Exhibit 6

REPORT:	RJ-0064/14-17	VALUATION DATE:	December 31st, 2014

APPLICANT:

OI S.A., hereinafter denominated OI.

Publicly traded corporation, with headquarters in Rua do Lavradio, nº 71, 2º Floor, Centro, in the City and State of Rio de Janeiro, registered in the General Roster of Corporate Taxpayers (CNPJ/MF) under nº 76.535.764/0001-43.

OBJECT:

OI, previously qualified, and TELEMAR PARTICIPAÇÕES S.A., hereinafter called TPART.

Publicly traded corporation, with headquarters in Praia de Botafogo, nº 300, 11º Floor, Office 1.101, Botafogo, in the City and State of Rio de Janeiro, registered in the General Roster of Corporate Taxpayers (CNPJ/MF) under nº 02.107.946/0001-87.

PURPOSE:	Valuation of the Net Equity of TPART and OI, through the appraisal of the assets of the societies involved, according to the same criteria and the same valuation dates at market price, to comply with article 264 of Law number 6.404, of 12/15/1976 (Corporate Law).

Report RJ-0064/14-17	1

EXECUTIVE SUMMARY

APSIS CONSULTORIA E AVALIAÇÕES LTDA. (APSIS) was hired by the company OI to ascertain, at market price, the value of its assets and liabilities, as well as the value of its shares in relation to TPART’s, according to the appropriate laws and regulations, specifically, article 264 of Law number 6.404/76 (Corporate Law).

The technical procedures utilized in this report are in accordance with the criteria established by the norms of valuation, and the calculations applied to establish the value of the assets were made through the income, the asset and the value approach.

This report presents the fair value of the assets and liabilities of the aforementioned corporations, in order to adjust the book value of their Net Equities through the asset approach.

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RESULTS SUMMARY

The tables below present a general view of the Net Equity, at market price, of the companies involved in the operation, on the valuation date of this report, for the purposes of Article 264 of Law number 6.404/76 (Corporate Law):

OI S.A. (CONSOLIDATED)	FAIR VALUE FINANCIAL STATEMENTS
BALANCE SHEET (in BRL thousands)	BALANCE IN 31/12/2014	ADJUSTMENTS DUE TO THE PERMUTATION	ADJUSTED BALANCE DUE TO THE PERMUTATION	MARKET ADJUSTMENTS	FAIR VALUE BALANCE
CURRENT ASSETS	49.286.795	(2.894.619)	46.392.176	—	46.392.176

Available for Sale	33.926.592	(2.894.619)	31.031.973	—	31.031.973

NONCURRENT ASSETS	53.502.327	—	53.502.327	3.640.823	57.143.150

LONG TERM ASSETS	23.992.912	—	23.992.912	(1.618.840)	22.374.072

Deffered Taxes (Deffered Passive Taxes on Market Adjustments)	7.625.772	—	7.625.772	(1.618.840)	6.006.932

INVESTMENTS	148.411	—	148.411	(5.789)	142.622

Equity Investments	148.411	—	148.411	(5.789)	142.622

PP&E	25.670.026	—	25.670.026	5.419.526	31.089.552

Network equipment	2.231.369	—	2.231.369	125.406	2.356.775
Data transmission equipment	12.967.914	—	12.967.914	(342.562)	12.625.352
Infrastructure	5.387.467	—	5.387.467	3.750.951	9.138.418
Plant & Property	1.868.711	—	1.868.711	1.885.730	3.754.441

INTANGIBLE ASSETS	3.690.978	—	3.690.978	(154.074)	3.536.904

Goodwill	154.074	—	154.074	(154.074)	—

TOTAL ASSETS	102.789.122	(2.894.619)	99.894.503	3.640.823	103.535.326

CURRENT LIABILITIES	42.556.832	—	42.556.832	(141.793)	42.415.039

Other Accounts Payable	1.021.719	—	1.021.719	(141.793)	879.926

NONCURRENT LIABILITIES	40.920.801	—	40.920.801	—	40.920.801

LONG TERM LIABILITIES	40.920.801	—	40.920.801	—	40.920.801

NET EQUITY	19.311.489	(2.894.619)	16.416.870	3.782.616	20.199.486

Capital	21.438.220	—	21.438.220	—	21.438.220
Treasury Stock	(2.367.552)	(2.894.619)	(5.262.171)	—	(5.262.171)
Capital Reserve	3.977.623	—	3.977.623	—	3.977.623
Profit/Loss Reserve	1.933.354	—	1.933.354	—	1.933.354
Accumulated Profit/Loss	(4.024.184)	—	(4.024.184)	—	(4.024.184)
Fair Value Adjustments	(305.676)	—	(305.676)	—	(305.676)
Other Comprehensive Income	(2.849.493)	—	(2.849.493)	—	(2.849.493)
Non-controlling Interest	1.509.197	—	1.509.197	—	1.509.197
Market Adjustments	—	—	—	3.782.616	3.782.616

TOTAL LIABILITIES AND NET EQUITY	102.789.122	(2.894.619)	99.894.503	3.640.823	103.535.326

Report RJ-0064/14-17	3

TELEMAR PARTICPAÇÕES S.A.		FAIR VALUE PRO FORMA FINANCIAL STATEMENTS
BALANCE SHEET (in BRL thousands)		BALANCE IN 31/12/2014	ADJUSTMENTS DUE TO LOSS OF CONTROL	ADJUSTED BALANCE IN 31/12/2014	SUBSEQUENT EVENT (1)	PRO FORMA BALANCE AFTER SUBSEQUENT EVENT (1)	SUBSEQUENT EVENT (2)	PRO FORMA BALANCE AFTER SUBSEQUENT EVENT (2)	MARKET ADJUSTMENTS	PRO FORMA FAIR VALUE BALANCE IN 31/12/2014
CURRENT ASSETS		30,353.41	—	30,353.41	1,218.91	31,572.32	26,420.39	57,992.71	—	57,992.71

NONCURRENT ASSETS		1,538,324.16	(1,289,321.10)	249,003.06	(1,218.54)	247,784.52	197,195.13	444,979.65	1,656,574.38	2,101,554.03

LONG TERM ASSETS		81,713.13	—	81,713.13	—	81,713.13	234.34	81,947.47	—	81,947.47

INVESTMENTS		1,456,608.88	(1,289,321.10)	167,287.79	(1,218.54)	166,069.25	196,818.25	362,887.50	1,656,574.38	2,019,461.87

Equity stake in OI S.A.	10.00%	566,165.96	(422,182.48)	143,983.47	22,040.07	166,023.55	196,818.25	362,841.80	1,656,574.38	2,019,416.17
Equity stake in the Adjusted Fair Value of OI S.A.		213,875.69	(213,875.69)	—	—	—	—	—	—	—
Equity stake in Valverde Participações S.A.	100.00%	120,003.70	(96,745.09)	23,258.62	(23,258.62)	—	—	—	—	—
Goodwill in equity acquisition		556,517.83	(556,517.83)	—	—	—	—	—	—	—
Other Investments		45.70	—	45.70	—	45.70	—	45.70	—	45.70

PP&E		2.14	—	2.14	—	2.14	142.54	144.68	—	144.68

INTANGIBLE ASSETS		—	—	—	—	—	—	—	—	—

TOTAL ASSETS		1,568,677.57	(1,289,321.10)	279,356.48	0.37	279,356.84	223,615.51	502,972.36	1,656,574.38	2,159,546.74

CURRENT LIABILITIES		849.95	—	849.95	0.37	850.31	11,471.33	12,321.64	—	12,321.64

LONG TERM ASSETS		2,716.00	—	2,716.00	—	2,716.00	2,680.94	5,396.94	—	5,396.94

Provisions		2,716.00	—	2,716.00	—	2,716.00	2,680.94	5,396.94	—	5,396.94

NET EQUITY		1,565,111.63	(1,289,321.10)	275,790.53	—	275,790.53	209,463.25	485,253.78	1,656,574.38	2,141,828.16

Capital		4,596,511.47	—	4,596,511.47	—	4,596,511.47	—	4,596,511.47	—	4,596,511.47
Capital Reserve		717,239.88	—	717,239.88	—	717,239.88	209,463.25	926,703.14	—	926,703.14
Fair Value Adjustments		(3,144,509.84)	3,144,509.84	—	—	—	—	—	—	—
Accumulated Profit/Loss		(737,335.63)	(4,300,625.19)	(5,037,960.82)	—	(5,037,960.82)	—	(5,037,960.82)	—	(5,037,960.82)
Other Comprehensive Income		133,205.75	(133,205.75)	—	—	—	—	—	—	—
Market Adjustments		—	—	—	—	—	—	—	1,656,574.38	1,656,574.38

TOTAL LIABILITIES AND NET EQUITY		1,568,677.57	(1,289,321.10)	279,356.48	0.37	279,356.84	223,615.51	502,972.36	1,656,574.38	2,159,546.74

(1)	Incorporation of Valverde Participações S.A., as of the Valuation Report RJ 0064/14-11.
(2)	Incorporation of Bratel Brasil, as of the Valuation Report RJ 0064/14-15.

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The charts below present the exchange ratios between OI’s and TPART’s shares:

Appraisal of the Exchange Ratio

in BRL thousand			OI x TELEMAR
RELEVANT ACCOUNTS	BOOK VALUE		FAIR VALUE
	OI	TPART	OI	TPART
ASSETS	99,894,503	502,972	103,535,326	2,159,547
CURRENT ASSETS	46,392,176	57,993	46,392,176	57,993
LONG TERM ASSETS	23,992,912	81,947	22,374,072	81,947
FIXED ASSETS	29,509,415	363,032	34,769,078	2,019,607

LIABILITIES	99,894,503	502,972	103,535,326	2,159,547
CURRENT LIABILITIES	42,556,832	12,322	42,415,039	12,322
LONG TERM LIABILITIES	40,920,801	5,397	40,920,801	5,397
NET EQUITY	16,416,870	485,254	20,199,486	2,141,828

OUTSTANDING SHARES (*)	700,462	7,600,369	700,462	7,600,369

BRL PER SHARE	23.43721894	0.06384608	28.83739562	0.28180580

EXCHANGE RATIO	0.00272413		0.00977223

Obs.: Quantity of OI shares relative to one TPART share.

(*)	SHARE COMPOSITION (thousands):

	OI	TPART
- Total shares in Capital before the incorporation	858,472	7,600,369
- Treasury Stock	(158,010)	—

Total shares in Capital	700,462	7,600,369

(1)	Quantity of shares before the incorporation

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TABLE OF CONTENTS

1.	INTRODUCTION	7
2.	PRINCIPLES AND QUALIFICATIONS	8
3.	RESPONSIBILITY LIMITATIONS	9
4.	COMPANY DESCRIPTIONS	10
5.	APPRAISAL METHODOLOGY	12
6.	GENERAL VALUATION CRITERIA	14
7.	APPRAISAL OF THE FAIR VALUE OF OI’S NET EQUITY	25
8.	APPRAISAL OF THE FAIR VALUE OF TPART’S NET EQUITY	28
9.	CONCLUSION	31
10.	EXHIBITS	32

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1. INTRODUCTION

APSIS CONSULTORIA EMPRESARIAL Ltda., hereinafter called APSIS, with headquartes at Rua Assembléia nº 35, 12 º floor, Centro, in the City and State of Rio de Janeiro, registered with the General Roster of Corporate Taxpayers (CNPJ) under nº. 08.681.365/0001-30, was appointed by OI to ascertain it’s Net Equity at Book Value in relation to TPART’s; the equities of both companies were valued according to the same criteria, date and market price, to comply with article 264 of Law number 6.404 of 12/15/1976 (Corporate Law).

In the preparation of this report, we have used data and information provided by third parties, in the form of documents and verbal interviews with the client. The estimates used in this process are based on documents and information which include, among others, the following:

•	Balance Sheets audited by companies from the group;

•	Organogram and equity stakes;

•	Detailed list of the permanent assets

•	Manager’s accounting of the accounts receivable;

•	Analytical list of current and differed taxes;

•	List of Contingencies with their respective qualifications ; and

•	Other necessary documents.

The team in charge of preparing this report consists of the following professionals:

•	AMILCAR DE CASTRO
Director Bachelor’s Degree in Law

•	ANA CRISTINA FRANÇA DE SOUZA
Vice-President Civil Engineer (CREA/RJ 1991103043)

•	ANTÔNIO LUIZ FEIJÓ NICOLAU
Director Attorney at Law (OAB/RJ 167.543)

•	EDUARDO DE CASTRO ROSSI
Director Electrical engineer (CREA/SP 5062320397)

•	LUIZ PAULO CESAR SILVEIRA
Vice-President Mechanical Engineer and Accountant (CREA/RJ 1989100165 e CRC/RJ-118263/P-0)

•	MÁRCIA APARECIDA DE LUCCA CALMON
Director Accountant (CRC/SP-143169/O-4)

•	MÁRCIA MOREIRA FRAZÃO DA SILVA
Director Accountant (CRC/RJ-106548/O-3)

•	PAULO VICTOR CUNHA PORTO
Supervisor Accountant

•	RENATA POZZATO CARNEIRO MONTEIRO
President Attorney at Law (OAB/RJ 109.393)

•	RODRIGO NIGRI ADELSON
Supervisor Economist (CORECON/RJ 26873)

•	SERGIO FREITAS DE SOUZA
Vice-President Economist (CORECON/RJ 23521-0)

•	SILVIA CRISTINA OGOSHI
Director Architect and Urbanist (CAU/SP 51360-1)

Report RJ-0064/14-17	7

2. PRINCIPLES AND QUALIFICATIONS

The following information is vital and should be carefully read.

The numbered, calculated and personalized report adheres rigidly to the fundamental principles listed below:

•	The consultants do not have any direct or indirect interests in the companies involved or in the operation, nor are there any other relevant circumstances which may characterize a conflict of interests.

•	APSIS professional fees are not in any way whatsoever subject to the conclusions of this report.

•	To the best of the consultants’ knowledge and credit, the analyses, opinions and conclusions expressed in this Report are based on data, diligence, research and surveys that are true and correct.

•	In this report, one assumes that the information received from third parties is correct, and that the sources thereof are comprised in said report.

•	For projection purposes, we start with the premise of the inexistence of liens or encumbrances of any nature, whether judicial or extrajudicial, affecting the companies in question, other than those listed in this report.

•	The report presents all the limiting conditions imposed by the adopted methodologies, which affect the analyses, opinions and conclusions comprised therein.
•	The report was prepared by APSIS and no one other than the consultants themselves prepared the analyses and respective conclusions.

•	APSIS assumes full responsibility for the matter of Appraisal Engineering, including implicit appraisals, for the exercise of its honorable duties, primarily established in the appropriate laws, codes or regulations.

•	This Report complies with the specifications and criteria prescribed by USPAP (Uniform Standards of Professional Appraisal Practice), in addition to the requirements imposed by different bodies and regulations, such as: the Ministry of Treasury, Central Bank, Bank of Brazil, CVM (Securities and Exchange Commission), SUSEP (Superintendence of Private Insurance), Income Tax Regulations (RIR), etc.

•	The managers of the companies involved did not direct, restrict, hinder or do any acts which have or may have compromised access to, use or knowledge of information, assets, documents, or work methods applicable to the quality of the respective conclusions comprised herein.

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3. RESPONSIBILITY LIMITATIONS

•	To prepare this report, APSIS used historical data and information audited by third parties or not audited, and non-audited projected data provided in writing or verbally by the company’s management or obtained from the sources mentioned. Therefore, APSIS has assumed as true the data and information obtained for this report and does not have any responsibility in connection with their truthfulness.

•	The scope of this work did not include audits of the financial statements or revision of the works performed by their auditors. Therefore, APSIS is not expressing any opinion over the soliciting company’s financial documentation.

•	We do not take responsibility for occasional losses to the applicant or to other parties as a result of the use of data and information provided by the company and comprised herein.

•	Our work was developed to be used by the soliciting company and the other companies involved in the project, aiming at the previously described objective. Therefore, this report should not be published, circulated, reproduced or utilized for another purpose that has not been mentioned, without previous approval, in writing, by APSIS.
•	The analyses and conclusion within this Report are based on diverse assumptions, utilized on the valuation date, of future operational projections, such as: prices, volume, market share, revenue, taxes, investments, operational margins, etc. Therefore, the future operational results of the company may be different from any projection or estimate within this Report, specifically in case that new information is made available after the emission date of the Report.

•	This valuation does not reflect future events and their respective impacts after the emission date of this report.

•	APSIS does not take responsibility neither for, direct or indirect, losses or diminishing profits due to unwarranted use of the Report.

•	We emphasize that the understanding of the conclusion of the Report will occur through its thorough analysis alongside its attachments. Therefore, no conclusions should be extracted from partial reading, which may be incorrect or mistaken.

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4. COMPANY DESCRIPTIONS

•	TELEMAR PARTICIPAÇÕES S.A.

Telemar Participações S.A. (“Telemar” or “Company”) is a publicly traded company, which has as social object, the direct or indirect, participation in the capital of Oi S.A. (“Oi”) previously called Brasil Telecom S.A. or “BrT”, with capability to provide management and administrative services to the companies under its control, as well as participate in other companies both national and international. The company’s head office is in Brasil, in the city of Rio de Janeiro, Praia de Botafogo, 300 - 11º floor and it is a holding controlled jointly by LF Tel S.A., AG Telecom Participações S.A. and Fundação Atlântico de Seguridade Social and, in December 31st, 2014, each one holds, respectively, 19.36%, 19.36% and 11.51% of the Company’s voting capital. The following legal entities are also signatories of the Company’s Shareholder’s Agreement: BNDES Participações S.A. - BNDESPAR with 13.05%, Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI with 9.69%, Fundação dos Economiários Federais - FUNCEF with 7.48%, Fundação Petrobrás de Seguridade Social - PETROS with 7.48% and Bratel Brasil S.A. with 12.07%. The company is registered in Comissão de Valores Imobilliários (CVM, the Securities and Exchange Commission of Brazil), as a publicly traded company.

Besides its stake in OI, Telemar holds a stake in the capital of Valverde Participações S.A. (“Valverde”) and Bakarne Investments Ltd. (“Bakarne”).

OI has a concession from STFC - Serviço Telefônico Fixo Comutado (Fixed Commuted Telephone Service) and operates since July, 1998 in the Região II of the PGO - Plano Geral de Outorgas (Granting General Plan). This plan encompasses the Brazilian states of Acre, Rondônia, Mato Grosso do Sul, Tocatins, Goiás, Paraná, Santa Catarina and Rio Grande do Sul, in addition to Distrito Federal, in the local and long distance intraregional modalities. Since 2004, OI has begun to delve into the services of national and international long distances in all Regions and, in the local modality, services outside of Region II begun to be offered in January, 2005. The service is offered based on the concessions granted by ANATEL - Agência Nacional de Telecomunicações (Telecom Nacional Agency), office responsible for the regulation of telecommunications in Brazil.

Valverde is a joint stock company, and a direct subsidiary of the Company, that was acquired in March 1st, 2011, and whose main corporate objective is its stake in other companies, which as of December 31st, 2014, holds OI shares as its main asset.

Bakarne is an integral subsidiary of the Company with head in Tortola - British Virgin Islands, constituted in 2003 with the objective of offering auxiliary and managerial services in financial operations to the Company. In the Company’s directors meeting, held in February 11th, 2014, Bakarne’s termination was decided.

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•	OI S.A.

OI S.A. is one of the main providers of integrated telecommunications services in Brazil, ending 2013 with more than 74 million revenue generating units (“RGU”), according to the most recent data supplied by ANATEL, with 17,837 thousand units in the Residential segment, 47,727 thousand units in the Personal Mobility segment and 8,246 thousand in the Corporate / SME - small and medium-sized enterprises segment, in addition to 655 thousand public telephones. OI operates in all of Brazil’s territory and offers a variety of integrated telecommunication products that include fixed and mobile telephone lines, network use (interconnection), data transmissions (including broadband), and pay TV (also offered through double-play, triple-play and quadruple-play packages), internet services and other telecommunication services, for residential clients, companies and government offices. The company owns approximately 330 thousand km of optical fibers, retaining the largest backbone in Brazil. In addition, its mobile reach encompasses approximately 88.5% of the Brazilian population. OI possesses approximately 18.6% of the market share in the mobile phones and around 40.5% in fixed telephones. Additionally, OI offers more than 520 thousand Wi-Fi hotspots.

Since 2012, with the conclusion of a significant corporate restructuration process started in 2011, OI has only one company of the group listed in the stock market, with a simplified capital structure. OI’s ordinary and preferential shares are negotiated in BM&FBovespa and in the New York stock exchange (“NYSE”) through the tickers, respectively, OIBR3 and OIBR4 in BM&FBovespa and OIBR.C and OIBR in NYSE.

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5. APPRAISAL METHODOLOGY

ASSET APPROACH: FAIR VALUE OF THE NET EQUITY

This methodology is derived from the generally accepted accounting principles in Brazil (BR GAAP), in which the financial demonstrations are prepared based on the principle of historical cost, or historical acquisition. Due to this principle and to the fundamental principle of accounting, the book value of the assets of a company minus the book value of the liabilities of a company is equal to the book value of the company’s net equity.

The application of this methodology takes, as a starting point, the book value of the assets and liabilities and requires adjustments in some of these items so as to reflect their probable realization values. The result of the application of this method may offer a base to estimate the company value, as well as a base that can be used as comparison to the results from other methodologies.

However, basic economic principles allow for the creation of the following appraisal technique: the value defined for the assets subtracted from the value defined for the liabilities is equal to the value defined for the net equity of a company. From an appraisal perspective, the definitions relevant to the value are those appropriate to the valuation’s objective.

Therefore, the asset approach aims to value a company through the adjustment of the book value (net balance) to its respective fair value. The assets and liabilities judged relevant are valued by fair value, with this value being compared to its book value (net balance).

The general valuation criteria applied to the successive adjustments of the assets susceptible to valuation at market price are detailed in chapter 6 of this report.

These adjustments, dutifully analyzed, are added to the book value of the net equity. The fair value of the company will be the value of the net equity, considering the calculated adjustments for the valued assets and liabilities.

It should be noted that the identification and quantification of the liabilities not registered or disclosed by the companies’ administrations is not within the scope of this project.

In the present valuation, the methodology and scope adopted had the aim of appraising the companies as going concerns and, therefore, the expenses incurred in the realization of assets or required liabilities, as well as related to the process of bankruptcy or liquidation of the companies were not considered in the calculations.

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MAIN VALUATION STEPS

•	Reading and analysis of the financial balances of the companies.

•	Analysis of the registered assets and liabilities in the company’s balance, aiming to identify the values susceptible to adjustments, as well as the calculation of its most likely market values.

•	Adjustments of the fixed assets of the company by their respective market values, based on the calculations performed by APSIS.

•	The book value of the intangibles was kept as the best estimate of appraisal, with the exception of the goodwill, whose values have been written off given that they are related to future income expectations.

•	Consolidation of the net equity in the financial statements, at market value, of the controlled and related companies, for the calculation of the value of the investments.

•	Calculation of the fair value of the Net Equity of the companies.

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6. GENERAL VALUATION CRITERIA

The present report was elaborated with the purpose of attending to the current legislation, in the context of OI’s Corporate Restructuration, as mentioned in the Executive Summary.

EVENTS AND ADJUSTMENTS CONSIDERED IN THE APPRAISAL

The audited Financial Statements, used as a basis for this current report, were prepared by the Company already adhering to Law number 11.638/07. The following table presents the general criteria defined for the valuation of the principal groups of accounts of the companies involved in the operation:

ACCOUNT GROUPS		ASSUMPTIONS		APPRAISAL CRITERIA

CASH AND CASH EQUIVALENTS	•	This group is represented by the balance in cash and in fixed funds, bank accounts and short term financial applications of high liquidity (normally with expiration dates below 3 months), promptly convertible into a known amount of cash and subject to an insignificant risk of variation in value, being demonstrated by fair value.	•	Book value was used as it was already accounted for by its fair value.

FINACIAL APPLICATIONS	•	The financial applications are classified according with its purpose: (i) held for negotiation; (ii) held until expiration; and (iii) available for sale.	•	Book value was used as there was no evidence of necessary adjustments.

	•	The applications held for negotiation are appraised according to their fair value, with their effects recognized in the final result. The applications held until expiration are measured by the acquisition cost incremented by the earned yields, reduced by the provision for adjustment to probable execution value, when applicable, with their effects recognized in the final result. The applications available for sale are appraised at fair value, with their non realized gains and losses, recognized in other comprehensive results, when applicable.

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ACCOUNT GROUPS		ASSUMPTIONS		APPRAISAL CRITERIA

FINANCIAL INSTRUMENTS (ASSETS AND LIABILITIES)	•	The derivative financial instruments are acquired with the purpose of reducing exposure to market risk resulting from fluctuations in the exchange rates of the debt and of financial applications abroad in foreign currency, including changes resulting from variations in the debt’s interest rate.	•	Book value was used as it was already accounted for by its fair value.

	•	The derivatives are originally recognized at fair value on the date in which the derivative contract is signed and subsequently measured according to its respective fair value. Alterations in the fair value of any of these derivative instruments are recognized directly in the final result.

ACCOUNTS RECEIVABLE	•	The accounts receivable from services provided by telecommunications are appraised according to the value of the tariffs or the services in the date they were provided and do not differ from their fair values.	•	Book value was used as there was no evidence of necessary adjustments.

	•	These accounts receivable also include services provided to clients not paid up to the date of closure of the exercises, as well as the accounts receivable related to sales of mobile phones, SIM cards and accessories.

	•	The provision for credits of doubtful liquidation is established to recognize the probable losses of accounts receivable, the estimate of provision for credits of doubtful liquidation is constituted in an amount considered sufficient to cover eventual losses in the execution of these credits. The estimated value of the provision for credits of doubtful liquidation is elaborated based on the company’s default history.

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ACCOUNT GROUPS		ASSUMPTIONS			APPRAISAL CRITERIA

REDUCTION TO RECOVERABLE VALUES OF LONG DURATION ASSETS (IMPAIRMENT TEST)	•

The company revises and analyses the possibility of recuperation of the registered values of its fixed assets and intangibles to evaluate the occurrence of reductions in the recoverable value of the company’s assets, either from the results of decisions to discontinue related activities to such assets or in case of evidence that the future operational revenues will not be will not be enough to guarantee its realization.

				•	The Company has not identified any evidence that could reduce the recoverable value of its assets other than the values registered at the period ended in December 31st of December, with basis in analyses of the operational value through discounted cash flows, which were prepared according to the budget and forecasts provided by the Administration.
	•	The Impairment Tests of the assets with a defined useful life are applied whenever events or changes in circumstances indicate that the book value may not be recoverable.
	•	The recoverable values of the assets are determined according to the comparison between the calculations of their operational value and their liquidation value. These calculations relied on judgments and on a series of assumptions.

TAX CREDITS AND OBLIGATIONS	Substantially represented by credits referent to the following taxes:			•	Book value was used as there was no evidence of necessary adjustments.
		•	PIS/COFINS;
		•	ICMS;
		•	IR/CSLL;
		•	Taxes with Suspended Eligibility;
		•	Parceled Taxes; and
		•	Others (ISS, FUST, FUNTTEL).

INVENTORY	The inventory is divided and classified according to the disposition below:			•	Book value was used as there was no evidence of necessary adjustments.
•

Inventory of maintenance materials: classified as current assets according to their respective utilization period, and demonstrated by their average acquisition cost, which does not exceed their reposition cost;

Report RJ-0064/14-17	16

ACCOUNT GROUPS		ASSUMPTIONS		APPRAISAL CRITERIA

• Inventory for expansion: classified as fixed assets, and demonstrated by the average cost of acquisition and has the purpose of being applied to the expansion of the telephone network; and
•

Inventory for resale materials: classified as current assets, and calculated based on the average price of acquisition, basically, represented by mobile phones and accessories. For both mobile phones and accessories, adjustments to the probable value of acquisition are registered in cases in which the acquisitions are performed at values superior to sales price. For the obsolete inventory, losses to the recoverable value are registered.

DEPOSITS AND JUDICIAL DEPOSITS	•

In some situations, either by legal demand or by the need for guarantees, judicial deposits are made to guarantee the continuity of ongoing processes. These judicial deposits can be requested for processes, whose probability of loss has been appraised by the Company, based on the opinion of the legal advisers, as probable, possible or remote.

			•	Book value was used as there was no evidence of necessary adjustments.
ADVANCED PAYMENTS AND PREPAID EXPENSES	•	Originally demonstrated by the values of effective payments and appropriate results, according to accrual basis accounting.	•	Book value was used as there was no evidence of necessary adjustments.
FINANCIAL ASSETS AVAIABLE FOR SALE	•	Financial assets available for sale are non-derivative financial assets, which are either designed as available for sale or are not classified as (a) loans and accounts receivable (b) investments held until their expiration date or (c) fair value financial assets. The company registers financial assets available for sale, initially, by their fair value, increased by any directly attributable transaction costs. After initial recognition, they are measured by fair value and the changes	•	Book value was used as it already represents fair value.

Report RJ-0064/14-17	17

ACCOUNT GROUPS		ASSUMPTIONS			APPRAISAL CRITERIA

not related to losses by reduction to the recoverable value and the variation of foreign currency over debt instruments available for sale, are recognized in other comprehensive results and presented within the net equity. When an investment account is written off, the relative accumulated balance is transferred to the overall balance.

DEFFERED TAXES, CREDITS AND OBLIGATIONS	•

The Income Tax and Social Contribution over profit are accounted on an accrual basis. The taxes related to temporary differences, fiscal losses, and negative tax basis are registered in the assets or liabilities, according to each specific case, solely on the assumption of future realization or enforceability. The Company elaborates technical studies that contemplate the capability of generating future results, according to the Administration expectations, considering the continuity of the companies. The company reduces the book value of the differed fiscal assets as it becomes less probable that sufficient taxable profit will be available to allow the utilization of part or of all benefits related to the differed fiscal asset.

• •

Book value was used as there was no evidence of necessary adjustments.

The non-constituted fiscal assets in some of the invested companies were also considered on the determination of the fair value of Net Equity.

OTHER ASSETS (SHORT AND LONG TERM)	Substantially represent by credits referring to the following items:			•	Book value was used as there was no evidence of necessary adjustments.
		•	Assets related to the Pension Funds;
		•	Receivable Credits;
		•	Fiscal Incentives;
		•	Other assets
INVESTMENTS	•	In TPART’s Individual Financial Reports, the financial information of the parent company and the subsidiaries, as well as affiliated companies, are recognized through the consolidation of the financial statements, on a market results basis. Therefore, any measuring differences between the companies involved are already adjusted.		•	The appraisal was based on OI’s consolidated balance, and its impacts were taken into account based on the consolidation of the financial statements of TPART.

Report RJ-0064/14-17	18

ACCOUNT GROUPS		ASSUMPTIONS		APPRAISAL CRITERIA

	•	Given that the accounting policies of both the parent and controlled companies are aligned with the policies adopted by OI, the Financial Reports of the subsidiaries are consolidated into OI’s financial reports.	•

For the purposes of attending to article 264 of the Corporate Law, the values of goodwill registered in the acquisition of OI’s non consolidated investments were written off, given that they represented expectations of future profitability, outside the normal established value for the aim of the proposed appraisal to attend to the legal norm previously mentioned.

FIXED ASSETS	•

The fixed assets are demonstrated by the acquisition or construction cost, deducing the accumulated depreciation. The historic costs include expenses that are directly attributable to asset acquisition. It also includes expenses with installations, when it is likely that these expenses will generate future economic benefits, as well as re-assembly, removal and reestablishment of assets.

			•	The fixed assets were valued according to the details contained in the attachments of this report.
•

The loan and financing costs, when directly attributable to acquisition, construction or production of an applicable asset are capitalized in the initial costs of these assets. The applicable assets are those that necessarily demand a substantial time to become ready for use.

	•	The subsequent costs are included in the book value when appropriate, solely when these assets generate future economic benefits and can be measured

Report RJ-0064/14-17	19

ACCOUNT GROUPS		ASSUMPTIONS		APPRAISAL CRITERIA
reliably. The residual balance of the substituted asset is written off. The expenses with maintenance and repair are registered in the Financial Statement during the period in which they occur, however, they are capitalized only when they clearly represent a growth in installed capacity or useful economic life.

	•	The goods related to contracts of leasing are registered in the fixed assets by fair value or, if inferior, by the present value of the minimum payments of leasing, in the contract’s initial date.

	•	The depreciation is calculated by the linear method, according to the expected useful economic life, which the company revises annually.

INTANGIBLE ASSETS	•	Intangible assets acquired with a defined useful life are registered in the cost, deducing the amortization and the accumulated losses by reduction to the recoverable value. The amortization is considered in a linear basis according to the estimated useful life of the assets. The estimated useful life and the amortization method are revised at the end of every exercise and the effect of any change in the estimates is respectively accounted for. Intangible assets acquired with an indefinite useful life are registered by its cost, deducing the accumulated losses by reduction to the recoverable value.	• •

Book value was used as there was no evidence of necessary adjustments.

Although the methodology for the allocation of these assets is based on the analysis of discounted cash flows, in essence, the same value is represented by the company’s cost of acquisition, and therefore the book values were maintained.

•

The intangible assets registered in TPART, take into account that they will become active before the realization of the General Assemblies that will deliberate over this incorporation, the Termination Conditions from the Shareholders Agreement of Telemar Participações S.A. determines that, for all the signatories, the object Company will begin to register the investment held, directly or indirectly, in OI S.A. by its fair value.

	•	Therefore, in order to reflect the loss of control, this valuation report contains adjustments in the initial balance taking into account the added value of OI’s assets.

Report RJ-0064/14-17	20

ACCOUNT GROUPS		ASSUMPTIONS			APPRAISAL CRITERIA

GOODWILL	• •

The goodwill is represented by the positive difference between the value paid and/or to be paid for the acquisition of a business and the net amount of the fair value of both the assets and liabilities of the acquired company.

The goodwill is accounted for by its cost value minus the accumulated losses due to impairment. The goodwill is tested annually to verify losses (impairment).

				•	For the purposes attending to article 264 of Corporate Law, the amount of goodwill registered in the acquisition of OI’s non-consolidated investments were written off, given that they represented expectations of future profits, outside the normal established value for the objective appraisal proposed to attend to the legal norm previously mentioned.

LOANS AND FINANCING	•	The loans and financing are presented by the amortization cost, adjusted by the monetary or exchange-rate variations, added the interest generated up to the exercise’s closing date.		•	Book value was used as there was no evidence of necessary adjustments.

	•	The incurred transaction costs are measured by the amortization costs and recognized as liabilities, reducing the balance of the loans and financings, being summed into the results through the duration of the contracts.

SUPPLIERS	Represent substantially by:			•	Book value was used as there was no evidence of necessary adjustments.
		•	Infrastructure and grid material;
		•	Transfers;
		•	Sales Commissions;
		•	Maintenance; and
		•	Diverse Suppliers.

Report RJ-0064/14-17	21

ACCOUNT GROUPS		ASSUMPTIONS			APPRAISAL CRITERIA

PERSONNEL, OBLIGATIONS AND SOCIAL BENEFITS	Represented substantially by:			•	Book value was used as there was no evidence of necessary adjustments.
		•	Wages;
		•	Welfare Costs;
		•	Social Benefits;
		•	Holdbacks in Operational Expenses;
		•	Workers participation in the Result; and
		•	Others

AUTHORIZATIONS AND CONCESSIONS TO BE PAID	•	Refers to values to be paid to ANATEL by the radiofrequency grants and authorization to offer SMP and STFC services, obtained through auctions. The balances relating to authorizations and concessions to be paid are monetarily adjusted based on contractual conditions.		•	Book value was used as there was no evidence of necessary adjustments.

REVENUES TO APPROPRIATE AND CLIENT ADVANCED PAYMENTS (SHORT AND LONG TERM)	•	The balance is represented by the minutes not utilized by clients utilizing the prepaid service, registered as differed revenue and added to the result when effectively utilized by the clients, and other types of received advanced payments.		•

We considered the net revenue that would be generated from prepaid mobile telephone services. Given that the values registered in the liabilities are of guaranteed liquidation, either from the provision of the offered service or from the expiration of the credits.

				•	The value was adjusted considering the Company’s gross margin in the provision of this type of service throughout 2014.
				•	The revenues referent to prepaid services

Report RJ-0064/14-17	22

ACCOUNT GROUPS		ASSUMPTIONS		APPRAISAL CRITERIA
are consolidated in the Company’s current liabilities due to their short term realization date; for other advanced payments, the Book value was used.

CIVIL, TAX AND LABOUR PROVISIONS.	•

The value determined for provisions is the best estimate of the necessary expenses to liquidate the obligation present on the date of the balance sheet, based on the opinion of the administrators and both internal and external legal consultants, the values registered are based on the estimates of the costs of the processes’ outcome.

			•	Book value was used as there was no evidence of necessary adjustments.

	•	The growth in obligations over time is also treated as a financial expense.

DIVIDENDS AND INTEREST OVER CAPITAL	•	It represent the dividends and interest paid over capital, net of Income Taxes when applicable, to be paid to shareholders.	•	Book value was used as there was no evidence of necessary adjustments.

OTHER LIABILITIES (SHORT AND LONG TERM)	Represented by balances referent to the following items:		•	Book value was used as there was no evidence of necessary adjustments.
• Consignment in Favor of Third Parties;
• Advancing of Receivables; and
• Other Liabilities

NON CURRENT ASSETS (AND LIABILITIES ASSOCIATED) HELD FOR SALE AND DISCONTINUED OPERATIONS	•	The noncurrent assets are classified as assets held for sale when their book values become recoverable, mainly, through a sale and when such sale is extremely probable. These assets are appraised according to the minimum value between the book value and the fair value minus the sale costs. Any loss due to reduction to the recoverable cost of a group of assets held for sale is initially allocated as goodwill, and, subsequently, as remaining assets and liabilities in a pro rata basis.	•	The adjustments performed in the initial value refer to the effects of the exchanges of the Bonds that composed the book value of this item on the valuation date.

Report RJ-0064/14-17	23

ACCOUNT GROUPS		ASSUMPTIONS		APPRAISAL CRITERIA

	•	Discontinued Operation is a component or a business unit that encompasses operations and cash flows that can be clearly distinguished from the remainder of the company. The classification of discontinued operations occurs due to alienation, or when the operation meets the criteria required to be classified as held for sale. In December 31st of 2014, the Company classified as a discontinued operation its businesses in Portugal held by PT Portugal, that found themselves compromised by the sale to Altice, and classified the businesses in Africa as held for sale.	•	The “Swap” event is explained in more detail in the premises of appraisal of the Net Equity.

NET EQUITY	•	The following adjustments were made to OI’s initial balance:	•	The market adjustments reflect the result of the appraisal of the components of the equity, net from tax effects, when applicable.
• Treasury Stock.
•

In march 6th, 2015, OI became aware of the unanimous decision delivered, in march 4th, 2015, by the Comissão de Valores Imobilliários (CVM, the Securities and Exchange Commission of Brazil), over the authorization request presented by the Company for the performance of the swap operations and of options, such as PT SGPS (“swaps”) related to investments of PT SGPS, in bonds from Rio Form Investments S.A. (“Bonds”)

	•	As expected in the operation, OI’s and PT’s subsidiaries will perform a swap through which PT will grant shares emitted by OI, corresponding to 47,434,872 OIBR3 and 94,869,744 OIBR4 (shares swapped already considering the grouping of the shares), to OI’s subsidiaries; and OI, in exchange, will grant the Bonds to PT, with a total value of € 897 millions. To measure the effects of this transaction in OI’s Net Equity, the exchange rate on the valuation date was considered.

Report RJ-0064/14-17	24

7. APPRAISAL OF THE FAIR VALUE OF OI’S NET EQUITY

This report applied the asset approach for the appraisal of the Fair Value of the Net Equity of OI and TPART. Through this approach, we appraised the relevant assets and liabilities, in order to reflect their Fair Value, and in accordance to the criteria detailed in chapter 6.

RELEVANT ASSETS

OI and its subsidiaries are a group which composes one of the main providers of integrated telecommunication services in Brazil, gathering approximately 74 million Cash Generating Units (“CGU”), according to ANATEL. The group has nationwide presence, offering a variety of telecommunication services, such as fixed and mobile telephone services, web services (interconnection), data transmission (including broadband) and pay TV (also offered through double-play, triple-play and quadruple-play packages), internet services and other telecommunication services to residential customers, corporations and government agencies.

FIXED ASSETS

Property that integrates the fixed assets relating to network equipment, data transmission equipment, infrastructure, plant & property, PP&E in progress and other accounts are the most relevant assets among the set of OI’s assets and its subsidiary assets. In this appraisal, we considered OI and all the companies it controls, directly or indirectly. The methodology of appraisal of these assets can be found in Attachment 1, and the results are summarized on the following table:

in BRL thousands
CONSOLIDATED PP&E - OI S.A.	BOOK VALUE	FAIR VALUE
Network equipment	2.231.369	2.356.775
Data transmission equipment	12.967.914	12.625.352
Infrastructure	5.387.467	9.138.418
Plant & Property	1.868.711	3.754.441
PP&E in progress	557.156	557.156
Other accounts	2.657.409	2.657.409

TOTAL	25.670.026	31.089.552

OTHER ASSETS AND LIABILITIES

For other assets and liabilities of OI, we adopted the criteria specified in Chapter 6.

Report RJ-0064/14-17	25

VALUE OF NET EQUITY AT MARKET PRICE OF OI

The table below shows the value of the Net Equity at Market Price of OI as of the valuation date, with the following adjustments made in the main accounts:

OI S.A. (CONSOLIDATED)	FAIR VALUE FINANCIAL STATEMENTS
BALANCE SHEET (in BRL thousands)	BALANCE IN 31/12/2014	ADJUSTMENTS DUE TO THE PERMUTATION	ADJUSTED BALANCE DUE TO THE PERMUTATION	MARKET ADJUSTMENTS	FAIR VALUE BALANCE
CURRENT ASSETS	49.286.795	(2.894.619)	46.392.176	—	46.392.176

Available for Sale	33.926.592	(2.894.619)	31.031.973	—	31.031.973

NONCURRENT ASSETS	53.502.327	—	53.502.327	3.640.823	57.143.150

LONG TERM ASSETS	23.992.912	—	23.992.912	(1.618.840)	22.374.072

Deffered Taxes (Deffered Passive Taxes on Market Adjustments)	7.625.772	—	7.625.772	(1.618.840)	6.006.932

INVESTMENTS	148.411	—	148.411	(5.789)	142.622

Equity Investments	148.411	—	148.411	(5.789)	142.622

PP&E	25.670.026	—	25.670.026	5.419.526	31.089.552

Network equipment	2.231.369	—	2.231.369	125.406	2.356.775
Data transmission equipment	12.967.914	—	12.967.914	(342.562)	12.625.352
Infrastructure	5.387.467	—	5.387.467	3.750.951	9.138.418
Plant & Property	1.868.711	—	1.868.711	1.885.730	3.754.441

INTANGIBLE ASSETS	3.690.978	—	3.690.978	(154.074)	3.536.904

Goodwill	154.074	—	154.074	(154.074)	—

TOTAL ASSETS	102.789.122	(2.894.619)	99.894.503	3.640.823	103.535.326

CURRENT LIABILITIES	42.556.832	—	42.556.832	(141.793)	42.415.039

Other Accounts Payable	1.021.719	—	1.021.719	(141.793)	879.926

NONCURRENT LIABILITIES	40.920.801	—	40.920.801	—	40.920.801

LONG TERM LIABILITIES	40.920.801	—	40.920.801	—	40.920.801

NET EQUITY	19.311.489	(2.894.619)	16.416.870	3.782.616	20.199.486

Capital	21.438.220	—	21.438.220	—	21.438.220
Treasury Stock	(2.367.552)	(2.894.619)	(5.262.171)	—	(5.262.171)
Capital Reserve	3.977.623	—	3.977.623	—	3.977.623
Profit/Loss Reserve	1.933.354	—	1.933.354	—	1.933.354
Accumulated Profit/Loss	(4.024.184)	—	(4.024.184)	—	(4.024.184)
Fair Value Adjustments	(305.676)	—	(305.676)	—	(305.676)
Other Comprehensive Income	(2.849.493)	—	(2.849.493)	—	(2.849.493)
Non-controlling Interest	1.509.197	—	1.509.197	—	1.509.197
Market Adjustments	—	—	—	3.782.616	3.782.616

TOTAL LIABILITIES AND NET EQUITY	102.789.122	(2.894.619)	99.894.503	3.640.823	103.535.326

Report RJ-0064/14-17	26

OI SHARE VALUE

700.462 thousand shares	BRL per Share
Book Value	R$	23,43721894
Adjustment per Share	R$	5,40017668
Fair Value of the Net Equity	R$	28,83739562

Report RJ-0064/14-17	27

8. APPRAISAL OF THE FAIR VALUE OF TPART’S NET EQUITY

This report applied the asset approach for the appraisal of the Fair Value of the Net Equity of OI and TPART. Through this approach, we appraised the relevant assets and liabilities, in order to reflect their Fair Value, and in accordance to the criteria detailed in Chapter 6.

RELEVANT ASSETS

TPART is a publicly held company, whose main activity is participating directly or indirectly in the capital of OI. To assess its Net Equity at Market Price, it was necessary to perform the appraisal of its relevant assets, which are basically represented by its investments in OI. The market adjustment was performed based on the consolidation of OI’s net equity.

OTHER ASSETS AND LIABILITIES

For TPART’s other assets and liabilities, we adopted the criteria specified in Chapter 6.

Report RJ-0064/14-17	28

VALUE OF NET EQUITY AT MARKET PRICE OF TPART

The table below shows the value of the Net Equity at Market Price of TPART as of the valuation date, with the following adjustments made in the main accounts:

TELEMAR PARTICIPAÇÕES S.A.		FAIR VALUE PRO FORMA FINANCIAL STATEMENTS
BALANCE SHEET (in BRL thousands)		BALANCE IN 31/12/2014	ADJUSTMENTS DUE TO LOSS OF CONTROL	ADJUSTED BALANCE IN 31/12/2014	SUBSEQUENT EVENT (1)	PRO FORMA BALANCE AFTER SUBSEQUENT EVENT (1)	SUBSEQUENT EVENT (2)	PRO FORMA BALANCE AFTER SUBSEQUENT EVENT (2)	MARKET ADJUSTMENTS	PRO FORMA FAIR VALUE BALANCE IN 31/12/2014
CURRENT ASSETS		30.353,41	—	30.353,41	1.218,91	31.572,32	26.420,39	57.992,71	—	57.992,71

NONCURRENT ASSETS		1.538.324,16	(1.289.321,10)	249.003,06	(1.218,54)	247.784,52	197.195,13	444.979,65	1.656.574,38	2.101.554,03

LONG TERM ASSETS		81.713,13	—	81.713,13	—	81.713,13	234,34	81.947,47	—	81.947,47

INVESTMENTS		1.456.608,88	(1.289.321,10)	167.287,79	(1.218,54)	166.069,25	196.818,25	362.887,50	1.656.574,38	2.019.461,87

Equity stake in OI S.A.	10,00%	566.165,96	(422.182,48)	143.983,47	22.040,07	166.023,55	196.818,25	362.841,80	1.656.574,38	2.019.416,17
Equity stake in the Adjusted Fair Value of OI S.A.		213.875,69	(213.875,69)	—	—	—	—	—	—	—
Equity stake in Valverde Participações S.A.	100,00%	120.003,70	(96.745,09)	23.258,62	(23.258,62)	—	—	—	—	—
Goodwill in equity acquisition		556.517,83	(556.517,83)	—	—	—	—	—	—	—
Other Investments		45,70	—	45,70	—	45,70	—	45,70	—	45,70

PP&E		2,14	—	2,14	—	2,14	142,54	144,68	—	144,68

INTANGIBLE ASSETS		—	—	—	—	—	—	—	—	—

TOTAL ASSETS		1.568.677,57	(1.289.321,10)	279.356,48	0,37	279.356,84	223.615,51	502.972,36	1.656.574,38	2.159.546,74

CURRENT LIABILITIES		849,95	—	849,95	0,37	850,31	11.471,33	12.321,64	—	12.321,64

LONG TERM ASSETS		2.716,00	—	2.716,00	—	2.716,00	2.680,94	5.396,94	—	5.396,94

Provisions		2.716,00	—	2.716,00	—	2.716,00	2.680,94	5.396,94	—	5.396,94

NET EQUITY		1.565.111,63	(1.289.321,10)	275.790,53	—	275.790,53	209.463,25	485.253,78	1.656.574,38	2.141.828,16

Capital		4.596.511,47	—	4.596.511,47	—	4.596.511,47	—	4.596.511,47	—	4.596.511,47
Capital Reserve		717.239,88	—	717.239,88	—	717.239,88	209.463,25	926.703,14	—	926.703,14
Fair Value Adjustments		(3.144.509,84)	3.144.509,84	—	—	—	—	—	—	—
Accumulated Profit/Loss		(737.335,63)	(4.300.625,19)	(5.037.960,82)	—	(5.037.960,82)	—	(5.037.960,82)	—	(5.037.960,82)
Other Comprehensive Income		133.205,75	(133.205,75)	—	—	—	—	—	—	—
Market Adjustments		—	—	—	—	—	—	—	1.656.574,38	1.656.574,38

TOTAL LIABILITIES AND NET EQUITY		1.568.677,57	(1.289.321,10)	279.356,48	0,37	279.356,84	223.615,51	502.972,36	1.656.574,38	2.159.546,74

(1)	Incorporation of Valverde Participações S.A., as of the Valuation Report RJ-0064/14-11.
(2)	Incorporation of Bratel Brasil, as of the Valuation Report RJ-0064/14-15.

Report RJ-0064/14-17	29

TPART SHARE VALUE

7.600.369 thousand shares	BRL per Share
Book Value	R$	0,06384608
Adjustment per Share	R$	0,21795972
Fair Value of the Net Equity	R$	0,28180580

Report RJ-0064/14-17	30

9. CONCLUSION

In light of the analyses of the previously mentioned documents, and based on the studies conducted by APSIS, the experts concluded that the rate of exchange of TPART shares to OI shares, appraised for the values of their Fair Value Net Equity, through the asset-based approach, as of December 31st, 2014, is:

0.00977223 OI share per 01 TPART share

The appraisal report RJ-0064/14-17 was prepared as a Digital Report (electronic document in Portable Document Format - PDF), with the digital certification of its technical officials and printed by APSIS, consisting of 33 (thirty-three) pages typed on one side and 2 (two) attachments. APSIS Consultoria Empresarial Ltda., CREA/RJ 1982200620 e CORECON/RJ RF/02052, a company specialized in the appraisal of assets, legally represented hereunder by its directors, makes itself available to provide any clarifications that may eventually be required.

Rio de Janeiro, July 1st, 2015.

LUIZ PAULO CESAR SILVEIRA	ANTÔNIO LUIZ FEIJÓ NICOLAU
Vice-President	Director

Report RJ-0064/14-17	31

10. EXHIBITS

1.	ASSUMPTIONS USED IN THE MARKET APPRAISAL OF THE FIXED ASSETS

2.	GLOSSARY AND APSIS PROFILE

RIO DE JANEIRO - RJ Rua da Assembleia, nº 35, 12º floor Centro, CEP 20011-001 Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851	SÃO PAULO - SP Av. Angélica, nº 2.503, Conj. 42 Consolação, CEP 01227-200 Tel.: + 55 (11) 3662-5453 Fax: + 55 (11) 3662-5722

Report RJ-0064/14-17	32

Exhibit 1A

REAL ESTATE APPRAISAL

The technical procedures utilized in the reports elaborated by APSIS are aligned to the criteria established by the Appraisal Norms NBR 14653-1:2001 and NBR 14653-2:2004 of ABNT - Associação Brasileira de Normas Tecnicas (Brazilian Association of Technical Norms), and the calculations utilized for the determination of the market value are elaborated based on the evolving method (direct comparative method for market data of terrains and cost quantification for constructions and improvements) and in the direct comparative method of market data.

Additionally, these reports meet the specification and criteria established by USPAP (Uniform Standards of Professional Appraisal Practice), as well as the demands imposed by different organs, such as: Ministério da Fazenda (the Brazilian Ministry of Treasury), Banco Central do Brasil (the Central Bank of Brazil), Banco do Brasil, CVM - Comissão de Valores Imobilliários (the Securities and Exchange Commission of Brazil), SUSEP - Superintendencia de Seguros Privados (Superintendency of Private Insurances), RIR/99 (Income Tax Regulations), etc. The postulates of the Professional Ethics Code of CONFEA - Conselho Federal de Engenharia e Agronomia e do Instituto de Engenharia Legal (Federal Council of Engineering and Agronomy and the Legal Engineering Institute) are also respected.

REAL ESTATE APPRAISAL METHODOLOGY

The following methodology was utilized in the report:

1.1 DETEMINATION OF THE VALUE OF THE PROPERTY - EVOLVING METHOD

This method defines the real estate’s total value through the combination of the direct comparative method for the determination of the property´s value and the reproduction cost method for the improvements.

DIRECT COMPARATIVE METHOD (applied by individual factors) - PROPERTY

DEFINITION

This method defines the property value through the comparison to the market data on similar properties. Firstly, through market research, we gather sufficient data samples of properties with similar characteristics to the one being appraised, utilizing all the available information. This step, that involves research strategy and structuring, starts with the characterization and limitation of the market being analyzed, with aid from existing theories and assumptions, as well as hypothesis based on experiences acquired by the experts on the calculation of the value. The research must be structured through the defining of relevant variables that, in theory, are relevant to the value reached, also establishing their supposed relations to the dependent variable. The elements researched are than submitted to a technical homogenization with the aid of established empirical measurement factors, which aim to measure the characteristics and attributes of the gathered data.

Report RJ-0064/14-17 - Exhibit 1A 1

IDENTIFICATION OF THE VARIABLES OF THE MODEL

Dependent Variable

For the correct specification of the dependent variable, a market research in relation to the behavior and quantification of the prices is necessary (for example, unit price or total price, currency utilized, forms of payment), as well as observation of the homogeneity of the measurement units.

Independent variables

The independent variables refer to the physical characteristics (for example: area, front display), localization (such as neighborhood, street, distance to influential areas, among other factors) and economic qualities (such as supply and transactions, period and condition of the transaction - if it is in lump sum or in installments). The variables should be chosen based on existing theory, acquired knowledge, common sense, and other attributes that may reveal themselves significant through the appraisal process, since some of the variables utilized in the initial stages of the process may show themselves irrelevant and vice versa. The use of quantitative variables is recommended whenever such use is possible.

USUALLY UTILIZED HOMEGENIZATION FACTORS

According to the aforementioned Valuations Norms NBR 14653-2:2004 of ABNT, it is only possible to define the degree of certainty achieved in the appraisal through the analysis of the set of factors utilized in the appraisal. The factors usually utilized in the appraisal are the following:

F1 - SUPPLY FACTOR

This is a factor normally adopted for the elements of supply, taking into account that these elements usually undergo a reduction in value in order for the deal to be secured, which varies from 0.8 to 1.0.

F2 - TRANSPOSITION FACTOR

This is adopted to homogenize the research elements with the property undergoing appraisal, as a function of their relative locations.

F3 - AREA FACTOR

This is adopted to homogenize the research elements with the real estate undergoing appraisal, as a function of their relative area.

F3 = (s/S)1/4, when the variation between the two areas is less than 30%; or

F3 = (s/S)1/8, when the variation between areas is greater than 30%; where

s = area of the elements’ researched

S = area of the appraised property

F4 - TOPOGRAPHY FACTOR

This is adopted to homogenize the research elements with the element undergoing appraisal, as a function of their relative topography.

Report RJ-0064/14-17 - Exhibit 1A 2

F5 - WIDTH FACTOR

A width factor is adopted in order to homogenize the elements of the real estate research, as a function of their relative widths.

F5 = (TA/Ta)1/4

Where:	TA	=	width of the appraised property;

	Ta	=	width of the research element;

And limited to the following interval: 0.5 <= TA/Ta >= 2.0

After being homogenized, these values undergo a statistical treatment in order to determine the unit cost that will be used for the property that is being appraised.

With the research elements properly homogenized, the Student’s “T” Percentile Method is applied in order to determine the confidence interval with an 80% confidence level. Inside this interval, the appraiser uses his best judgment, and chooses the unit value that he sees as a best fit. This value is, then, multiplied by the constructed area of the appraised property, resulting in its final value.

METHOD OF COST QUANTIFICATION - CONSTRUCTIONS AND IMPROVEMENTS

The method of cost quantification determines the value through the appropriate cost of reissuing for constructions and improvements, taking into account all the original or relocated characteristics, the depreciation through physical deterioration, the current functionality and the economical/external obsolescence.

The (new) unit value of the constructions and improvements is determined through the use of the unit cost of construction, that is, in turn, determined by consultations to magazines specialized in indexes and costs of civil construction (EDITORA PINI). This value is multiplied by their equivalent area of construction.

To this amount, we add a relative percentage of the factors not included in the cost of construction, such as: BDI (“Benefícios de Despesas Diretas e Indiretas” - Benefits of Direct and Indirect Expenses) tax, the cost of the project, fees, etc., thus establishing the reproduction cost of the property.

The depreciation results from the wear and from the exposure to natural elements. The functional obsolescence occurs due to the diminishing value of the internal conditions of the property, which is caused by the design, by the materials or by inadequate building processes that result in inadequacies, improper conditions of use or excessive operational costs.

The economical/external obsolescence is an irreversible damage to the value of the constructions and improvements, which is caused by the unfavorable conditions of the local economy and of the industrial sector, such as: unavailability of financing, loss of sources of natural inputs, lack of efficient transportation, changes in the location of business centers, legislative changes and behavioral changes.

To the previously obtained reproduction cost of construction, a depreciation factor is applied, resulting in the reissue cost of construction. This factor is determined by the Ross-Heidecke method (a function of the current state and the apparent age of the construction).

Report RJ-0064/14-17 - Exhibit 1A 3

CALCULATION OF THE FINAL VALUE OF THE PROPERTY

The market value for purchases and sales of the property is obtained through the sum of the portions attributed to the terrain, to the construction and to the improvement. In case that the resulting value is incompatible with the current situation of the real estate market in the region, in the segment that is being studied, we adopt a commercialization factor.

1.2 SIMPLIFICATIONS USED IN THE MODEL

Since APSIS had recently appraised the terrains and properties of the Company, we used the previous appraisal as a starting point in this report. This recent appraisal was conducted in September of 2014, and we used its results in order to arrive at a conclusion of the market value of these assets. The adopted procedure was to utilize the market value we had previously determined, adjusted by the price index and by the depreciation that occurred until the valuation date of this report, which is December 30th, 2014. The additions and write-offs that occurred in between both dates were also taken into account.

Report RJ-0064/14-17 - Exhibit 1A 4

Exhibit 1B

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1B - IMÓVEIS OI

COMPLETE ADDRESS	ADDRESS - APSIS	NEIGHBORHOOD	CITY	STATE	TOTAL AREA	CONSTRUCTED AREA	FAIR VALUE IN DEZ/14
AV. PROTASIO ALVES		ALTO PETROPOLIS	PORTO ALEGRE	RS	4053.5	2.996,62	R$	8.824.001,57
PORTO ALEGRE - AV. JOAQUIM DE OLIVEIRA		ANCHIETA - I	PORTO ALEGRE	RS	9.540,16	—	R$	8.432.403,87
BR 101 KM 205 (BARREIROS/ALMOXARIFADO)		BARREIROS	SÃO JOSÉ	SC	10.400,00	—	R$	9.531.488,08
Rua Barao de Melgaço, nº 3209		Centro Sul	CUIABA	MT	—	—	R$	12.324.107,06
AV. SONNEMBERG C/ JOÃO CORREIA LIMA, QD. 140 LT. AREA 1		CIDADE JARDIM	GOIÂNIA	GO	6.751,00	—	R$	16.447.103,52
AVENIDA LAURO SODRE 3290		COSTA E SILVA	PORTO VELHO	RO	18.065,13	—	R$	8.367.137,58
PORTO ALEGRE - RUA CEL GENUINO		ESPLANADA DOS ACORES	PORTO ALEGRE	RS	947,00	—	R$	3.654.911,89
RUA MANOEL MIGUEL BITTENCOURT, S/N.º		HUMAITÁ	TUBARAO	SC	415,32	47,38	R$	182.745,59
AV. MADRE BENVENUTA, Nº2080		ITACORUBÍ	FLORIANÓPOLIS	SC	—	—	R$	51.549.295,03
AV. BALTAZAR DE OLIVEIRA GARCIA		JARDIM ITU	PORTO ALEGRE	RS	4618	3.284,94	R$	6.774.640,26
RUA NEO ALVES MARTINS, 2263		MARINGA	MARINGA	PR	508,00	—	R$	1.370.591,96
TRAVESSA TEIXEIRA DE FREITAS, 75 (Complexo Merces F)		MERCES	CURITIBA	PR	6.051,00	—	R$	35.681.077,35
RUA MANOEL RIBAS, 159 ((Complexo Merces C)		MERCES	CURITIBA	PR	5.220,00	—	R$	7.466.462,87
AVENIDA TEIXEIRA DE FREITAS, 141 (Complexo Merces G)		MERCES	CURITIBA	PR	1384,5	—	R$	12.796.107,60
RUA VISCONDE NACAR, 234 (Complexo Merces B)		MERCES	CURITIBA	PR	3687	—	R$	4.020.403,08
AVENIDA MANOEL RIBAS, 115 (Complexo Merces E)		MERCES	CURITIBA	PR	1384,5	—	R$	13.549.280,51
RUA VISCONDE DO RIO BRANCO, 397 (Complexo Merces A)		MERCES	CURITIBA	PR	1224	—	R$	1.461.964,76
RUA LYCIO GREIN D’ CASTRO VELOZO, 191		MERCES	CURITIBA	PR	8.164,00	8.512,64	R$	14.402.963,51
RUA JOAO GUALBERTO, 333		PONTA GROSSA	PONTA GROSSA	PR	24.200,00	—	R$	1.057.313,80
AVENIDA PRESIDENTE ARTHUR BERNARDES, 2166		PORTAO	CURITIBA	PR	—	—	R$	14.068.852,35
AV. GETULIO VARGAS		PORTO ALEGRE	PORTO ALEGRE	RS	1100.36	2.849,12	R$	6.360.852,02
RUA 24 DE AGOSTO		SANTO INACIO	ESTEIO	RS	—	181,34	R$	221.905,36
SIA, ÁREA DE SERVIÇOS PÚBLICOS (ASP), CONJUNTO D		SIA	BRASÍLIA	DF	152.000,00	—	R$	280.645.020,30
BR-153, KM 6 - ALMOXARIFADO		VILA REDENÇÃO	GOIÂNIA	GO	23.443,40	—	R$	41.196.078,33
RUA TAPAJOS, 660		VILA RICA	CAMPO GRANDE	MS	—	—	R$	28.116.493,15
RUA GEN. OSVALDO PINTO DA VEIGA, Nº463		CENTRO	CAPIVARI DE BAIXO	SC	715,26	179,69	R$	215.143,10
RUA ROLINDO CASAGRANDE, S/Nº		CENTRO	CAPINZAL	SC	1.290,00	227,95	R$	352.864,47
RUA JOSÉ LEONARDO SANTOS, S/N.º		SÃO CRISTÓVÃO	CAPINZAL	SC	1.226,10	19,04	R$	114.492,16
RUA VIDAL RAMOS, S/N - CENTRO		CENTRO	CANOINHAS	SC	387,75	N/A	R$	117.479,31
RUA TEODORO HUMENHUK, Nº205		CAMPO DA AGUA VERDE	CANOINHAS	SC	270,00	26,84	R$	43.481,89
RUA OTTO FRIEDRICH ESQ. RUA RODOLFO SCHEIDE		JARDIM ESPERANÇA	CANOINHAS	SC	1.579,00	63,04	R$	225.626,95
RUA MAJOR VIEIRA		CENTRO	CANOINHAS	SC	784,76	1.095,67	R$	1.385.761,16
RUA AVELINA BASTOS, S/Nº		CENTRO	CANELINHA	SC	714,00	130,41	R$	162.928,43
RUA PADRE ALFREDO TRINCHERO, S/Nº		CENTRO	CAMPOS NOVOS	SC	1.803,37	19,04	R$	187.011,16
RUA CORONEL FARRAPOS, S/ Nº		CENTRO	CAMPOS NOVOS	SC	733,86	238,14	R$	330.928,25
RUA SÃO JOÃO, S/Nº		CENTRO	ALFREDO WAGNER	SC	257,00	182,77	R$	199.579,32
AV. GETÚLIO VARGAS - LOTE Nº12		CENTRO	CAMPO ÊRE	SC	1.236,36	180,16	R$	221.997,38
RUA MAJOR TEODÓSIO FURTADO, Nº316		CENTRO	CAMPO BELO DO SUL	SC	853,30	25,00	R$	74.209,72
RUA:HORST WALTER N-S/N		BELO HORIZONTE	CAMPO ALEGRE	SC	1.255,00	12,00	R$	63.930,31
RUA GETÚLIO VARGAS, S/Nº		CENTRO	CAMPO ALEGRE	SC	745,30	96,84	R$	132.218,45
RUA VICTOR JUVÊNCIO MAFRA, S/N		CENTRO	CAMBORIÚ	SC	487,52	94,48	R$	472.853,66
RUA IMBUIA, 638		BAIRRO DAS NAÇÕES	CAMBORIÚ	SC	312,00	43,68	R$	82.811,27
RUA JOÃO SERAFIM, S/Nº		CENTRO	CALMON	SC	450,00	20,23	R$	37.113,23
RUA PREF. CARLOS ESPERANÇA, S/Nº		CENTRO	CAÇADOR	SC	870,00	1.333,14	R$	1.623.845,90
RUA SC, S/Nº		CENTRO	ÁGUAS FRIAS	SC	340,00	20,23	R$	46.119,98
RUA GEN. SAMPAIO, S/Nº		CENTRO	CAÇADOR	SC	1.134,85	29,52	R$	221.019,18
RUA JOÃO TENSINI, S/Nº		CENTRO	BRUSQUE	SC	420,00	40,59	R$	132.308,19
RUA JOÃO HEIL, Nº33		CENTRO	BRUSQUE	SC	515,72	250,22	R$	368.170,98
RUA DO CEDRO, S/Nº-DOM JOAQUIM		DOM JOAQUIM	BRUSQUE	SC	471,50	100,95	R$	189.583,16

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LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1B - IMÓVEIS OI

COMPLETE ADDRESS	ADDRESS - APSIS	NEIGHBORHOOD	CITY	STATE	TOTAL AREA	CONSTRUCTED AREA	FAIR VALUE IN DEZ/14
RUA BARÃO DO RIO BRANCO, 105		CENTRO	BRUSQUE	SC	2.417,13	1.168,78	R$	1.672.831,45
ESTRADA GERAL DA LIMEIRA		LIMEIRA	BRUSQUE	SC	240,00	N/A	R$	15.663,91
RUA DUQUE DE CAXIAS, S/Nº		CENTRO	BRAÇO DO TROMBUDO	SC	450,00	25,00	R$	53.457,00
RUA SEN. RAULINO HORN, S/Nº		CENTRO	BRAÇO DO NORTE	SC	540,00	213,14	R$	298.085,87
SALTO ÁGUAS NEGRAS		SALTO ÁGUAS NEGRAS	BOTUVERÁ	SC	1.050,00	9,66	R$	66.984,71
RUA JOÃO MORELLI, S/Nº		CENTRO	BOTUVERÁ	SC	450,00	25,00	R$	82.826,83
RUA BOM RETIRO, Nº 106		CENTRO	ÁGUAS DE CHAPECÓ	SC	670,00	100,95	R$	119.128,21
RUA PESCADA AMARELA, S/Nº		CENTRO	BOMBINHAS	SC	333,50	47,38	R$	176.835,24
RUA GRALHA AZUL, N.º 55 - JARDIM BONSUCESSO		BOMBAS	BOMBINHAS	SC	277,83	59,68	R$	130.035,24
AV. VIRGÍLIO SABINO DA SILVA, S/Nº		CENTRO	BOM JESUS	SC	786,00	34,15	R$	125.241,81
FAZENDA PELOTAS - DENOMINADA SÃO JOÃO		FAZENDA PELOTAS	BOM JARDIM DA SERRA	SC	1.200,00	20,00	R$	27.101,69
AV. MANOEL INÁCIO DA SILVA ESTEVES, S/Nº		CENTRO	BOM JARDIM DA SERRA	SC	480,00	12,00	R$	78.647,86
RUA IPIRANGA, Nº67		GARCIA	BLUMENAU	SC	1.325,45	201,47	R$	479.587,46
RUA GEN. OSORIO, S/Nº - BAIRRO DA VELHA		VELHA	BLUMENAU	SC	477,75	65,97	R$	923.978,07
RUA ENG. PAUL WERNER, 1.274- ITOUPAVA SECA		ITOUPAVA SECA	BLUMENAU	SC	1.743,48	1.169,74	R$	1.635.976,55
RUA ANITA GARIBALDI, S/Nº		CENTRO	ÁGUA DOCE	SC	896,00	152,36	R$	181.884,03
RUA ANTÔNIO TREIS, 293		VORSTADT	BLUMENAU	SC	450,00	65,97	R$	151.670,71
RUA REPÚBLICA ARGENTINA, 351-PONTA AGUDA		PONTA AGUDA	BLUMENAU	SC	3.051,30	2.525,20	R$	3.391.778,60
RUA REINOLDO KOFFKE, S/Nº		VELHA	BLUMENAU	SC	568,34	132,34	R$	350.068,51
RUA PROGRESSO ESQ. RUA SANTA MARIA - BAIRRO PROGRESSO		PROGRESSO	BLUMENAU	SC	420,41	25,76	R$	68.721,18
RUA JOSÉ REUTER, 698		VELHA GRANDE	BLUMENAU	SC	777,89	65,97	R$	185.380,30
RUA GUSTAVO ZIMMERMANN, 4.839-I.CENTRAL		ITOUPAVA CENTRAL	BLUMENAU	SC	1.839,42	206,37	R$	438.939,02
RUA GUSTAVO ZIMMERMANN, 19 -ITOUPAVA		ITOUPAVA CENTRAL	BLUMENAU	SC	740,32	184,54	R$	284.101,34
RUA GEN. OSORIO, Nº1.459		VELHA	BLUMENAU	SC	1.073,50	471,79	R$	923.978,07
RUA FREDERICO JENSEN, S/Nº		ITOUPAVAZINHA	BLUMENAU	SC	450,00	122,78	R$	194.658,48
RUA DES. OSCAR LEITÃO, Nº 180		VICTOR KONDER	BLUMENAU	SC	630,25	—	R$	41.134,08
RUA 26 DE MAIO, Nº68		CENTRO	AGRONÔMICA	SC	335,96	20,24	R$	46.204,65
AVENIDA LUIZ LUNARDI, S/Nº		CENTRO	XAXIM	SC	775,00	19,20	R$	71.247,85
RUA DO COMÉRCIO, S/Nº		CENTRO	XAVANTINA	SC	312,50	25,00	R$	64.878,60
BLOCO MORASSUTTI - COLÔNIA RIO BRANCO		MORRO	XAVANTINA	SC	1.050,00	9,54	R$	18.948,04
RUA VICTOR KONDER - LOTE Nº 11, QUADRA 40		CENTRO	XANXERÊ	SC	968,00	529,72	R$	776.103,27
RUA PEDRO BORTOLUZZI, S/Nº		CENTRO	XANXERÊ	SC	619,65	122,78	R$	199.181,43
BAIRRO SÃO PEDRO		SÃO PEDRO	XANXERÊ	SC	1.789,00	63,04	R$	84.090,49
RUA 7 DE SETEMBRO, S/Nº		CENTRO	WITMARSUM	SC	600,00	50,00	R$	63.838,26
BECO JOÃO MORETTI, S/N.º		CENTRO	VITOR MEIRELLES	SC	137,70	25,00	R$	33.074,34
RUA ALBERTO SCHMIDT, S/Nº		CENTRO	VIDEIRA	SC	367,20	115,13	R$	156.461,23
RUA VITÓRIA, S/N.º		CENTRO	BLUMENAU	SC	663,00	REFLETOR	R$	71.836,64
ROD. SC 453 - S/N		DISTRITO INDUSTRIAL	VIDEIRA	SC	319,03	38,78	R$	45.718,11
PRAÇA NEREU RAMOS, S/Nº		CENTRO	VIDAL RAMOS	SC	247,00	25,00	R$	49.880,41
MORRO SCHAUMBACK		MORRO	VIDAL RAMOS	SC	1.225,00	9,66	R$	13.303,19
RUA LUIZ SALVADOR, S/Nº		CENTRO	VARGEM BONITA	SC	271,80	N/A	R$	4.072,62
R EDUARDO - LT.MIRA SERRA - LOTES 2/3 - QD.01		CENTRO	VARGEM BONITA	SC	1.200,00	20,23	R$	50.819,15
RUA CLÓVIS PADILHA DOS SANTOS, S/Nº		CENTRO	VARGEM	SC	312,00	20,23	R$	52.072,26
RUA SETE DE SETEMBRO, Nº 512		CENTRO	VARGEÃO	SC	1.000,00	142,00	R$	189.028,18
RUA CÉSAR MARIOT, S/Nº		CENTRO	URUSSANGA	SC	676,40	146,85	R$	181.219,56
CAMPO NOVO - FAZENDA SANTANA		CENTRO	URUPEMA	SC	2.500,00	108,01	R$	110.592,86
AV. ADOLFO KONDER, S/Nº		CENTRO	URUBICI	SC	1.200,00	130,84	R$	165.222,41
RUA AUGUSTO OTTE, S/N]-BOM RETIRO		BOM RETIRO	BLUMENAU	SC	360,00	—	R$	23.495,86
LINHA SANTO ANTÔNIO - PT. LOTES 284/185/185-A		RURAL	UNIÃO DO OESTE	SC	400,00	9,54	R$	15.684,73
AV. SÃO LUIZ, PT. LOTE Nº13		CENTRO	UNIÃO DO OESTE	SC	325,00	60,84	R$	84.072,40

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LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1B - IMÓVEIS OI

COMPLETE ADDRESS	ADDRESS - APSIS	NEIGHBORHOOD	CITY	STATE	TOTAL AREA	CONSTRUCTED AREA	FAIR VALUE IN DEZ/14
RUA SEN. NEREU RAMOS, S/Nº		CENTRO	TURVO	SC	977,81	104,00	R$	291.656,72
RUA CERO LARGO, ESQ. RUA SANTO CRISTO		CENTRO	TUNÁPOLIS	SC	400,00	21,30	R$	41.407,48
LINHA FELIPE SCHMIDT - PT. LOTE Nº54		RURAL	TUNÁPOLIS	SC	1.050,00	8,34	R$	18.288,66
AV. ACÁCIO MOREIRA, S/Nº		CENTRO	TUBARÃO	SC	2.000,00	1.296,15	R$	92.508,07
RUA NEREU RAMOS, S/Nº		CENTRO	TROMBUDO CENTRAL	SC	1.200,00	127,70	R$	170.029,01
RUA DR. BASÍLIO CELESTINO DE OLIVEIRA		CENTRO	TREZE TÍLIAS	SC	1.614,00	18,00	R$	52.026,73
LINHA MESQUITA		CENTRO	TREZE DE MAIO	SC	1.050,00	9,58	R$	25.822,98
AV. BOA VISTA, S/Nº		CENTRO	TRÊS BARRAS	SC	1.000,00	12,35	R$	72.052,48
TERRENO ENCRAVADO NAS TERRAS DE SEBASTIÃO DOS SANTOS		MORRO	TIMBÓ GRANDE	SC	150,00	17,58	R$	11.618,01
RUA LEOBERTO LEAL, 221		CENTRO	TIJUCAS	SC	1.145,97	238,37	R$	344.290,35
COLÔNIA PETRY		RURAL	TANGARÁ	SC	1.200,00	12,00	R$	17.558,61
AV. IRMÃOS PICCOLI		CENTRO	TANGARÁ	SC	600,00	68,25	R$	93.169,83
RUA KALL SCHOT, 940		CENTRO	TAIÓ	SC	1.315,50	20,00	R$	79.370,20
RUA HENRIQUE MÜLLER, S/Nº		MORRO	TAIÓ	SC	385,00	—	R$	7.538,26
RUA VER. OLÍVIO LUCION, S/Nº		CENTRO	SUL BRASIL	SC	300,00	20,23	R$	39.071,22
RUA CAETANO LUMMERTZ, S/Nº		CENTRO	SOMBRIO	SC	1.024,00	197,04	R$	243.311,61
RUA ENG. LÍRIO BÚRIGO, S/Nº		CENTRO	SIDERÓPOLIS	SC	700,00	105,60	R$	124.587,42
RUA ANTÔNIO ZANUZZO, Nº35		CENTRO	SEARA	SC	770,00	81,25	R$	156.668,12
RUA GUARANI, S/N.º		CENTRO	SCHROEDER	SC	700,00	9,53	R$	69.197,59
RUA BELA VISTA		CENTRO	SCHROEDER	SC	700,00	25,00	R$	88.048,13
RUA DUQUE DE CAXIAS, S/Nº		CENTRO	SAUDADES	SC	570,00	24,00	R$	67.765,83
RUA JOÃO PERING, S/Nº		CENTRO	SÃO PEDRO DE ALCÂNTARA	SC	300,00	51,84	R$	77.359,00
LADO DIREITO DA ESTRADA GERAL		RURAL	SÃO PEDRO DE ALCÂNTARA	SC	2.000,00	N/A	R$	8.239,22
TRAVESSA WALDEMAR ROCHA, LOTE Nº425		MORRO	SÃO MIGUEL DO OESTE	SC	3.133,73	185,96	R$	383.696,94
R ALMIRANTE BARROSO ESQ. GEN. EURICO GASPAR DUTRA		CENTRO	SÃO MIGUEL DO OESTE	SC	1.000,00	185,96	R$	296.649,34
AV. SÃO MIGUEL - LOTE Nº32 - QD. Nº6		CENTRO	SÃO MIGUEL DA BOA VISTA	SC	800,00	20,23	R$	56.040,45
RUA CONEGO BERNARDO PHILIPPI, S/Nº		CENTRO	SÃO LUDGERO	SC	450,00	96,84	R$	128.547,87
RUA D. PEDRO II, Nº1000		CENTRO	SÃO LOURENÇO DO OESTE	SC	1.000,00	227,95	R$	295.625,94
ESTRADA DE ACESSO AO MORRO DOS CACHORROS		MORRO	BLUMENAU	SC	1.500,00	118,66	R$	279.670,87
RUA GERAL DE SÃO JOSÉ DO CERRITO		CENTRO	SÃO JOSÉ DO CERRITO	SC	1.050,00	25,00	R$	47.387,24
RUA PADRE AURÉLIO, Nº413		CENTRO	SÃO JOSÉ DO CEDRO	SC	870,00	161,84	R$	201.356,07
LINHA ESPERANÇA - PT. LOTE RURAL Nº37		LINHA ESPERANÇA	SÃO JOSÉ DO CEDRO	SC	1.050,00	63,04	R$	74.444,13
RUA SANTO ANTÔNIO DE LISBOA, 121		PICADAS DO SUL	SÃO JOSÉ	SC	325,00	68,03	R$	95.242,17
RUA PAULO CÉSAR VIEIRA, 186		FORQUILHINHAS	SÃO JOSÉ	SC	300,00	68,03	R$	96.873,83
RUA JOSÉ G. R. LIMA, 213		KOBRASSOL	SÃO JOSÉ	SC	364,00	178,66	R$	224.401,81
RUA JOAQUIM ANTÔNIO VAZ, S/Nº - CAMPINAS		CAMPINAS	SÃO JOSÉ	SC	384,00	124,03	R$	154.588,44
RUA HERMENEGILDO DA ROSA, Nº 202		PICADAS DO SUL	SÃO JOSÉ	SC	361,20	68,03	R$	112.694,38
RUA HERIBERTO HÜLSE, Nº5213 - SERRARIA		SERRARIA	SÃO JOSÉ	SC	1.252,45	68,03	R$	310.774,29
RUA CONSTÂNCIO KRÜMMEL, Nº2265		PRAIA COMPRIDA	SÃO JOSÉ	SC	892,00	816,44	R$	1.253.366,16
BR 470 - Nº3.651 - SALDO DO NORTE		SALTO NORTE	BLUMENAU	SC	2.142,50	206,37	R$	418.373,90
RUA CÂNDIDO AMARO DAMÁSIO, Nº705		BELA VISTA	SÃO JOSÉ	SC	1.612,88	872,08	R$	1.289.481,63
ESTRADA GERAL DE FORQUILINHAS		FORQUILHAS	SÃO JOSÉ	SC	1.210,00	717,82	R$	905.418,11
RUA FRANCISCO ASSIS DE BEM, S/Nº		PASSAR BEM	SÃO JOAQUIM	SC	1.051,75	30,20	R$	49.690,45
RUA DOMINGOS MARTORANO, S/Nº		CENTRO	SÃO JOAQUIM	SC	1.344,00	238,14	R$	315.696,67
RUA MANOEL AMÂNDIO DE BORBA, LOTE Nº24 - QD. Nº12		CENTRO	SÃO JOÃO DO SUL	SC	375,00	35,38	R$	63.457,99
RUA MONTE NEGRO, S/Nº		CENTRO	SÃO JOÃO DO OESTE	SC	330,00	21,30	R$	33.444,99
RUA DA MATRIZ, S/Nº		CENTRO	SÃO JOÃO DO OESTE	SC	445,89	34,16	R$	59.104,13
RUA JOSÉ BONIFÁCIO, Nº193		CENTRO	SÃO JOÃO DO ITAPERIU	SC	312,00	20,23	R$	52.072,26

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	3/56

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1B - IMÓVEIS OI

COMPLETE ADDRESS	ADDRESS - APSIS	NEIGHBORHOOD	CITY	STATE	TOTAL AREA	CONSTRUCTED AREA	FAIR VALUE IN DEZ/14
AV. BRASIL, 371- ESQ. REP. ARGENTINA - PRÉDIO ADMINISTRATIVO		PONTA AGUDA	BLUMENAU	SC	1.273,33	4.129,15	R$	5.892.144,55
PRAÇA CAPITÃO AMORIM, S/Nº		CENTRO	SÃO JOÃO BATISTA	SC	1.040,45	104,30	R$	236.304,29
RUA RIO GRANDE DO SUL, Nº 1173		ENSEADA	SÃO FRANCISCO DO SUL	SC	252,00	33,96	R$	47.522,40
RUA FERNANDES DIAS, 117		CENTRO	SÃO FRANCISCO DO SUL	SC	1.436,00	351,01	R$	488.853,92
AV. 7 DE SETEMBRO, S/Nº - UBATUBA		UBATUBA	SÃO FRANCISCO DO SUL	SC	2.000,00	116,24	R$	373.060,85
RUA BENJAMIN CONSTANT, LOTE Nº7 - QD. Nº10		CENTRO	SÃO DOMINGOS	SC	986,50	18,00	R$	29.206,37
ESTRADA SÃO DOMIGOS À IMIGRA		RURAL	SÃO DOMINGOS	SC	900,00	NA	R$	8.810,95
RODOVIA BR - 116 - PRÓXIMO AO TREVO BR 470		RURAL	SÃO CRISTOVÃO DO SUL	SC	1.050,00	—	R$	27.803,44
RODOVIA BR - 116 - LADO OESTE		CENTRO	SÃO CRISTOVÃO DO SUL	SC	675,00	35,38	R$	42.899,11
RUA PADRE ANCHIETA, LOTE Nº15		CENTRO	SÃO CARLOS	SC	2.130,00	96,84	R$	135.009,23
RUA PROJETADA, S/Nº		CENTRO	SÃO BONIFÁCIO	SC	421,30	25,00	R$	43.334,85
RUA ITALIA, S/Nº - LOT. JARDIM CASTELO		JARDIM JANAINA	BIGUAÇÚ	SC	390,00	48,24	R$	77.023,22
RUA SÃO BERNARDINO, PT. LOTES Nº1 E 2 DA QD. Nº13		CENTRO	SÃO BERNARDINO	SC	540,00	34,15	R$	68.146,86
RUA JORGE LACERDA, Nº 252		CENTRO	SÃO BENTO DO SUL	SC	1.073,00	503,21	R$	767.307,07
RUA FERNANDO TELMA, S/Nº		JARDIM RESIDENCIAL ROMA	SÃO BENTO DO SUL	SC	393,25	100,95	R$	128.063,17
RUA ESTEVÃO BUSCHLE, S/Nº		CENTRO	SÃO BENTO DO SUL	SC	1.500,00	90,17	R$	282.676,47
RUA AUGUSTO WUNDERWALD, S/Nº		JARDIM RESIDENCIAL ROMA	SÃO BENTO DO SUL	SC	600,00	—	R$	4.699,17
RUA HUMBERTO A. C. BRANCO - LT.Nº71-A QD.N º10		CENTRO	SANTIAGO DO SUL	SC	360,00	20,23	R$	61.783,88
RUA DEMÉTRIO MOREIRA		CENTRO	SANTIAGO DO SUL	SC	54,00	—	R$	704,88
RUA HERMÓGENES PRAZERES, S/Nº		CENTRO	BIGUAÇÚ	SC	240,00	189,95	R$	214.342,16
RUA 13 DE AGOSTO, S/Nº		CENTRO	AGROLÂNDIA	SC	1.085,00	187,15	R$	251.130,50
RUA ALFREDO EMERIM, LOTE Nº9 - QD. Nº11		CENTRO	SANTA ROSA DO SUL	SC	479,91	39,78	R$	60.252,87
RUA GUILHERME RAUEN, S/Nº		CENTRO	SANTA CECÍLIA	SC	1.282,50	179,91	R$	215.192,94
RUA JOÃO MANOEL SILVANO, S/Nº		CENTRO	SANGÃO	SC	397,05	20,23	R$	42.813,91
RUA HONORATO SERAFIM, S/Nº		CENTRO	SANGÃO	SC	327,81	20,23	R$	38.746,78
AV. PIO XII, S/Nº		CENTRO	SALTO VELOSO	SC	1.080,00	18,00	R$	38.085,85
SECÇÃO SALTINHO - PT. DOS LOTES RURAIS NºS 41 E 42.		RURAL	SALTINHO	SC	600,00	18,66	R$	14.952,65
AV. ALFREDO JACOMO SCOPEL, S/Nº		CENTRO	SALTINHO	SC	360,00	21,30	R$	53.416,47
RUA RAFAEL BUSARELLO, S/N		CENTRO	SALETE	SC	531,20	100,95	R$	83.234,59
RUA DOMINGOS COELHO, S/Nº		RIO CACHOEIRA	BIGUAÇÚ	SC	720,00	122,78	R$	240.475,41
RUA RAFAEL BUSARELLO ESQ. RUA DO SANTUÁRIO		CENTRO	SALETE	SC	472,55	N/A	R$	13.053,26
AV. BRASIL, S/Nº		CENTRO	ROMELÂNDIA	SC	1.400,00	127,70	R$	186.998,24
RUA BARÃO DO RIO BRANCO, S/Nº		CENTRO	RODEIO	SC	1.470,00	105,05	R$	149.185,02
RUA FREDERICO PFITZIENMEIER, S/Nº		CENTRO	RIQUEZA	SC	702,00	20,23	R$	46.981,49
RUA XV DE NOVEMBRO S/Nº LADA PAR		CENTRO	RIO NEGRO	SC	820,00	122,78	R$	198.574,46
RUA CARLOS WEBER, S/Nº		CENTRO	RIO NEGRINHO	SC	1.922,00	238,14	R$	354.647,59
AV. SETE DE SETEMBRO, S/Nº		CENTRO	RIO FORTUNA	SC	224,70	14,19	R$	25.395,66
ACESSO P/ RIO DOS BUGRES		RURAL	RIO FORTUNA	SC	1.050,00	8,30	R$	10.043,12
RUA CELSO RAMOS, 1286		CENTRO	BENEDITO NOVO	SC	498,00	100,95	R$	158.646,95
RUA NEREU RAMOS, S/Nº		CENTRO	RIO DOS CEDROS	SC	1.300,00	9,63	R$	30.745,43
SERRA CANOAS		SERRA CANOAS	RIO DO SUL	SC	144,00	63,04	R$	75.775,57
RUA XV DE NOVEMBRO, 142		CENTRO	RIO DO SUL	SC	1.514,00	2.085,13	R$	2.669.432,33
RUA GUSTAVO STADNIK, S/Nº		ANTA GALO	RIO DO SUL	SC	1.042,20	241,63	R$	366.853,73
CABECEIRAS DOS RIBEIRÕES CANOAS E ITOUPAVA		RIBEIRÃO CANOAS	RIO DO SUL	SC	2.000,00	63,04	R$	126.004,50
RUA 15 DE NOVEMBRO, S/Nº		CENTRO	RIO DO OESTE	SC	375,00	25,00	R$	43.667,06
AV. TIRADENTES, S/Nº		CENTRO	RIO DO CAMPO	SC	300,00	35,38	R$	53.668,05
SITUADO EM BOA VISTA - DISTRITO DE TAQUARAS		TAQUARAS	RANCHO QUEIMADO	SC	1.676,10	59,88	R$	66.445,02
RUA VEREADOR CELSO JASPER, S/N.º		CENTRO	RANCHO QUEIMADO	SC	380,34	25,00	R$	48.910,55
ESTRADA DO RIBEIRÃO TREZE		RURAL	BENEDITO NOVO	SC	1.050,00	—	R$	34.264,80

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	4/56

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1B - IMÓVEIS OI

COMPLETE ADDRESS	ADDRESS - APSIS	NEIGHBORHOOD	CITY	STATE	TOTAL AREA	CONSTRUCTED AREA	FAIR VALUE IN DEZ/14
RUA DUQUE DE CAXIAS, S/Nº		CENTRO	QUILOMBO	SC	1.200,00	58,76	R$	103.606,22
PARTE DA CHACARÁ 85		RURAL	QUILOMBO	SC	900,00	83,04	R$	85.881,92
RUA 22 DE JULHO, Nº107		CENTRO	PRESIDENTE NEREU	SC	264,00	25,00	R$	41.317,47
RUA MIRADOR, S/Nº		CENTRO	PRESIDENTE GETÚLIO	SC	750,00	96,84	R$	142.253,79
EM TERRAS DE CATARINO LUIZ SLAVIERO		MORRO	PRESIDENTE CASTELO BRANCO	SC	1.050,00	9,54	R$	9.353,90
AV. 15 DE NOVEMBRO, S/Nº		CENTRO	PRESIDENTE CASTELO BRANCO	SC	448,00	25,00	R$	62.098,26
RUA FREI PROTÁSIO, Nº150		CENTRO	PRAIA GRANDE	SC	966,00	26,84	R$	63.688,33
RUA JORGE LACERDA, S/Nº - BR 470		CENTRO	POUSO REDONDO	SC	300,00	35,38	R$	65.415,98
RUA ALCIDES SGROTT, S/N.		PEREQUE	PORTO BELO	SC	300,00	70,00	R$	118.351,79
RUA MANOEL FELIPE DA SILVA, S/Nº		CENTRO	PORTO BELO	SC	4.356,00	177,84	R$	455.646,46
RUA FREI CAETANO, S/Nº		CENTRO	PONTE SERRADA	SC	600,00	127,70	R$	146.533,15
RODOVIA BR 116 - KM 166		CENTRO	PONTE ALTA DO NORTE	SC	900,00	34,00	R$	50.380,45
RUA FREI ROGÉRIO, S/Nº		CENTRO	PONTE ALTA	SC	1.250,99	12,35	R$	88.433,66
RUA LUIZ ABRY, Nº540		CENTRO	POMERODE	SC	1.251,58	199,92	R$	249.801,41
RUA ERNESTO VOLKMANN, S/Nº -TESTO REGA		TEXTO REGA	POMERODE	SC	979,20	N/A	R$	13.053,26
AV. JÚLIO CHIARELLO, S/Nº		CENTRO	PLANALTO ALEGRE	SC	486,15	20,23	R$	57.566,38
ÁREA DE ACESSO Á IGREJA CATÓLICA		CENTRO	PIRATUBA	SC	668,50	27,67	R$	48.474,94
AV. MAL. CASTELO BRANCO, S/Nº		CENTRO	PINHEIRO PRETO	SC	370,00	34,20	R$	81.248,30
AV. SÃO PAULO, LOTE Nº160 - QD. Nº14		CENTRO	PINHALZINHO	SC	1.000,00	109,32	R$	164.068,04
AV. SC, Nº475		CENTRO	BARRA VELHA	SC	697,00	166,48	R$	296.873,10
AV. NEREU RAMOS, S/Nº		CENTRO	PIÇARRAS	SC	589,05	105,05	R$	101.801,87
COLÔNIA RIO URUGUAI - PT. LOTE Nº601		CENTRO	PERITIBA	SC	1.050,00	25,00	R$	37.793,09
RUA POMERODE S/Nº - PRAIA DA ARMAÇÃO		CENTRO	PENHA	SC	300,00	51,15	R$	147.181,77
RUA TEODORO ZABOTTI, S/Nº		CENTRO	PEDRAS GRANDES	SC	730,00	105,00	R$	167.868,28
RUA ANA RAUPP, S/Nº		CENTRO	PAULO LOPES	SC	1.050,00	25,00	R$	58.351,97
RUA VITORINO MANOEL RODRIGUES, LOTE Nº3 - QD. Nº62		CENTRO	PASSO DE TORRES	SC	390,00	20,23	R$	95.852,88
AV. CENTRAL, S/Nº		CENTRO	PASSO DE TORRES	SC	375,00	39,78	R$	136.226,93
RUA ALCIDES ZANIN, PT. LOTE Nº355		CENTRO	PARAÍSO	SC	300,00	20,23	R$	58.651,10
RUA JOHN KENNEDY, S/Nº		CENTRO	PAPANDUVA	SC	900,00	96,84	R$	152.043,73
PRAIA DE GAIVOTA - LOTE Nº11/13 DA QUADRA Nº17		CENTRO	BALNEÁRIO GAIVOTAS	SC	576,00	45,81	R$	81.730,71
TERCEIRA SECÇÃO PASSARINHOS - PT. LOTE Nº140		RURAL	PALMITOS	SC	1.500,00	91,38	R$	103.707,34
RUA ALMIRANTE BARROSO, S/Nº		CENTRO	PALMITOS	SC	900,00	201,20	R$	273.588,00
RUA FRANCISCO PEDRO ZANOTTO, S/Nº		CENTRO	PALMA SOLA	SC	775,00	54,90	R$	88.302,38
RUA JOSÉ ADÃO, S/Nº		PONTE DO IMARUÍM	PALHOÇA	SC	607,50	200,00	R$	232.346,66
RUA GERAL PRAIA DA PINHEIRA, Nº43		PRAIA DA PINHEIRA	PALHOÇA	SC	405,00	54,74	R$	116.180,09
RUA ALCINO DOS NAVEGANTES MOREIRA, S/Nº		BARRA DO ARIRIÚ	PALHOÇA	SC	1.135,87	100,95	R$	172.298,83
RUA 24 DE ABRIL, Nº 3100		CENTRO	PALHOÇA	SC	1.054,50	305,33	R$	628.864,47
RUA C LOTEAMENTO YPÊ		PRAIA DE FORA	PALHOÇA	SC	300,00	31,24	R$	69.259,09
JARDIM DAS PALMEIRAS		PAGANI	PALHOÇA	SC	720,00	100,95	R$	139.556,56
ESQUINA DA AV. BEIRA MAR		ENSEADA DE BRITO	PALHOÇA	SC	360,80	30,75	R$	116.180,09
AV. JÚLIO BRENDER, S/Nº		CENTRO	PAIAL	SC	480,00	32,35	R$	56.231,05
ESTRADA GERAL/VARGEM DOS PINHEIROS		VARGEM DOS PINHEIROS	OURO	SC	10.680,00	17,69	R$	23.661,35
AV. OLINKRAFT, S/Nº		CENTRO	OTACÍLIO COSTA	SC	630,40	179,91	R$	210.370,41
AV. OLINKRAFT, C/RUA TIRADENTES		CENTRO	OTACÍLIO COSTA	SC	1.200,00	20,40	R$	90.142,71
RUA EXPEDICIONÁRIO WENCESLAU SPANCERSKI, S/Nº		CENTRO	ORLEANS	SC	783,83	105,05	R$	142.140,44
ALTOS DO MORRO DA TELEVISÃO		BARRO VERMELHO	ORLEANS	SC	1.050,00	—	R$	9.789,94
RUA JOÃO BORTOLUZZI, LOTE Nº18 - QD. B.		CENTRO	NOVA VENEZA	SC	375,00	17,57	R$	48.814,30
RUA DR. NEREU RAMOS, S/Nº		CENTRO	NOVA TRENTO	SC	540,00	124,00	R$	140.618,66
AV BRASIL, Nº 1.420 - CENTRO		CENTRO	BALNEÁRIO CAMBORIÚ	SC	1.323,00	929,32	R$	2.756.001,25
RUA JOSÉ BOTTIN, LOTE Nº89B - QD. Nº29		CENTRO	NOVA ITABERABA	SC	419,14	20,23	R$	57.789,33

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	5/56

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1B - IMÓVEIS OI

COMPLETE ADDRESS	ADDRESS - APSIS	NEIGHBORHOOD	CITY	STATE	TOTAL AREA	CONSTRUCTED AREA	FAIR VALUE IN DEZ/14
RUA ANITA GARIBALDI, LOTE N - QD. Nº23		CENTRO	NOVA ERECHIM	SC	1.320,00	13,32	R$	41.779,79
RUA ORLANDO FERREIRA, S/N.º		MACHADOS	NAVEGANTES	SC	282,32	166,89	R$	186.592,70
RUA CANADÁ, Nº198		GRVATÁ	NAVEGANTES	SC	453,60	25,76	R$	95.776,93
AV. ARMAÇÃO ESQ. RUA CIRINO A. CABRAL		CENTRO	NAVEGANTES	SC	325,00	166,89	R$	224.430,96
RUA LUIZ MACCARI, S/Nº		CENTRO	MORRO DA FUMAÇA	SC	829,00	105,05	R$	144.498,90
RUA NEREU RAMOS, S/Nº - QD. Nº14		CENTRO	MONTE CASTELO	SC	914,50	18,00	R$	51.671,03
RUA DO ENGENHO, LOTE Nº2-A		CENTRO	MONDAÍ	SC	693,00	127,00	R$	154.023,52
RUA 2051, Nº 175		MARAMBAIA	BALNEÁRIO CAMBORIÚ	SC	252,00	71,48	R$	85.317,14
RUA DUQUE DE CAXIAS, LOTE Nº73 - QD. Nº31		CENTRO	MODELO	SC	600,00	58,76	R$	76.194,37
RUA IRMA HETERICH, S/Nº		CENTRO	MIRIM DOCE	SC	400,00	20,23	R$	29.933,94
RUA GOV CELSO RAMOS, S/N.º		CENTRO	MELEIRO	SC	126,65	31,50	R$	40.218,10
RUA ABSALÃO CARNEIRO, S/Nº		CENTRO	MATOS COSTA	SC	247,00	31,79	R$	48.362,09
AV. 7 DE SETEMBRO, S/Nº		CENTRO	MASSARANDUBA	SC	430,50	41,17	R$	84.622,18
RUA GIÁCOMO DUZ, S/N.º		CENTRO	MAREMA	SC	1.800,00	35,38	R$	69.331,96
RUA DUQUE DE CAXIAS, S/Nº		CENTRO	MARAVILHA	SC	1.100,00	127,70	R$	161.805,46
CHÁCARA RURAL, Nº1 - BLOCO C		RURAL	MARAVILHA	SC	776,00	16,80	R$	19.360,75
LOT. JD. BERNADETE - LOTE Nº4 - QD. Nº33		CENTRO	MAJOR VIEIRA	SC	1.053,50	21,30	R$	34.273,87
RUA JOAQUIM SILVEIRA, S/Nº		CENTRO	MAJOR GERCINO	SC	258,75	25,00	R$	47.729,89
RUA DONA INGRÁCIA, S/Nº		CENTRO	BALNEÁRIO BARRA DO SUL	SC	1.062,97	113,00	R$	157.436,19
AV. PADRE JOÃO SCHIMIDT, QUADRA 20		CENTRO	ABERLADO LUZ	SC	750,00	81,26	R$	127.242,66
ESTRADA GERAL, S/Nº		RURAL	MAJOR GERCINO	SC	1.800,00	9,66	R$	28.748,98
RUA VALENTIM BANNACHI, S/Nº		CENTRO	MAFRA	SC	1.160,00	95,38	R$	152.464,49
RUA JOSÉ MAX, Nº 221		CENTRO	MAFRA	SC	408,00	34,20	R$	150.117,28
PRAÇA HERCÍLIO LUZ, Nº103		CENTRO	MAFRA	SC	1.277,90	1.150,13	R$	1.747.072,76
DISTRITO DE BELA VISTA DO SUL - ANTIGA ESTRADA DONA FRANCISCA		CENTRO	MAFRA	SC	1.761,18	64,04	R$	84.690,84
AV. 16 DE FEVEREIRO, S/Nº		CENTRO	LUZERNA	SC	486,00	56,70	R$	67.944,03
RUA NICOLAU SCHIMITZ, S/Nº - SALDO		CENTRO	LUIZ ALVES	SC	360,00	21,30	R$	39.318,95
RUA OSVALDO SCHROEDER, S/Nº		CENTRO	LONTRAS	SC	1.050,00	28,12	R$	54.505,09
RUA 29 DE JULHO, S/N.º		CENTRO	LINDÓIA DO SUL	SC	229,50	25,00	R$	34.572,20
COLÔNIA CONCÓRDIA - LOTE Nº369 - BLOCO SERTÃOZINHO		SERTÃOZINHO	LINDÓIA DO SUL	SC	1.050,00	9,54	R$	10.724,49
RUA VACARIA, N.º 50		BALN. ARROIO DO SILVA	BALNEÁRIO ARROIO DO SILVA	SC	585,00	30,75	R$	44.899,54
RUA VEREADOR PAULINO PLACIDO DE SOUZA, S/Nº		CENTRO	LEOBERTO LEAL	SC	405,60	25,00	R$	45.264,78
ARROIO DO RANCHO		RURAL	LEOBERTO LEAL	SC	1.225,00	9,54	R$	13.237,24
RUA LAURO MÜLLER, S/Nº		CENTRO	LEBON RÉGIS	SC	1.500,00	18,00	R$	58.840,50
RUA ITAGIBA, LOTES Nº76/79 - QD. D		CENTRO	LAURO MÜLLER	SC	1.555,30	95,05	R$	172.786,35
AV. COLOMBO MACHADO SALLES, S/Nº		CENTRO	LAURENTINO	SC	1.207,00	34,16	R$	80.178,55
RUA MORRO DA GLÓRIA, S/Nº		MORRO DA GLÓRIA	LAGUNA	SC	1.248,00	88,42	R$	117.772,45
RUA DR. ABELARDO CALIL BULLOS, S/Nº		MAR GROSSO	LAGUNA	SC	300,00	71,50	R$	166.788,75
RUA CALHEIROS DA GRAÇA, S/Nº		CENTRO	LAGUNA	SC	2.529,00	323,00	R$	1.005.144,34
RUA VITAL BRASIL, S/Nº		PENHA	LAGES	SC	450,00	100,95	R$	126.633,83
RUA HUMBERTO CAMPOS, S/Nº		CORAL	LAGES	SC	1.651,00	575,12	R$	744.596,98
RODOVIA SC 302-KM10		CENTRO	AURORA	SC	600,00	25,00	R$	47.583,04
RUA HELEODORO MUNIZ, S/N.º		SANTA CÂNDIDA	LAGES	SC	531,00	30,75	R$	85.077,46
RUA JORGE AUGUSTO NEVES		SÃO LUIS	LAGES	SC	558,20	100,95	R$	327.601,77
AV. PRESIDENTE NEREU RAMOS, Nº120		CENTRO	LAGES	SC	1.764,99	3.491,54	R$	4.945.387,48
RUA SÃO JOÃO, 319		CENTRO	LAGEADO GRANDE	SC	650,00	20,23	R$	30.616,13
RUA 13 DE MAIO, S/Nº		CENTRO	LACERDÓPOLIS	SC	300,00	35,38	R$	84.995,86
RUA 1 DE MAIO, S/N		CENTRO	JOSE BOUTEUX	SC	320,00	25,00	R$	47.060,91
RUA XV DE OUTUBRO		PIRABEIRABA	JOINVILLE	SC	507,80	38,62	R$	103.494,30

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	6/56

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1B - IMÓVEIS OI

COMPLETE ADDRESS	ADDRESS - APSIS	NEIGHBORHOOD	CITY	STATE	TOTAL AREA	CONSTRUCTED AREA	FAIR VALUE IN DEZ/14
RUA VALDEMAR MEDEIROS, S/Nº		AVENTUREIRO	JOINVILLE	SC	360,00	38,62	R$	70.113,70
RUA SÃO PAULO, Nº2.391		ITAUM	JOINVILLE	SC	1.715,70	333,21	R$	490.131,22
RUA SANTA ISABEL - LOTE Nº9		JOÃO COSTA	JOINVILLE	SC	390,00	47,46	R$	351.173,29
RUA PRINCESA IZABEL, 157		CENTRO	JOINVILLE	SC	1.378,33	2.461,32	R$	3.997.260,14
RUA PRESIDENTE PRUDENTE DE MORAIS, 175		SANTO ANTONIO	JOINVILLE	SC	1.800,00	1.234,92	R$	1.816.367,13
RUA PIO XII, S/Nº		BOM RETIRO	JOINVILLE	SC	520,00	52,03	R$	111.219,46
RUA OROS, S/Nº		AVENTUREIRO	JOINVILLE	SC	350,00	70,35	R$	236.820,98
RUA JOSÉ SATIRO DE OLIVEIRA		BOEHMERWALDT	JOINVILLE	SC	360,00	71,32	R$	115.707,61
RUA JARIVATUBA, S/Nº		ADHEMAR GARCIA	JOINVILLE	SC	932,75	225,74	R$	289.754,71
RUA JAÓ, S/Nº		COSTA E SILVA	JOINVILLE	SC	363,63	73,34	R$	232.045,03
RUA BELA VISTA, 130		CENTRO	ASCURRA	SC	420,00	35,38	R$	56.017,63
RUA IRIRIÚ, Nº1.750		IRIRIÚ	JOINVILLE	SC	1.216,00	324,06	R$	663.497,72
RUA EUGENIO MOREIRA S/Nº		ANITA GARIBALDI	JOINVILLE	SC	612,00	18,20	R$	65.920,87
RUA ELIZABETH RECH, Nº 13		PARANAGUAMIRIM	JOINVILLE	SC	372,67	51,03	R$	97.812,31
RUA DOS CAMPOS, S/Nº		MORRO DO MEIO	JOINVILLE	SC	476,00	52,03	R$	101.037,92
RUA DONA FRNACISCA, S/Nº		PIRABEIRABA	JOINVILLE	SC	650,00	52,03	R$	92.422,78
RUA DONA FRANCISCA, S/Nº		PIRABEIRABA	JOINVILLE	SC	540,00	52,03	R$	130.903,78
RUA CIDADE UMBUZEIRO ESQ.RUA CIDADE GRAVATÁ, S/Nº		SANTA CATARINA	JOINVILLE	SC	340,00	52,03	R$	94.511,30
RUA CAPINZAL, S/Nº		SAGUAÇÚ	JOINVILLE	SC	705,00	70,35	R$	141.401,68
RUA CABEDELO, Nº 44		GLÓRIA	JOINVILLE	SC	400,00	71,32	R$	115.707,61
RUA BENTO TORQUATO DA ROCHA, S/Nº		VILA NOVA	JOINVILLE	SC	360,00	52,03	R$	97.121,95
RUA DO COMÉRCIO, LOTE Nº36-B		CENTRO	ARVOREDO	SC	500,00	20,23	R$	42.334,53
RUA BAGÉ S/Nº		ANITA GARIBALDI	JOINVILLE	SC	600,00	52,03	R$	108.869,88
RUA AVENCAL, Nº 682		COMASA	JOINVILLE	SC	525,00	71,32	R$	116.686,60
RUA ANTÔNIO DE OLIVEIRA E SILVA, Nº95		BOA VISTA	JOINVILLE	SC	480,00	52,03	R$	100.254,73
RUA PASTOR GUILLERME RAU -SAGUAÇU		MORRO DO BOA VISTA	JOINVILLE	SC	1.365,02	63,00	R$	87.426,62
AV JÚPTER S/Nº		JARDIM PARAÍSO	JOINVILLE	SC	377,00	123,50	R$	168.201,42
RUA 13 DE OUTUBRO, S/Nº		CENTRO	JOAÇABA	SC	1.632,70	—	R$	42.624,10
COLÔNIA HERVAL - SEGUNDO RESERVADO		RURAL	JOAÇABA	SC	900,00	15,90	R$	67.476,54
AV. BARÃO DO RIO BRANCO Nº477		CENTRO	JOAÇABA	SC	1.379,78	1.375,78	R$	1.846.813,14
AV. GETÚLIO VARGAS, S		CENTRO	JARDINÓPOLIS	SC	450,00	34,16	R$	121.022,19
RUA XV DE NOVEMBRO, N.º 140 - CENTRO		CENTRO	ARROIO TRINTA	SC	1.050,00	12,05	R$	47.739,10
RUA MARECHAL FLORIANO PEIXOTO Nº50		CENTRO	JARAGUÁ DO SUL	SC	1.111,12	1.033,92	R$	1.588.248,20
RUA 730 - OTAVIANO TISSI, S/Nº		NEREU RAMOS	JARAGUÁ DO SUL	SC	447,37	40,59	R$	103.343,93
RUA 642 - GUSTAVO HENSCHEL, S/Nº		VIEIRA	JARAGUÁ DO SUL	SC	396,25	40,25	R$	77.573,00
RUA 641, S/Nº		ILH A DA FIGUEIRA	JARAGUÁ DO SUL	SC	390,00	40,25	R$	74.415,74
RUA 312 - ANGELO MENEL, S/Nº		BARRA DO RIO MOLHA	JARAGUÁ DO SUL	SC	337,50	51,08	R$	84.458,70
RUA 105 JORGE BUHR		AGUA VERDE	JARAGUÁ DO SUL	SC	384,42	142,50	R$	172.605,17
LADO PAR DA RUA 402 - ALBANO PICCOLI		SÃO LUIS	JARAGUÁ DO SUL	SC	511,00	123,50	R$	185.692,79
RUA DUQUE DE CAXIAS, S/Nº		CENTRO	JAGUARUNA	SC	864,00	127,00	R$	167.474,90
RUA IRMÃOS TREVISOL - LOTE Nº25 - QD. Nº18		CENTRO	JACINTO MACHADO	SC	900,00	96,84	R$	137.946,22
RUA JOÃO WESING C/ PRAÇA DOIS CORAÇÕES		CENTRO	ARMAZÉM	SC	600,00	106,05	R$	149.169,51
RUA GOV. CELSO RAMOS ESQ. C/ RUA EMIL ALTENBURG		CENTRO	ITUPORANGA	SC	1.107,00	205,44	R$	277.175,78
RUA DOS XAVANTES, S/Nº		CENTRO	ITAPOÁ	SC	360,00	40,59	R$	67.302,97
AV. DOS PRÍNCIPES, S/Nº - LOTES 7C, 7J E 7K		CENTRO	ITAPOÁ	SC	1.080,00	17,57	R$	80.142,11
RUA DO COMÉRCIO, S/Nº		CENTRO	ITAPIRANGA	SC	300,00	278,70	R$	336.765,30
PARTE DO LOTE RURAL Nº9 DA LINHA BAÚ		LINHA BAÚ	ITAPIRANGA	SC	2.465,00	20,00	R$	28.922,62
RUA 306 - LAGOINHA		LAGOINHA	ITAPEMA	SC	304,52	122,78	R$	154.071,73
RUA 121, S/N.º CENTRO ZONA 1		CENTRO	ITAPEMA	SC	175,00	18,20	R$	41.981,19
AV. NEREU RAMOS, S/Nº - LOT. JD. GUANABARA		CENTRO	ITAPEMA	SC	532,80	105,00	R$	254.171,19

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	7/56

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1B - IMÓVEIS OI

COMPLETE ADDRESS	ADDRESS - APSIS	NEIGHBORHOOD	CITY	STATE	TOTAL AREA	CONSTRUCTED AREA	FAIR VALUE IN DEZ/14
RUA PROFª EROTIDES DA SILVA FONTES, Nº 375		SÃO VICENTE	ITAJAÍ	SC	263,25	58,55	R$	90.774,85
RUA PROF.º CLOTILDE RAMOS CHAVES		FAZENDA	ITAJAÍ	SC	521,36	100,95	R$	172.123,91
RUA PAULO HANH		LAGOA DOS ESTEVES	ARARANGUÁ	SC	720,00	100,95	R$	163.052,42
RUA MANOEL FRANCISCO COELHO, Nº 382		CORDEIROS	ITAJAÍ	SC	291,50	58,55	R$	94.462,40
RUA GUSTAVO BERNEDETE, Nº 78		CORDEIROS	ITAJAÍ	SC	1.512,00	425,16	R$	602.024,53
RUA FLORIANO PEIXOTO, Nº470-BAIRRO CABEÇUDAS		CABEÇUDAS	ITAJAÍ	SC	390,00	28,88	R$	78.733,20
RUA BRUSQUE ESQ. RUA JOÃO BAUER		CENTRO	ITAJAÍ	SC	996,00	1.716,23	R$	2.359.521,57
RUA CORONEL ANTÔNIO CORREA, S/Nº		CENTRO	ITAIÓPOLIS	SC	625,00	96,84	R$	134.095,51
LOT. SÍTIOS ALTOS DE ITÁ - LOTE Nº221 - QD. Nº22		CENTRO	ITÁ	SC	639,88	17,57	R$	24.689,06
RUA BAHIA - LOTE Nº12 - QD. Nº35		CENTRO	IRINEÓPOLIS	SC	1.440,00	32,36	R$	87.568,50
RUA DO COMÉRCIO, CENTRO		CENTRO	IRATI	SC	518,40	20,23	R$	46.558,57
PRAÇA HERCÍLIO LUZ, Nº676		CENTRO	ARARANGUÁ	SC	854,00	501,18	R$	635.504,74
RUA LORENZON, PARTE LOTE Nº12		CENTRO	IPUAÇÚ	SC	288,00	20,23	R$	34.528,68
RUA BALDUINO WANDSCHEER, S/Nº		CENTRO	IPORÃ DO OESTE	SC	685,40	45,81	R$	79.924,14
RUA IRMÃO GUZETTI, S/Nº		CENTRO	IOMERÊ	SC	300,00	39,70	R$	53.914,34
RUA TIRADENTES, N.º 159 - CENTRO		CENTRO	INDAIAL	SC	1.290,00	589,77	R$	831.841,29
RUA ALEMANHA, Nº 275		NAÇÕES	INDAIAL	SC	630,00	40,59	R$	121.343,45
RUA AVELINO LUDWIG, S/Nº		CENTRO	IMBUIA	SC	360,00	25,00	R$	56.981,38
RUA NEREU RAMOS, S/Nº		CENTRO	IMBITUBA	SC	1.148,00	285,00	R$	416.721,44
RUA JOÃO JOAQUIM DE SOUZA, Nº 126		NOVA BRASÍLIA	IMBITUBA	SC	450,00	29,12	R$	48.615,61
RUA BENITO RUIZ, S/Nº		VILA NOVA	IMBITUBA	SC	386,84	—	R$	15.148,57
RUA ANTÔNIO B. CAPANEMA		CENTRO	IMARUÍ	SC	1.155,00	105,05	R$	153.982,09
RUA RIO GRANDE DO SUL - LOTE Nº14 - QD. A		BALN. RINCÃO	IÇARA	SC	656,25	74,58	R$	174.651,24
RUA ALTAMIRO GUIMARÃES, LOTE Nº13 - QD. Nº114		CENTRO	IÇARA	SC	400,00	44,00	R$	69.805,27
RODOVIA JORGE FORTULINO DA SILVA, S/Nº		CENTRO	IÇARA	SC	474,97	34,15	R$	63.902,60
RUA DR. GETÚLIO VARGAS, S/Nº		CENTRO	IBIRAMA	SC	900,00	20,00	R$	93.225,32
RUA DR. GETÚLIO VARGAS, Nº322		CENTRO	IBIRAMA	SC	936,42	113,00	R$	212.772,34
AV. PRES. NEREU RAMOS, S/Nº		CENTRO	IBICARÉ	SC	362,50	41,17	R$	58.593,98
MORRO DA ANTENA		MORRO	IBIAN	SC	300,00	—	R$	28.106,01
SEDE SARANDI S/Nº		SARANDI	HERVAL D’ OESTE	SC	823,00	115,61	R$	154.360,05
RUA ROCH A COUTINHO, S/Nº		CENTRO	ARAQUARI	SC	1.285,00	14,96	R$	38.647,51
RUA JOÃO BATISTA DAL PIVA, LOTE Nº51A - QD. Nº20		CENTRO	GUATAMBU	SC	375,00	20,23	R$	39.071,22
RUA GOV. JORGE LACERDA Nº218		CENTRO	GUARUJÁ DO SUL	SC	1.000,00	127,70	R$	168.723,68
RUA 28 DE AGOSTO, S/Nº		CENTRO	GUARAMIRIM	SC	600,00	77,87	R$	122.018,45
RUA ADEMAR DE BARROS, LOTE Nº88		CENTRO	GUARACIABA	SC	660,00	127,70	R$	144.575,16
RUA BRUSQUE, S/Nº		CENTRO	GUABIRUBA	SC	748,00	105,05	R$	140.269,64
RUA ENG. ANNES GUALBERTO, S/Nº		CENTRO	GRAVATAL	SC	590,00	105,05	R$	147.422,83
RUA BARÃO DO RIO BRANCO, S/Nº		CENTRO	GRÃO PARÁ	SC	208,00	38,25	R$	55.858,92
RUA GERAL DE GANCHOS DO MEIO, S/Nº		GANCHOS DO MEIO	GOVERNADOR CELSO RAMOS	SC	306,70	66,74	R$	63.274,94
AVENIDA JOÃO CARLOS ROSA, S/Nº		ITAPEMA DO SAÍ	ARAQUARI	SC	450,00	34,16	R$	68.156,50
RUA LAURO SCHNEIDER, Nº 75		CENTRO	GASPAR	SC	325,00	40,59	R$	75.167,56
RUA CORONEL ARISTILIANO RAMOS, Nº181		CENTRO	GASPAR	SC	338,94	113,08	R$	146.557,40
RUA ADRIANO KORMANN, S/Nº - BAIRRO BELA VISTA		BELA VISTA	GASPAR	SC	546,16	78,58	R$	114.921,21
RUA MARQUÊS GUIMARÃES, S/Nº		CENTRO	GAROPABA	SC	670,00	127,70	R$	184.257,06
RODOVIA GRP 030 - ESTRADA GERAL DO CAPÃO		PRAIA DA FERRUGEM	GAROPABA	SC	405,00	21,30	R$	25.808,83
ESTRADA DE RODAGEM - BR 101		MORRO DO FERRAZ	GAROPABA	SC	10.431,09	91,88	R$	129.373,09
RUA SANSÃO CARNEIRO, S/N.º		CENTRO	GALVÃO	SC	375,00	55,92	R$	69.542,10
RUA NADARCI BRAND ESQ. AV. JOÃO MARQUES VIEIRA		CENTRO	FRAIBURGO	SC	960,00	227,95	R$	343.661,93
RUA BLUMENAU, 540-VILA DE APIÚNA		CENTRO	APIÚNA	SC	750,00	105,05	R$	164.848,93
CERRO DO BUGIU, S/Nº		RURAL	FRAIBURGO	SC	1.500,00	83,38	R$	139.075,19

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	8/56

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1B - IMÓVEIS OI

COMPLETE ADDRESS	ADDRESS - APSIS	NEIGHBORHOOD	CITY	STATE	TOTAL AREA	CONSTRUCTED AREA	FAIR VALUE IN DEZ/14
AV. 25 DE JULHO, Nº2.797		CENTRO	FORQUILINHA	SC	381,30	35,38	R$	60.035,43
RUA PRES. COSTA E SILVA - LOTE Nº9A - QD. 10		CENTRO	FORMOSA DO SUL	SC	450,00	20,23	R$	34.176,25
SER:ILDEFONSO C. MELLO -CARIANOS		CARIANOS	FLORIANÓPOLIS	SC	744,00	25,00	R$	101.780,16
RUA SANTOS DUMONT		CENTRO	FLORIANÓPOLIS	SC	1.548,00	4.225,81	R$	5.292.353,67
RUA ORLANDINA OLIVEIRA, S/Nº		VARGEM GRANDE	FLORIANÓPOLIS	SC	335,13	—	R$	43.745,38
RUA LAURO LINHARES, Nº355		TRINDADE	FLORIANÓPOLIS	SC	1.665,00	1.301,00	R$	1.831.830,48
RUA JOSÉ LUIZ, S/Nº		COQUEIROS	FLORIANÓPOLIS	SC	420,00	89,98	R$	140.813,51
RUA HIPÓLITO DO VALLE PEREIRA S/Nº		LAGOA DA CONCEIÇÃO	FLORIANÓPOLIS	SC	1.204,39	201,48	R$	608.177,63
RUA FREI CANECA, ESQ. SERVIDÃO EMÍLIO SCHROEDER		AGRONÔMICA	FLORIANÓPOLIS	SC	381,89	171,77	R$	290.120,86
RUA DES. GIL COSTA, 472		ESTREITO	FLORIANÓPOLIS	SC	12.332,30	4.657,24	R$	6.808.713,17
ROD. VIRGÍLIO VÁRZEA, Nº270		SACO GRANDE	FLORIANÓPOLIS	SC	1.222,00	227,95	R$	310.355,86
ROD. BALDICERO FILOMENO, S/Nº		RIBEIRÃO DA ILHA	FLORIANÓPOLIS	SC	5.280,00	25,00	R$	575.456,74
R: LAURINDO J. DA SILVEIRA L.CONCEIÇAO		LAGOA DA CONCEIÇÃO	FLORIANÓPOLIS	SC	600,00	100,95	R$	293.062,86
EST.JOAO BEL. SILVA AÇORES P. DO SUL		PANTANO DO SUL	FLORIANÓPOLIS	SC	420,00	1,60	R$	131.816,17
EST.DOM JOAO BECKER 947 INGLESES		INGLESES	FLORIANÓPOLIS	SC	738,00	140,46	R$	327.997,45
AV:DAS ARRAIAS 472 JURERE INTERNACIONAL		JURERÊ	FLORIANÓPOLIS	SC	450,00	93,50	R$	442.523,97
AV. RIO BRANCO, Nº191		CENTRO	FLORIANÓPOLIS	SC	452,98	296,69	R$	446.898,90
AV. PEQUENO PRÍNCIPE, N.º 180		CAMPECHE	FLORIANÓPOLIS	SC	1.400,00	74,60	R$	309.445,40
AV. DO ANTÃO, S/Nº		MORRO DA CRUZ	FLORIANÓPOLIS	SC	686,00	292,27	R$	401.641,39
R MARIA S OLIVEIRA - CACHOEIRA BOM JESUS		CACHOERIA DO BOM JESUS	FLORIANOPOLIS	SC	420,00	71,50	R$	93.559,97
RIO DAS PEDRAS		MORRO	ANITÁPOLIS	SC	900,00	9,66	R$	34.677,90
RUA 9 DE MAIO, S/Nº		CENTRO	ERVAL VELHO	SC	437,50	41,17	R$	73.931,56
RUA CORONEL MANOEL FERREIRA DA SILVA FARRAPOS, S/N.º		CENTRO	ERVAL VELHO	SC	620,75	12,05	R$	55.238,20
AV. PEDRO SIMON, S/N.º		CENTRO	ERMO	SC	306,30	20,23	R$	65.070,95
RUA DUQUE DE CAXIAS, Nº150		CENTRO	DOUTOR PEDRINHO	SC	400,00	25,00	R$	47.583,04
RUA ADERBAL RAMOS DA SILVA, S/Nº		MORRO	DOUTOR PEDRINHO	SC	1.050,00	9,66	R$	25.866,95
RUA DONA ANA, S/Nº		CENTRO	DONA EMMA	SC	500,00	25,00	R$	56.720,32
CAMINHO DO STOTZ		MORRO	DONA EMMA	SC	1.050,00	9,54	R$	39.506,92
CAMINHO DO MORRO		MORRO	DONA EMMA	SC	1.050,00	9,54	R$	27.171,59
AV. SANTA CATARINA, S/N.º		CENTRO	DIONÍSIO CERQUEIRA	SC	775,00	126,50	R$	172.462,47
AV. LADISLAVA POLETTO, 293		CENTRO	DESCANSO	SC	525,00	34,15	R$	67.167,87
RUA FERMINO CARNEIRO ALMEIDA, S/Nº - BAIRRO UNIVERSITÁRIO		UNIVERSITÁRI0	CURITIBANOS	SC	1.500,00	78,17	R$	134.055,43
RUA CORONEL HENRIQUE DE ALMEIDA, S/Nº		CENTRO	CURITIBANOS	SC	984,08	1.114,96	R$	1.401.609,25
RUA MOURA BRASIL, Nº1.609		CENTRO	CUNHA PORÃ	SC	1.250,00	152,73	R$	236.894,50
RUA SD - 844-009		1º LINHA	CRICIÚMA	SC	369,14	100,95	R$	111.719,44
RUA PEDRO HONORATO, 90		4º LINHA	CRICIÚMA	SC	371,17	47,38	R$	81.987,34
RUA ENG. JORGE BECKER, S/Nº		NOSSA SRA DA SALETE	CRICIÚMA	SC	446,25	128,27	R$	170.186,60
RUA CARLOS RONCH, S/Nº - SÃO DEFENDE		SÃO DEFENDE	CRICIÚMA	SC	392,00	29,12	R$	48.524,24
AV. ARISTIDES BOLAN, S/N.º		1º LINHA	CRICIÚMA	SC	1.580,29	125,42	R$	179.580,19
AV.DOS ITALIANOS, ESQ. IMIGR.MELLER		SANTA AUGUSTA	CRICIÚMA	SC	1.590,58	474,20	R$	672.465,22
RUA MANOEL LINO KOERICH, S/Nº		CENTRO	ANGELINA	SC	300,00	25,00	R$	51.499,01
AV. GETÚLIO VARGAS, 222		CENTRO	CRICIÚMA	SC	900,00	2.256,14	R$	2.815.464,91
RUA MANOEL SERAFIM INÁCIO, S/N.º		RIO MAINA	CRICIÚMA	SC	640,00	61,69	R$	142.978,35
RUA HERCÍLIO LUZ, Nº75		CENTRO	CORUPÁ	SC	610,00	N/A	R$	32.633,14
RUA DUQUE DE CAXIAS, S/Nº		CENTRO	CORREIA PINTO	SC	823,69	163,29	R$	232.590,64
RUA PORTO ALEGRE - LOTE Nº4 - QUADRA Nº4		CENTRO	CORONEL MARTINS	SC	435,90	34,16	R$	67.052,19
RUA PARÁ ESQ/ RUA ALMIRANTE BARROSO		CENTRO	CORONEL FREITAS	SC	800,00	30,75	R$	55.733,74
RUA FRANCISCO DALMAZEN		CENTRO	CORDILHEIRA ALTA	SC	400,89	34,16	R$	163.706,34

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	9/56

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1B - IMÓVEIS OI

COMPLETE ADDRESS	ADDRESS - APSIS	NEIGHBORHOOD	CITY	STATE	TOTAL AREA	CONSTRUCTED AREA	FAIR VALUE IN DEZ/14
RUA ORESTE FARINA, N.º 25		CENTRO	CONCÓRDIA	SC	1.234,00	1.460,53	R$	1.826.675,62
COLÔNIA CONCÓRDIA - LOTE Nº801- BLOCO Nº6		RURAL	CONCÓRDIA	SC	1.500,00	50,79	R$	88.095,27
ESTRADA GERAL/VARGEM DOS PINHEIROS		VARGEM DOS PINHEIROS	ANGELINA	SC	705,87	8,34	R$	60.188,80
COLÔNIA CONCÓRDIA - LOTE Nº1.037 - BLOCO Nº6		RURAL	CONCÓRDIA	SC	900,00	135,19	R$	159.623,63
RUA MARECHAL JOSÉ B. BORMANN, 72 E		CENTRO	CHAPECÓ	SC	1.200,00	1.769,98	R$	2.743.131,07
RUA ERNESTO BRAUM, S/Nº		ENGENHO BRAUM	CHAPECÓ	SC	600,00	122,78	R$	149.624,74
ESTRADA CHAPECÓ - SEARA		RURAL	CHAPECÓ	SC	1.500,00	17,69	R$	39.090,30
ESTRADA GERAL CHAPADÃO DO LAGEADO, S/Nº		CENTRO	CHAPADÃO DO LAGEADO	SC	900,00	—	R$	11.747,93
RUA FRANCISCO PUCCI PRIMO, S/Nº		CENTRO	CERRO NEGRO	SC	300,00	20,23	R$	35.155,24
RUA DOM DANIEL HOSTIN, S/Nº		CENTRO	CELSO RAMOS	SC	375,00	45,81	R$	63.717,21
RUA PRES. GETÚLIO VARGAS		CENTRO	CAXAMBU DO SUL	SC	755,00	24,00	R$	47.761,71
RUA 1º DE MAIO, Nº98		CENTRO	ANCHIETA	SC	1.110,00	54,90	R$	81.782,28
IMEDIAÇÕES DE ABDON BATISTA		MORRO	ABDON BATISTA	SC	960,00	17,58	R$	13.739,17
CANELA		CANELA	CANELA	RS	1.000,00	642,16	R$	674.706,43
CANDELARIA		CANDELARIA	CANDELARIA	RS	2.158,20	411,02	R$	186.610,64
CAMPOS BORGES		CAMPOS BORGES	CAMPOS BORGES	RS	400,00	45,05	R$	18.459,46
ALEGRIA		ALEGRIA	ALEGRIA	RS	500,00	92,87	R$	25.799,76
CAMARGO		CAMARGO	CAMARGO	RS	395,28	45,00	R$	36.625,47
CAICARA		CAICARA	CAICARA	RS	354,87	61,60	R$	25.240,90
WESTFALIA		VILA SCHMIDT	WESTFALIA	RS	200,00	—	R$	30.959,71
VITORIA DAS MISSOES		VITORIA DAS MISSOES	VITORIA DAS MISSOES	RS	400,00	—	R$	20.639,81
VISTA GAUCHA		VISTA GAUCHA	VISTA GAUCHA	RS	836,50	42,40	R$	43.163,01
VISTA ALEGRE DO PRATA		VISTA ALEGRE DO PRATA	VISTA ALEGRE DO PRATA	RS	900,00	42,40	R$	46.439,57
VILA MARIA		VILA MARIA	VILA MARIA	RS	312,50	61,49	R$	26.521,79
VICTOR GRAEFF		VITOR GRAEFF	VICTOR GRAEFF	RS	524,00	61,60	R$	25.240,90
VIADUTOS		VIADUTOS	VIADUTOS	RS	1.134,31	81,62	R$	314.908,28
VENANCIO AIRES		VENANCIO AIRES	VENANCIO AIRES	RS	1.276,00	599,40	R$	633.139,55
VANINI		VANINI	VANINI	RS	325,00	42,40	R$	34.471,03
VALE REAL		VALE REAL	VALE REAL	RS	425,74	38,05	R$	21.967,98
VACARIA		VACARIA	VACARIA	RS	976,20	946,15	R$	261.065,14
UNIAO DA SERRA		UNIAO DA SERRA	UNIAO DA SERRA	RS	450,00	45,05	R$	18.459,46
UBIRETAMA		UBIRETAMA	UBIRETAMA	RS	350,00	—	R$	54.179,50
TUPARENDI		TUPARENDI	TUPARENDI	RS	1.250,00	156,43	R$	133.870,38
TUPANDI		TUPANDI	TUPANDI	RS	375,00	45,00	R$	18.436,35
TUPANCIRETA		TUPANCIRETA	TUPANCIRETA	RS	1.276,00	599,82	R$	486.296,73
TUCUNDUVA		TUCUNDUVA	TUCUNDUVA	RS	1.615,00	156,43	R$	71.218,13
TRINDADE DO SUL		TRINDADE DO SUL	TRINDADE DO SUL	RS	375,00	61,49	R$	49.991,13
TRÊS PALMEIRAS		TRÊS PALMEIRAS	TRÊS PALMEIRAS	RS	403,50	42,40	R$	17.373,60
TRÊS DE MAIO		TRÊS DE MAIO	TRÊS DE MAIO	RS	2.246,35	765,34	R$	620.490,05
TRÊS COROAS		TRÊS COROAS	TRÊS COROAS	RS	991,08	127,43	R$	60.899,54
TRÊS CACHOEIRAS		VILA FERNANDO FERRARI	TRÊS CACHOEIRAS	RS	245,50	45,05	R$	17.271,60
TRÊS ARROIOS		TRÊS ARROIOS	TRÊS ARROIOS	RS	375,00	26,25	R$	19.349,82
TRAVESSEIRO		TRAVESSEIRO	TRAVESSEIRO	RS	360,00	26,25	R$	18.575,83
TOROPI		TOROPI	TOROPI	RS	500,00	26,25	R$	25.799,76
TIO HUGO (ERNESTINA)		POSSE GONCALVES/TIO HUGO	TIO HUGO (ERNESTINA)	RS	348,00	26,25	R$	1.795.663,43
TEUTONIA		PAISSANDU	TEUTONIA	RS	1.600,00	54,48	R$	49.539,72
TENENTE PORTELA		TENENTE PORTELA	TENENTE PORTELA	RS	1.341,00	355,02	R$	151.012,91
TAQUARUCU DO SUL		TAQUARUCU DO SUL	TAQUARUCU DO SUL	RS	312,50	45,05	R$	18.459,46
SOLEDADE		SOLEDADE	SOLEDADE	RS	1.127,56	895,23	R$	806.439,57
SINIMBU		SINIMBU	SINIMBU	RS	325,00	64,00	R$	16.769,85

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	10/56

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1B - IMÓVEIS OI

COMPLETE ADDRESS	ADDRESS - APSIS	NEIGHBORHOOD	CITY	STATE	TOTAL AREA	CONSTRUCTED AREA	FAIR VALUE IN DEZ/14
SILVEIRA MARTINS		SILVEIRA MARTINS	SILVEIRA MARTINS	RS	490,76	61,60	R$	25.240,90
SEVERIANO DE ALMEIDA		SEVERIANO DE ALMEIDA	SEVERIANO DE ALMEIDA	RS	375,00	61,60	R$	50.080,56
SETE DE SETEMBRO		SETE DE SETEMBRO	SETE DE SETEMBRO	RS	400,00	—	R$	20.639,81
SERTAO		SERTAO	SERTAO	RS	342,10	85,53	R$	36.890,70
BRAGA		BRAGA	BRAGA	RS	762,25	61,60	R$	39.331,73
SERIO		SERIO	SERIO	RS	300,00	26,25	R$	15.479,86
SENADOR SALGADO FILHO		SENADOR SALGADO FILHO	SENADOR SALGADO FILHO	RS	850,00	11,03	R$	43.859,60
SELBACH		SELBACH	SELBACH	RS	594,00	181,34	R$	35.040,33
SEGREDO		SEGREDO	SEGREDO	RS	360,00	45,00	R$	18.438,97
SEDE NOVA		SEDE NOVA	SEDE NOVA	RS	350,00	42,40	R$	17.373,60
BOSSOROCA		BOSSOROCA	BOSSOROCA	RS	436,56	84,15	R$	72.014,27
SAPIRANGA		SAPIRANGA	SAPIRANGA	RS	1.673,25	742,00	R$	666.557,25
SAO VICENTE DO SUL		SAO VICENTE DO SUL	SAO VICENTE DO SUL	RS	918,84	84,15	R$	47.411,71
SAO VENDELINO		SAO VENDELINO	SAO VENDELINO	RS	375,00	45,05	R$	18.459,46
SAO VALENTIM DO SUL		SAO VALENTIM DO SUL	SAO VALENTIM DO SUL	RS	300,00	44,85	R$	36.462,88
BOQUEIRAO DO LEAO		BOQUEIRAO DO LEAO	BOQUEIRAO DO LEAO	RS	450,00	42,40	R$	23.219,80
SAO PEDRO DO SUL		SAO PEDRO DO SUL	SAO PEDRO DO SUL	RS	525,00	111,65	R$	90.771,00
SAO PEDRO DO BUTIA		SAO PEDRO DO BUTIA	SAO PEDRO DO BUTIA	RS	416,50	45,15	R$	36.706,76
SAO NICOLAU		SAO NICOLAU	SAO NICOLAU	RS	375,00	61,60	R$	25.240,90
SAO MIGUEL DAS MISSOES		SAO MIGUEL DAS MISSOES	SAO MIGUEL DAS MISSOES	RS	458,10	30,65	R$	20.069,26
SAO MARTINHO		SAO MARTINHO	SAO MARTINHO	RS	555,00	84,00	R$	68.291,66
BOM RETIRO DO SUL		BOM RETIRO DO SUL	BOM RETIRO DO SUL	RS	—	81,62	R$	37.056,98
SAO JOSE DOS AUSENTES		SAO JOSE DOS AUSENTES	SAO JOSE DOS AUSENTES	RS	360,00	42,40	R$	34.471,03
BOM PROGRESSO		BOM PROGRESSO	BOM PROGRESSO	RS	313,77	26,25	R$	16.190,39
SAO JOSE DO NORTE		SAO JOSE DO NORTE	SAO JOSE DO NORTE	RS	148,00	261,96	R$	60.793,06
SAO JOSE DO INHACORA		SAO JOSE DO INHACORA	SAO JOSE DO INHACORA	RS	400,00	—	R$	20.639,81
SAO JOSE DO HORTENCIO		SAO JOSE DO HORTENCIO	SAO JOSE DO HORTENCIO	RS	450,00	61,49	R$	25.195,83
SAO JOSE DO HERVAL		SAO JOSE DO HERVAL	SAO JOSE DO HERVAL	RS	286,00	45,05	R$	18.459,46
SAO JOSE DAS MISSOES		SAO JOSE DAS MISSOES	SAO JOSE DAS MISSOES	RS	800,00	26,25	R$	15.479,86
SAO JORGE		SAO JORGE	SAO JORGE	RS	360,00	45,05	R$	36.625,47
SAO JOAO DA URTIGA		SAO JOAO DA URTIGA	SAO JOAO DA URTIGA	RS	444,00	45,05	R$	36.625,47
SAO JERONIMO		SAO JERONIMO	SAO JERONIMO	RS	2.137,30	771,85	R$	660.537,32
SAO DOMINGOS DO SUL		SAO DOMINGOS DO SUL	SAO DOMINGOS DO SUL	RS	375,00	45,05	R$	36.625,47
SAO BORJA		SAO BORJA	SAO BORJA	RS	1.140,00	878,02	R$	104.469,47
SANTO EXPEDITO DO SUL		SANTO EXPEDITO DO SUL	SANTO EXPEDITO DO SUL	RS	360,00	26,25	R$	18.575,83
SANTO CRISTO		SANTO CRISTO	SANTO CRISTO	RS	1.234,00	225,50	R$	102.381,14
SANTO AUGUSTO		SANTO AUGUSTO	SANTO AUGUSTO	RS	340,00	225,17	R$	102.231,32
SANTIAGO		SANTIAGO	SANTIAGO	RS	1.987,00	911,37	R$	738.882,21
SANTA TEREZA		SANTA TEREZA	SANTA TEREZA	RS	300,00	26,25	R$	15.479,86
SANTA MARIA DO HERVAL		SANTA MARIA DO HERVAL	SANTA MARIA DO HERVAL	RS	606,40	61,49	R$	52.622,19
BOA VISTA DO SUL		BOA VISTA DO SUL	BOA VISTA DO SUL	RS	300,00	44,85	R$	18.373,40
BOA VISTA DO BURICA		BOA VISTA DO BURICA	BOA VISTA DO BURICA	RS	568,99	124,70	R$	59.760,89
SANTA CLARA DO SUL		SANTA CLARA DO SUL	SANTA CLARA DO SUL	RS	372,32	45,05	R$	20.453,53
SANTA BARBARA DO SUL		SANTA BARBARA DO SUL	SANTA BARBARA DO SUL	RS	1.075,00	107,95	R$	87.762,92
SALVADOR DAS MISSOES		SALVADOR DAS MISSOES	SALVADOR DAS MISSOES	RS	360,00	44,85	R$	18.377,50
SALTO DO JACUI - RS 318		JACUIZINHO	SALTO DO JACUI	RS	300,00	—	R$	15.479,86
SALDANHA MARINHO		SALDANHA MARINHO	SALDANHA MARINHO	RS	375,00	45,50	R$	36.991,32
RUA SANTA LUCIA		CAMOBI	SANTA MARIA	RS	1.193,35	382,91	R$	402.316,93
BOA VISTA DAS MISSOES		BOA VISTA DAS MISSOES	BOA VISTA DAS MISSOES	RS	520,00	44,85	R$	26.831,75
ROQUE GONZALES		ROQUE GONZALES	ROQUE GONZALES	RS	437,50	61,20	R$	52.374,01

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	11/56

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1B - IMÓVEIS OI

COMPLETE ADDRESS	ADDRESS - APSIS	NEIGHBORHOOD	CITY	STATE	TOTAL AREA	CONSTRUCTED AREA	FAIR VALUE IN DEZ/14
RONDA ALTA		RONDA ALTA	RONDA ALTA	RS	386,14	63,00	R$	27.173,08
RODOVIA PORTO ALEGRE VIAMAO		SAO LUCAS	VIAMAO	RS	600,00	181,34	R$	101.362,99
RODEIO BONITO		RODEIO BONITO	RODEIO BONITO	RS	810,00	63,00	R$	41.795,61
RIOZINHO		RIOZINHO	RIOZINHO	RS	312,50	44,85	R$	36.462,88
RIO PARDO		RIO PARDO	RIO PARDO	RS	726,89	541,57	R$	519.947,90
RESTINGA SECA		RESTINGA SECA	RESTINGA SECA	RS	448,00	84,15	R$	42.449,99
RELVADO		RELVADO	RELVADO	RS	354,00	45,05	R$	20.509,98
REDENTORA		REDENTORA	REDENTORA	RS	600,00	61,60	R$	52.178,08
QUINZE DE NOVEMBRO		QUINZE DE NOVEMBRO	QUINZE DE NOVEMBRO	RS	520,00	45,05	R$	26.831,75
QUEVEDOS		QUEVEDOS	QUEVEDOS	RS	325,00	44,85	R$	18.377,50
QUARAI		QUARAI	QUARAI	RS	1.808,40	915,10	R$	824.338,83
PROTASIO ALVES		PROPRIOTASIO ALVES	PROTASIO ALVES	RS	375,00	42,40	R$	19.303,51
PROGRESSO		PROGRESSO	PROGRESSO	RS	360,00	45,05	R$	19.430,91
PRESIDENTE LUCENA		PRESIDENTE LUCENA	PRESIDENTE LUCENA	RS	350,00	45,05	R$	36.625,47
POUSO NOVO		POUSO NOVO	POUSO NOVO	RS	420,00	45,50	R$	18.459,46
PORTO XAVIER		PORTO XAVIER	PORTO XAVIER	RS	2.000,00	265,86	R$	223.573,71
PORTO MAUA		PORTO MAUA	PORTO MAUA	RS	312,50	45,05	R$	18.459,46
BENJAMIN CONSTANT DO SUL		BENJAMIN CONSTANT DO SUL	BENJAMIN CONSTANT DO SUL	RS	595,00	—	R$	153.508,58
PORTAO		PORTAO	PORTAO	RS	1.100,00	127,43	R$	64.104,87
PONTE PRETA		PONTE PRETA	PONTE PRETA	RS	300,00	26,25	R$	15.479,86
POCO DAS ANTAS		POCO DAS ANTAS	POCO DAS ANTAS	RS	389,00	45,05	R$	18.459,46
PIRAPO		PIRAPO	PIRAPO	RS	546,00	45,05	R$	28.173,34
PINHEIRINHO DO VALE		PINHEIRINHO DO VALE	PINHEIRINHO DO VALE	RS	418,00	44,85	R$	18.377,50
PINHAL GRANDE		PINHAL GRANDE	PINHAL GRANDE	RS	1.212,00	45,05	R$	62.538,62
PINHAL DA SERRA		PINHAL DA SERRA	PINHAL DA SERRA	RS	300,00	—	R$	15.479,86
BARRACAO		BARRACAO	BARRACAO	RS	527,18	84,15	R$	38.311,10
BARRA FUNDA		BARRA FUNDA	BARRA FUNDA	RS	—	44,85	R$	20.418,92
PEDRO OSORIO		PEDRO OSORIO	PEDRO OSORIO	RS	826,00	89,06	R$	40.434,88
PAVERAMA		PAVERAMA	PAVERAMA	RS	375,00	48,97	R$	21.121,68
PASSO NOVO		PASSO NOVO	ALEGRETE	RS	300,00	—	R$	15.479,86
BARRA DO RIBEIRO		BARRA DO RIBEIRO	BARRA DO RIBEIRO	RS	1.510,00	435,62	R$	187.891,08
ALECRIM		ALECRIM	ALECRIM	RS	539,25	84,14	R$	34.480,87
BARRA DO QUARAI		BARRA DO QUARAI	BARRA DO QUARAI	RS	—	36,00	R$	82.011,46
PASSO DO SOBRADO		PASSO DO SOBRADO	PASSO DO SOBRADO	RS	234,00	45,05	R$	18.459,46
PASSA SETE		PASSA SETE	PASSA SETE	RS	500,00	—	R$	128.998,81
PARECI NOVO		PARECI NOVO	PARECI NOVO	RS	360,00	44,85	R$	18.389,25
PARAISO DO SUL		PARAISO DO SUL	PARAISO DO SUL	RS	592,50	61,49	R$	26.521,79
PANTANO GRANDE		PANTANO GRANDE	PANTANO GRANDE	RS	393,00	62,23	R$	27.013,49
PANAMBI		PANAMBI	PANAMBI	RS	1.300,00	720,37	R$	614.770,15
BARRA DA GUARITA		BARRA DA GUARITA	BARRA DA GUARITA	RS	600,00	—	R$	30.959,71
PALMARES DO SUL		QUINTAO	PALMARES DO SUL	RS	300,00	40,00	R$	17.252,75
NOVO XINGU		DISTRITO DE XINGU	NOVO XINGU	RS	192,00	—	R$	9.907,11
NOVO TIRADENTES		NOVO TIRADENTES	NOVO TIRADENTES	RS	1.000,00	45,05	R$	51.599,52
NOVO BARREIRO		NOVO BARREIRO	NOVO BARREIRO	RS	937,80	26,25	R$	48.390,03
NOVA ROMA DO SUL		NOVA ROMA DO SUL	NOVA ROMA DO SUL	RS	375,00	45,05	R$	18.459,46
NOVA RAMADA		NOVA RAMADA	NOVA RAMADA	RS	500,00	—	R$	25.799,76
BARAO		BARAO	BARAO	RS	—	61,49	R$	25.195,83
NOVA PADUA		NOVA PADUA	NOVA PADUA	RS	306,00	45,05	R$	38.553,09
NOVA HARTZ		NOVA HARTZ	NOVA HARTZ	RS	474,00	63,90	R$	57.562,29
NOVA ESPERANCA DO SUL		NOVA ESPERANCA DO SUL	NOVA ESPERANCA DO SUL	RS	450,00	61,49	R$	26.521,79

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	12/56

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1B - IMÓVEIS OI

COMPLETE ADDRESS	ADDRESS - APSIS	NEIGHBORHOOD	CITY	STATE	TOTAL AREA	CONSTRUCTED AREA	FAIR VALUE IN DEZ/14
NOVA CANDELARIA		NOVA CANDELARIA	NOVA CANDELARIA	RS	400,00	—	R$	20.639,81
NOVA BRESCIA		NOVA BRESCIA	NOVA BRESCIA	RS	375,00	61,60	R$	50.080,56
NOVA BOA VISTA		NOVA BOA VISTA	NOVA BOA VISTA	RS	360,00	45,05	R$	20.509,98
NOVA ALVORADA		NOVA ALVORADA	NOVA ALVORADA	RS	2.500,00	311,51	R$	20.509,98
NICOLAU VERGUEIRO		NICOLAU VERGUEIRO	NICOLAU VERGUEIRO	RS	227,00	—	R$	58.565,46
NAO ME TOQUE		NAO ME TOQUE	NAO ME TOQUE	RS	1.080,00	242,40	R$	218.371,40
MULITERNO		MULITERNO	MULITERNO	RS	312,50	26,50	R$	16.124,86
MUITOS CAPOES		MUITOS CAPOES	MUITOS CAPOES	RS	500,00	—	R$	25.799,76
MUCUM		MUCUM	MUCUM	RS	312,50	63,00	R$	25.814,55
MONTE BELO DO SUL		MONTE BELO DO SUL	MONTE BELO DO SUL	RS	312,00	26,52	R$	16.099,05
MIRAGUAI		MIRAGUAI	MIRAGUAI	RS	312,50	61,60	R$	28.044,73
MINAS DO LEAO		MINAS DO LEAO	MINAS DO LEAO	RS	360,00	26,25	R$	18.575,83
MATO LEITAO		MATO LEITAO	MATO LEITAO	RS	351,28	47,36	R$	20.427,25
MARQUES DE SOUZA		MARQUES DE SOUZA	MARQUES DE SOUZA	RS	475,20	44,85	R$	24.520,10
MARIANA PIMENTEL		MARIANA PIMENTEL	MARIANA PIMENTEL	RS	200,00	26,25	R$	10.756,07
MAQUINE		MAQUINE	MAQUINE	RS	168,00	26,25	R$	10.756,07
MANOEL VIANA		MANOEL VIANA	MANOEL VIANA	RS	420,48	45,05	R$	21.589,64
MAMPITUBA		MAMPITUBA	MAMPITUBA	RS	500,00	—	R$	25.799,76
MACHADINHO		MACHADINHO	MACHADINHO	RS	441,00	61,60	R$	36.377,66
LINHA NOVA		LINHA NOVA	LINHA NOVA	RS	360,00	45,05	R$	36.625,47
LINDOLFO COLLOR		LINDOLFO COLLOR	LINDOLFO COLLOR	RS	315,00	26,25	R$	16.253,85
AJURICABA		AJURICABA	AJURICABA	RS	450,00	84,15	R$	72.014,27
LIBERATO SALZANO		LIBERATO SALZANO	LIBERATO SALZANO	RS	390,00	61,60	R$	50.080,56
JOIA		JOIA	JOIA	RS	461,62	61,60	R$	26.569,24
JAQUIRANA		JAQUIRANA	JAQUIRANA	RS	337,50	61,60	R$	50.080,56
JACUIZINHO		JACUIZINHO	JACUIZINHO	RS	300,00	—	R$	15.479,86
IVOTI		IVOTI	IVOTI	RS	680,00	283,30	R$	150.434,14
AUREA		AUREA	AUREA	RS	312,50	45,05	R$	36.625,47
IVORA - LINHA SETE		LINHA SETE	IVORA	RS	600,00	—	R$	30.959,71
ITATIBA DO SUL		ITATIBA DO SUL	ITATIBA DO SUL	RS	312,50	61,60	R$	50.080,56
ITAPUCA		ITAPUCA	ITAPUCA	RS	500,00	—	R$	77.399,29
ITACURUBI		ITACURUBI	ITACURUBI	RS	416,00	42,40	R$	34.471,03
ITAARA		ITAARA	ITAARA	RS	—	45,00	R$	27.090,27
IPIRANGA DO SUL		IPIRANGA DO SUL	IPIRANGA DO SUL	RS	438,75	45,94	R$	18.824,14
ARROIO GRANDE		ARROIO GRANDE	ARROIO GRANDE	RS	1.009,77	365,31	R$	157.565,05
IPE - LINHA ETELVINA		LINHA ETELVINA	IPE	RS	900,00	19,20	R$	46.439,57
INHACORA		INHACORA	INHACORA	RS	552,00	44,85	R$	28.482,94
INDEPENDENCIA		INDEPENDENCIA	INDEPENDENCIA	RS	305,56	84,15	R$	36.295,47
IMIGRANTE		IMIGRANTE	IMIGRANTE	RS	429,60	45,05	R$	18.459,46
IGREJINHA		IGREJINHA	IGREJINHA	RS	1.247,00	127,43	R$	60.899,54
IBIRUBA		IBIRUBA	IBIRUBA	RS	1.004,55	342,99	R$	155.723,76
IBIRAPUITA		IBIRAPUITA	IBIRAPUITA	RS	312,50	45,05	R$	36.625,47
IBIACA		IBIACA	IBIACA	RS	450,00	61,60	R$	25.240,90
IBARAMA		IBARAMA	IBARAMA	RS	360,00	45,05	R$	36.625,47
HUMAITA		HUMAITA	HUMAITA	RS	450,00	84,15	R$	65.266,28
HORIZONTINA		HORIZONTINA	HORIZONTINA	RS	—	851,41	R$	726,60
HARMONIA		HARMONIA	HARMONIA	RS	—	61,49	R$	49.991,13
GUAPORE		GUAPORE	GUAPORE	RS	1.250,00	599,82	R$	540.328,83
GUAIBA - LOGRADOURO		LOGRADOURO	GUAIBA	RS	300,00	—	R$	15.479,86
GLORINHA		GLORINHA	GLORINHA	RS	—	61,16	R$	27.972,48

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	13/56

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1B - IMÓVEIS OI

COMPLETE ADDRESS	ADDRESS - APSIS	NEIGHBORHOOD	CITY	STATE	TOTAL AREA	CONSTRUCTED AREA	FAIR VALUE IN DEZ/14
GIRUA		GIRUA	GIRUA	RS	672,00	54,61	R$	34.674,88
GETULIO VARGAS		GETULIO VARGAS	GETULIO VARGAS	RS	1.000,00	599,82	R$	540.328,85
ARROIO DO TIGRE - COLONINHA		COLONINHA	ARROIO DO TIGRE	RS	300,00	—	R$	15.479,86
GENTIL		GENTIL	GENTIL	RS	642,23	—	R$	99.416,29
FREDERICO WESTPHALEN		FREDERICO WESTPHALEN	FREDERICO WESTPHALEN	RS	—	1.179,33	R$	764.901,91
FORTALEZA DOS VALOS		FORTALEZA DOS VALOS	FORTALEZA DOS VALOS	RS	500,00	52,35	R$	25.088,07
FORMIGUEIRO		FORMIGUEIRO	FORMIGUEIRO	RS	450,00	61,60	R$	52.716,33
ARROIO DO SAL		ARROIO DO SAL	ARROIO DO SAL	RS	386,75	91,82	R$	74.649,29
FAXINALZINHO		FAXINALZINHO	FAXINALZINHO	RS	390,00	24,00	R$	20.123,81
ARROIO DO MEIO		ARROIO DO MEIO	ARROIO DO MEIO	RS	968,00	406,11	R$	215.647,05
FAGUNDES VARELLA		FAGUNDES VARELLA	FAGUNDES VARELLA	RS	325,00	61,60	R$	50.080,56
AGUDO		AGUDO	AGUDO	RS	574,00	84,15	R$	75.803,86
ESTANCIA VELHA		ESTANCIA VELHA	ESTANCIA VELHA	RS	1.355,17	884,08	R$	893.568,52
ESPUMOSO		ESPUMOSO	ESPUMOSO	RS	1.500,00	425,36	R$	383.172,07
ESMERALDA		ESMERALDA	ESMERALDA	RS	560,00	61,60	R$	25.240,90
ERVAL SECO		ERVAL SECO	ERVAL SECO	RS	900,00	81,62	R$	27.867,40
ERNESTINA		ERNESTINA	ERNESTINA	RS	375,00	25,64	R$	17.956,06
EREBANGO		EREBANGO	EREBANGO	RS	—	61,60	R$	25.240,90
ENTRE-IJUIS		ENTRE-IJUIS	ENTRE-IJUIS	RS	—	252,04	R$	108.709,58
ENGENHO VELHO		ENGENHO VELHO	ENGENHO VELHO	RS	300,00	26,25	R$	15.479,86
ARAMBARE		ARAMBARE	ARAMBARE	RS	625,00	89,40	R$	55.966,65
ENCANTADO		ENCANTADO	ENCANTADO	RS	1.673,35	599,82	R$	486.296,73
ELDORADO DO SUL		GUAIBA COUNTRY CLUB	ELDORADO DO SUL	RS	—	61,60	R$	30.988,46
DOUTOR MAURICIO CARDOSO		DOUTOR MAURICIO CARDOSO	DOUTOR MAURICIO CARDOSO	RS	460,08	84,62	R$	34.480,87
DOIS IRMAOS DAS MISSOES		DOIS IRMAOS DAS MISSOES	DOIS IRMAOS DAS MISSOES	RS	600,00	26,25	R$	30.959,71
DOIS IRMAOS		DOIS IRMAOS	DOIS IRMAOS	RS	—	156,24	R$	129.105,89
DEZESSEIS DE NOVEMBRO		DEZESSEIS DE NOVEMBRO	DEZESSEIS DE NOVEMBRO	RS	—	42,40	R$	17.373,60
DERRUBADAS		DERRUBADAS	DERRUBADAS	RS	569,37	—	R$	88.138,44
DAVID CANABARRO		DAVID CANABARRO	DAVID CANABARRO	RS	—	61,60	R$	25.240,90
CRISTAL DO SUL		CRISTAL DO SUL	CRISTAL DO SUL	RS	500,00	—	R$	25.799,76
ANTA GORDA		ANTA GORDA	ANTA GORDA	RS	1.200,00	32,64	R$	37.154,79
CRISTAL		CRISTAL	CRISTAL	RS	462,34	81,22	R$	29.582,36
CRISSIUMAL		CRISSIUMAL	CRISSIUMAL	RS	300,00	101,25	R$	45.969,37
COXILHA		COXILHA	COXILHA	RS	126,00	73,71	R$	46.611,31
COTIPORA		COTIPORA	COTIPORA	RS	396,98	61,60	R$	50.080,56
CORONEL BARROS		CORONEL BARROS	CORONEL BARROS	RS	390,00	26,25	R$	20.123,81
CONSTANTINA		CONSTANTINA	CONSTANTINA	RS	390,00	101,25	R$	86.648,18
CONDOR		CONDOR	CONDOR	RS	450,00	84,15	R$	72.014,27
COLINAS		COLINAS	COLINAS	RS	361,60	44,85	R$	18.377,50
ANDRE DA ROCHA		ANDRE DA ROCHA	ANDRE DA ROCHA	RS	500,00	—	R$	77.399,29
CHUI		CHUI	CHUI	RS	1.907,41	145,00	R$	98.421,45
CHIAPETA		CHIAPETA	CHIAPETA	RS	375,00	84,15	R$	38.311,10
CHARQUEADAS		CHARQUEADAS	CHARQUEADAS	RS	934,60	150,48	R$	79.905,85
CHAPADA		CHAPADA	CHAPADA	RS	390,00	85,50	R$	38.818,57
AMETISTA DO SUL		AMETISTA DO SUL	AMETISTA DO SUL	RS	840,00	26,25	R$	43.343,60
CERRO GRANDE DO SUL		CERRO GRANDE DO SUL	CERRO GRANDE DO SUL	RS	—	61,49	R$	27.994,64
CERRO GRANDE		CERRO GRANDE	CERRO GRANDE	RS	361,87	45,05	R$	18.459,46
CERRO BRANCO		CERRO BRANCO	CERRO BRANCO	RS	—	45,05	R$	18.438,97
CATUIPE		CATUIPE	CATUIPE	RS	450,00	294,60	R$	36.295,47
CASEIROS		CASEIROS	CASEIROS	RS	600,00	61,60	R$	50.080,56

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	14/56

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1B - IMÓVEIS OI

COMPLETE ADDRESS	ADDRESS - APSIS	NEIGHBORHOOD	CITY	STATE	TOTAL AREA	CONSTRUCTED AREA	FAIR VALUE IN DEZ/14
CASCA		CASCA	CASCA	RS	349,18	61,60	R$	26.569,24
CAPIVARI DO SUL		CAPIVARI DO SUL	CAPIVARI DO SUL	RS	484,14	61,60	R$	22.436,26
ALTO ALEGRE		ALTO ALEGRE	ALTO ALEGRE	RS	325,00	45,05	R$	18.459,46
CAPITAO		CAPITAO	CAPITAO	RS	—	45,05	R$	18.459,46
CAPELA SANTANA		CAPELA SANTANA	CAPELA SANTANA	RS	375,00	61,49	R$	26.521,79
ALPESTRE		ALPESTRE	ALPESTRE	RS	300,00	84,15	R$	72.014,27
AGUA SANTA		AGUA SANTA	AGUA SANTA	RS	375,00	—	R$	96.749,11
RUA PRINCIPAL S/N - NOVO PARAISO		CENTRO	SÃO FELIPE DO OESTE	RO	3.600,00	50,59	R$	16.969,23
RUA PRINCESA ISABEL, LOTE 60 QUADRA B10 SETOR 02		CENTRO	NOVA UNIAO	RO	2.400,00	44,00	R$	15.663,91
QUADRA 11, SETOR 04 - NOVA ESPERANÇA		CENTRO	COLORADO DO OESTE	RO	5.400,00	15,00	R$	11.878,46
AVENIDA BRASIL, QUADRA 32 LOTE 02 SETOR 01 - BOA ESPERANÇA		CENTRO	ESPIGAO DO OESTE	RO	600,00	6,00	R$	14.097,52
AVENIDA DOS PIONEIROS, LOTE 16, QUADRA 01 - NOVA CALIFORNIA		CENTRO	PORTO VELHO	RO	800,00	28,24	R$	31.458,35
RUA CHIQUILITO ERSE S/N - MUTUM PARANA		CENTRO	PORTO VELHO	RO	500,00	20,24	R$	7.570,89
RUA DOS IMIGRANTES		CENTRO	MIRANTE DA SERRA	RO	4.800,00	68,02	R$	29.369,83
AVENIDA LEOPOLDO FRITSCHE, QUADRA 08, LOTE 01		CENTRO	MINISTRO ANDREAZZA	RO	4.013,96	97,80	R$	52.213,03
AVENIDA MARECHAL CANDIDO RONDON, QUADRA 21, LOTE 01 SETOR 01		CENTRO	MONTE NEGRO	RO	942,24	131,52	R$	53.518,35
RUA 25 DE AGOSTO S/N - MIGRANTINOPOLIS		CENTRO	NOVO HORIZONTE DO OESTE	RO	2.700,00	50,59	R$	23.495,86
RUA JAMINAUS S/N CENTRO		CENTRO	CRUZEIRO DO SUL	AC	3.000,00	—	R$	19.579,89
AVENIDA TANCREDO NEVES		CENTRO	MACHADINHO DO OESTE	RO	2.585,00	188,50	R$	112.258,01
RUA FAVEIRO		CENTRO	JI PARANA	RO	600,00	161,37	R$	45.686,40
RUA VILAGRAN CABRITA, 1276		CENTRO	JI PARANA	RO	2.342,35	1.798,59	R$	978.994,26
RUA PRINCIPAL S/N- JARDINOPOLIS		CENTRO	CASTANHEIRAS	RO	2.500,00	30,00	R$	16.708,17
RUA JUSCELINO KUBISTCHEK, 979		CENTRO	JARU	RO	2.048,61	233,50	R$	208.852,11
RUA RAIMUNDA BATISTA S/N - JACY PARANA		CENTRO	PORTO VELHO	RO	600,00	50,59	R$	33.938,47
AVENIDA XV DE NOVEMBRO,2204		CENTRO	GUAJARA MIRIM	RO	3.345,00	438,16	R$	261.065,14
AVENIDA PEDRAS BRANCAS		CENTRO	GOVERNADOR JORGE TEIXEIRA	RO	600,00	50,59	R$	41.770,42
RUA AYRTON SENNA		CENTRO	ITAPUA DO OESTE	RO	6.846,00	125,98	R$	56.129,00
RUA PRINCIPAL S/N - IZIDOLANDIA		CENTRO	ALTA FLORESTA DO OESTE	RO	2.500,00	30,00	R$	9.789,94
RUA PRINCIPAL S/N - VILA MAURICIO MAPPES		CENTRO	CRUZEIRO DO SUL	AC	40.000,00	—	R$	26.106,51
AVENIDA COSTA MARQUES S/N - FORTE PRINCIPE DA BEIRA		CENTRO	COSTA MARQUES	RO	15,00	5,00	R$	20.624,15
RUA PRINCIPAL S/N - FLOR DA SERRA		CENTRO	ALTO ALEGRE DOS PARECIS	RO	2.500,00	30,00	R$	14.358,58
RUA PRINCIPAL S/N - FORTALEZA DO ABUNA		CENTRO	PORTO VELHO	RO	2.500,00	20,00	R$	2.610,65
RUA PLACIDO DE CASTRO S/N - VILA EXTREMA		CENTRO	PORTO VELHO	RO	8.508,32	87,49	R$	32.633,14
RUA TANCREDO NEVES S/N - ESTRELA DE RONDONIA		CENTRO	PRESIDENTE MEDICI	RO	4.105,30	30,00	R$	33.285,80
RUA BAHIA		CENTRO	ESPIGAO DO OESTE	RO	1.855,47	200,89	R$	91.372,80
AVENIDA GUARANI		CENTRO	CABIXI	RO	4.575,00	141,74	R$	86.151,49
RUA PRINCIPAL S/N - CORGÃO		CENTRO	CHUPINGUAIA	RO	2.500,00	30,00	R$	32.633,14
RUA CONDOR		CENTRO	CUJUBIM	RO	4.800,00	92,77	R$	36.549,12
RUA PRINCIPAL S/N- COLINA VERDE		CENTRO	GOVERNADOR JORGE TEIXEIRA	RO	5.475,00	35,00	R$	27.411,84
RUA BENJAMIN CONSTANT S/N CENTRO		CENTRO	CRUZEIRO DO SUL	AC	1.500,00	339,48	R$	107.036,71
RUA OLAVO PIRES, 1877		CENTRO	CORUMBIARA	RO	4.800,00	169,62	R$	40.465,10
AVENIDA TAPAJOS		CENTRO	COLORADO DO OESTE	RO	8.872,45	189,34	R$	163.165,71
AVENIDA PRIMAVERA		CENTRO	CHUPINGUAIA	RO	383,70	—	R$	3.263,31
AVENIDA TANCREDO NEVES, 2514		CENTRO	CHUPINGUAIA	RO	910,31	50,59	R$	58.739,66
AVENIDA DOS ESTADOS		CENTRO	CEREJEIRAS	RO	3.554,60	244,70	R$	110.952,68
AVENIDA CHIANCA		CENTRO	COSTA MARQUES	RO	10.180,45	223,50	R$	147.501,80
AVENIDA AIRTON SENNA S/N - SÃO DOMINGOS		CENTRO	COSTA MARQUES	RO	2.000,00	23,00	R$	35.113,26

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	15/56

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1B - IMÓVEIS OI

COMPLETE ADDRESS	ADDRESS - APSIS	NEIGHBORHOOD	CITY	STATE	TOTAL AREA	CONSTRUCTED AREA	FAIR VALUE IN DEZ/14
RUA 02 S/N - CANELINHA		CENTRO	ESPIGAO DO OESTE	RO	2.700,00	30,00	R$	19.579,89
AVENIDA 15 DE OUTUBRO		CENTRO	CAMPO NOVO DE RONDONIA	RO	5.862,24	39,00	R$	42.423,08
AVENIDA PINHEIROS		CENTRO	CASTANHEIRAS	RO	3.593,96	127,37	R$	33.938,47
RUA JOAO TESSINARI S/N CENTRO		CENTRO	CAPIXABA	AC	4.900,00	60,27	R$	30.675,15
RUA SÃO PAULO, S/N - CALAMA		CENTRO	PORTO VELHO	RO	600,00	37,43	R$	15.011,25
RUA ULISSES GUIMARAES		CENTRO	CANDEIAS DO JAMARI	RO	5.760,00	108,25	R$	45.686,40
RUA ARARAS		CENTRO	CACAULANDIA	RO	551,19	22,50	R$	43.075,75
AVENIDA SÃO PAULO 2687		CENTRO	CACOAL	RO	1.456,56	742,31	R$	339.384,68
AVENIDA PORTO VELHO LOTE 01, QUADRA 20, SETOR 02		CENTRO	BURITIS	RO	2.374,69	47,00	R$	137.059,20
RUA PRINCIPAL - BOM JESUS		CENTRO	JARU	RO	2.500,00	30,00	R$	22.190,54
RUA PRINCIPAL - BOM SUCESSO		CENTRO	SERINGUEIRAS	RO	2.500,00	35,00	R$	5.221,30
RUA PRINCIPAL		CENTRO	BOM PRINCIPIO	RO	2.500,00	—	R$	6.265,56
RUA 10 S/N - BOA ESPERANÇA		CENTRO	ESPIGAO DO OESTE	RO	5.475,00	52,90	R$	16.316,57
RUA JOSE MACIEL S/N CENTRO		CENTRO	BUJARI	AC	3.573,00	117,19	R$	99.204,75
LOTE 45-A, GLEBA 22 SETOR RIBEIRAO GRANDE - BOA VISTA PACARANA		CENTRO	ESPIGAO DO OESTE	RO	5.600,00	—	R$	19.579,89
AVENIDA JOSE JAVANINI S/N - VILA BANDEIRA BRANCA		CENTRO	PRESIDENTE MEDICI	RO	2.500,00	30,00	R$	12.400,59
AVENIDA GETULIO VARGAS, 3445		CENTRO	ALTO ALEGRE DOS PARECIS	RO	450,00	50,59	R$	74.403,56
AVENIDA AFONSO PENA, S/N		CENTRO	ALTO ALEGRE DOS PARECIS	RO	4.500,00	30,00	R$	35.243,79
RUA EÇA DE QUEIROZ		CENTRO	ALVORADA DO OESTE	RO	3.000,00	187,10	R$	130.532,57
RUA PRINCIPAL		CENTRO	ALTO GUARAJUS	RO	2.500,00	50,59	R$	9.789,94
RUA SANTA CATARINA S/N		CENTRO	ALTA FLORESTA DO OESTE	RO	3.059,83	187,10	R$	306.751,53
RUA MARIO L BARBOSA, 3259		CENTRO	ALTO PARAISO	RO	3.120,00	54,38	R$	44.381,07
QUADRA 14, SETOR 02		CENTRO	VALE DO ANARI	RO	3.200,00	50,59	R$	44.381,07
AVENIDA TANCREDO NEVES, 1830		SETOR INSTITUCIONAL	ARIQUEMES	RO	4.507,00	756,61	R$	556.068,74
RUA ODILON PRATAGI S/N CENTRO		CENTRO	BRASILEIA	AC	666,00	176,90	R$	60.044,98
RUA PRINCIPAL - ARARAS		CENTRO	NOVA MAMORE	RO	3.294,00	20,21	R$	6.265,56
RUA BARAO DO RIO BRANCO, S/N - ABUNA		CENTRO	PORTO VELHO	RO	10.000,00	223,50	R$	127.921,92
RUA DOM LUIZ S/N CENTRO		CENTRO	PORTO WALTER	AC	15.150,00	—	R$	50.907,70
RUA 04, LT 412 C/ RUA 08		CENTRO	MARECHAL THAUMATURGO	AC	600,00	—	R$	52.213,03
RODOVIA BR- 317 - FAZENDO PONTEIO		CENTRO	XAPURI	AC	3.313,50	30,00	R$	14.619,65
RUA 24 DE JANEIRO S/N CENTRO		CENTRO	XAPURI	AC	1.500,00	116,62	R$	70.487,59
RUA PRINCIPAL S/N - FAZENDA NOVA PROMISSAO		CENTRO	XAPURI	AC	1.455,00	30,00	R$	14.097,52
RUA PRINCIPAL S/N - VILA MIRITIZAL		CENTRO	CRUZEIRO DO SUL	AC	100,00	—	R$	6.918,23
RUA PRINCIPAL S/N - COLONIA SANTA ROSA		CENTRO	CRUZEIRO DO SUL	AC	600,00	—	R$	7.831,95
RUA KAXINAWA S/N - VILA CAMPINAS		CENTRO	PLACIDO DE CASTRO	AC	597,00	50,00	R$	6.918,23
AVENIDA GETULIO VARGAS S/N CENTRO		CENTRO	ASSIS BRASIL	AC	930,00	60,27	R$	80.930,19
AVENIDA ANTONIO FROTA S/N CENTRO		CENTRO	TARAUACA	AC	1.600,00	233,98	R$	99.204,75
AVENIDA BRASIL, 1156 CENTRO		CENTRO	SENA MADUREIRA	AC	27.221,00	187,88	R$	109.647,36
RUA DOM JULIO MATTIOLI S/N CENTRO		CENTRO	SENA MADUREIRA	AC	2.500,00	—	R$	18.927,22
RUA TRIUNFO, 127 CENTRO		CENTRO	SENADOR GUIOMARD	AC	6.978,66	133,20	R$	92.678,12
RUA PRINCIPAL S/N CENTRO		CENTRO	SANTA ROSA DO PURUS	AC	450,00	—	R$	6.135,03
RUA DUQUE DE CAXIAS S/N CENTRO		CENTRO	RODRIGUES ALVES	AC	6.000,00	59,50	R$	10.834,20
ESTRADA APOLONIO SALES - PLACAS		PLACAS	RIO BRANCO	AC	2.460,00	321,17	R$	210.157,43
ESTRADA CALAFATES - FLORESTA		FLORESTA	RIO BRANCO	AC	800,00	122,78	R$	144.891,15
RODOVIA AC-40 - CORRENTE		CORRENTE	RIO BRANCO	AC	4.000,00	288,00	R$	125.311,26
AVENIDA NAÇOES UNIDAS, 3756- TANGARA		TANGARA	RIO BRANCO	AC	1.901,58	294,70	R$	138.364,52
RUA TERESA DE JESUS PINTO S/N CENTRO		CENTRO	ACRELANDIA	AC	3.313,50	20,00	R$	28.064,50
RUA 05, DISTRITO INDUSTRIAL		DISTRITO INDUSTRIAL	RIO BRANCO	AC	4.623,84	319,33	R$	234.958,62
AVENIDA BRASIL, 378 - CENTRO		CENTRO	RIO BRANCO	AC	2.586,75	3.046,00	R$	2.989.195,80

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	16/56

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1B - IMÓVEIS OI

COMPLETE ADDRESS	ADDRESS - APSIS	NEIGHBORHOOD	CITY	STATE	TOTAL AREA	CONSTRUCTED AREA	FAIR VALUE IN DEZ/14
RUA JUVENAL ANTUNES S/N CENTRO		CENTRO	PLACIDO DE CASTRO	AC	10.000,00	160,94	R$	80.930,19
RUA AYRTON SENNA S/N - UNIÃO BANDEIRANTES		CENTRO	PORTO VELHO	RO	100,00	—	R$	13.053,26
RUA PRINCIPAL S/N - TRIUNFO		CENTRO	CANDEIAS DO JAMARI	RO	900,00	—	R$	12.139,53
RODOVIA AC-10, KM 02, RAMAL PROJETO V		CENTRO	PORTO ACRE	AC	2.500,00	88,90	R$	39.159,77
AVENIDA OLAVO PIRES, LOTE 02 - 5º BEC		CENTRO	MACHADINHO DO OESTE	RO	2.500,00	16,00	R$	43.075,75
LOTES 31 E 48, GLEBA 02, SETOR MUQUI - REP MUQUI		AREA RURAL	PRESIDENTE MEDICI	RO	300.000,00	—	R$	45.686,40
RO-429, LINHA 106, A 11º31’5O” DE LATITUDE E 62º29’44” DE LOGITUDE-MORRO DA ONÇA		AREA RURAL	ALVORADA DO OESTE	RO	10.000,00	—	R$	33.938,47
AVENIDA SÃO PAULO		CENTRO	SÃO MIGUEL DO GUAPORE	RO	2.188,00	136,42	R$	73.098,24
AVENIDA JUSCELINO KUBSTCHEK DE OLIVEIRA S/N - VITORIA DA UNIAO		CENTRO	CORUMBIARA	RO	4.800,00	20,00	R$	21.929,47
AVENIDA CELSO MAZUTTI		CENTRO	VILHENA	RO	4.347,00	716,75	R$	378.544,45
AVENIDA PARAISO S/N - VISTA ALEGRE DO ABUNA		CENTRO	PORTO VELHO	RO	2.500,00	25,00	R$	16.969,23
RUA PRINCIPAL S/N - SANTANA DO GUAPORE		CENTRO	ALVORADA DO OESTE	RO	900,00	30,00	R$	9.137,28
RUA PRINCIPAL		CENTRO	VALE DO PARAISO	RO	2.464,00	50,59	R$	11.095,27
RUA JORGE TEIXEIRA DE OLIVEIRA		CENTRO	URUPA	RO	2.476,32	69,22	R$	43.075,75
RUA JOAQUIM GENEROSO DE OLIVEIRA S/N CENTRO		CENTRO	MANCIO LIMA	AC	2.500,00	76,00	R$	75.708,89
AVENIDA 7 DE SETEMBRO S/N - URUCUMACUA		CENTRO	PIMENTA BUENO	RO	1.800,00	—	R$	20.885,21
AVENIDA 14 DE JULHO S/N - UNIÃO BANDEIRANTES		CENTRO	PORTO VELHO	RO	8.000,00	30,00	R$	6.526,63
RUA PRINCIPAL S/N - TERRA BOA		CENTRO	ALVORADA DO OESTE	RO	2.500,00	35,00	R$	7.831,95
AVENIDA GETULIO VARGAS, 2385		CENTRO	THEOBROMA	RO	4.320,00	50,59	R$	62.655,63
RUA PRINCIPAL S/N - TANCREDOPOLIS		CENTRO	ALVORADA DO OESTE	RO	2.000,00	30,00	R$	10.442,61
RUA GENIVALDO SOUZA QUADRA 15 LOTE 05 SETOR 01		CENTRO	TEIXEIROPOLIS	RO	1.710,00	50,59	R$	24.148,53
AVENIDA FRANCISCO VIEIRA - TARILANDIA		CENTRO	JARU	RO	600,00	49,44	R$	15.663,91
RUA PRINCIPAL S/N - TABAJARA		CENTRO	ARIQUEMES	RO	600,00	20,00	R$	7.831,95
RUA DAS COMUNICOES S/N		CENTRO	SÃO FRANCISCO DO GUAPORE	RO	3.600,00	70,00	R$	49.602,38
RUA SÃO PAULO, S/N		CENTRO	SERINGUEIRAS	RO	2.422,00	97,00	R$	44.381,07
RUA FRANCISCO MILTON DA SILVA S/N CENTRO		CENTRO	MARECHAL THAUMATURGO	AC	2.700,00	16,00	R$	16.969,23
RUA AIRTON SENA SETOR 04 - SÃO DOMINGOS		CENTRO	COSTA MARQUES	RO	2.000,00	23,00	R$	34.591,13
RUA ALVARO COSTA S/N - SÃO CARLOS		CENTRO	PORTO VELHO	RO	2.500,00	49,44	R$	16.969,23
AVENIDA TANCREDO NEVES S/N - SÃO FELIPE DO OESTE		CENTRO	PIMENTA BUENO	RO	3.600,00	50,59	R$	26.759,18
RUA PRINCIPAL S/N - SÃO LOURENÇO		CENTRO	VILHENA	RO	1.000,00	20,00	R$	15.402,84
RUA PRINCIPAL S/N - SANTA CRUZ DA SERRA		CENTRO	JARU	RO	900,00	30,00	R$	8.484,62
AVENIDA BRASIL S/N		CENTRO	SANTA LUZIA DO OESTE	RO	3.770,00	115,29	R$	84.846,17
AVENIDA JORGE MARCELINO LINHA 204 LOTE 20 GLEBA 29 - RONDOMINAS		CENTRO	OURO PRETO DO OESTE	RO	1.600,00	32,35	R$	32.763,67
AVENIDA NORTE SUL 5557		CENTRO	ROLIM DE MOURA	RO	2.150,00	420,48	R$	156.639,08
RUA CEREJEIRA LOTE 15 QUADRA 15 SETOR 03		CENTRO	RIO CRESPO	RO	6.975,00	42,00	R$	17.621,90
RUA PRINCIPAL S/N - RIO BRANCO		CENTRO	CAMPO NOVO DE RONDONIA	RO	6.800,00	30,00	R$	15.663,91
TRAVESSA 01 S/N CENTRO		CENTRO	MANUEL URBANO	AC	3.713,00	60,35	R$	18.274,56
AVENIDA CARLOS GOMES S/N - QUERENCIA DO NORTE		CENTRO	PRIMAVERA DE RONDONIA	RO	1.800,00	35,00	R$	22.843,20
AVENIDA LAURO SODRE		COSTA E SILVA	PORTO VELHO	RO	540,00	—	R$	58.739,66
RUA ULISSES GUIMARAES LOTE 02		MARCOS FREIRE	PORTO VELHO	RO	540,00	—	R$	3.915,98
RUA ULISSES GUIMARAES LOTE 01		MARCOS FREIRE	PORTO VELHO	RO	388,80	—	R$	3.915,98
RUA DANIELA		UNIAO DA VITORIA	PORTO VELHO	RO	617,88	156,60	R$	140.975,17
AVENIDA RIO MADEIRA 2015		RIO MADEIRA	PORTO VELHO	RO	2.091,00	947,15	R$	439.894,75
RUA JOSE AMADOR DOS REIS 3170		JK	PORTO VELHO	RO	1.600,00	433,51	R$	254.538,51
RUA DOM PEDRO II 1213		CENTRO	PORTO VELHO	RO	1.800,00	1.910,00	R$	1.191.762,34
RUA ANGICO S/N		CALADINHO	PORTO VELHO	RO	2.285,00	518,26	R$	326.331,42
PRAÇA NOSSA SENHORA DA PENHA S/N CENTRO		CENTRO	MANUEL URBANO	AC	154,00	30,00	R$	75.708,89

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	17/56

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1B - IMÓVEIS OI

COMPLETE ADDRESS	ADDRESS - APSIS	NEIGHBORHOOD	CITY	STATE	TOTAL AREA	CONSTRUCTED AREA	FAIR VALUE IN DEZ/14
RUA ROLIM DE MOURA 3062		CENTRO	PIMENTA BUENO	RO	1.670,00	296,20	R$	147.501,80
RUA PRINCIPAL S/N - PLANALTO SÃO LUIZ		CENTRO	CABIXI	RO	2.500,00	30,00	R$	10.834,20
RUA SÃO PAULO, S/N		CENTRO	PIMENTEIRAS DO OESTE	RO	3.600,00	50,59	R$	39.159,77
RUA PRINCIPAL S/N - PERIQUITOS		CENTRO	NOVA MAMORE	RO	2.500,00	—	R$	3.263,31
AVENIDA JI PARANA 1722		CENTRO	PRESIDENTE MEDICI	RO	4.009,25	405,20	R$	139.669,85
AVENIDA EFRAIN GOULART DE BARROS 3753		CENTRO	PRIMAVERA DE RONDONIA	RO	678,00	50,59	R$	22.843,20
AVENIDA CARLOS GOMES S/N		CENTRO	PARECIS	RO	4.900,00	50,59	R$	35.243,79
RUA PRINCIPAL, LINHA 20 - PALMEIRAS		CENTRO	NOVA MAMORE	RO	600,00	49,00	R$	35.896,46
RUA PRINCIPAL S/N - ORIENTE NOVO		CENTRO	JAMARI	RO	1.100,00	25,00	R$	2.088,52
AV SÃO PAULO, 1148		CENTRO	OURO PRETO DO OESTE	RO	3.015,72	587,90	R$	228.431,99
RUA CARLOS GONÇALVES DE FARIAS S/N CENTRO		CENTRO	JORDAO	AC	450,00	—	R$	79.624,87
RUA PRINCIPAL QUADRA 20 SETOR 02 - NOVO RIACHUELO		CENTRO	PRESIDENTE MEDICI	RO	4.050,00	—	R$	1.566,39
RUA PRINCIPAL QUADRA 11 - NOVO PARAISO		CENTRO	SÃO FELIPE DO OESTE	RO	750,00	42,00	R$	16.969,23
AVENIDA CARLOS GOMES 4727		CENTRO	NOVO HORIZONTE DO OESTE	RO	2.040,00	161,74	R$	82.235,52
RUA PRINCIPAL S/N - NOVO PLANO		CENTRO	CHUPINGUAIA	RO	1.600,00	—	R$	1.957,99
RUA PRINCIPAL S/N - NOVO COLORADO		CENTRO	COLORADO DO OESTE	RO	2.500,00	30,00	R$	11.095,27
AVENIDA LUIZ DE FRAÇA TORRES		CENTRO	NOVA MAMORE	RO	2.491,00	160,40	R$	88.762,15
RUA PRINCIPAL S/N - NOVA COLINA		CENTRO	JI PARANA	RO	5.400,00	68,97	R$	35.896,46
AVENIDA TANCREDO NEVES S/N - NOVA ESTRELA		CENTRO	ROLIM DE MOURA	RO	3.680,00	67,77	R$	39.159,77
RUA V 3 S/N - NOVA LONDRINA		CENTRO	JI PARANA	RO	5.400,00	69,22	R$	27.542,37
RUA UIRAPURU S/N SETOR 13		CENTRO	NOVA BRASILANDIA DO OESTE	RO	2.460,00	186,50	R$	44.381,07
RUA PRESIDENTE KENNEDY S/N CENTRO		CENTRO	FEIJO	AC	3.733,92	232,70	R$	79.624,87
RUA JOSE DE DEUS S/N CENTRO		CENTRO	ACRELANDIA	AC	5.584,00	59,50	R$	58.739,66
RUA SAO CRISTOVAO		RONDINHA	CAMPO LARGO	PR	595,00	142,50	R$	258.600,25
RUA PRESIDENTE KENNEDY, 170			CAMPO LARGO	PR	2.400,00	1.334,83	R$	1.925.316,08
RUA PEDRO SUREK			CAMPO LARGO	PR	1.260,00	71,84	R$	180.894,79
RUA ANTONIO BASSO		BATEIAS	CAMPO LARGO	PR	1.412,05	71,84	R$	176.356,17
RUA MARIA CLARA TESSEROLI, 270		CENTRO	CAMPO DO TENENTE	PR	1.492,50	71,84	R$	153.434,00
RUA CORONEL MONTEIRO, 799		CENTRO	CAMPINA GRANDE DO SUL	PR	1.200,00	232,91	R$	338.525,92
AVENIDA JOAO FERREIRA NEVES			CAMPINA DO SIMAO	PR	600,00	11,88	R$	35.141,59
AVENIDA JUSCELINO KUBITSCHEK DE OLIVEIRA, 766			CAMPINA DA LAGOA	PR	840,00	111,88	R$	162.725,24
RUA ARGENTINA, 80			CAMBIRA	PR	600,00	106,32	R$	136.489,12
AVENIDA BRASIL, 615			ALTO PIQUIRI	PR	1.200,00	105,59	R$	190.644,54
RUA FRANCA, 425			CAMBE	PR	544,00	418,62	R$	475.546,32
RUA DOUTOR GABRIEL FRECEIRO DE MIRANDA, 1231			CAMBE	PR	2.918,15	860,55	R$	1.298.996,31
AVENIDA BRASIL, 562			CAMBARA	PR	1.188,00	309,05	R$	484.510,72
RUA MENOTTI BOLINELLI, 310			CALIFORNIA	PR	414,00	106,00	R$	129.460,71
RUA ESPIRITO SANTO			CAFEZAL DO SUL	PR	1.125,00	—	R$	44.054,74
RUA XV DE NOVEMBRO, 15110			CAFELANDIA	PR	600,00	—	R$	11.747,93
RUA GOVERNADOR MOISES LUPION, 1023			CAFELANDIA	PR	750,00	141,54	R$	164.358,01
RUA BOLIVIA			BRASILANDIA DO SUL	PR	1.095,00	—	R$	57.173,26
RUA CRISTOVAO COLOMBO, 290			XAMBRE	PR	750,00	116,78	R$	130.400,72
AVENIDA CURITIBA, 35			WENCESLAU BRAS	PR	1.140,00	620,07	R$	884.735,93
RUA DANTE TESSER, 183			VITORINO	PR	1.200,00	144,72	R$	148.146,01
RUA CAMPO GRANDE			VERE	PR	1.800,00	42,08	R$	45.570,39
NUCLEO FRANCISCO BELTRAO		COLONIA DAS MISSOES	VERE	PR	900,00	—	R$	5.873,97
AVENIDA IGUAÇU			VERE	PR	1.000,00	106,32	R$	143.015,76
RUA BRASILIA			BRAGANEY	PR	1.400,00	42,00	R$	102.409,35
AVENIDA GETULIO VARGAS			VERE	PR	1.200,00	189,50	R$	228.299,18
RUA LISBOA, 201			VERA CRUZ DO OESTE	PR	1.326,00	111,88	R$	128.382,13

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	18/56

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1B - IMÓVEIS OI

COMPLETE ADDRESS	ADDRESS - APSIS	NEIGHBORHOOD	CITY	STATE	TOTAL AREA	CONSTRUCTED AREA	FAIR VALUE IN DEZ/14
AVENIDA ANACLETO BUENO DE CAMARGO, 380			VENTANIA	PR	967,70	12,65	R$	84.020,58
RUA KOTARO ITIMURA, 870			URAI	PR	1.211,00	141,53	R$	176.984,42
RUA ORQUIDEA			UNIFLOR	PR	1.200,00	42,08	R$	57.318,33
RUA PRUDENTE DE MORAES, 25			UNIÃO DA VITORIA	PR	2.343,91	3.332,60	R$	4.413.620,85
RUA PROFESSORA AMAZILIA, 25			UNIÃO DA VITORIA	PR	396,00	—	R$	62.029,08
RUA OSMAR ROMULO CARADINO, 459			UNIÃO DA VITORIA	PR	684,00	122,78	R$	183.824,90
COLONIA ANTONIO CÂNDIDO		MORRO DO SOFRIMENTO	UNIÃO DA VITORIA	PR	3.580,00	—	R$	14.019,20
RUA RIO DE JANEIRO, 571			BORRAZOPOLIS	PR	1.364,00	247,63	R$	280.103,82
RUA JOSE DE ANCHIETA, 1554			ALTO PARANA	PR	1.350,00	147,90	R$	214.691,80
RUA SETE DE SETEMBRO, 936			UMUARAMA	PR	2.285,25	106,32	R$	115.227,34
RUA GUAIRA, 1214			UMUARAMA	PR	382,50	142,50	R$	250.278,81
RUA BRASILIA			UMUARAMA	PR	1.404,00	12,65	R$	54.047,69
AVENIDA MARINGA, 4230			UMUARAMA	PR	1.600,00	572,98	R$	775.150,17
AVENIDA BRASIL, 831			UMUARAMA	PR	1.200,00	144,72	R$	445.760,35
AVENIDA BRASIL, 4188			UMUARAMA	PR	1.261,10	2.978,98	R$	3.974.462,14
AVENIDA ARACAJU			UMUARAMA	PR	1.036,40	122,78	R$	274.738,23
RUA HERCULINO OCTAVIANO, 596			UBIRATA	PR	1.350,00	147,90	R$	205.880,86
ESTRADA VICINAL			BOM SUCESSO DO SUL	PR	525,00	42,08	R$	53.598,13
RUA GOIAS			UBIRATA	PR	900,00	42,08	R$	59.733,18
RUA MOACIR JULIO SILVESTRE			TURVO	PR	2.500,00	71,84	R$	170.191,12
FAXINAL DOS RODRIGUES			TURVO	PR	1.575,00	228,00	R$	229.278,73
AVENIDA RIO DE JANEIRO, 580			TUNEIRAS DO OESTE	PR	500,00	—	R$	16.316,57
RUA AVELINO JOAO CASTANHARA, 70			TUNAS DO PARANA	PR	600,00	—	R$	17.230,30
AVENIDA SA PAULO, 145			TRES BARRAS DO PARANA	PR	1.600,00	106,32	R$	170.427,60
RUA XAVIER DA SILVA			TOMAZINA	PR	564,60	42,08	R$	104.850,45
FAZENDA JABOTICABAL DA BARRA GRANDE			TOMAZINA	PR	5.674,69	200,83	R$	191.254,73
AVENIDA PADRE IVO ZOLETT			BOM SUCESSO DO SUL	PR	2.943,00	42,08	R$	134.560,96
RUA FORTALEZA			TOLEDO	PR	1.200,00	71,84	R$	97.092,88
RUA ERECHIM, 193			TOLEDO	PR	750,00	122,78	R$	210.296,91
RUA CERRO LARGO			TOLEDO	PR	1.600,00	12,65	R$	29.115,97
RUA BORGES DE MEDEIROS			TOLEDO	PR	800,00	122,78	R$	321.249,59
RUA BENTO MUNHOZ, 130			TOLEDO	PR	2.000,00	908,47	R$	1.491.336,70
AVENIDA RIO PARDO, 830			TOLEDO	PR	800,00	62,53	R$	182.553,61
AVENIDA PRESIDENTE COSTA E SILVA			TOLEDO	PR	800,00	10,21	R$	90.184,01
RUA MANOEL ALVES DE OLIVEIRA, 2053			TIJUCAS DO SUL	PR	1.000,00	42,08	R$	90.734,66
RUA CORONEL TELEMACO BORBA, 1567			TIBAGI	PR	999,30	144,72	R$	249.879,17
MORRO CARVALHO			TIBAGI	PR	375.181,64	—	R$	489.734,23
RUA PEDRO SINCERO DOS REIS, 12			BOM SUCESSO	PR	637,50	50,13	R$	70.855,26
CARVALHO			TIBAGI	PR	621.181,64	60,00	R$	460.348,45
BR 376			TIBAGI	PR	1.578,93	58,25	R$	69.812,41
AVENIDA SAO JOAO			TIBAGI	PR	600,00	11,88	R$	165.074,84
RUA PARIGOT DE SOUZA, 57			TERRA ROXA	PR	1.139,15	111,88	R$	161.897,68
RUA JOSE BONIFACIO, 121			TERRA ROXA	PR	1.200,00	111,88	R$	110.251,16
RUA 10			TERRA ROXA	PR	1.035,00	12,65	R$	21.740,88
AVENIDA EUCLIDES DA CUNHA, 670			TERRA RICA	PR	1.350,00	111,88	R$	190.528,69
AVENIDA BRASIL			TERRA RICA	PR	1.050,00	—	R$	34.264,80
RUA ARARUNA			TERRA BOA	PR	1.269,24	12,65	R$	33.082,33
AVENIDA IPIRANGA			BOM JESUS DO SUL	PR	369,71	32,35	R$	58.569,92
AVENIDA BRASIL, 911			TERRA BOA	PR	1.258,00	111,88	R$	200.945,19
RUA ANGELO DAL COL JUNIOR, 296			TELEMACO BORBA	PR	2.161,35	1.452,96	R$	1.775.799,95

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	19/56

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1B - IMÓVEIS OI

COMPLETE ADDRESS	ADDRESS - APSIS	NEIGHBORHOOD	CITY	STATE	TOTAL AREA	CONSTRUCTED AREA	FAIR VALUE IN DEZ/14
VILA GUARAUNA			TEIXEIRA SOARES	PR	400,00	—	R$	5.221,30
PREFEITO VENDOLINO NEVES			TEIXEIRA SOARES	PR	1.200,00	42,08	R$	226.488,53
RUA RIO NEGRO			TAPIRA	PR	1.350,00	42,08	R$	56.143,53
RUA TANCREDO NEVES, 353			TAPEJARA	PR	1.125,00	206,82	R$	211.358,26
RUA JOAO INACIO THOMAS, 680			SULINA	PR	1.250,00	42,08	R$	79.313,06
RUA NOSSA SENHORA DE FÁTIMA, 508			SIQUEIRA CAMPOS	PR	1.350,00	147,90	R$	205.880,86
AVENIDA SEIS DE JUNHO, 1000			SERTANOPOLIS	PR	1.350,00	183,92	R$	221.233,04
RUA LAURO OSÓRIO,107			BOCAIUVA DO SUL	PR	1.365,00	111,88	R$	200.416,52
RUA MACHADO DE ASSIS, 958			SERTANEJA	PR	1.395,00	144,72	R$	214.423,92
ESTRADA PRINCIPAL			SERRANOPOLIS DO IGUAÇU	PR	1.044,00	15,80	R$	23.907,91
AVENIDA PARANA			SERRANOPOLIS DO IGUAÇU	PR	600,00	71,84	R$	90.827,31
RUA SETE DE SETEMBRO, 22			SENGES	PR	1.314,47	144,72	R$	218.276,68
RODOVIA SENGES/ITARARE			SENGES	PR	2.675,00	—	R$	17.458,73
CHOPINZINHO			SAUDADE DO IGUAÇU	PR	990,00	42,08	R$	70.828,45
AVENIDA IGUAÇU, 760			SAUDADE DO IGUAÇU	PR	750,00	42,08	R$	77.681,41
RUA GUIAPO, 666			SARANDI	PR	1.696,25	412,19	R$	488.042,30
RUA PRIMAVERA, 151			SAPOPEMA	PR	660,00	—	R$	38.768,17
RUA PREFEITO SALVADOR SANCHES, 436			SAO TOME	PR	600,00	100,95	R$	127.657,26
PEDRA BRANCA			BOCAIUVA DO SUL	PR	1.200,00	15,80	R$	57.272,03
RUA GUADALAJARA, 646			SAO SEBASTIAO DA AMOREIRA	PR	900,00	106,32	R$	138.447,12
MARGEM DO RIO PARANÁ			SAO PEDRO DO PARANA	PR	1.829,00	10,21	R$	18.580,37
AVENIDA SÃO PAULO, 363			SAO PEDRO DO PARANA	PR	910,00	14,99	R$	84.993,20
RUA PEDRO PAULO SOBRINHO, 101			SAO PEDRO DO IVAI	PR	1.200,00	106,32	R$	269.632,35
RUA RIO DE JANEIRO			SAO PEDRO DO IGUAÇU	PR	1.200,00	71,84	R$	206.740,23
RUA FARROUPILHA, 553			SAO MIGUEL DO IGUAÇU	PR	1.600,00	127,77	R$	843.370,70
RUA CANABARRO			SAO MIGUEL DO IGUAÇU	PR	600,00	42,08	R$	116.841,18
GLEBA NUMERO 16			SAO MIGUEL DO IGUAÇU	PR	1.772,50	251,76	R$	237.411,73
BR 277			SAO MIGUEL DO IGUAÇU	PR	3.245,00	197,12	R$	307.524,59
PROLONGAMENTO TRAVESSA NUMERO 9		MORRO BOA VISTA	BOA VISTA DA APARECIDA	PR	2.000,00	151,74	R$	182.963,28
AVENIDA PARANA			SAO MIGUEL DO IGUAÇU	PR	600,00	10,21	R$	14.475,12
AVENIDA GOVERNADOR BENTO MUNHOZ DA ROCHA NETO, 565			SAO MIGUEL DO IGUAÇU	PR	500,00	42,80	R$	58.101,52
AGRO-VILA SANTA ROSA			SAO MIGUEL DO IGUAÇU	PR	600,40	10,21	R$	14.480,34
RUA TENENTE MAX WOLFF FILHO, 280			SAO MATEUS DO SUL	PR	1.230,00	—	R$	144.499,55
ESTRADA GERAL DE FLUVIOPOLIS			SAO MATEUS DO SUL	PR	1.510,00	42,08	R$	432.729,99
AVENIDA RONDON			SAO MANOEL DO PARANA	PR	1.132,50	10,21	R$	65.774,42
RUA VISCONDE DO RIO BRANCO, 1839			SAO JOSE DOS PINHAIS	PR	2.439,50	1.403,38	R$	2.237.792,76
RUA ROSILDO ROCCO			SAO JOSE DOS PINHAIS	PR	792,00	122,78	R$	153.750,20
RUA PEDRO AIRES DA ROCHA, 322			SAO JOSE DOS PINHAIS	PR	780,00	122,78	R$	163.305,18
RUA MARGARIDA PIANARO MORO		JARDIM SANTOS DUMONT	SAO JOSE DOS PINHAIS	PR	420,00	142,50	R$	157.861,75
RUA ANTONIO BIANCHETTI		JARDIM INDEPENDECIA	SAO JOSE DOS PINHAIS	PR	1.500,00	373,71	R$	459.587,63
ESTRADA DOUTOR MURICY			SAO JOSE DOS PINHAIS	PR	1.500,00	42,08	R$	58.101,52
DISTRITO INDUSTRIAL DA RENAUT			SAO JOSE DOS PINHAIS	PR	3.107,90	—	R$	324.545,73
BR 277			SAO JOSE DOS PINHAIS	PR	1.426.716,14	93,42	R$	85.520,21
AVENIDA RUI BARBOSA		VILA ITATIAIA - COLONIA GUATUPE	SAO JOSE DOS PINHAIS	PR	932,00	122,78	R$	136.728,75
RUA TIRADENTES			SAO JOSE DAS PALMEIRAS	PR	1.728,00	242,95	R$	278.795,73
RUA MARECHAL COSTA E SILVA, 724			SAO JOSE DAS PALMEIRAS	PR	450,00	224,16	R$	216.952,50
RUA AMADEU FERRAZ DE ARAUJO, 164			SAO JOSE DA BOA VISTA	PR	900,00	71,23	R$	79.304,17
COLONIA BOA VENTURA			BOA VENTURA DE SAO ROQUE	PR	360,00	32,35	R$	41.362,34

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	20/56

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1B - IMÓVEIS OI

COMPLETE ADDRESS	ADDRESS - APSIS	NEIGHBORHOOD	CITY	STATE	TOTAL AREA	CONSTRUCTED AREA	FAIR VALUE IN DEZ/14
RUA SOUZA NAVES			SAO JORGE DO PATROCINIO	PR	1.521,00	12,65	R$	38.011,76
RUA AMANDIO ANTONIO BOARETO		CHOPIN	SAO JORGE DO OESTE	PR	2.500,00	175,49	R$	6.885,59
AVENIDA SOUZA POYER			SAO JORGE DO OESTE	PR	1.200,00	106,32	R$	120.825,23
RUA VISCONDE DO RIO BRANCO, 51			SAO JORGE DO IVAI	PR	1.350,00	106,32	R$	185.438,85
RODOVIA PR 554		ANDIRÁ	SAO JORGE DO IVAI	PR	4.000,00	228,00	R$	213.941,16
RUA BENJAMIN CONSTAT, 62			SAO JOAO DO TRIUNFO	PR	1.160,00	71,84	R$	126.332,17
COXILHAO SANTA ROSA			SAO JOAO DO TRIUNFO	PR	5.000,00	91,55	R$	116.441,49
RUA LONDRINA			SAO JOAO DO IVAI	PR	600,00	—	R$	15.663,91
AVENIDA CURITIBA, 119			SAO JOAO DO IVAI	PR	1.260,00	106,32	R$	138.447,12
COLONIA DAS MISSOES			BOA ESPERANÇA DO IGUAÇU	PR	900,00	42,08	R$	67.891,45
RUA CANTU, SNº			ALTAMIRA DO PARANA	PR	1.400,00	42,08	R$	120.757,14
RUA TIRADENTES, 580			SAO JOAO DO CAIUA	PR	1.200,00	111,88	R$	118.083,12
AVENIDA SAO JOAO, 296			SAO JOAO	PR	1.200,00	111,88	R$	141.578,98
RUA WASHINGTON			SAO JERONIMO DA SERRA	PR	900,00	15,80	R$	57.272,04
RUA ALFREDO SCHEFER, 221			SAO JERONIMO DA SERRA	PR	850,95	144,72	R$	176.912,77
AVENIDA SAO CARLOS DO IVAI, 937			SAO CARLOS DO IVAI	PR	1.435,00	106,32	R$	144.157,92
RUA DOUTOR APRIGIO ALVES FILHO, 352			SANTO INACIO	PR	1.500,00	153,00	R$	198.801,66
COLONIA ZACARIAS DE GOIS			SANTO INACIO	PR	1.650,00	27,00	R$	34.797,92
RUA SAO ROQUE, 191		COLONIA MISSOES	SANTO ANTONIO DO SUDOESTE	PR	3.500,00	42,08	R$	61.364,84
RUA RUI BARBOSA, 554			SANTO ANTONIO DO SUDOESTE	PR	1.350,00	111,88	R$	190.528,69
PROLONGAMENTO RUA PRESIDENTE VARGAS			SANTO ANTONIO DO SUDOESTE	PR	900,00	42,70	R$	86.080,93
RUA ESPIRITO SANTO, 452			BOA ESPERANÇA	PR	1.466,00	106,32	R$	154.737,57
RUA JOSE PENNA, 270			SANTO ANTONIO DO CAIUA	PR	1.200,00	144,72	R$	179.473,82
ESTRADA MERCURIO			SANTO ANTONIO DO CAIUA	PR	1.890,00	56,44	R$	59.068,52
RUA RUI BARBOSA, 874			SANTO ANTONIO DA PLATINA	PR	799,92	400,60	R$	552.681,14
MORRO DO CRUZEIRO			SANTO ANTONIO DA PLATINA	PR	3.600,00	152,38	R$	177.060,35
RUA PARANA, 22			SANTANA DO ITARARE	PR	1.200,00	144,72	R$	148.146,01
RUA MIGUEL SMACK, 785			SANTA TEREZINHA DE ITAIPU	PR	1.311,50	106,32	R$	165.806,75
RUA CASTRO ALVES, 2110			SANTA TEREZA DO OESTE	PR	1.050,00	60,17	R$	137.317,43
RUA DOUTOR LUIZ DE AZEVEDO BRANCO			SANTA MONICA	PR	720,00	12,65	R$	55.222,48
RUA VALDEMAR ABILIO LEAL			SANTA MARIANA	PR	1.906,00	10,21	R$	19.082,92
RUA LIBERATO SPAGOLA, 555			SANTA MARIANA	PR	1.350,00	147,20	R$	187.618,17
RUA ANTONIO CORADIN, 310			BITURUNA	PR	1.200,00	106,32	R$	167.816,94
RUA BERNANRDINO GRANDE			SANTA MARIA DO OESTE	PR	2.028,00	42,08	R$	78.229,64
AVENIDA AMERICO MONTOVANI			SANTA LUCIA	PR	1.400,00	42,08	R$	56.796,20
RUA ACACIAS, 1391			SANTA IZABEL DO OESTE	PR	1.318,20	272,03	R$	279.998,83
AVENIDA MATO GROSSO			SANTA IZABEL DO IVAI	PR	1.200,00	12,65	R$	39.558,57
RUA NUMERO 5			SANTA HELENA	PR	1.400,00	—	R$	51.313,83
RUA NUMERO 10			SANTA HELENA	PR	750,00	—	R$	7.831,95
RUA DOUTOR FRANCISCO VARELA			SANTA HELENA	PR	1.400,00	12,65	R$	21.022,95
RUA ARGENTINA			SANTA HELENA	PR	1.200,00	106,32	R$	120.825,23
AVENIDA BRASIL			SANTA HELENA	PR	1.800,00	12,65	R$	19.978,69
RUA APUCARANA, 491			SANTA FE	PR	1.080,00	111,88	R$	137.663,00
FAZENDA ETIENE		DESCALVADO	BITURUNA	PR	2.500,00	151,74	R$	151.961,80
GLEBA 9		COLONIA INTERVENTOR - IGUARAÇU	SANTA FE	PR	2.000,00	182,96	R$	174.015,16
AVENIDA PAULO LIBANIO, 735			SANTA CRUZ DE MONTE CASTELO	PR	1.350,00	111,88	R$	134.138,62
RUA DUQUE DE CAXIAS			SANTA CECILIA DO PAVAO	PR	1.173,00	42,08	R$	61.488,84
RUA ALBERTO SANTOS DUMONT, 138			SANTA AMELIA	PR	420,25	42,25	R$	52.391,33
AVENIDA CARLIRIO GOMES SANTOS			SANTA AMELIA	PR	830,50	42,08	R$	54.782,73

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	21/56

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1B - IMÓVEIS OI

COMPLETE ADDRESS	ADDRESS - APSIS	NEIGHBORHOOD	CITY	STATE	TOTAL AREA	CONSTRUCTED AREA	FAIR VALUE IN DEZ/14
AVENIDA BERTINA WARLING, 510			SALTO DO LONTRA	PR	1.000,00	124,41	R$	126.942,90
RUA JOSE EUGENIO DE CARVALHO, 356			SALTO DO ITARARE	PR	1.200,00	144,72	R$	155.977,96
RUA RUI BARBOSA			SALGADO FILHO	PR	1.200,00	106,32	R$	125.524,40
ESTRADA SALGADO FILHO/FRANCISCO BELTRAO			SALGADO FILHO	PR	1.800,00	53,89	R$	56.381,72
RUA JOAO MANUEIRA GARCIA, 13			SABAUDIA	PR	1.948,80	42,08	R$	102.117,10
AVENIDA PARANA			BITURUNA	PR	400,00	—	R$	31.327,82
AVENIDA CURITIBA			ROSARIO DO IVAI	PR	1.687,50	14,22	R$	53.307,03
RUA ROMA, 78			RONDON	PR	1.500,00	144,72	R$	161.851,93
RUA RIO DE JANEIRO, 886			RONCADOR	PR	1.200,00	106,32	R$	144.321,09
COLONIA MUQUILAO			RONCADOR	PR	1.750,00	198,00	R$	192.678,31
RUA SANTOS DUMONT, 828			ROLANDIA	PR	675,00	226,00	R$	277.376,56
RUA SANTOS DUMONT, 814			ROLANDIA	PR	1.350,00	544,13	R$	739.105,28
RUA 21 DE ABRIL			ROLANDIA	PR	750,00	42,08	R$	87.471,35
RUA SETE DE SETEMBRO, 25			RIO BRANCO DO SUL	PR	1.401,00	247,63	R$	272.408,94
MORRO DO MOSSUNGUE			RIO BRANCO DO SUL	PR	940,00	153,54	R$	80.279,21
RUA P/A/M			RIO BRANCO DO IVAI	PR	1.241,50	12,65	R$	48.744,12
RUA MARTA SILVA GOMES, 662			BELA VISTA DO PARAISO	PR	1.760,00	247,04	R$	318.044,72
RUA GUARAPUAVA			RIO BONITO DO IGUAÇU	PR	1.290,00	42,08	R$	72.199,04
AVENIDA CURITIBA			RIO BOM	PR	900,00	71,84	R$	86.911,34
GUILHERME PEREIRA, 493			RIO AZUL	PR	990,00	42,08	R$	57.905,72
FAXINAL DOS LIMA			RIO AZUL	PR	1.480,00	151,74	R$	148.567,97
RUA TIRADENTES, 149			RIBEIRAO CLARO	PR	1.320,00	106,32	R$	123.174,81
FAZENDA RIBEIRAO DO MEIO			RIBEIRAO CLARO	PR	780,00	—	R$	1.527,23
RUA MARCILIO DIAS, 620			RESERVA	PR	1.200,00	106,32	R$	120.825,23
RUA AFONSO PENA			RENASCENÇA	PR	720,00	42,08	R$	66.716,67
RUA JOSÉ VIEIRA LOPES 532			REBOUÇAS	PR	1.200,00	144,72	R$	171.641,87
RUA SANTA CATARINA			BELA VISTA DA CAROBA	PR	1.395,00	—	R$	36.418,59
RUA PADRE FERNANDO ZANCHET, 3086			REALEZA	PR	1.204,00	111,88	R$	114.992,10
GLEBA 52			REALEZA	PR	900,00	—	R$	4.699,17
RUA AMAPÁ, 145			RANCHO ALEGRE DO OESTE	PR	1.260,00	—	R$	8.223,55
RUA MINAS GERAIS			RANCHO ALEGRE	PR	900,00	42,08	R$	44.395,60
RUA ESTANISLAU SOCKZEK, 56			QUITANDINHA	PR	1.255,00	144,72	R$	168.522,14
RUA ESTRELA D’ALVA, 790			QUINTA DO SOL	PR	1.484,00	42,08	R$	67.578,19
AVENIDA PORTO ALEGRE, 357			QUERÊNCIA DO NORTE	PR	1.200,00	144,72	R$	367.440,72
RUA MARFIM, 1771			QUEDAS DO IGUAÇU	PR	1.800,00	160,98	R$	288.342,38
RUA SAO BORJA, 61			QUATRO PONTES	PR	1.000,00	42,00	R$	44.975,02
RUA RUI BARBOSA			BARRA DO JACARE	PR	1.200,00	—	R$	46.991,72
RODOVIA TOLEDO-MARECHAL CANDIDO RONDON			QUATRO PONTES	PR	2.450,00	—	R$	6.396,10
RUA SAO SEBASTIAO, 49			QUATRO BARRAS	PR	1.140,00	106,32	R$	141.971,50
RUA PEDRO VALLE, 141			QUATIGUA	PR	900,00	106,32	R$	118.475,64
AVENIDA ANHANGUERA			QUARTO CENTENARIO	PR	682,29	42,08	R$	59.024,71
BR 277			PRUDENTOPOLIS	PR	1.000,00	61,07	R$	62.432,43
AVENIDA SÃO JOAO			PRUDENTOPOLIS	PR	1.800,00	118,88	R$	172.906,79
RUA SETE, 1005			PRIMEIRO DE MAIO	PR	1.764,00	111,88	R$	148.471,10
RUA VEREADOR NELSON FACCIN, 250			PRES.CASTELO BRANCO	PR	1.280,00	42,08	R$	63.583,89
RUA ANTONIO COLLA, 600			PRANCHITA	PR	983,80	42,08	R$	57.784,33
RUA TABAJARA			BARBOSA FERRAZ	PR	918,75	15,80	R$	58.146,59
RUA SÃO PAULO			PRADO FERREIRA	PR	1.051,96	42,08	R$	54.999,44
RUA FREI POLICARPO, 113			PORTO VITORIA	PR	624,94	42,00	R$	54.763,40
RUA JOAO CARRARO, 413			PORTO RICO	PR	1.200,00	106,32	R$	131.789,96

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	22/56

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1B - IMÓVEIS OI

COMPLETE ADDRESS	ADDRESS - APSIS	NEIGHBORHOOD	CITY	STATE	TOTAL AREA	CONSTRUCTED AREA	FAIR VALUE IN DEZ/14
RUA IGUAÇU			PORTO AMAZONAS	PR	900,00	71,84	R$	95.134,89
RUA CRUZ GALEGO, 131			PORECATU	PR	6,00	91,53	R$	218.140,69
RUA CUIBA		IPANEMA	PONTAL DO PARANA	PR	937,50	127,72	R$	263.768,88
AVENIDA BEIRA MAR, 228		PRAIA DE LESTE	PONTAL DO PARANA	PR	720,00	30,25	R$	84.082,07
AVENIDA CASTRO ALVES, 697			BARBOSA FERRAZ	PR	1.225,00	111,88	R$	198.360,63
RUA THEODORO GUIMARAES, 242			PONTA GROSSA	PR	2.058,00	1.283,47	R$	1.867.089,47
RUA SEIS (RUA MAXIMILIANO MAGAGNIN )		DISTRITO INDUSTRIAL	PONTA GROSSA	PR	2.000,00	321,04	R$	554.957,34
RUA SALDANHA MARINHO, 150			PONTA GROSSA	PR	612,00	2.883,17	R$	3.448.786,30
RUA SALDANHA MARINHO, 128			PONTA GROSSA	PR	528,00	962,91	R$	1.165.128,45
RUA MARGARIDA SLAVIEIRO, 285			PONTA GROSSA	PR	8.944,53	407,25	R$	1.835.539,96
RUA JOSE KALINOSKI			PONTA GROSSA	PR	600,00	122,78	R$	182.885,07
RUA HUMBERTO GOBBO			PONTA GROSSA	PR	980,00	122,78	R$	278.695,97
RUA ENGENHEIRO SCHAMBER, 477			PONTA GROSSA	PR	1.129,60	982,39	R$	2.226.777,48
RUA DOMINGOS SAVIO			PONTA GROSSA	PR	429,00	—	R$	83.997,71
AVENIDA BRASIL			BARBOSA FERRAZ	PR	600,00	—	R$	31.327,82
RUA PROFESSORA TEREZINHA CAMARGO, 45		COLONIA SÃO VENANCIO - CACHOEIRA	ALMIRANTE TAMANDARE	PR	863,57	122,78	R$	180.031,89
RUA CAPITAO JACINTO GOMES			PONTA GROSSA	PR	595,00	42,08	R$	69.588,39
RUA BRIGADEIRO ROCHA LOURDES			PONTA GROSSA	PR	924,00	122,78	R$	269.193,20
PRAÇA BOM JESUS, 17		UVARANAS	PONTA GROSSA	PR	1.920,00	665,38	R$	910.362,49
PRAÇA BARAO DO RIO BRANCO, 217			PONTA GROSSA	PR	606,33	1.228,70	R$	1.864.866,32
AVENIDA VISCONDE DE MAUA			PONTA GROSSA	PR	2.604,63	530,95	R$	1.415.114,33
ESTRADA SAO VALERIO			PLANALTO	PR	17.360,00	—	R$	33.990,68
ESTRADA MUNICIPAL			PLANALTO	PR	1.200,00	10,21	R$	14.475,12
AVENIDA RIO GRANDE DO SUL, 1503			PLANALTO	PR	1.582,00	111,88	R$	127.199,51
RUA VEREADOR JOSE TEIXEIRA ALVES, 221			PLANALTINA DO PARANA	PR	1.800,00	152,18	R$	176.121,54
RUA BRASIL			PITANGUEIRAS	PR	1.880,00	42,08	R$	63.061,76
AVENIDA ESPIRITO SANTO, 634			BANDEIRANTES	PR	2.000,00	309,05	R$	465.661,69
BARRA DO ESPIRITO SANTO			PITANGA	PR	1.575,00	228,00	R$	239.558,17
AVENIDA BRASIL			PITANGA	PR	1.120,00	191,18	R$	63.061,76
ANTIGA QUADRA NUMERO 30 DO QUADRO URBANO			PITANGA	PR	200,00	—	R$	7.831,95
RUA MAJOR JOSE LUCIANO, 300			PIRAQUARA	PR	1.320,39	247,63	R$	330.102,24
RUA DEPUTADO JOAO LEOPOLDO JACOMEL		JARDIM PRIMAVERA	PIRAQUARA	PR	991,00	122,78	R$	215.883,70
CAPINZAL			PIRAI DO SUL	PR	1.632,14	94,75	R$	139.999,61
BAIRRO LAGOINHA			PIRAI DO SUL	PR	800,00	—	R$	12.531,13
RUA SEM DENOMINACAO		BUGRE	BALSA NOVA	PR	1.273,90	—	R$	49.885,63
RUA XV DE DEZEMBRO, 214			PINHAO	PR	865,00	144,00	R$	199.569,47
RUA MANOEL RIBAS, 131			PINHALAO	PR	1.250,00	144,72	R$	197.748,38
PROLONGAMENTO DA RUA TEOLINDO MORAES			PINHALAO	PR	2.500,00	15,80	R$	108.179,74
RUA TIBAGI, 223		ALPHAVILLE	PINHAIS	PR	823,76	112,78	R$	318.298,12
RUA SANTA HELENA, 192			PINHAIS	PR	410,40	141,30	R$	172.207,84
RUA JAKOB MACANHAM, 2970			PINHAIS	PR	436,68	142,50	R$	187.711,94
RUA IRAI, 950			PINHAIS	PR	2.400,00	664,44	R$	896.828,52
RUA DEPUTADO JOAO LEOPOLDO JACOMEL, 10736			PINHAIS	PR	330,00	112,50	R$	154.677,67
RUA ESPIRITO SANTO			PIEN	PR	669,06	42,08	R$	60.355,17
ESTRADA DE ACESSO AO CRISTO			BALSA NOVA	PR	2.000,00	53,89	R$	75.439,46
RUA DOUTOR LEOPOLDO SCHIMIDT			PEROLA D`OESTE	PR	1.500,00	111,88	R$	139.428,01
CHACARA NUMERO 7A			PEROLA D`OESTE	PR	8.075,28	—	R$	52.704,35
RUA OLAVO BILAC, 1290			PEROLA	PR	1.798,00	105,19	R$	154.969,31
RUA CURITIBA, 795			PEABIRU	PR	1.200,00	175,44	R$	301.579,61

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	23/56

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1B - IMÓVEIS OI

COMPLETE ADDRESS	ADDRESS - APSIS	NEIGHBORHOOD	CITY	STATE	TOTAL AREA	CONSTRUCTED AREA	FAIR VALUE IN DEZ/14
RUA PARANA, 50			PAULO FRONTIN	PR	1.267,10	42,08	R$	154.300,11
FAZENDA TEM QUE VER			PAULO FRONTIN	PR	10.000,00	151,73	R$	165.005,92
VARGEM GRANDE			PAULA FREITAS	PR	2.500,00	151,74	R$	187.858,27
RUA DESEMBARGADOR COSTA CARVALHO, 365			PAULA FREITAS	PR	948,20	42,08	R$	1.194.176,06
AVENIDA GETULIO VARGAS, 12			BALSA NOVA	PR	1.294,00	71,24	R$	141.224,91
RUA TAMOIO, 684			PATO BRANCO	PR	1.859,21	3.125,49	R$	4.062.509,29
RUA ITABIRA, 650			PATO BRANCO	PR	1.879,07	332,37	R$	745.767,82
RUA DUQUE DE CAXIAS, 260			PATO BRANCO	PR	1.280,00	122,78	R$	613.642,54
NUCLEO BOM RETIRO			PATO BRANCO	PR	5.400,00	—	R$	1.057.313,80
RUA PARANAGUÁ, S/Nº			PATO BRAGADO	PR	1.600,00	106,32	R$	128.657,18
RUA SERAFIN AFONSO COSTA, 1985			PARANAVAI	PR	637,50	—	R$	191.393,38
RUA SERAFIN AFONSO COSTA, 1973			PARANAVAI	PR	1.912,50	1.409,54	R$	1.924.492,94
RUA PROFESSOR GERALDO LONGO			PARANAVAI	PR	1.125,00	122,78	R$	185.822,05
RUA CURITIBA, 141			ATALAIA	PR	1.200,00	42,08	R$	116.841,16
RUA LAZARO VIEIRA, 805			PARANAVAI	PR	1.458,53	173,89	R$	920.728,17
RUA IRAI			PARANAVAI	PR	1.350,00	42,08	R$	567.178,53
RUA E			PARANAVAI	PR	840,00	—	R$	274.118,39
RUA DOS PATRIOTAS, 140			PARANAVAI	PR	1.800,00	372,25	R$	1.045.647,64
RODDOVIA PR 158		SUMARE	PARANAVAI	PR	3.500,00	260,83	R$	421.519,28
GLEBA PATRIMONIO SUMARE			PARANAVAI	PR	1.000,00	100,95	R$	118.519,98
RUA ESTELITA			PARANAPOEMA	PR	1.047,25	42,08	R$	93.201,73
RUA NESTOR VICTOR, 289		CENTRO	PARANAGUA	PR	1.299,90	76,31	R$	1.087.932,78
RUA MARINGA, 581			ASTORGA	PR	1.050,00	—	R$	47.970,72
AVENIDA GABRIEL DE LARA, 780		CENTRO	PARANAGUA	PR	864,98	1.737,33	R$	2.433.514,49
AVENIDA BENTO MUNHOZ DA ROCHA NETO		BERTIOGA	PARANAGUA	PR	678,74	180,50	R$	386.730,74
AVENIDA SAO PAULO, 261			PARANACITY	PR	1.575,00	106,50	R$	138.611,91
RUA CASEMIRO DE ABREU, 478			PARAISO DO NORTE	PR	1.202,12	144,72	R$	163.865,26
RUA TAMOIO			PALOTINA	PR	1.400,00	42,08	R$	53.141,28
RUA SANTA CATARINA			PALOTINA	PR	1.600,00	12,65	R$	81.329,00
RUA ASSIS CHATEAUBRIAND			PALOTINA	PR	1.610,00	42,08	R$	112.076,74
RUA 25 DE DEZEMBRO, 1273			PALOTINA	PR	1.400,00	358,90	R$	511.296,28
RIO AZUL			PALOTINA	PR	1.730,82	284,59	R$	441.267,20
ESTRADA MUNICIPAL			PALOTINA	PR	1.320,00	12,65	R$	25.461,06
RUA JOSE ABRAHAO KEIDE, 641			ASTORGA	PR	1.689,52	253,95	R$	453.012,85
AVENIDA PRINCESA ISABEL, 487			PALMITAL	PR	1.200,00	106,32	R$	159.985,00
RUA SEM DENOMINAÇAO			PALMEIRA	PR	555,73	11,88	R$	22.237,93
PR 376			PALMEIRA	PR	48.400,00	93,42	R$	180.286,86
ESTRADA VICINAL			PALMEIRA	PR	600,00	37,65	R$	38.382,23
ESTRADA PRINCIPAL			PALMEIRA	PR	1.199,60	71,84	R$	68.805,26
CHACARA INVERNADINHA			PALMEIRA	PR	1.200,00	—	R$	4.699,17
AVENIDA SETE DE ABRIL, 184			PALMEIRA	PR	943,20	178,02	R$	200.815,49
RUA BISPO DOM CARLOS, 885			PALMAS	PR	1.208,00	147,90	R$	182.698,28
RUA BERNARDINO VIANNA		SÃO JOSE	PALMAS	PR	2.673,55	70,81	R$	239.314,85
RUA DOS EXPEDICIONARIOS			ASTORGA	PR	1.161,00	11,88	R$	82.851,24
RUA PARANAGUÁ, 132			PAIÇANDU	PR	600,00	122,40	R$	131.629,50
AVENIDA IPIRANGA			PAIÇANDU	PR	600,00	10,21	R$	10.559,14
RUA FILADELFIA			OURO VERDE DO OESTE	PR	1.504,90	106,32	R$	146.438,98
RUA ARITA			OURIZONA	PR	1.200,00	42,08	R$	54.185,54
RUA SÃO PAULO, 99			ORTIGUEIRA	PR	1.170,00	106,32	R$	143.146,30
RUA DOS AMOREIRAS			ORTIGUEIRA	PR	1.225,00	—	R$	15.990,24

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	24/56

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1B - IMÓVEIS OI

COMPLETE ADDRESS	ADDRESS - APSIS	NEIGHBORHOOD	CITY	STATE	TOTAL AREA	CONSTRUCTED AREA	FAIR VALUE IN DEZ/14
RUA BOM JESUS		BRIOLANDIA	ORTIGUEIRA	PR	450,00	—	R$	2.936,98
FAZENDA PALMEIRA			ORTIGUEIRA	PR	3.000,00	60,00	R$	58.842,25
BR 376			ORTIGUEIRA	PR	1.500,00	58,34	R$	57.322,63
AVENIDA BRASIL			ASTORGA	PR	1.704,50	—	R$	166.869,57
RUA JOAQUIM SABINO DIAS			NOVO ITACOLOMI	PR	900,00	42,08	R$	64.367,08
RUA PRINCESA ISABEL			NOVA TEBAS	PR	1.170,00	—	R$	18.326,77
RUA PARANA , 830			NOVA TEBAS	PR	1.660,00	42,08	R$	71.024,25
AVENIDA COPACABANA			NOVA TEBAS	PR	1.761,00	42,08	R$	61.508,42
RUA TUPARANDI, 866			NOVA SANTA ROSA	PR	1.600,00	156,66	R$	185.182,94
RUA CAETANO MUNHOZ DA ROCHA			NOVA SANTA BARBARA	PR	675,00	12,65	R$	34.663,60
RUA PRESIDENTE VARGAS			NOVA PRATA DO IGUAÇU	PR	1.040,00	118,26	R$	128.622,77
RUA SANTA CATARINA			NOVA OLIMPIA	PR	604,80	42,08	R$	58.258,16
AVENIDA FLORIANOPOLIS, 775			NOVA LONDRINA	PR	1.200,50	88,09	R$	99.445,45
AVENIDA ERNESTO BEVILAQUA, 570			NOVA LONDRINA	PR	1.350,00	147,90	R$	170.637,07
RUA MARIALVA, 365			ASSIS CHATEAUBRIAND	PR	1.200,00	—	R$	93.983,45
AVENIDA EMÍLIO JOHNSON, 1035		CENTRO	ALMIRANTE TAMANDARE	PR	1.371,69	247,83	R$	388.018,17
RUA NUMERO 9			NOVA LARANJEIRAS	PR	1.400,00	42,08	R$	65.933,47
AVENIDA PRINCIPAL			NOVA LARANJEIRAS	PR	644,00	—	R$	6.725,04
RUA MARECHAL GASPAR DUTRA, 601			NOVA FATIMA	PR	1.024,00	144,72	R$	145.848,63
AVENIDA PIO XII			NOVA ESPERANÇA DO SUDOESTE	PR	1.120,00	42,08	R$	60.451,11
RUA LORD LOVAT, 220			NOVA ESPERANÇA	PR	1.169,80	379,44	R$	408.432,58
AVENIDA NITEROI, 45			NOVA CATU	PR	1.200,00	111,88	R$	114.950,33
RUA BRASIL, 2723			NOVA AURORA	PR	1.402,50	111,88	R$	126.524,00
ESTRADA PALMITOPOLIS-CAFELANDIA			NOVA AURORA	PR	2.500,00	91,73	R$	100.289,70
RUA PARANAPANEMA, 53			NOVA AMERICA DA COLINA	PR	1.148,00	106,32	R$	119.807,07
AVENIDA FRANCISCO PIRES DE LEMOS, 406			NOVA ALIANÇA DO IVAI	PR	720,00	35,15	R$	41.575,99
AVENIDA TUPASSI, 1820			ASSIS CHATEAUBRIAND	PR	4.736,12	422,95	R$	850.847,90
RUA JOAQUIM TAVORA, S/Nº			MUNHOZ DE MELLO	PR	450,00	42,08	R$	47.332,58
AVENIDA MUNHOZ DA ROCHA, 618			MUNHOZ DA ROCHA	PR	1.350,00	144,72	R$	167.725,89
RUA XV DE NOVEMBRO, 545		CENTRO	MORRETES	PR	1.028,75	111,88	R$	236.704,59
ESTRADA CURITIBA/MORRETES			MORRETES	PR	2.448,00	42,08	R$	134.384,75
RUA RIO BRANCO			MOREIRA SALES	PR	560,00	12,65	R$	22.850,40
RUA IRENE MARQUES, 628			MOREIRA SALES	PR	1.250,00	144,84	R$	173.383,46
VILA DOM ARMANDO			MISSAL	PR	790,65	42,08	R$	59.162,75
RUA DOM PEDRO II			MISSAL	PR	1.402,50	144,72	R$	205.580,34
MISSAL - AV. JOÃO FERRARI			MISSAL	PR	588,30	10,21	R$	18.162,01
RUA SAO PAULO, 91			MIRASELVA	PR	889,81	69,17	R$	109.749,20
AVENIDA SUDOESTE, 150			ASSIS CHATEAUBRIAND	PR	1.120,75	12,65	R$	110.636,81
RUA DOUTOR JOAO INACIO			MERCEDES	PR	800,00	71,84	R$	117.978,09
RUA ARGENTINA, 1584			MEDIANEIRA	PR	1.200,00	478,13	R$	829.296,05
RUA LEODANTES FONSECA, 1031			MAUA DA SERRA	PR	960,00	144,72	R$	145.013,32
RUA MUNDO NOVO		COLÔNIA CANTU	MATO RICO	PR	2.122,39	42,08	R$	44.062,46
RUA RIO BRANCO, 285		CENTRO	MATINHOS	PR	700,00	548,46	R$	620.865,73
RUA PARANA		BOM RETIRO	MATINHOS	PR	1.058,46	265,83	R$	326.248,97
RUA CERQUEIRA LIMA, 429		GAIVOTAS	MATINHOS	PR	962,05	235,80	R$	529.807,41
MORRO CAIOBA		CENTRO	MATINHOS	PR	100,00	—	R$	3.915,98
AVENIDA BRASIL, 325			ASSIS CHATEAUBRIAND	PR	1.200,00	12,65	R$	133.542,01
AVENIDA DAS PRAIAS		SOLIMAR	MATINHOS	PR	851,11	100,95	R$	314.608,62
AVENIDA DUQUE DE CAXIAS, 1099			MATELANDIA	PR	1.200,00	154,35	R$	203.953,48
AVENIDA BRASIL			ASSIS CHATEAUBRIAND	PR	525,00	42,08	R$	107.051,22

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	25/56

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1B - IMÓVEIS OI

COMPLETE ADDRESS	ADDRESS - APSIS	NEIGHBORHOOD	CITY	STATE	TOTAL AREA	CONSTRUCTED AREA	FAIR VALUE IN DEZ/14
RUA MANOEL RIBAS, 85			MARUMBI	PR	440,00	102,82	R$	99.868,77
RUA XV DE NOVEMBRO			MARQUINHO	PR	600,00	11,88	R$	13.995,32
GLEBA NUMERO 1		PERSEVERANÇA	MARMELEIRO	PR	2.500,00	279,69	R$	260.933,82
AVENIDA MACALI, 373			MARMELEIRO	PR	800,00	144,72	R$	148.146,10
RUA RAMIRO BARCELOS, 1146			MARIPA	PR	1.600,00	140,94	R$	139.464,44
ALAMEDA NUMERO 07			MARIOPOLIS	PR	800,00	106,32	R$	205.880,86
TREVO ENTRADA PR 317 A PR 323		DISTRITO INDUSTRIAL	MARINGA	PR	2.500,00	321,04	R$	554.957,34
RUA SANTOS DUMONT, 2378			MARINGA	PR	560,00	649,48	R$	1.215.893,66
RUA PREFEITO SINCLER SAMBATTI			MARINGA	PR	980,15	122,78	R$	240.338,98
RUA MANOEL RIBAS, 968			ASSAI	PR	1.204,00	620,81	R$	678.325,88
RUA PIONEIRO MANOEL FRIGO			MARINGA	PR	600,00	42,08	R$	140.337,04
RUA NEO ALVES MARTINS, 2235			MARINGA	PR	1.040,00	330,17	R$	1.388.281,12
RUA MIGUEL JOSE JORGE ABRAAO, 306			MARINGA	PR	1.092,00	1.396,68	R$	1.988.951,53
RUA MATO GROSSO, 737		JARDIM ALVORADA	MARINGA	PR	468,75	179,98	R$	287.134,81
RUA DOMINGOS MIAO, 81		RIBEIRAO MARINGA	MARINGA	PR	2.885,63	1.679,91	R$	2.180.047,71
GLEBA RIBEIRAO COLOMBO			MARINGA	PR	6.863,00	2.178,71	R$	2.664.561,34
AVENIDA RIO BRANCO, 482		JARDIM AMERICA	MARINGA	PR	427,50	112,50	R$	382.000,14
AVENIDA EUCLIDES DA CUNHA, 1750			MARINGA	PR	1.642,50	242,80	R$	1.079.864,13
MORRO MONTE URBANO			ASSAI	PR	225,00	—	R$	1.468,49
AVENIDA DONA SOPHIA RASGULAEFF			MARINGA	PR	2.500,00	665,38	R$	935.445,52
AVENIDA ARQUITETO NILDO RIBEIRO DA ROCHA			MARINGA	PR	482,60	100,95	R$	186.905,99
AVENIDA ALZIRO ZARUR		MANDACARU	MARINGA	PR	2.500,11	122,78	R$	438.743,26
RUA MARECHAL FLORIANO PEIXOTO, 1629			MARILUZ	PR	1.350,00	105,10	R$	122.645,39
AVENIDA PERIMETRAL, 1516			MARILENA	PR	980,00	53,89	R$	68.521,24
RUA SILVIA BELIGN MANGO, 59			MARILANDIA DO SUL	PR	527,00	56,00	R$	68.462,19
RUA WASHINGTON LUIZ, 980			MARIALVA	PR	1.425,00	319,95	R$	367.297,94
RUA JOSE LAERCIO DE SA, 390			MARIALVA	PR	787,50	71,84	R$	91.463,66
AVENIDA AMADO GOES			MARIALVA	PR	600,00	—	R$	7.831,95
RUA MANOEL RIBAS			ARIRANHA DO IVAI	PR	1.200,00	32,35	R$	84.438,08
RUA GLORIA, 911			MARIA HELENA	PR	1.200,00	106,32	R$	120.825,23
AVENIDA BRASIL			MARIA HELENA	PR	810,00	12,65	R$	16.689,27
RUA MARECHAL FLORIANO PEIXOTO			MARECHAL CANDIDO RONDON	PR	1.600,00	42,08	R$	122.062,48
RUA ESPIRITO SANTO, 1375			MARECHAL CANDIDO RONDON	PR	1.600,00	247,63	R$	644.394,12
RUA BOTAFOGO			MARECHAL CANDIDO RONDON	PR	800,00	10,65	R$	48.699,87
RUA ARNALDO MEERT			MARECHAL CANDIDO RONDON	PR	800,00	10,21	R$	163.282,25
AVENIDA PRATA			MARECHAL CANDIDO RONDON	PR	1.600,00	—	R$	208.852,11
RUA PARANA, 373			MANOEL RIBAS	PR	1.200,00	106,32	R$	128.657,18
AVENIDA IGUAÇU, 777			MANGUEIRINHA	PR	1.600,00	106,32	R$	118.214,57
RUA NUMERO 1			MANFRINOPOLIS	PR	480,00	—	R$	9.398,34
RUA VICTOR DO AMARAL, 240		CENTRO	ARAUCARIA	PR	1.631,25	399,10	R$	535.680,62
RUA JOAO BARBOSA MENDES			MANDIRITUBA	PR	1.200,00	—	R$	78.319,54
RUA FRANCISCO MAGALHAES			MANDIRITUBA	PR	920,62	10,23	R$	24.681,82
RUA MANOEL ANTUNES PEREIRA			MANDAGUARI	PR	1.781,25	147,90	R$	170.269,94
RUA BENICIO MINILZA, 239			MANDAGUAÇU	PR	930,00	111,88	R$	120.628,50
RUA GUADALAJARA, 921			MAMBORE	PR	1.600,00	106,32	R$	128.657,18
RUA MAJOR ESTEVAO, 160			MALLET	PR	1.200,00	106,32	R$	144.321,09
RUA PARA, 115			LUPIONOPOLIS	PR	900,00	42,08	R$	67.891,46
RUA AMAZONAS/MINAS GERAIS			LUNARDELLI	PR	600,00	71,84	R$	81.428,97
AVENIDA LIBERDADES			LUIZIANA	PR	2.782,00	—	R$	25.419,91

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	26/56

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1B - IMÓVEIS OI

COMPLETE ADDRESS	ADDRESS - APSIS	NEIGHBORHOOD	CITY	STATE	TOTAL AREA	CONSTRUCTED AREA	FAIR VALUE IN DEZ/14
RUA MINAS GERAIS		JARDIM SANTA IZABEL - COSTEIRA	ARAUCARIA	PR	854,47	122,78	R$	168.165,55
RUA PROFESSOR JOAO CANDIDO, 556			LONDRINA	PR	1.350,00	2.289,32	R$	2.964.010,09
RUA PROFESSOR JOAO CANDIDO, 333			LONDRINA	PR	0,02	236,40	R$	401.152,69
RUA PRESIDENTE CASTELO BRANCO, 480			LONDRINA	PR	500,00	91,74	R$	116.615,41
AVENIDA MADRE LEONIA MELITO, 2100			LONDRINA	PR	17.912,75	2.646,48	R$	3.486.646,61
RUA ANTONIO COLETTO			LOBATO	PR	600,00	10,21	R$	45.802,93
RUA GASPAR ANTONIO QUILES, 192			LOANDA	PR	1.568,00	658,64	R$	865.101,30
GLEBA 4			LINDOESTE	PR	1.200,00	42,08	R$	46.353,58
RUA NOSSA SENHORA APARECIDA			LIDIANOPOLIS	PR	600,00	—	R$	7.831,95
RUA XV DE NOVEMBRO, 1125			LARANJEIRAS DO SUL	PR	1.680,00	396,19	R$	472.334,71
BR 277			LARANJEIRAS DO SUL	PR	232.000,00	—	R$	454.253,34
RUA JOSE CZAK, 99			ARAUCARIA	PR	3.061,95	535,25	R$	849.703,93
RUA ALCIDES DE LIMA MAOSKI, 100		CENTRO	AGUDOS DO SUL	PR	1.200,00	71,84	R$	131.553,48
RUA PERNAMBUCO			LARANJAL	PR	1.050,00	—	R$	13.705,92
RUA PROFESSOR CARLOS WEIL			LAPA	PR	1.175,07	53,07	R$	63.920,78
RUA BARAO DO RIO BRANCO,1363			LAPA	PR	1.106,05	283,11	R$	345.794,96
AVENIDA GETULIO VARGAS			LAPA	PR	3.600,00	126,62	R$	491.846,54
RUA PROFESSOR IRINEU CITINO			KALORE	PR	600,00	42,07	R$	54.176,38
AVENIDA RAPOSO TAVARES			JUSSARA	PR	600,00	71,84	R$	104.924,83
COLONIA GOIO-BANG			JURANDA	PR	900,00	58,38	R$	59.317,22
AVENIDA BRASIL			JURANDA	PR	1.575,00	224,59	R$	246.715,96
AVENIDA ALMIRANTE BARROSO			JURANDA	PR	600,00	12,65	R$	19.978,68
RUA CAETANO ALVES FERREIRA, 276		GUAJUVIRA	ARAUCARIA	PR	1.200,00	42,08	R$	116.841,16
FAZENDA JABOTICABAL DA BARRA GRANDE			JOAQUIM TAVORA	PR	100,00	—	R$	391,60
RUA PRESIDENTE WENCESLAU			JESUITAS	PR	900,00	42,08	R$	52.619,14
RUA PADRE MANOEL DA NOBREGA, 14			JESUITAS	PR	1.345,68	111,88	R$	172.645,72
AVENIDA BENJAMIN GIOVARINA, 311			JATAIZINHO	PR	1.600,00	103,32	R$	136.353,46
AVENIDA GETULINA, 526			JARDIM ALEGRE	PR	1.502,00	106,32	R$	156.147,33
RUA PALMITAL			JAPURA	PR	1.200,00	252,57	R$	278.203,88
RUA FRANCISCO PEDROSO DA LUZ			JAPIRA	PR	525,00	—	R$	6.852,96
RUA NUMERO 5			JANIOPOLIS	PR	600,00	—	R$	15.663,91
RUA GERALDA MOREIRA, 549			JANIOPOLIS	PR	1.687,50	106,32	R$	152.397,78
ESTRADA MUNICIPAL DO TIETE			ARAUCARIA	PR	1.200,00	42,08	R$	69.849,44
RUA JOSE MARIA DE PAULA, 722			JANDAIA DO SUL	PR	1.481,00	360,00	R$	426.217,03
RUA RAFAEL PETRUCCI			JAGUARIAIVA	PR	1.200,00	111,88	R$	165.074,83
RODOVIA JAGUARIAIVA/ARAPOTI			JAGUARIAIVA	PR	1.110,00	69,69	R$	85.530,54
RUA PERNAMBUCO, 247			JAGUAPITA	PR	1.080,00	111,88	R$	144.711,75
RUA ROCHA POMBO			JACAREZINHO	PR	1.451,50	—	R$	378.936,04
RODOVIA JACAREZINHO/CAMBARA			JACAREZINHO	PR	11.656,60	454,00	R$	430.824,49
AVENIDA GETULIO VARGAS, 906			JACAREZINHO	PR	2.019,50	370,53	R$	866.418,26
RUA 21 DE ABRIL, 42			IVATUBA	PR	938,00	—	R$	12.243,95
AVENIDA SÃO PAULO			IVATE	PR	675,00	10,21	R$	19.859,58
RUA PIRIQUITOS			IVAIPORA	PR	1.800,00	270,02	R$	305.926,20
RUA ROCHA POMBO, 605			ARARUNA	PR	1.800,00	145,97	R$	249.800,46
RUA BANDEIRANTES, 250			IVAIPORA	PR	778,19	247,58	R$	328.223,25
AVENIDA SÃO PAULO, 905			IVAIPORA	PR	487,50	274,45	R$	264.185,45
RUA DOUTOR CANDIDO DE ABREU, 232			IVAI	PR	1.200,00	106,32	R$	159.984,98
AVENIDA BRASIL, 834			ITAUNA DO SUL	PR	1.575,00	144,72	R$	181.093,64
RUA CRISPIM FURGUIM			ITAPERUÇU	PR	1.010,00	—	R$	13.183,79

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	27/56

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1B - IMÓVEIS OI

COMPLETE ADDRESS	ADDRESS - APSIS	NEIGHBORHOOD	CITY	STATE	TOTAL AREA	CONSTRUCTED AREA	FAIR VALUE IN DEZ/14
PROLONGAMENTO ERTILE ANTONIO GUZZO			ITAPEJARA DO OESTE	PR	1.200,00	16,00	R$	41.738,26
RUA SÃO PEDRO, 554			ITAMBE	PR	1.342,50	106,32	R$	141.139,34
RUA MANOEL RIBAS, 10			ITAMBARACA	PR	1.200,00	106,32	R$	128.657,17
RUA CAFE FILHO			ARAPUA	PR	555,00	—	R$	50.711,90
AVENIDA GETULIO VARGAS			ITAIPULANDIA	PR	600,00	42,08	R$	62.017,48
ESTRADA DA GLORIA			IRETAMA	PR	2.543,08	80,53	R$	106.915,69
AVENIDA ALCEBIADES ALVES DE LIZ			IRETAMA	PR	1.295,88	71,84	R$	150.342,33
SERRA DAS NOGUEIRAS			IRATI	PR	24.200,00	161,70	R$	305.970,71
RUA CORONEL GARCIA, 631			IRATI	PR	1.600,00	490,41	R$	762.218,08
RUA BOA VISTA		GUARAMIRIM	IRATI	PR	1.250,00	—	R$	8.158,29
ESTRADA TAQUARI			IRATI	PR	625,00	—	R$	24.474,86
ESTRADA PRINCIPAL			IRATI	PR	660,00	—	R$	6.030,60
ESTRADA MUNICIPAL IRATI A ITAPARA		RIO DO COURO	IRATI	PR	600,00	—	R$	3.915,98
RUA ALFREDO LEMOS, 2048			IRACEMA DO OESTE	PR	2.060,00	42,08	R$	65.411,33
RUA LUIZ PASSATO, 1365			ARAPOTI	PR	1.600,00	144,72	R$	341.334,28
RUA PEDRO ALVARES CABRAL			IPORA	PR	1.350,00	338,37	R$	397.866,22
RUA JOAO DENCK, 198			IPIRANGA	PR	1.200,00	106,32	R$	136.489,12
RUA BACARIS			INDIANAPOLIS	PR	1.170,00	71,24	R$	95.760,41
AVENIDA ANTONIO HENRIQUE PHILIPPI			INAJA	PR	600,00	10,21	R$	30.139,02
RUA GENEROSO MARQUES, 40			INACIO MARTINS	PR	1.200,00	106,32	R$	222.640,62
IMOVEL BOA VISTA			INACIO MARTINS	PR	1.575,00	228,00	R$	270.396,49
RUA PADRE THOMAZ KANIA, 631			IMBITUVA	PR	2.345,00	186,49	R$	262.549,68
ESTRADA BR 277			IMBITUVA	PR	699,85	10,21	R$	29.481,46
BR 373		FAXINAL DO AVILAS	IMBITUVA	PR	900,00	61,07	R$	67.653,72
RUA LUIZ CARLOS DA COSTA, 135			IMBAU	PR	1.872,00	42,08	R$	75.175,17
RUA PINTAGOL, 54			ARAPONGAS	PR	648,00	142,50	R$	248.869,05
BR 376			IMBAU	PR	1.020,60	58,25	R$	77.759,95
AVENIDA SAMÁLIA			IGUATU	PR	1.596,00	42,08	R$	80.187,62
RUA PROFESSOR SEBASTIAO DA SILVA, 95			IGUARAÇU	PR	1.312,50	71,84	R$	100.029,86
RUA FRANCISCA BONFIM CARDEAL, 660			ICARAIMA	PR	1.350,00	106,32	R$	150.195,04
GLEBA ICARAIMA		NUCLEO PORTO CAMARGO	ICARAIMA	PR	1.575,00	53,89	R$	65.780,05
AVENIDA NUMERO 1			ICARAIMA	PR	910,00	12,65	R$	20.109,21
RUA PRIMEIRO DE MAIO, 613			IBIPORA	PR	1.387,50	501,76	R$	640.444,08
RUA ROLANDIA, 594			IBEMA	PR	3.234,00	112,13	R$	153.305,14
BR 277		COLONIA MURILO	IBEMA	PR	900,00	61,37	R$	67.928,35
RUA NILO SAMPAIO, 525			IBAITI	PR	1.000,00	264,96	R$	333.927,23
RUA EMA, 445			ARAPONGAS	PR	525,00	250,67	R$	380.237,94
RUA JOSE LUSTOSA DANGUI			HONORIO SERPA	PR	1.616,97	10,21	R$	27.749,88
RUA JOSE NICOLAU ABAGGE, 282		CENTRO	GUARATUBA	PR	960,00	322,77	R$	495.973,92
RUA CAMBARA, 100		JARDIM ESTORAL	GUARATUBA	PR	980,00	128,70	R$	309.699,73
MORRO DAS CAIEIRAS			GUARATUBA	PR	1.088,00	—	R$	14.201,94
AVENIDA MINAS GERAIS		COROADOS	GUARATUBA	PR	900,00	100,95	R$	292.128,28
AVENIDA CUBATAO			GUARATUBA	PR	780,00	100,95	R$	296.044,26
SERRA DA ESPERANÇA			GUARAPUAVA	PR	10.000,00	91,73	R$	214.505,68
RUA VICENTE MACHADO, 1646			GUARAPUAVA	PR	1.935,05	1.908,43	R$	3.263.191,12
AVENIDA UIRAPURU, 871			ARAPONGAS	PR	2.250,00	973,41	R$	1.772.733,72
RUA ROBERTO CUNHA E SILVA, 52			GUARAPUAVA	PR	800,00	122,78	R$	237.708,73
RUA PROFESSOR EVARISTO CARNEIRO			GUARAPUAVA	PR	1.200,00	42,08	R$	77.681,39
RUA ENGENHEIRO MICHAEL MOOR			GUARAPUAVA	PR	2.500,00	104,98	R$	177.685,53
RUA DAS ABELHAS		GUARA	GUARAPUAVA	PR	1.920,00	10,21	R$	81.829,91

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	28/56

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1B - IMÓVEIS OI

COMPLETE ADDRESS	ADDRESS - APSIS	NEIGHBORHOOD	CITY	STATE	TOTAL AREA	CONSTRUCTED AREA	FAIR VALUE IN DEZ/14
RUA COMENDADOR NORBERTO			GUARAPUAVA	PR	81,67	—	R$	37.312,08
AVENIDA MANOEL RIBAS, 4713			GUARAPUAVA	PR	1.687,10	296,42	R$	1.372.461,59
RUA XV DE NOVEMBRO			GUARANIAÇU	PR	1.600,00	—	R$	41.770,42
AVENIDA ABILON SOUZA NAVES, 316			GUARANIAÇU	PR	1.670,90	111,88	R$	189.661,94
RUA DUQUE DE CAXIAS, 244			GUARACI	PR	450,00	42,08	R$	56.143,52
RUA PARAISO			APUCARANA	PR	1.620,85	517,70	R$	1.066.328,61
RUA BAHIA			GUAPOREMA	PR	750,00	10,21	R$	31.118,01
RUA 2 DE MARÇO			GUAPIRAMA	PR	1.447,30	71,23	R$	102.990,60
SERRA DA NATUREZA			GUAMIRANGA	PR	2.000,00	260,83	R$	277.933,44
RUA ANTONIO MOREGONI, 1488			GUAIRACA	PR	1.200,00	144,72	R$	179.473,90
RUA JOAO GUIMARAES ROSA, 343			GUAIRA	PR	2.731,40	154,62	R$	676.350,00
RUA DOIS			GUAIRA	PR	1.350,00	42,08	R$	144.253,00
RUA RUI BARBOSA, 505			GRANDES RIOS	PR	1.200,00	144,72	R$	171.641,95
RUA SAO SEBASTIAO			GOIOXIM	PR	600,00	32,35	R$	45.278,31
RUA ANTONIO MOULIN, 175			GOIOERE	PR	1.716,00	798,62	R$	1.053.554,60
RUA NOVA UKRANIA			APUCARANA	PR	136,12	—	R$	44.420,23
RUA ALCÍDIO BATISTA DIAS , 265			ADRIANOPOLIS	PR	1.200,00	—	R$	78.319,54
ESTRADA MUNICIPAL		JARACATIA	GOIOERE	PR	1.575,00	246,84	R$	246.525,58
RUA MANDAGUARI			GODOY MOREIRA	PR	1.125,00	12,65	R$	30.258,11
RUA 19 DE NOVEMBRO, 625			GENERAL CARNEIRO	PR	1.200,00	106,32	R$	230.472,57
FAZENDA SANTO ANTONIO DO IRATIM			GENERAL CARNEIRO	PR	900,00	—	R$	3.524,38
RUA VEREADOR ROMEU LAURO WERLANG, 1055			FRANCISCO BELTRAO	PR	2.118,11	2.114,85	R$	3.241.990,21
RUA SAO LEOPOLDO			FRANCISCO BELTRAO	PR	676,27	122,78	R$	306.603,04
RUA PAULA FREITAS		COLONIA DAS MISSOES	FRANCISCO BELTRAO	PR	5.110,00	149,39	R$	603.672,27
RUA DA REPUBLICA			FRANCISCO BELTRAO	PR	1.000,00	10,21	R$	30.139,02
AVENIDA EUGENIO VALENTIN SALVADORI			FRANCISCO BELTRAO	PR	957,50	10,21	R$	37.892,00
RUA NAGIB DAHER, 649			APUCARANA	PR	1.749,20	3.443,09	R$	4.841.060,86
AVENIDA DAVID NASSER			FRANCISCO ALVES	PR	1.200,00	52,21	R$	94.786,73
RUA PADRE EMILIO BARBIERI			FOZ DO JORDAO	PR	1.600,00	—	R$	62.655,63
RUA TEODORO RISDEN, 670		IMPERATRIZ	FOZ DO IGUAÇU	PR	2.500,00	479,93	R$	2.071.003,22
RUA MUMBAU, 601			FOZ DO IGUAÇU	PR	360,00	142,50	R$	196.238,32
RUA MARIO FILHO			FOZ DO IGUAÇU	PR	650,00	122,78	R$	214.212,87
RUA MARECHAL FLORIANO, 1037			FOZ DO IGUAÇU	PR	3.600,00	2.611,58	R$	5.798.699,29
RUA MARACA			FOZ DO IGUAÇU	PR	1.591,66	162,56	R$	1.395.394,39
RUA JOSE DO PATROCINIO			FOZ DO IGUAÇU	PR	1.050,00	122,78	R$	249.456,67
AVENIDA TRANCREDO NEVES			FOZ DO IGUAÇU	PR	827,18	122,78	R$	382.332,29
RUA NAGIB DAHER			APUCARANA	PR	560,00	—	R$	292.392,95
AVENIDA JOSE MARIA DE BRITO, 715			FOZ DO IGUAÇU	PR	15.180,00	3.364,40	R$	5.819.468,31
AVENIDA GENERAL MEIRA, 3195			FOZ DO IGUAÇU	PR	1.275,00	479,93	R$	1.437.920,27
AVENIDA DAS CATARATAS, 3050			FOZ DO IGUAÇU	PR	1.000,00	100,95	R$	614.543,73
RUA BELEM, 65			FORMOSA DO OESTE	PR	1.585,97	151,53	R$	200.822,53
RUA DOS ESTADOS			FLORIDA	PR	600,00	10,21	R$	22.307,06
RUA NOSSA SENHORA DO ROCIO, 557			FLORESTÓPOLIS	PR	1.020,00	57,31	R$	72.435,22
RUA RIO BRANCO, 565			FLORESTA	PR	1.200,00	144,72	R$	179.473,90
RUA GETULIO VARGAS, 119			FLORAI	PR	1.440,00	106,32	R$	153.719,42
RUA MARGINAL, 1			FLOR DA SERRA	PR	1.450,00	42,08	R$	57.448,84
RUA SOUZA NAVES, 17			FIGUEIRA	PR	1.600,00	144,72	R$	174.252,60
RUA GETULIO VARGAS			APUCARANA	PR	625,00	142,50	R$	375.198,47
AVENIDA IVO LEAO			FERNANDES PINHEIRO	PR	1.160,00	—	R$	30.283,56
AVENIDA PALMITAL, 32			FENIX	PR	1.200,00	144,72	R$	163.809,99

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	29/56

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1B - IMÓVEIS OI

COMPLETE ADDRESS	ADDRESS - APSIS	NEIGHBORHOOD	CITY	STATE	TOTAL AREA	CONSTRUCTED AREA	FAIR VALUE IN DEZ/14
RUA N, 333		IMACULADA CONCEIÇÃO	FAZENDA RIO GRANDE	PR	1.440,00	71,00	R$	93.191,13
COLOMBIA, 129		VILA NOVA	FAZENDA RIO GRANDE	PR	720,00	250,67	R$	276.464,55
RUA TIRADENTES, 605			FAXINAL	PR	1.600,00	207,83	R$	236.202,92
NUCLEO SÃO PEDRINHO BUFADEIRA			FAXINAL	PR	2.000,00	91,74	R$	130.973,99
RUA BAHIA, 300			FAROL	PR	1.400,00	42,08	R$	56.796,18
AVENIDA BRASILIA			ESPIGAO ALTO DO IGUAÇU	PR	800,00	10,21	R$	22.307,06
RUA JOSE DE ALENCAR, 665			ESPERANÇA NOVA	PR	806,00	10,21	R$	17.164,08
RUA PARANA			ENTRE RIOS DO OESTE	PR	800,00	92,53	R$	117.338,61
RUA DIAGONAL A RUA IGUAÇU			APUCARANA	PR	1.489,13	122,78	R$	598.347,38
RUA PIQUIRI			ENGENHEIRO BELTRAO	PR	840,50	10,21	R$	22.002,92
RUA MANOEL RIBAS, 159			ENGENHEIRO BELTRAO	PR	1.474,62	261,40	R$	297.041,26
AVENIDA SAO PAULO, 230			ENGENHEIRO BELTRAO	PR	1.781,00	100,46	R$	126.836,67
MORRO BELA VISTA			ENEAS MARQUES	PR	10.000,00	155,76	R$	168.695,12
AVENIDA DIONIZIO OENING			ENEAS MARQUES	PR	1.200,00	106,32	R$	159.984,98
RUA PRINCIPAL			DOUTOR ULYSSES	PR	667,50	42,08	R$	51.591,20
RUA MARECHAL CANDIDO RONDON, 352			DOUTOR CAMARGO	PR	1.200,00	106,32	R$	128.657,17
GLEBA PATRIMONIO DOUTOR CAMARGO			DOUTOR CAMARGO	PR	700,00	—	R$	9.137,28
RUA BARAO DO RIO BRANCO, 645			DOURADINA	PR	1.239,00	106,32	R$	121.588,83
RODOVIA PR 444			APUCARANA	PR	600,00	58,25	R$	92.483,80
AVENIDA JOAO D’PASQUALE, 352			DOIS VIZINHOS	PR	1.714,30	153,13	R$	296.821,40
GLEBA NUMERO 21		COLÔNIA A/GUARANIAÇU	DIAMANTE DO SUL	PR	1.085,01	20,53	R$	27.520,81
AVENIDA GETULIO VARGAS, 520			DIAMANTE DO SUL	PR	1.225,00	42,08	R$	62.506,98
COLONIA RIO QUARTO		VISTA ALTA	DIAMANTE DO OESTE	PR	1.575,00	225,86	R$	238.018,31
AVENIDA BRASIL			DIAMANTE DO OESTE	PR	1.365,00	—	R$	32.071,85
RUA ITALIA			DIAMANTE DO NORTE	PR	736,84	42,08	R$	52.948,87
RUA EDMUNDO MERCER, 15			CURIUVA	PR	1.400,00	71,84	R$	148.000,58
ESTRADA MUNICIPAL DOUTOR JOSE MARQUES FERNANDES			CURIUVA	PR	750,00	—	R$	34.264,80
CATETOS/ERVEIRA			CURIUVA	PR	600,00	42,08	R$	62.017,48
GLEBA NOVA UKRANIA			APUCARANA	PR	2.500,00	271,06	R$	313.404,88
RUA VISCONDE DE NACAR, 1340			CURITIBA	PR	375,36	745,51	R$	1.053.179,53
RUA TEFFE, 78		BOM RETIRO	CURITIBA	PR	742,50	170,20	R$	591.949,48
RUA SINKE FERREIRA		JARDIM DAS AMERICAS	CURITIBA	PR	1.188,00	—	R$	976.957,95
RUA REINALDINO SCHAFFEMBERG QUADROS, 593		CRISTO REI	CURITIBA	PR	1.771,00	3.500,69	R$	5.380.497,63
RUA PEDRO VIRIATO PARIGOT DE SOUZA, 4120		ORLEANS	CURITIBA	PR	3.813,00	2.192,72	R$	4.480.849,51
AVENIDA SERRA DO CADEADO			APUCARANA	PR	40,00	—	R$	15.663,91
RUA PAUL GARFUNKEL, 68		CIDADE INDUSTRIAL	CURITIBA	PR	704,00	252,50	R$	460.885,39
RUA NUNES MACHADO, 1891		PAROLIN	CURITIBA	PR	2.504,00	2.037,48	R$	2.814.562,66
RUA NICOLA PELANDA, 2370		TATUQUARA	CURITIBA	PR	516,00	174,00	R$	256.950,67
RUA MAJOR FRANCISCO GOMES, 707		SANTA QUITÉRIA	CURITIBA	PR	1.078,00	757,50	R$	1.159.928,48
RUA LUIZ FRANÇA, 170		CAJURU	CURITIBA	PR	2.315,00	2.132,93	R$	3.944.082,66
RUA LEON NICOLAS, 255		CAPAO RASO	CURITIBA	PR	1.227,90	—	R$	256.449,50
RUA LAMARTINE BABO, 478		VILA SÃO PEDRO	CURITIBA	PR	504,00	178,50	R$	242.351,76
RUA JUSSARA, 3013		SITIO CERCADO	CURITIBA	PR	3.148,64	75,04	R$	1.712.706,46
AVENIDA CESARIO FESTI			APUCARANA	PR	497,05	42,08	R$	168.284,05
RUA JORDANIA, 641		CENTENARIO	CURITIBA	PR	792,00	225,74	R$	826.941,71
RUA JOAO LEAL, 290		SÃO LOURENÇO	CURITIBA	PR	1.319,50	529,38	R$	1.087.577,09
RUA JOAO DIORIO			CURITIBA	PR	1.025,67	122,78	R$	212.809,97
RUA GILDA PITACHE FORCADELL		JARDIM OURO VERDE C	CURITIBA	PR	544,50	216,00	R$	304.347,07
RUA GARDENIO SCORZATO, 1365		PILARZINHO	CURITIBA	PR	359,66	139,50	R$	249.766,68
RUA FRANCISCO DEROSSO, 5527		ALTO BOQUEIRAO	CURITIBA	PR	429,03	155,52	R$	231.972,73

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	30/56

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1B - IMÓVEIS OI

COMPLETE ADDRESS	ADDRESS - APSIS	NEIGHBORHOOD	CITY	STATE	TOTAL AREA	CONSTRUCTED AREA	FAIR VALUE IN DEZ/14
RUA FRANCISCO DE BASTOS		ARROIO CERCADO	CURITIBA	PR	1.375,50	295,85	R$	450.118,79
RUA EDUARDO PINTO DA ROCHA		UMBARA	CURITIBA	PR	744,00	—	R$	82.548,80
RUA DURVAL LEOPOLDO LANDAL		MORADIA DIADEMA II	CURITIBA	PR	3.644,25	994,54	R$	1.536.724,00
RUA ERNESTINA SILVEIRA, 339			ANTONIO OLINTO	PR	1.200,00	106,32	R$	191.312,80
RUA DOUTOR JULIO FARAH, 157		GUABIROTUBA	CURITIBA	PR	879,00	225,74	R$	654.129,65
RUA DEPUTADO ATILIO DE ALMEIDA BARBOSA, 154		BOA VISTA	CURITIBA	PR	2.220,00	3.054,78	R$	4.499.018,86
RUA CAPITAO LEON MARQUES, 1737		UBERABA	CURITIBA	PR	496,00	146,51	R$	244.185,86
RUA BERNARDO CARLBERG		SÃO JOAO	CURITIBA	PR	675,00	122,78	R$	182.885,06
RUA ANTONIO REBELATTO, 400		XAXIM	CURITIBA	PR	2.390,36	479,93	R$	1.219.395,69
RUA ANTONIO CANDIDO CAVALIN, 85		BAIRRO ALTO C	CURITIBA	PR	2.260,00	521,54	R$	1.067.444,70
RUA ANNE FRANK, 687		BOQUEIRAO	CURITIBA	PR	3.615,00	2.328,92	R$	5.487.997,77
RUA ANGELINA ANÇAI		FAZENDINHA	CURITIBA	PR	1.810,05	664,44	R$	1.198.929,77
RUA AIRTON PIZZATO GUSI, 704		XAXIM	CURITIBA	PR	361,58	146,05	R$	244.614,92
RODOVIA PR 281		CERRO LINDO	ANTONIO OLINTO	PR	2.500,00	53,89	R$	114.599,23
RUA ABOUD KHALIL, 93		LAMENHA PEQUENA	CURITIBA	PR	900,00	—	R$	129.227,24
ESTRADA DA GRACIOSA		ATUBA	CURITIBA	PR	38.458,00	11.490,99	R$	196.567,41
AVENIDA VEREADOR TOALDO TULIO, 2119		SANTA FELICIDADE	CURITIBA	PR	3.000,00	2.153,88	R$	4.023.457,99
AVENIDA SANTA BERNADETE, 163		LONDOIA	CURITIBA	PR	1.173,00	225,74	R$	1.125.339,16
AVENIDA ANITA GARIBALDI, 351		JUVEVE	CURITIBA	PR	2.000,00	3.421,48	R$	5.730.554,64
AVENIDA ANITA GARIBALDI		JUVEVE	CURITIBA	PR	1.200,00	122,78	R$	566.650,80
RUA SANTA CRUZ			CRUZMALTINA	PR	600,00	—	R$	14.097,52
NUCLEO RIO AZUL			CRUZMALTINA	PR	924,00	12,65	R$	22.704,20
RUA JOAQUIM TAVORA, 58			CRUZEIRO DO OESTE	PR	900,00	30,92	R$	51.801,20
LEOPOLDO DE SOUZA, 901			CRUZEIRO DO OESTE	PR	973,00	147,90	R$	154.444,49
RUA DEPUTADO ARNALDO BUSATO, 822			CRUZEIRO DO IGUAÇU	PR	1.680,00	10,21	R$	32.958,52
VICINAL IGUAÇU		SANTANA	CRUZ MACHADO	PR	600,00	—	R$	6.265,56
RUA PROJETADA			CRUZ MACHADO	PR	880,00	11,88	R$	21.513,99
RUA ENGENHEIRO FERREIRA CORREIA, 32			CRUZ MACHADO	PR	1.164,55	106,32	R$	124.691,46
PROLONGAMENTO DA RUA GETULIO VARGAS			CRUZ MACHADO	PR	1.200,00	69,69	R$	87.292,73
AVENIDA VALERIO OSMAR ESTEVAO			ANGULO	PR	1.495,90	42,08	R$	106.863,91
RUA TOCANTINS			CORUMBATAI DO SUL	PR	3.600,00	—	R$	46.991,72
RUA ROMARIO MARTINS, 140			CORONEL VIVIDA	PR	1.342,50	144,72	R$	307.723,45
COLONIA GABIROBA			CORONEL VIVIDA	PR	10.000,00	155,38	R$	181.400,51
AVENIDA BAHIA			CORONEL VIVIDA	PR	1.200,00	42,08	R$	62.017,48
RUA MINAS GERAIS, 354			CORNELIO PROCOPIO	PR	1.200,00	42,08	R$	210.824,61
RODOVIA ARTHUR HOFFIG PR 160			CORNELIO PROCOPIO	PR	3.000,00	347,25	R$	592.004,21
AVENIDA XV DE NOVEMBRO, 980			CORNELIO PROCOPIO	PR	3.224,00	1.118,43	R$	1.823.871,55
RUA SAPUCAI, 290			CORBELIA	PR	1.284,37	—	R$	25.147,82
RUA AMOR PERFEITO, 1628			CORBELIA	PR	1.572,00	111,88	R$	184.498,07
COLONIA CASCAVEL			CORBELIA	PR	900,00	58,38	R$	79.288,71
RUA BAHIA, 384			ANDIRA	PR	1.200,00	309,00	R$	439.509,41
BR 369			CORBELIA	PR	2.364,00	260,83	R$	331.347,37
AVENIDA PRESIDENTE HERMES DA FONSECA			CORBELIA	PR	1.600,00	—	R$	83.540,84
RUA JACO TOKARSKI			CONTENDA	PR	1.523,34	42,08	R$	78.290,72
AVENIDA SAO JOAO, 230			CONTENDA	PR	1.500,00	111,88	R$	180.738,73
RUA BRASILIA, 70			CONSELHEIRO MAIRINCK	PR	1.200,00	71,84	R$	89.260,92
RUA SAO LUIZ			CONGOINHAS	PR	510,00	42,08	R$	51.835,94
ESTRADA MUNICIPAL			CONGOINHAS	PR	510,00	42,08	R$	34.036,62
RUA GOIAS, 620			COLORADO	PR	1.729,00	483,32	R$	483.073,80
AVENIDA BRASIL			COLORADO	PR	900,00	10,21	R$	24.265,05

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	31/56

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1B - IMÓVEIS OI

COMPLETE ADDRESS	ADDRESS - APSIS	NEIGHBORHOOD	CITY	STATE	TOTAL AREA	CONSTRUCTED AREA	FAIR VALUE IN DEZ/14
AVENIDA BRASIL, 128			ANAHY	PR	900,00	42,08	R$	109.009,21
RUA PADRE FRANCISCO BONATTO, 33			COLOMBO	PR	1.326,00	359,63	R$	407.107,73
RUA NAPOLES, 260		ATUBA	COLOMBO	PR	602,25	163,20	R$	196.567,41
RUA MARIA ANA BUSATO		DIFRATOR	COLOMBO	PR	1.593,20	106,32	R$	155.559,41
RODOVIA DA UVA, 665		ROÇA GRANDE	COLOMBO	PR	2.400,00	479,93	R$	517.665,66
AVENIDA LONDRES, 280		RIBEIRA	COLOMBO	PR	960,00	153,00	R$	215.248,77
AVENIDA COIMBRA, 500		PARQUE RESIDENCIAL SANTA TEREZINHA	COLOMBO	PR	2.400,00	—	R$	78.319,54
RUA MANOEL FERREIRA BELLO, 260			CLEVELANDIA	PR	1.124,80	144,72	R$	220.576,00
RUA JUSCELINO KUBITSCHEK. DE OLIVEIRA, 2645			CIDADE GAUCHA	PR	1.200,00	106,32	R$	152.153,03
COLÔNIA TAPEJARA			CIDADE GAUCHA	PR	1.575,00	110,83	R$	132.296,30
RUA TOCANTINS, 317			CIANORTE	PR	545,60	122,78	R$	197.765,77
RUA PRESIDENTE KENNEDY			AMPERE	PR	930,60	144,72	R$	217.513,70
RUA ARAPONGAS, 565			CIANORTE	PR	1.200,00	—	R$	78.319,54
AV. BRASIL, 241			CIANORTE	PR	1.540,00	929,48	R$	1.393.661,36
RUA 14 DE DEZEMBRO, 347			CHOPINZINHO	PR	1.212,00	144,72	R$	259.046,55
PARTE DO LOTE 78			CHOPINZINHO	PR	1.050,00	—	R$	13.705,92
RUA RUBINO PASQUETTI, 150			CEU AZUL	PR	1.500,00	254,42	R$	291.645,38
ESTRADA PICADA BENJAMIN CONSTANT			CEU AZUL	PR	3.300,00	92,38	R$	128.101,62
RUA ROMARIO MARTINS, 89		CENTRO	CERRO AZUL	PR	1.200,00	71,84	R$	120.588,74
RUA SEN.SOUZA NAVES, 697			CENTENARIO DO SUL	PR	1.440,00	111,88	R$	158.809,26
RUA SAO PAULO, 576			CATANDUVAS	PR	1.680,00	106,32	R$	141.188,29
RUA SANTOS DUMONT			CASTRO	PR	900,00	122,78	R$	265.120,57
RUA CURITIBA, 08			AMAPORA	PR	1.431,00	42,08	R$	131.917,67
RUA MAESTRO BENEDITO PEREIRA, 605			CASTRO	PR	1.371,80	458,53	R$	525.262,62
RUA JULIANA, 5			CASTRO	PR	777,75	32,53	R$	71.926,58
RUA DIAMANTINA		VILA DISTRITO ABAPAN	CASTRO	PR	—	100,00	R$	109.060,09
RODOVIA PR 11		COLONIA LEOPOLDINA	CASTRO	PR	2.321,10	92,38	R$	145.163,98
FAZENDA SANTO ANDRE			CASTRO	PR	3.000,00	199,23	R$	194.130,63
RUA TIRADENTES, 431			CASCAVEL	PR	800,00	32,35	R$	165.368,28
RUA RUBENS LOPES			CASCAVEL	PR	487,50	250,67	R$	452.194,01
RUA ROCHA POMBO, 242			CASCAVEL	PR	2.397,60	335,11	R$	1.871.596,83
RUA PRESIDENTE JUSCELINO KUBITSCHEK			CASCAVEL	PR	1.800,00	729,20	R$	1.600.306,37
RUA FRANCISCO PALMA CANO, 254			ALVORADA DO SUL	PR	1.200,00	141,54	R$	215.722,57
RUA DAS ORQUIDEAS, 502			CASCAVEL	PR	1.776,00	479,93	R$	1.018.910,72
RUA ALBERTO MALMANN			CASCAVEL	PR	2.000,00	12,65	R$	86.550,28
RUA ALBERT EINSTEIN			CASCAVEL	PR	1.739,33	225,74	R$	774.248,98
FAZENDA FLORESTA			CASCAVEL	PR	3.500,00	—	R$	13.705,92
AVENIDA PAULISTA, 700			CASCAVEL	PR	1.260,00	42,08	R$	202.992,66
AVENIDA LAGOA VERMELHA			CASCAVEL	PR	4.700,86	431,00	R$	3.155.822,72
AVENIDA BRASIL		GLEBA ESMERALDA	CASCAVEL	PR	804,00	12,65	R$	34.467,79
RUA SÃO JUDAS TADEU			ALTONIA	PR	1.200,00	—	R$	93.983,45
RUA BENEDITO SALLES, 1256			CARLOPOLIS	PR	968,00	106,32	R$	154.189,34
CHÁCARA CAPIM VERDE		TAINHAS	CARAMBEI	PR	1.445,25	—	R$	14.949,24
AVENIDA DOS PIONEIROS 2791			CARAMBEI	PR	1.765,00	122,28	R$	261.693,23
AVENIDA TIBAGI, 118			CAPITAO LEONIDAS MARQUES	PR	1.200,00	106,32	R$	191.312,80
AVENIDA BANDEIRANTES			CAPITAO LEONIDAS MARQUES	PR	600,00	10,21	R$	37.970,97
AVENIDA BRASIL, 124			CAPANEMA	PR	1.800,00	111,88	R$	384.369,54
RUA AUGUSTO THOMAS, 263			CANTAGALO	PR	705,83	91,95	R$	116.421,34
RUA DUQUE DE CAXIAS, 664			ALTONIA	PR	3.896,00	146,08	R$	540.571,08

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	32/56

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1B - IMÓVEIS OI

COMPLETE ADDRESS	ADDRESS - APSIS	NEIGHBORHOOD	CITY	STATE	TOTAL AREA	CONSTRUCTED AREA	FAIR VALUE IN DEZ/14
AVENIDA VISCONDE CHARLES DE LAGUICHE, 347			CANDIDO DE ABREU	PR	1.182,29	106,32	R$	166.811,90
RUA PROJETADA			CAMPO MOURAO	PR	648,00	—	R$	25.375,53
RUA PROFESSOR DANIEL PORTELA, 171			CAMPO MOURAO	PR	1.800,00	303,51	R$	982.720,43
RUA IRMAOS PEREIRA, 1031			CAMPO MOURAO	PR	1.978,80	1.445,58	R$	2.446.267,75
RUA DUQUE DE CAXIAS			CAMPO MOURAO	PR	588,00	10,21	R$	29.669,10
AVENIDA PRESIDENTE JOHN KENNEDY, 652			CAMPO MOURAO	PR	450,00	142,50	R$	247.929,21
RUA ESPIRITO SANTO, 247		JARDIM CECILIA	CAMPO MAGRO	PR	720,00	122,78	R$	168.787,54
RUA ANTONIO BOSA, 841			CAMPO MAGRO	PR	1.350,00	42,08	R$	161.874,90
RUA SAO PAULO		EXPEDICIONARIO	CAMPO LARGO	PR	1.024,80	142,50	R$	357.680,99
AVENIDA PAULISTA			ALTO PIQUIRI	PR	900,00	42,08	R$	85.513,35
RUA SETE DE SETEMBRO, 200			ABATIA	PR	1.600,00	144,72	R$	226.500,35
Av. Marechal Dutra, nº 920, Lts. 5 e 6 Qd. 28, esq. c/ a rua Joao Pessoa		Centro	RONDONOPOLIS	MT	2.507,20	1.323,51	R$	1.174.793,11
Av. Lins Internacional, Lt. 1-A Qd. 01		Vila Aurora	RONDONOPOLIS	MT	1.050,00	122,44	R$	104.426,05
Av. 4, Lt. 17 Qd. 15		Vila Naboreiro	RONDONOPOLIS	MT	825,00	—	R$	13.053,26
Rua Maria Alves, Lt. 1 Qd. 10		Distrito de Nova Galileia	RONDONOPOLIS	MT	2.000,00	32,35	R$	13.053,26
Rua Rio Branco, Lt. 10 Qd. 22		Jardim Santa Marta	RONDONOPOLIS	MT	599,50	126,96	R$	65.266,28
Rua F, Lt. 3 Qd. 7		Vila Campo Limpo	RONDONOPOLIS	MT	229,00	42,30	R$	6.526,63
Rua Tocantins, Lt. 2 Qd. 27		—	RIBEIRAO CASCALHEIRA	MT	5.270,10	42,30	R$	26.106,51
Av. dos Expedicionarios, nº 1222		Centro	RIBEIRAO CASCALHEIRA	MT	1.522,97	58,80	R$	32.633,14
Av. São Joao c/ rua Piracicaba, nº 296, Lt. 8C Qd. 40		Centro	PRIMAVERA DO LESTE	MT	1.592,00	228,88	R$	391.597,70
Rod. MT 373, Poxoreo / Juscimeira		Jardim Maria Andre	POXOREU	MT	2.500,00	42,30	R$	10.442,61
Av. Ludovico da Riva Neto, nº 3055 e n º 2848		Centro	ALTA FLORESTA	MT	4.000,00	163,22	R$	1.044.260,54
Rua Rio Grande do Sul, s/n		Centro	POXOREU	MT	100,00	59,26	R$	23.495,86
Av. Nossa Aparecida c/ rua Delfino Silverio Ferreira, Lt. 1 Qd. 05		—	POXOREU	MT	4.103,21	—	R$	6.526,63
Av. Cuiaba, s/n, Lts. 1 a 10 Qd.2		Centro	PORTO DOS GAUCHOS	MT	10.000,00	75,60	R$	39.159,77
Rua Dona Leopoldina, Lts. 1 e 2 Qd. 34		Centro	PORTO DOS GAUCHOS	MT	2.000,00	42,30	R$	65.266,28
Av. Mato Grosso, s/n		Centro	PORTO ESTRELA	MT	500,00	34,32	R$	13.053,26
Av. Goias, s/n, Qd. 22		Centro	PORTO ALEGRE DO NORTE	MT	8.100,00	126,00	R$	110.952,68
Av. Florespina Azambuja esq. c/ rua Manoel F. Pereira, Lts. 1 e 2 Qd. 24		Centro	PONTES E LACERDA	MT	1.592,00	122,78	R$	189.272,22
Av. Leonidio de Paula Correa, s/n		Centro	POCONE	MT	2.500,00	50,00	R$	65.266,28
Rua Joaquim Murtinho esq. c/ a rua 7 de Setembro, s/n		Centro	POCONE	MT	195,38	42,30	R$	26.106,51
Rua Silvio Jose de Castro Maia, nº 513, Qd. 26 (Rua 13 de maio)		Centro	ALTO ARAGUAIA	MT	400,00	145,46	R$	19.579,89
Rua Marechal Rondon, nº 491, Lt. 10 Qd. 15		Centro	PEDRA PRETA	MT	800,00	58,08	R$	65.266,28
Rua Campos Sales, Lts. 8 a 12 e 17 a 21 Qd. 3, Quarterao B		Centro	PEIXOTO DE AZEVEDO	MT	6.000,00	75,60	R$	104.426,05
Av. Rio Grande do Sul, nº 429 Lts. 31 e 34 Qd. 2		Centro	NOVA XAVANTINA	MT	1.500,00	201,70	R$	176.218,97
Rua Parana, nº 837W, Lts. 11 e 12 Qd. 29		Centro	NOVA OLIMPIA	MT	1.008,00	42,30	R$	104.426,05
Av. Caceres c/ Av. Mato Grosso, s/n, Lt. 4,5,6 e 7 Qd. 20		Centro	NOVA MONTE VERDE	MT	2.080,00	58,80	R$	45.686,40
Av. Parana, nº 117, Lt. 1 Qd. 62		Centro	NOVA CANAA DO NORTE	MT	2.000,00	58,80	R$	78.319,54
Travessa Paranapanema, s/n		Centro	NOVA BANDEIRANTES	MT	5.776,00	58,80	R$	79.164,74
Av. Coronel Botelho, s/n		Centro	NOSSA SENHORA DO LIVRAMENTO	MT	902,50	45,00	R$	26.106,51
Av. Joao Pessoa Lts. 1828 e 1787c/ Rua Mato Grosso, s/n		Centro	NORTELANDIA	MT	1.259,50	58,80	R$	32.633,14
Rua Goias, Lt. 9 Qd. 9, Ala A		Centro	NOBRES	MT	1.000,00	101,97	R$	1.305,33
Rua Paulo Mendonça, nº 402 c/ Praça 14 de Maio (Rua 6)		Centro	MIRASSOL DO OESTE	MT	1.462,00	126,97	R$	156.639,08
Qd. 46		Centro	LUCIARA	MT	8.100,00	NÃO	R$	39.159,77
(Av. Arthur Costa e Silva) Av. Eliseu Abreu Luz, s/n, Lt.10 Qd.9		Centro	LUCIARA	MT	792,00	58,08	R$	52.213,03

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LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1B - IMÓVEIS OI

COMPLETE ADDRESS	ADDRESS - APSIS	NEIGHBORHOOD	CITY	STATE	TOTAL AREA	CONSTRUCTED AREA	FAIR VALUE IN DEZ/14
Av. Florianópolis, s/n, Lts. 1 e 2 Qd. 3		Centro	JUSCIMEIRA	MT	900,00	58,80	R$	52.213,03
Rua Humberto de Campos, s/n		Centro	JUINA	MT	3.045,75	301,85	R$	163.165,71
Rua Vereador Almerindo R. Silva, s/n		Centro	JANGADA	MT	1.541,05	42,30	R$	32.633,14
Rua 13 de Junho, nº 843, area A		Centro	ITIQUIRA	MT	2.059,40	92,08	R$	111.074,04
Rua Jequitiba, s/n, Lt. 2 Qd. 46		Centro	GURANTA DO NORTE	MT	6.144,00	95,37	R$	153.478,35
Rua Parana, s/n		Centro	GUIRATINGA	MT	5.300,00	19,60	R$	65.266,28
Rua Jose Trindade, s/n		Centro	ALTO PARAGUAI	MT	910,00	65,58	R$	19.579,89
Av. Marechal Rondon, nº 508		Centro	GUIRATINGA	MT	1.046,24	101,97	R$	117.479,31
Rua São Sebastiao, s/n, Lts. 23,24,25,26 e parte do 22 Qd. 31		Centro	GENERAL CARNEIRO	MT	1.600,00	34,32	R$	26.106,51
Av. Julio Muller, nº 88, Lts. 16 e 18 Qd. 29		Centro	DOM AQUINO	MT	480,00	70,42	R$	39.159,77
Rua Quintino Bocauva, s/n		Centro	DIAMANTINO	MT	2.945,00	620,00	R$	326.331,42
Av. Cidade do Mexico (olyntho Neves), nº 130		Jardim das Americas	CUIABA	MT	4.519,60	428,49	R$	2.394.066,95
Av. Cidade do Mexico (olyntho Neves), nº 234		Jardim das Americas	CUIABA	MT	2.092,50	230,05	R$	896.912,77
Rua F, nº 301, area A, Qd. 12-A		Terra Nova	CUIABA	MT	714,50	126,97	R$	117.479,31
Av. Archimedes Pereira Lima, nº 2990		Santa Cruz I / II	CUIABA	MT	1.130,90	126,96	R$	130.532,57
Rua Primavera esq. c/ a rua Topazio,nº 382, Lt. 16 Qd. 27		Bosque da Saude	CUIABA	MT	360,00	101,97	R$	169.692,34
Av. Portugal esq. c/ a rua Moçambique, Lts. 3 e 4 Qd. 42		Santa Rosa	CUIABA	MT	895,00	126,97	R$	130.532,57
Av. Pedro Paulo de Faria Jr., nº 1760, Lts. 25 e 26		Distrito Industrial	CUIABA	MT	1.440,00	202,56	R$	182.745,59
Av. Osasco, s/n esq. c/ a rua Alenquer, nº 249		CPA I	CUIABA	MT	1.210,00	226,16	R$	248.011,88
Rua 01, nº 23, Qd. 13		CPA III	CUIABA	MT	250,00	101,97	R$	58.739,66
Rua Ministro Joao Alberto, nº 267		Araes	CUIABA	MT	1.044,24	126,97	R$	104.426,05
Rua Adauto Botelho, nº 122 esq. c/ a rua F, area “A” (Rua da Independencia)		Coxipo da Ponte	CUIABA	MT	3.654,63	1.615,45	R$	848.461,69
Av. Dr. Meirelher, Lt. 38 Qd. 26		Tijucal	CUIABA	MT	382,50	101,97	R$	117.479,31
Av. Soares Andrade (nº 1), Lts. 31,32 e 64 Qd. 3 fundopara rua D		1º de Março	CUIABA	MT	544,36	—	R$	22.190,54
Av. Coronel Cajango, nº 1700		Centro	ALTO GARÇAS	MT	1.120,00	125,48	R$	122.593,58
Av. Rio Branco, s/n, esq. c/ rua Goias		Centro	CURVELANDIA	MT	1.626,28	24,25	R$	61.089,40
Rua Sao Paulo, s/n, esq. c/ rua das Acacias, s/n, Lt.2 Qd.72		Centro	COMODORO	MT	2.500,00	75,57	R$	91.372,80
Rua WS, Lts. 7,8,9 e 10 Qd.7		Residencial B	COLNIZA	MT	1.200,00	32,35	R$	185.705,42
Av. Marechal Candido Rodon, nº 530, Lt. 6,7,8 Qd. 55		Centro	COLIDER	MT	1.809,16	95,01	R$	198.840,26
Rua Jose Alencar, Lt. 01 Qds. 144 e 145, Setor 01, Fundos c/ a Av. Parana		Centro	COLIDER	MT	32.474,71	61,42	R$	234.958,62
Chacara 107-F estrada Dilma esq. c/ estrada Gladys		Setor Urbano	CLAUDIA	MT	3.280,00	—	R$	27.411,84
Chacara nº 107 estrada Dilma esq. c/ estrada Gladys (Av. Gaspar Dutra, 737)		Gleba Celeste 5ª Parte	CLAUDIA	MT	25.200,00	—	R$	122.700,61
Av. Humero Mouser esq. c/ rua Tiradentes, s/n, Lt. 1 Qd. 29		Centro	CHAPADA DOS GUIMARAES	MT	390,00	106,60	R$	91.372,80
Rua Costa Marques, nº 577, c/ a rua Comandante Balduino		Centro	CACERES	MT	3.450,00	1.100,00	R$	132.350,23
Av. Trancredo Neves esq. c/ a rua Funcionários Plúblicos		Cavalhada	CACERES	MT	472,23	—	R$	19.231,56
Av. Tancredo Neves, s/n		Cavalhada	CACERES	MT	537,19	122,78	R$	335.108,10
Av. Rio Grande do Sul, nº 157, Lt. 1 A Qd. 50		Centro	CANARANA	MT	2.500,00	109,56	R$	234.958,62
Av. Brasilia, s/n, Lts. 21A2 Qd. 6		Centro	CAMPO VERDE	MT	3.186,21	130,76	R$	538.694,85
Av. Augusto Leverger, nº 1828 Qd. 4		Centro	BARAO DE MELGAÇO	MT	390,00	42,30	R$	26.106,51
Rua Pires de Campos, Lt. 16 Qd. 31		Centro	BARRA DO GARÇAS	MT	372,73	—	R$	48.653,40
Rua Amaro Leite, s/n, Lt. 8, Qd. 31		—	BARRA DO GARÇAS	MT	1.279,85	384,84	R$	462.760,42
Rua Amaro Leite, nº 407, Lt. 7, Qd. 31		Setor Sul I	BARRA DO GARÇAS	MT	450,00	190,13	R$	204.829,25
Rod. Cuiaba - Manso, Km 45, Comunidade Campo Limpo		—	ACORIZAL	MT	10.000,00	80,50	R$	6.526,63
Av. Araguaia, nº 957, Lt.1 Qd.11A		Jardim Amazonia	BARRA DO GARÇAS	MT	900,00	126,96	R$	91.946,49

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LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1B - IMÓVEIS OI

COMPLETE ADDRESS	ADDRESS - APSIS	NEIGHBORHOOD	CITY	STATE	TOTAL AREA	CONSTRUCTED AREA	FAIR VALUE IN DEZ/14
Rua Santa Cruz, nº 434		Centro	BARRA DO BUGRES	MT	800,00	—	R$	19.579,89
Av. Presidente Castelo Branco, nº 516		Centro	BARRA DO BUGRES	MT	400,00	94,93	R$	78.319,54
Rua dos Seringueiros, nº 197, Qd. 6 modulo 2		Centro	ARIPUANA	MT	2.400,00	301,85	R$	130.532,57
Rua Presidente Costa e Silva, Lt. 38 Qd. 15		Vila Nova	ARENAPOLIS	MT	776,80	—	R$	13.053,26
Rua Castelo Branco, Lt. 10, Qd. 7		Vila Nova	ARENAPOLIS	MT	264,00	38,69	R$	13.053,26
Rod. Arenapolis/Nortelandia		Ponte	ARENAPOLIS	MT	3.600,00	—	R$	1.957,99
Esplanada S, Lt. 12 Qd. 16		—	VILA RICA	MT	1.686,00	227,49	R$	150.112,45
Travessa do Palacio c/ Conde de Azambuja, s/n, Qd. 53		Centro	VILA BELA DA SANTISSIMA TRINDADE	MT	1.600,00	75,57	R$	91.372,80
Av. Estados Unidos, s/n, Lts. 17 e 18 Qd. 3		Centro	VERA	MT	2.250,00	58,08	R$	104.426,05
Av. Couto Magalaes c/ Av. Governador Ponce de Arruda, nº 260		Centro	VARZEA GRANDE	MT	3.139,19	954,00	R$	1.957.988,51
Rua Chile, s/n		Jardim Imperial	VARZEA GRANDE	MT	1.200,00	122,78	R$	45.686,40
Av. Castelo Branco, s/n		São Gonçalo	VARZEA GRANDE	MT	450,00	126,96	R$	104.426,05
Av. Presidente Dutra,s/n, Lts. 6 e 10 Qd. 15		Vila Nova	ARENAPOLIS	MT	540,00	61,44	R$	39.629,69
Rua do Amor, Lt. 6 Qd. 10, Nucleo G		Jardim Gloria	VARZEA GRANDE	MT	576,00	126,96	R$	78.319,54
Rua Morada Nova, Lt. 18		Parque do Lago	VARZEA GRANDE	MT	600,00	122,78	R$	91.372,80
Rua Ari Paes Barreto, s/n		Cristo Rei	VARZEA GRANDE	MT	645,00	126,97	R$	97.899,43
Av. 15 de Novembro, nº 809		Centro	TORIXOREU	MT	1.748,00	101,97	R$	45.686,40
Av. Tangara, s/n		Residencial Alto da Boa Vista	TANGARA DA SERRA	MT	450,00	—	R$	91.372,80
Av. Brasil, c/ a Praça Central, nº 60-E c/ Av. Tancredo Neves		Centro	TANGARA DA SERRA	MT	3.042,04	585,00	R$	1.248.886,53
Rua 30-A, Lts. 5 e 6 Qd. 2		Jardim Tangara II	TANGARA DA SERRA	MT	1.461,53	122,78	R$	104.426,05
Av. Curitiba, Lt. 1-B Qd. 93-C		—	SORRISO	MT	2.791,75	173,15	R$	783.195,41
BR 163, Charara 549 B1		São Cristovao	SINOP	MT	600,00	126,96	R$	78.319,54
Rua das Violetas, Lts. 21 e 22 Qd. 77, area A		Centro	SINOP	MT	1.120,00	122,78	R$	169.692,34
Rua Artur Francisco Xavier, nº 719		Centro	ARAPUTANGA	MT	1.575,00	58,08	R$	104.426,05
Av. das Figueiras esq. c/ Av. das Sibipirunas, Lts. 5 a 9 Qd. 15		Centro	SINOP	MT	2.520,00	305,76	R$	783.195,41
Rua Acre c/ a rua Rio Grande do Sul, s/n, Qd. 5-A		Centro	SÃO JOSE DO RIO CLARO	MT	3.300,00	69,10	R$	104.426,05
BR 242 c/ MT 219		Vila Santo Antonio	SÃO FELIX DO ARAGUAIA	MT	10.137,00	344,04	R$	78.319,54
Rua 13 de Junho esq. c/ a Praça Pedro Clestino		Centro	SANTO ANTONIO DO LEVERGER	MT	220,50	38,25	R$	19.579,89
Rua 18, Lts. 1,2,3 e 8 Qd. 39-C		Centro	SANTA CARMEM	MT	1.944,50	34,32	R$	45.686,40
Rua Carlos de Laet, Lt. 3 Qd. 54		—	SALTO DO CEU	MT	4.185,00	58,08	R$	45.686,40
Av. Sergipe, s/n, Qd. 20		Centro	SÃO JOSE DOS QUATRO MARCOS	MT	1.600,00	126,96	R$	104.426,05
Rua Castelo Branco, Lt. 2 Qd. 10		Centro	SÃO JOSE DO POVO	MT	4.500,00	34,32	R$	23.495,86
Av. Filinto Muller, Lt. 3 Qd. 20-A		Vila Operaria	RONDONOPOLIS	MT	700,00	165,66	R$	117.479,31
Av. Dr. Jose Morbeck, nº 361		Jardim Urania II	ARAGUAIANA	MT	3.960,00	42,30	R$	91.372,80
Praça Nossa Senhora de Brotas, s/n, c/ a rua Filhas da Caridade		Centro	ACORIZAL	MT	1.229,15	42,30	R$	32.633,14
RUA ANALIA TENORIO, 535		CENTRO	ITAQUIRAI	MS	720,00	58,08	R$	88.787,34
RUA BARAO DO RIO BRANCO, S/N		DISTRITO DE PIRAPORA	ITAPORA	MS	300,00	44,55	R$	43.495,57
RUA EDSON BEZERRA, S/N		SANTA TEREZINHA	ITAPORA	MS	1.677,00	24,25	R$	22.889,72
AV SÃO JOSE, 17		CENTRO	ITAPORA	MS	596,00	186,91	R$	219.644,75
AV PRESIDENTE VARGAS, 1800		CENTRO	IGUATEMI	MS	2.352,00	98,08	R$	232.030,29
RUA O PIONEIRO, 922		DIST. VILA CULTURAMA	FATIMA DO SUL	MS	700,00	42,30	R$	52.136,98
RUA EMILIANA BARROS, 1880		VILA EDUCACIONAL	FATIMA DO SUL	MS	8.048,63	80,50	R$	201.021,76
RUA CELCIO JOAQUIM DE BARROS, 1321		CENTRO	FATIMA DO SUL	MS	1.000,00	186,91	R$	195.313,48
RUA HOLANDA, 215		DISTRITO DO MORUMBI	ELDORADO	MS	450,00	32,35	R$	49.393,00
RUA VENCESLAU ONORIO DA SILVA, 146		JARDIM NOVO ELDORADO	ELDORADO	MS	8.467,82	90,04	R$	514.210,25
AV BRASIL, S/N		DISTRITO DE PANAMBI	DOURADOS	MS	420,00	44,27	R$	46.404,20

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LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1B - IMÓVEIS OI

COMPLETE ADDRESS	ADDRESS - APSIS	NEIGHBORHOOD	CITY	STATE	TOTAL AREA	CONSTRUCTED AREA	FAIR VALUE IN DEZ/14
RUA JOAO GOULART, 400		DISTRITO DE VILA VARGAS	DOURADOS	MS	176,00	35,90	R$	33.333,78
RUA 15 DE NOVEMBRO, S/N		DISTRITO DE INDAPOLIS	DOURADOS	MS	600,00	63,36	R$	66.385,50
RUA FREI ANTONIO, 1650		JARDIM AGUA BOA	DOURADOS	MS	720,00	122,78	R$	145.280,80
RUA FRANCISCO LUIZ VIEGAS, S/N		SÃO FRANCISCO	DOURADOS	MS	600,00	137,42	R$	164.832,52
AV PRESIDENTE VARGAS, S/N		VILA PROGRESSO	DOURADOS	MS	1.000,00	503,15	R$	781.187,34
RUA CYRO MELLO, 95		JARDIM TROPICAL	DOURADOS	MS	600,00	122,78	R$	215.768,39
RUA JOSUE VITORINO DA SILVA, 42		CENTRO	DOURADINA	MS	1.850,00	48,78	R$	70.442,93
AV REGINALDO LEMES DA SILVA, 783		CENTRO	DOIS IRMAOS DO BURITI	MS	325,00	55,80	R$	59.517,66
RUA 7 DE SETEMBRO, S/N		CENTRO	DEODAPOLIS	MS	864,00	108,63	R$	165.907,68
RUA CORREDOR PUBLICO, 3		DNER	COXIM	MS	3.540,00	76,44	R$	116.985,32
RUA BARAO DO RIO BRANCO, S/N		VILA SANTANA	COXIM	MS	1.950,00	224,29	R$	306.820,15
RUA VALDECI FELTRIN, S/N		DISTRITO PARAISO	COSTA RICA - PARAISO	MS	4.099,67	38,34	R$	84.206,36
RODOVIA MS 223		DIST. CHAPADÃO DOS BAÚS	COSTA RICA	MS	1.450,00	48,78	R$	3.369,93
RUA MARIA GARCIA GOMES, 372		CENTRO	COSTA RICA	MS	1.200,00	106,43	R$	241.839,50
RUA DOM AQUINO, 941		CENTRO	CORUMBA	MS	1.437,48	1.879,30	R$	2.775.530,78
RUA JOSE FRAGELI, S/N		NOVA CORUMBA	CORUMBA	MS	828,25	122,78	R$	130.723,16
RUA VALDOMIRO MACIEL, S/N		CENTRO	CORONEL SAPUCAIA	MS	2.000,00	63,36	R$	129.171,66
RUA ANA NERY, SN		CENTRO	CORGUINHO	MS	10.000,00	20,00	R$	67.480,38
RUA QUINZE, 532		CENTRO	CHAPADÃO DO SUL	MS	9.000,00	166,79	R$	485.958,35
RUA MANOEL THOMAS DA SILVA, 393		CENTRO	CASSILANDIA	MS	1.000,00	201,92	R$	226.909,32
AV. MATO GROSSO DO SUL, 660		VILA QUEBRACHO	ANAURILANDIA	MS	717,19	32,35	R$	38.737,43
RUA BALDOMERO COENGA, S/N		CENTRO	CARACOL	MS	800,00	29,70	R$	33.114,61
RUA PAULO FREIRE, 874		VILA PROGRESSO	CAMPO GRANDE	MS	1.008,00	205,09	R$	322.072,91
AV ANA BATISTA DE CAMINHA, S/N		JARDIM ITAMARACA	CAMPO GRANDE	MS	1.200,00	122,78	R$	137.448,85
RUA ACAIA, 712		JARDIM TARUMA	CAMPO GRANDE	MS	720,00	122,78	R$	131.183,29
AV CEL ANTONINO, 1477		CEL ANTONINO	CAMPO GRANDE	MS	1.200,00	241,23	R$	569.045,67
AV PRINCIPAL 1, 1142		NUCLEO INDUSTRIAL	CAMPO GRANDE	MS	600,00	61,43	R$	88.336,34
AV MARECHAL DEODORO, 3246		JARDIM TIJUCA	CAMPO GRANDE	MS	3.354,10	1.795,02	R$	2.248.576,59
RUA FREDERICO SOARES, 633		SANTA FE	CAMPO GRANDE	MS	720,00	205,09	R$	305.155,89
RUA SEBASTIAO TAVEIRA, 567		MONTE CASTELO	CAMPO GRANDE	MS	1.500,00	122,78	R$	254.928,16
RUA LONDRINA, 285		BAIRRO PANORAMA	CAMPO GRANDE	MS	910,00	122,78	R$	133.924,47
AV PRESIDENTE VARGAS, 890		VILA CINAMOMO	CAMPO GRANDE	MS	1.440,00	337,20	R$	420.312,27
RUA MIGUEL SEBA, 645		MATA DO JACINTO	CAMPO GRANDE	MS	840,00	205,09	R$	197.074,92
RUA ANTONIO BICUDO, 458		JD. SÃO LOURENÇO	CAMPO GRANDE	MS	720,00	205,09	R$	222.998,09
RUA ELESBAO MURTINHO, 380		UNIVERSITARIO	CAMPO GRANDE	MS	3.600,00	1.795,92	R$	2.369.190,20
RUA BELO HORIZONTE, 692		JARDIM IMA	CAMPO GRANDE	MS	480,00	116,66	R$	143.514,34
RUA NOVE DE JULHO, 129		JD. PIRATININGA	CAMPO GRANDE	MS	600,00	138,19	R$	149.785,02
RUA VITAL BATISTA, S/N		FIGUEIRAO VELHO	CAMAPUA - FIQUEIRAO	MS	1.008,00	45,75	R$	49.781,94
RUA DOS JESUITAS, S/N		CENTRO	CAMAPUA	MS	632,91	—	R$	41.307,68
RUA PARAGUAI, 629		DISTRITO NOVA AMERICA	CAARAPO - NOVA AMERICA	MS	750,00	32,35	R$	39.034,86
RUA SETE DE SETEMBRO, 26		CENTRO	CAARAPO	MS	1.120,00	185,24	R$	294.486,67
RUA PROJETADA, S/N		MORRARIA DO SUL	BODOQUENA	MS	360,00	30,00	R$	27.600,20
RUA JOSÉ ROQUE DE CARVALHO, 84		CENTRO	BODOQUENA	MS	484,30	100,50	R$	115.222,59
RUA EDUARDO PEIXOTO, 1462		CENTRO	BELA VISTA	MS	1.155,00	118,15	R$	162.426,93
RUA ATALIBA RAMOS, 1378		CENTRO	BATAYPORA	MS	630,00	52,29	R$	64.587,14
RUA RIO BRILHANTE, 226		CENTRO	BATAGUASSU	MS	1.998,00	76,32	R$	419.787,74
RUA 12 DE OUTUBRO, S/N		VILA MARQUES	ARAL MOREIRA	MS	281,25	48,78	R$	53.275,98
AV DARLINDO J. CARNEIRO, 1229		CENTRO	ALCINOPOLIS	MS	800,00	45,75	R$	55.420,94
RUA 2 DE MAIO, 340		CENTRO	ARAL MOREIRA	MS	600,00	58,08	R$	81.738,58
RUA DA MATRIZ, S/N		DISTRITO DE TAUNAY	AQUIDAUANA - TAUNAY	MS	450,00	32,35	R$	33.505,88

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	36/56

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1B - IMÓVEIS OI

COMPLETE ADDRESS	ADDRESS - APSIS	NEIGHBORHOOD	CITY	STATE	TOTAL AREA	CONSTRUCTED AREA	FAIR VALUE IN DEZ/14
RUA PROF BERNARDO BAHUR, S/N		CENTRO	VICENTINA	MS	600,00	32,35	R$	41.561,05
RUA JOSE ALEXANDRE, S/N		DISTRITO DE ARAPUA	TRES LAGOAS	MS	600,00	25,07	R$	3.915,98
RUA ELMANO SOARES, S/N		CENTRO	TRES LAGOAS	MS	872,00	791,50	R$	1.268.145,82
AV CLODOALDO GARCIA, S/N		SÃO FRANCISCO	TRES LAGOAS	MS	1.200,00	187,05	R$	235.890,65
RUA CORONEL JOAO FILGUEIRAS, S/N		SANTOS DUMONT	TRES LAGOAS	MS	10.000,00	80,50	R$	717.105,51
RUA DR MUNIR THOME, 701		CENTRO	TRES LAGOAS	MS	728,00	541,22	R$	801.984,82
RUA ANTONIO JOSE PANIAGO, 132		CENTRO	TERENOS	MS	702,00	89,33	R$	108.164,90
AV FELINTO MULLER, 118		CENTRO	TAQUARUSSU	MS	750,00	42,30	R$	43.652,36
AV. JOSE CARLOS DE C. ALEXANDRIA, 696		CENTRO	TACURU	MS	2.500,00	88,11	R$	103.167,85
RUA DA JUSTIÇA, 102		CENTRO	SONORA	MS	649,50	109,65	R$	117.451,44
AV MATO GROSSO DO SUL, S/N		ALTOS DO CAMBARU	SIDROLANDIA	MS	488,92	32,35	R$	32.401,84
RUA SANTA CATARINA, 541		CENTRO	SIDROLANDIA	MS	400,00	134,42	R$	201.590,70
RUA 7 DE SETEMBRO, 270		CENTRO	SETE QUEDAS	MS	3.900,00	103,00	R$	119.918,49
AV SÃO PAULO, S/N		CENTRO	SELVIRIA	MS	937,50	91,41	R$	97.651,31
RUA GETULIO VARGAS, 275		CENTRO	SÃO GABRIEL DO OESTE	MS	1.400,00	187,59	R$	473.354,54
RUA JOAO FERREIRA DA SILVA, S/N		CENTRO	SANTA RITA DO PARDO	MS	10.000,00	18,88	R$	27.465,63
RUA ALBINO COIMBRA, 101		CENTRO	ROCHEDO	MS	600,00	50,41	R$	54.452,23
RUA ALMIRANTE TAMANDARE, 80		CENTRO	RIO VERDE	MS	1.500,00	57,75	R$	164.112,34
RUA 7 DE SETEMBRO, 1283		DIST. PRUDENCIO THOMAZ	RIO BRILHANTE	MS	10.000,00	32,35	R$	38.950,40
RUA PROF. ETELVINA VASCONCELOS, 1000		CENTRO	RIO BRILHANTE	MS	900,00	186,91	R$	208.366,74
RUA SENADOR FILINTO MÜLLER, 921		VILA JABOUR	RIBAS DO RIO PARDO	MS	6.400,00	80,00	R$	439.976,21
RUA CORONEL PONCE, S/N		CENTRO	PORTO MURTINHO	MS	1.600,00	189,63	R$	224.902,76
RUA DOURADOS, 167		DISTRITO SANGA PUITA	PONTA PORA	MS	900,00	24,75	R$	24.767,30
RUA CORONEL PONCE, 630		JARDIM DAS EXPOSIÇOES	PONTA PORA	MS	720,00	122,78	R$	131.183,29
RUA ESPIRITO SANTO, 775		CENTRO	PEDRO GOMES	MS	800,00	58,08	R$	67.380,00
RUA DOMINGOS GREGOL, 884		CENTRO	PARANHOS	MS	2.500,00	63,09	R$	83.138,58
AV TRES LAGOAS, 2975		CENTRO	PARANAIBA	MS	4.135,00	90,04	R$	125.989,68
AV MARCO FREIRE, 874		CENTRO	NOVO HORIZONTE DO SUL	MS	900,00	48,78	R$	44.923,81
RUA CRISTO REI, 91		CENTRO	NOVA ANDRADINA	MS	800,00	199,88	R$	337.534,25
AV ANTONIO J.MOURA DE ANDRADE, S/N		DA TORRE	NOVA ANDRADINA	MS	10.020,00	80,50	R$	326.029,94
RUA ANTONIO PAULISTA, 158		NOVA ALVORADA	NOVA ALVORADA DO SUL	MS	510,00	42,30	R$	87.119,71
RUA DOM PEDRO II, S/N		JARDIM OURO VERDE	NIOAQUE	MS	1.250,00	58,08	R$	79.127,93
AV AMELIA FUKUDA, 44		CENTRO	NAVIRAI	MS	1.242,24	269,72	R$	600.567,39
RUA DO CARMO, 414		CENTRO	MIRANDA	MS	1.134,85	178,89	R$	50.869,00
RUA JOAO LOURENÇO DE LIMA, S/N		CENTRO	LAGUNA CARAPA	MS	5.937,53	42,30	R$	266.374,73
RUA COMANDANTE SOUZA LOBO, 12		CENTRO	LADARIO	MS	800,00	90,36	R$	93.221,11
RUA SANTA CATARINA, S/N		CENTRO	JUTI	MS	1.390,00	60,82	R$	94.252,42
RUA 14 DE MAIO, 589		CENTRO	JARDIM	MS	1.600,00	310,12	R$	489.205,65
RUA PEDRO CELESTINO, 678		DISTRITO DE JATOBA	JARAGUARI	MS	820,80	63,31	R$	66.752,72
RUA CUIABA, S/N		CENTRO	JAPORA	MS	450,00	55,80	R$	56.417,51
RUA ELAINA MARIA (ATUAL JOÃO HORÁCIO), QD. 6, LT. 13		CASTELÂNDIA	CASTELÂNDIA	GO	525,00	63,90	R$	68.490,62
RUA QUE DEMANDA VILA SÃO PATRÍCIO		CARMO DO CEDRO	CARMO DO RIO VERDE	GO	1.912,50	—	R$	24.964,35
AV. MUNICIPAL, QD. 2, LT. 6 (AV. CAMPOS VERDES)		CAMPOS VERDES	CAMPOS VERDES	GO	450,00	31,50	R$	48.813,28
PÇA. MANOEL PIO PEREIRA ESQ C/ AV. BERNARDO SAYÃO S/Nº		CAMPO ALEGRE DE GOIÁS	CAMPO ALEGRE DE GOIÁS	GO	2.625,00	79,39	R$	166.602,37
FAZENDA PIRAPITINGA DOS CORREIAS		SESMARIA	CAMPO ALEGRE DE GOIÁS	GO	1.350,00	—	R$	1.762,19
RUA BOA VISTA ESQ. C/ AV. CENTRAL, QD. 1, LT. 68 (AV. BERNARDO SAYÃO C/ RUA SANTANA)		CAMPINORTE	CAMPINORTE	GO	661,50	94,55	R$	136.435,60
RODOVIA GO-241, KM 40 (FAZENDA QUIXADAS DO CURIOLA)		ACAÇULÂNDIA	CAMPINORTE	GO	1.200,00	2,80	R$	3.069,90

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	37/56

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1B - IMÓVEIS OI

COMPLETE ADDRESS	ADDRESS - APSIS	NEIGHBORHOOD	CITY	STATE	TOTAL AREA	CONSTRUCTED AREA	FAIR VALUE IN DEZ/14
RODOVIA GO-241, KM. 88 - FAZENDA QUEIXADAS DO CORRIOLA		CAMPO LIMPO	CAMPINAÇU	GO	1.200,00	—	R$	1.566,39
AV. 15 DE NOVEMBRO, QD. 07, ÁREA 2		CAMPINAÇU	CAMPINAÇU	GO	1.402,95	60,12	R$	84.946,26
RUA GENIPAPO ESQ. C/ RUA MARACANÃ, S/N		CENTRO	ALTO HORIZONTE	GO	1.195,50	81,84	R$	89.184,86
RUA CAPITÃO JOÃO CRISÓSTOMO S/Nº, QD. 09, LT. 6		CALDAS NOVAS	CALDAS NOVAS	GO	609,22	255,00	R$	483.281,36
RODOVIA GO-213, QD. A LT. 01/03		JUNQUERLÂNDIA	CALDAS NOVAS	GO	1.150,09	—	R$	15.012,42
AV. A, QD. 2, LT. 9 - ESTRADA VELHA C.NOVAS/MARZAGÃO		ESTANCIA ITAJA	CALDAS NOVAS	GO	362,50	120,93	R$	333.785,12
RUA 14, QD. 35, LT. 26 - CENTRO ESQ. C/ AMÉRICO FERNANDES (Atual R. Humberto de Queiroz)		CAIAPÔNIA	CAIAPÔNIA	GO	286,00	71,23	R$	72.182,47
FAZENDA POMBAS		PLANALTO VERDE	CAIAPÔNIA	GO	1.200,00	—	R$	1.566,39
FAZENDA MORRINHOS - POVOADO DE BOA VISTA		BOA VISTA	CAIAPÔNIA	GO	2.397,42	—	R$	3.129,41
AV. AMÉRICO FERNANDES, QD. 35, LT. 25		CAIAPÔNIA	CAIAPÔNIA	GO	394,50	—	R$	51.495,10
RUA ILDEFONSO CARNEIRO C/ ATALIBA RIBEIRO, QD. 27, LT. A		CAÇU	CAÇU	GO	700,00	118,04	R$	140.558,46
RUA 1 Nº 39		CACHOEIRA DE GOIÁS	CACHOEIRA DE GOIÁS	GO	891,55	112,66	R$	125.460,91
AV. 12 DE JANEIRO S/N, QD. 45		CENTRO	ALOÂNDIA	GO	1.200,00	60,12	R$	79.647,94
RUA BELA VISTA ESQ. C/ AV. BRASIL Nº 61		CACHOEIRA ALTA	CACHOEIRA ALTA	GO	1.181,80	97,18	R$	108.958,98
ESTRADA MUNICIPAL CAÇU/APARECIDA DO RIO DOCE		RIBEIRÃO DOS PAULAS	CACHOEIRA ALTA	GO	1.200,00	—	R$	1.566,39
RUA DO COMÉRCIO S/Nº		CAMPO DAS PERDIZES	BURITI DE GOIÁS	GO	1.200,00	40,88	R$	79.848,13
AV. JK ESQ. C/ SÃO PAULO, QD. 02, LT. 01, 02 E 03		BURITI DE GOIÁS	BURITI DE GOIÁS	GO	1.189,58	64,48	R$	106.172,02
RUA ESPATÓDIAS C/ ANGELIM C/ PAINEIRAS, QD. 06		BURITI ALEGRE	BURITI ALEGRE	GO	2.675,00	—	R$	52.376,19
RODOVIA GO-508 (BURITI/MORRINHOS)		BURITI ALEGRE	BURITI ALEGRE	GO	6.265,00	47,96	R$	46.724,67
RUA LUIZ CARLOS DE CASTRO (ANTIGA RUA 3), QD. 68, LT. 04		BRITÂNIA	BRITÂNIA	GO	637,50	115,21	R$	142.526,28
RUA DAS PALMEIRAS, QD. 37, LT. 03, 04 E 05		ITACAIÚ	BRITÂNIA	GO	3.000,00	—	R$	39.159,77
RODOVIA GO-222 - NOVA VENEZA/INHUMAS - FAZENDA CAPOEIRÃO		DEUSLÂNDIA	BRAZABRANTES	GO	1.250,63	40,88	R$	36.121,36
AV. AURELIANO CAETANO MACHADO, S/Nº, QD.		BRAZABRANTES	BRAZABRANTES	GO	1.215,80	60,12	R$	87.995,50
RUA “B” ESQ. C/ CÂMARA FILHO, QD. 6-A, LT. 6		CENTRO	ALEXÂNIA	GO	600,00	79,39	R$	87.303,84
AV. PADRE MORAIS, QD. 01, LT. 23		BONFINÓPOLIS	BONFINÓPOLIS	GO	514,48	79,39	R$	77.239,25
AV. CAROLINA VIEIRA DA MOTA, 220, QD. 09, LT. 1		BOM JESUS DE GOIÁS	BOM JESUS DE GOIÁS	GO	540,79	204,78	R$	185.764,66
FAZENDA ÁGUA BRANCA		NOVA ZELÂNDIA	BOM JARDIM DE GOIÁS	GO	600,00	3,68	R$	3.542,45
AV. JOAQUIM CARLOS GARCIA ESQ. C/ ANA RITA DE FARIAS		BOM JARDIM DE GOIÁS	BOM JARDIM DE GOIÁS	GO	1.050,00	63,90	R$	106.181,90
RUA EGERINEU TEIXEIRA ESQ. C/ FRANCISCO MARQUES		BELA VISTA DE GOIÁS	BELA VISTA DE GOIÁS	GO	681,22	174,40	R$	175.738,75
RUA SEM DENOMINAÇÃO		MATA FEIA	BELA VISTA DE GOIÁS	GO	1.200,00	—	R$	15.663,91
AV. MIGUEL CORREA S/Nº		CONCEIÇÃO	BELA VISTA DE GOIÁS	GO	2.006,00	—	R$	65.266,28
SERRA SANTA BÁRBARA		PONTINHA	BARRO ALTO	GO	2.000,00	107,29	R$	104.506,42
RUA GOIÁS, QD. 5, LT. 10		BARRO ALTO	BARRO ALTO	GO	800,00	79,39	R$	84.693,18
FAZENDA BOCAINA DO PASSA TRÊS		BARRO ALTO	BARRO ALTO	GO	2.000,00	107,29	R$	88.842,65
AV. ANICUNS, QD. 8, LT. 09 E PARTE LT. 06 (Rua 17 Qd. 34 Lt. 02)		CENTRO	ALEXÂNIA	GO	450,00	86,10	R$	98.570,82
AV. MOREIRA ESQ. C/ RUA BORGES, LT. 01		SANTO ANTÔNIO DA LAGUNA	BARRO ALTO	GO	1.200,00	—	R$	23.495,86
PRAÇA CASTELO BRANCO S/Nº, C/ AV. SEBASTIÃO SIQUEIRA		CENTRO	WANDERLÂNDIA	TO	5.000,00	63,90	R$	149.257,65
RUA XV DE NOVEMBRO, 584, QD. 34, LT. 14		CENTRO	TOCANTINÓPOLIS	TO	7.100,00	214,06	R$	450.080,42
PRAÇA TIRADENTES ESQ. C/ NELSON LOUZEIRO		CENTRO	TOCANTÍNIA	TO	600,00	79,39	R$	95.135,79
RUA PLANALTO S/Nº		CENTRO	TAIPAS DO TOCANTINS	TO	2.000,00	95,18	R$	89.552,10
AV. IPÊ S/Nº, QD. C, LT. 14 E 15		CENTRO	SUCUPIRA	TO	1.320,00	95,18	R$	93.729,15
AV. BRASIL ESQ. C/ RUA 30 S/Nº, QD. 12, LT. 23 A 25		SOUZALÂNDIA	BARRO ALTO	GO	1.020,00	60,12	R$	74.948,77
LOTEAMENTO FAZENDA SERRA - GLEBA B, PARTE DO LOTE 90			SÍTIO NOVO DO TOCANTINS	TO	8.001,29	—	R$	10.444,29

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LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1B - IMÓVEIS OI

COMPLETE ADDRESS	ADDRESS - APSIS	NEIGHBORHOOD	CITY	STATE	TOTAL AREA	CONSTRUCTED AREA	FAIR VALUE IN DEZ/14
RUA BERTULINO DE SOUZA, QD. 38, LT. 16		CENTRO	SILVANÓPOLIS	TO	976,00	60,12	R$	54.690,12
ROD. SILVANÓPOLIS/PINDORAMA, LT. 6 - MARGEM DIR. RIO FORMIGA			SILVANÓPOLIS	TO	2.000,00	—	R$	1.305,33
PARTE DO LOTE 16			SILVANÓPOLIS	TO	1.200,00	—	R$	4.699,17
FAZENDA RAIZ			SILVANÓPOLIS	TO	1.200,00	—	R$	1.566,39
AV. ANDRÉ AIRES SOBRINHO, QD. 17, LT. 05 E 06 (ATUAL AV. TOCANTINS)		CENTRO	SÃO VALÉRIO DA NATIVIDADE	TO	1.576,50	74,92	R$	86.967,31
RUA MANOEL RODRIGUES DA SILVA S/Nº		CENTRO	SÃO SEBASTIÃO DO TOCANTINS	TO	2.000,00	65,18	R$	65.440,26
AV. PRAIÃO, QD. 16, LT. 09		CENTRO	SÃO SALVADOR DO TOCANTINS	TO	1.211,48	63,98	R$	70.399,03
AV. MANOEL SILVÉRIO DOURADO C/ PIAUÍ, QD. 61, LT. 01, 02, 03		CENTRO	SANTA TEREZA DO TOCANTINS	TO	1.200,00	79,61	R$	95.312,61
RUA ALICE AIRES DE SOUZA S/Nº (RUA ROSA NUNES DE SOUZA)		CENTRO	SANTA ROSA DO TOCANTINS	TO	1.200,00	79,61	R$	87.480,66
ESTRADA BARRA DO GARÇAS/PARABÓLICA - PERÍMETRO URBANO		BARRA DO GARÇAS	BARRA DO GARÇAS	GO	1.764,00	120,34	R$	142.772,53
AV. PARÁ, QD. 11, LT. 06 E 07		CENTRO	SANTA RITA DO TOCANTINS	TO	1.200,00	—	R$	7.831,95
AV. ACIOLI DA SILVA BARROS (ANTIGA RUA 4), QD. 24, LOTE 04		CENTRO	SANDOLÂNDIA	TO	1.200,00	79,39	R$	71.639,93
RUA MANOEL MATOS ESQ. C/ VIELA		CENTRO	SAMPAIO	TO	600,00	28,00	R$	30.336,34
AV. DO COLEGIAL, QD. 29, LT. 01		CENTRO	RIO SONO	TO	2.308,80	69,56	R$	86.044,68
AV. 12 ESQ. C/ RUA 6, QD. 18, LT. 03 A 05 (ATUAL RUA 05 ESQ. C/ RUA 08 QD. 10 - CENTRO)		CENTRO	PUGMIL	TO	1.247,50	69,56	R$	72.191,26
AV. MANOEL BATISTA FERREIRA, QD. 40, LT. 9-A		CENTRO	PRESIDENTE KENNEDY	TO	1.115,30	79,39	R$	85.645,42
AV. LUIZ LEITE RIBEIRO, QD. F, LT. 56 E 57 (PARTE)		CENTRO	PORTO NACIONAL	TO	800,00	214,06	R$	328.685,13
TRAVESSA 01 C/ RUA JÂNIO QUADROS, QD. 12, LT. 01		CENTRO	PORTO ALEGRE DO TOCANTINS	TO	1.200,00	79,61	R$	79.648,70
AV. DR. ALBENY FERRAZ S/Nº, ESQ. C/ RUA 3		CENTRO	PONTE ALTA DO TOCANTINS	TO	1.248,00	63,90	R$	75.793,92
RUA 3 ESQ. C/ RUA 11, QD. 05, LT. 04		CENTRO	PIUM	TO	768,20	79,39	R$	83.863,00
POVOADO DE ALLAN KARDEC - FAZENDA JOSÉ DE LIMA		ALLAN KARDEC	AVELINÓPOLIS	GO	1.200,00	3,68	R$	3.542,45
RUA PADRE ANTÔNIO S/Nº		CENTRO	PIRAQUÊ	TO	600,00	79,36	R$	71.615,82
AV. PEDRO LUDOVICO C/ AV. LACERDA, QD. 03, LT. 08		CENTRO	PEIXE	TO	4.200,00	60,12	R$	75.731,97
AV. E C/ RUAS 4 E 5, QD. 07, LT. 14 A 19		SETOR AEROPORTO	PEDRO AFONSO	TO	2.494,00	81,99	R$	228.671,78
AV. L ESQ. C/ RUA 21, QD. 109, LT. 07 E 08		CENTRO	PARANÃ	TO	2.000,00	79,39	R$	116.021,00
RUA JOSÉ DE ALENCAR, QD. 170, LT. 21		SETOR SERRANO	PARAÍSO DO TOCANTINS	TO	504,00	120,93	R$	149.825,57
AV. CASTELO BRANCO, QD. 19, LT. 02, Nº 961		CENTRO	PARAÍSO DO TOCANTINS	TO	1.250,00	520,00	R$	974.889,79
AV. TOCANTINS C/ PRAÇA BRASÍLIA, QD. SW- 01, LT. 01		AURENY	PALMAS	TO	538,60	—	R$	175.762,10
AV. TEOTÔNIO SEGURADO, QD. AANE-40, CONJ. QI-04, LT. 04		CENTRO	PALMAS	TO	2.340,00	60,00	R$	445.303,76
AV. MATO GROSSO ESQ. C/ RUA 7, S/Nº		AVELINÓPOLIS	AVELINÓPOLIS	GO	1.200,00	60,12	R$	63.984,04
AV. NS-1 QD. ACSU SO-20, CONJ. 2, LT. 06		CENTRO	PALMAS	TO	6.000,00	2.373,32	R$	3.728.158,94
AV. JK, QD. ACSV NE-14, LT. 20		CENTRO	PALMAS	TO	144,00	425,11	R$	216.097,75
ALAMEDA 6 C/ ALAMEDA 4, QD. ARSE 71, CONJ. QI-04, LT. 20-A		CENTRO	PALMAS	TO	427,50	112,25	R$	173.922,49
RUA 3 S/Nº		CENTRO	OLIVEIRA DE FÁTIMA	TO	600,00	25,62	R$	24.481,38
AV. DO CAIS, QD. 15, LT. 15		CENTRO	NOVO ACORDO	TO	667,50	70,18	R$	69.475,22
RUA 22 DE ABRIL ESQ. C/ RUA RUI BARBOSA, QD. 32		CENTRO	NOVA ROSALÂNDIA	TO	1.312,00	—	R$	4.281,47
RUA PRES. COSTA E SILVA C/ 7 DE SETEMBRO S/Nº		CENTRO	NOVA OLINDA	TO	1.600,00	60,12	R$	53.802,50
RUA CANADÁ (CAPITÃO R. COUTINHO) QD. 41 LT. 10 - CENTRO		AURILÂNDIA	AURILÂNDIA	GO	1.325,00	79,39	R$	81.103,54
AV 14 DE NOVEMBRO QD. 04 LT. 09 (ANT, RUA 1º DE JANEIRO ESQ. C/ DOM ORIONE)		CENTRO	NAZARÉ	TO	1.200,00	71,96	R$	77.416,16

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LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1B - IMÓVEIS OI

COMPLETE ADDRESS	ADDRESS - APSIS	NEIGHBORHOOD	CITY	STATE	TOTAL AREA	CONSTRUCTED AREA	FAIR VALUE IN DEZ/14
RUA PROF. ZACHARIAS NUNES DA SILVEIRA, QD.25, LT.12 E 13-A		CENTRO	NATIVIDADE	TO	737,50	63,90	R$	70.611,78
AV. EDMUNDA AIRES CAVALCANTE S/Nº		CENTRO	MONTE DO CARMO	TO	1.200,00	60,90	R$	88.105,89
AV. PRINCESA IZABEL C/ RUA 10, QD. 34-A, LT. 07 (QD. 44 LT. 07)		CENTRO	MIRANORTE	TO	600,00	92,64	R$	97.953,23
RUA 1º DE JANEIRO S/Nº		CENTRO	MIRACEMA	TO	1.138,43	58,52	R$	91.614,82
RUA ANTONIO NETO C/ MARIANO CAVALCANTE, QD. 42, LT. 01		CENTRO	MARIANÓPOLIS	TO	5.725,10	79,39	R$	123.592,93
RUA PEDRO SELEDOR S/Nº		CENTRO	LUZINÓPOLIS	TO	2.200,00	63,98	R$	80.139,69
RUA VICENTE PEREIRA DE SÁ, QD. 66, LT. 02		CENTRO	LAGOA DA CONFUSÃO	TO	1.200,00	63,98	R$	70.219,21
AVENIDA C, QD. 25, LT. 05		CENTRO	JAÚ DO TOCANTINS	TO	1.414,00	—	R$	22.148,77
AV. ALTAMIRO CAIO PACHEDO (ANTIGA KAMIURAS), LOTE 29 - Rua Antonio Fernando Roriz		ARUANÃ	ARUANÃ	GO	750,00	63,90	R$	90.517,99
RUA ANTONIO MURICI S/N		CENTRO	ITAGUATINS	TO	363,81	40,88	R$	47.103,12
RUA CASTELO BRANCO C/ PÇA. JOSÉ LOPES DA ROCHA		CENTRO	ITACAJÁ	TO	2.835,60	79,39	R$	86.016,26
RUA 2 Nº 758, QD. 14, LT. 05			GURUPI	TO	600,00	120,93	R$	136.354,61
LOTEAMENTO SANTO ANTONIO, LOTE 06 (PARTE) - GLEBA 1			GURUPI	TO	1.200,00	—	R$	15.663,91
AV. SERGIPE, QD. J, LT. 03			GURUPI	TO	525,00	120,93	R$	199.989,23
AV. ALFREDO NASSER (ANT. RUA 7), QD. 14, LT. 7		CENTRO	GURUPI	TO	800,00	940,00	R$	1.236.154,12
AV. PARANÁ, QD. 06, LT. 02 (PARTE)		CENTRO	GUARAÍ	TO	45,68	—	R$	10.017,07
TRAVESSA OESTE ESQ. C/ RUA AMÉRICA, QD. 12		ARENÓPOLIS	ARENÓPOLIS	GO	1.120,00	60,12	R$	62.939,78
AV. PARANÁ (ATUAL AV. RAIMUNDO ALENCAR LEÃO Nº 1655)		CENTRO	GUARAÍ	TO	759,32	156,51	R$	224.907,48
RUA 21 DE ABRIL, QD. 07, LT. 276		CENTRO	GOIATINS	TO	1.200,00	79,39	R$	110.799,70
RUA MINAS GERAIS C/ DEUSDETH DE OLIVEIRA, QD. 09, LT. 07		CENTRO	GOIANORTE	TO	679,32	65,38	R$	74.716,08
AV. ARAGUAIA, QD. 41, LT. 14		CENTRO	FORMOSO DO ARAGUAIA	TO	445,69	104,51	R$	15.841,54
AV. ARAGUAIA, QD. 41, LT. 13		CENTRO	FORMOSO DO ARAGUAIA	TO	602,69	—	R$	3.146,83
AV. ARAGUAIA, QD. 41, LT. 01		CENTRO	FORMOSO DO ARAGUAIA	TO	443,44	—	R$	2.327,08
AV. MAL. DEODORO DA FONSECA, LT. 261, 262 E 263			FILADÉLFIA	TO	2.505,00	60,12	R$	26.475,74
AV. MAL. DEODORO DA FONSECA, LT. 236-A E 265-A			FILADÉLFIA	TO	140,00	—	R$	973,12
AV. BERNARDO SAYÃO, 680, QD. 14, LT. 17 E 18		CENTRO	FIGUEIRÓPOLIS	TO	1.596,00	63,90	R$	82.607,72
RUA PORTO ALEGRE, 187, ESQ. C/ ANTONIO MARTINS BARROS		CENTRO	FÁTIMA	TO	1.282,50	79,39	R$	80.548,78
ÁREA DO CENTRO ESPÍRITA JOANA D’ARC (RUA DAS LARANJEIRAS) AV. CAETES		CAMPOS VERDES	ARENÓPOLIS	GO	1.200,00	2,08	R$	16.780,80
RUA 7 DE SETEMBRO ESQ. C/ RUA 13 DE MAIO (ATUAL JADER PIRES QD. 37 LT. 04)		CENTRO	DUERÉ	TO	1.006,50	63,90	R$	64.496,32
AV. BRASIL C/ PÇA. CASTELO BRANCO, QD. 17, LT. 6-A			DOIS IRMÃOS DO TOCANTINS	TO	1.679,70	40,88	R$	42.822,49
RUA CARIOCÃO (ATUAL AV. BERNARDO SAYÃO)		CENTRO	DARCINÓPOLIS	TO	1.200,00	71,96	R$	77.416,16
RUA 4 ESQ. C/ RUA 3, QD. 20, LT. 07 Nº 461		CENTRO	CRISTALÂNDIA	TO	476,00	96,76	R$	93.302,11
AV. BRASIL, CAIAPÓ E RUA 5, QD. 39, LT. 14 A 19		CENTRO	COUTO MAGALHÃES	TO	2.615,00	107,23	R$	154.452,30
AV. LONGUINHO VIEIRA JÚNIOR, QD. 38, LT. 17, 18 E 19		CENTRO	COLMÉIA	TO	1.610,40	63,90	R$	114.421,12
RUA STEFANY E. DA SILVA (ANT. RUA 11), QD. 18, LT. 05		CENTRO	COLINAS DO TOCANTINS	TO	738,12	235,41	R$	237.379,99
POVOADO TESOURAS		SÃO JOSÉ DA FAZENDINHA	ARAGUAPAZ	GO	1.449,16	—	R$	2.837,44
RUA PEDRO AVELINO DIAS NR. 19, QD. 16		AGUA LIMPA	AGUA LIMPA	GO	495,00	60,12	R$	67.704,21
AV. ARAGUACEMA C/ AV. BANANAL C/ AV. TOCANTINS		CENTRO	CASEARA	TO	10.000,00	71,96	R$	116.575,93
AV. BERNARDO SAYÃO, QD. 23, LT. 06 E 07		CENTRO	CARIRI DO TOCANTINS	TO	2.556,03	71,96	R$	74.518,54
RUA 9 ESQ. C/ RUA 10, QD. 10, LT. 5 E 6-A		CENTRO	BREJINHO DE NAZARÉ	TO	989,00	60,12	R$	52.193,03
AV. GOIÁS ESQ. C/ 7 DE SETEMBRO, QD. 02, LT. 07 E 08 (ATUAL RUA DESVAN FRASÃO C/ AV ANTONIO MATEUS)		CENTRO	BRASILÂNDIA	TO	1.078,60	63,98	R$	72.541,91

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	40/56

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1B - IMÓVEIS OI

COMPLETE ADDRESS	ADDRESS - APSIS	NEIGHBORHOOD	CITY	STATE	TOTAL AREA	CONSTRUCTED AREA	FAIR VALUE IN DEZ/14
3ª AVENIDA ESQ. C/ RUA 8, QD. 27, LT. 03		CENTRO	BERNARDO SAYÃO	TO	1.187,50	66,38	R$	71.952,36
AV. JK ESQ. C/ RUA BAHIA, QD. 11, LT. 155		CENTRO	BARROLÂNDIA	TO	600,00	60,90	R$	64.610,95
RUA CÍCERO CARNEIRO S/Nº		CENTRO	BANDEIRANTES	TO	1.200,00	71,96	R$	65.668,23
RUA GETÚLIO VARGAS S/Nº		CENTRO	BABAÇULÂNDIA	TO	1.344,00	71,96	R$	84.151,64
RUA DOM PEDRO I QD. W LT. 02 ESQ. C/ AV. CENTRAL S/Nº		CENTRO	AUGUSTINÓPOLIS	TO	1.014,00	109,25	R$	127.515,31
AV. MÁRIO DA COSTA ESQ. C/ AV. ARAGUAIA, PARTE QD. 07		CENTRO	ARAGUAPAZ	GO	1.760,00	79,39	R$	98.268,57
AV. AURELIANO RIBEIRO S/Nº		CENTRO	ARAGUANÃ	TO	1.053,97	74,92	R$	73.973,05
RUA TRAVESSA PINHEIRO, QD. 30, LT. 01 (Av. São Judas Tadeu)		SÃO MIGUEL	ARAGUAÍNA	TO	672,00	79,39	R$	169.069,44
RUA CHUVA DE PRATA, QD. 10 LT. 07-A c/ Aquarela Musical Lt.07		SONHOS DOURADOS	ARAGUAÍNA	TO	1.680,00	169,26	R$	223.756,90
RUA 14 DE JANEIRO, QD. 126B, LT. 11		SÃO JOÁO	ARAGUAÍNA	TO	420,50	120,93	R$	135.617,10
ATUAL ADENOR LYRA GOMES Qd.26 Lt.27			ARAGUAÇU	TO	1.282,59	63,90	R$	8.851,10
AV. PRESIDENTE VARGAS, QD. 15, LT. 08		CENTRO	ARAGUACEMA	TO	337,89	72,12	R$	18.665,78
Rua 15 de Novembro Qd.20 Lt.11		CENTRO	ANANAS	TO	4.413,92	63,90	R$	85.927,84
AV. PROGRESSO ESQ. C/ RUA PEDRO LUDOVICO QD. 100 LT. 09/11		CENTRO	ALVORADA	TO	962,50	63,90	R$	70.203,86
AV. GOIÁS Nº 624, QD. 17, LT. 16		CENTRO	ARAGOIÂNIA	GO	405,94	110,00	R$	133.450,23
Av. São Sebastião - Centro		CENTRO	ALMAS	TO	—	79,39	R$	78.675,37
RUA RIO DOS PATOS ESQ. C/ RUA PIRINEUS		ASSUNÇÃO DE GOIÁS	VILA PROPÍCIO	GO	1.155,00	43,21	R$	49.805,60
RUA DA MATRIZ S/Nº		PALITOZINHO (STA. BÁRBARA)	VICENTINÓPOLIS	GO	1.200,00	—	R$	26.106,51
AV. VICENTE FERREIRA, QD. 18, LT. 13		VICENTINÓPOLIS	VICENTINÓPOLIS	GO	804,00	79,39	R$	90.045,02
RUA PRINCIPAL S/Nº		CARAÍBA	VIANÓPOLIS	GO	1.200,00	—	R$	4.699,17
RUA FRANCISCO JOAQUIM DA LUZ, QD. 18, LT. 10		VIANÓPOLIS	VIANÓPOLIS	GO	630,00	102,84	R$	152.555,59
RODOVIA GO-010 - VIANÓPOLIS/LUZIÂNIA		ESMERIL (ADENILOPOLIS)	VIANÓPOLIS	GO	1.185,00	—	R$	1.435,86
RUA 4 ESQ. C/ N. S. DA ABADIA, QD. 1 (PARTE)		VARJÃO	VARJÃO	GO	2.880,00	63,90	R$	88.951,60
RUA 15 DE NOVEMBRO,S/Nº (JOSÉ R. DE MIRANDA)		URUTAÍ	URUTAÍ	GO	600,00	79,39	R$	83.387,86
RUA PEDRO LUDOVICO, QD. 43, LT. 02-A		CENTRO	ARAGARÇAS	GO	498,52	101,34	R$	113.986,35
FAZENDA CONCEIÇÃO / OLHO D’ÁGUA		FRANCISNÓPOLIS	URUANA	GO	1.200,00	—	R$	1.566,39
AV. TOCANTINS C/ MANOEL F. PIRES, QD. 30, LT. 57/4 E 55		URUANA	URUANA	GO	600,00	79,39	R$	83.387,86
RUA GOIÁS ESQ. C/ NIQUELÂNDIA, QD. 27, LT. 05 (R. ISABEL)		URUAÇU	URUAÇU	GO	1.942,70	373,70	R$	553.938,84
RUA DOS SABIÁS ESQ. C/ AV. DAS PERDIZES, QD. 22, LT. 4/5		UIRAPURU	UIRAPURU	GO	870,00	79,39	R$	71.757,41
RUA DA IGREJA VELHA S/Nº		VILA SERTANEJA	UIRAPURU	GO	1.200,00	40,88	R$	48.520,31
RODOVIA SANTA HELENA/EDÉIA		FORMOZINHA	TURVELÂNDIA	GO	1.200,00	—	R$	1.566,39
AV. JOSÉ MÁRIO DA COSTA REZENDE, QD. 14, LT. 09		TURVELÂNDIA	TURVELÂNDIA	GO	419,86	63,90	R$	65.059,57
AV. ANICUNS ESQ. C/ RUA 8, QD. 8 (ATUAL IRMA GERALDINA J. SILVA QD. 29 LT. 01)		TURVÂNIA	TURVÂNIA	GO	686,50	79,39	R$	113.093,81
AV. PRESIDENTE VARGAS Nº 136, QD. 22 LT. 10 - CENTRO		TROMBAS	TROMBAS	GO	938,16	63,90	R$	75.850,66
RUA DR. IRANY FERREIRA Nº 45, QD. 20, LT. 28		TRINDADE	TRINDADE	GO	658,75	144,00	R$	416.696,01
AV. JOSÉ JACINTO DA SILVA C/ RUA CEARÁ, Nº 72		ARAÇU	ARAÇU	GO	513,45	79,39	R$	80.563,46
AV. APARECIDA C/ AV. GUAPÓ, QD. 45, LT. 03		TRINDADE	TRINDADE	GO	741,05	187,05	R$	343.799,67
RUA 3 C/ 14, QD. 08, LT. 05 (NAZIR HORÁCIO FÉLIX)		TRÊS RANCHOS	TRÊS RANCHOS	GO	1.339,50	60,12	R$	100.774,64
FAZENDA SACO		TRÊS RANCHOS	TRÊS RANCHOS	GO	1.500,00	57,37	R$	48.067,87
RUA UMBELINO FILHO, QD. 34, LT. 02		TEREZÓPOLIS DE GOIÁS	TEREZÓPOLIS DE GOIÁS	GO	600,00	79,39	R$	75.555,91
RUA JOAQUIM NETO DO PRADO, QD. B, LT. 08 E 10		TAQUARAL DE GOIÁS	TAQUARAL DE GOIÁS	GO	720,00	63,90	R$	83.208,17
AV. DOMIRO FERNANDES DE SOUZA - FAZ. BOA VISTA		ENGENHEIRO VALENTE	SILVÂNIA	GO	1.120,00	—	R$	1.461,96
AV. DOM BOSCO, 736, QD. 01, LT. 263		SILVÂNIA	SILVÂNIA	GO	1.472,50	63,90	R$	243.567,43
AV. AUGUSTO C/ GERSON CHAVES, QD. 70, LT. 02		JARDIM DAS MORANGAS	SERRANÓPOLIS	GO	1.050,00	63,90	R$	71.917,10

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	41/56

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1B - IMÓVEIS OI

COMPLETE ADDRESS	ADDRESS - APSIS	NEIGHBORHOOD	CITY	STATE	TOTAL AREA	CONSTRUCTED AREA	FAIR VALUE IN DEZ/14
RUA DO JARDIM C/ DES. MATA TEIXEIRA, QD. 08-A, LT. 01		SENADOR CANEDO	SENADOR CANEDO	GO	1.187,50	124,04	R$	208.199,63
AV. DAS PALMEIRAS ESQ. C/ GUILHERME VELOSO S/Nº		SÃO MIGUEL DO PASSA QUATRO	SÃO MIGUEL DO PASSA QUATRO	GO	1.000,00	71,95	R$	70.881,49
AV. AEROPORTO, 453, PARTE QD. 39		CENTRO	APORÉ	GO	4.469,38	63,90	R$	109.698,19
AV. MINAS GERAIS C/ RUA 2, QD. 50, LT. 02/03		SÃO MIGUEL DO ARAGUAIA	SÃO MIGUEL DO ARAGUAIA	GO	787,50	175,36	R$	202.618,41
ALAMEDA ARAGUAIA S/Nº (SALUSTRIANO MARTINS)		LUIZ ALVES	SÃO MIGUEL DO ARAGUAIA	GO	1.187,50	79,39	R$	110.310,20
RUA 1 S/Nº - FAZENDA BONSUCESSO OU SÍTIO VELHO (ATUAL RUA 06 Nº296 QD. D LT. 01, VILA SANTANA)		SÃO LUIZ DO NORTE	SÃO LUIZ DO NORTE	GO	1.200,00	9,88	R$	6.871,67
RUA CÓRREGO DO OURO C/ FIRMINÓPOLIS, QD. J, LT. 07		SILVOLÂNDIA	SÃO LUIS DE MONTES BELOS	GO	555,00	43,21	R$	56.462,76
PRAÇA SÃO SEBASTIÃO, QD. 27, LT. 10		ROSALÂNDIA	SÃO LUIS DE MONTES BELOS	GO	647,50	43,21	R$	119.248,93
AV. RIO CLARO C/ RIO DOCE Nº 1495, QD. 28, LT. 11 A 13		SÃO LUIS DE MONTES BELOS	SÃO LUIS DE MONTES BELOS	GO	2.183,07	939,70	R$	946.421,47
AV. PRINCIPAL QD.L 01 LT. 01 (ANT. FAZENDA SANTANA)		SÃO LUIS DE MONTES BELOS	SÃO LUIS DE MONTES BELOS	GO	2.125,50	—	R$	2.774,47
AV. GOIÁS ESQ. C/ RUA ORIENTE, QD. 20, LT. 11		BRASILÂNDIA	SÃO LUIS DE MONTES BELOS	GO	1.050,00	40,88	R$	87.680,08
RUA PALMEIRAS, 599, QD. 19, LT. 08-A E 09		SÃO JOÃO DA PARAÚNA	SÃO JOÃO DA PARAÚNA	GO	600,00	79,39	R$	71.639,93
RUA BACURI, QD. 04 Lt. 04 - Praça dos Bacuris - Vila Florença		SANTO ANTÔNIO DE GOIÁS	SANTO ANTÔNIO DE GOIÁS	GO	1.200,00	40,88	R$	48.520,31
RODOVIA BR-364 ESQ. C/ AV. CEL. BELMIRO N. DA SILVA (ATUAL OTILDES LUIZ)		APARECIDA DO RIO DOCE	APARECIDA DO RIO DOCE	GO	600,00	79,39	R$	102.967,74
RUA DONA JÚLIA Nº 275, QD. 08, LT. 02		SANTA TEREZINHA DE GOIÁS	SANTA TEREZINHA DE GOIÁS	GO	360,00	58,96	R$	56.786,16
FAZENDA PINDAÍBAS - POVOADO		MARTINÓPOLIS	SANTA TEREZINHA DE GOIÁS	GO	2.000,00	2,08	R$	3.727,54
FAZENDA CEDRO OU CEDRO DOS CUBAS		CEDROLINA	SANTA TEREZINHA DE GOIÁS	GO	1.200,00	—	R$	1.566,39
AV. BRASÍLIA, QD. 10, LT. 1, 2 E 3		LUZELÂNDIA	SANTA TEREZINHA DE GOIÁS	GO	1.294,50	25,62	R$	45.937,67
RUA JOÃO LÚCIO S/Nº		SANTA ROSA DE GOIÁS	SANTA ROSA DE GOIÁS	GO	1.200,00	60,12	R$	63.984,04
FAZENDA RIO DOS BOIS (imóvel cadastrado em Barro Alto - GO) (RUA 02 QD. 02 LT. 04)		PLACA	SANTA RITA DO NOVO DESTINO	GO	1.200,00	—	R$	1.566,39
AV. BANDEIRANTES S/Nº, ESQ. C/ SANTO ANTÔNIO		VERDELÂNDIA	SANTA RITA DO NOVO DESTINO	GO	2.000,00	60,12	R$	66.594,69
AV. ZECA FERREIRA, QD. 47, LT. 7		SANTA RITA DO ARAGUAIA	SANTA RITA DO ARAGUAIA	GO	800,00	101,34	R$	112.777,62
RUA X-27, QD. 79, LT. 10/11 - SITIO SANTA LUZIA		SANTA LUZIA	APARECIDA DE GOIÂNIA	GO	780,00	120,93	R$	178.647,16
RUA 04		CIRILÂNDIA	SANTA ISABEL	GO	600,00	69,56	R$	67.655,25
AV. LUZIA MARIA DE LIMA C/ ALTINA DE SOUZA, Q. 23, LT. 12/15		SANTA ISABEL	SANTA ISABEL	GO	1.015,00	60,12	R$	74.818,24
RUA PAULO LOPES, QD. 8		SANTA HELENA DE GOIÁS	SANTA HELENA DE GOIÁS	GO	240,00	—	R$	21.372,27
RUA PAULO LOPES Nº 500 ( RUA MAGUEIRA QD. 13 LT. 05 )		SANTA HELENA DE GOIÁS	SANTA HELENA DE GOIÁS	GO	1.350,00	353,50	R$	71.414,47
FAZENDA ALAGOAS E CAMPO ALEGRE - CABECEIRA DA MATINHA		SANTA HELENA DE GOIÁS	SANTA HELENA DE GOIÁS	GO	9.000,00	—	R$	11.747,93
RUA JOSÉ BONIFÁCIO C/ GOIÁS, QD. 4, LT. 14, 15 E PARTE 13/16		SANTA FÉ DE GOIÁS	SANTA FÉ DE GOIÁS	GO	922,00	63,90	R$	65.800,34
RUA FRANCISCO DE AMORIM S/Nº		SANTO ANTÔNIO DA ESPERANÇA	SANTA CRUZ DE GOIÁS	GO	1.015,00	—	R$	13.249,06
PRAÇA JOSÉ GOMES VIEGAS S/Nº		SANTA CRUZ DE GOIÁS	SANTA CRUZ DE GOIÁS	GO	1.200,00	60,12	R$	71.815,99
FAZENDA SESMARIA		SANTA CRUZ DE GOIÁS	SANTA CRUZ DE GOIÁS	GO	400,00	—	R$	1.044,26
RUA ALFREDO NASSER ESQ. C/ CASTELO BRANCO S/Nº (ATUAL MIGUEL ARAUJO DA SILVA)		SANTA BÁRBARA DE GOIÁS	SANTA BÁRBARA DE GOIÁS	GO	779,23	63,90	R$	66.615,46
RUA SÃO BERNARDO, QD. 4, LT. 6-A/7 - CENTRO		CENTRO	APARECIDA DE GOIÂNIA	GO	798,00	92,79	R$	189.159,42
RUA 5, QD. 10, LT. 1		APARECIDA DA FARTURA	SANCLERLÂNDIA	GO	570,02	40,88	R$	47.737,12
ESTRADA DE ACESSO AO POVOADO		MORRO ALTO	SANCLERLÂNDIA	GO	980,00	—	R$	1.279,22
AV. INDEPENDÊNCIA, QD. 06, LT. 12		SANCLERLÂNDIA	SANCLERLÂNDIA	GO	468,20	63,90	R$	75.804,36
RUA SEN. GONZAGA JAIME C/ PRAÇA MARINHO NETO DO PRADO		WALDELÂNDIA	RUBIATABA	GO	780,00	35,00	R$	79.038,19
RUA CANJARANA, QD. 111, LT. 53/51		RUBIATABA	RUBIATABA	GO	696,00	175,36	R$	231.792,44

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	42/56

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1B - IMÓVEIS OI

COMPLETE ADDRESS	ADDRESS - APSIS	NEIGHBORHOOD	CITY	STATE	TOTAL AREA	CONSTRUCTED AREA	FAIR VALUE IN DEZ/14
RUA SÃO LUIZ, QD. 56, LT. 2/3		RIVERLÂNDIA	RIO VERDE	GO	1.215,00	71,96	R$	216.432,04
RUA BELMIRO CÂNDIDO DE ABREU, QD. 12, LT. 09		VITÓRIA REGIA	RIO VERDE	GO	375,00	174,96	R$	238.519,71
RUA 18, QD. 52, LT. 04, Nº 254		RIO VERDE	RIO VERDE	GO	404,19	174,96	R$	272.520,18
PRAÇA JOAQUIM DA S. LEÃO (RUA JOAQUIM PEDRO), 324		RIO VERDE	RIO VERDE	GO	1.643,82	1.112,00	R$	2.483.791,34
RUA J-08, QD. 32, LT. 15/16 - MANSÕES PARAÍSO		MANSÕES PARAISO	APARECIDA DE GOIÂNIA	GO	743,50	225,74	R$	297.894,76
FAZENDA LAGE - ROD. RIO VERDE/SANTA HELENA, A 161 M A ESQ.		RIO VERDE	RIO VERDE	GO	10.000,00	—	R$	13.053,26
FAZENDA BARRA - A 1 KM DA RODOVIA RIO VERDE/ITUMBIARA		RIO VERDE	RIO VERDE	GO	4.200,00	—	R$	5.482,37
AV. BRASIL, QD. 29, LT. 05 E 06		OUROANA	RIO VERDE	GO	1.018,40	79,39	R$	595.545,44
POVOADO BOA ESPERANÇA - FAZ. PEDRA DE FOGO		BOA ESPERANÇA	RIO QUENTE	GO	1.200,00	—	R$	4.699,17
ESTRADA DE ACESSO AO AEROPORTO, QD. GL-04, LT. 01		ESPLANADA	RIO QUENTE	GO	1.800,00	84,49	R$	302.865,61
AV. SANTA EFIGÊNIA, QD. 6, LT. 11 E 12, Nº 405		RIANÁPOLIS	RIANÁPOLIS	GO	1.087,50	79,39	R$	85.101,10
RODOVIA BR-153, KM 1085		RIALMA	RIALMA	GO	6.181,40	—	R$	4.034,37
PRAÇA DA IGREJA - FAZENDA OLHO D’ÁGUA		RIALCEMA	RIALMA	GO	1.200,00	—	R$	1.566,39
RUA DOURADOS, QD. 126, LT. 13/16 - ST. DOS ANFONSOS		ST. DOS AFONSOS	APARECIDA DE GOIÂNIA	GO	1.775,00	234,36	R$	373.717,98
AV. ANICUNS, QD. 8, LT. 09 E PARTE LT. 06		CENTRO	ADELÂNDIA	GO	393,75	79,39	R$	76.187,36
FAZENDA DOM QUIXOTE - ZONA RURAL		RIALMA	RIALMA	GO	225,00	—	R$	587,40
AV. PEDRO FELINTO REGO E RUA 28		RIALMA	RIALMA	GO	2.253,48	—	R$	88.245,76
AV. PEDRO FELINTO DO REGO C/ RUA 36 E 28-QDS 36 A 40 S/Nº		RIALMA	RIALMA	GO	12.673,22	120,93	R$	593.475,22
AV. RUI BARBOSA Nº 170		QUIRINÓPOLIS	QUIRINÓPOLIS	GO	1.400,00	381,15	R$	415.988,34
RUA OSWALDO CRUZ, QD. 19, LT. 01		PROFESSOR JAMIL	PROFESSOR JAMIL SAFADY	GO	1.200,67	81,41	R$	81.104,15
RUA ALEXÂNIA, QD. 30, LT. 18 E 19		PROFESSOR JAMIL (TREVO FLORESTA)	PROFESSOR JAMIL SAFADY	GO	913,90	—	R$	11.929,37
RODOVIA GO-194 - FAZENDA FORMIGUINHA		VILA SÃO PEDRO	PORTELÂNDIA	GO	1.200,00	—	R$	1.566,39
AV. JK ESQ. C/ RUA 4, QD. E		PORTELÂNDIA	PORTELÂNDIA	GO	2.000,00	79,39	R$	84.693,18
AV. RIO DOS BOIS ESQ. C/ RUA CURITIBA, QD. 13 LT. 01/02		PORTEIRÃO	PORTEIRÃO	GO	1.187,50	79,39	R$	79.308,72
RUA DO IPÊ ESQ. C/ RUA DOS CRAVOS, QD. 23, LT. 4, 5 E 22 - PARQUE PRIMAVERA		PARQUE PRIMAVERA	APARECIDA DE GOIÂNIA	GO	1.492,50	—	R$	194.819,86
RUA 7 ESQ. C/ RUA 14, QD. 33, LT. 1		PORANGATU	PORANGATU	GO	1.320,00	940,00	R$	1.042.443,79
FAZENDA PRESIDIO DE STA CRUZ		GRUPELÂNDIA	PORANGATU	GO	1.200,00	—	R$	1.566,39
AV. ADELINO AMÉRICO DE AZEVEDO - ÁREA 2		PORANGATU	PORANGATU	GO	769,00	120,93	R$	227.688,24
RUA PONTALINA, QD. 2, LT. 02, 03 E 04		DOIS IRMÃOS	PONTALINA	GO	1.429,75	—	R$	70.919,00
RUA GOIÁS, QD. 28, LT. 04		PONTALINA	PONTALINA	GO	990,00	417,68	R$	490.773,87
RUA D, QD. 23, LT. 08 E 09		DOIS IRMÃOS	PONTALINA	GO	900,00	—	R$	38.768,17
RUA MANOEL GONÇALVES DE ARAÚJO Nº 20		PIRES DO RIO	PIRES DO RIO	GO	1.581,64	448,50	R$	566.927,61
RUA SIZENANDO JAIME Nº 10, QD. 25, LT. 03		PIRENÓPOLIS	PIRENÓPOLIS	GO	937,04	90,00	R$	255.806,89
RUA PIRENÓPOLIS ESQ. C/ RUA LAGO DAS ROSAS		JARANÁPOLIS	PIRENÓPOLIS	GO	2.762,71	79,39	R$	424.431,60
RUA 1 S/Nº		LAGOLÂNDIA	PIRENÓPOLIS	GO	2.000,00	43,21	R$	426.326,79
RUA CANNES C/ AV. DAS NAÇÕES, QD. 41, LT. 20, 21, 26 E 27 - CAMPOS ELISÉOS		CAMPOS ELISÉOS	APARECIDA DE GOIÂNIA	GO	1.453,28	225,74	R$	371.133,97
RODOVIA GO-338 (PIRENÓPOLIS/GOIANÉSIA), - FAZENDA BREJÃO		PLACA	PIRENÓPOLIS	GO	1.176,78	—	R$	1.536,08
LARGO DA IGREJA S/Nº		BOM JESUS	PIRENÓPOLIS	GO	1.181,41	—	R$	308.424,96
LARGO DA CAPELA		RIO DO PEIXE	PIRENÓPOLIS	GO	1.200,00	—	R$	234.958,62
FAZENDA CAXAMBU, PAULISTA, TAVARES OU PAREDÃO		CAXAMBU	PIRENÓPOLIS	GO	2.000,00	2,08	R$	6.338,19
AV. BERNARDO SAYÃO, CONFRONTANDO COM POSTO DE SAÚDE		RADIOLÂNDIA	PIRENÓPOLIS	GO	1.340,00	2,08	R$	403.418,52
RUA GETÚLIO VARGAS S/Nº		PIRANHAS	PIRANHAS	GO	1.250,00	228,07	R$	215.939,43

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	43/56

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1B - IMÓVEIS OI

COMPLETE ADDRESS	ADDRESS - APSIS	NEIGHBORHOOD	CITY	STATE	TOTAL AREA	CONSTRUCTED AREA	FAIR VALUE IN DEZ/14
ROD. GO 470 ROCHEDINHO/PIRACANJUBA - FAZENDAS CACHOEIRA E BOA VISTA		CENTRO JOSÉ MARCELINO	PIRACANJUBA	GO	1.200,00	3,68	R$	3.542,45
ROD. GO 147 - FAZENDA SÃO PEDRO DO PALMITO		PIRACANJUBA	PIRACANJUBA	GO	6.400,00	57,37	R$	54.463,97
RUA 22, QD. 44, LT. 17 - INDEPENDÊNCIA		BAIRRO INDEPENDÊNXIA	APARECIDA DE GOIÂNIA	GO	370,27	120,93	R$	145.527,13
PRAÇA GUARDA-MOR PINHEIRO, QD. 26, LT. 07		PIRACANJUBA	PIRACANJUBA	GO	199,05	—	R$	18.187,76
AV. DR. PEDRO LUDOVICO TEIXEIRA, QD. 325, LT. 333		PIRACANJUBA	PIRACANJUBA	GO	494,20	174,00	R$	197.903,06
RUA JOSÉLIO RODRIGUES DO NASCIMENTO, QD. 09, LT. 06		PILAR DE GOIÁS	PILAR DE GOIÁS	GO	600,00	84,26	R$	95.133,96
RUA JOAQUIM PEDRO DOS SANTOS Nº 140		PETROLINA DE GOIÁS	PETROLINA DE GOIÁS	GO	380,00	83,16	R$	79.238,62
RUA JOAQUIM PEDRO DOS SANTOS C/ DEOLINO DA FONSECA LEMOS		PETROLINA DE GOIÁS	PETROLINA DE GOIÁS	GO	2.199,00	—	R$	40.185,76
FAZENDA LAGOA FÉLIX		VENIÁPOLIS	PETROLINA DE GOIÁS	GO	1.200,00	—	R$	1.566,39
RUA BENJAMIM CONSTANT, QD. 23, LT. 04		PARAÚNA	PARAÚNA	GO	1.170,00	174,40	R$	247.076,36
FAZENDA SÃO JOSÉ		PARAÚNA	PARAÚNA	GO	5.130,00	42,96	R$	37.876,32
AV. ZOROASTRO ARTIAGA, QD. 1, LT. 6/15 - CIDADE SATÉLITE SÃO LUIZ		CID. SAT. SÃO LUIZ	APARECIDA DE GOIÂNIA	GO	600,00	232,95	R$	304.707,79
RUA VITERCIDES SERAFIM PEREIRA, QD. 07, LT. 02		PANAMÁ	PANAMÁ	GO	1.080,00	60,12	R$	69.466,40
RUA ORCELINO VICENTE SANTANA S/Nº		PALMINÓPOLIS	PALMINÓPOLIS	GO	600,00	60,90	R$	72.442,90
RUA QUINTINO BOCAIÚVA C/ CAP. MACHADO Nº 75 QD. 76, LT. 01		PALMEIRAS DE GOIÁS	PALMEIRAS DE GOIÁS	GO	1.249,25	174,40	R$	189.090,53
FAZENDA PONTILHÃO - ZONA RURAL		PALMEIRAS DE GOIÁS	PALMEIRAS DE GOIÁS	GO	5.600,00	83,52	R$	70.782,28
AV. CAMPO ALEGRE Nº 1038, QD. 01, LT. 02		PALESTINA DE GOIÁS	PALESTINA DE GOIÁS	GO	490,00	79,39	R$	86.194,31
RUA JOAQUIM DA SILVA RIBEIRO, QD. 02, LT. 08		OUVIDOR	OUVIDOR	GO	575,00	63,90	R$	70.122,28
AV. DO COMÉRCIO (PÇA. N. S. DO ROSÁRIO), S/Nº		OURO VERDE DE GOIÁS	OURO VERDE DE GOIÁS	GO	836,00	60,12	R$	61.415,16
RUA FRANCISCO DIAS PIMPÃO Nº 57, QD. 18, LT. 8		ORIZONA	ORIZONA	GO	647,02	105,14	R$	135.178,29
RUA SEM DENOMINAÇÃO		TAQUARAL DA CAPELA	ORIZONA	GO	1.288,00	—	R$	8.406,30
AV. XINGU, QD. 6, LT. 05, 06, 17 E 18 - JARDIM RIO GRANDE		JARDIM RIO GRANDE	APARECIDA DE GOIÂNIA	GO	1.440,00	141,30	R$	395.517,13
FAZENDA POSSE - ZONA RURAL		POSSE	ORIZONA	GO	1.200,00	—	R$	1.566,39
FAZENDA PICO - ZONA RURAL		ORIZONA	ORIZONA	GO	1.500,00	57,37	R$	48.067,87
FAZENDA FIRMEZA - ZONA RURAL		FIRMEZA	ORIZONA	GO	1.469,15	—	R$	1.917,72
AO LADO DA ESCOLA MUNICIPAL MIGUEL ARCANJO - JOSE MARCELINO		CACHOEIRA	ORIZONA	GO	1.140,00	—	R$	17.856,86
RUA AMAZONAS ESQ. C/ RUA DO ESTRONDO I, QD. 57, LT. 05 (ATUAL RUA GERALDO VALENTE DE ANDRADE ESQ. C/ RUA AMAZONAS)		NOVO PLANALTO	NOVO PLANALTO	GO	863,28	39,00	R$	53.882,63
AV. PRINCIPAL S/Nº		INFUSÃO	NOVO PLANALTO	GO	1.200,00	—	R$	15.663,91
AV. PROFESSOR PEDRO GOMES, QD. 62, LT. 04		NOVO BRASIL	NOVO BRASIL	GO	525,00	63,90	R$	71.917,10
AV. OTÍLIA AMORIM RODRIGUES (ANTIGA JOÃO STIVAL/RUA PEDRO CAMILO), S/Nº		NOVA VENEZA	NOVA VENEZA	GO	354,00	62,87	R$	82.876,35
AV. INDEPENDÊNCIA, QD. 16, LT. 12 E 13		NOVA IGUAÇU DE GOIÁS	NOVA IGUAÇU DE GOIÁS	GO	895,50	81,84	R$	83.310,90
RUA DAS FLORES S/Nº ( RUA JOÃO SAMPAIO OU RUA CICERO DE CASTRO)		NOVO ORIENTE	NOVA GLÓRIA	GO	1.033,20	—	R$	13.486,62
AV. SENADOR ANTONIO RAMOS CAIADO, QD. 1, LT. 5 - VEIGA JARDIM		VEIGA JARDIM	APARECIDA DE GOIÂNIA	GO	362,60	—	R$	47.331,11
RUA 2 ESQ. C/ RUA 3, QD. B (RUA DIONE ARAÚJO QD. B LT. 27)		PLAINA	NOVA GLÓRIA	GO	1.107,50	—	R$	10.119,54
RUA 1, QD. 1-A, LT. 35 E 36		CEREAÇU	NOVA GLÓRIA	GO	1.050,00	—	R$	6.852,96
AV. ANESTOR SILVA S/Nº, QD. 40, LT. 12		JARDIM PAULISTA	NOVA GLÓRIA	GO	2.000,00	60,12	R$	74.426,56
PRAÇA DA RODOVIÁRIA, S/Nº		NOVA CRIXÁS	NOVA CRIXÁS	GO	2.688,22	79,39	R$	116.443,01
PRAÇA COUTO MAGALHÃES S/Nº (RUA GOIANDIRA)		NOVA AURORA	NOVA AURORA	GO	688,68	60,12	R$	79.783,44
RUA DO COLÉGIO S/Nº		VISTA ALEGRE	NOVA AMÉRICA	GO	900,00	—	R$	17.621,90

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	44/56

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1B - IMÓVEIS OI

COMPLETE ADDRESS	ADDRESS - APSIS	NEIGHBORHOOD	CITY	STATE	TOTAL AREA	CONSTRUCTED AREA	FAIR VALUE IN DEZ/14
AV. AMÉRICA DO COUTO ESQ. C/ RUA 2, QD. 03, LT. 04 (AV. JOSÉ FURTADO QD. 13 LT. 09 - SUBLOTE 01)		NOVA AMÉRICA	NOVA AMÉRICA	GO	597,00	60,12	R$	83.387,70
RUA SANTANA ESQ. C/ AV. BRASIL		NIQUELÂNDIA	NIQUELÂNDIA	GO	900,00	138,80	R$	182.045,05
RUA 10 ESQ. C/ AV. 1º DE MAIO, S/Nº		VILA TAVEIRA	NIQUELÂNDIA	GO	3.510,00	—	R$	68.725,40
AV. SEN. PEDRO LUDOVICO TEIXEIRA, QD. 56, LT. 5/6 - BAIRRO HILDA		BAIRRO HILDA	APARECIDA DE GOIÂNIA	GO	720,00	120,93	R$	238.169,72
DESMEMBRAMENTO DO LOTE Nº 06		TUPIRAÇABA	NIQUELÂNDIA	GO	1.200,00	—	R$	15.663,91
AV. CASTELO BRANCO S/Nº		INDAIANÓPOLIS	NIQUELÂNDIA	GO	3.600,00	25,20	R$	29.652,29
RUA AGENOR CALDAS C/ ADERBAL A. DE OLIVEIRA, QD. 24, LT. 1		NERÓPOLIS	NERÓPOLIS	GO	400,00	97,24	R$	104.261,03
AV. MAL. RIBAS JUNIOR QD. 15 LT. 121 - CENTRO		NAZÁRIO	NAZÁRIO	GO	120,00	98,82	R$	90.389,14
AV. JECONIAS VIEIRA DA PAIXÃO, QD. 03, LT. 7		CLAUDINÁPOLIS	NAZÁRIO	GO	708,00	81,83	R$	111.977,60
AV. GETÚLIO VARGAS C/ PLANALTO, QD. 26, LT. 09 E 10		MUTUNÓPOLIS	MUTUNÓPOLIS	GO	1.198,00	79,39	R$	87.264,68
AV. GETULIO VARGAS (ANTIGA. RUA 01 S/Nº)		SÃO SEBASTIÃO	MUTUNÓPOLIS	GO	1.620,00	—	R$	31.719,41
RODOVIA GO-158 - CRIXÁS/MUNDO NOVO		SÃO JOÃO DA MATA AZUL	MUNDO NOVO	GO	1.050,82	—	R$	1.305,33
PRAÇA ACYLINO LUIZ PEREIRA, QD. 20, LT. 1-A		MOSSÂMEDES	MOSSÂMEDES	GO	169,00	65,69	R$	68.238,90
AV. DA IGUALDADE, QD. 100, LT. 20 - GARAVELO		GARAVELO	APARECIDA DE GOIÂNIA	GO	420,00	188,58	R$	480.509,13
ESTRADA VICINAL S/Nº ( AV. TOMAZ GOMES DOS SANTOS)		MIRANDÓPOLIS	MOSSÂMEDES	GO	1.064,18	—	R$	9.723,71
ESTRADA VICINAL CENTROLÂNDIA/AMERICANO DO BRASIL		CENTROLÂNDIA	MOSSÂMEDES	GO	1.187,57	—	R$	15.501,66
RUA PARÁ ESQ. C/ CEL. JOÃO LOPES ZEDES Nº 432		MORRINHOS	MORRINHOS	GO	1.979,64	1.323,40	R$	1.940.600,92
FAZENDA SANTO ANTONIO		MORRINHOS	MORRINHOS	GO	31.984,00	134,75	R$	170.926,67
FAZENDA PIPOCAS		MORRINHOS	MORRINHOS	GO	2.010,00	—	R$	2.623,70
FAZENDA FUNDÃO DE CIMA		JARDIM DA LUZ	MORRINHOS	GO	1.200,00	—	R$	1.566,39
AV. ANTONIO HERNANDES, QD. 41, LT. 11 (ALIPIO A DE PAIVA)		MONTIVIDIU DO NORTE	MONTIVIDIU DO NORTE	GO	1.276,88	40,88	R$	49.523,85
AV. RIO VERDE C/ RUA 6, QD. 06, LT. 01/14		MONTIVIDIU	MONTIVIDIU	GO	990,00	86,09	R$	114.422,49
RUA DO COMÉRCIO S/Nº		LUCILÂNDIA	MONTES CLAROS DE GOIÁS	GO	2.000,00	—	R$	26.106,51
AV. RIO CLARO, QD. 5, LT. 79-B		MONTES CLAROS DE GOIÁS	MONTES CLAROS DE GOIÁS	GO	230,00	—	R$	1.775,24
RUA BENJAMIM CONSTANT, 621 - QD. 53, LT. 140		CENTRO	ANICUNS	GO	740,00	175,36	R$	189.238,82
AV. EUCLIDES DE SOUSA, QD. 11, LT. 11/12 (ANTIGA AV. BRIGADEIRO FARIA LIMA)		APARECIDA DO RIO CLARO	MONTES CLAROS DE GOIÁS	GO	900,00	—	R$	35.243,79
AV. ELI DIAS MACIEL, QD. 5, LT. 81/79-C		MONTES CLAROS DE GOIÁS	MONTES CLAROS DE GOIÁS	GO	800,00	63,90	R$	8.059,86
RUA FORMOSA C/ PÇA. DA VITÓRIA, QD. 16, LT. 3-A		MESSIANÓPOLIS	MOIPORÁ	GO	1.200,00	—	R$	31.327,82
AV. MARIA CONCEIÇÃO S/Nº		MOIPORÁ	MOIPORÁ	GO	1.200,00	60,12	R$	87.479,90
2ª AVENIDA Nº 94/96, QD. 06, LT. 21		MINEIROS	MINEIROS	GO	1.302,40	314,39	R$	592.695,33
RODOVIA GO-241, KM 69 (SANTA TEREZA/MINAÇU)		SÃO VICENTE	MINAÇU	GO	1.200,00	—	R$	4.699,17
AV. AMAZONAS C/ RUA 3, QD. 197, LT. 6 (PARTE), 7 E 8		MINAÇU	MINAÇU	GO	1.007,55	96,75	R$	176.399,26
RUA 15 DE NOVEMBRO, QD. 19, LT. 7		LUZ NOVA	MATRINCHÃ	GO	1.106,40	81,84	R$	97.549,78
RUA ARAÇU S/Nº		CENTRO	ANICUNS	GO	600,00	43,21	R$	58.224,95
AV. SÃO FELIPE, QD. 04, LT. 19/20, ESQ. C/ ROSA GUIMARÃES		CENTRO	ACREÚNA	GO	737,00	63,90	R$	109.079,72
RUA 1, QD. 12 S/Nº		MARZAGÃO	MARZAGÃO	GO	1.235,00	60,12	R$	88.622,06
RUA DEODORO DA FONSECA, QD. 5, LT. 14 (ANTIGA JOSÉ MAURÍCIO)		MARA ROSA	MARA ROSA	GO	450,00	94,02	R$	125.495,22
RUA 13 DE MAIO, QD. 16, LT. 06 E 08.		CAXIAS DE GOIÁS	MARA ROSA	GO	1.050,00	—	R$	41.117,76
FAZENDA SANTO ANTONIO OU LAGES		AMAROLÂNDIA	MARA ROSA	GO	1.200,00	—	R$	1.566,39
1ª GLEBA DO QUINHÃO Nº 12 (AV. CRIXÁS) - FAZENDA BELCHIOR		FICOLÂNDIA	MARA ROSA	GO	900,00	—	R$	1.174,79
AV. ÂNGELO URZEDA Nº 74, QD. 01, LT. 04		MAIRIPOTABA	MAIRIPOTABA	GO	609,82	79,39	R$	103.608,66

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	45/56

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1B - IMÓVEIS OI

COMPLETE ADDRESS	ADDRESS - APSIS	NEIGHBORHOOD	CITY	STATE	TOTAL AREA	CONSTRUCTED AREA	FAIR VALUE IN DEZ/14
RUA SENADOR CANEDO ESQ. C/ RUA 13 DE MAIO QD. 02 LT. 01/02		LEOPOLDO DE BULHÕES	LEOPOLDO DE BULHÕES	GO	870,00	106,19	R$	119.416,88
ROD - GO 010 - POVOADO DE CAPELINHA		CAPELINHA	LEOPOLDO DE BULHÕES	GO	1.409,48	—	R$	2.759,75
AV. DORALICE FERRAZ DA COSTA (RUA 6), QD. 16, LT. 15		LAGOA SANTA	LAGOA SANTA	GO	768,00	79,39	R$	93.882,68
AV. MOSSÂMEDES S/Nº		CENTRO	ANICUNS	GO	600,00	43,21	R$	105.216,68
RUA PRINCIPAL S/Nº		SÃO SEBASTIÃO DO RIO CLARO	JUSSARA	GO	1.460,00	30,24	R$	100.535,75
RUA ARAGUAIA S/Nº		CESARÉIA	JUSSARA	GO	806,00	—	R$	31.562,77
RUA ALMIRANTE SALDANHA C/ RUI BARBOSA, QD. 05, LT. 11		JUSSARA	JUSSARA	GO	568,75	175,36	R$	289.422,57
RUA 4 ESQ. C/ RUA 6		BETÂNIA	JUSSARA	GO	1.200,00	14,40	R$	31.228,25
PRAÇA DO CAMPO DE FUTEBOL, S/Nº (FAZENDA TROPELINHA)		NOVA TRINDADE	JUSSARA	GO	2.489,87	—	R$	3.250,09
CHÁCARA BOA VIAGEM		CAMPO ALEGRE	JUSSARA	GO	1.994,30	—	R$	11.747,93
RUA COIMBRA BUENO (LTS. 04 E 05), RUA GOIATUBA (LT. 03), RUA BOA VISTA S/Nº (LT. 06)		GUARILÂNDIA	JOVIÂNIA	GO	1.419,09	—	R$	9.137,28
AV. DÃO BARBOSA, QD. 24, LT. 16		JOVIÂNIA	JOVIÂNIA	GO	465,00	120,15	R$	136.021,40
RUA 4, QD. 58, LT. 13, 14 E 15		JESÚPOLIS	JESÚPOLIS	GO	1.080,00	71,95	R$	71.925,76
AV. ANTONIO EDUARDO DE SOUZA, C/ 7 DE SETEMBRO, QD. I		JAUPACI	JAUPACI	GO	1.787,00	60,12	R$	94.972,47
RUA OTELO DEL FAVERO, 195		CENTRO	ANHANGUERA	GO	380,30	64,00	R$	73.777,29
RUA JATAÍ C/ STO. AMARO, QD. 23-B, LT. 287		NAVESLÂNDIA	JATAÍ	GO	1.287,50	2,08	R$	51.535,09
FAZENDA TORRES		JATAÍ	JATAÍ	GO	10.000,00	—	R$	13.053,26
FAZENDA BONSUCESSO		JATAÍ	JATAÍ	GO	21.000,00	90,72	R$	100.326,05
AV. HUMBERTO DE QUEIROZ, QD. 2, LT. 2 E 3		ESTÂNCIA	JATAÍ	GO	1.600,00	2,08	R$	11.559,49
AV. DEP. COSTA LIMA (ANT. STA. CATARINA), 872, QD. 4A, LT B		CENTRO	JATAÍ	GO	650,00	—	R$	421.714,18
AV. BOA VIAGEM, QD. 42, LT. 16		JARDIM RIO CLARO	JATAÍ	GO	584,25	174,96	R$	293.147,59
PRAÇA DA MATRIZ - VARGEM GRANDE OU BURITI		CRUZEIRINHO	JARAGUÁ	GO	1.200,00	—	R$	7.831,95
PÇA. RODRIGUES SUZANO, QD. 04, LT. 12		JARAGUÁ	JARAGUÁ	GO	579,60	137,60	R$	201.381,00
RUA JK ESQ C/ RUA BERALDO CAETANO GOMES S/Nº		JANDAIA	JANDAIA	GO	1.142,00	63,90	R$	96.078,50
VIA PRIMÁRIA, QD. 8-A - BARREIRO DO MEIO		DAIA	ANÁPOLIS	GO	2.500,00	137,83	R$	127.094,42
RODOVIA GO-050 - PERÍMETRO URBANO		PALMEÚNA	JANDAIA	GO	949,50	102,20	R$	100.653,79
RUA DA MANGEIRA ESQ. C/ AV. PERIMETRAL, QD. 16, LT. 04		IVOLÂNDIA	IVOLÂNDIA	GO	845,00	60,12	R$	75.895,13
RUA CÓRREGO FUNDO S/Nº		PEDROLÂNDIA	IVOLÂNDIA	GO	3.000,00	3,68	R$	21.555,94
ESTRADA IVOLÂNDIA/ CAMPOLÂNDIA		CAMPOLÂNDIA	IVOLÂNDIA	GO	2.222,73	—	R$	2.901,39
RUA PRUDENTE DE MORAIS, QD. 30, LT. 01 Nº 333		ITUMBIARA	ITUMBIARA	GO	5.285,00	61,16	R$	601.047,70
RUA RUI BARBOSA, QD. 6-A, LT. 6		ITAUÇU	ITAUÇU	GO	333,00	116,46	R$	124.029,32
RUA 7 DE SETEMBRO (ANT. ANTONIO JOSÉ MENDANHA), S/Nº		ORDÁLIA	ITAUÇU	GO	790,00	25,62	R$	72.151,88
FAZENDA CÓRREGO DO VEADO		ITAUÇU	ITAUÇU	GO	3.219,38	83,52	R$	71.329,70
RODOVIA GO-206, KM 17 - FAZENDA SILVEIRA		ITARUMÃ	ITARUMÃ	GO	1.500,00	105,70	R$	88.870,04
RUA SEBASTIÃO MANOEL DA SILVA, QD. 10, LT. 2 E 3 (PARTE)		INTERLÂNDIA	ANÁPOLIS	GO	1.000,16	71,95	R$	123.104,96
FAZENDA CACHOEIRINHA		OLARIA DO ANGICO	ITARUMÃ	GO	2.000,00	53,09	R$	45.280,57
AV. 31 DE MARÇO Nº 418, QD. 41( ANT. QD 39), LT. 15		ITARUMÃ	ITARUMÃ	GO	480,00	58,96	R$	66.184,50
RUA URUANA S/Nº		DIOLÂNDIA	ITAPURANGA	GO	1.200,00	43,21	R$	58.224,95
RUA STO. ANTÔNIO C/ SÃO GONÇALVES, QD. 05, LT. 08-B		SÃO JOSÉ	ITAPURANGA	GO	1.225,00	—	R$	23.985,36
PRÓXIMO AO CENTRO COMUNITÁRIO DE LAJES		LAJES	ITAPURANGA	GO	1.200,00	—	R$	15.663,91

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	46/56

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1B - IMÓVEIS OI

COMPLETE ADDRESS	ADDRESS - APSIS	NEIGHBORHOOD	CITY	STATE	TOTAL AREA	CONSTRUCTED AREA	FAIR VALUE IN DEZ/14
PRAÇA DA CADEIA - AV. ANHANGUERA C/ RUA 46 Nº 490		ITAPURANGA	ITAPURANGA	GO	875,00	196,65	R$	215.161,14
AV. MARECHAL RONDON ESQ. C/ AV. JK		CIBELE	ITAPURANGA	GO	1.115,50	53,09	R$	86.352,65
RUAS 13, 11-A, 13-A E 15-A S/Nº		ITAPIRAPUÃ	ITAPIRAPUÃ	GO	10.000,00	33,83	R$	92.456,40
AV. ALFREDO NASSER C/ 15 DE NOVEMBRO, QD. 16-B, LT. 01		ITAPIRAPUÃ	ITAPIRAPUÃ	GO	858,00	63,90	R$	163.355,16
AV. GOIÁS ESQ. C/ RUA PILAR, QD. 20, LT. 1		ITAPACI	ITAPACI	GO	504,00	86,09	R$	115.244,84
RUA ELIAS MOCKDISSI, QD. 3, LT. 1, 2 E 24 (AVENIDA BRASIL)		VILA POPULAR MC	ANÁPOLIS	GO	819,70	144,60	R$	276.715,40
RUA DA ESCOLA MUNICIPAL S/Nº		OLARIA DA FUMAÇA	ITAJÁ	GO	1.328,19	53,09	R$	60.007,13
AV. BENEDITO FERREIRA DE CASTRO Nº 23, QD. 18		ITAGUARU	ITAGUARU	GO	1.456,69	60,12	R$	95.856,50
RUA 10, QD. 49 (Atual Sebastião de Souza Moreira)		ITAGUARI	ITAGUARI	GO	541,50	60,12	R$	62.456,81
FAZENDA BUENO E OLHOS D’AGUA		SÃO BENEDITO	ITABERAÍ	GO	780,00	—	R$	1.018,15
FAZENDA BELA VISTA		SANTA RITA	ITABERAÍ	GO	1.575,00	—	R$	2.055,89
AV. SANTOS DUMONT C/ PÇ. SENHOR FONSECA QD. 17 LT. 01 E 05		ITABERAÍ	ITABERAÍ	GO	517,00	120,93	R$	198.422,84
VIA PÚBLICA - FAZENDA AREIAS		PILOÂNDIA	ISRAELÂNDIA	GO	1.195,29	3,68	R$	3.536,30
RUA RIO CLARO, LT. 24/25		ISRAELÂNDIA	ISRAELÂNDIA	GO	884,00	63,90	R$	68.666,84
RUA JOAQUIM LUCAS EVANGELISTA (RUA CAIAPÓ) C/ RUA INHUMAS		IPORÁ	IPORÁ	GO	6.420,35	66,42	R$	472.416,00
RUA EDUARDO CARLOS PEREIRA, QD. 6, LT. 6 E 7		BAIRRO DOM PEDRO II	ANÁPOLIS	GO	600,00	225,74	R$	353.736,59
RUA 13, QD. 10, LT. 14 E 15		BOM JESUS	IPIRANGA DE GOIÁS	GO	1.202,17	60,12	R$	87.550,71
AV. BRASÍLIA ESQ. C/ AV. BERNARDO SAYÃO		IPIRANGA DE GOIÁS	IPIRANGA DE GOIÁS	GO	600,00	60,90	R$	76.358,88
GO 020- FAZENDA RETIRO DO CAVALHEIRO		CAVALHEIRO	IPAMERI	GO	1.200,00	2,08	R$	2.683,28
BR-050, KM 155 - FAZENDA PONTE ALTA		PONTE ALTA	IPAMERI	GO	1.200,00	—	R$	1.566,39
AV. PANDIÁ CALÓGERAS, 54/56 (AV. MAJOR PIRAPANEMA QD. 66 Lt. 01)		IPAMERI	IPAMERI	GO	1.025,75	260,68	R$	343.409,63
RODOVIA GO-222 - ARAÇU/INHUMAS		SERRA ABAIXO	INHUMAS	GO	200,00	—	R$	1.305,33
RODOVIA GO-070, KM 60 - FAZENDA SÃO JOSÉ (VILA QUILOMBO)		SANTA AMÁLIA	INHUMAS	GO	980,00	—	R$	1.279,22
PÇA. SANTANA C/ PADRES REDENTORISTAS, QD. 26 LT. 01		INHUMAS	INHUMAS	GO	1.669,25	373,70	R$	518.244,71
FAZENDA GOIABEIRAS		INHUMAS	INHUMAS	GO	6.400,00	58,08	R$	55.034,61
RUA PIONEIRA S/Nº, QD. 05 (RUA FRANCISCO JOSE DA SILVA) (Av. Pedro Ludovico Teixeira)		INDIARA	INDIARA	GO	765,00	79,39	R$	93.765,20
RUA DR. EVANDRO PINTO SILVA, QD. 2, LT. 36		CIDADE UNIVERSITÁRIA	ANÁPOLIS	GO	525,00	174,96	R$	263.973,56
RODOVIA BR-060, KM 303 - FAZENDA AREADO		CARLÂNDIA	INDIARA	GO	1.200,00	—	R$	1.566,39
RUA MANUEL DE O. PENA C/ AURORA ANDRADE, QD. 28, LT. 343		HIDROLINA	HIDROLINA	GO	1.474,75	63,90	R$	70.608,51
FAZENDA ENGENHO DE SANTANA		DUTRALINA	HIDROLINA	GO	1.200,00	—	R$	1.566,39
RUA SANTA CLARA, QD. 01, LT. 12		HIDROLÂNDIA	HIDROLÂNDIA	GO	374,01	—	R$	20.107,98
RUA SANTA CLARA, QD. 01, LT. 11		HIDROLÂNDIA	HIDROLÂNDIA	GO	369,00	—	R$	19.838,63
RUA SANTA CLARA, QD. 01, LT. 10		HIDROLÂNDIA	HIDROLÂNDIA	GO	369,00	—	R$	19.838,63
RUA SANTA CLARA, QD. 01, LT. 09		HIDROLÂNDIA	HIDROLÂNDIA	GO	369,00	—	R$	19.838,63
RUA SANTA CLARA ESQ. C/ FREI CAETANO, QD. 01, LT. 13		HIDROLÂNDIA	HIDROLÂNDIA	GO	457,12	—	R$	25.058,13
RUA FREI CAETANO, QD. 01, LT. 14/15		HIDROLÂNDIA	HIDROLÂNDIA	GO	751,25	79,39	R$	40.389,61
RUA FREI CAETANO ESQ. C/ AV. TRANSBRASILIANA, QD. 01, LT. 16		HIDROLÂNDIA	HIDROLÂNDIA	GO	456,86	—	R$	25.043,87
RUA DO COMÉRCIO S/Nº		CENTRO	ANÁPOLIS	GO	611,74	71,95	R$	137.680,23
RODOVIA GO-40, AO LADO DO POSTO DE SAÚDE - FAZENDA BONSUCESS		OLOANA	HIDROLÂNDIA	GO	2.050,00	—	R$	4.013,88

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LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1B - IMÓVEIS OI

COMPLETE ADDRESS	ADDRESS - APSIS	NEIGHBORHOOD	CITY	STATE	TOTAL AREA	CONSTRUCTED AREA	FAIR VALUE IN DEZ/14
RUA ARY TEODORO DE SOUZA (ANT. 19 DE MARÇO), QD. 45, LT. 01		HEITORAÍ	HEITORAÍ	GO	2.015,00	60,12	R$	79.882,90
ZONA RURAL - PROXIMO RIBERÃO MUQUÉM		MUQUÉM	GUARINOS	GO	4.900,00	—	R$	3.198,05
FAZENDA MANDY - AO LADO DO CAMPO DE FUTEBOL		MANDINÓPOLIS	GUARINOS	GO	1.376,39	—	R$	3.593,27
AV. GABRIEL LOURENÇO CORREIA, QD. 16, LT. 13		GUARINOS	GUARINOS	GO	618,84	60,90	R$	73.180,67
AV. MARECHAL DEODORO C/ RUA 3, QD. 10, LT. 06 (PARTE) E 07 (atual Rua Adão Camilo)		GUARAÍTA	GUARAÍTA	GO	500,00	79,39	R$	76.861,23
AV. SANTANA E BR-060 S/N° (FAZENDA PALMEIRAS)		POSSELÂNDIA II	GUAPÓ	GO	1.351,12	25,62	R$	29.409,77
AV. CRISTALINA ESQ. C/ AV. PONTALINA, S/Nº		GUAPÓ	GUAPÓ	GO	687,50	174,40	R$	189.527,82
AV. JOÃO DE OLIVEIRA GOUVEIA (PERIM. NORTE), QD. 21, LT. 8		GOUVELÂNDIA	GOUVELÂNDIA	GO	1.419,00	79,39	R$	100.853,12
RUA MAMORÉ Nº 455, QD. 55, LT. 7/ 8		GOIATUBA	GOIATUBA	GO	440,00	692,00	R$	728.873,96
RUA 8, QD. 25, LT. 21 E 22 ( RUA JOÃO MARIANO DA SILVA)		BAIRRO JK NOVA CAPITAL	ANÁPOLIS	GO	768,00	241,68	R$	394.743,04
RUA JOÃO XXIII S/Nº		MARCIANÓPOLIS	GOIATUBA	GO	1.200,00	79,39	R$	126.463,61
GO-019 - PARTE DA FAZENDA LAJINHA (FAZ. CIRILO HONORIO)		GOIATUBA	GOIATUBA	GO	634,37	—	R$	1.669,17
FAZENDA SANTA MARIA DA PONTE LAVRADA		BEIJA FLOR	GOIATUBA	GO	39.365,62	80,40	R$	167.389,65
RUA VICENTE PIRES S/Nº		CALCILÂNDIA	GOIÁS	GO	1.200,00	2,08	R$	2.683,28
RUA MAXIMIANO MENDES, QD. 18, LT. 05		GOIÁS	GOIÁS	GO	413,97	763,08	R$	1.096.699,72
RUA 2 S/Nº		SÃO JOSÉ DA LAJINHA	GOIÁS	GO	1.200,00	—	R$	15.663,91
QUADRA 08, LOTE 27		UVÁ	GOIÁS	GO	912,00	43,21	R$	49.014,57
PRAÇA BUENOLÂNDIA S/Nº		BUENOLÂNDIA	GOIÁS	GO	1.200,00	2,08	R$	4.249,67
FAZENDA ZÉ MOLE		GOIÁS	GOIÁS	GO	11.000,00	224,31	R$	201.822,13
AV. SÃO PAULO ESQ. C/ RUA 5 S/Nº		GOIANIRA	GOIANIRA	GO	900,00	79,39	R$	93.177,80
AV. S-8, QD. 115, LT. 12 E 13 - ANÁPOLIS CITY		ANAPOLIS CITY	ANÁPOLIS	GO	900,00	174,96	R$	281.595,45
RODOVIA BR-414 (ANÁPOLIS/CORUMBÁ) - FAZENDA QUILOMBO		PLANALMIRA	ABADIÂNIA	GO	1.132,58	71,95	R$	62.263,33
TRAVESSA IMBÉ Nº 66, QD. 122, LT. 19 - Parque Oeste		PQ. OESTE INDUSTRIAL	GOIÂNIA	GO	391,81	141,38	R$	180.118,24
RUA X-10 ESQ. C/ X-5 Nº 233, QD. X-8, LT. 01		JD. BRASIL	GOIÂNIA	GO	533,50	217,00	R$	257.975,96
RUA VALPARAÍSO Nº 161, QD. 213, LT. 03		JD. NOVO MUNDO	GOIÂNIA	GO	450,00	149,35	R$	208.146,28
RUA TURIM ESQ. C/ U-8 Nº 440, QD. 20, LT. 13/14/15/16		VILA ALVORADA	GOIÂNIA	GO	1.764,00	711,02	R$	1.540.116,79
RUA TRAJANO DE SÁ GUIMARÃES, QD. 02, LT. 04 - VILA MARIA DILCE		VILA MARIA DILCE	GOIÂNIA	GO	360,00	120,93	R$	191.178,29
RUA S-4, QD. S-18, LT. 19		ST. BELA VISTA	GOIÂNIA	GO	420,00	213,18	R$	346.774,54
RUA RIO VERDE, QD. 36A, LT 37 A 39 (Ant. Rua Nazareth)		JD. GUANABARA	GOIÂNIA	GO	1.369,16	413,63	R$	868.605,98
RUA PROF. LAZARO COSTA (ANT. PIRAJIBE LEITE) QD. 173 LT. 15 - VILA CANAÃ		NOVA CANAÃ	GOIÂNIA	GO	448,75	118,29	R$	212.225,98
RUA P-15, QD. P-86, LT. 31 - CENTRAL		ST. DOS FUNCIONÁRIOS	GOIÂNIA	GO	597,60	741,00	R$	1.152.223,02
AV. PRES. KENNEDY, QD. 5, LT. 17		JARDIM ALEXANDRINA	ANÁPOLIS	GO	420,00	101,30	R$	245.888,69
RUA MOACIR CÍCERO DE SÁ Nº 122, QD. 6, LT. 10		JD. MARQUES DE ABREU	GOIÂNIA	GO	390,00	120,93	R$	173.556,39
RUA I ESQ. C/ RUA 10, QD. 22, LT. 18, Nº 320 - VILA SANTA HELENA		VILA SANTA HELENA	GOIÂNIA	GO	452,00	—	R$	47.200,58
RUA F-1 C/ RUA DOS FLAMBOYANTS, QD. AREA LT. AREA		PQ. DAS LARANJEIRAS	GOIÂNIA	GO	1.265,00	490,50	R$	807.037,91
RUA EXPEDICIONÁRIOS, QD. X-4, LT. 10 Nº 108		VILA CONCORDIA	GOIÂNIA	GO	366,60	120,93	R$	168.974,70
RUA CAPAREBAS Nº 299, QD. 66, LT. 2		JD. ATLÂNTICO	GOIÂNIA	GO	420,00	144,40	R$	198.293,86
RUA C-159, QD. 278, LT. 18		JD. AMÉRICA	GOIÂNIA	GO	532,00	120,93	R$	513.854,79
RUA 91 Nº 733, QD. F20B, LT. 06		ST. SUL	GOIÂNIA	GO	584,16	163,03	R$	779.172,99
RUA 9, QD. 579 LT. 10 A 13 (RUA ALICE PERILO QD. 18 LT. 12)		BALNEÁRIO MEIA PONTE	GOIÂNIA	GO	450,00	118,00	R$	212.319,24
RUA 9, QD. 579 LT. 10 A 13		ST. AEROVIÁRIO	GOIÂNIA	GO	1.617,00	1.293,50	R$	2.658.055,04

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	48/56

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1B - IMÓVEIS OI

COMPLETE ADDRESS	ADDRESS - APSIS	NEIGHBORHOOD	CITY	STATE	TOTAL AREA	CONSTRUCTED AREA	FAIR VALUE IN DEZ/14
AV. PEDRO LUDOVICO ESQ. C/ SANTA APARECIDA, QD. 12, LT. 15		JARDIM CALIXTO	ANÁPOLIS	GO	437,50	—	R$	182.745,59
RUA 27 Nº 54, QD. X, LT. 19		VILA JARAGUÁ	GOIÂNIA	GO	360,00	198,76	R$	220.838,25
RUA 25, QD. 48, LT. 20/21 Nº 41		COND. JD. DAS ESMERALDAS	GOIÂNIA	GO	549,00	120,93	R$	204.688,41
RUA 208 C/ AV. INDUSTRIAL, QD. B2, LT. 15, Nº 394		VILA NOVA	GOIÂNIA	GO	938,19	1.212,98	R$	1.586.667,66
RUA 136-C, QD. F-44 LT. AREA-1 S/N - ST. SUL		ST. SUL	GOIÂNIA	GO	6.023,66	1.300,00	R$	5.330.040,25
RUA 11 ESQ. C/ RUA 1, QD. 1, LT. 18 (ATUAL RUA ARMOGASTE JOSE DA SILVA)		ST. MARECHAL RONDON (VILA OPERÁRIA/FAMA)	GOIÂNIA	GO	320,50	223,63	R$	263.761,53
AV. JOQUEI CLUBE, QD. 10, LT. 5		BAIRRO JOQUEI CLUB	ANÁPOLIS	GO	1.232,50	122,78	R$	661.766,60
AV. T-2 Nº 1270, QD. 55, LT. 4/5		ST. BUENO	GOIÂNIA	GO	1.500,00	1.430,18	R$	2.909.268,88
AV. RONDÔNIA Nº 644, QD. 12, LT. 26		JD. POMPÉIA	GOIÂNIA	GO	437,50	107,39	R$	246.214,76
AV. PARQUE ATENEU (ANT. 2013), UNID. 201, LT. 10		PQ. ATHENEU	GOIÂNIA	GO	847,40	101,30	R$	214.153,61
AV. INHUMAS Nº 227, QD. 10, LT. 13		VILA REGINA	GOIÂNIA	GO	360,00	189,24	R$	293.072,69
AV. GERCINA BORGES TEIXEIRA Nº 628, QD. QC-18, LT. 24/22		CONJ. VERA CRUZ	GOIÂNIA	GO	400,00	101,30	R$	499.121,87
AV. DAS INDÚSTRIAS, QD. 150, LT. 23		SANTA GENOVEVA	GOIÂNIA	GO	665,00	101,30	R$	298.428,05
AV. CÉSAR LATTES, QD. 22, LT. 03/04/05- Nº1537		JD. VILA BOA	GOIÂNIA	GO	1.112,50	240,13	R$	773.869,17
AV. CENTRAL Nº 1111, QD. 70, LT. 27		URIAS MAGALHÃES	GOIÂNIA	GO	531,49	141,38	R$	321.761,34
AV. FERNANDO COSTA, QD. 46, LT. 592 E 593 (PARTE) (RUA LUZIANIA)		VILA JAIARA NORTE	ANÁPOLIS	GO	1.025,00	283,26	R$	695.949,62
AV. C-171, QD. 602, LT. 15 - NOVA SUIÇA		NOVA SUIÇA	GOIÂNIA	GO	408,00	—	R$	160.245,85
AV. C-171 C/ RUA C-252, QD. 602, LT. 16 Nº 112		NOVA SUIÇA	GOIÂNIA	GO	414,70	143,97	R$	280.967,70
AV. BRASIL, QD. 55, LT. 30 - PARQUE JOÃO BRAS		PQ. INDUSTRIAL JOÃO BRAZ	GOIÂNIA	GO	370,42	141,75	R$	307.335,95
AL. VITÓRIA RÉGIA C/ BOULEVARD C. DOS ARCOS QD. 31 LT. 09/10		GOIÂNIA 2	GOIÂNIA	GO	1.213,90	235,90	R$	585.733,18
RUA SÃO BENTO, QD. 4, LT. 1 E 2 (PARTE)		NATINÓPOLIS	GOIANÉSIA	GO	1.230,00	31,50	R$	49.400,69
RUA MEDEIROS CHAVES, QD. 62-B, LT. 3 / QD.6-B,PARTE DO LT. 5		CAFELÂNDIA	GOIANÉSIA	GO	402,50	9,88	R$	31.574,95
PRAÇA ENTRE GO-437, RUA 3, RUA 5 E AV. PEDRO V. DA MOTA		MORRO BRANCO	GOIANÉSIA	GO	1.200,00	—	R$	31.327,82
AV. GOIÁS, QD. 178, Nº 405		GOIANÉSIA	GOIANÉSIA	GO	1.860,00	314,39	R$	374.079,38
RUA SEM DENOMINAÇÃO - POVOADO DE VERÍSSIMO		VERÍSSIMO	GOIANDIRA	GO	1.600,00	—	R$	6.265,56
RUA JOAQUIM NETO, 47		GOIANDIRA	GOIANDIRA	GO	168,00	71,50	R$	68.431,29
AV. ENG. PORTELA, 693 ESQ. C/ SÓCRATES DINIZ		CENTRO	ANÁPOLIS	GO	790,00	121,00	R$	412.482,91
AV. CARLOS DE PINA, QD. 2, S/N°		GOIANÁPOLIS	GOIANÁPOLIS	GO	875,00	63,90	R$	97.044,62
RODOVIA SILVÂNIA/ANÁPOLIS, KM 35 - IMÓVEL ROSÁRIO		MUCAMBINHO	GAMELEIRA DE GOIÁS	GO	1.200,00	—	R$	3.132,78
ESTRADA SILVÂNIA/MUCAMBINHO - FAZENDA RETIRO (ATUAL AV. DAS PALMEIRAS QD. 14 LT. 04 CENTRO)		GAMELEIRA DE GOIÁS	GAMELEIRA DE GOIÁS	GO	1.400,00	40,88	R$	45.648,60
AV. MIN. ALFREDO NASSER, QD. 21, LT. 8		FORMOSO	FORMOSO	GO	867,62	63,90	R$	90.996,65
RUA RUI BARBOSA, QD. 1, LT. 7, Nº 655		FIRMINÓPOLIS	FIRMINÓPOLIS	GO	373,36	90,35	R$	16.592,62
AV. RAIMUNDO MANOEL SILVA, QD. 5, LT. 04 E 05		NOVO PLANALTO	FIRMINÓPOLIS	GO	1.250,08	40,88	R$	65.491,64
RUA PRINCIPAL S/Nº - FAZENDA AREIAS		SERRA DOURADA	FAZENDA NOVA	GO	806,00	—	R$	1.052,09
FAZ BOA SORTE-IMOVEL AGUA LIMPA DA BARRA		TRÊS MARCOS	FAZENDA NOVA	GO	1.244,00	—	R$	1.623,83
AV. RIO GRANDE DO SUL S/Nº		FAZENDA NOVA	FAZENDA NOVA	GO	363,00	63,90	R$	75.049,88
RUA MARTINS A. DE SOUZA (FERREIRA AVELAR), QD. A, LT. 2		FAINA	FAINA	GO	366,12	60,90	R$	65.673,74
AV. 15 DE DEZEMBRO ESQ. C/ SÓCRATES DINIZ		CENTRO	ANÁPOLIS	GO	800,00	2.613,92	R$	3.177.709,63
RUA EURICO PESTANA S/Nº		JEROAQUARA	FAINA	GO	1.080,00	—	R$	28.195,03
ROD. GO 456 - ESTRADA VICINAL - POVOADO DE ARARAS		ARARAS	FAINA	GO	1.196,72	2,08	R$	2.679,00
PRAÇA DA IGREJA S/Nº		VERA CRUZ	FAINA	GO	1.200,00	—	R$	54.823,68

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	49/56

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1B - IMÓVEIS OI

COMPLETE ADDRESS	ADDRESS - APSIS	NEIGHBORHOOD	CITY	STATE	TOTAL AREA	CONSTRUCTED AREA	FAIR VALUE IN DEZ/14
AV. CÂNDIDA FONSECA S/Nº		ESTRELA DO NORTE	ESTRELA DO NORTE	GO	842,75	63,90	R$	71.159,36
AV. GETÚLIO VARGAS, QD. 26, LT. 09		EDÉIA	EDÉIA	GO	758,19	122,03	R$	167.356,89
RUA 17 ESQ. C/ RUA 16, QD. 38, LT. 05		EDEALINA	EDEALINA	GO	663,50	43,21	R$	45.122,09
AV. 1 S/Nº - FAZENDA FALA VERDADE		EDEALINA - CERÂMICA SÃO LUIZ - CERAMICA MATUTINA	EDEALINA	GO	1.200,00	—	R$	1.566,39
AV. MARIA VITÓRIA DE CARVALHO, QD. 57, LT. 12 E 13		DOVERLÂNDIA	DOVERLÂNDIA	GO	796,80	63,90	R$	77.360,31
AV. DEPUTADO JOSÉ DE ASSIS, QD. 29, LT. 271		DIORAMA	DIORAMA	GO	400,00	64,62	R$	67.600,82
AV. SÃO BENTO C/ JOANA GOMES, QD. 2, LT. 21		DAVINÓPOLIS	DAVINÓPOLIS	GO	1.158,83	71,96	R$	75.988,09
RUA SERAPIÃO RIBEIRO C/ RUA 1, QD. 3, LT. 27		CENTRO	AMORINÓPOLIS	GO	1.585,50	—	R$	16.551,53
RUA JOAQUIM CÂMARA FILHO ESQ. C/ RUA 3		DAMOLÂNDIA	DAMOLÂNDIA	GO	1.200,00	60,12	R$	79.647,94
AV. GETULINO ARTIAGA, 206, QD. 50, LT. 5 (RUA JOÃO DIAS)		CUMARI	CUMARI	GO	330,00	87,00	R$	82.847,08
AV. RIO BRANCO ESQ. C/ PÇA. PAULA PONTES, QD. Q, LT. 1		CROMÍNIA	CROMÍNIA	GO	400,00	60,12	R$	90.090,55
RUA SEBASTIÃO DE BRITO (ANT. CHÁCARA MATO GROSSO), QD. 31		CRIXÁS	CRIXÁS	GO	847,39	—	R$	22.122,40
RUA ANA PEIXOTO (PÇA. INÁCIO J. DE CAMPOS), QD. 14, LT.13		CRIXÁS	CRIXÁS	GO	641,91	63,90	R$	135.148,38
AV. GETÚLIO VARGAS		AURIVERDE	CRIXÁS	GO	600,00	9,88	R$	83.624,81
RUA GOIÁS, QD. A-5		CRISTIANÓPOLIS	CRISTIANÓPOLIS	GO	1.981,68	63,90	R$	128.960,36
FAZENDA MUQUÉM DO JOÃO FRANCISCO - MORRO DA CANASTRA		CRISTIANÓPOLIS	CRISTIANÓPOLIS	GO	2.000,00	76,50	R$	64.095,85
RUA CORUMBAÍBA S/Nº (ATUAL AV. JOÃO CARLOS DE DEUS)		AREIÃO	CORUMBAÍBA	GO	1.995,76	25,62	R$	59.668,26
RUA 4, QD. 5, LT. 15		CORUMBAÍBA	CORUMBAÍBA	GO	314,27	86,39	R$	89.945,31
RUA MACABEUS ESQ. C/ RUA DEMOCRATAS, QD. 30, LT. 1		CENTRO	AMORINÓPOLIS	GO	1.159,31	79,39	R$	86.507,13
LOCAL DENOMINADO CARAPINA - CAPÃO COMPRIDO		CORUMBÁ DE GOIÁS	CORUMBÁ DE GOIÁS	GO	1.200,00	—	R$	3.132,78
FAZENDA MATA VIRGEM OU GUARIROBAL - POVOADO DE CARMOLÂNDIA		CARMOLÂNDIA	CÓRREGO DO OURO	GO	1.076,16	—	R$	1.404,74
AV. MAL. HUMBERTO DE A. CASTELO BRANCO, 42, QD. 29, LT. 354		CÓRREGO DO OURO	CÓRREGO DO OURO	GO	1.238,50	60,12	R$	16.093,10
RUA 4 S/Nº		GIRASSOL	COCALZINHO DE GOIÁS	GO	1.200,00	71,95	R$	81.323,97
RODOVIA BR-070, KM 63 - COCALZINHO/BRASÍLIA		EDILÂNDIA	COCALZINHO DE GOIÁS	GO	1.200,00	7,84	R$	10.475,42
ESTRADA CAPELINHA DO RIO VERDE/COCALZINHO		CAPELINHA DO RIO VERDE	COCALZINHO DE GOIÁS	GO	836,70	—	R$	2.184,33
CHÁCARA Nº CHI-105 - FAZENDA MACADOS DE CIMA		LAGO DO PATO SELVAGEM	COCALZINHO DE GOIÁS	GO	1.444,40	—	R$	1.885,41
AV. SÃO PAULO (AV. COMERCIAL) S/Nº		COCALZINHO DE GOIÁS	COCALZINHO DE GOIÁS	GO	1.778,04	63,90	R$	97.776,65
(ANT. RUA JACARANDÁ) (ANT. RUA C), QD. 6, LT. 09, 10 E 11		CHAPADÃO DO CÉU	CHAPADÃO DO CÉU	GO	1.332,62	68,62	R$	8.697,52
RUA DO COMÉRCIO (FAZ. BOA VISTA)		LINDA VISTA	CEZARINA	GO	1.209,26	40,88	R$	48.641,19
RUA DA SAUDADE ESQ. C/ AV. PLANETÁRIA, QD. 24, LT. 295/296		CENTRO	AMORINÓPOLIS	GO	1.050,00	40,88	R$	53.415,28
AV. CASTRO ALVES, QD. 18, LT. 1, ESQ. C/ ARTUR FRANCO		CEZARINA	CEZARINA	GO	1.467,50	31,50	R$	121.095,70
RUA MEINHA MENDES, 65, QD. B-4, LT. 01, 02, 09, 10 E 11		CERES	CERES	GO	2.696,45	1.323,40	R$	1.529.388,74
RUA GARIBALDI VIGIANO S/Nº (RUA SÃO PAULO, QD. 23, LT. 3)		CATURAÍ	CATURAÍ	GO	600,00	79,39	R$	118.631,65
RUA 1 S/Nº		NOVO HORIZONTE	CATURAÍ	GO	1.300,00	2,08	R$	35.055,36
RUA FORMOSA Nº 89, QD. 37, LT 2		CATALÃO	CATALÃO	GO	632,04	536,61	R$	714.727,11
RUA DAS VIOLETAS ESQ. C/ AMOR PERFEITO nº 220		CATALÃO	CATALÃO	GO	2.430,00	103,02	R$	241.397,14
RUA DAS VIOLETAS ESQ. C/ AMOR PERFEITO		CATALÃO	CATALÃO	GO	7.570,00	—	R$	25.186,31
RUA 12 S/Nº		SANTO ANTONIO DO RIO VERDE	CATALÃO	GO	620,00	79,39	R$	88.087,03
AV. LAMARTINE PINTO DE AVELAR, QD. 62, LT. 4		CATALÃO	CATALÃO	GO	300,00	—	R$	3.637,16

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	50/56

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1B - IMÓVEIS OI

COMPLETE ADDRESS	ADDRESS - APSIS	NEIGHBORHOOD	CITY	STATE	TOTAL AREA	CONSTRUCTED AREA	FAIR VALUE IN DEZ/14
AV. DR. LAMARTINE P. AVELAR, QD. 62, LT. 5 - C/ JOSÉ R. PENA		CATALÃO	CATALÃO	GO	300,00	120,93	R$	14.723,67
RUA ANTONIO PEREIRA RAMOS (ANT. 21 DE ABRIL), S/Nº		CENTRO	AMARALINA	GO	1.224,00	69,56	R$	79.873,10
AV. GOIÁS, QD. 57, LT. 01 A 06 E 10 A 13		CENTRO	ABADIÂNIA	GO	4.340,00	127,96	R$	301.124,03
AVENIDA PLANALTO (JOSÉ LUDOVICO) QUADRA T, ZONA MISTA LOTE 03		PLANALTINA DE GOIÁS	PLANALTINA DE GOIÁS	GO	684,00	???	R$	40.177,92
RUA IPANEMA, JARDIM PAQUETÁ, QUADRA 132, LOTES 03 e 04		PLANALTINA DE GOIÁS	PLANALTINA DE GOIÁS	GO	900,00	—	R$	29.369,83
LOTES 4, 5 E 6, QUADRA 425, LOTEAMENTO SÃO GABRIEL DE GOIÁS		PLANALTINA DE GOIÁS	PLANALTINA DE GOIÁS	GO	Lt, 04- 648,00 Lt, 05- 460,80 Lt, 06- 460,80	Lt, 04- 104,60 Lt, 05- 104,60 Lt, 06- 104,60	R$	375.041,04
GRANJAS VALE DAS MACIEIRAS GLEBA D		PADRE BERNARDO	PADRE BERNARDO	GO	1.365,00	33,66	R$	35.285,20
RUA PRESIDENTE JK QUADRA 16 LOTE 07		PADRE BERNARDO	PADRE BERNARDO	GO	462,00	284,50	R$	243.737,18
LOTE 01 QUADRA 120 - ASA BRANCA		PADRE BERNARDO	PADRE BERNARDO	GO	398,80	33,66	R$	37.464,78
PLANALTO DAS PERDIZES CHÁCARA 86 QUADRA 01		PADRE BERNARDO	PADRE BERNARDO	GO	200,00	—	R$	3.915,98
PARQUE ESTRELA D’ALVA VI QUADRA 696, LOTE 02, QUADRA 176A LOTES 29, 30, 31 E 32		NOVO GAMA	NOVO GAMA	GO	437,50	161,47	R$	144.055,00
NÚCLEO HABITACIONAL QUADRA 02 LOTE 02 SECÇÃO BK- 96		NOVO GAMA	NOVO GAMA	GO	2.550,00	737,10	R$	675.642,56
AV. LAURO ANTÔNIO DE OLIVEIRA, ESQUINA COM A RUA 12, DO LOTEAMENTO PALMARES QUADRA Z.		MONTE ALEGRE	MONTE ALEGRE	GO	2.550,00	121,68	R$	164.369,26
LOTE 10, QUADRA 01, CONDOMÍNIO VISTA BELA, NÚCLEO RURAL, INCRA 9 - ALEXANDRE GUSMÃO, EM FRENTE À BR 180.		BRAZLÂNDIA	BRAZLÂNDIA	DF	1.000,00	—	R$	522.130,27
AV. 14 DE NOVEMBRO S/Nº ESQUINA COM A RUA 31 DE MARÇO, QUADRA 16 LOTE 01		MAMBAÍ	MAMBAÍ	GO	2.228,58	155,20	R$	151.236,73
FAZENDA MESQUITA		LUZIÂNIA	LUZIÂNIA	GO	900,00	—	R$	1.174,79
MANSÕES DE RECREIO ESTRELA D’ALVA VII LT 04 QD 209 JARDIM DO INGÁ		LUZIÂNIA	LUZIÂNIA	GO	1.650,00	—	R$	38.768,17
JARDIM INGÁ, ÁREA B		LUZIÂNIA	LUZIÂNIA	GO	2.500,00	125,23	R$	126.757,40
RUA DO COMÉRCIO, LOTE A, CENTRO, Nº 251		LUZIÂNIA	LUZIÂNIA	GO	1.826,50	1.316,85	R$	1.660.541,01
SETOR VIEGAS, QUADRA 41 RUA FREI MANOEL, LOTE 7, 9,10 E 11 RUA MODESTO MACHADO, LOTES 12 E13 AV. AEROPORTO, LOTES 14,15 E 16		LUZIÂNIA	LUZIÂNIA	GO	Lt 07- 465,87 Lt 09- 465,87 Lt 10- 472,41 Lt 11- 679,18 Lt 12- 596,44 Lt 13- 664,13 Lt 14- 465,87 Lt 15- 465,87 Lt 16- 465,87	—	R$	216.622,52
LOTE 9, QUADRA 03, ESTÂNCIAS DO CENTRO-OESTE		LUZIÂNIA	LUZIÂNIA	GO	450,00	—	R$	29.369,83
AV. PARANÃ, ZONA CENTRAL, LOTE 12, QUADRA 23		IACIARA	IACIARA	GO	3.954,04	—	R$	77.419,65
AV. DEPUTADO WILMAR GUIMARÃES, LOTE 19, QUADRA 17 (OU RUA URIAS JOSÉ DOURADO, QUADRA 17, LOTE 19)		GUARANI DE GOIÁS	GUARANI DE GOIÁS	GO	1.350,00	17,22	R$	39.203,89
RUA TRAVESSA JOÃO FEITOSA Nº29		FORMOSA	FORMOSA	GO	920,00	—	R$	42.031,49
RUA PRINCIPAL, SETOR CENTRAL, TERRENO Nº14 RODOVIA 020		FORMOSA	FORMOSA	GO	312,70	—	R$	1.224,53
POVOADO DE BEZERRA
POVOADO JK BR-020 KM 123		FORMOSA	FORMOSA	GO	532,00	—	R$	1.736,08

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LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1B - IMÓVEIS OI

COMPLETE ADDRESS	ADDRESS - APSIS	NEIGHBORHOOD	CITY	STATE	TOTAL AREA	CONSTRUCTED AREA	FAIR VALUE IN DEZ/14
TRAVESSA INDUSTRIAL I, S/N, LOTE 01		FORMOSA	FORMOSA	GO	6.336,00	180,30	R$	268.970,34
RUA VISCONDE PORTO SEGURO, 825, CENTRO		FORMOSA	FORMOSA	GO	1.658,00	1.193,85	R$	73.384,21
QUADRA 61-A, Nº 7, 3ª ZONA URBANA, BAIRRO FORMOSINHA		FORMOSA	FORMOSA	GO	480,00	161,47	R$	139.176,34
RODOVIA BR-020, KM 84, FAZENDA BAHIA OU BEZERRA, PINDAÍBAS OU CAMPO BELO.		FORMOSA	FORMOSA	GO	982,60	—	R$	1.282,61
LOTES DE 08 A 13, QUADRA 04, LOTEAMENTO NOVA FLORES, II ETAPA		FLORES DE GOIÁS	FLORES DE GOIÁS	GO	2.691,00	121,68	R$	132.923,96
RUA GREGÓRIO PASSOS, LOTE 11, 12 QUADRA 14 - POVOADO VAZANTE		DIVINÓPOLIS	DIVINÓPOLIS	GO	LT 11- 360,00 LT 12- 360,00	14,24	R$	9.549,65
2 LOTES S/N, AVENIDA DUQUE DE CAXIAS, COMARCA DE SÃO DOMINGO - PRAÇA SÃO JOÃO, QUADRA 2A, LOTE 2.		DIVINÓPOLIS	DIVINÓPOLIS	GO	1.278,48	240,90	R$	226.994,78
AV. BAHIA, SETOR TRADICIONAL, QUADRA 26, LOTE 3, CENTRO		DAMIANÓPOLIS	DAMIANÓPOLIS	GO	1.520,00	164,11	R$	155.708,97
LOTEAMENTO SÃO BARTOLOMEU DE BRASÍLIA		CRISTALINA	CRISTALINA	GO	300,00	—	R$	7.831,95
LOTES 71 A 76 e 31, 32, 33, QUADRA 1, ZONA NORTE, SETOR BELVEDERE		CRISTALINA	CRISTALINA	GO	3.744,00	—	R$	97.742,79
LOTE 14, QUADRA 20 NA RUA 7 DE SETEMBRO (E RUA CEL J. J. TAVEIRA)		CRISTALINA	CRISTALINA	GO	1.260,44	278,51	R$	338.992,78
AVENIDA RIO PRETO LOTE 12 QUADRA 02 LOTEAMENTO VILA BORBA		COLINAS DO SUL	COLINAS DO SUL	GO	449,40	33,66	R$	32.739,81
RUA OLAVO BILAC LOTES 01, 02 E 23, QUADRA 47, LOTEAMENTO COLINAS DO SUL		COLINAS DO SUL	COLINAS DO SUL	GO	Lt, 01- 395,32 Lt 02- 475,87 Lt, 23- 360,00	Lt, 01 - 144,00 Lt 02- 0,00 Lt, 23- 17,64	R$	149.199,87
PARQUE DAS AMÉRICAS LOTES A, B QUADRA 28		CIDADE OCIDENTAL	CIDADE OCIDENTAL	GO	958,05	—	R$	37.517,02
LOTE 45-B, QUADRA 08, SUPERQUADRA 10, LOTEAMENTO CIDADE OCIDENTAL		CIDADE OCIDENTAL	CIDADE OCIDENTAL	GO	2.259,40	180,13	R$	262.766,55
QUADRA 51, PRAÇA FELIPE FERREIRA DA SILVA		CAVALCANTE	CAVALCANTE	GO	4.000,00	—	R$	78.319,54
LOTE 45, QUADRA 05, LOTEAMENTO CAVALCANTE		CAVALCANTE	CAVALCANTE	GO	492,89	114,04	R$	103.238,02
AVENIDA BRASIL, QUADRA 03 LOTE 25 - COMUNIDADE DE POUSO ALTO		CAMPOS BELOS	CAMPOS BELOS	GO	360,00	—	R$	28.195,03
LOTE 2, QUADRA 01, ACESSO AO POVOADO BARREIRÃO		CAMPOS BELOS	CAMPOS BELOS	GO	414,60	—	R$	1.352,97
LOTE 2, QUADRA C-15, SETOR AEROPORTO, RUA B. H. FOREMAN		CAMPOS BELOS	CAMPOS BELOS	GO	3.381,00	460,79	R$	414.482,96
LOTE 01, QUADRA 03, AVENIDA PRESIDENTE JUSCELINO		CABECEIRAS	CABECEIRAS	GO	1.987,00	242,00	R$	220.439,04
1ª ETAPA, LOTEAMENTO NOVO BURITI I, LOTES 01 A 05, QUADRA 41, DENTRO DO LOTEAMENTO TERRAS DO MUNICÍPIO DE MAMBAÍ.		BURITINÓPOLIS	BURITINÓPOLIS	GO	2.300,14	151,14	R$	145.912,63
LOTE 24 D 25, QUADRA 5, AVENIDA MARECHAL RONDON, VILA MARAJOARA		ALVORADA DO NORTE	ALVORADA DO NORTE	GO	660,00	290,59	R$	265.251,63
AV. JOÃO BERNARDES RABELO QUADRA 01 Nº 907 ESTÂNCIA PARAISO, NOVA ROMA		ALTO PARAÍSO DE GOIÁS	ALTO PARAÍSO DE GOIÁS	GO	2.150,00	121,68	R$	179.380,50
FAZENDA REGO, LUGAR DENOMINADO PRIMAVERA		ALTO PARAÍSO DE GOIÁS	ALTO PARAÍSO DE GOIÁS	GO	2.500,00	—	R$	1.631,66
RODOVIA GO-118, KM 164, FAZENDA VEADEIROS, NÚCLEO URBANO - AVENIDA JOÃO BERNARDES RABELO, S/N.		ALTO PARAÍSO DE GOIÁS	ALTO PARAÍSO DE GOIÁS	GO	1.600,00	296,61	R$	255.101,98

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LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1B - IMÓVEIS OI

COMPLETE ADDRESS	ADDRESS - APSIS	NEIGHBORHOOD	CITY	STATE	TOTAL AREA	CONSTRUCTED AREA	FAIR VALUE IN DEZ/14
LOTES 19 E 20, QUADRA 06, LOTEAMENTO JARDIM QUERÊNCIA		ÁGUAS LINDAS DE GOIÁS	ÁGUAS LINDAS DE GOIÁS	GO	Lt, 19- 1,000,00 Lt ,20- 1,000,00	Lt, 19- 130,32 Lt ,20- 72,58	R$	202.236,21
LOTES 28 E 29, QUADRA 18, LOTEAMENTO JARDIM AMÉRICA II		ÁGUAS LINDAS DE GOIÁS	ÁGUAS LINDAS DE GOIÁS	GO	Lt, 28- 360,00 Lt ,29- 360,00	Lt, 28- 39,42 Lt, 29- 119,18	R$	155.666,31
LOTES 07 E 08, QUADRA 13, JARDIM BRASÍLIA		ÁGUAS LINDAS DE GOIÁS	ÁGUAS LINDAS DE GOIÁS	GO	Lt, 07- 360,00 Lt ,08- 360,00	Lt, 07 - 0,00 Lt, 08 -161,47	R$	157.973,02
LOTE 03 (03-A E 03-B), QUADRA 31, LOTEAMENTO ÁGUA FRIA I ETAPA		ÁGUA FRIA DE GOIÁS	ÁGUA FRIA DE GOIÁS	GO	Lt 3A- 1,050,63 Lt 3B- 949,37	Lt 3A-83,82 Lt 3B- 74,69	R$	158.726,77
LOTE 19, CHÁCARA 154/1, COLÔNIA AGRÍCOLA VICENTE PIRES		VICENTE PIRES	TAGUATINGA	DF	928,80	187,05	R$	1.852.207,62
ÁREA ESPECIAL 19, SETOR E SUL		TAGUATINGA	TAGUATINGA	DF	600,00	1.116,48	R$	1.884.383,71
ÁREA ESPECIAL 46, SETOR G NORTE		TAGUATINGA	TAGUATINGA	DF	800,00	615,94	R$	1.538.620,23
EQ C-10 e EQ C-11, SETOR CENTRAL		TAGUATINGA	TAGUATINGA	DF	2.475,00	3.403,87	R$	6.826.707,22
LOTE 16, QUADRA 89/2, COLÔNIA AGRÍCOLA ARNIQUEIRA		COLÔNIA AGRÍCOLA ARNIQUEIRA	TAGUATINGA	DF	975,00	161,47	R$	1.811.465,62
LOTE 02, QMSW-04, SHCSW		SUDOESTE	SUDOESTE	DF	2.655,00	711,59	R$	6.929.889,56
SQS 407, ENTRADA DA QUADRA		BRASÍLIA	BRASÍLIA	DF	1.012,29	2.327,57	R$	5.101.702,89
MÓDULO M, LOTE ESPECIAL S/N, CONDOMÍNIO SOLAR DE ATHENAS		SOBRADINHO	SOBRADINHO	DF	1.772,00	146,22	R$	971.475,58
LOTE 01, CONJUNTO 01, QUADRA AR-12, ÁREA DE EXPANSÃO URBANA		SOBRADINHO	SOBRADINHO	DF	1.920,00	2.688,00	R$	445.833,98
LOTE E DO COMÉRCIO LOCAL 215		SANTA MARIA	SANTA MARIA	DF	2.915,44	787,55	R$	1.716.978,70
LOTES C1 E C2 DO COMÉRCIO LOCAL 204		SANTA MARIA	SANTA MARIA	DF	4.513,20	773,41	R$	2.754.840,09
QS-417, CONJUNTO G, LOTES 1 E 2		SAMAMBAIA	SAMAMBAIA	DF	2.184,00	980,62	R$	4.374.260,32
ÁREA ESPECIAL 02, QN-206		SAMAMBAIA	SAMAMBAIA	DF	1.793,94	844,53	R$	3.865.148,14
LOTE 01, ÁREA CENTRAL 03, SETOR HABITACIONAL RIACHO FUNDO		RIACHO FUNDO I	RIACHO FUNDO I	DF	1.750,00	558,23	R$	6.918.226,08
LOTE 16, CONJUNTO C, QUADRA 4, CONDOMÍNIO SÃO FRANCISCO CRS C R S		RECANTO DAS EMAS	RECANTO DAS EMAS	DF	360,00	—	R$	610.892,42
LOTE 01, QUADRA 113, AVENIDA RECANTO DAS EMAS		RECANTO DAS EMAS	RECANTO DAS EMAS	DF	5.298,00	741,84	R$	5.285.450,43
ENTREQUADRA EQS 112 E EQS 113, LOTE B, ASA SUL		BRASÍLIA	BRASÍLIA	DF	2.000,00	1.478,65	R$	6.783.425,75
LOTE 01, QUADRA 103, AVENIDA RECANTO DAS EMAS		RECANTO DAS EMAS	RECANTO DAS EMAS	DF	3.020,00	755,98	R$	6.648.015,08
BLOCO C, QUADRA 02, SETOR COMERCIAL CENTRAL		PLANALTINA	PLANALTINA	DF	1.872,00	757,00	R$	2.812.680,57
PARTE DOS LOTES 01 E 03, QUADRA 05, CONJUNTO H, CONDOMÍNIO ARAPOANGAS		PLANALTINA	PLANALTINA	DF	916,81	59,47	R$	1.090.397,71
ÁREA ESPECIAL F, SETOR 3ª AVENIDA		NÚCLEO BANDEIRANTE	NÚCLEO BANDEIRANTE	DF	2.178,00	831,52	R$	4.504.221,48
SHI/SUL, QI 26, CONJUNTO A		LAGO SUL	LAGO SUL	DF	1.650,00	760,36	R$	3.754.449,88
SHI/SUL, QI 21, CONJUNTO G		LAGO SUL	LAGO SUL	DF	2.000,00	433,37	R$	4.337.256,92
MÓDULO 202, RUA 09		LAGO OESTE	LAGO OESTE	DF	—	813,25	R$	790.562,06
SHI/NORTE, CA 08, CONJUNTO 06, BLOCO A		LAGO NORTE	LAGO NORTE	DF	1.730,99	706,32	R$	4.075.873,72
ÁREA ESPECIAL A, TRECHO 10, SHI NORTE		LAGO NORTE	LAGO NORTE	DF	2.200,00	921,21	R$	5.203.084,94
ÁREA ESPECIAL 04, QE 44, SRIA, GUARÁ II		GUARÁ	GUARÁ	DF	1.500,00	1.343,89	R$	3.573.542,98

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LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1B - IMÓVEIS OI

COMPLETE ADDRESS	ADDRESS - APSIS	NEIGHBORHOOD	CITY	STATE	TOTAL AREA	CONSTRUCTED AREA	FAIR VALUE IN DEZ/14
ÁREA ESPECIAL A, QE 22		GUARÁ	GUARÁ	DF	2.400,00	1.885,05	R$	5.437.525,07
LOTE 16, PRAÇA 2, SETOR CENTRAL		GAMA	GAMA	DF	2.200,00	1.387,65	R$	4.050.530,00
RA II, EST. REP.		GAMA	GAMA	DF	6.344,58	74,91	R$	1.718.369,76
EQNP-10/14, ÁREA ESPECIAL A		CEILÂNDIA	CEILÂNDIA	DF	4.247,00	808,57	R$	3.446.997,33
FAZENDA SANTAINHA - AV COMERCIAL SUL, SETOR SÃO PAULO, QUADRA 1A, LOTE 01.		TAGUATINGA	TAGUATINGA	TO	17.920,00	—	R$	11.695,72
RUA DOM PEDRO II LOTES 01,02,03		TAGUATINGA	TAGUATINGA	TO	690,00	328,50	R$	277.534,83
LOTEAMENTO PILOTO QUADRA 38 LOTE “ÁREA”		RIO DA CONCEIÇÃO	RIO DA CONCEIÇÃO	TO	2.500,00	151,14	R$	154.108,63
AVENIDA BRASIL LOTES 11, 13, 15 QUADRA QSE 12		PONTE ALTA DO BOM JESUS	PONTE ALTA DO BOM JESUS	TO	1.912,00	121,00	R$	122.208,94
AVENIDA JOÃO BATISTA CIRQUEIRA LOTE 01 QUADRA 07		NOVO JARDIM	NOVO JARDIM	TO	2.952,04	151,14	R$	160.009,22
AVENIDA SETE DE SETEMBRO 283 LOTES		DIANÓPOLIS	DIANÓPOLIS	TO	1.025,00	966,00	R$	809.850,39
QNN-33, ÁREA ESPECIAL E, SETOR N		CEILÂNDIA	CEILÂNDIA	DF	5.000,00	1.544,76	R$	3.589.921,95
AVENIDA JK QUADRA 02 LOTE 06 PARQUE DOS GIRASSÓIS		COMBINADO	COMBINADO	TO	1.612,00	168,10	R$	156.148,57
QUADRA 88, LOTES 01, 02, 26 E 27JARDIM CÉU AZUL		VALPARAÍSO	VALPARAÍSO	GO	2.394,00	Lt 01- 137,59 Lt 02- 137,59 Lt 26- 137,59 Lt 27- 137,59	R$	567.337,84
PARQUE MARAJÓ LOTES 10, 11, 22 E 23 QUADRA 35		VALPARAÍSO	VALPARAÍSO	GO	—	38,69	R$	20.770,22
FAZENDA TEREZA		TEREZINA	TEREZINA	GO	1.800,00	121,68	R$	99.207,40
AVENIDA JOÃO CRISÓSTIMO DE OLIVEIRA COM A RUA CORONEL JOAQUIM GOMES DE ORNELAS - LOTES 04 E 05 - VILA REIS		SÍTIO D’ ABADIA	SÍTIO D’ ABADIA	GO	Lt 04- 300,00 Lt 05- 300,00	—	R$	11.747,93
RUA CAMPELO DE MIRANDA LOTE 13 QUADRA 05		SIMOLÂNDIA	SIMOLÂNDIA	GO	465,00	—	R$	13.353,48
QNM-2, CONJUNTO F, LOTES 2, 4, 6, 8, 10, 12 E 14. QNM-2, CONJUNTO G, LOTES 1, 3, 5, 7, 9, 11 E 13.		CEILÂNDIA	CEILÂNDIA	DF	3.500,00	1.279,97	R$	2.722.819,16
RUA FELIPE CRISOSTÓMO DO CARMO, ÁREA ESPECIAL 1 QUADRA 43		SÃO JOÃO DA ALIANÇA	SÃO JOÃO DA ALIANÇA	GO	3.000,00	254,85	R$	232.241,96
AVENIDA PRESIDENTE VARGAS, QUADRA 10 LOTES 01,02,03 - SETOR LESTE		SÃO DOMINGOS	SÃO DOMINGOS	GO	3.038,12	133,00	R$	166.381,89
RUA MARIANO SOARES QUADRA 09 LOTE 05 - SÃO VICENTE		SÃO DOMINGOS	SÃO DOMINGOS	GO	300,00	—	R$	9.789,94
QUADRA 21 LOTES 21, 22 E 23		SANTO ANTÔNIO DO DESCOBERTO	SANTO ANTÔNIO DO DESCOBERTO	GO	Lt 21- 525,00 Lt 22- 407,50 Lt 23- 420,00	Lt 21- 69,70 Lt 22- 69,76 Lt 23- 161,00	R$	276.852,06
MANSÕES BITTENCOURT LOTE 23 QUADRA 50C		SANTO ANTÔNIO DO DESCOBERTO	SANTO ANTÔNIO DO DESCOBERTO	GO	890,00	161,47	R$	153.012,79
AVENIDA SANTO ANTÔNIO LOTE 25 QUADRA 14		SANTO ANTÔNIO DO DESCOBERTO	SANTO ANTÔNIO DO DESCOBERTO	GO	421,87	—	R$	13.766,94
TROMBAS DENOMINADO “JABOTICABAL”		POSSE	POSSE	GO	625,00	—	R$	4.079,14
PADRE TRAJANO QUADRA 23 LOTE 04 SETOR CENTRAL		POSSE	POSSE	GO	972,80	427,06	R$	362.287,48
FAZENDA SANTA ROSA, GLEBA SÃO PAULO		POSSE	POSSE	GO	625,00	—	R$	815,83
CENTRO CIVICO LOTE 06 QUADRA QC 04		PLANALTINA DE GOIÁS	PLANALTINA DE GOIÁS	GO	2.025,00	310,00	R$	354.887,12
QUADRA 1, PROJEÇÃO A, SETOR NORTE		BRAZLÂNDIA	BRAZLÂNDIA	DF	780,00	636,00	R$	821.887,76
SCS, QUADRA 02, BLOCO E, EDIFÍCIO PROJEÇÃO 21, ASA SUL (ANDARES: TERRENO, 2º SS, 1º SS/PARTE, TÉRREO, MEZANINO, 2º, 3º, 5º, 8º, 9º, 10º, 11º, 14º/PARTE, COBERTURA)	Parte com 10.584,16 m² do prédio comercial denominado Edifício Brasil Telecom Estação Telefônica Centro-Sul situado no Setor Comercial Sul – SCS Bloco E, quadra 02, projeção 21, Plano Piloto, Brasília, Distrito Federal, Brasil.	BRASÍLIA	BRASÍLIA	DF	2.443,34	10.584,16	R$	34.341.813,20

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LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1B - IMÓVEIS OI

COMPLETE ADDRESS	ADDRESS - APSIS	NEIGHBORHOOD	CITY	STATE	TOTAL AREA	CONSTRUCTED AREA	FAIR VALUE IN DEZ/14
SHC/AO-SUL, ÁREA ESPECIAL 02, EA-06/08	O prédio comercial situado na Área Especial 02, da EA-06/08 do Setor de Habitações Coletivas, Área Octogonal Sul – “SHC/AO-SUL” com frente para a EPIA - Estrada Parque Indústria e Abastecimento – Cruzeiro - Brasília, Distrito Federal, Brasil.	CRUZEIRO	CRUZEIRO	DF	2.600,00	2.282,12	R$	6.946.943,25
SCN, QUADRA 03, BLOCO A, ASA NORTE (ANDARES: TERRENO, DEPÓSITO, SOBRELOJA, 1º, 4º, 5º PAVIMENTOS)	Parte com 9.033,17 m² do prédio comercial denominado Edifício Brasil Telecom Estação Telefônica Centro-Norte situado no Setor Comercial Norte – SCN Bloco A, quadra 03, lote F, Plano Piloto, Brasília, Distrito Federal, Brasil.	BRASÍLIA	BRASÍLIA	DF	8.837,20	9.033,17	R$	99.652.478,07
SHI/SUL, ÁREA ESPECIAL, QI 07, BLOCO E	O prédio comercial situado no Lote E do Setor de Habitações Individuais Sul - SHIS, Área Especial QI 07 Lago Sul - Brasília, Distrito Federal, Brasil.	LAGO SUL	LAGO SUL	DF	2.000,00	1.154,51	R$	3.654.911,89
QUADRAS 8 E 10, SETOR COMERCIAL	O imóvel localizado na Área reservada para Estação Telefônica das quadras 8 e 10 do Setor Comercial, Sobradinho, Distrito Federal, Brasil.	SOBRADINHO	SOBRADINHO	DF	5.400,00	2.118,23	R$	3.918.587,68
SEPN 508, LOTE 9, ASA NORTE	O prédio comercial situado no Setor de Edifícios de Utilidade Pública Norte - SEPN Quadra 508, lote 9, com frente para a Avenida W3 Norte, Asa Norte, Plano Piloto, Brasília, Distrito Federal, Brasil.	BRASÍLIA	BRASÍLIA	DF	2.331,00	3.549,70	R$	10.925.575,91
TRECHO 02 DO SETOR SMPW/SUL, ÁREA ESPECIAL		PARK WAY	BRASÍLIA	DF	2.000,00	504,00	R$	1.177.403,76
LOTES 470, 480, 490, 500, 510 E 520, QUADRA 02, SIG/SUL	O prédio comercial ocupado pelo Cyber Data Center da Brasil Telecom situado no Setor de Industrias Gráficas Sul-SIG/Sul, lotes 470/480/490/500/510 e 520 da Quadra 02, Plano Piloto, Brasília, Distrito Federal, Brasil.	SIG/Sul	BRASÍLIA	DF	9.000,00	5.510,70	R$	37.593.379,46
RUA 3 ESQ. C/ RUA 7, Nº 700, QD. 8, LT. 65/41/67/43	O prédio comercial denominado Edifício BrasilTelecom Estação Telefônica Goiânia Centro, situado na Rua 3, esquina da Rua 7 – Setor Central - Goiânia, Goiás, Brasil.	CENTRO	GOIÂNIA	GO	855,00	7.934,00	R$	14.237.187,15
RUA GENERAL OSÓRIO, 3442		—	CASCAVEL	PR	3.487,19	5.848,06	R$	11.904.570,16
RUA NEO ALVES MARTINS, 2250		—	MARINGA	PR	2.080,00	5.026,03	R$	6.631.054,43
FAZENDA APUCARANA GRANDE		—	MAUA DA SERRA	PR	1764180,00	301,42	R$	9.346.131,84
AVENIDA SILVA JARDIM, 3019		AGUA VERDE	CURITIBA	PR	2.164,74	3.524,17	R$	8.184.391,99
RUA 20 DE SETEMBRO		CAXIAS DO SUL	CAXIAS DO SUL	RS	1.144,00	3.202,42	R$	6.578.841,41
RUA RUI BARBOSA, 3040		CENTRO	CAMPO GRANDE	MS	5.076,00	7.825,76	R$	12.895.312,35
RUA VISCONDE DE NACAR, 1415		CENTRO	CURITIBA	PR	1.756,44	5.240,49	R$	29.369.827,71
AV. NS-1 QD. ACSU SO-50, CONJ. 2, LT. 15		CENTRO	PALMAS	TO	5.400,00	—	R$	1.762.189,66
RUA OS 18 DO FORTE		IMIGRANTES	CAXIAS DO SUL	RS	1512	1.800,55	R$	5.997.971,48
ESTRADA JUCA BATISTA		IPANEMA	PORTO ALEGRE	RS	4.614,86	2.931,61	R$	6.043.657,88
RUA MAJOR CAPILE, 735		JARIDM CARAMURU	DOURADOS	MS	2.000,00	3.627,32	R$	5.612.900,41
AV. BORGES DE MEDEIROS, 2105		MATRIZ	PORTO ALEGRE	RS	1.055,00	15.436,00	R$	16.943.127,27
AV. APARICIO BORGES, 1.241		PARTENON	PORTO ALEGRE	RS	3.950,88	3.545,22	R$	6.591.894,66
RUA GUSTAVO SCHIER, 216		PINHEIRINHO	CURITIBA	PR	4.632,30	3.429,84	R$	4.190.095,42

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	55/56

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1B - IMÓVEIS OI

COMPLETE ADDRESS	ADDRESS - APSIS	NEIGHBORHOOD	CITY	STATE	TOTAL AREA	CONSTRUCTED AREA	FAIR VALUE IN DEZ/14
RUA VENANCIO AIRES		SANTA MARIA	SANTA MARIA	RS	2.509,00	4.528,00	R$	10.742.830,31
RUA XV DE NOVEMBRO		SEDE - CTMR	PELOTAS	RS	7.971,84	2.366,55	R$	7.831.954,05

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	56/56

Exhibit 1C

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
1	RUA GOIAS	S/Nº	FAROL	MACEIÓ	AL	7.800,00	7.800,00	R$	4.948.114,80
2	RUA ARSENIO FORTE	S/Nº	FAROL	MACEIÓ	AL	1.777,00	12.350,00	R$	1.485.944,79
5	RUA DEPUTADO ANTENOR CERPA	S/Nº	CENTRO	DELMIRO GOUVEIA	AL	473,00	1.200,00	R$	302.433,47
6	RUA MARTINO MAIA	S/Nº	CENTRO	ATALAIA	AL	473,00	1.081,00	R$	177.963,74
7	RUA FREDERICO MAIA	37	CENTRO	VIÇOSA	AL	435,00	1.006,00	R$	330.404,19
8	AV. PRESIDENTE GETULIO VARGAS	88	SERRARIA	MACEIÓ	AL	622,44	4.116,00	R$	732.483,37
9	AV. EMPRESARIO CARLOS DA SILVA NOGUEIRA	990	JATIUCA / STELA MARIS	MACEIÓ	AL	921,00	1.704,00	R$	1.503.426,49
10	AV. 15 DE NOVEMBRO	S/Nº	CENTRO	PALMEIRA DOS ÍNDIOS	AL	653,00	1.398,00	R$	485.991,35
12	MATA DO RÔLO	S/Nº	MATA DO ROLO	RIO LARGO	AL	70,55	2.500,00	R$	210.479,71
14	RUA MARECHAL DEODORO	1776	CENTRO	UNIÃO DOS PALMARES	AL	473,00	1.693,00	R$	258.554,39
15	RUA CEL. LUCENA MARANHÃO	S/Nº	CENTRO	SANTANA DO IPANEMA	AL	187,77	579,00	R$	166.251,00
16	AV. FERNANDES LIMA	S/Nº	CENTRO	ARAPIRACA	AL	1.720,80	1.581,00	R$	538.436,46
17	RUA MAJOR LUIZ CAVALCANTE	S/Nº	CENTRO	PARIPUEIRA	AL	167,50	1.277,00	R$	215.024,95
19	RUA JOAQUIM MAZONI - MORRO	S/Nº	CENTRO	PENEDO	AL	215,76	3.385,00	R$	226.912,51
20	AV. PRESIDENTE KENNEDY	S/Nº	CENTRO	MURICI	AL	191,90	3.600,00	R$	124.819,36
21	RUA BENEVIDES MONTE	S/Nº	CENTRO	MAJOR IZIDORO	AL	170,63	440,00	R$	147.195,94
22	RUA ALCIDES DE SÁ	26		SÃO MIGUEL DOS CAMPOS	AL	292,90	480,00	R$	235.478,54
24	MORRO DO CRISTO	0	MORRO DO CRISTO	SANTANA DO IPANEMA	AL	151,11	3.813,00	R$	56.990,35
25	MORRO	0	MORRO	UNIÃO DOS PALMARES	AL	87,30	3.650,00	R$	98.596,81
27	RUA PESCADOR PILARENSE	S/Nº	CHA DO PILAR	PILAR	AL	111,95	1.348,00	R$	135.658,02
28	RUA MANOEL HIPÓLITO	137	CENTRO	CAPELA	AL	50,00	500,00	R$	64.857,12
29	AV. 22 DE MAIO	24	CENTRO	CAJUEIRO	AL	150,00	531,80	R$	89.506,32
30	RUA XINGO	S/Nº	CENTRO	PIRANHAS	AL	100,00	1.739,00	R$	95.100,47
31	TORRE MORRO MAJOR IZIDORO - Faz. Lagoa Nova	0	MORRO	MAJOR IZIDORO	AL	68,29	440,00	R$	92.478,21
32	RUA ANA LOPES COHET	S/Nº	JACINTINHO	MACEIÓ	AL	158,46	400,00	R$	234.080,01
33	FAZENDA COTIA QUEIMADA	0	MORRO	SÃO JOSÉ DA LAJE	AL	84,95	3.630,00	R$	86.359,61
34	RUA VEREADOR ACACIO LINS DE ALBUQUERQUE - ALTO - MORRO	0	MORRO	SÃO LUIZ DO QUINTUDE	AL	61,20	2.467,00	R$	69.577,18
35	ALTO DO MAXI	0	RURAL	MATA GRANDE	AL	54,67	2.330,64	R$	61.360,78
38	RUA MANOEL RIBEIRO GRANJA	SN	CENTRO	RIO LARGO	AL	299,40	580,00	R$	91.953,76
39	RUA LEONITA CAVALCANTE	6	CENTRO	BARRA DE SÃO MIGUEL	AL	94,00	435,00	R$	159.433,14
42	MORRO DO CUSCUZ	S/Nº	MORRO	CAJUEIRO	AL	158,64	1.600,00	R$	36.886,39
43	RUA ANTONIO BRASIL ROCHA	37	CENTRO	CORURIPE	AL	83,95	400,00	R$	169.222,89
44	AV. GOV. MUNIZ FALCÃO	294	CENTRO	BATALHA	AL	96,65	478,00	R$	142.825,52
45	RUA CARLOS LOBO MOREIRA BREDA	122	CENTRO	CACIMBINHAS	AL	76,95	2.500,00	R$	110.484,37
47	CONJ. ARNALDO CAVALCANTE MAGALHÃES	0	MORRO	FLEXEIRAS	AL	76,95	1.552,00	R$	72.549,07
49	ESTRADA DA USINA TRIUNFO	S/Nº	FAZENDA TRIUNFO	BOCA DA MATA	AL	76,95	400,00	R$	67.304,56
50	AV. 2 DE DEZEMBRO	1142	CENTRO	OLHO D´ÁGUA DAS FLORES	AL	90,78	647,80	R$	87.058,88
51	ESTRADA DO PERI-PERI	0	MORRO	QUEBRANGULO	AL	16,08	2.500,00	R$	49.648,04
52	MORRO DO CRUZEIRO	S/Nº	MORRO	MARAGOGI	AL	84,25	900,00	R$	58.563,71
53	FAZENDA SENHOR DO BONFIM	S/Nº	MORRO	PÃO DE AÇÚCAR	AL	73,47	900,00	R$	59.962,24
55	RUA DAS ALGAS - QUADRA N	0	PRAIA DO FRANCES	MARECHAL DEODORO	AL	83,29	100,00	R$	129.714,24
56	MORRO DO CRUZEIRO	0	MORRO	MARIBONDO	AL	76,95	2.500,00	R$	86.184,80
57	MORRO BOA VISTA	0	CENTRO	PORTO CALVO	AL	57,10	2.500,00	R$	92.827,85
60	MORRO	0	POV. DE AGRESTE	MONTEIRÓPOLIS	AL	99,75	570,00	R$	81.289,92
61	AV. SEBASTIÃO DA CRUZ	0	CENTRO	ANADIA	AL	87,22	1.184,00	R$	69.227,55
66	MORRO DA AMIZADE (Sítio Coimbra)	0	MORRO	NOVO LINO	AL	61,20	2.500,00	R$	79.891,38
67	RUA DR. OSCAR GORDILHO	S/Nº	CENTRO	SÃO JOSÉ DA LAJE	AL	64,30	330,00	R$	55.417,00

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	1/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
69	RUA SANTA RITA - MORRO	SN	FATIMA	SÃO MIGUEL DOS CAMPOS	AL	105,00	2.500,00	R$	127.091,98
73	PRAÇA DA MATRIZ	S/Nº	CENTRO	MARECHAL DEODORO	AL	50,66	200,00	R$	87.758,15
75	PEDRA TALHADA	0		JUNQUEIRO	AL	89,75	2.156,00	R$	112.931,80
76	MORRO	0	CENTRO	BARRA DE SANTO ANTONIO	AL	44,97	400,00	R$	20.978,04
78	MORRO	0	MORRO	GIRAU DO PONCIANO	AL	72,00	293,88	R$	104.365,77
83	RUA JOSÉ ALEXANDRE	S/Nº	CENTRO	GIRAU DO PONCEANO	AL	58,88	300,00	R$	90.904,86
95	RUA 21 DE ABRIL	S/Nº	BARRA NOVA	MARECHAL DEODORO	AL	77,00	2.500,00	R$	211.353,79
99	PRAÇA LEOPOLDO WANDERLEY	S/Nº	CENTRO	POÇO DAS TRINCHEIRAS	AL	50,60	160,00	R$	43.004,99
100	PRAÇA JOSÉ TEÓFILO DA SILVA	S/Nº	CENTRO	JACARÉ DOS HOMENS	AL	51,80	55,63	R$	16.957,25
106	AV. SÃO SEBASTIÃO	S/Nº	CIDADE ALTA	ATALAIA	AL	91,25	1.660,00	R$	106.988,02
110	MORRO	0	MORRO	TANQUE D´ARCA	AL	15,00	108,00	R$	22.201,76
118	MORRO	0	MORRO	MURICI	AL	32,40	200,00	R$	64.332,67
122	RUA MARIA DIAS	S/Nº	MORRO	TRAIPU	AL	14,00	338,04	R$	60.661,51
123	AV. MACEIÓ	S/Nº	MORRO XINGÓ	PIRANHAS	AL	22,50	—	R$	79.541,75
126	AV. JORGE MONTENEGRO BARROS	S/Nº	SANTA AMELIA	MACEIÓ	AL	69,35	5.000,00	R$	667.801,07
127	AV. GETÚLIO VARGAS - BL C	950	CENTRO	MANAUS	AM	5.195,10	4.668,00	R$	5.599.847,15
128	AV. PARAÍBA - PRÉDIO GARAJINHA	154	ADRIANÓPOLIS	MANAUS	AM	1.132,39	2.288,00	R$	1.673.714,73
129	RUA PARAÍBA	2840	ADRIANÓPOLIS	MANAUS	AM	1.886,47	2.256,55	R$	2.604.773,81
130	AV. EFIGENIO SALES (PRÉDIO GARAJÃO)	116	ADRIANÓPOLIS	MANAUS	AM	3.371,22	11.615,00	R$	5.366.882,95
134	AV. DOM PEDRO I N.149	0	DOM PEDRO	MANAUS	AM	667,64	3.126,00	R$	844.366,27
136	AV. NOEL NUTELS	555	CIDADE NOVA	MANAUS	AM	296,70	5.057,00	R$	554.170,00
137	AV. HENRIQUE BASTOS, 444 - COJ SANTOS DUMONT	0	FLORES	MANAUS	AM	243,72	3.200,00	R$	445.783,44
138	RUA MARCILIO DIAS	869	CENTRO	MANACAPURU	AM	189,40	3.000,00	R$	274.462,74
140	AV. AMAZONAS	1860	CENTRO	PARINTINS	AM	180,97	2.172,00	R$	375.856,62
141	RUA JOSÉ BASÍLIO	S/Nº	CENTRO	BARCELOS	AM	302,69	3.302,79	R$	304.181,64
142	AV. CONSTANTINO NERY (esquina c/ Av. Cônego)	S/Nº	CENTRO	BORBA	AM	302,69	2.227,00	R$	478.998,67
143	AV. AUTAZ MIRIM	S/Nº	JORGE TEIXEIRA	MANAUS	AM	109,50	819,00	R$	217.822,02
144	RUA JOEL FERREIA	245	CENTRO	NOVA OLINDA DO NORTE	AM	55,60	1.695,00	R$	90.030,77
147	AV. PRESIDENTE CASTELO BRANCO	695	CENTRO	ALVARÃES	AM	55,60	1.641,49	R$	65.906,02
148	AV. N. SENHORA DO ROSÁRIO	2521	CENTRO	ITACOATIARA	AM	359,80	3.102,00	R$	721.994,35
150	RUA DEPUTADO JOAO VERÇOSA	S/Nº	CENTRO	MAUES	AM	302,69	1.445,00	R$	175.865,94
151	RUA OLAVO BILAC	468	CENTRO	BOA VISTA DO RAMOS	AM	55,60	2.516,81	R$	92.827,85
152	AV. DA AMIZADE	933	CENTRO	TABATINGA	AM	396,92	7.314,00	R$	393.338,33
153	AV. CASTELO BRANCO	632	CENTRO	BENJAMIN CONSTANT	AM	131,14	2.960,00	R$	126.917,17
154	RUA BENJAMIN CONSTANT	395	CENTRO	TEFE	AM	282,21	1.334,00	R$	262.050,73
155	RUA ANDRE COSTA PEREIRA	173	CENTRO	CARAUARI	AM	302,69	1.713,00	R$	208.381,90
156	AV. GETULIO VARGAS	876	CENTRO	EIRUNEPE	AM	302,69	1.800,00	R$	302.433,47
157	RUA ALVARO MAIA	S/Nº	CENTRO	ANAMA	AM	55,60	800,00	R$	121.847,47
158	RUA BELARMINO LINS	550	CENTRO	FONTE BOA	AM	302,69	11.236,00	R$	156.810,88
159	RUA SÂO FRANCISCO	309	CENTRO	JUTAI	AM	55,60	1.122,00	R$	45.102,79
162	AV. 05 DE SETEMBRO	506	CENTRO	HUMAITÁ	AM	189,40	1.995,00	R$	254.708,42
163	TRAV. PEDRO TINOCO	143	CENTRO	MANICORE	AM	189,40	2.800,00	R$	238.275,62
166	RUA DONA RAQUEL	S/Nº	PETRÓPOLIS	MANAUS	AM	243,72	2.300,00	R$	412.568,20
167	AV. PRES.KENEDY	215	EDUCANDOS	MANAUS	AM	252,72	2.400,00	R$	344.389,56
168	RUA VOLUNTÁRIOS DA PÁTRIA	111	SAO JORGE	MANAUS	AM	243,72	1.920,00	R$	503.473,06
169	AV. BURITI	S/Nº	DISTRITO INDUSTRIAL II	MANAUS	AM	1.026,20	6.500,00	R$	650.319,37
170	AV. GETÚLIO VARGAS - BL. A	950	CENTRO	MANAUS	AM	2.662,64	3.280,00	R$	5.221.302,70
173	AV. AYRÃO	1091	CENTRO	MANAUS	AM	160,00	2.430,20	R$	388.093,82

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	2/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
174	AV. UATUMA	644	CENTRO	SÃO SEBASTIAO DO UATUMA	AM	55,60	2.050,00	R$	95.974,55
175	AV. AMAZONAS	2641	CENTRO	BOCA DO ACRE	AM	165,08	1.407,00	R$	92.653,03
178	RUA NOVA ITÁLIA	1	CENTRO	NOVA ITÁLIA - MUN. AMATURÁ	AM	23,10	450,00	R$	11.712,74
181	RUA CONTO VALE	LOTE 6	CENTRO	ARARAS	AM	16,50	300,00	R$	12.761,64
182	RUA CÔNEGO BENTO	346	CENTRO	NOVO ARIPUANÃ	AM	302,69	4.550,00	R$	194.221,72
183	RUA PEDRO TEIXEIRA	176	CENTRO	ATALAIA DO NORTE	AM	55,60	983,49	R$	64.682,30
185	RUA DR. JÚLIO TAUMATURGO LOBO	S/N.º	VILA DO NOVO CÉU	AUTAZES	AM	16,50	200,00	R$	14.509,81
187	RUA RAIMUNDO CAVALCANTE	742	CENTRO	AUTAZES	AM	55,60	2.025,00	R$	124.644,55
188	RUA SILVA RAMOS	S/N.º	BARREIRA DO ANDIRÁ	BARREIRRINHA	AM	23,10	360,00	R$	12.412,01
189	RUA TANCREDO NEVES	S/N.º	CAMETÁ	BARREIRINHA	AM	16,50	450,00	R$	12.062,38
190	RUA 04 DE MARÇO	S/N.º	FREGUESIA DO ANDIRÁ	BARREIRRINHA	AM	23,10	375,00	R$	11.363,11
191	RUA CORONEL DOMINGOS DUTRA	S/N.º	PEDRAS	BARREIRRINHA	AM	16,50	336,00	R$	10.838,66
192	RUA PRINCIPAL	S/N.º	TERRA PRETA DO LIMÃO	BARREIRINHA	AM	16,50	450,00	R$	13.111,28
193	RUA MAJOR GALDENCIO	175	CENTRO	BARREIRRINHA	AM	157,50	1.084,46	R$	118.001,50
194	VILA FEIJOAL	0	FEIJOAL	BENJAMIN CONSTANT	AM	23,10	250,00	R$	19.579,51
195	RUA FILADÉLFIA MAGUTA	1	FILADELFIA	BENJAMIM CONSTANT	AM	16,50	250,00	R$	14.684,63
196	AV. CASTELO BRANCO	502	CENTRO	BERURI	AM	42,75	1.394,16	R$	36.012,31
197	RUA SÃO BENEDITO	1	VILA SÃO BENEDITO	BOA VISTA DO RAMOS	AM	16,50	450,00	R$	13.635,73
198	RUA COMANDANTE MODESTO	S/N.º	SÃO PAULO	BOCA DO ACRE	AM	16,50	300,00	R$	12.761,64
199	RUA ÂNGELO ANIM	S/N.º	VILA DO AXINIM	BORBA	AM	23,10	360,00	R$	38.459,75
200	RUA PADRE BENTO	S/N.º	VILA FOZ DO CANUMÃ	BORBA	AM	23,10	450,00	R$	77.793,58
202	RUA COUTO VALE	S/Nº	CENTRO	CAAPIRANGA	AM	55,60	2.049,26	R$	38.809,38
205	RUA MANAQUIRI	412	CENTRO	CAREIRO	AM	55,60	2.460,00	R$	56.465,90
206	RUA NUNES DE MELO	1	CENTRO	MUTIRÃO	AM	16,50	450,00	R$	21.852,13
207	RUA PRIMEIRO DE MAIO	1	SAMAÚMA	CAREIRO	AM	16,50	450,00	R$	15.908,35
208	ENS CAREIRO	1	BALSA DO CAREIRO	MUN. CAREIRO DA VARZEA	AM	16,50	275,00	R$	27.096,64
210	RUA GETÚLIO VARGAS	18	CENTRO	CODAJÁS	AM	86,50	2.570,12	R$	87.233,70
211	AV. 27 DE JULHO	1476	NOVA ESPERANÇA	ENVIRA	AM	55,60	3.468,40	R$	142.825,52
213	AV. JUVENAL DE PAULA E CASTRO	S/N.º	CENTRO	GUAJARÁ	AM	16,50	450,00	R$	13.985,36
215	ESTRADA RAMAL DO LAGO DO LIMÃO	S/N.º	LAGO DO LIMÃO	IRANDUBA	AM	16,50	325,00	R$	8.391,22
216	VILA PARICATUBA	0	PARICATUBA	PARICATUBA	AM	16,86	1.600,00	R$	25.348,47
217	AV. SOLIMÕES	197	CENTRO	IRANDUBA	AM	70,60	2.065,25	R$	33.914,50
218	AV. HENOC REIS	1	CENTRO	NOVO REAMNSO	AM	16,50	325,00	R$	25.523,29
219	RUA DA IGREJA	S/N.º	VILA LINDÓIA	VILA LINDÓIA	AM	23,10	450,00	R$	33.040,42
221	RUA ANT. DE ALMEIDA SANTOS	109	CENTRO	ITAPIRANGA	AM	230,49	2.776,22	R$	192.473,55
223	RUA ZUMAR RODRIGUES	S/N.º	VILA COPATANA	JUTAÍ	AM	55,60	300,00	R$	11.537,92
224	RUA NAZARÉ	412	SÃO JOSÉ	LÁBREA	AM	302,69	5.395,60	R$	277.959,08
225	TRAVESSA EZEQUIEL RUIZ	S/N.º	VILA BELA VISTA	MANACAPURU	AM	16,50	450,00	R$	16.257,98
226	VILA BOCA DO JACARÉ	0	BOCA DO JACARÉ	MANACAPURU	AM	16,50	450,00	R$	8.915,67
227	RUA DO PORTO	S/N.º	VILA RIO ARIAÚ	MANACAPURU	AM	16,50	450,00	R$	16.607,62
228	RUA D - VILA SANTA LUZIA	1	TUIUÊ	MANACAPURU	AM	16,50	300,00	R$	9.440,12
229	RUA BAIRRO NOVO	0	VILA CAMPINAS	CAMPINAS	AM	16,50	300,00	R$	9.090,49
230	RUA JESUITA	S/N.º	VILA RICA DE CAVIANA	VILA RICA DE CAVIANA	AM	16,50	450,00	R$	9.614,94
231	RUA JOÃO DINIZ	126	CENTRO	MANAQUIRI	AM	55,60	2.178,00	R$	73.772,79
235	RUA NOSSA SENHORA DO LIVRAMENTO	1	LIVRAMENTO	N. Sra. LIVRAMENTO	AM	24,36	450,00	R$	30.243,35
237	RUA J - LOTEAMENTO BAIRRO NOVO	18	JORGE TEIXEIRA	MANAUS	AM	109,50	640,00	R$	122.371,92
243	AV. 25 DE MARÇO	S/Nº		MARAÃ	AM			R$	12.586,83

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	3/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
247	RUA CENTRAL	S/N.º	AGROVILA CABURI	PARINTINS	AM	16,50	450,00	R$	9.440,12
248	RUA GRAÇA PEREIRA	S/N.º	AGROVILA DO MOCAMBÓ DE ARARI	PARINTINS	AM	16,50	450,00	R$	11.712,74
249	RUA RAUL BARBOSA	S/N.º	VILA AMAZÔNIA	PARINTINS	AM	16,50	450,00	R$	8.391,22
250	AV. 22 DE JUNHO	S/N.º	VILA ZÉ AÇU	ZÉ AÇU	AM	16,50	450,00	R$	12.412,01
251	RUA IGARAPÉ DO MAPIÁ	S/N.º	CÉU MAPIÁ	CÉU MAPIÁ	AM	23,10	450,00	R$	11.887,56
252	AV. JACINTO ALE, 423	0	PLATÔ DO PIQUIÁ	BOCA DO ACRE	AM	302,69	3.600,00	R$	121.847,47
254	RUA MONTE DAS OLIVEIRAS	1	RUMO CERTO	PRESIDENTE FIGUEIREDO	AM	16,50	450,00	R$	10.489,02
255	RUA CANOAS	2	CENTRO	PRESIDENTE FIGUEIREDO	AM	16,50	455,00	R$	185.306,06
256	RUA GOV. PIMENTA BUENO	183	CENTRO	RIO PRETO DA EVA	AM	70,60	1.837,50	R$	189.676,48
258	VILA BETÂNIA	0	BETÂNIA	SANTO ANTÔNIO DO IÇA	AM	23,10	345,00	R$	10.663,84
259	RUA PRES. VARGAS	1	IPIRANGA	SANTO ANTÔNIO DO IÇA	AM	16,50	450,00	R$	9.789,75
260	VILA JUÍ	0	JUI	JUÍ	AM	23,10	375,00	R$	11.887,56
261	AV. ÁLVARO MAIA	S/N.º	CENTRO	SANTO ANTÔNIO DO IÇÁ	AM	302,69	1.778,38	R$	134.958,75
266	VILA CAMPO ALEGRE	0	CAMPO ALEGRE	SÃO PAULO DE OLIVENÇA	AM	16,50	780,00	R$	17.132,07
267	AV. BRASIL	S/N.º	COLÔNIA SÃO SEBASTIÃO	SÃO PAULO DE OLIVENÇA	AM			R$	11.363,11
268	VILA SANTA RITA DO WELL	0	SANTA RITA DO WELL	SÃO PAULO DE OLIVENÇA	AM	16,50	650,00	R$	14.859,45
269	VILA VENDAVAL	0	VENDAVAL	SÃO PAULO DE OLIVENÇA	AM	16,50	450,00	R$	14.335,00
270	VILA SANTANA	0	SANTANA	SÃO SEBASTIÃO DO UATUMÃ	AM	23,10	450,00	R$	33.040,42
274	RUA SÃO SEBASTIÃO	S/N.º	VILA CAIAMBÉ	TEFÉ	AM	16,50	450,00	R$	14.160,18
275	RUA JOÃO LOPES	S/Nº	FRANCISCO DE TONANTINS	TONANTINS	AM			R$	8.391,22
276	RUA SÃO JOSÉ	1	SÃO JOSÉ DO AMPARO	TONANTINS	AM	23,10	450,00	R$	10.663,84
278	AV. BENJAMIN CONSTANT	S/Nº	CENTRO	CANUTAMA	AM	55,60	2.000,00	R$	53.494,01
288	AV. SOUZA FILHO	80	CENTRO	NHAMUNDÁ	AM	142,50	3.570,00	R$	281.455,42
292	AV. 7 DE SETEMBRO	459	CENTRO	SÃO GABRIEL DA CACHOEIRA	AM	302,69	2.006,46	R$	209.430,81
295	RUA ALEXANDRE DOS SANTOS	1	CENTRO	TONANTINS	AM	78,00	1.764,00	R$	34.264,14
300	RUA ANANIAS TEIXEIRA	178	CENTRO	PAUINI	AM	55,60	1.353,00	R$	52.445,11
302	RUA CEL. PINTO	714	CENTRO	URUCARÁ	AM	280,04	1.600,00	R$	344.389,56
305	RUA SÃO BENEDITO	S/Nº		ITAUBAL DO PIRIRIM	AP	41,80	2.005,00	R$	47.375,42
306	AV. DUQUE DE CAXIAS	106	CENTRAL	MACAPÁ	AP	2.649,60	1.964,80	R$	1.488.071,27
309	AV. CASTRO ALVES	1272	CENTRO	SANTANA	AP	403,91	2.400,00	R$	223.416,17
310	RUA SÃO JOSÉ	1884	CENTRO	MACAPÁ	AP	240,55	1.305,90	R$	235.653,36
311	AV FAB , LOTE 104 , QUADRA 09, SETOR 02	138	CENTRO	AMAPÁ	AP	188,40	3.500,00	R$	135.483,20
312	RUA GETULIO VARGAS	2	CENTRO	OIAPOQUE	AP	197,85	1.200,00	R$	88.107,79
336	ESTAÇAO DE ITAUBAL DO PIRIRIM	0	CENTRO	ITAUBAL DO PIRIRIM	AP	34,00	2.005,00	R$	41.082,00
344	ESTAÇÃO DE ILHA DE SANTANA	0	ILHA DE SANTANA	SANTANA	AP	33,00	517,65	R$	4.720,06
349	RUA CARLOS SANTOS	S/Nº	Centro	XIQUE-XIQUE	BA	139,80	2.216,16	R$	166.076,18
355	RUA EDBERTO QUINTELA LINS	S/Nº	CENTRO	WENCESLAU GUIMARÃES	BA	42,16	550,00	R$	95.799,73
358	RUA EZEQUIEL PONDÉ - QUADRA B LOTES 9, 10, 11, 12	0	JARDIM APIPEMA	SALVADOR	BA	2.657,00	1.562,00	R$	3.811.011,34
359	LOT. HORTO GARIBALDI - Rua A, Lote 02 - Qd. A	0	VASCO DA GAMA	SALVADOR	BA	685,00	3.375,00	R$	1.059.391,23
360	RUA DO BALNEARIO	174	AMARALINA	SALVADOR	BA	1.810,64	1.540,00	R$	2.969.615,91
361	RUA POLITEAMA DE CIMA	76	POLITEAMA	SALVADOR	BA	458,00	1.653,00	R$	646.823,03
362	RUA PROF. ANFRISIA SANTIAGO	212	NAZARÉ	SALVADOR	BA	6.035,00	3.806,00	R$	5.891.334,05
365	RUA VISCONDE DE BARBACENA (ZIP)	S/Nº	CENTRO INDUSTRIAL DE ARATU	CANDEIAS	BA	406,70	4.044,00	R$	49.123,59
373	RUA PROF. HUGO BALTHAZAR DA SILVEIRA	37	NAZARÉ	SALVADOR	BA	5.031,36	6.667,00	R$	7.949.433,37
374	AV. ANTÔNIO CARLOS MAGALHÃES	881	ITAIGARA	SALVADOR	BA	3.859,95	5.250,00	R$	12.361.434,15
375	RUA DOS COLIBRIS	133/235	IMBUI	SALVADOR	BA	3.406,30	5.210,00	R$	6.526.628,38
376	RUA ENGENHEIRO SOUZA LIMA	196	GRAÇA	SALVADOR	BA	1.116,00	1.492,00	R$	989.464,41
377	RUA ARTUR ORRICO - LOT. JARDIM CAMPINAS	6	CAMPINAS DE PIRAJÁ	SALVADOR	BA	1.352,00	1.406,00	R$	597.874,26

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	4/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
379	RUA ESTRADA DE BARREIRA	S/Nº	MATA ESCURA	SALVADOR	BA	244,00	1.715,00	R$	165.726,55
381	AV. TANCREDO NEVES	1981	IGUATEMI	SALVADOR	BA	1.210,00	5.000,00	R$	2.080.322,71
382	RUA NUMA POMPÍLIO BITTENCOURT	0	PERNAMBUÉS	SALVADOR	BA	10,50	10,50	R$	3.845,97
383	RUA BERNARDO SPECTOR	80	VILA LAURA	SALVADOR	BA	2.023,76	1.984,31	R$	2.532.331,81
438	RUA MIGUEL CALMON (Ed Ouro Preto 3º Andar)	61	COMÉRCIO	SALVADOR	BA	356,00	68,00	R$	136.007,65
442	RUA LORD COCKRANE	86	BARRA	SALVADOR	BA	249,00	240,00	R$	458.020,63
443	PRAÇA IRMÃ DULCE	22	ROMA	SALVADOR	BA	2.068,54	2.866,00	R$	3.191.521,28
444	AV. AFRANIO PEIXOTO (AV SUBURBANA)	31	PARIPE	SALVADOR	BA	595,20	3.600,00	R$	854.855,30
446	AV. ORLANDO GOMES - Lotemaento Veredas Piatã	S/Nº	PIATÃ	SALVADOR	BA	462,00	1.363,00	R$	459.768,80
447	RUA CELIKA NOGUEIRA OU CELIKA RODRIGUES	249	PIRAJÁ / AGUAS CLARAS	SALVADOR	BA	103,00	709,00	R$	145.622,59
450	AV. DOM JOAO VI	856 e 199	BROTAS	SALVADOR	BA	660,00	638,00	R$	618.852,30
451	RUA CONDE PORTO ALEGRE	687	IAPI	SALVADOR	BA	592,00	675,00	R$	398.582,84
452	RUA SILVEIRA MARTINS	355	CABULA	SALVADOR	BA	21.693,00	95.066,00	R$	49.779.227,19
453	RUA LEILA DINIZ	150	CABULA	SALVADOR	BA	1.320,00	2.640,00	R$	1.162.533,28
454	LARGO DA INDEPENDÊNCIA	33	CENTRO	ALAGOINHAS	BA	186,58	2.733,00	R$	236.527,45
456	RUA PEDRO CELESTINO BASTOS	S/Nº	CENTRO	ALAGOINHAS	BA	657,00	2.093,00	R$	445.783,44
457	AV. SETE DE SETEMBRO	S/Nº		ALCOBAÇA	BA	36,00	970,00	R$	117.127,41
459	RUA DO TANQUE	S/Nº		ANDORINHA	BA	36,00	338,00	R$	41.431,64
462	RUA DR. ORLANDO TEIXEIRA	27	CENTRO	ANTAS	BA	42,00	800,00	R$	79.017,30
465	MORRO DO BOM JESUS DA LAPA	0		BOM JESUS DA LAPA	BA	234,85	1.055,00	R$	363.619,43
467	RUA MANOEL GOMES DE SOUZA	2	SÃO GOTARDO	BOM JESUS DA LAPA	BA	767,00	1.500,00	R$	419.560,88
468	LUIZ EDUARDO MAGALHÃES	0		BAIANOPOLIS	BA	64,00	1.200,00	R$	119.050,40
469	FAZENDA ÁGIA CLARA, ESTRADA P/ LAGOA CLARA	0	ZONA RURAL	BAIANÓPOLIS	BA	99,00	2.700,00	R$	47.025,78
470	RUA TEIXEIRA DE FREITAS	S/Nº	CENTRO	BARRA DA ESTIVA	BA	56,00	1.888,00	R$	94.401,20
471	FAZENDA BARRA E CATINGUEIRO - MORRO DA TORRE	0	ZONA RURAL	BARRA DA ESTIVA	BA	120,00	1.760,00	R$	72.723,89
472	RUA DOUTOR ABILIO FARIAS	455	CENTRO	BARREIRAS	BA	553,00	1.440,00	R$	564.659,02
474	FAZENDA PAINEIRA	0	ZONA RURAL	BARREIRAS	BA	65,00	3.600,00	R$	81.989,19
475	SERRA DA BANDEIRA	0		BARREIRAS	BA	137,00	1.600,00	R$	66.430,47
477	FAZENDA LAGOAS (PARANGABA)	0	Imóvel rural	BOA NOVA	BA	51,00	1.340,00	R$	29.893,71
478	AO LADO DO HOSPITAL	S/Nº		BOA NOVA	BA	56,00	1.800,00	R$	46.151,70
479	RUA DAS TELECOMUNICACOES	0	CENTRO	BONINAL	BA	60,90	113,56	R$	124.994,18
480	RUA PRINCIPAL	S/Nº		BOQUIRA	BA	130,00	1.460,00	R$	174.991,85
481	RUA PRINCIPAL	S/Nº		BOQUIRA	BA	201,00	625,00	R$	44.053,89
482	PRAÇA MELANCIA GALVÃO	S/Nº	CENTRO	BREJÕES	BA	106,80	1.600,00	R$	65.206,75
483	RUA PRINCIPAL	S/Nº		BROTAS DE MACAUBAS	BA	35,00	1.600,00	R$	48.948,77
484	RUA SIQUEIRA CAMPOS	320		BUERAREMA	BA	150,00	1.307,00	R$	108.561,38
485	RUA RUI BARBOSA	0	CENTRO	CAETITE	BA	150,00	823,50	R$	230.583,67
487	PRAÇA DA BANDEIRA	S/Nº	CENTRO	CAIRU	BA	19,00	945,00	R$	29.718,90
488	RUA DAS COMUNICAÇÕES	0		CALDEIRAO GRANDE	BA	54,00	1.200,00	R$	78.842,48
493	RUA COLINA DOS LARANJAIS	111	CENTRO	CAMACA	BA	155,00	1.495,00	R$	115.029,61
498	ÁREA INDUSTRIAL	0		CASA NOVA	BA	65,36	1.095,00	R$	163.453,93
500	SERRA DO CAFUNDO - FAZENDA BOA ESPERANÇA	0	IMÓVEL RURAL	COARACI	BA	72,91	1.200,00	R$	69.227,55
501	RUA AFRANIO PEIXOTO	S/Nº		COARACI	BA	35,00	2.000,00	R$	65.381,57
502	RUA JUSCELINO KUBITSCHECK	S/Nº	CENTRO	MASCOTE	BA	23,00	1.600,00	R$	22.026,95
503	RUA PRES. JUSCELINO	0		COCOS	BA	64,55	326,00	R$	86.884,07
504	RUA SAPUCAIA	S/Nº	CENTRO	CONDE	BA	87,00	1.200,00	R$	85.310,71
505	RUA DO CAIS	0	CENTRO	CONDE	BA	85,00	600,00	R$	117.826,68
507	PRAÇA AUSTRICLIANO MOREIRA	0	CENTRO	CORACAO DE MARIA	BA	127,35	1.513,12	R$	101.393,88

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	5/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
508	AV. PADRE VIEIRA	489	CENTRO	CRISTÓPOLIS	BA	56,00	1.200,00	R$	73.248,34
510	RUA HONORIO BORGES	S/Nº	CENTRO	ENTRE RIOS	BA	103,60	991,00	R$	151.741,19
511	RUA DOS MACONS	14	CENTRO	EUCLIDES DA CUNHA	BA	—	1.456,00	R$	166.076,18
513	RUA JOSÉ TAVARES CARNEIRO	2261	CIDADE NOVA	FEIRA DE SANTANA	BA	194,00	3.517,00	R$	347.885,90
517	RUA VISCONDE DE CAIRÚ, ESQUINA C/ RUA FERNANDO SÃO PAULO	217	PONTO CENTRAL	FEIRA DE SANTANA	BA	3.317,00	3.608,00	R$	1.922.987,37
518	AV. MATIAS	S/Nº	TOMBA	FEIRA DE SANTANA	BA	9.880,00	10.028,00	R$	1.195.748,51
520	RUA JOAQUIM JOSÉ SEABRA	182	CENTRO	FEIRA DE SANTANA	BA	1.579,80	2.730,00	R$	1.353.083,84
521	RUA ARACY	1350	SOBRADINHO	FEIRA DE SANTANA	BA	176,00	1.060,00	R$	180.061,55
523	BR 324 KM 6	0	SUBAE	FEIRA DE SANTANA	BA	117,61	1.000,00	R$	110.834,00
524	RUA TOMÉ DE SOUZA	S/N	MORRO	GUANAMBI	BA	62,00	500,00	R$	53.144,38
525	RUA CAMERINDO NEVES	30	CENTRO	GUANAMBI	BA	639,00	890,00	R$	405.575,52
526	RUA DAS FLORES	S/Nº		IBITIARA TERMINAL	BA	45,00	1.200,00	R$	80.590,65
527	RUA JJ SEABRA	453	CENTRO	IBOTIRAMA	BA	138,00	1.260,00	R$	105.065,04
528	RUA 4 - JARDIM ALTO BOA VISTA	0	BOA VISTA	ILHÉUS	BA	209,00	1.087,00	R$	265.721,89
530	RUA SETE DE SETEMBRO	167	CENTRO	ILHÉUS	BA	1.461,00	1.293,00	R$	1.043.657,69
533	ESTAÇÃO IPIRÁ	0	CENTRO	IPIRÁ	BA	196,24	1.537,10	R$	234.080,01
534	RUA DO MONTE (FAZ. PALMEIRAL)	0		ITABERABA	BA	40,54	845,11	R$	56.640,72
535	AV. RIO BRANCO (Fazenda Pedreira)	678	CENTRO	ITABERABA	BA	299,00	1.055,00	R$	147.545,58
536	AV. ILHÉUS	32	CENTRO	ITABUNA	BA	679,00	329,00	R$	360.269,89
537	TRAV. DOS CANECOS	S/Nº	MORRO DOS CANECOS	ITABUNA	BA	259,00	1.876,50	R$	353.130,41
541	RUA DA PALMA	S/Nº	FERRADAS	ITABUNA	BA	66,36	1.440,00	R$	75.171,32
545	FAZENDA ITAJUBÁ (FAZENDA FORMOSA)	0	ZONA RURAL	ITAGIBÁ	BA	118,00	157.475,00	R$	85.485,53
547	FAZENDA ORIENTE	0	MORRO	ITAPETINGA	BA	80,00	1.400,00	R$	52.270,29
548	RUA SALVADOR	S/Nº	CENTRO	ITAPETINGA	BA	585,00	1.299,00	R$	304.181,64
550	FAZENDA MAGOYA	0	ITABUNA SUL SNS	ITARANTIM	BA	96,00	1.420,00	R$	40.557,55
553	NUCLEO COLONIAL DE JÁGUAQUARA	0	MORRO DO PELADO	JAGUAQUARA	BA	118,80	23.080,00	R$	98.421,99
554	AV. 2 DE JULHO	15		JAGUAQUARA	BA	40,79	1.141,32	R$	174.642,22
555	Fazenda Angicos, km 165,5 da BA 130 p/Juazeiro	0	DISTRITO BARRINHA	JAGUARARI	BA	110,50	1.248,00	R$	105.939,12
556	NO ALTO DE UM MORRO NA RODOVIA LOMANTO JUNIOR A 1 KM DA CIDADE DE JÁGUARARI	0		JAGUARARI	BA	96,60	2.028,00	R$	57.689,62
557	RUA MARCELINO CRISÓSTOMO SILVA	302		JAGUARARI	BA	100,67	819,00	R$	86.534,43
558	ESTRADA BR 330 KM 18	0	FAZENDA NOVA CAJUEIRO	JEQUIE	BA	103,18	2.000,00	R$	87.932,97
559	RUA SANTA MARIA	S/Nº	JOAQUIM ROMA	JEQUIE	BA	182,16	878,00	R$	138.804,73
560	MORRO DO TOTONHO - FAZ RIACHO DA VELHA	0		JEQUIE	BA	44,30	3.410,00	R$	24.649,20
561	PRAÇA LUIZ VIANA, 92 e atual nº 6 e 9	0	CENTRO	JEQUIE	BA	1.547,00	1.378,00	R$	561.162,68
562	AV. RECIFE	S/Nº		JEREMOABO	BA	60,35	978,00	R$	124.294,91
563	SERRA DA SANTA CRUZ	0		JEREMOABO	BA	42,00	1.056,25	R$	40.557,55
566	RUA DA LINHA	13	CENTRO	LAJE	BA	54,60	400,00	R$	34.264,14
567	RUA URSULA P R DA FONTE	S/Nº	PITANGUEIRAS	LAURO DE FREITAS	BA	905,00	3.320,00	R$	735.979,71
568	RUA ALTO DO BONFIM	S/Nº		LENÇOIS	BA	35,65	1.626,90	R$	36.711,58
569	RUA SR DOS PASSOS	S/Nº		LENÇOIS	BA	66,37	1.626,90	R$	87.058,88
570	ESTAÇÃO CANAL	0		MACAJUBA	BA	24,00	690,00	R$	36.886,39
572	ESTR. BA 045 - FAZENDA BARBOSA	S/N	SERRA DO TONÁ	MACURERÊ	BA	84,32	1.600,00	R$	35.662,67
573	RUA ANTONIO CARLOS MAGALHAES	S/Nº	CENTRO	MACURURE	BA	35,65	1.200,00	R$	122.022,29
574	TRAV. JJ SEABRA	S/Nº	CENTRO	MATA DE SÃO JOÃO	BA	159,00	6.200,00	R$	378.544,45
575	RUA SANTO ANTÔNIO	S/Nº	CENTRO	MEDEIROS NETO	BA	35,65	1.121,76	R$	200.340,32
577	RUA DAS FLORES	S/Nº	CENTRO	MONTE SANTO	BA	42,00	1.380,00	R$	77.269,13

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	6/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
578	RUA JOEL MODESTO	S/Nº		MORRO DO CHAPÉU	BA	36,00	994,00	R$	101.219,06
579	RUA SANTA ISABEL	S/Nº	CENTRO	MUCUGÊ	BA	46,00	1.020,00	R$	62.234,86
581	RUA ILHEUS S/N / RUA OSCAR TEIXEIRA DE CARVALHO	0		MUCURI	BA	42,00	617,20	R$	135.308,38
582	FAZENDA BATATAM	0	PEDREIRA	NAZARÉ	BA	37,62	1.800,00	R$	56.815,54
583	FAZENDA RETIRO	0	FAZENDA	NILO PEÇANHA	BA	136,30	1.760,00	R$	89.855,96
584	RUA DA MURITIBA	0		NILO PEÇANHA	BA	72,00	1.307,00	R$	115.554,06
586	RUA ANTONIO DE SOUSA BARRETO	S/Nº	CENTRO	OLINDINA	BA	36,65	2.000,00	R$	74.297,24
588	RUA PRINCIPAL	S/Nº		OLIVEIRA DOS BREJINHOS	BA	45,00	875,00	R$	30.243,35
590	FAZENDA MORRO PAI INACIO BR 242	0		PALMEIRAS	BA	64,05	2.000,00	R$	39.508,65
591	AV. CENTENÁRIO	S/N	CENTRO	PARAMIRIM	BA	33,44	805,00	R$	131.986,86
592	FAZENDA RECREIO	S/N		PARAMIRIM	BA	72,00	26.410,00	R$	139.154,36
594	PRAÇA PRESIDENTE MÉDICE	0	CENTRO	PEDRAO	BA	13,52	971,10	R$	46.151,70
595	RUA DO ESTÁDIO DE FUTEBOL	0		PEDRO ALEXANDRE	BA	40,00	1.880,00	R$	48.424,32
599	RUA SÃO ROQUE	S/N.º		PLANALTINO	BA	52,71	851,56	R$	36.361,94
601	MORRO FAZENDA SACO GRANDE	S/Nº	POVOADO PARAFUSO	PLANALTO	BA	66,50	900,00	R$	72.723,89
603	RUA COVA DA MOCA	S/Nº		PORTO SEGURO	BA	120,00	1.218,55	R$	676.541,92
604	PRAÇA DA BANDEIRA	168		POTIRAGUÁ	BA	197,70	493,57	R$	35.837,49
606	RUA PRINCESA ISABEL	S/Nº	CENTRO	RIACHÃO DOS NEVES	BA	99,00	1.200,00	R$	100.694,61
607	AV. AURÉLIO MASCARENHAS	520		RIACHÃO DO JACUÍPE	BA	33,40	648,80	R$	199.466,24
608	RUA 2 DE JULHO	55	CENTRO	BELO CAMPO	BA	85,50	1.200,00	R$	67.829,01
609	FAZENDA BARREIRO - BA-252 -	0	ZONA RURAL	RIACHO DE SANTANA	BA	96,00	1.063,00	R$	50.522,12
610	PRACA PRESIDENTE KENNEDY	0	CENTRO	RIBEIRA DO POMBAL	BA	95,40	1.216,50	R$	158.908,68
611	ALTO DO CRUZEIRO	0	MORRO LARGO DANTAS - IBITIRA	RIO DO ANTÔNIO	BA	54,50	1.120,00	R$	71.150,53
612	RUA JOAQUIM SACRAMENTO	S/Nº	CENTRO	RIO DO ANTÔNIO	BA	53,00	644,00	R$	70.101,63
616	REPETIDORA DE PORTO NOVO S/N (Alto Formoso de Porto Novo)	0	RURAL	SANTANA	BA	240,00	2.400,00	R$	51.571,03
617	REPETIDORA SAÚDE	0		SAÚDE	BA	33,44	1.200,00	R$	57.689,62
618	RUA MANOEL FABRICIO	S/Nº	CENTRO	SEABRA	BA	35,65	1.066,30	R$	132.686,13
619	BR 240, KM 280	0	DISTRITO CHAPADA	SEABRA	BA	58,83	1.073,00	R$	45.627,25
620	RUA HERALDO RIBEIRO	S/Nº	CENTRO	SERRINHA	BA	754,00	601,00	R$	403.827,35
621	SERRA DA BARRA DO VENTO-FAZENDA GAVIÃO	0		SERRINHA	BA	142,09	847,13	R$	135.133,57
622	EST SANTA BARBARA	S/Nº		SANTA BÁRBARA	BA	42,00	573,92	R$	102.093,15
623	RUA SANTOS DUMONT	S/Nº	CENTRO	SANTA RITA DE CÁSSIA	BA	72,50	1.600,00	R$	173.593,31
624	FAZENDA NOVA PRIMAVERA - EST. STA. RITA DE CÁSSIA - FORMOS DO RIO PRETO	0	MONTE ALEGRE	SANTA RITA DE CÁSSIA	BA	150,00	2.025,00	R$	82.863,27
625	FAZENDA TOCAIA	0		SANTA TEREZINHA	BA	54,12	810,00	R$	20.628,41
626	RUA DAS PEDRINHAS	S/Nº	CENTRO	SANTA TEREZINHA	BA	14,28	101,50	R$	44.228,71
628	PRAÇA PADRE MATEUS	227	CENTRO	SANTO ANTÔNIO DE JESUS	BA	344,00	1.145,00	R$	547.177,32
629	FAZENDA SANTA MARIA	0	ZONA RURAL	SANTO ESTEVÃO	BA	55,00	885,00	R$	64.507,49
630	RUA DESEMBARGADOR FELINTO BASTOS	0	ZONA URBANA	SANTO ESTEVÃO	BA	95,40	823,37	R$	131.986,86
631	RUA PRINCIPAL	S/Nº		TANQUE NOVO	BA	90,00	1.050,00	R$	114.854,79
634	RUA OSVALDO TRABUCO	S/Nº		TANQUINHO	BA	42,00	2.036,00	R$	92.303,39
635	RUA GODOALDO AMARAL	20	TEIXEIRINHA	TEIXEIRA DE FREITAS	BA	364,39	3.801,00	R$	777.935,80
638	RUA FERNANDO LOPES	S/Nº		TEOFILANDIA	BA	66,44	584,07	R$	62.934,13
639	ESTACAO OLHOS D’AGUA REPETIDORA	0		TUCANO	BA	85,74	5.890,50	R$	72.374,25
640	RUA DO MATADOURO	0		TUCANO	BA	66,38	2.462,87	R$	54.018,46
641	RUA DR. CLEOBULO SANTANA	S/Nº	CENTRO	UBAITABA	BA	33,50	1.080,00	R$	114.679,97
642	RUA JOSÉ LOYOLA DE ANDRADE	S/Nº	CENTRO	UBAITABA	BA	36,30	600,00	R$	118.176,32

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	7/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
643	RUA QUINTINO BOCAIUVA	112	CENTRO	VALENÇA	BA	327,00	1.098,00	R$	277.959,08
644	FAZENDA SETE CACHOEIRA	0	NOVA VALENÇA	VALENÇA	BA	62,10	1.350,00	R$	102.967,23
645	FAZENDA SÃO JOÃO	0	SANTO AMARO DO CATÚ	VERA CRUZ	BA	79,23	900,00	R$	49.298,40
646	RUA SÃO BENTO	1	VERA CRUZ	VERA CRUZ	BA	134,83	611,00	R$	120.798,57
648	AV. PRESIDENTE DUTRA	S/Nº	ALTO DO PERI PERI	VITÓRIA DA CONQUISTA	BA	527,00	5.246,00	R$	566.407,19
649	RUA SIQUEIRA CAMPOS	120	ALVORADA	VITÓRIA DA CONQUISTA	BA	4.116,00	3.179,00	R$	4.274.941,59
651	RUA JOSÉ DIAS DA ROCHA	S/Nº	CENTRO	UTINGA	BA	40,54	1.378,00	R$	78.143,21
652	FAZENDA JARPA	0		UTINGA	BA	99,10	1.319,25	R$	74.297,24
655	RUA ETENO	S/Nº	POLO PETROQUIMICO	CAMAÇARI	BA	84,00	3.000,00	R$	452.776,12
660	RUA FRANCISCO PINTO	S/Nº	CENTRO	INHAMBUPE	BA	33,00	1.296,00	R$	152.265,64
662	ALTO DA MANGABA	0	MORRO DE SÃO PAULO	CAIRU	BA	152,00	750,00	R$	118.001,50
666	RUA MORRO DA AREIA	S/Nº	CARNAÍBA	PINDOBAÇU	BA	16,00	100,00	R$	69.402,36
668	RUA DO COLÉGIO	0	CENTRO	ABAÍRA	BA	64,05	1.200,00	R$	35.487,86
669	RUA EDESIO TOLENTINO	S/N	CENTRO	ABARÉ	BA	38,41	1.160,00	R$	165.027,28
670	2a. TRAVESSA DA ROD. BA099 - EST. DO COCO	0	ABRANTES	CAMAÇARI	BA	68,00	1.935,00	R$	184.257,15
671	RUA SATURNINO MENEZES	S/Nº		ACAJUTIBA	BA	37,44	1.326,00	R$	68.877,91
673	AV. ESTELITA FALCÃO	S/Nº	CENTRO	ÁGUA FRIA	BA	52,71	725,00	R$	95.624,92
674	AV. GOVERNADOR LOMANTO JUNIOR	S/Nº	Centro	AMARGOSA	BA	58,50	1.611,60	R$	254.533,60
677	AV. LOMANTO JUNIOR AO LADO DO Nº 31	0		ANTÔNIO GONÇALVES	BA	68,00	400,00	R$	104.190,95
678	RUA OLIVEIRA BRITO	S/Nº	CENTRO	APORA	BA	71,40	10.260,00	R$	89.156,69
679	RUA MARIA FRANCISCA BATISTA	87		ARAMARI	BA	42,00	1.200,00	R$	66.080,84
680	FAZENDA MARAVILHA	0	Imóvel Rural	ARATACA	BA	64,05	1.200,00	R$	53.144,38
682	CENTRAL BAIXA GRANDE	0		BAIXA GRANDE	BA	48,00	540,00	R$	142.475,88
683	RUA COSME DAMIÃO	54	BANCO DO VITÓRIA	ILHÉUS	BA	66,00	1.110,00	R$	173.593,31
684	RUA SILVA JARDIM	S/Nº	SAGRADA FAMILIA	BARRA	BA	121,00	3.652,00	R$	123.420,83
685	AV. PRESIDENTE GETÚLIO VARGAS	564	CENTRO	BARRA DO CHOÇA	BA	44,54	1.000,00	R$	119.400,03
686	AV. JURACY MAGALHÃES	S/Nº	ARACA DOS ESTUDANTES	BARRA DO MENDES	BA	67,08	797,16	R$	57.514,80
688	RODOVIA BARRO ALTO CANARANA NA ENTRADA DA CIDADE	0		BARRO ALTO	BA	65,36	1.180,00	R$	64.857,12
692	RUA ILUMINATO LOBO	139	CENTRO	BRUMADO	BA	312,00	831,00	R$	258.554,39
696	AV. ANTONIO COUTINHO	S/Nº		CACULE	BA	117,50	1.500,00	R$	156.985,70
697	ESQUINA DAS RUAS MARIA QUITERIA COM COMUNICACAO S/N	0		CAFARNAUM	BA	61,56	1.023,00	R$	101.918,33
698	PRAÇA DR. FRANCISCO XAVIER BORGES	198	CENTRO	CAMAMU	BA	110,00	243,00	R$	72.374,25
699	RUA QUINTINO BOCAIUVA - ESQUINA COM LANDULFO ALVES	S/Nº	CENTRO	CAMPO FORMOSO	BA	180,00	1.287,00	R$	224.290,25
701	ALTO DA CAPELA	0		CANARANA	BA	57,96	786,60	R$	41.082,00
702	RUA JOANA ANGÉLICA - MALEMBA	85	ALTO DA BELA VISTA	CANDEIAS	BA	742,00	2.432,00	R$	445.783,44
703	RUA OTÍLIO TEIXEIRA	S/Nº	CENTRO	CANDIBA	BA	53,00	1.007,00	R$	91.953,76
704	ESTRADA S/ NOME	0		CANDIDO SALES	BA	104,00	1.000,00	R$	80.765,47
705	PRAÇA ANTÔNIO DE SOUSA LOPES	S/Nº	CENTRO	CANSANÇÃO	BA	57,00	1.158,84	R$	130.763,14
706	FAZENDA CORROBÓ (AO LADO DO DNOCS)	0	CENTRO	CANUDOS	BA	64,05	1.215,88	R$	88.107,79
708	RUA CAPITÃO ARTUR LIMA	S/Nº		CARINHANHA	BA	68,00	1.458,00	R$	119.050,40
713	RUA DR. ORLANDO TEXEIRA	0		CHORROCHÓ	BA	100,00	1.600,00	R$	123.945,28
714	AO LADO DO CEMITÉRIO - CICERO DANTAS	0		CICERO DANTAS	BA	42,00	531,00	R$	54.193,28
716	RUA ANTÔNIO CORREIA	214	CENTRO	CONCEIÇÃO DE FEIRA	BA	94,58	616,00	R$	86.709,25
717	RUA LEONIDIO MONTEIRO	S/Nº	CENTRO	CONCEIÇÃO DO ALMEIDA	BA	67,50	687,00	R$	79.366,93

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	8/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
718	RUA BALON LOPES CARNEIRO, 109 ES CONCEICAO DO COITE	0	CENTRO	CONCEIÇÃO DO COITÉ	BA	194,92	1.232,00	R$	214.150,87
719	CONCEICAO DO JACUIPE	0	CENTRO	CONCEICAO DO JACUIPE	BA	57,38	1.050,00	R$	86.184,80
720	RUA PORTO ALEGRE	S/Nº	CENTRO	CONDEUBA	BA	42,00	1.677,00	R$	93.701,93
721	TOPO DO MORRO DO POVOADO	0		CONTENDAS DO SINCORA	BA	42,00	900,00	R$	73.423,15
723	RUA 15 DE NOVEMBRO	S/Nº	CENTRO	CORDEIROS	BA	42,00	1.271,00	R$	84.786,26
726	RUA 12 DE MAIO	S/Nº		CRISOPOLIS	BA	59,50	1.020,00	R$	80.066,20
727	RUA CORONEL JOSÉ BATISTA DA FONSECA	140	CENTRO	CRUZ DAS ALMAS	BA	394,00	1.828,00	R$	252.785,43
728	RUA MONSENHOR JOSÉ GILBERTO LUNA	0		CURAÇÁ	BA	64,30	3.600,00	R$	132.511,31
729	RUA MANOEL FRANCISCO CAIRES	S/Nº	CENTRO	DOM BASÍLIO	BA	49,00	1.200,00	R$	135.832,84
731	PRAÇA MONSENHOR ZACARIAS LUZ	S/Nº		ESPLANADA	BA	174,00	750,00	R$	186.529,78
733	RUA WALDEMAR GAMA	S/Nº	CENTRO	SÃO GABRIEL	BA	93,60	1.140,00	R$	113.805,89
734	PRAÇA RUI BARBOSA	0	CENTRO	GANDU	BA	164,16	1.915,00	R$	157.510,15
736	RUA SÃO CARLOS	S/Nº	CENTRO	GONGOGI	BA	51,00	1.166,00	R$	139.678,81
737	RUA CESÁRIO COSTA	S/Nº	CENTRO	GOVERNADOR MANGABEIRA	BA	57,00	900,00	R$	195.270,63
738	PRAÇA ANTÔNIO CARLOS MAGALHÃES	S/Nº	CENTRO	GUAJERU	BA	63,90	1.230,00	R$	106.813,21
739	FAZENDA LAJEDINHO	0		GUARATINGA	BA	40,00	625,00	R$	65.381,57
740	HELIOPOLIS	0		HELIOPOLIS	BA	21,00	1.200,00	R$	41.956,09
741	RUA CÔNEGO OLÍMPIO	S/Nº	DISTRITO HUMILDES	FEIRA DE SANTANA	BA	71,05	1.855,00	R$	124.469,73
744	RUA DO CRUZEIRO	S/Nº		IBIASSUCE	BA	52,70	2.200,00	R$	100.344,98
745	IBICOARA	0		IBICOARA	BA	42,00	1.140,00	R$	86.709,25
747	ESTRADA ANTIGA DE IBIPETUM KM 01	0	VILA DE IBIPETUM	IPUPIARA	BA	42,00	1.937,00	R$	33.564,87
748	RUA SÃO JOSÉ	QD 2		IBIPITANGA	BA	46,00	1.019,22	R$	74.472,06
751	RUA ANGELO LIMA DA SILVA	S/Nº		IBIRATAIA	BA	66,38	1.050,00	R$	86.709,25
752	RUA JJS DOURADO	S/Nº		IBITITA	BA	52,78	801,02	R$	107.162,84
753	RUA GOVERNADOR LOMANTO JUNIOR	S/Nº		IBIRAPUÃ	BA	35,65	798,00	R$	74.297,24
757	MORRO DAS REPETIDORAS DE TV	0		IGUAI	BA	42,00	22.500,00	R$	80.765,47
759	RUA JOSÉ MIRAGLIA	49	CENTRO	IPIAÚ	BA	347,00	858,00	R$	216.073,85
760	AV. SANTA HELENA	510		IRAMAIA	BA	70,00	920,00	R$	64.157,85
761	AV. ELISIO SANTANA	0	CENTRO	IRARA	BA	53,00	1.473,12	R$	99.121,26
762	AV. CARAIBAS	525	CENTRO	IRECE	BA	506,00	1.856,00	R$	290.196,28
764	RUA DAS TORRES	S/Nº	CENTRO	ITACARE	BA	48,70	1.131,00	R$	291.944,45
766	RUA L - LOTEAMENTO JARDIM ALA	0		ITAGI	BA	57,30	1.221,00	R$	49.822,85
769	PRAÇA MARECHAL CASTELO BRANCO	23	CENTRO	ITAMARAJÚ	BA	495,00	2.067,00	R$	412.568,20
771	RUA DOIS DE JULHO	6	CENTRO	ITAMBÉ	BA	41,25	900,00	R$	54.193,28
773	RUA AFONSO PENA	321		ITANHÉM	BA	35,65	1.174,27	R$	158.384,23
774	AV. JURACI MAGALHÃES JÚNIOR	S/Nº	BEIRA MAR	ITAPARICA	BA	139,00	1.144,00	R$	166.775,45
775	AV. IBICARAI	S/Nº		ITAPE	BA	70,00	625,00	R$	77.269,13
776	SITIO MEU IDEAL	0		ITAPEBI	BA	36,00	900,00	R$	47.550,23
778	PRAÇA GOES CALMON	S/Nº		ITAQUARA	BA	42,00	1.013,33	R$	46.501,33
779	RUA PEDRO RIBEIRO / RUA LEOVIGILDO FONTOURA 88	S/Nº		ITIRUCU	BA	46,20	750,00	R$	60.661,51
780	RUA LÍBIA TRINDADE	S/Nº	CENTRO	ITUACU	BA	56,00	1.152,00	R$	88.457,42
781	AV. RENATO BRAGA	479	CENTRO	ITUBERA	BA	18,00	1.000,00	R$	66.780,11
782	RUA TIRADENTES	S/Nº	CENTRO	IUIÚ	BA	63,90	1.200,00	R$	91.079,67
783	RUA DA TELEBAHIA	S/Nº	CENTRO	JACARACI	BA	42,00	486,00	R$	77.443,95
784	RUA OLAVO LEITE	S/Nº	CENTRO	JANDAIRA	BA	13,46	441,09	R$	63.633,40
785	RUA BOTICARIO ALTO DA TORRE	0		JIQUIRIÇA	BA	42,00	1.184,90	R$	44.578,34

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	9/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
786	RUA HERMINIO RIOS	S/Nº	CENTRO	JITAUNA	BA	52,96	324,00	R$	46.850,97
789	RUA NSA DAS CANDEIAS	0	CENTRO	JUSSARI	BA	42,00	1.017,61	R$	69.227,55
790	RUA 9 DE JULHO	S/Nº	CENTRO	JUSSIAPI	BA	70,00	756,00	R$	89.156,69
793	FAZENDA BARRINHA	S/Nº		LAJEDINHO	BA	64,71	1.227,31	R$	46.326,51
794	RUA JOSÉ VILELA	S/Nº	CENTRO	LAPÃO	BA	92,02	1.103,52	R$	61.535,60
795	RUA ANTONIO BOTELHO NETO	S/Nº	CENTRO	LICINIO DE ALMEIDA	BA	95,40	1.200,00	R$	143.874,42
796	RUA NELSON LEAL	539	CENTRO	LIVRAMENTO DO BRUMADO	BA	35,00	1.200,00	R$	153.664,17
797	TRAVESSA LARGO SÃO PEDRO	S/Nº		MACARANI	BA	100,00	200,00	R$	107.687,29
798	RODOVIA MAIRI-BAIXA GRANDE	S/N.º		MAIRI	BA	48,00	436,81	R$	31.641,88
799	PRAÇA JUSCELINO KUBITSCHEK	S/N.º		MANSIDÃO	BA	100,00	1.050,00	R$	121.497,84
800	RUA 24 DE MAIO - FAZENDA GAMELEIRA	S/Nº		LAJEDO DO TABOCAL	BA	39,85	1.003,79	R$	43.354,62
801	RUA CICERO BORGES DE MORAES	15	CENTRO	MARAGOGIPE	BA	48,84	674,84	R$	129.189,79
802	RUA FAZENDA LAMARÃO	0	ZONA RURAL	MARAU	BA	130,00	2.000,00	R$	73.248,34
803	RUA CORONEL JUCA MEDRADO	S/Nº		MARCIONILIO SOUZA	BA	111,00	1.052,16	R$	68.178,64
807	REPETIDORA MORPA	0		MORPARA	BA	104,00	2.200,00	R$	62.934,13
808	AV. ANTÔNIO CARLOS MAGALHÃES	631		MULUNGU DO MORRO	BA	52,71	800,00	R$	118.176,32
809	RODOVIA NOVO MUNDO - PIRITIBA A 1000M DE MUNDO NOVO	0	SERRA DA SANTA CRUZ	MUNDO NOVO	BA	225,50	900,00	R$	140.203,26
810	RUA DR. ERMITO COSTA	S/Nº	CENTRO	MUNIZ FERREIRA	BA	55,50	590,85	R$	51.046,57
811	RUA SABINO SANTIAGO	13	CENTRO	MURITIBA	BA	150,53	2.351,96	R$	182.334,17
812	RUA PROJETORA	S/Nº	CENTRO	MUTUIPE	BA	106,85	1.263,60	R$	91.778,94
813	RUA RANÚSIO DE ARAÚJO BATISTA	100	CENTRO	NORDESTINA	BA	11,88	1.400,00	R$	80.415,84
814	RUA SAMUEL MIRANDA	S/Nº		NOVA CANAÃ	BA	81,00	1.400,00	R$	56.291,08
815	RUA EUNÁPIO DE QUEIROZ	S/Nº	CENTRO	NOVA IBIÁ	BA	50,00	971,42	R$	131.112,78
816	RUA DA TORRE	S/Nº	CENTRO	NOVA SOURE	BA	40,54	1.041,15	R$	113.456,26
817	AV. MANOEL GOMES DE CERQUEIRA	S/Nº	CENTRO	OURIÇANGAS	BA	13,65	1.028,50	R$	23.775,12
819	RUA 25 DE JUNHO	S/Nº	CENTRO	PARATINGA	BA	39,00	1.200,00	R$	83.912,18
820	RUA VICINAL DAS CORRENTES	0		PARIPIRANGA	BA	66,38	1.644,00	R$	51.396,21
823	AV. TANCREDO NEVES	350	VILA DA FÁTIMA	PAULO AFONSO	BA	1.359,00	2.500,00	R$	765.698,61
825	RUA TIBERIO FAUSTO	S/Nº		PINDAI	BA	38,40	1.680,00	R$	37.585,66
826	MAONEL VICENTE	S/Nº		PINTADAS	BA	66,30	1.240,00	R$	109.435,46
827	FAZENDA MONTE ALEGRE	S/Nº	DISTRITO PIRAI DO NORTE	ITUBERÁ	BA	66,75	1.200,00	R$	39.683,47
829	RUA AFRIZIO BARBOSA	S/Nº	CENTRO	PIRIPA	BA	42,00	1.215,00	R$	117.826,68
830	RUA DA INDEPENDENCIA	0	CENTRO	PIRITIBA	BA	55,54	1.074,31	R$	77.793,58
831	AV. CONEGO PITON	470	CENTRO	POÇÕES	BA	196,00	1.450,00	R$	177.788,92
832	RUA PERCÍLIO SANTOS	S/Nº	CENTRO	POJUCA	BA	120,00	1.500,00	R$	172.019,96
833	RUA ALTAMIRANO MAIA	0		PONTO NOVO	BA	36,00	720,00	R$	89.681,14
834	AV. 2 DE JULHO	S/Nº	CENTRO	PRADO	BA	124,94	846,75	R$	201.564,04
835	PRAÇA JOÃO ALVES	S/Nº		PRESIDENTE DUTRA	BA	60,59	986,00	R$	74.996,51
836	PRAÇA OLIMPIO FERREIRA	0		PRESIDENTE JANIO QUADROS	BA	95,40	1.713,53	R$	148.594,48
837	RUA JOSE OLIVEIRA BEZERRA FILHO - EST QUEIMADAS	S/Nº	CENTRO	QUEIMADAS	BA	42,00	1.067,58	R$	53.319,20
839	RUA CORONEL JOSÉ SIRINO	S/Nº		REMANSO	BA	97,06	1.192,51	R$	300.685,30
841	SANTO SOARES	0	CENTRO	RIO DE CONTAS	BA	35,00	1.200,00	R$	93.002,66
842	RUA PRINCIPAL	S/Nº		RIO DO PIRES	BA	120,00	900,00	R$	69.052,73
843	RUA CORONEL BEVENUTO	S/Nº		RIO REAL	BA	98,15	748,43	R$	184.781,61
844	AV. ESTEVAN FREIRE DA FONSECA	337	CENTRO	RODELAS	BA	64,26	1.800,00	R$	272.714,57
845	PRAÇA SANTA TEREZA	230	CENTRO	RUI BARBOSA	BA	22,25	816,00	R$	96.149,37
846	RUA ANTÔNIO ROCHA	S/N		SÃO DESIDÉRIO	BA	56,00	1.225,00	R$	37.410,85

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	10/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
847	RUA AUGUSTO MOURA	S/Nº	SANTA LUZIA	SÃO FELIPE	BA	32,40	1.179,00	R$	55.067,37
849	AV. ANTONIO MUNZ	S/Nº	CENTRO	SÃO GONÇALO DOS CAMPOS	BA	105,60	809,64	R$	134.259,48
852	RUA DO TAMARINEIRO	S/Nº		SALINAS DA MARGARIDA	BA	37,50	900,00	R$	36.187,13
853	RUA 24 DE OUTUBRO	0	CENTRO	SANTA LUZ	BA	66,38	1.260,00	R$	131.287,59
854	RUA MILTON SILVA	S/Nº	CENTRO	SAPEACU	BA	26,75	878,35	R$	126.043,08
855	MORRO DO CRUZEIRO	0		SATIRO DIAS	BA	60,53	1.676,15	R$	42.130,91
856	RUA PRINCESA IZABEL	S/Nº	CENTRO	SEBASTIAO DAS LARANJEIRAS	BA	42,00	1.350,00	R$	64.682,30
859	PRAÇA DA TORRE	0	CENTRO	SITIO DO QUINTO	BA	42,00	1.180,00	R$	117.302,23
860	RUA 2 - EM FRENTE AO N. 3	0	VILA SÃO JOAQUIM	SOBRADINHO	BA	86,32	1.388,00	R$	114.679,97
861	AV. DOIS DE JULHO	333	CENTRO	SENHOR DO BONFIM	BA	1.359,00	1.703,00	R$	1.099.599,14
862	RUA D - ALTO DO MIRANTE	0	MIRANTE DA COROA	SANTA CRUZ DE CABRALHA	BA	37,75	1.218,55	R$	124.994,18
863	RUA ANTÔNIO CARLOS MAGALHÃES	S/Nº		SANTA INÊS	BA	42,00	1.259,69	R$	32.690,79
864	RUA DEPUTADO ADÃO SOUZA	S/Nº	CENTRO	SANTA MARIA DA VITÓRIA	BA	259,00	2.500,00	R$	246.666,84
867	RUA PADRE EDGARD TORRES	S/Nº	TABOQUINHAS	ITACARÉ	BA	69,30	614,40	R$	79.716,57
868	RUA DA MATRIZ	S/N.º	TAGUÁ	COTEGIPE	BA	90,00	1.600,00	R$	129.889,06
870	RUA NOVA DA AMARGUINHA	S/Nº		TAPEROA	BA	38,48	761,60	R$	122.896,37
871	CENTRAL TAPIRAMUTA	0		TAPIRAMUTÁ	BA	90,00	1.200,00	R$	87.233,70
873	RUA DAS PEDRAS	S/Nº	PERIFERIA	TEOLÂNDIA	BA	70,00	1.244,60	R$	88.107,79
874	ESTAÇÃO TERRA NOVA	0		TERRA NOVA	BA	53,25	1.050,00	R$	59.437,79
876	AV. JOÃO BORGES DE SÁ	S/Nº		UAUA	BA	60,90	1.800,00	R$	115.903,69
877	LOTEAMENTO DR. JAIRO CARNEIRO	S/Nº		UBAIRA	BA	54,00	1.020,00	R$	111.183,63
878	AV. PRESIDENTE MÉDICE	S/Nº	CENTRO	UBATÃ	BA	196,80	1.918,28	R$	219.570,19
880	AV. PEDRO JOAQUIM MACHADO	0		UIBAI	BA	66,22	475,20	R$	71.500,17
881	RUA DR. J.J. SEABRA	9	CENTRO	UNA	BA	70,00	480,00	R$	188.103,13
882	ESTRADA FAZ BOA VISTA	S/Nº		URANDI	BA	42,00	2.050,00	R$	58.388,89
883	PRAÇA DA IGREJA	0	CENTRO	URUÇUCA	BA	46,00	1.116,00	R$	122.721,56
885	AV. COTEGIPE	0		WANDERLEY	BA	56,00	1.200,00	R$	63.283,77
886	RUA ESTRADA DO SÃO ROQUE DOS MACACOS	S/Nº	CENTRO	VARZEDO	BA	-	400,00	R$	97.722,72
891	RUA DR. SIMÕES FILHO	4	CENTRO	CACHOEIRA	BA	516,00	622,00	R$	133.909,85
892	AV. ROTATÓRIO VIA PERIFÉRICA C/ VIA DAS TORRES (CIA)	S/N.º	CIA	SIMÕES FILHO	BA	406,00	8.600,00	R$	305.929,81
894	RUA SÃO PEDRO - RUA 2 JULHO	S/Nº	MONTE PASCOAL CENTRO	ITABELA	BA	30,00	1.680,00	R$	131.812,04
897	AV. OCEÂNICA	S/Nº	CENTRO	NOVA VIÇOSA	BA	68,40	740,00	R$	151.916,00
898	RUA FILOGONIO DE OLIVEIRA	S/Nº	BARRA DE POJUCA	CAMAÇARI	BA	66,00	993,00	R$	116.777,78
899	PRAÇA GABRIEL F. SANTOS	0		CAPIM GROSSO	BA	56,00	1.060,00	R$	213.276,78
900	RUA DORTA MONTANGIL	S/Nº	NUCELO COLONIAL	UNA	BA	39,72	577,00	R$	108.036,93
901	AV. JAGUAQUARA - LOTEAMENTO JARDIM SANTA RITA	S/Nº	ENTRONCAMENTO	JAGUAQUARA	BA	44,34	1.353,00	R$	48.074,68
902	FILADELFIA (CENTRAL)	0		FILADÉLFIA	BA	76,00	566,00	R$	124.644,55
904	RUA DA TORRE - BR 116 KM 100	S/Nº	KM 100	BREJÕES	BA	79,95	464,94	R$	70.101,63
905	RUA JONAS MARTINS RIO	258-1		PÉ DA SERRA	BA	66,38	1.200,00	R$	122.546,74
906	RUA PARQUE SÃO JORGE	S/N.º	ARRAIAL DA PEDRA	SANTO AMARO	BA	85,21	1.532,48	R$	97.373,09
908	TRAVESSA OLAVIO BILAC	S/Nº		ITIÚBA	BA	64,05	690,00	R$	86.709,25
909	RODOVIA ILHÉUS, ITABUNA KM 11	0	SALOBRINHO	ILHÉUS	BA	66,95	990,00	R$	173.768,13
910	IMÓVEL RURAL “SEGREDO”	0	CENTRO	SANTA LUZIA	BA	43,30	74,40	R$	27.096,64
911	RUA JOANA PAULA	S/N	CENTRO	CAMACAN	BA	64,05	777,40	R$	123.071,19
912	SÃO JOSÉ DA VITÓRIA - MORRO CENTRAL	0	CENTRO	SÃO JOSÉ DA VITÓRIA	BA	56,10	584,82	R$	23.600,30
913	RUA HERMOGENES GOMES	S/Nº	CENTRO	SITIO DO CONDE	BA	59,50	1.200,00	R$	94.051,56

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	11/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
914	EN EST NOVA FATIMA	0		NOVA FATIMA	BA	29,15	900,00	R$	66.605,29
915	ESTAÇÃO BRAVO	0		SERRA PRETA	BA	71,05	1.195,76	R$	79.017,30
916	AV. GETULIO VARGAS	941	CENTRO	ITATIM	BA	42,00	1.200,00	R$	38.984,20
917	RUA SUPERINTENDENTE ALDO SANTANA	S/Nº	CALDAS DO JORRO	TUCANO	BA	42,00	523,74	R$	78.667,67
918	RUA CAMACÃ	S/Nº	SÃO JOÃO DO PARAÍSO	MASCOTE	BA	35,00	916,80	R$	84.086,99
919	RUA JEQUITIBÁ	0	DISTRITO ARRAIAL D’AJUDA	PORTO SEGURO	BA	54,00	1.218,55	R$	267.470,06
920	RODOVIA BA 001 KM 15	0	BARRA GRANDE	VERA CRUZ	BA	60,00	2.552,20	R$	125.868,26
921	PRAÇA 13 DE MAIO	S/Nº	Centro	BELMONTE	BA	57,27	704,00	R$	73.423,15
922	AV. UTINGA	S/Nº	CENTRO	BONITO	BA	62,43	1.200,00	R$	93.177,48
923	AV. AMAZONAS	781	CENTRO	MUCURI	BA	119,30	978,60	R$	96.499,00
925	RUA JOSE BELARMINO MARTINS SILVA	S/Nº	CENTRO	FEIRA DA MATA	BA	42,00	575,00	R$	69.402,36
926	PRAÇA JOSÉ CIRINO	S/Nº	DISTRITO SALOBRO	CANARANA	BA	46,00	1.015,00	R$	37.760,48
928	ESTRADA BOM DESPACHO A CACHA PREGOS (FAZENDA SÃO JOÃO)	0	ARATUBA	VERA CRUZ	BA	95,01	1.000,00	R$	129.364,61
929	RUA FRANCISCO XAVIER	S/Nº		CARAVELAS	BA	52,71	1.200,00	R$	61.185,96
930	CONDOMINIO PRAIA DA CONCEIÇÃO	12	PRAIA DA CONCEIÇÃO	VERA CRUZ	BA	93,00	392,00	R$	88.632,24
932	RUA AYRO DA CUNHA	0	PALMARES	SIMÕES FILHO	BA	168,00	1.021,00	R$	73.423,15
933	RUA DA FOCA	S/Nº	DISTRITO PRAIA DO FORTE	MATA DE SÃO JOÃO	BA	64,00	1.450,00	R$	236.702,26
935	AV. SUL	S/Nº	CENTRO	SERRA DO RAMALHO	BA	81,00	2.000,00	R$	141.951,43
938	RUA DA TORRE	1023	GUAIBIM	VALENÇA	BA	31,11	535,00	R$	69.926,81
980	RUA BOM JESUS	S/Nº		PORTO SEGURO	BA	33,00	630,00	R$	302.433,47
981	RUA ENEAS SILVA DOURADO	S/Nº		JOÃO DOURADO	BA	80,00	1.125,00	R$	60.486,69
984	RUA DAS FLORES	0	CENTRO	TANCREDO NEVES	BA	42,00	840,00	R$	87.583,33
991	LOTEAMENTO RECREIO DO CABUÇU	0	DISTRITO CABUÇU	SAUBARA	BA	53,03	713,00	R$	82.164,01
1031	ROD. BR 407 KM 18 KM - FAZENDA RANCHARIA	S/Nº	DISTRITO CARNAIBA DO SERTAO	JUAZEIRO	BA	61,36	202.700,00	R$	123.770,46
1033	RODOVIA DO FEIJAO A 30 KM DE IRECE	0		CENTRAL	BA	57,04	6.806,00	R$	46.501,33
1036	RUA CURVA DO VENTO - FAZ. UMBIRUSSU IGAPORÃ	0	MORRO	IGAPORÃ	BA	61,64	2.000,00	R$	57.864,44
1037	ESTACAO REPETIDORA DE CUSCUZEIRO	0	ZONA RURAL	SANTA MARIA DA VITORIA	BA	136,00	1.600,00	R$	26.047,74
1041	FAZENDA BOM JARDIM	S/Nº	FAZENDA	GANDU	BA	59,40	930,00	R$	84.086,99
1042	FAZENDA SALOBRINHO	0	GARRAFÃO	ITAPETINGA	BA	51,00	900,00	R$	45.627,25
1046	TOPO DA SERRA IAM	S/Nº	LOCALIDADE DE MINEIRA	ITAMBÉ	BA	54,99	1.586,10	R$	47.550,23
1047	SERRA DO APORÁ	S/Nº	DISTRITO ITAMIRA	APORÁ	BA	90,17	796,50	R$	62.409,68
1048	LOTEAMENTO BELA VISTA	0	FAZENDA	UBAITABA	BA	182,75	1.287,00	R$	91.953,76
1049	FAZENDA BELA SOMBRA	0	TOPO DO MORRO	IBICOARA	BA	69,00	1.600,00	R$	43.179,81
1050	ESTRADA TANQUE DE TERRA PARU CATUABINHO - ALTO DO MORRO	S/N.º	DISTRITO JUACEMA	JAGUARARI	BA	101,36	750,00	R$	82.513,64
1051	FAZENDA VARZINHA	0	LAGOA DO OSCAR	COTEGIPE	BA	106,00	10.000,00	R$	67.829,01
1052	ROD. BURITIRAMA / MANSIDÃO, KM 54	0	POVOADO DO GATTO	MANSIDÃO	BA	63,00	2.500,00	R$	2.622,26
1053	ROD. CURAÇÁ - JUAZEIRO - KM 32	0	IMÓVEL RURAL	CURAÇÁ	BA	66,38	2.500,00	R$	122.197,11
1056	FAZENDA LAGOINHA	0	CENTRO	UNA	BA	51,68	1.372,00	R$	143.000,33
1057	VILA SANTO ANDRÉ	0	FAZENDA	ITUBERÁ	BA	49,00	1.633,70	R$	87.932,97
1060	RUA MANOEL G.DE SOUZA (área desmembrada)	0	SÃO GOTARDO	BOM JESUS DA LAPA	BA	495,40	520,35	R$	160.831,67
1061	COND. BUSCA VIDA	LOTE 81 E 82	BUSCA VIDA	CAMAÇARI	BA	-	230.995,00	R$	372.360,28
1062	RUA DAS MARGARIDAS	S/Nº		CATÚ	BA	1.029,00	1.029,00	R$	122.022,29
1063	RUA JOSÉ FLORIANO LAGO	S/Nº		CATÚ	BA	72,00	605,34	R$	105.239,85
1064	FAZENDA MATÍAS, TOMBA (área desmembrada)	0	SUBAE	FEIRA DE SANTANA	BA	148,00	1.000,00	R$	547.177,32
1066	RUA CAMERINDO NEVES	S/Nº		GUANAMBI	BA	382,00	627,00	R$	597.186,50
1069	AV. VITÓRIA DA CONQUISTA	S/Nº		ITAPETINGA	BA	36,75	900,00	R$	43.179,81
1071	AV. ELISA NERY	S/Nº	CENTRO	MUNDO NOVO	BA	95,00	931,00	R$	79.366,93

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	12/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
1073	RUA LEILA DINIZ	433	CABULA	SALVADOR	BA	301,00	301,00	R$	352.437,93
1074	RUA EZEQUIEL PONDE - QUADRA B LOTES 13 E 14	0	JARDIM APIPEMA	SALVADOR	BA	764,43	764,43	R$	596.158,41
1077	AV. OCTÁVIO MANGABEIRA	S/N	ITAPUÃ	SALVADOR	BA	624,00	3.271,00	R$	1.010.442,46
1079	AV. PINTO DE AGUIAR	S/Nº	PITUAÇU	SALVADOR	BA	47,00	6.800,00	R$	4.500.327,82
1080	RUA ARTUR ORRICO - LOT JARDIN CAMPINAS (Parte a ser desmembrada)	LOTE 07 e 09	CAMPINAS DE PIRAJÁ	SALVADOR	BA	250,00	2.143,00	R$	293.608,02
1081	RUA ARTUR ORRICO - LOT. JARDIM CAMPINAS	S/N	CAMPINAS DE PIRAJÁ	SALVADOR	BA	100,00	124,00	R$	62.596,63
1082	RUA MARIA LUIZA ALVES	S/N	SÃO CRISTOVÀO	SALVADOR	BA	1.067,00	3.069,00	R$	662.556,56
1083	ALAMEDA PRAIA DE GUARAPARI	349	STELLA MARES	SALVADOR	BA	172,00	2.800,00	R$	664.304,73
1084	RUA MANOEL SILVESTRE LEITE	141	CENTRO	LAURO DE FREITAS	BA	294,00	2.000,00	R$	585.637,06
1090	AV. VISCONDE FERREIRA BANDEIRA	359	CENTRO	SANTO AMARO	BA	501,00	1.060,00	R$	233.205,92
1091	AV. NOVA BRASILIA	S/Nº	CENTRO	VÁRZEA NOVA	BA	64,00	966,00	R$	88.632,24
1092	AV. PRESIDENTE DUTRA	S/Nº	ALTO DO PERI PERI	VITÓRIA DA CONQUISTA	BA	527,00	19.832,00	R$	362.911,43
1093	RUA E, S/N - LOT. MARIA CAROLINA MAGALHÃES	0	ALVORADA	VITÓRIA DA CONQUISTA	BA	882,00	882,00	R$	70.975,72
1094	RUA E, S/N LOT. MARIA CAROLINA MAGALHÃES	0	ALVORADA	VITÓRIA DA CONQUISTA	BA	193,00	1.218,00	R$	241.422,32
1095	RUA DR. JOÃO POMBO	36	PE. ANDRADE	FORTALEZA	CE	99,00	339,00	R$	101.918,33
1098	RUA OSCAR ARARIPE	1581	BOM JARDIM	FORTALEZA	CE	99,00	172,94	R$	58.738,52
1099	RUA SENA MADUREIRA - CLOVIS ALEXANDRINO	1020	CENTRO	FORTALEZA	CE	8.403,00	1.162,00	R$	6.573.120,48
1100	RUA DOMINGOS OLIMPIO	2290	OTAVIO BONFIM	FORTALEZA	CE	3.981,28	2.218,84	R$	4.137.882,39
1101	RUA TIBURCIO CAVALCANTE (Torres Câmara)	1359	ALDEOTA	FORTALEZA	CE	3.555,00	2.154,00	R$	2.237.658,04
1103	RUA FREI VIDAL (Pontes Vieira)	1591	JOAQUIM TÁVORA	FORTALEZA	CE	2.129,00	2.910,00	R$	2.604.773,81
1106	RUA FLORIANO PEIXOTO E RUA 23 DE NOVEMBRO	675	CENTRO	IGUATU	CE	1.389,00	2.900,00	R$	956.249,18
1108	RUA DR. PERGENTINO MAIA	364	MESSEJANA	FORTALEZA	CE	1.048,00	2.905,00	R$	2.789.480,97
1109	RUA CEL. LUCIO, RUA CEL. ZEZÉ, RUA ÉRICO MOTA	447	CENTRO	CRATEÚS	CE	952,00	2.479,00	R$	907.300,41
1110	AV. PLACIDO CASTELO	1727	CENTRO	QUIXADÁ	CE	910,00	1.990,00	R$	627.593,15
1113	AV. MAESTRO LISBOA	2641	LAGOA REDONDA	FORTALEZA	CE	104,00	1.087,30	R$	152.440,45
1114	AV. DOM LINO	525	CENTRO	RUSSAS	CE	760,00	2.557,00	R$	830.380,91
1115	RUA RIO ARAGUAIA	2150	JARDIM IRACEMA	FORTALEZA	CE	671,00	2.707,00	R$	697.519,97
1116	RUA PROF. TEODORICO	20	MONTESE	FORTALEZA	CE	1.740,13	1.920,56	R$	1.709.976,64
1118	RUA MONSENHOR ESMERALDO	800	CENTRO	CRATO	CE	532,35	1.919,00	R$	484.243,18
1119	RUA 88 A	200	CJ. PARQUE TABAPUÁ	CAUCAIA	CE	208,00	553,00	R$	150.517,47
1120	RUA MONTEVIDEO	395	SERRINHA	FORTALEZA	CE	99,00	435,60	R$	103.666,50
1121	RUA FREI MANSUETO	1055	VARJOTA	FORTALEZA	CE	474,00	989,00	R$	888.070,53
1123	AV. OSÓRIO DE PAIVA	7732	CANINDEZINHO	FORTALEZA	CE	99,00	165,00	R$	91.079,67
1124	RUA GUSTAVO SAMPAIO	2432	PARQUELANDIA	FORTALEZA	CE	456,00	1.129,00	R$	931.774,79
1125	RUA DR. CARLOS RIBEIRO PAMPLONA	S/Nº	ÁGUA FRIA	FORTALEZA	CE	733,00	4.601,00	R$	1.433.499,68
1127	SÍTIO CRUZ DE PEDRAS	0	JOSÉ DE ALENCAR	IGUATU	CE	366,00	2.236,00	R$	386.345,65
1128	RUA JOSÉ LOURENÇO	2514	JOAQUIM TÁVORA	FORTALEZA	CE	191,70	498,40	R$	218.696,11
1130	RUA WENEFRIDO MELO - PREDIO I E II	290	MODUBIM	FORTALEZA	CE	723,00	4.521,00	R$	1.187.007,66
1131	RUA DESEMBARGADOR GONZAGA	1925	CIDADE DOS FUNCIONÁRIOS	FORTALEZA	CE	345,00	1.203,00	R$	638.082,17
1133	RUA GENERAL SAMPAIO	55	CENTRO	CAMOCIM	CE	338,00	1.225,00	R$	204.011,48
1134	AV. DE CONTORNO	S/Nº	DISTRITO INDUSTRIAL	FORTALEZA	CE	342,00	3.000,00	R$	763.950,44
1135	RUA DOM HENRIQUE	515	VILA PERY	FORTALEZA	CE	56,35	82,56	R$	79.192,12
1137	AV. PAULINO FELIX	829	CENTRO	ACOPIARA	CE	327,00	811,00	R$	337.396,88
1138	RUA MARIA DE LOURDES	656	CENTRO	SANTA QUITÉRIA	CE	327,00	855,00	R$	211.353,79
1139	RUA VICENTE ALEXANDRINO SOUZA (SÍTIO COLIBRIS)	20	CENTRO	TAUÁ	CE	327,00	673,00	R$	224.814,71
1140	RUA GOIAS	413	BELA VISTA	FORTALEZA	CE	99,00	300,00	R$	35.837,49
1142	REPETIDORA PICO ALTO, RODOVIA. 253 KM 90,5	0	PERNAMBUQUINHO	GUARAMIRANGA	CE	323,00	48.144,00	R$	144.049,24
1143	MORRO DO CHAPEU	0	SITIO SÃO JOSÉ DAS ALMAS	MERUOCA	CE	320,00	5.302,00	R$	114.505,16

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	13/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
1144	RUA DR. ATUALPA BARBOSA LIMA	191	PRAIA DE IRACEMA	FORTALEZA	CE	86,40	175,63	R$	124.994,18
1146	AV. DOM ALMEIDA LUSTOSA	1949	PARQUE POTIRA	CAUCAIA	CE	66,15	714,00	R$	118.176,32
1147	AV. LESTE - RUA 305	58	NOVA METRÓPOLE	CAUCAIA	CE	78,00	158,00	R$	55.417,00
1149	REPETIDORA DO OESTE (SANTO ANTONIO)	0		TAMBORIL	CE	320,00	4.930,00	R$	175.865,94
1151	AV. MOZART PINHEIRO DE LUCENA	2718	QUINTINO CUNHA	FORTALEZA	CE	99,00	168,00	R$	43.179,81
1152	RUA E 11	167	ARATURI	CAUCAIA	CE	99,00	160,00	R$	67.654,19
1156	RUA DOM PEDRO II	151		ACARAÚ	CE	122,14	960,00	R$	141.951,43
1157	SITIO PARAIBA - IBIAPABA	0	CENTRO	UBAJARA	CE	320,00	9.459,00	R$	95.100,47
1160	SITIO MONTIMO	0		ACOPIARA	CE	151,14	1.438,50	R$	159.957,59
1162	REPETIDORA ECOLOGICA AIUABA	0	MORRO	AIUABA	CE			R$	78.143,21
1164	RUA CEL. SIMPLÍCIO BEZERRA	353	CENTRO	ALTO SANTO	CE	63,63	408,00	R$	75.870,59
1166	RUA 26 DE JULHO (RUA ARTUR CARVALHO, S/N (R. ARTUR RAMOS))	0		VARJOTA	CE	87,45	350,00	R$	55.766,63
1167	RUA TEREZA CRISTINA	295	CENTRO	ANTÔNIO DIOGO	CE	87,45	576,00	R$	77.968,40
1169	PRAÇA ALCIDES PARAIBA	S/Nº	CENTRO	APUIARES	CE	29,97	55,00	R$	27.970,73
1170	RUA SENADOR JOAO CORDEIRO	857	CENTRO	BATURITE	CE	226,00	2.306,00	R$	140.203,26
1172	RUA ARACAJU (R. CURITIBA)	680	HENRIQUE JORGE	FORTALEZA	CE	403,00	902,00	R$	501.724,89
1173	RUA DO COMÉRCIO	159	CENTRO	ARARIPE	CE	87,45	423,80	R$	84.961,08
1175	RUA GOV. VIRGÍLIO TÁVORA	S/Nº	CENTRO	ARNEIROZ	CE	38,69	180,00	R$	19.929,14
1176	RUA PADRE EMILIO CABRAL	330		ASSARÉ	CE	86,11	192,93	R$	55.941,45
1177	RUA SETE DE SETEMBRO (PRAÇA SEBASTIÃO ALVES S/N)	S/Nº	CENTRO	AURORA	CE	138,79	429,60	R$	108.036,93
1179	BR 116, KM 16	0	PEDRAS	FORTALEZA	CE	270,00	1.007,00	R$	260.827,01
1180	RUA FIRMINO TAVARES	432	CENTRO	BARRO	CE	90,87	189,09	R$	61.535,60
1181	REPETIDORA LADEIRA NOVA	0	DISTRITO - D.MAURICIO	QUIXADÁ	CE	335,00	5.098,00	R$	237.226,72
1182	RUA VICENTE MARTINS	224	CENTRO	BEBERIBE	CE	97,13	628,22	R$	115.554,06
1184	RUA 26 DE JUNHO	474	CENTRO	BOA VIAGEM	CE	158,32	940,36	R$	136.881,74
1185	RUA QUINTINO BOCAIUVA	418	CENTRO	NOVA RUSSAS	CE	236,00	1.002,00	R$	143.175,15
1186	RUA RAIMUNDO TEÓFILO DE CASTRO	232		ITAPIPOCA	CE	327,00	649,00	R$	250.512,81
1187	RUA 15 DE NOVEMBRO (R. Dr. Monteiro Filho)	173	CENTRO	QUIXERAMOBIM	CE	226,00	1.277,00	R$	98.247,17
1188	RUA LUIS SATURNINO MATOS	74	CENTRO	MORADA NOVA	CE	223,00	1.050,00	R$	274.462,74
1191	RUA RAIMUNDO AIRES	194	CENTRO	CARIDADE	CE	26,40	89,50	R$	24.649,20
1192	RUA DONA CEFISA AGUIAR	S/Nº	CENTRO	CARIRÉ	CE			R$	29.019,63
1193	RUA VULPINO CUNHA	288	CENTRO	CARIRIAÇU	CE			R$	61.185,96
1194	AV. JOAO INACIO DE LUCENA	639	CENTRO	BREJO SANTO	CE	220,00	982,00	R$	158.209,42
1196	RUA 22 DE JULHO	517		CARNAUBAL	CE	59,16	178,25	R$	48.424,32
1197	AV. ENGENHEIRO SANTANA JÚNIOR	2846	ALDEOTA	FORTALEZA	CE	208,00	442,00	R$	128.490,52
1201	AV. PARAJANA	6040	PASSARE	FORTALEZA	CE	227,00	1.053,00	R$	332.152,36
1202	ALAMEDA JOSÉ QUINTINO	350	CENTRO	CEDRO	CE			R$	111.882,90
1203	RUA CEL. JOSÉ PORFIRIO (RUA JOSÉ ROMÃO RIOS S/N)	506	CENTRO	CHAVAL	CE	87,45	472,00	R$	93.876,75
1205	RUA DONA SANTANA	S/Nº		CHOROZINHO	CE	87,45	433,75	R$	54.542,91
1206	RUA TABELIAO ANGELIM	S/Nº	CENTRO	COREAÚ	CE	45,60	251,81	R$	56.291,08
1208	AV. DA ABOLIÇÃO	4792	MUCURIPE	FORTALEZA	CE	221,00	946,00	R$	627.593,15
1209	RUA DEPUTADO MANUEL FRANCISCO	551	CENTRO	TIANGUÁ	CE	202,00	512,00	R$	180.935,63
1215	RUA PROF. JOÃO PEREIRA	217		CRUZ	CE	67,26	278,50	R$	52.270,29
1217	RUA CAPITÃO TIOTONI	324	CENTRO	ERERE	CE	27,20	73,88	R$	10.838,66
1220	RUA CEL. MANOEL PINHEIRO DE ALMEIDA	546	CENTRO	FARIAS BRITO	CE	87,45	998,40	R$	90.205,59
1222	RUA JOAQUIM PERGENTINO	101	CENTRO	FORTIM	CE	52,08	221,59	R$	43.354,62
1223	RUA GENERAL DELFINO FERREIRA GOMES	S/Nº	CENTRO	GENERAL SAMPAIO	CE			R$	54.193,28
1224	AV. JOSÉ CANDIDO DE CARVALHO	483	CENTRO	GRAÇA	CE	56,16	197,10	R$	66.080,84

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	14/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
1226	RUA DO CRUZEIRO	9999	CENTRO	GRANJEIRO	CE	99,00	520,00	R$	44.403,53
1227	RUA MONSENHOR LINHARES	70	CENTRO	GROAIRAS	CE	39,82	223,62	R$	46.850,97
1229	RUA CAPITÃO FERREIRA	87		GUARACIABA DO NORTE	CE	138,79	533,69	R$	173.768,13
1230	RUA JOAQUIM ALVES NOGUEIRA	409	CENTRO	GUARAMIRANGA	CE	87,45	702,00	R$	180.411,18
1231	RUA CLÁUDIO CAMELO TIMBO	1150		HIDROLÂNDIA	CE	87,45	439,98	R$	76.045,41
1234	TRAV. TERTULIANO NOBRE	46		IBICUITINGA	CE	28,09	195,00	R$	88.107,79
1235	RUA ROSA REBOUÇAS	144	CENTRO	ICAPUÍ	CE	87,45	400,35	R$	92.303,39
1236	RUA FRANCISCO MACIEL DA SILVA	S/Nº	CENTRO	ICÓ	CE	125,86	989,30	R$	111.358,45
1237	RUA POETA JOSÉ MARTINS	197	CENTRO	PACAJUS	CE	186,00	2.634,00	R$	228.311,05
1238	AV. TABELIÃO FRANCISCO ALVES	170	CENTRO	PENTECOSTE	CE	186,00	2.576,00	R$	175.341,49
1240	RUA RAIMUNDO EVARISTO	S/Nº		IPAPORANGA	CE	59,45	185,26	R$	41.606,45
1241	RUA PREFEITO ALEXANDRE GONCALVES	444	CENTRO	IPAUMIRIM	CE	87,45	286,75	R$	79.891,38
1242	RUA CEL. FELIX	1370		IPU	CE	130,67	293,13	R$	85.485,53
1243	RUA CEL. GUILHERMINO	291		IPUEIRAS	CE	138,75	425,60	R$	99.820,53
1244	RUA COSME ROQUE DE MACEDO	S/Nº	CENTRO	IRACEMA	CE			R$	75.870,59
1245	AV. PAULO BASTOS	202		IRAUÇUBA	CE			R$	49.648,04
1246	RUA CEL. JOÃO BATISTA	237	CENTRO	ITAIÇABA	CE	87,45	491,25	R$	70.800,90
1247	RUA FRANCO MAGALHÂES	S/Nº	CENTRO	SENADOR POMPEU	CE	186,00	856,00	R$	135.133,57
1248	RUA CAPITÃO JOSÉ RODRIGUES	4520	CENTRO	TABULEIRO DO NORTE	CE	186,00	1.400,00	R$	143.524,78
1251	AV. JOÃO BATISTA RIOS	1913	CENTRO	ITAREMA	CE	58,45	133,50	R$	56.640,72
1252	RUA CLODOALDO PINTO	103	CENTRO	ITATIRA	CE	19,19	119,62	R$	37.061,21
1253	RUA RAIMUNDO PONTES DE LIMA	23	CENTRO	JAGUARETAMA	CE	53,50	150,66	R$	34.438,96
1254	AV. PERGENTINO ALMIRO PINHEIRO	S/Nº	CENTRO	JAGUARIBARA	CE	15,22	15,22	R$	55.067,37
1255	AV. 8 DE NOVEMBRO	870	CENTRO	JAGUARIBE	CE	125,86	3.276,50	R$	229.185,13
1256	AV. SIMŨO DE GOIS (PRAGA GETÚLIO VARGAS (R. ANTÔNIO JOSÉ LE FREITAS))	S/Nº	CENTRO	JAGUARUANA	CE	44,80	110,00	R$	69.227,55
1257	FAZENDA ANGIQUINHOS	S/Nº	JAIBARAS	SOBRAL	CE	122,79	700,00	R$	43.879,08
1259	AV. PRES. MÉDICE / RUA MANOEL SILVA, 171	0	CENTRO	JATI	CE	36,33	569,00	R$	65.031,94
1260	RUA ELISIO GONÇALVES	S/Nº	CENTRO	JUAZEIRO DO NORTE	CE	339,00	7.070,00	R$	433.546,24
1262	AV. CEL. HUMBERTO BEZERRA	128	PQ TIRADENTES	ABAIARA	CE	45,84	129,89	R$	16.782,44
1263	RUA GETÚLIO VARGAS	20/64	CENTRO	JUCÁS	CE	103,38	176,18	R$	55.242,18
1264	RUA HILDA AUGUSTO	142		LAVRAS DA MANGABEIRA	CE	138,79	1.050,00	R$	216.598,31
1265	RUA EDSON DA MOTA CORREIA (R. 15 de Outubro)	787	CENTRO	CAUCAIA	CE	357,00	1.548,00	R$	463.265,14
1266	RUA MAJOR JOÃO BERNARDO	312	CENTRO	MADALENA	CE	35,67	139,50	R$	20.978,04
1267	RUA CEL. JOSÉ DE ALBUQUERQUE	446	CENTRO	CEDRO	CE	327,00	854,00	R$	208.556,72
1269	RUA 38	71	CONJ.TIMBÓ	MARACANAU	CE	99,00	177,00	R$	43.529,44
1271	RUA MIGUEL VIEIRA DE MELO	210	CENTRO	LIMOEIRO DO NORTE	CE	184,00	439,00	R$	163.104,29
1272	RUA GOV. RAUL BARBOSA	313		MARCO	CE			R$	45.802,06
1273	RUA MIGUEL NICODEMUS ALVES	105	CENTRO	MARTINOPOLE	CE	52,17	361,80	R$	38.634,56
1274	TRAV. JOSÉ AMANCIO	403	CENTRO	MASSAPÊ	CE	75,24	148,50	R$	42.480,54
1276	RUA PEDRO SAMPAIO	275	CENTRO	MERUOCA	CE	36,33	891,00	R$	83.387,73
1277	AV. CORONEL FILOMENO GOMES	802	JACARECANGA	FORTALEZA	CE	146,00	561,00	R$	117.302,23
1279	RUA JOAQUIM NEMÉSIO PINHEIRO	S/Nº	CENTRO	MILHÃ	CE	67,71	97,60	R$	73.073,52
1281	AV. LINDOLFO BRAGA	0		MIRAÍMA	CE	28,09	158,19	R$	47.725,05
1284	RUA CEL. ANTONIO BOTELHO	164	CENTRO	MARANGUAPE	CE	282,00	698,00	R$	200.689,96
1285	AV. PREF. VITORIANO ANTUNES	S/Nº	CENTRO	CASCAVEL	CE	145,00	193,00	R$	68.003,83
1286	RUA VASCO DA GAMA	726	MONTESE	FORTALEZA	CE	140,00	163,00	R$	202.088,49
1287	RUA JOSÉ LEÃO	S/Nº	CENTRO	MORAÚJO	CE	57,60	201,65	R$	20.453,59
1288	RUA EDVAR SILVEIRA (R. MAJOR JOSÉ LOURENÇO, S/N)	0		MORRINHOS	CE	87,45	400,00	R$	73.248,34

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	15/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
1290	RUA CEL. JUSTINO CAFÉ	98	CENTRO	MULUNGU	CE	87,45	432,00	R$	78.143,21
1293	RUA HERMÍNIA DE GUSMÃO ROCHA	S/Nº	CENTRO	ITAPAGÉ	CE	186,00	900,00	R$	162.230,21
1294	RUA COELHO MASCARENHAS	0		NOVO ORIENTE	CE			R$	62.234,86
1295	AV. CEL. JOÃO FELIPE	498	CENTRO	OCARA	CE	38,70	59,40	R$	99.645,71
1296	RUA DA MATRIZ	15	CENTRO	ORÓS	CE	77,50	642,60	R$	86.359,61
1297	RUA MOZART PINTO	2110	CENTRO	CANINDÉ	CE	202,00	900,00	R$	166.600,63
1298	RUA DUARTE HOLANDA	633	CENTRO	PACOTI	CE	77,50	311,15	R$	82.513,64
1299	RUA DEPUTADO FERNANDO DE MELLO	517	CENTRO	PACUJA	CE	68,74	313,42	R$	51.920,66
1301	RUA JOSÉ MOREIRA DE ANDRADE	0	CENTRO	PALMACIA	CE	36,12	74,95	R$	34.438,96
1302	RUA NOGUEIRA ACIOLY	48	CENTRO	PARACURU	CE	115,94	292,63	R$	99.121,26
1303	RUA JOAQUIM BRAGA	84	CENTRO	PARAIPABA	CE	40,56	163,08	R$	40.732,37
1305	RUA SANTA TEREZINHA	120	CENTRO	PARAMBU	CE	87,45	550,64	R$	83.912,18
1306	RUA GONCALO SOARES	341	CENTRO	PARAMOTI	CE	87,45	741,00	R$	59.962,24
1307	RUA CLOVIS DE CASTRO	0	PACATUBA	PAVUNA	CE	44,80	144,00	R$	29.893,71
1308	RUA RAIMUNDO LAUREANO SAMPAIO	S/Nº	PECÉM	SÃO GONÇALO DO AMARANTE	CE	39,20	232,46	R$	47.375,42
1309	PRAÇA ALUISIO PESSOA	0	CENTRO	PEDRA BRANCA	CE	51,67	51,20	R$	19.229,87
1310	RUA PADRE CICERO	159	CENTRO	PENAFORTE	CE	87,45	847,00	R$	59.612,61
1311	RUA CAPITAO WALDEMAR DE LIMA	41	CENTRO	MARACANAU	CE	99,00	345,00	R$	179.362,28
1312	PRAÇA MARECHAL RODON	S/Nº	CENTRO	PEREIRO	CE	65,97	65,97	R$	19.055,06
1313	REPETIDORA PEREIRO VERDES MARES	0		PEREIRO	CE	28,09	2.862,00	R$	58.563,71
1317	RUA BERNARDO VIEIRA	159	CENTRO	PONTA DA SERRA	CE	32,00	50,00	R$	15.034,26
1319	RUA LUIS GRANJEIRO (RUA JOSÉ CARDOSO, 20)	0	CENTRO	PORTEIRAS	CE	87,45	627,28	R$	78.667,67
1320	RUA MANOEL MONTEIRO	405	CENTRO	POTENGI	CE	87,45	432,00	R$	93.876,75
1321	RUA ANTÔNIO FRANCISCO DE MOURA	S/Nº	CENTRO	POTIRETAMA	CE	90,09	212,49	R$	68.528,28
1322	AV. FRANCISCO ADEMAR ANDRADE	S/Nº	CENTRO	CAMPOS SALES	CE	186,00	698,00	R$	136.881,74
1323	RUA PEDRO GOMES DE ARAUJO	131	CENTRO	QUIXELÔ	CE	40,32	92,64	R$	52.969,56
1324	RUA CEL. POMPEU	510	CENTRO	ARACATI	CE	184,00	1.025,00	R$	151.216,73
1325	RUA MANOEL GONÇALVES	860	CENTRO	QUIXERÉ	CE			R$	6.468,23
1326	RUA PADRE BARROS	117	CENTRO	REDENÇÃO	CE	138,75	571,90	R$	99.296,08
1327	PRAÇA CEL. RAIMUNDO RODRIGUES / RUA JOAO PESSOA S/N	0		RERIUTABA	CE	138,75	277,50	R$	97.722,72
1328	RUA ARISTIDES BARRETO	S/Nº	CENTRO	SÃO BENEDITO	CE	184,00	539,00	R$	156.636,06
1329	AV. CEL. CICERO SÁ	S/Nº		EUSÉBIO	CE	127,00	475,00	R$	101.743,51
1330	RUA JUIZ DE FORA	181	JACAREY	FORTALEZA	CE	123,00	208,00	R$	139.154,36
1331	CHAPADA DO ARARIPE	0	SÃO FELIPE	BREJO SANTO	CE	154,52	2.500,00	R$	151.041,92
1332	RUA MENEZES PIMENTEL	38	CENTRO	SÃO GONÇALO DO AMARANTE	CE	67,46	383,90	R$	66.605,29
1333	RUA CONEGO CLIMERIO CHAVES	146	CENTRO	SÃO JOÃO DO JAGUARIBE	CE	62,37	254,37	R$	75.870,59
1334	POSTO MUNDIAL - SÍTIO PEDRA D’ÁGUA	S/Nº	CHARNECA	SÃO JOÃO DO JAGUARIBE	CE	131,15	2.500,00	R$	100.519,79
1335	RUA JOSÉ SILVA	905	CENTRO	SÃO LUIS DO CURÚ	CE	105,52	165,52	R$	68.528,28
1336	RUA JOSÉ GUSTAVO DA SILVA	17/57	CENTRO	SABOEIRO	CE	52,70	396,00	R$	88.981,87
1337	AV. SÃO PEDRO	221	CENTRO	SALITRE	CE	30,68	45,43	R$	65.206,75
1338	RUA JOSE MARIANO	110	CENTRO	SANTANA DO ACARAÚ	CE	77,50	282,80	R$	73.248,34
1340	AV. DO IMPERADOR	285	CENTRO	FORTALEZA	CE	121,00	121,00	R$	76.045,41
1342	SERRA DA ESTIVA	0	ESTIVA	SANTANA DO CARIRI	CE	180,00	1.219,00	R$	12.062,38
1343	AV. 23 DE AGOSTO	576	CENTRO	SENADOR SÁ	CE	44,76	101,40	R$	37.760,48
1344	PRAÇA 16 DE AGOSTO (RUA SANTOS DUMONT)	497		ARACOIABA	CE	119,00	466,00	R$	388.093,82
1345	RUA QUATRO (RUA BELÉM)	391	SINHÁ SABÓIA	SOBRAL	CE	104,65	1.860,00	R$	128.140,89
1346	AV. PROFESSOR SABOIA (RUA MIAMI)	207	JUNCO	SOBRAL	CE	99,00	520,00	R$	111.708,08
1347	RUA DR. QUEIROZ LIMA	S/Nº	CENTRO	SOLONÓPOLE	CE	138,75	301,92	R$	173.593,31

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	16/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
1348	AV. CEL. JOAO COELHO	103	CENTRO	BARBALHA	CE	234,00	907,00	R$	163.279,11
1349	AV. SANTOS DUMONT	S/Nº	CENTRO	AQUIRAZ	CE	186,00	736,00	R$	154.363,44
1350	RUA JESUITA ADEODATO	S/N.º		TAMBORIL	CE	55,69	55,69	R$	70.626,08
1351	RUA JOSÉ PEREIRA LEITE	S/Nº	CENTRAL	TARRAFAS	CE	35,33	35,33	R$	16.607,62
1353	AV. HONORIO MELO	4		MONSENHOR TABOSA	CE	164,00	247,00	R$	55.766,63
1354	RUA ALFREDO PINTO DE MESQUITA	498	CENTRO	TEJUÇUOCA	CE	63,24	108,19	R$	38.634,56
1355	AV. PASTEUR, 936	0	CARLITO PAMPLONA	FORTALEZA	CE	111,00	111,00	R$	39.508,65
1356	PRAÇA JOSÉ GRANJA RIBEIRO (R. Raimundo Nonato Ribeiro)	87	CENTRO	TRAIRI	CE	77,50	409,24	R$	68.528,28
1357	SERRA DA JOANINHA (“ABÓBORA”)	0		TAUÁ	CE	50,00	98,02	R$	72.374,25
1359	AV. DR. JOAQUIM FONTENELLE	286		UBAJARA	CE	115,04	404,43	R$	114.155,52
1361	RUA 03 DE AGOSTO	S/Nº		UMARI	CE			R$	88.457,42
1362	RUA JUAREZ TAVORA	89	CENTRO	UMIRIM	CE	87,45	405,00	R$	56.990,35
1363	RUA FARMACÊUTICO JOSÉ RODRIGUES	1042	CENTRO	URUBURETAMA	CE	138,75	474,76	R$	72.024,62
1364	RUA SARGENTO MIRABIAL PESSOA	50	CENTRO	URUOCA	CE	24,14	123,25	R$	28.844,81
1365	RUA GETÚLIO VARGAS	274		VÁRZEA ALEGRE	CE	130,51	857,76	R$	129.889,06
1366	RUA FONTENELE SOBRINHO (R. Felizardo Pessoa)	865		VIÇOSA DO CEARÁ	CE	90,10	501,85	R$	100.344,98
1368	RUA ALTO ALEGRE	S/Nº	PRAINHA	AQUIRAZ	CE	87,00	577,94	R$	77.443,95
1371	AV. MARINA DO MORRO BRANCO	0	CENTRO	MORRO BRANCO	CE	77,50	945,00	R$	107.862,11
1372	RUA DOS COQUEIROS (CUMBUCO)	S/Nº	CENTRO	CAUCAIA	CE			R$	39.858,28
1377	RUA JOSÉ VASQUES	101	CENTRO	PALESTINA	CE	33,97	33,97	R$	18.880,24
1378	RUA EMÍLIA CUNHA DA SILVA	S/Nº	TAIBA	SÃO GONÇALO AMARANTE	CE	39,69	620,23	R$	43.004,99
1379	RUA ANTÔNIO MARCOS	S/Nº	CENTRO	TAPERA	CE	46,93	260,63	R$	45.452,43
1380	MARIÚBA (RUA VIA LOCAL)	26	PORTO DAS DUNAS	AQUIRAZ	CE	40,96	922,73	R$	179.537,09
1381	ESTR. DA TABUBA	S/Nº	DISTRITO DE TABUBA	CAUCAIA	CE	30,00	391,84	R$	45.277,61
1382	VILA PROGRESSO	0		ACARAÚ	CE	24,64	108,00	R$	13.985,36
1383	PRAÇA ABILIO MARTINS	0	RURAL	IPU	CE	15,00	165,00	R$	15.908,35
1384	AÇUDE DOS PINHEIROS	0		IBICUITINGA	CE	15,50	25,50	R$	15.558,72
1385	RUA VICENTE FERREIRA	S/Nº	ADRIANÓPOLIS	GRANJA	CE	15,50	25,50	R$	25.872,92
1387	RUA JOÃO SOARES DE LIMA	S/Nº	ÁGUAS BELAS	BOA VIAGEM	CE	34,86	176,00	R$	10.663,84
1388	RUA JOÃO LUIZ	S/N.º	ALAGOINHA	ARARIPE	CE	36,00	152,00	R$	16.782,44
1389	RUA DO COMÉRCIO	S/Nº	ALEIXO	MISSÃO VELHA	CE	15,50	112,18	R$	34.613,77
1390	RUA NOEL PEREIRA ANGELIM	S/N.º	ALGODÕES	QUITERIANÓPOLIS	CE			R$	21.327,68
1392	RUA CENTRAL	S/N.º	ALTO DA VÁRZEA-ICOZINHO	ICÓ	CE	15,50	25,50	R$	12.062,38
1393	ALTO LINDO	0		IBIAPINA	CE	15,00	165,00	R$	7.866,77
1394	AMANAIARA	0		RERIUTABA	CE			R$	7.517,13
1396	AMANIUTUBA	0		LAVRAS DA MANGABEIRA	CE			R$	13.286,09
1397	AMARO	0		ASSARÉ	CE	15,50	25,50	R$	12.237,19
1398	RUA MARIA MARQUES DE SOUSA	S/Nº	AMÉRICA	IPUEIRAS	CE	15,50	246,00	R$	5.069,69
1399	RUA DO MERCADO	S/Nº	ANAUÁ	MAURITI	CE	15,50	25,50	R$	28.495,18
1400	RUA PRINCIPAL	S/Nº	DISTRITO DE ANIL	MERUOCA	CE	15,50	25,50	R$	10.663,84
1401	ANTONICO	0		QUIXELÔ	CE	15,00	200,00	R$	5.069,69
1402	ANTONÓPOLIS	0		JAGUARUANA	CE	15,50	25,50	R$	12.062,38
1403	ROD. BR 222 - KM 252	S/Nº	DISTRITO DE APRAZÍVEL	SOBRAL	CE	15,00	165,00	R$	12.237,19
1404	ARANAU	0		ACARAÚ	CE			R$	31.816,70
1405	ARAPA	0		TIANGUÁ	CE	15,50	25,50	R$	15.034,26
1407	RUA NOVA	279	ARAPORANGA	SANTANA DO CARIRI	CE	15,00	165,00	R$	7.517,13
1408	TRAV. PRAÇA DA IGREJA	S/Nº	DISTRITO DE ARAQUÉM	COREAÚ	CE	15,50	25,50	R$	23.075,85
1410	ARATAMA	0		ASSARÉ	CE	15,50	25,50	R$	9.440,12

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	17/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
1411	ARATICUM	0		UBAJARA	CE	15,50	25,50	R$	6.293,41
1412	ARATICUNS	0		BELA CRUZ	CE	15,50	25,50	R$	5.943,78
1413	RUA MIGUEL DAVI	S/Nº	DISTRITO DE AROEIRAS	COREAÚ	CE	40,80	40,80	R$	8.566,03
1414	RUA BOA VENTURA	S/Nº	ARROJADO	LAVRAS DA MANGABEIRA	CE	15,00	242,00	R$	20.628,41
1415	RUA RAIMUNDO JOSÉ	S/Nº	ARUARU	MORADA NOVA	CE	10,00	170,00	R$	23.600,30
1416	RUA FRANCISCO BRAGA VERA	S/Nº	ASSUNÇÃO	ITAPIPOCA	CE	15,50	25,50	R$	10.314,21
1417	RUA DA TELEMAR	S/Nº	DISTRITO DE ASSUNÇÃO	SOLONÓPOLE	CE			R$	13.286,09
1418	AV. 15 DE NOVEMBRO	20		CARIUS	CE	36,33	428,40	R$	31.292,25
1419	AV. CENTRAL	548	ACARACUZINHO	FORTALEZA	CE	88,20	161,82	R$	45.277,61
1421	AV. GAL. ALÍPIO DOS SANTOS	1190		AMONTADA	CE	94,70	258,94	R$	100.694,61
1422	AV. L COM RUA 22	0	MONDUBIM	FORTALEZA	CE	193,57	1.740,00	R$	227.087,33
1423	AV. PEDRO FELICIO CAVALCANT. (ESQ. C/ RUA FRANCISCO SOUZA SOBRINHO)	S/Nº		CRATO	CE			R$	120.973,39
1426	AV. TIRADENTES	41		CROATÁ	CE	36,33	250,46	R$	58.738,52
1428	RUA ANTONIO FERRO	S/N.º	BAIXA LARGA	IPU	CE	15,00	165,00	R$	7.342,32
1430	BAIXIO	0		QUITERIANÓPOLIS	CE			R$	7.691,95
1431	RUA RAIMUNDO JOCA	S/Nº	BANDEIRA NOVA	ITATIRA	CE	15,50	25,50	R$	22.376,58
1432	BARRA	0		AIUABA	CE			R$	11.537,92
1433	BARRA DA SUCATINGA	0		BEBERIBE	CE	15,00	200,00	R$	19.055,06
1434	AV. JOSÉ EUGÊNIO	17	BARRA DO SOTERO	CROATÁ	CE	15,50	25,50	R$	10.489,02
1437	RODOVIA CE	S/Nº	BARREIRAS	IGUATU	CE			R$	24.998,84
1438	BARREIRAS DOS VIANAS	0		ARACATI	CE	15,00	160,00	R$	18.355,79
1439	BARREIROS	0		POTENGI	CE	15,00	165,00	R$	8.915,67
1440	BARREIROS	0		SÃO BENEDITO	CE			R$	7.691,95
1442	ESTRADA PRINCIPAL	S/N.º	VILA BARRINHA	SABOEIRO	CE	15,50	25,50	R$	12.237,19
1443	BARRO ALTO	0		IGUATU	CE	15,00	165,00	R$	10.314,21
1444	BASTIOES	0		IRACEMA	CE	15,00	165,00	R$	11.363,11
1445	RUA PADRE CÍCERO	S/Nº	BELA VISTA	CRATO	CE	15,00	165,00	R$	63.633,40
1446	BETANIA	0		CROATÁ	CE			R$	4.545,24
1447	RUA JOAQUIM DANTAS	S/N.º	BETANIA	DEP. IRAPUAN PINHEIRO	CE	15,50	25,50	R$	52.969,56
1448	RUA DA MATRIZ	S/N.º	BETANIA	HIDROLÂNDIA	CE			R$	7.691,95
1449	BETANIA	0		IBIAPINA	CE			R$	8.740,85
1451	PRAÇA DA MATRIZ	0	BILHEIRA	SOBRAL	CE			R$	9.789,75
1453	RUA PRINCIPAL	S/Nº	BIXOPÁ	LIMOEIRO DO NORTE	CE			R$	4.020,79
1454	BOA ESPERANÇA	0		MORAÚJO	CE			R$	8.216,40
1455	RUA SEM DENOMINAÇÃO OFICIAL	0	BOA ESPERANÇA	TAMBORIL	CE	15,00	200,00	R$	9.090,49
1456	BOA VISTA	0		MOMBAÇA	CE	15,00	180,00	R$	23.250,67
1457	BOA VISTA	0		PARAIPABA	CE	15,00	120,00	R$	8.041,58
1458	BOM JESUS	0		TAUÁ	CE	15,00	200,00	R$	9.964,57
1459	BOM NOME	0		AIUABA	CE	15,00	200,00	R$	57.165,17
1460	BOM PRINCIPIO	0	CENTRO	MORRINHOS	CE	10,00	126,00	R$	6.992,68
1462	RUA RICARDO ALVES DA SILVA	0	BONITO	CANINDÉ	CE	15,00	220,00	R$	21.677,31
1464	BORGES	0		JAGUARUANA	CE	18,00	201,00	R$	19.929,14
1465	RUA ANTONIO GUEDES	S/N.º	BREJINHO	ARARIPE	CE	15,00	165,00	R$	30.942,62
1467	RUA DO GRUPO	0	BROTAS	MIRAÍMA	CE	15,00	165,00	R$	43.179,81
1468	BURITIZAL	0		PORANGA	CE	15,50	285,00	R$	25.698,10
1469	RUA JOÃO LUCAS	S/N.º	BURITIZINHO	MAURITI	CE			R$	25.523,29
1471	CACHOEIRA DE FORA	0		ARNEIROZ	CE	15,00	300,00	R$	23.775,12
1472	CAETANOS	0		BEBERIBE	CE	15,00	300,00	R$	29.893,71

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	18/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
1473	CAFÉ DA LINHA	0		MILAGRES	CE	15,00	144,00	R$	24.474,38
1475	CAIÇARA	0		CANINDÉ	CE	15,00	200,00	R$	8.915,67
1477	ESTRADA PRINCIPAL	S/N.º	VILA CAIPU	CARIÚS	CE	15,00	165,00	R$	11.013,47
1478	RUA PRINCIPAL	S/Nº	CAJAZEIRAS DO SIMIÃO	ASSARÉ	CE	15,50	25,50	R$	24.124,75
1479	CAJAZEIRAS	0		ARACATI	CE			R$	4.720,06
1480	CAJUEIRO	0		ARACATI	CE	15,00	104,06	R$	17.831,34
1482	RUA FRANCISCO MENDES DE AZEVEDO	S/N.º	CAMBOAS	PARAIPABA	CE	10,00	170,00	R$	4.370,43
1483	CAMILOS	0	DISTRITO DE CAMILOS	MERUOCA	CE	15,50	25,50	R$	2.797,07
1486	RUA TEODORICO FERREIRA PINTO	S/N.º	CANAÃ	TRAIRI	CE	15,50	25,50	R$	12.586,83
1487	CANINDEZINHO	0		NOVA RUSSAS	CE			R$	18.180,97
1488	CANOA QUEBRADA Nº 1	0		ARACATI	CE	40,02	94,00	R$	19.055,06
1489	RUA SÃO JOAQUIM	S/Nº	LOCALIDADE DO CANTO	COREAÚ	CE	15,50	25,50	R$	8.391,22
1492	CAPIVARA	0		ARACOIABA	CE	15,50	25,50	R$	34.438,96
1494	RUA FRANCISCO PEDRO DA ROCHA	S/Nº	CARACARÁ	AQUIRAZ	CE	15,50	200,00	R$	12.761,64
1495	TRAVESSA MARCOS ESTEVÃO	0	CARAPIÓ	ITAITINGA	CE	15,50	180,00	R$	13.286,09
1497	ROD. CE 373	S/N.º	CARMELOPOLIS	CAMPOS SALES	CE	15,50	25,50	R$	34.788,59
1498	RUA CÔRREGO PRINCIPAL	S/N.º	CARNAUBINHA	MILHÃ	CE	15,00	165,00	R$	10.838,66
1499	RUA CENTRAL DO CARNEIRO	S/Nº	CARNEIRO	CHAVAL	CE	10,00	170,00	R$	22.726,21
1500	RUA CORAÇÃO DE MARIA	S/Nº	CARUATAÍ	TIANGUÁ	CE	15,50	25,50	R$	56.116,27
1501	RUA TEODORA RODRIGUES DOS SANTOS	112	CARVOEIRO	ITAREMA	CE	15,50	25,50	R$	15.558,72
1502	ROD. CE 282	S/N.º	CASCUDO	ICÓ	CE	15,00	165,00	R$	24.299,57
1503	RUA PRINCIPAL	S/N.º	CASTANHÃO	ALTO SANTO	CE			R$	7.691,95
1504	CASTELIANO	0		ACARAÚ	CE	15,50	25,50	R$	12.062,38
1505	RUA LEOCÁDIO MACIEL	106	CATUANA	CAUCAIA	CE	10,00	170,00	R$	22.376,58
1506	RUA SETE DE SETEMBRO	518	DISTRITO DE CATUNDA	CATUNDA	CE	65,38	65,38	R$	29.194,44
1507	CAUASSU	0		ACARAÚ	CE	15,50	25,50	R$	6.468,23
1508	CAXITORÉ	0		UMIRIM	CE	15,50	200,00	R$	6.817,86
1509	VILA BARRA DE CAXITORÉ	0		TEJUÇUOCA	CE			R$	19.579,51
1510	CELSOLANDIA	0		ACARAÚ	CE	15,00	165,00	R$	15.733,53
1513	COITÉ PEDREIRA	0		CAUCAIA	CE	15,00	200,00	R$	7.691,95
1514	RUA PROFª JÚLIA DA SILVA OLIVEIRA	S/Nº	COLÔNIA DOS PROFESSORES	SÃO GONÇALO DO AMARANTE	CE	15,50	25,50	R$	22.551,40
1515	RUA ANTÔNIO BARROS DE CARVALHO	S/N.º	CONCEICAO	HIDROLÂNDIA	CE			R$	8.041,58
1516	RUA PRINCIPAL	0	VILA CONCEIÇÃO DOS CAETANOS	TURURÚ	CE	15,00	200,00	R$	8.216,40
1517	CONDADO	0		ORÓS	CE			R$	44.228,71
1518	RUA B - EM FRENTE A QUADRA DE ESPORTES	0	CONJUNTO GH-2	ICÓ	CE	15,00	200,00	R$	18.180,97
1521	RUA JOÃO AQUINO PINHEIRO	S/N.º	CORRENTE	JARDIM	CE	10,00	170,00	R$	39.858,28
1522	CRIOULOS	0		BOA PEREIRO	CE	15,50	172,00	R$	55.067,37
1523	CRISTAIS	0		CASCAVEL	CE	15,50	25,50	R$	49.298,40
1524	RUA PRINCIPAL / RUA BARBOSA GOMES	0	CROATA	BARREIRA	CE	15,00	200,00	R$	18.880,24
1526	RUA MARIA OLINDA	S/Nº	CROATÁ	VARJOTA	CE			R$	22.901,03
1527	CURRAL VELHO	0		ACARAÚ	CE	15,50	400,00	R$	6.992,68
1530	ESTRADA DE ALGODÕES	S/N.º	DAMIÃO CARNEIRO ( algodões)	QUIXERAMOBIM	CE	15,50	25,50	R$	7.866,77
1531	RUA ZEFERINO DE CASTRO	S/N.º	DELMIRO GOUVEIA	PIRES FERREIRA	CE	15,50	25,50	R$	8.566,03
1534	AV. SANTO ANTÔNIO	S/Nº	DOM LEME	SANTANA DO CARIRI	CE	15,00	165,00	R$	51.396,21
1536	RUA CARMÉLIA DE SOUZA COSTA	10	DOM QUINTINO	CRATO	CE			R$	8.041,58
1537	RUA VEREADOR FRANCISCO TAVARES DE OLIVEIRA	202	EMA	IRACEMA	CE	15,50	25,50	R$	8.740,85
1538	RUA MANOEL FERREIRA	S/N.º	EMATUBA	INDEPENDENCIA	CE	15,00	200,00	R$	19.229,87
1539	RUA DR.BRANDÃO	S/N.º	ENGENHEIRO JOÃO TOME	IPUEIRAS	CE	15,00	165,00	R$	4.370,43

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	19/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
1541	AV. CENTRAL	S/Nº	DISTRITO ESPINHO	GUARACIABA DO NORTE	CE	15,50	25,50	R$	16.432,80
1542	ESPINHO	0	RURAL	LIMOEIRO DO NORTE	CE	15,50	25,50	R$	3.671,16
1543	ESPRAIADO	0	RURAL	ACARAÚ	CE	15,50	25,50	R$	7.167,50
1547	FAISCA	0		REDENÇÃO	CE	15,50	200,00	R$	12.936,46
1548	FAVEIRA	0		CARNAUBAL	CE	15,00	165,00	R$	27.446,27
1549	RUA SANTA TEREZINHA	S/Nº	FEITICEIRO	JAGUARIBE	CE	15,50	300,00	R$	10.139,39
1550	RUA MANOEL BATISTA	S/Nº	FELIZARDO	IPAUMIRIM	CE	15,50	25,50	R$	31.117,43
1551	ESTRADA PRINCIPAL	S/N.º	VILA FLAMENGO	SABOEIRO	CE	15,50	25,50	R$	14.684,63
1552	FLEXEIRAS	0		TRAIRI	CE	15,00	200,00	R$	18.355,79
1553	RUA RAIMUNDO ALVES DE LIMA	2055		RUSSAS	CE	15,00	165,00	R$	49.997,67
1554	FRANCALINA DO NORTE (V. UMARI)	0		FARIAS BRITO	CE	15,50	200,00	R$	6.643,05
1555	FRONTEIRO	0		MILAGRES	CE	15,50	200,00	R$	16.607,62
1556	GANGORRINHA	0		TABULEIRO DO NORTE	CE	15,50	200,00	R$	14.335,00
1557	GENEZARE	0		ASSARÉ	CE	15,50	300,00	R$	9.440,12
1558	RUA SANTO ANTÔNIO	S/Nº	DISTRITO DE GOIANA	MORAÚJO	CE	15,50	25,50	R$	17.306,89
1559	GUAJIRU	0		FORTIM	CE			R$	16.957,25
1560	ROD CE 85 (RAIMUNDO NONATO)	S/N.º	GUALDRAPAS	TRAIRI	CE	15,50	25,50	R$	19.229,87
1561	GUANACES	0		CASCAVEL	CE	15,50	25,50	R$	19.055,06
1563	GUASSUSSE	0		ORÓS	CE	15,50	25,50	R$	12.761,64
1564	RUA LUIZ VIEIRA DE SOUSA	0	GUIA	BOA VIAGEM	CE	15,00	264,00	R$	20.103,96
1565	RUA CENTRAL DO GURIU	S/N.º	GURIU	CAMOCIM	CE	10,00	170,00	R$	31.117,43
1566	RUA MANOEL RODRIGUES DA SILVA	S/N.º	HOLANDA	TAMBORIL	CE			R$	6.293,41
1567	RUA MANOEL INOCÊNCIO	S/N.º	IARA	BARRO	CE	15,50	25,50	R$	42.305,72
1568	RUA LUIZ LÚCIO RESENDE	1	IBIAPABA	CRATEÚS	CE	15,50	25,50	R$	24.299,57
1571	RUA JOSÉ ALEIXO DE AQUINO	0	IBOPERI	LAVRAS DA MANGABEIRA	CE	15,50	200,00	R$	31.467,07
1572	RUA SEBASTIÃO PORFÍRIO	S/Nº	IBUAÇU	GRANJA	CE	10,00	170,00	R$	22.726,21
1573	RUA OSCAR FONTENELE	S/Nº	IBUGUAÇU	GRANJA	CE	15,50	25,50	R$	13.111,28
1575	RUA SENHORA SANTANA	S/N.º	ICOZINHO	ICÓ	CE	15,00	165,00	R$	46.676,15
1576	ESTRADA DO ALGODÃO	0	IDEAL	ARACOIABA	CE			R$	21.327,68
1577	IGAROI	0		ORÓS	CE	15,00	165,00	R$	17.132,07
1578	ILHA DOS COQUEIROS	0		ACARAÚ	CE	15,00	152,00	R$	7.691,95
1579	RUA DO COMÉRCIO	0	INGAZEIRAS	AURORA	CE	15,50	300,00	R$	40.732,37
1580	RUA DO COMÉRCIO	S/Nº	INHAMUS	TAUÁ	CE			R$	6.992,68
1581	RUA SANTOS DUMONT	S/Nº	DISTRITO DE INHUÇU	SÃO BENEDITO	CE			R$	17.132,07
1582	INHUPORANGA	0		CARIDADE	CE	15,50	25,50	R$	5.768,96
1583	IPAGUACU	0		MASSAPÊ	CE	15,00	165,00	R$	6.643,05
1584	RUA CORONEL JOÃO MARTINS	S/N.º	IRAJA	HIDROLÂNDIA	CE	15,50	25,50	R$	8.041,58
1585	IRATINGA	0		ITAPAGÉ	CE	15,00	165,00	R$	5.419,33
1589	RUA DO CRUZEIRO	S/Nº	ITANS	ITAPIÚNA	CE	15,00	216,00	R$	7.342,32
1590	VILA ITAPAI	0		REDENÇÃO	CE	15,00	200,00	R$	12.936,46
1592	JABURUNA	0	RURAL	UBAJARA	CE	15,00	165,00	R$	4.545,24
1594	JAGUARAO	0	VILA	ARACOIABA	CE	15,50	25,50	R$	48.948,77
1595	PRAÇA CHICO PRADO	S/Nº	DISTRITO DE JAIBARAS	SOBRAL	CE			R$	5.244,51
1596	RUA FÉLIX ITALIANO	S/Nº	JAMACARÚ	MISSÃO VELHA	CE	15,50	25,50	R$	24.474,38
1597	AV. CENTRAL DE JARDIM DE CIMA	S/N.º	JARDIM DE CIMA	PARACURU	CE	15,00	165,00	R$	13.460,91
1599	JORDÃO	0	VILA	SOBRAL	CE	15,50	200,00	R$	26.921,82
1600	RUA FRANCISCO HOLANDA MONTENEGRO	113		IGUATU	CE			R$	77.269,13
1601	TRAV. PRUDÊNCIO PEREIRA RAMOS	S/Nº	DISTRITO DO JUÁ	IRAUÇUBA	CE	15,50	25,50	R$	40.907,19

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	20/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
1602	RUA PEDRO FIGUEIRAS	920	CENTRO	QUIXADÁ	CE			R$	18.180,97
1604	RUA SEBASTIÃO MARTINS	S/Nº	JUCÁS	CARIRÉ	CE			R$	8.915,67
1605	JURITIANA	0	VILA	ACARAÚ	CE	15,50	25,50	R$	7.342,32
1608	LAGOA SECA	0		FARIAS BRITO	CE			R$	14.335,00
1609	RUA LAGOA CERCADA	0	SÃO MIGUEL	QUIXERAMOBIM	CE	10,00	170,00	R$	12.936,46
1610	LAGOA DE DENTRO	0		BEBERIBE	CE	15,50	168,00	R$	18.530,61
1611	LAGOA DO BANANA	0		CAUCAIA	CE	15,50	25,50	R$	16.257,98
1613	SÍTIO LAGOA DO MATO	0		BREJO SANTO	CE			R$	14.859,45
1614	AV. TRAJANO HONORATO	636	LAGOA DO MATO	ITATIRA	CE	15,50	25,50	R$	5.419,33
1615	LAGOA DOS MILHOMENS	0		ICÓ	CE	15,50	140,00	R$	18.880,24
1617	LAGOA VERMELHA	0		JAGUARUANA	CE	15,50	200,00	R$	20.453,59
1618	RUA FRANCISCO HENRIQUE	470	LAGOINHA	PARAIPABA	CE			R$	14.160,18
1619	LAGOINHA	0		QUIXERÉ	CE			R$	10.838,66
1620	RUA DO BEM	0	LAMBEDOURO	VIÇOSA DO CEARÁ	CE	15,50	250,00	R$	22.901,03
1621	AV. DOMINGOS LOPES	S/N.?7	LAPA	GRAÇA	CE	15,00	165,00	R$	7.691,95
1622	RUA SÃO SEBASTIÃO	S/N.º	LIMA CAMPOS	ICÓ	CE	10,00	170,00	R$	9.090,49
1623	ROD. CENTRAL DISTRITO DE LIMOEIRO	S/Nº	DISTRITO LIMOEIRO	GUARACIABA DO NORTE	CE	15,50	200,00	R$	7.517,13
1624	RUA FRANCISCO MILTON ARAÚJO	157	LISIEUX	SANTA QUITÉRIA	CE	15,50	25,50	R$	5.594,15
1625	RUA JOSÉ MARIANO DE MELO	S/N.º	LIVRAMENTO	IPUEIRAS	CE	15,50	25,50	R$	3.496,34
1627	RUA PROFESSORA ROSA ALMEIDA SOUZA	S/N.º	MACAOCA	MADALENA	CE	15,00	280,00	R$	28.669,99
1628	RUA JOÃO E. DE MESQUITA	S/Nº	MACARAÚ	SANTA QUITÉRIA	CE			R$	9.440,12
1629	PONTAL DO MACEIÓ	0		FORTIM	CE	15,50	25,50	R$	15.558,72
1630	RUA RAIMUNDO PERES FARIAS	103	MAJOR SIMPLICIO	NOVA RUSSAS	CE	15,00	165,00	R$	17.481,70
1632	RUA CEL. JOAQUIM GONÇALVES	354	MANGABEIRA	LAVRAS DA MANGABEIRA	CE	15,00	165,00	R$	71.325,35
1633	RUA ANTÔNIO COSTA MORAIS	S/Nº	MAPUÁ	JAGUARIBE	CE	15,50	25,50	R$	7.691,95
1634	RUA MANOEL TORQUATRO	S/N.º	MARACAJA	MARCO	CE	15,50	25,50	R$	15.383,90
1635	TRAV. AGUINELINO	S/Nº	MARARUPÁ	MAURITI	CE	15,00	165,00	R$	18.180,97
1636	RUA FRANCISCO MISAEL CAVALCANTE	S/N.º	MARRUAS	TAUÁ	CE	15,50	25,50	R$	7.342,32
1637	ROD. CENTRAL MARTINSLÂNDIA	S/Nº	DISTRITO MARTINSLÂNDIA	GUARACIABA DO NORTE	CE	15,00	165,00	R$	7.342,32
1638	RUA MARIA NEUZA MIRANDA	300	MATÕES	CAUCAIA	CE	15,50	25,50	R$	6.118,60
1639	RUA FRANCISCO SOARES MOURÃO	S/N.º	MATRIZ	IPUEIRAS	CE			R$	21.852,13
1641	MIGUEL XAVIER	0		CARIRIAÇU	CE	15,00	200,00	R$	9.789,75
1642	RUA MANOEL GONÇALO	S/Nº	MIRAGEM	CARIRIAÇU	CE	15,00	165,00	R$	36.536,76
1643	MIRAMBÉ	0		CAUCAIA	CE	15,50	202,50	R$	13.286,09
1644	MISSI	0		IRAUÇUBA	CE	15,50	25,50	R$	38.984,20
1645	RUA NOSSA SENHORA DE FÁTIMA	S/N.º	MOCAMBO	MARCO	CE	15,50	25,50	R$	12.412,01
1647	RUA ANTÔNIO LUIZ DE SOUZA	S/N.º	MONGUBA	PACATUBA	CE			R$	9.614,94
1648	MONGUBA	0		TRAIRI	CE	15,50	25,50	R$	13.810,55
1649	MONTE CARMELO	0		TEJUÇUOCA	CE	15,50	25,50	R$	18.006,15
1651	AV. JOSÉ BEZERRA DE SABÓIA	0	MONTENEBO	CRATEÚS	CE	15,50	200,00	R$	11.537,92
1652	AV. ANTÔNIO LUCINDA	S/Nº	DISTR. MORRINHOS NOVOS	GUARACIABA DO NORTE	CE			R$	11.537,92
1654	RUA JOÃO MARCIANO OLIVEIRA	S/Nº	DISTRITO MUCAMBO	GUARACIABA DO NORTE	CE	15,50	25,50	R$	11.188,29
1655	MUMBABA	0		MASSAPÊ	CE	10,00	170,00	R$	2.971,89
1656	MUNDAU	0		URUBURETAMA	CE			R$	15.209,08
1657	RODOVIA CE 161	0	MUTAMBEIRAS	SANTANA DO ACARAÚ	CE	15,50	25,50	R$	10.663,84
1658	RUA SEBASTIÃO FERREIRA	S/Nº	NENELÂNDIA	QUIXERAMOBIM	CE	15,50	25,50	R$	15.558,72
1659	RUA JOSÉ PEREIRA DA SILVA	S/Nº	VILA DE NOVA BETÂNIA	FARIAS BRITO	CE			R$	26.921,82
1660	RUA JOSÉ FERREIRA SÉRGIO	464	NOVA BETÂNIA	NOVA RUSSAS	CE	10,00	170,00	R$	9.090,49

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	21/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
1661	RUA LUIZ MOREIRA DA SILVA	S/Nº	NOVA FÁTIMA	IPUEIRAS	CE	15,00	165,00	R$	16.083,17
1662	NOVA FLORESTA	0		JAGUARIBE	CE			R$	5.419,33
1663	NOVO HORIZONTE	0		OCARA	CE	15,50	25,50	R$	15.733,53
1664	OLHO D´ÁGUA DA BICA	0		TABULEIRO DO NORTE	CE			R$	8.391,22
1665	RUA FRANCISCO LÚCIO	747	OLIVEIRAS	TAMBORIL	CE	15,50	25,50	R$	7.866,77
1666	OUTEIRO	0		ARACATI	CE	15,50	25,50	R$	12.237,19
1668	VILA PADRE CÍCERO	S/Nº		MILAGRES	CE	15,00	70,00	R$	9.090,49
1670	PAI JOÃO	0		ARATUBA	CE	15,00	306,00	R$	7.691,95
1671	RUA FÉLIX PEREIRA	S/Nº	PAJEÚ	ARARIPE	CE	13,50	264,00	R$	40.557,55
1672	PALESTINA	0		ORÓS	CE			R$	11.712,74
1673	RUA DA IGREJA	S/N.º	PALMATORIA	ITAPIÚNA	CE	15,00	165,00	R$	8.041,58
1675	RUA FRANCISCO FERREIRA GOMES	0	PANACUÍ	MARCO	CE	15,50	200,00	R$	20.628,41
1676	PARAGUAI	0		CRUZ	CE	15,50	25,50	R$	17.481,70
1677	RUA ESTANDILAU VIDAL	0	PARAPUÍ	SANTANA DO ACARAÚ	CE	15,00	160,00	R$	11.363,11
1678	RUA JOSÉ MARTINS	S/Nº	PARAZINHO	GRANJA	CE	15,00	165,00	R$	22.901,03
1681	RUA DE FÁTIMA	S/Nº	PATOS	MORADA NOVA	CE	15,50	25,50	R$	44.927,98
1682	PATRIARCA	0		SOBRAL	CE	15,00	165,00	R$	4.370,43
1683	TRAV. MAURÍCIO	307	PEDRAS	MORADA NOVA	CE			R$	10.838,66
1685	PESSOA ANTA	0		GRANJA	CE	15,50	25,50	R$	24.649,20
1686	RUA PADRE CÍCERO	S/Nº	PIO X	UMARI	CE	15,50	25,50	R$	15.558,72
1688	PITOMBEIRA	0		ITAPAGÉ	CE	15,00	105,00	R$	21.327,68
1690	PODIMIRIM	0		MILAGRES	CE	15,00	165,00	R$	18.180,97
1691	RUA JOSÉ COSME	S/Nº	PORTO DOS BARCOS	ITAREMA	CE	15,50	25,50	R$	18.705,42
1695	PREA	0		CRUZ	CE			R$	31.991,52
1696	SÍTIO PORÃO	0		TRAIRI	CE	15,50	200,00	R$	5.419,33
1697	QUATIGUABA	0		VIÇOSA DO CEARÁ	CE	15,50	25,50	R$	5.244,51
1698	RUA MAMEDE DA ROCHA FORTE	S/N.º	QUATRO BOCAS	PARACURU	CE	15,50	25,50	R$	8.216,40
1699	RUA DUQUE PEREIRA	0	VILA DE QUINCUNCÁ	FARIAS BRITO	CE	15,00	165,00	R$	9.614,94
1700	RUA ALEXANDRE BENÍCIO	53	DISTRITO DE QUITAIÚS	LAVRAS DA MANGABEIRA	CE	15,50	25,50	R$	17.831,34
1701	QUIXABA	0		ARACATI	CE			R$	5.244,51
1702	RUA ENEAS ARRAIS	S/Nº	QUIXARIÚ	CAMPOS SALES	CE	15,50	25,50	R$	39.333,83
1703	RAFAEL ARRUDA	0		SOBRAL	CE	15,00	165,00	R$	23.600,30
1704	VILA REALEIXO	0		CRATEÚS	CE	15,00	200,00	R$	9.265,30
1705	AV. SEBASTIÃO FERNANDEZ	S/Nº	RECREIO	SOBRAL	CE			R$	3.845,97
1707	RIACHO DO BANABUIÚ	0		PEDRA BRANCA	CE			R$	25.698,10
1708	RUA SÃO FRANCISCO	S/N.º	RIACHO GRANDE	ARARIPE	CE			R$	24.998,84
1709	RUA VICENTE MÁXIMO DA SILVA	0	RIACHO VERDE	VÁRZEA ALEGRE	CE			R$	13.810,55
1712	ROLDÃO	0		MORADA NOVA	CE	15,50	400,00	R$	68.528,28
1716	RUA 69	844	CONJUNTO JEREISSATI II	FORTALEZA	CE	99,00	216,00	R$	43.529,44
1718	RUA ANTÔNIO CUNHA	S/Nº		ALCÂNTARAS	CE	44,01	115,50	R$	20.453,59
1720	RUA LÚCIO TORRES	S/Nº	CENTRO	BARREIRA	CE	78,78	442,83	R$	60.137,06
1721	RUA CAPITÃO MOTA	317		INDEPENDÊNCIA	CE	138,75	621,00	R$	116.253,33
1722	RUA CEL. BENTO ALVES	S/Nº	FAZENDINHA	ITAPIPOCA	CE	119,00	599,50	R$	67.479,38
1723	RUA CEL. FRANCISCO. B. CAMPELO	S/Nº		CAPISTRANO	CE	63,20	210,40	R$	43.004,99
1724	RUA CEL. JOSÉ DANTAS	1264		MISSÃO VELHA	CE	138,75	509,36	R$	141.951,43
1725	RUA CEL. JOSÉ LIBANIO	65		PACATUBA	CE	29,21	140,85	R$	70.451,26
1726	RUA CEL. PEDRO RAIMUNDO DE OLIVEIRA	S/Nº		PIRES FERREIRA	CE	28,09	123,25	R$	40.382,73
1727	RUA CEL. VIRGÍLIO TÁVORA	S/Nº		ARNEIROZ	CE	28,09	180,00	R$	61.360,78

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	22/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
1728	RUA CESAR CALS	S/Nº		ICARAI	CE	48,15	189,75	R$	46.501,33
1729	RUA DEPUTADO ALVARO SOARES	S/Nº		IBIAPINA	CE	40,07	349,50	R$	93.002,66
1731	RUA DORACY DOS SANTOS	0		SÍTIO ALEGRE	CE	45,00	98,02	R$	39.683,47
1732	RUA DR. EPITÁCIO DE PINHO	215		PORANGA	CE	43,45	115,20	R$	47.725,05
1736	RUA FRANÇA DO VALE(RUA SANTA TEREZINHA)	S/Nº		QUITERIANÓPOLIS	CE	55,00	656,14	R$	63.458,58
1737	RUA FRANCISCO GONÇALVES	S/Nº		BANABUIÚ	CE	36,33	375,00	R$	68.877,91
1738	RUA FREI ANASTÁCIO	S/Nº		FRECHEIRA	CE	87,45	335,79	R$	78.318,03
1739	RUA FURTADO LEITE	S/Nº		ALTANEIRA	CE	87,45	607,50	R$	96.324,19
1740	RUA HENRIQUE ALENCAR	85		MAURITI	CE	74,25	394,05	R$	66.605,29
1741	RUA HUMBERTO BEZERRA - LOT.PARQUE BOA VISTA	1281	PARQUE TIRADENTES	JUAZEIRO DO NORTE	CE	99,00	425,00	R$	71.150,53
1743	RUA JOÃO F. CASTELO- PLANALTO CLUBE	4	TEJUBANA	MOMBAÇA	CE	121,00	1.240,00	R$	48.599,14
1744	RUA JOÃO NEY PARACAMPOS	S/Nº	CHORO LIMÃO	CHORÓ	CE	37,45	51,45	R$	42.305,72
1746	RUA JOCENIO MONTEIRO	101	ANCURI	FORTALEZA	CE	35,00	748,00	R$	118.525,95
1747	RUA JOSÉ NICOLAU DE SOUZA	10	CALDAS	BARBALHA	CE			R$	21.677,31
1749	RUA JOSÉ RODRIGUES P. NETO	S/Nº		CATARINA	CE	53,86	180,00	R$	37.061,21
1750	RUA JUVENAL DE CASTRO	S/Nº	SÍTIO GIRASOL	HORIZONTE	CE	73,21	327,63	R$	80.415,84
1752	RUA MANOEL MOTA	215/219		ANTONINA DO NORTE	CE	81,83	229,80	R$	47.025,78
1753	RUA FRANCISCO MOURÃO LIMA	S/N.º		ARARENDÁ	CE	15,50	44,41	R$	11.712,74
1754	RUA MONSENHOR OLAVO OLIVEIRA	100		GRANJA	CE	39,44	173,80	R$	44.927,98
1755	RUA PADRE CÍCERO	641		JUAZEIRO DO NORTE	CE	1.924,10	3.773,52	R$	1.253.438,13
1756	RUA FRANCISCO ALMIR BRAGA (antiga R. Padre Ibiapina)	62		MILAGRES	CE	74,25	396,00	R$	128.140,89
1757	RUA PARQUE VILA VELHA II	181	CONJ. POLAR	FORTALEZA	CE	99,00	99,00	R$	57.165,17
1759	RUA PROF. NICÁSSIO	S/Nº		BELA CRUZ	CE	45,62	118,86	R$	33.390,05
1763	RUA TENENTE JOSÉ JOAQUIM	S/Nº		ITAPIÚNA	CE	87,45	546,79	R$	60.661,51
1764	RUA MARIA JURACIR DIAS CARNEIRO	14	CENTRO	FORQUILHA	CE	75,39	205,33	R$	56.640,72
1765	TRAV. VICENTE DE PAULO	192	CENTRO	JIJOCA DE JERICOACOARA	CE	39,01	76,64	R$	72.374,25
1766	RUA VICENTE LEITE	240	MEIRELES	FORTALEZA	CE	193,16	358,40	R$	254.358,78
1767	RUA DA IGREJA	S/Nº	SALÃO	SENADOR SÁ	CE	15,50	25,50	R$	22.376,58
1768	ESTRADA CE 257 - KM 55	S/N.º	SALITRE	CANINDÉ	CE			R$	24.124,75
1769	RUA VILA VELHA	S/N.º	SANGRADOURO	SANTA QUITÉRIA	CE	15,50	25,50	R$	6.643,05
1770	SANTA BARBARA	0		ALCÂNTARAS	CE	15,50	264,00	R$	7.691,95
1771	RUA NOSSA SENHORA DO CARMO	S/N.º	SANTA FELICIA	ACOPIARA	CE	15,50	25,50	R$	13.810,55
1772	SANTA LUZIA	0		JAGUARUANA	CE	15,50	25,50	R$	15.034,26
1773	ESTRADA DE SANTA ROSA	0		CAUCAIA	CE			R$	2.971,89
1774	SANTA TEREZA	0		ARACATI	CE			R$	31.117,43
1775	RUA MILITÃO FELINTO DE MELO	S/N.º	SANTA TEREZA	CROATÁ	CE	15,50	25,50	R$	28.844,81
1776	RUA FRANCISCO RODRIGUES DA SILVA	80	SANTA TEREZA	TAUÁ	CE			R$	14.859,45
1777	SANTAREM	0		ORÓS	CE	15,50	25,50	R$	11.363,11
1778	RUA JOSÉ COLÔNIO	0	SANTO ANTÔNIO	ACOPIARA	CE	15,50	200,00	R$	50.522,12
1779	AV. HILÁRIO SENA	198	LAGOA DE SANTO ANTONIO	ARARENDÁ	CE			R$	11.013,47
1780	SANTO ANTONIO DO ARACATIACU	0		SOBRAL	CE	10,00	170,00	R$	14.509,81
1781	SAO DOMINGOS	0		CARIDADE	CE			R$	7.691,95
1782	RUA JOSÉ ARAÚJO DOS SANTOS	0	SÃO GONÇALO	JUAZEIRO DO NORTE	CE	15,00	200,00	R$	10.489,02
1783	SÃO JOÃO	0		IPU	CE	15,00	200,00	R$	4.370,43
1785	RUA PRINCIPAL	S/Nº	SÃO JOAQUIM	UMIRIM	CE	15,50	25,50	R$	8.915,67
1787	SÃO JOSÉ	0		JAGUARUANA	CE			R$	10.489,02
1789	ESTRADA PRINCIPAL	S/N.º	SÃO JOSÉ	SABOEIRO	CE	15,00	165,00	R$	8.566,03
1790	RUA MANOEL RUFINO	S/Nº	SÃO JOSÉ DE SOLONÓPOLE	SOLONÓPOLE	CE	15,50	25,50	R$	15.034,26

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	23/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
1791	RUA PRINCIPAL	S/Nº	SÃO JOSÉ DO TORTO	SOBRAL	CE			R$	15.908,35
1792	RUA VITÓRIA XAVIER	S/N.º	SAO MIGUEL	MAURITI	CE			R$	7.167,50
1793	RUA JOAQUIM CAVALCANTE MELO	S/Nº	SÃO MIGUEL	QUIXERAMOBIM	CE			R$	14.335,00
1795	RUA PRINCIPAL	0	SÃO BONITO	ACOPIARA	CE			R$	66.954,92
1796	RUA ANA GONÇALVES CARVALHO	S/N.º	LAGOA DE SÃO PEDRO	NOVA RUSSAS	CE			R$	10.489,02
1797	SAO FRANCISCO	S/.Nº		NOVO ORIENTE	CE	10,00	170,00	R$	11.537,92
1798	RUA MARIA DA CONCEIÇÃO	556-A	SÃO ROQUE	CROATÁ	CE	15,50	25,50	R$	10.838,66
1799	RUA PRINCIPAL	0	SÃO BENEDITO	BATURITÉ	CE			R$	20.628,41
1800	POVOADO SÃO SEBASTIÃO	0		BREJO SANTO	CE			R$	31.117,43
1801	RUA RAIMUNDO BEZERRA DE MORAIS	20	VILA SÃO SEBASTIÃO	CARIUS	CE	15,00	165,00	R$	13.985,36
1802	RUA CHICO PITOMBEIRA	S/N.º	SÃO VICENTE	ICÓ	CE			R$	36.187,13
1803	RUA PRINCIPAL	S/Nº	SAPÓ	SANTANA DO ACARAÚ	CE	15,50	25,50	R$	17.481,70
1804	AV. SEBASTIÃO DE ABREU	0	SEBASTIÃO DE ABREU	PENTECOSTE	CE	15,00	242,56	R$	23.425,48
1806	SERROTE DOS CAVALOS (SITIO GOES)	0		CARIRIAÇU	CE	366,16	4.825,70	R$	239.848,97
1807	SERRA URUBURETAMA - SÍTIO CANGALHO	0		ITAPIPOCA	CE			R$	56.640,72
1809	RUA DA ESTRELA	S/Nº	SERRINHA	GRANJEIRO	CE			R$	15.558,72
1810	RUA MAJOR SALUSTIANO	S/Nº	SERROTA	SENADOR SÁ	CE	15,50	25,50	R$	27.970,73
1811	RUA SÃO JOSÉ	S/Nº	SERROTE	IGUATU	CE			R$	13.286,09
1812	SERROTE DA FAZENDA DO MATO- BIBIANO	0		SOBRAL	CE			R$	1.433,50
1813	SETOR NH5	0		LIMOEIRO DO NORTE	CE	15,00	160,00	R$	6.118,60
1814	RUA JOSÉ ALENCAR	0	SIMÃO	PORTEIRAS	CE			R$	8.566,03
1815	SÍTIO BARRA DO SITIÁ	0		BANABUIÚ	CE	15,50	25,50	R$	15.383,90
1817	SÍTIO ESTRELA	0		BARBALHA	CE	15,00	165,00	R$	16.782,44
1819	SÍTIO SILVA	0		ALCÂNTARAS	CE	10,00	160,00	R$	6.643,05
1822	SÍTIOS NOVOS	0		CAUCAIA	CE	15,50	25,50	R$	17.831,34
1823	PRAÇA BENEDITO MOREIRA DE SOUZA	S/Nº	SIUPÉ	SÃO GONÇALO DO AMARANTE	CE			R$	18.355,79
1824	SUASSURANA	0		IGUATU	CE	15,00	165,00	R$	24.474,38
1826	RUA MANOEL LINHARES	174	SUCESSO	TAMBORIL	CE			R$	7.342,32
1827	SUCUPIRA	0		LIMOEIRO DO NORTE	CE	15,50	25,50	R$	5.069,69
1829	TANGENTE	0		MASSAPÊ	CE	15,50	156,56	R$	8.566,03
1832	TIMBAÚBA	0		RUSSAS	CE	15,50	200,00	R$	33.739,69
1834	RUA 13 DE MAIO	0	TIMONHA	GRANJA	CE	15,00	253,00	R$	23.250,67
1835	TOMÉ	0		LIMOEIRO DO NORTE	CE			R$	10.489,02
1836	ESTRADA DA VILA TORRÕES	0	VILA TORRÕES	ITAREMA	CE	15,50	200,00	R$	10.838,66
1837	TRAPIA	0		FORQUILHA	CE			R$	3.146,71
1838	TRAPIÁ	0		SANTA QUITÉRIA	CE	15,50	25,50	R$	25.173,65
1839	TRAV. DA MATRIZ / TRAVESSA SÃO MIGUEL	S/N.º	MUNDAU	TRAIRI	CE	50,63	50,63	R$	26.222,56
1840	TRAV. FRANCISCO LUIS	6	CENTRO	BAIXIO	CE	27,09	27,09	R$	21.677,31
1841	TRAV. OTAVIANO FEITOSA	32		JARDIM	CE	50,73	180,72	R$	85.485,53
1842	AV. PRINCIPAL	S/N.º	TRÊS BODEGAS	ICÓ	CE	15,00	165,00	R$	23.600,30
1844	TRIANGULO DO MARCO	0		MARCO	CE	15,50	25,50	R$	15.209,08
1845	TRUSSU	0		ACOPIARA	CE	15,50	330,00	R$	24.824,02
1847	TUINA	0		MASSAPÊ	CE	15,50	25,50	R$	9.614,94
1848	RUA DO COMÉRCIO	S/Nº	DISTRITO DE UBAUNA	COREAÚ	CE	15,00	165,00	R$	3.321,52
1849	UIRAPONGA	0	RURAL	MORADA NOVA	CE	15,00	165,00	R$	16.782,44
1851	RUA JOSÉ QUINTINO	S/Nº	UMBURANAS	MAURITI	CE	15,00	165,00	R$	11.712,74
1852	RUA DA MATRIZ	55	VILA UNIÃO	MADALENA	CE	15,50	25,50	R$	7.167,50
1853	RUA SALDANHA FREIRE	164	URUQUÊ	QUIXERAMOBIM	CE	15,00	165,00	R$	6.293,41

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	24/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
1854	RUA JOÃO BATISTA MORENO	S/Nº	VÁRZEA DA CONCEIÇÃO	CEDRO	CE	15,50	25,50	R$	12.586,83
1855	VARZEA DO GILO	0		IPU	CE	15,50	25,50	R$	6.118,60
1856	RUA FILOMENA R. BARROSO	S/Nº	VÁRZEA REDONDA	SÃO GONÇALO DO AMARANTE	CE	15,50	25,50	R$	21.327,68
1857	VAZANTES	0		ARACOIABA	CE	15,50	25,50	R$	15.383,90
1858	RUA SÃO SEBASTIÃO	S/N.º	VILA DE CARNAUBA	JATI	CE	15,50	25,50	R$	8.915,67
1859	VILA DE MAJORLANDIA	0		ARACATI	CE	24,15	134,70	R$	40.207,92
1860	VILA DO FÉLIX	0		BEBERIBE	CE	15,00	200,00	R$	22.551,40
1861	RUA LUIZ EDVALDO	327	VILA GADELHA	IGUATU	CE			R$	7.691,95
1862	RUA JOSÉ NOBERTO	43	VILA SÃO PEDRO (S.PEDRO NORTE)	JUCÁS	CE			R$	19.055,06
1863	AV. PRES. COSTA E SILVA *	145	GOIABEIRAS/ REPÚBLICA	VITÓRIA	ES	147,00	450,00	R$	382.849,30
1869	AV. BARÃO DE MONJARDIM	S/Nº	NOVO HORIZONTE	LINHARES	ES	104,00	600,00	R$	145.622,59
1871	MORRO DE STA MARIA JETIBA	S/Nº	SANTA MARIA JETIBÁ	SANTA MARIA DE JETIBA	ES	27,00	867,33	R$	24.649,20
1872	FAZENDA BELA VISTA	S/Nº	STA LEOPOLDINA	SANTA LEOPOLDINA	ES	46,00	1.600,00	R$	25.523,29
1879	AV. MEAÍPE *	1437	MEAIPE	GUARAPARI	ES	129,00	720,00	R$	121.323,02
1883	AV. JOSE TOZZE (LOJA)	1500	CENTRO	SÃO MATEUS	ES	90,10	52,56	R$	140.552,90
1884	RUA NOVA VENÉCIA , LT 17/18 QD A.D	S/Nº	GURIRI	SÃO MATEUS	ES	44,00	600,00	R$	121.323,02
1888	RODOVIA GERALDO SERTÓRIO KM - 10	S/Nº	DOMINGOS MARTINS	SÃO PAULO DO ARACÊ	ES	69,00	245,00	R$	58.563,71
1893	RUA VIRGÍLIO GOMES BARRETO	S/Nº	ESPLANADA CENTRO	COLATINA	ES	5.358,11	1.900,00	R$	4.868.864,77
1903	RUA ANTÔNIO JORGE ABID	10	CENTRO	SAO JOSE DO CALÇADO	ES	280,00	800,00	R$	295.440,79
1904	RUA DEMERVAL AMARAL / PRAÇA MUNICIPAL, 120 *	20	CENTRO	GUAÇUI	ES	280,00	645,00	R$	269.218,23
1905	RUA NOSSA SENHORA DA CONCEIÇÃO	S/Nº	JACARAÍPE	SERRA	ES	151,00	720,00	R$	186.005,32
1906	AV. NOROESTE	S/Nº	NOVA ALMEIDA	SERRA	ES	280,00	1.200,00	R$	459.768,80
1941	LADEIRA MAL CANDIDO RONDON *	1	RURAL	APIACÁ	ES	30,00	1.142,40	R$	96.149,37
1942	RUA JAN KOROLAS *	51	URBANO	AGUIA BRANCA	ES	98,00	432,00	R$	74.122,42
1943	AV. GETÚLIO VARGAS / RUA PIO X I I *	S/Nº	CAMPO GRANDE	CARIACICA	ES	151,00	300,00	R$	159.433,14
1944	RUA CEL. FRANCISCO ATAÍDE	122	SANTO ANDREZINHO	CASTELO	ES	280,00	795,00	R$	342.641,39
1945	RUA MARECHAL ARISTIDES GUARANÁ *	137	CENTRO	ARACRUZ	ES	352,00	875,00	R$	681.786,43
1946	RUA FLORESTA	S/Nº	FAZ TRES PONTAS	AFONSO CLAUDIO	ES	76,00	4.000,00	R$	90.205,59
1947	AV. PRES. VARGAS (ESQUINA COM JOSÉ JIESTA)	S/Nº	CENTRO	AFONSO CLAUDIO	ES	79,00	540,70	R$	212.227,88
1948	RUA GUILHERME PATERLINE *	S/Nº	URBANO	ALFREDO CHAVES	ES	280,00	875,00	R$	461.516,97
1949	AV. RAUTA *	167	CENTRO	ANCHIETA	ES	99,00	399,96	R$	94.925,65
1950	MORRO DA COTIA - CELINA *	S/Nº	RURAL	ALEGRE	ES	-	1.600,00	R$	1.730,69
1951	RUA MAJOR QUINTINO *	S/Nº	CENTRO	ALEGRE	ES	280,00	794,00	R$	254.009,15
1952	RUA JOSE MARQUES *	209	CENTRO	ALTO RIO NOVO	ES	62,00	300,00	R$	100.869,43
1953	AV. CAROLINA FRAGA *	32	CENTRO	ATILIO VIVÁCQUA	ES	40,00	170,00	R$	69.752,00
1954	RUA PROFESSOR JOÃO COUTINHO	S/Nº	BARRA DO JUCU	VILA VELHA	ES	28,00	607,67	R$	185.830,51
1955	RUA GUMERCINO FARIAS	S/Nº	CENTRO	BARRA DE SÃO FRANCISCO	ES	191,00	945,00	R$	328.656,02
1956	CORREGO DA PENHA	S/Nº	RURAL	BARRA DE SÃO FRANCISCO	ES	3,00	400,00	R$	51.920,66
1957	CORREGO BOA ESPERANÇA	S/Nº	ZONA RURAL	BARRA DE SÃO FRANCISCO	ES	43,00	1.600,00	R$	29.194,44
1958	AV. CARLOS LINDEMBERG	S/Nº	CONÇEIÇÃO DA BARRA	BRAÇO DO RIO	ES	64,00	600,00	R$	48.599,14
1959	AV. CRISTIANO DIAS LOPES	S/Nº	URBANO	BOM JESUS DO NORTE	ES	56,00	296,00	R$	103.142,05
1960	LAGOA PRETA - BANANAL *	S/Nº	VILA NOVA DE BANANAL	BAIXO GUANDU	ES	26,00	900,00	R$	28.669,99
1961	RUA JUDITH L. CAST. RIBEIRO *	S/Nº	URBANO	BAIXO GUANDU	ES	196,00	1.435,00	R$	330.404,19
1962	MORRO COLEGIO BRASIL	S/Nº	CENTRO	BAIXO GUANDU	ES	43,00	3.600,00	R$	39.159,02
1964	RUA MANOEL JOAQUIM DOS SANTOS *	S/Nº	ITACIBA	CARIACICA	ES	151,00	423,00	R$	137.406,19
1965	RUA NESTOR GOMES	S/Nº	CARIACICA	CARIACICA	ES	337,00	800,00	R$	237.751,17
1966	RUA EDSON MONADIMAN *	S/Nº	SÃO FRANCISCO	CARIACICA	ES	232,00	1.803,00	R$	272.714,57
1967	PRAÇA BENONI FALCÃO	S/Nº	CENTRO	CONCEIÇÃO DA BARRA	ES	123,00	1.245,60	R$	120.274,12

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	25/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
1968	MORRO DA ANDORINHA	S/Nº	RURAL	CACHOEIRO DE ITAPEMIRIM	ES	132,00	730,00	R$	86.534,43
1969	RUA COSTA PEREIRA	110	CENTRO	CACHOEIRO DE ITAPEMIRIM	ES	6.374,00	1.852,00	R$	5.436.681,44
1970	MORRO DO SANTANA	S/Nº	RURAL	CACHOEIRO DE ITAPEMIRIM	ES	3,00	332,14	R$	12.586,83
1971	RUA YUNES DEPS	S/Nº	BNH	CACHOEIRO DE ITAPEMIRIM	ES	151,00	390,00	R$	122.022,29
1972	FAZENDA NOVA AURORA	S/Nº	RURAL	CACHOEIRO DE ITAPEMIRIM	ES			R$	437,04
1973	RUA MORRO DO CONTORNO	S/Nº	MATA DA SERRA	SERRA	ES	224,00	900,00	R$	198.592,15
1974	AV. SILVIO AVIDOS	1197	SAO SILVANO	COLATINA	ES	172,00	580,00	R$	337.396,88
1975	FAZENDA VITALLI	S/Nº	FAZENDA VITALLI	COLATINA	ES	382,00	794,00	R$	133.909,85
1977	AV. DOS EUCALIPTOS *	S/Nº	URBANO	ARACRUZ	ES	291,00	1.000,00	R$	279.707,25
1978	SITIO S.FRANCISCO - CORR MOACYR *	S/Nº	CORREGO MOACYR	GOVERNADOR LINDEMBERG	ES	64,00	225,00	R$	39.333,83
1979	AV. EXPEDICIONÁRIO GARCIA	S/Nº	CAMPO GRANDE	CARIACICA	ES	136,00	1.200,00	R$	114.505,16
1980	RUA ISAIAS DE OLIVEIRA	S/Nº	CRISTAL	PEDRO CANÁRIO	ES	64,00	480,00	R$	52.794,74
1981	RUA SAO PEDRO	S/Nº	CARAPINA	SERRA	ES	2.160,00	1.680,00	R$	1.321.616,78
1983	CAXIXIÉ RADIO SITIO BOA ESPERANÇA	S/Nº	RURAL	VENDA NOVA DO IMIGRANTE	ES	69,00	225,00	R$	39.333,83
1984	CAXIXE	S/Nº	ALTO CUJU	DOMINGOS MARTINS	ES	28,00	225,00	R$	36.711,58
1985	SÍTIO STA MARIA *	S/Nº	DOMINGOS MARTINS	DOMINGOS MARTINS	ES	43,00	1.600,00	R$	130.238,69
1986	RUA BERNARDINO MONTEIRO *	S/Nº	DOMINGOS MARTINS	DOMINGOS MARTINS	ES	280,00	672,00	R$	258.554,39
1987	AV. FLORIANO RUBIM *	1199	URBANO	ECOPORANGA	ES	25,00	800,00	R$	110.484,37
1988	CORREGO DO CAFE *	S/Nº	RURAL	ECOPORANGA	ES	76,00	8.174,00	R$	58.039,26
1989	RUA SAO JOSE *	S/Nº	URBANO	FUNDÃO	ES	52,00	402,85	R$	140.552,90
1990	RUA SAO JOSE *	193	URBANO	GOVERNADOR LINDEMBERG	ES	30,00	200,00	R$	88.282,60
1992	RUA ZULEIMA F. FARIAS C/ LINDOLFO SOUZA MASCARENHAS	S/Nº	GUARAPARI	GUARAPARI	ES	2.997,00	1.128,00	R$	2.806.450,20
1993	MORRO DO CEU	S/Nº	RURAL	GUARAPARI	ES			R$	21.677,31
1995	RUA GABRIEL PANTOLFI *	S/Nº	GUARANA	GUARANÁ	ES	99,00	313,50	R$	101.918,33
1997	SERRA DO CARACOL *	S/Nº	RURAL	GUAÇUI	ES			R$	437,04
1998	RUA 17 DE FEVEREIRO *	S/Nº	URBANO	ITAGUAÇU	ES	41,00	380,00	R$	88.457,42
1999	RUA JOÃO ALVES DA MOTTA JR.	S/Nº	IBIRAÇU	IBIRAÇU	ES	276,00	1.750,00	R$	428.301,73
2000	AV. CEL. ANTONIO DUARTE	203	CENTRO	ICONHA	ES	29,00	114,69	R$	84.436,63
2001	RUA DIOGENES COSTA *	153	IRIRI	IRIRI	ES	309,00	807,00	R$	421.309,05
2002	RUA PERGENTINO FIDELIS DE MIRANDA *	S/Nº	IRUPI	IUNA	ES	64,00	200,00	R$	70.800,90
2003	AV. ITAPEMIRIM *	S/Nº	ITAIPAVA	ITAPEMIRIM	ES	99,00	263,31	R$	124.469,73
2004	CORREGO SANTO ANTONIO	S/Nº	ITAPINA	COLATINA	ES	111,00	2.400,00	R$	56.291,08
2005	RUA DEOCLÉSIO COSSI	S/Nº	CENTRO	CACHOEIRO DE ITAPEMIRIM	ES	29,00	262,80	R$	54.542,91
2006	CORREGO BOA SORTE *	S/Nº	RURAL	IUNA	ES			R$	199.641,05
2007	RUA AMINTAS O. DE MATTOS *	S/Nº	URBANO	IUNA	ES	25,00	960,00	R$	201.564,04
2008	AV. ROMULO CASTELO	S/Nº	JACARAÍPE	SERRA	ES	288,00	720,00	R$	300.685,30
2009	RUA LUIZ ROSSATO *	S/Nº	JACUPEMBA	JACUPEMBA	ES	99,00	250,00	R$	86.184,80
2010	RUA SETE SETEMBRO	59	CENTRO	JOAO NEIVA	ES	276,00	850,00	R$	347.885,90
2011	LADEIRA DA IGUALDADE	402	RURAL	JERÔNIMO MONTEIRO	ES	105,00	957,00	R$	113.281,44
2012	RUA UIRAPURU *	727	URBANO	JAGUARE	ES	52,00	390,00	R$	85.660,35
2014	RUA FCO. PAIVA GONCALVES	S/Nº	URBANO	MIMOSO DO SUL	ES	20,00	700,00	R$	177.963,74
2015	FAZENDA SANTA MARTA	S/Nº	RURAL	MIMOSO DO SUL	ES			R$	29.544,08
2016	AV. MARIA THEODORO	S/Nº	URBANO	MANTENOPOLIS	ES	29,00	200,00	R$	69.052,73
2017	RUA ANCHIETA	S/Nº	URBANO	MONTANHA	ES	25,00	640,00	R$	101.219,06
2018	RUA JOAO JACINTO *	S/Nº	URBANO	MUQUI	ES	20,00	1.400,00	R$	217.122,76
2019	RUA TARCISIO MOROSINI	130	URBANO	MARILANDIA	ES	32,00	202,80	R$	79.192,12
2020	CORREGO DA ALEGRIA	S/Nº	RURAL	MARILANDIA	ES	27,00	1.600,00	R$	18.530,61
2021	RUA BRICIO MESQUITA	S/Nº	CENTRO	MARATAIZES	ES	280,00	618,00	R$	133.735,03

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	26/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
2023	MORRO ALTO SÃO CRISTOVÃO	S/Nº	MUNIZ FREIRE	MUNIZ FREIRE	ES	84,00	2.509,00	R$	124.644,55
2024	RUA CEL. FRANCISCO ROCHA	S/Nº	URBANO	MUNIZ FREIRE	ES	57,00	600,00	R$	172.369,60
2026	AV. P. PEREIRA-N. BRASIL *	S/Nº	URBANO	GOVERNADOR LINDEMBERG	ES	64,00	252,50	R$	109.785,10
2028	RUA ANA PORTO SIMÕES / AV. LEBLON *	585	PRAIA DO MORRO	GUARAPARI	ES	184,00	618,00	R$	276.210,91
2029	RUA MARIA ORTIZ (LOTEAMENTO BELVEDERE)	S/Nº	BELVEDERE	MARATAIZES	ES	76,00	1.296,00	R$	107.862,11
2030	PRAÇA JONES SANTOS NEVES	187	CENTRO	NOVA VENECIA	ES	262,00	358,00	R$	257.505,49
2031	MORRO DA TERRA ROXA	S/Nº	RURAL	NOVA VENECIA	ES	86,00	2.500,00	R$	83.562,54
2032	RUA ESPÍRITO SANTO - PONTA DA FRUTA	S/Nº	URBANO	VILA VELHA	ES	98,00	360,00	R$	135.483,20
2033	RUA CAMILO L. PEREIRA *	S/Nº	URBANO	BARRA DE SÃO FRANCISCO	ES	29,00	300,00	R$	40.732,37
2034	FAZENDA BELA VISTA	S/Nº	RURAL	PINHEIROS	ES	53,00	3.600,00	R$	44.228,71
2035	RUA SETEMBRINO PELISSARI	353	CENTRO	PINHEIROS	ES	215,00	932,00	R$	191.949,10
2036	RUA JOSE COSTA LONGA	S/Nº	CENTRO	PRESIDENTE KENNEDY	ES	42,00	288,00	R$	56.116,27
2037	RUA ANTONIO GUEDES ALCOFAREDES *	S/Nº	CENTRO	PEDRO CANÁRIO	ES	63,00	600,00	R$	67.129,74
2038	RUA DR. DANILO M. CASTRO *	46	CENTRO	PIUMA	ES	99,00	200,00	R$	90.380,41
2039	RUA ESPIRITO SANTO	303	URBANO	PONTO BELO	ES	52,00	481,00	R$	55.067,37
2040	RUA ENG. F. DUTRA - R.BANANAL	S/Nº	URBANO	RIO BANANAL	ES	52,00	1.079,53	R$	40.033,10
2041	RUA MUNIZ FREIRE	S/Nº	CENTRO	RIO NOVO DO SUL	ES	280,00	913,00	R$	267.470,06
2042	MORRO LACRAIA-S.DOMINGOS	S/Nº	RURAL	SÃO DOMINGOS DO NORTE	ES	45,00	1.600,00	R$	44.927,98
2043	RUA NIOBEY A. DE MATOS	S/Nº	URBANO	SÃO DOMINGOS DO NORTE	ES	52,00	225,00	R$	99.820,53
2044	BR - 101- KM 146 - SAFRA *	S/Nº	SAFRA	ITAPEMIRIM	ES	66,00	1.250,00	R$	49.298,40
2045	AV. ALBATROZ *	S/Nº	SANTA MONICA	GUARAPARI	ES	53,00	360,00	R$	62.060,05
2046	RUA DOM PEDRO II / RUA FLORIANO PEIXOTO	14	SERRA SEDE	SERRA	ES	280,00	1.160,00	R$	176.914,84
2047	CORREGO TAQUARA	S/Nº	RURAL	SERRA	ES	44,20	1.600,00	R$	27.970,73
2048	SAO FLORIANO *	S/Nº	SÃO FLORIANO	DOMINGOS MARTINS	ES	27,00	225,00	R$	23.949,93
2049	SÃO FLORIANO - LOCAL	S/Nº	URBANO	DOMINGOS MARTINS	ES			R$	36.886,39
2050	AV. JÚLIO GUIDE	S/Nº	SÃO JOSÉ FRUTEIRAS	VARGEM ALTA	ES	64,00	182,17	R$	57.689,62
2051	RUA DR. VALERIO	S/Nº	CENTRO	SAO GABRIEL DA.PALHA	ES	191,00	864,00	R$	248.240,19
2052	RUA JOAO BOSS - MORRO DA CAIXA DAGUA - SÃO GABRIEL DA PALHA	S/Nº	URBANO	SAO GABRIEL DA PALHA	ES	45,00	1.600,00	R$	38.634,56
2053	AV. JERÔNIMO MONTEIRO	1000	CENTRO	SANTA LEOPOLDINA	ES	35,00	120,00	R$	21.502,50
2055	RUA FREDERICO GRULKE	778	URBANO	SANTA MARIA DE JETIBA	ES	52,00	300,00	R$	167.649,54
2057	RUA ERICSON PEÇANHA	S/Nº	CENTRO	SÃO MATEUS	ES	270,00	1.546,00	R$	344.389,56
2058	RUA BASILIO SEPRES	S/Nº	CENTRO	SOORETAMA	ES	99,00	469,00	R$	131.812,04
2060	SAO RAFAEL DA TERRA ALTA	S/Nº	RURAL	LINHARES	ES	30,00	225,00	R$	2.622,26
2062	AV. JOSE RUSCHI	S/Nº	CENTRO	SANTA TERESA	ES	280,00	656,00	R$	242.296,41
2063	MORRO DO PAU SECO	S/Nº	SANTA TERESA	SANTA TERESA	ES	35,00	2.000,00	R$	113.281,44
2064	RODOVIA SEBASTIÃO ALVES LIMA KM 5,5 *	S/Nº	SÃO BENTO	DOMINGOS MARTINS	ES	64,00	300,00	R$	36.886,39
2065	RODOVIA ARMANDO MARTINELLI	S/Nº	SÃO JOÃO DE PETRÓPOLIS	SANTA TEREZA	ES	28,00	522,07	R$	22.551,40
2066	RUA JOAO ARARI-TIMBUI *	S/Nº	URBANO	FUNDÃO	ES	3,00	360,00	R$	18.880,24
2067	RUA TANCREDO NEVES	S/Nº	URBANO	VIANA	ES	4,00	611,39	R$	20.453,59
2068	AV. FLORENTINO ÁVIDOS	S/Nº	CENTRO	VIANA	ES	37,00	936,00	R$	267.470,06
2069	AV. DOUTOR CRISTIANO DIAS LOPES	S/Nº	VINHATICO	MONTANHA	ES			R$	43.004,99
2070	RUA NATALINO COSSI	S/Nº	URBANO	VILA VALÉRIO	ES	27,00	156,98	R$	42.655,36
2071	AV. EVANDI AMERICO COMARELO	S/Nº	URBANO	VENDA NOVA DO IMIGRANTE	ES	52,00	1.012,50	R$	379.352,96
2072	RUA ROBERTO SILVEIRA *	175	SANTA MARTHA	VITÓRIA	ES	184,00	492,00	R$	157.859,78
2073	RUA ALMIRANTE BARROSO *	9	PRAIA DO SUÁ	VITÓRIA	ES	166,00	700,00	R$	463.265,14
2074	RUA BRAZ RUBIM *	393	SANTO ANTONIO	VITÓRIA	ES	151,00	504,00	R$	146.147,04
2076	AV. HUGO VIOLA *	959	MATA DA PRAIA	VITÓRIA	ES	160,00	448,00	R$	472.005,99
2079	RUA VITORIO NUNES DA MOTTA	220	ENSEADA DO SUÁ	VITÓRIA	ES	-	5.109,00	R$	20.095.488,78

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	27/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
2081	AV. PAULINO MULLER *	475	ILHA DE SANTA MARIA	VITÓRIA	ES	203,00	862,00	R$	421.309,05
2082	RUA CARLOS ROMENO MARANGONE *	250	JARDIM CAMBURI	VITÓRIA	ES	266,00	997,00	R$	384.597,47
2083	RUA MOACIR AVIDOS	214	PRAIA DO CANTO	VITÓRIA	ES	3.861,00	1.500,00	R$	8.810.948,31
2084	RUA DO ROSARIO *	150/188	CENTRO	VITÓRIA	ES	8.519,00	1.626,80	R$	10.964.735,68
2085	ESTRADA TIÃO SÁ *	S/Nº	MORRO DA FONTE GRANDE	VITÓRIA	ES	81,00	3.075,00	R$	6.310.894,93
2086	RUA NOVA	S/Nº	SÃO TORQUATO	VILA VELHA	ES	151,00	875,00	R$	210.829,34
2087	RUA ANA MEROTO STEFANON	S/Nº	COBILÂNDIA	VILA VELHA	ES	194,00	720,00	R$	217.472,39
2088	RUA SERGIO CARDOSO *	220	NOVO MEXICO	VILA VELHA	ES	185,00	752,00	R$	262.225,55
2090	RUA UNIÃO *	S/Nº	ARIBIRI	VILA VELHA	ES	151,00	666,00	R$	201.564,04
2091	RUA CABO AYLSON SIMÕES *	306	CENTRO	VILA VELHA	ES	2.191,00	1.302,00	R$	2.062.841,00
2093	RUA IBITIRAMA *	S/Nº	COQ. ITAPARICA	VILA VELHA	ES	172,00	630,00	R$	276.210,91
2094	RUA VENÍCIO TORRES *	S/Nº	PRAIA DA COSTA	VILA VELHA	ES	151,00	384,00	R$	302.433,47
2095	RUA FRANCELINA SETUBAL *	S/Nº	ITAPOA	VILA VELHA	ES	151,00	339,00	R$	269.218,23
2097	AV. RAUL SOARES	S/Nº	URBANO	AIMORÉS	MG	110,00	1.827,00	R$	325.159,68
2099	RUA HONDURAS	2	J.AMERICA	CARIACICA	ES	932,00	1.176,00	R$	742.972,39
2101	SÃO PEDRO ITABAPOANA	S/Nº	URBANO	MIMOSO DO SUL	ES			R$	74.122,42
2103	AV. JOÃO FELIPE CALMON C/ AV. GOVERNADOR LINDEMBERG.	820	CENTRO	LINHARES	ES	3.184,00	1.800,00	R$	3.746.284,69
2104	RUA LUIZ ABREU XAVIER C / RUA PERMINIO ROGERIO	S/Nº	CENTRO	LARANJA DA TERRA	ES	64,00	360,00	R$	116.253,33
2105	AV. MÁRIO ANDREAZZA *	336	CENTRO	IBATIBA	ES	280,00	872,00	R$	318.167,00
2106	FAZENDA MATUTINA *	S/Nº	RURAL	ITARANA	ES	46,00	1.600,00	R$	31.467,07
2107	MORRO SÃO CARLOS	S/Nº	RURAL	VARGEM ALTA	ES	103,00	1.400,00	R$	150.517,47
2108	RUA ATÍLIO DALLA BERNARDINA	S/Nº	URBANO	SÃO ROQUE DO CANAÃ	ES	28,00	246,00	R$	107.862,11
2109	AV. PAULINO FRANCISCO MOREIRA	S/Nº	URBANO	VARGEM ALTA	ES	39,00	350,00	R$	94.576,02
2110	AV. CIVIT *	S/Nº	LARANJEIRAS	SERRA	ES	166,00	832,00	R$	203.836,66
2111	MORRO DO CRUZEIRO	S/Nº	ZONA RURAL	RIO NOVO DO SUL	ES	-	2.000,00	R$	2.447,44
2112	RUA OSVALDO CRUZ	745	CENTRO	BACABAL	MA	1.563,00	5.100,00	R$	1.416.017,98
2113	RUA TIRADENTES	S/Nº	CENTRO	BARRA DO CORDA	MA	229,00	800,00	R$	160.482,04
2114	AV. BENEDITO LEITE	S/Nº	CENTRO	CAROLINA	MA	223,00	2.726,00	R$	377.604,79
2115	RUA BENEDITO LEITE	949	CENTRO	CAXIAS	MA	1.486,00	3.323,00	R$	739.476,05
2116	RUA CUNHA MACHADO	S/Nº	CENTRO	CHAPADINHA	MA	272,00	3.068,00	R$	248.939,46
2118	TRAV. NAÇÕES UNIDAS	S/Nº	CENTRO	COLINAS	MA	136,00	720,00	R$	166.251,00
2119	RUA GONÇALVES DIAS	S/Nº	CENTRO	COROATÁ	MA	170,00	637,00	R$	71.150,53
2120	RUA HUMBERTO DE CAMPOS	S/Nº	CENTRO	DOM PEDRO	MA	259,00	925,00	R$	226.562,88
2121	RUA ANTÔNIO FRANCISCO DOS REIS	S/Nº	CENTRO	GRAJAÚ	MA	218,00	450,00	R$	255.582,50
2122	RUA RIO GRANDE DO NORTE	740	CENTRO	IMPERATRIZ	MA	2.667,11	2.008,75	R$	2.010.201,54
2124	AV. RIO BRANCO	778	CENTRO	PEDREIRAS	MA	276,00	941,00	R$	94.051,56
2125	RUA LUIS DOMINGUES	526	CENTRO	PINHEIRO	MA	225,00	2.273,00	R$	477.250,50
2126	TRAV. CAROLINA	S/Nº	CENTRO	PORTO FRANCO	MA	167,00	873,00	R$	181.110,45
2127	TRAV. 22 DE ABRIL	S/Nº	CENTRO	SÃO DOMINGOS DO MARANHÃO	MA	167,00	735,00	R$	154.013,81
2129	RUA SETE DE SETEMBRO	S/Nº	CENTRO	SÃO JOÃO DOS PATOS	MA	253,00	1.500,00	R$	258.204,76
2130	AV. DA RODOVIÁRIA	S/Nº	CENTRO	SÃO MATEUS	MA	16.654,00	494,00	R$	74.472,06
2131	RUA JOSÉ MARIANO MUNIZ (RUA DA RAPOSA 66)	S/N	CENTRO	SANTA INÊS	MA	523,00	1.605,00	R$	229.185,13
2132	AV. ALEXANDRE DE MOURA	86	CENTRO	SÃO LUIS	MA	5.569,00	4.860,15	R$	4.438.107,30
2134	AV. DANIEL DE LA TOUCHE	31	COHAMA	SÃO LUIS	MA	6.289,73	14.637,00	R$	7.734.054,63
2135	RUA FREI HERMENEGILDO	S/Nº	AURORA	SÃO LUIS	MA	4.044,00	41.412,00	R$	3.199.151,72
2136	AV. COLARES MOREIRA	S/Nº	RENASCENÇA	SÃO LUIS	MA	883,00	2.516,00	R$	1.888.023,97
2137	AV. SÃO LUIZ REI DE FRANÇA	88	JARDIM ELDORA	SÃO LUIS	MA	510,00	3.000,00	R$	1.211.482,05
2138	AV. JOÃO PESSOA	12	JOÃO PAULO	SÃO LUIS	MA	635,00	2.709,00	R$	1.276.164,35

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	28/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
2139	RUA 06 QD. B LT. 6	S/Nº	DISTRITO INDUSTRIAL	SÃO LUIS	MA	153,00	1.805,00	R$	178.138,56
2141	AV. SANTOS DUMONT	28	SÃO CRISTOVÃO	SÃO LUIS	MA	1.145,00	27.997,00	R$	1.304.096,52
2146	RUA ISAPEL	S/Nº	CENTRO	COELHO NETO	MA	114,98	1.200,00	R$	139.503,99
2147	RUA CEL. CAMPELO	S/Nº	CENTRO	VIANA	MA	177,56	635,50	R$	99.470,89
2148	AV. LIBERALINO MIRANDA	S/Nº	CENTRO	CURURUPÚ	MA	166,54	664,24	R$	131.986,86
2150	RUA URBANO SANTOS	S/Nº	SANTIAGO	MIRINZAL	MA	166,54	2.343,85	R$	200.340,32
2151	RUA SEN. VITORINO FREIRE	S/Nº	CENTRO	TUNTUN	MA	166,54	1.832,41	R$	146.147,04
2152	RUA DR. ABREU BASTOS	S/Nº	CENTRO	VARGEM GRANDE	MA	166,54	728,00	R$	143.874,42
2153	RUA SÃO JOSÉ	70	CENTRO	VITÓRIA DO MEARIM	MA	166,54	1.274,00	R$	84.261,81
2154	PRAÇA RENATO ARCHER	S/Nº	CENTRO	LAGO DA PEDRA	MA	176,31	840,00	R$	185.655,69
2157	AV. JOÃO DA SILVA LIMA	S/Nº	CENTRO	ARARI	MA	166,54	1.200,00	R$	118.700,77
2158	RUA 7 DE SETEMBRO	S/Nº	CENTRO	RIACHÃO	MA	156,14	873,35	R$	147.545,58
2160	RUA 7 DE SETEMBRO	S/Nº	CENTRO	BOM JARDIM	MA	148,34	744,80	R$	127.791,25
2161	RUA GENÉSIO CARVALHO	S/Nº	CENTRO	ESPERANTINÓPOLIS	MA	148,34	760,00	R$	126.043,08
2162	RUA CEL. EMIDIO VÉRAS	S/Nº	CENTRO	ARAIOSES	MA	72,50	4.440,00	R$	176.740,02
2164	BR 135	0		DOM PEDRO	MA	124,95	3.250,80	R$	113.980,71
2166	PRAÇA SÃO BENEDITO	S/Nº	Centro	SÃO BENTO	MA	110,91	2.414,00	R$	174.467,40
2167	RUA MAGALHÃES DE ALMEIDA	S/Nº	CENTRO	LUIZ DOMINGUES	MA	60,45	272,00	R$	65.731,20
2168	RUA 7 DE SETEMBRO	S/Nº	CENTRO DO CELESTINO	SANTA LUZIA	MA	111,95	619,75	R$	249.988,36
2169	RUA JOÃO LISBOA	S/N	SÃO PEDRO	CODÓ	MA	94,26	5.772,00	R$	115.728,88
2171	RUA DR PAULO RAMOS	S/Nº	CENTRO	SANTA HELENA	MA	86,86	616,32	R$	131.986,86
2173	RUA DA PAZ	S/Nº	CENTRO	LAGO DO JUNCO	MA	89,07	129,30	R$	52.270,29
2175	AV. ANTONIA DE FREITAS	S/Nº	CENTRO	LAGO DOS RODRIGUES	MA	40,15	320,00	R$	43.879,08
2179	AV. PIAUÍ	S/Nº	CENTRO	SÃO JOÃO DO PARAÍSO	MA	72,00	800,00	R$	90.205,59
2180	RUA 15 DE NOVEMBRO	S/Nº	CENTRO	FORTUNA	MA	65,24	504,00	R$	93.876,75
2181	RUA NOVA	S/Nº		SÃO JOÃO BATISTA	MA	65,24	715,00	R$	56.465,90
2183	RUA BARÃO DE TROMAÍ	S/Nº	CENTRO	CÂNDIDO MENDES	MA	61,77	4.032,00	R$	164.328,01
2187	RUA FERNANDO FERRARI	116	CENTRO	OLHO D´ÁGUA DAS CUNHÃS	MA	65,24	910,23	R$	77.618,76
2188	RUA DESEMBARGADOR SARNEY	S/Nº	CENTRO	PAULO RAMOS	MA	65,24	600,00	R$	114.679,97
2189	RUA 2 DE NOVEMBRO	S/Nº	CENTRO	PENALVA	MA	65,24	460,36	R$	79.192,12
2190	AV. PRES. KENNEDY	S/Nº	CENTRO	POÇÃO DE PEDRAS	MA	65,24	768,00	R$	81.289,92
2191	AV. SÃO SEBASTIÃO	S/Nº	CENTRO	URBANO SANTOS	MA	70,59	547,20	R$	80.241,02
2195	RUA BENEDITO ROMÃO DE SOUZA	S/Nº	CUSTODIO LIMA	MAGALHÃES DE ALMEIDA	MA	65,24	540,00	R$	73.947,61
2200	RUA QUINZE S/Nº (REPETIDORA)	0	ALTAMIRA	BARRA DO CORDA	MA	61,77	7.840,00	R$	311.174,32
2203	AV. 15 DE NOVEMBRO	S/Nº	CENTRO	CIDELÂNDIA	MA	40,15	4.849,00	R$	140.727,71
2204	MORRO DO PERITORÓ	0	PERITORÓ	PERITORÓ	MA	52,55	2.500,00	R$	14.859,45
2207	RUA TOMÉ DE SOUZA	S/Nº	CENTRO	ZÉ DOCA	MA	74,62	3.379,90	R$	122.896,37
2209	RUA MASSALA CARNEIRO	S/Nº	CENTRO	SUCUPIRA DO NORTE	MA	51,37	4.790,63	R$	72.549,07
2210	MORRO DA REPETIDORA	0		SÍTIO NOVO	MA	49,99	4.200,00	R$	67.654,19
2211	MORRO DAS AGUIDAS	S/Nº	MORRO DAS AGUIDAS	SÃO JOÃO DOS PATOS	MA	48,92	3.750,00	R$	76.220,23
2213	SEDE DO MUNICÍPIO	0		CANTANHEDE	MA	40,15	2.460,00	R$	36.187,13
2214	AV. ANTONIO RIBEIRO	S/Nº	CENTRO	PIRAPEMAS	MA	40,15	450,00	R$	60.836,33
2215	TRAV. FERDINAN B.	S/Nº		SANTA RITA	MA	40,15	456,00	R$	31.467,07
2216	AV. MUNDICO MORAES	S/Nº	CENTRO	MATÕES	MA	47,32	300,46	R$	26.222,56
2219	RUA 7 DE SETEMBRO	S/Nº	CENTRO	VITORINO FREIRE	MA	40,15	693,03	R$	110.834,00
2222	RUA ZUZA REIS	S/Nº	CENTRO	BARREIRINHAS	MA	56,15	1.291,26	R$	130.063,87
2223	RUA DA INDEPENDÊNCIA	S/Nº	CENTRO	BEQUIMÃO	MA	40,15	502,35	R$	69.577,18
2224	MORRO SANTO ANTONIO	S/Nº	CENTRO	BREJO	MA	59,00	3.765,30	R$	141.077,35

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	29/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
2225	Gitirina	s/n	Gitirina	BURITI BRAVO	MA	40,15	4.253,13	R$	137.930,64
2226	RUA SÃO JOSÉ	S/Nº	CENTRO	CAMPESTRE DO MARANHÃO	MA	40,15	450,08	R$	116.253,33
2228	RUA DA TELMA S/Nº	0	TORRE EMBRATEL	GOV. NUNES FREIRE	MA	40,15	700,00	R$	39.333,83
2229	PRAÇA TIRADENTES	S/Nº	CENTRO	GOVERNADOR ARCHER	MA	40,15	243,61	R$	85.485,53
2230	RUA SÃO FRANCISCO	S/Nº	CENTRO	GRAÇA ARANHA	MA	40,15	709,81	R$	79.192,12
2232	RUA DR. PAULO RAMOS	S/Nº	CENTRAL	MORROS	MA	65,24	356,83	R$	76.220,23
2233	MORRO DA REPETIDORA	S/Nº		PARAIBANO	MA	40,15	3.203,55	R$	103.841,32
2234	RUA DO SOL S/Nº	0	CENTRO	PASSAGEM FRANCA	MA	40,15	903,00	R$	93.177,48
2235	RUA DA SAÚDE	S/Nº	CENTRO	PASTOS BONS	MA	65,24	980,00	R$	79.716,57
2236	PRAÇA SANTO ANTONIO	90	CENTRO	PRESIDENTE JUSCELINO	MA	40,15	258,30	R$	26.921,82
2237	AV. PIO XII	S/Nº	CENTRO	PRIMEIRA CRUZ	MA	40,15	548,96	R$	80.765,47
2238	AV. DUQUE DE CAXIAS	S/Nº	CENTRO	SAMBAÍBA	MA	40,15	4.697,83	R$	88.981,87
2239	Morro da Repetidora	s/nº		SÃO BENEDITO DO RIO PRETO	MA	40,15	2.345,50	R$	58.214,07
2242	ESTRADA MUNICIPAL	0	CAMPO	MATÕES	MA	29,98	1.943,67	R$	46.501,33
2245	RUA ANTÔNIO DE MELO TÁVORA	S/N.º	CENTRO	FERNANDO FALCÃO	MA	10,56	2.101,00	R$	61.360,78
2247	RUA SANTOS DUMONT	S/Nº	CENTRO	AÇAILÂNDIA	MA	203,79	2.735,00	R$	664.304,73
2253	RUA REGINO RODRIGUES DE PAULA	S/Nº	CENTRO	ANAJATUBA	MA	65,24	370,86	R$	59.787,43
2255	TRAV. DO COQUEIRO	S/Nº	CABECEIRAS	APICUM AÇÚ	MA	28,09	360,00	R$	9.090,49
2258	RUA PRINCIPAL (Vizinho à Unidade Integrada Tia Dedé)	S/Nº	POV. CANÁRIAS	ARAIOSES	MA			R$	43.179,81
2259	RUA BARÃO DE GRAJAÚ ESQ. RUA DA ASSEMBLÉIA, S/N	0	CENTRO	ARAME	MA	9,00	112,50	R$	55.242,18
2260	RUA DA CERCA, LOTE 01,SETOR 02, QUADRA	0	MORRO DA REPETIDORA	ARAME	MA	40,15	169,65	R$	73.423,15
2268	GERAIS DE BALSAS, ESTR. IMPRATIC - FAZ, SENHO	, 0		BALSAS	MA	70,33	3.526,89	R$	83.212,91
2269	PRAÇA PIO XII	S/Nº	CENTRO	BALSAS	MA	213,72	1.338,02	R$	323.411,51
2272	RUA SÃO PEDRO	S/Nº	POV. ALDEIA	BALSAS	MA	9,00	360,00	R$	37.410,85
2275	RUA DA IGREJA	S/Nº	CAJAZEIRAS	BARRA DO CORDA	MA	9,00	250,00	R$	33.564,87
2283	RUA TANCREDO NEVES	S/Nº	CENTRO	BURITICUPU	MA	9,00	360,00	R$	184.082,34
2284	RUA SÃO JOSÉ	S/Nº	POV. BURITIZINHO	BURITICUPÚ	MA	9,00	360,00	R$	11.887,56
2290	RUA DO SAPO	S/N.º	POV. LIVRAMENTO	CARUTAPERA	MA	9,00	360,00	R$	22.901,03
2291	RUA PRINCIPAL	S/Nº	POV. SÃO LOURENÇO	CARUTAPERA	MA			R$	19.579,51
2298	RUA DO COMÉRCIO	S/N.º	CENTRO	CENTRO NOVO DO MARANHÃO	MA	9,00	300,00	R$	12.586,83
2301	RUA SETE DE SETEMBRO	S/Nº	CENTRO	CODÓ	MA	268,03	2.492,10	R$	233.380,74
2304	MORRO DO MACHADO (DESATIVADO)	0		COROATÁ	MA	52,52	1.800,00	R$	64.157,85
2306	ILHA DE MAIAÚ	S/N	POV. BATE VENTO	CURURUPU	MA	9,00	375,00	R$	20.453,59
2307	PRAÇA MANOEL ANTONIO DE SOUSA	S/Nº	POVOADO DE GUAJERUTIUA	CURURUPU	MA	9,00	360,00	R$	22.026,95
2308	RUA PROJETADA	S/Nº	POV. SÃO LUCAS	CURURUPU	MA	9,00	360,00	R$	23.775,12
2309	RUA DA CAEMA	S/Nº	POV. DE TRIÂNGULO	DOM PEDRO	MA			R$	34.438,96
2310	RUA NOVA	S/Nº	POV. CENTRO DO PRIMO	DOM PEDRO	MA	9,00	360,00	R$	34.438,96
2311	Rua Principal	s/n	POV. SANTA VITÓRIA	DOM PEDRO	MA			R$	36.536,76
2312	AV. TANCREDO NEVES	S/N	CENTRO	ESTREITO	MA	73,60	750,00	R$	290.196,28
2313	RUA PRINCIPAL	S/Nº	POV. LEANDRO	FERNANDO FALCÃO	MA	9,00	360,00	R$	38.110,11
2315	RUA TRANCREDO NEVES	0	CENTRO	FORMOSA DA SERRA NEGRA	MA	65,24	420,00	R$	105.939,12
2317	RUA DEPUTADO JOÃO JORGE FILHO	S/Nº	AURIZONA	GODOFREDO VIANA	MA	39,31	145,79	R$	55.242,18
2318	BR DE D. PEDRO E GONÇALVES DIAS (5 KM ANTES DE G.D.)	S/Nº	POV. CENTRO DO ROSA	GOVERNADOR ARCHER	MA	9,00	360,00	R$	12.761,64
2320	RUA PRINCIPAL	S/Nº	LAGOA DA CRUZ	GONÇALVES DIAS	MA	9,00	360,00	R$	8.740,85
2321	RUA PRINCIPAL	S/Nº	OLHO D’ÁGUA SECO	GONÇALVES DIAS	MA	9,00	301,79	R$	26.921,82
2322	RUA PRINCIPAL	S/Nº	POV. RUI BARBOSA	GONÇALVES DIAS	MA	9,00	349,32	R$	39.333,83
2323	RUA PRINCIPAL	S/Nº	POV. JAPÃOZINHO	GONÇALVES DIAS	MA			R$	8.041,58
2324	AV. PRINCIPAL	S/Nº	POV. DESCONSOLO	GOV. EUGÊNIO BARROS	MA	9,00	390,02	R$	27.795,91

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	30/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
2326	RUA DO COMÉRCIO	S/Nº	POV. CACIMBÃO	GOV. EUGÊNIO BARROS	MA			R$	34.264,14
2327	RUA PRINCIPAL	S/Nº	POV. CANAÃ	GOV. EUGÊNIO BARROS	MA	9,00	360,00	R$	35.487,86
2328	RUA DA PIÇARRA	S/Nº	POV. SOCORRO	GOV. EUGÊNIO BARROS	MA			R$	63.458,58
2330	RUA DO COMÉRCIO	S/Nº	POV. AGRICOLANDIA	GOV. EUGÊNIO BARROS	MA	9,00	200,00	R$	34.788,59
2331	RUA NOVA	S/Nº	POV. SANTA ROSA	GOV. EUGÊNIO BARROS	MA			R$	9.090,49
2332	RUA PRINCIPAL	S/Nº	POV. MONTEVIDÉU	GOV. EUGÊNIO BARROS	MA			R$	35.662,67
2335	RUA DAS TORRES (MORRO DA TRIZIDELA)	S/Nº	SÍTIO	GRAJAÚ	MA	9,00	360,00	R$	111.183,63
2338	Rua da Praça Luís Domingues	s/nº	POVOADO MAÇARICÓ	GUIMARÃES	MA	9,00	360,00	R$	21.327,68
2339	RUA 03	S/Nº	POVOADO GENIPAUBA	GUIMARÃES	MA	9,00	360,00	R$	10.314,21
2341	RUA LEONCIO RODRIGUES	S/Nº	RAMPA	HUMBERTO DE CAMPOS	MA	9,00	360,00	R$	43.179,81
2342	RUA 1º DE MAIO	S/Nº	ITAPERA	ICATU	MA	9,00	360,00	R$	37.236,03
2343	RUA GRANDE	S/Nº	SANTA CLARA	HUMBERTO DE CAMPOS	MA	9,00	360,00	R$	45.976,88
2344	MARIANO COSTA	S/Nº	Centro	IGARAPÉ GRANDE	MA	40,15	777,00	R$	81.989,19
2346	AV. DAS CONTELAÇÕES	S/Nº		IMPERATRIZ	MA	540,00	3.214,20	R$	1.817.666,00
2349	SITUADO EM O (3ª) TERCEIRO DISTRITO NA BR-316	0	AREIA	BACABAL	MA	91,00	2.500,00	R$	247.366,10
2352	AV. DEP. JOSÉ ANSELMO	0	Centro	JATOBÁ	MA	9,00	360,00	R$	56.640,72
2353	AV. IMPERATRIZ	s/n	Centro	JOÃO LISBOA	MA			R$	76.569,86
2359	RUA DO COMÉRCIO - CENTRO	766	SÃO JOÃO DA MATA	LAGO DOS RODRIGUES	MA	9,00	360,00	R$	35.837,49
2364	PRAÇA WILSON DO EGITO COELHO	S/Nº	BURITIRANA	LORETO	MA	14,00	333,19	R$	52.095,48
2366	BR 135	0		MATÕES DO NORTE	MA			R$	10.838,66
2368	ROD. MA 006	104	POV. GURUTIL	MIRINZAL	MA	9,00	360,00	R$	11.363,11
2371	NO KM-33 DA MA-280	S/Nº	MA 280	MONTES ALTOS	MA			R$	40.557,55
2373	RUA PRINCIPAL	S/Nº	GAMELEIRA	OLINDA NOVA	MA	9,00	360,00	R$	4.545,24
2376	Av. 1	s/n	POV. VARZINHA DOS BAREIROS	PARAIBANO	MA	9,00	360,00	R$	25.348,47
2377	RUA SANTO ANTÔNIO	S/Nº	Centro	PARAIBANO	MA	9,00	360,00	R$	23.775,12
2379	RUA PRINCIPAL	S/Nº	POV. SANTA FÉ	PASTOS BONS	MA	9,00	360,00	R$	37.410,85
2381	EST. PARAÍSO	S/N	POV. PARAÍSO	PINHEIRO	MA	9,00	687,00	R$	36.361,94
2382	RUA PRINCIPAL	S/Nº	BARRACA DE SANTA SOFIA	PINHEIRO	MA			R$	24.824,02
2384	RUA PRINCIPAL	S/Nº	BOM VIVER	PINHEIRO	MA	9,00	360,00	R$	9.265,30
2388	RUA DR. CLODOMIR PAZ	S/Nº	REMANSO	PORTO RICO	MA	9,00	360,00	R$	23.775,12
2389	AV. CASTELO BRANCO	135	CENTRO	PORTO RICO	MA	9,00	360,00	R$	24.649,20
2391	RUA DO CAMPO	S/Nº	SANTANINHA	PORTO RICO	MA	9,00	360,00	R$	11.363,11
2394	AV. PADRE LUIS RISSO	S/Nº		PRESIDENTE SARNEY	MA	14,00	208,73	R$	30.418,16
2395	PRAÇA AUGUSTINHO BARBOSA	S/Nº	POV. CAETÉS	PRIMEIRA CRUZ	MA			R$	43.179,81
2397	RUA DA PONTE	S/Nº	POV. AREINHAS	PRIMEIRA CRUZ	MA	9,00	360,00	R$	43.179,81
2398	TRAVESSA ONZE DE SETEMBRO	S/Nº	ALTO BONITO	RIACHÃO	MA	9,00	360,00	R$	14.160,18
2402	RUA GRANDE	S/Nº	POV. SÃO MIGUEL	ROSÁRIO	MA	9,00	352,92	R$	7.342,32
2403	EM FRENTE AO CONJUNTO COHAB “JOÃO AGRIPINO”	S/Nº	COHAB-ROSÁRIO	ROSÁRIO	MA	61,77	4.554,00	R$	213.976,05
2404	RUA DO SOL	S/Nº	POV. SÃO SIMÃO	ROSÁRIO	MA	9,00	380,16	R$	7.866,77
2405	RUA PRINCIPAL	S/Nº	POV. ITAMIRIM	ROSÁRIO	MA	9,00	314,39	R$	9.614,94
2408	RUA ANTÔNIO WEBA	S/Nº	POV. QUEIMADAS	SANTA HELENA	MA	9,00	312,00	R$	9.964,57
2410	RUA GRANDE	S/Nº	BARRO VERMELHO	SANTA INÊS	MA			R$	27.795,91
2412	BR 222 - 21,8 KM DO SANTO ONOFRE	0	POV. FERRO VELHO	SANTA LUZIA	MA	9,00	360,00	R$	38.809,38
2418	RUA GRANDE	S/Nº	POV. MATA DOS FERNANDES	SANTA QUITÉRIA DO MARANHÃO	MA			R$	10.139,39
2419	RUA GRANDE	S/Nº	PEDREIRA	SANTA RITA	MA			R$	9.440,12
2420	BR 135	S/Nº	AREIAS	SANTA RITA	MA	9,00	360,00	R$	10.489,02
2422	RUA DA MATRIZ	S/Nº	CENTRO	SÃO ANTÔNIO DOS LOPES	MA			R$	65.206,75
2424	BR 230	S/N	CENTRO	SÃO DOMINGOS DO AZEITÃO	MA	14,00	2.121,70	R$	13.985,36

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	31/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
2425	BR 230	S/N	POV. SANTA TEREZA	SÃO DOMINGOS DO AZEITÃO	MA			R$	54.368,10
2427	RUA PRINCIPAL	S/Nº	LAGOA NOVA	SÃO DOMINGOS DO MARANHÃO	MA	9,00	360,00	R$	20.103,96
2429	RUA DAS FLORES	S/Nº	CENTRO	SÃO FÉLIX DE BALSAS	MA	40,15	384,00	R$	74.297,24
2430	AV. GETÚLIO VARGAS	S/Nº	CENTRO	SÃO FRANCISCO DO BREJÃO	MA			R$	17.831,34
2431	PONTO A AO B P/ O OESTE	0	POV. SANTA LUZIA	SÃO JOSÉ DOS BASÍLIOS	MA			R$	7.691,95
2432	PONTO A AO B P/ O SUL	0	POV. MORADA NOVA	SÃO JOSÉ DOS BASÍLIOS	MA			R$	24.824,02
2433	RUA MAGALHÃES DE ALMEIDA	S/Nº	URBANO	SÃO JOSÉ DOS BASÍLIOS	MA			R$	39.683,47
2444	RUA 1º DE JANEIRO	LOTES 33 E 34	MONTE CASTELO	SÃO LUIS	MA	240,00	300,00	R$	94.576,02
2448	RUA OSWALDO CRUZ	1084	CENTRO	SÃO LUIS	MA	—	48,00	R$	7.342,32
2449	RUA OSWALDO CRUZ	1120	CENTRO	SÃO LUIS	MA	—	54,00	R$	10.663,84
2453	MARGEM DIREITA MA-247 KM 12	S/Nº	NOVA VIDA	SÃO LUIS GONZAGA	MA	9,00	360,00	R$	12.761,64
2455	AV. SENADOR JOSÉ SARNEY	S/Nº	CENTRO	SENADOR ALEXANDRE COSTA	MA	9,00	231,00	R$	51.745,84
2456	AV. REI DE FRANÇA	S/Nº	CENTRO	SENADOR LA ROCQUE	MA	65,24	600,60	R$	26.397,37
2458	POVOADO VÁRZEA	S/Nº	POV. VÁRZEA	SUCUPIRA DO NORTE	MA			R$	19.754,32
2459	LARGO AURELIANO	S/Nº		SUCUPIRA DO RIACHÃO	MA	14,00	226,00	R$	29.019,63
2461	AV. GETÚLIO VARGAS	S/Nº		TIMON	MA	290,00	3.696,00	R$	250.687,63
2462	BR-010 LIMITES DO NORTE COM A EMBRATEL (EST. REI. DE ESTREITO)	0	POV. AGUIARNÓPOLIS	TOCANTINÓPOLIS	TO			R$	32.690,79
2474	RUA PROJETADA	S/Nº	POV. CANARINHO	TURIAÇU	MA	9,00	360,00	R$	19.229,87
2477	RUA JOÃO MANOEL PEREIRA	S/Nº	POV. PORTO SANTO	TURIAÇÚ	MA	9,00	360,00	R$	23.775,12
2478	RUA GRANDE	S/Nº	POV. SABABÁ	TURIAÇÚ	MA	9,00	360,00	R$	33.040,42
2479	RUA DA TELEMAR	S/Nº	POV. ANTÔNIO DINO	TURIAÇÚ	MA	9,00	360,00	R$	20.978,04
2480	RUA PROJETADA	S/Nº	POV. SANTA BÁRBARA	TURIAÇÚ	MA	9,00	360,00	R$	22.026,95
2482	RUA DO MERCADO	S/Nº	COLÔNIA DE SANTA AMÉLIA	TURIAÇÚ	MA	9,00	360,00	R$	25.698,10
2483	RUA PRINCIPAL	S/Nº	POV. FORTALEZA DE NAZARÉ	TURIAÇÚ	MA			R$	23.425,48
2484	RUA PROJETADA	S/Nº	POV. CUNHA CUEMA	TURIAÇÚ	MA	9,00	360,00	R$	22.726,21
2487	MA 106	km 147	POV. BACABEIRA	TURILÂNDIA	MA			R$	11.712,74
2489	MORRO DA REPETIDORA	S/Nº		VARGEM GRANDE	MA	69,62	4.200,00	R$	43.004,99
2491	RUA GRANDE	S/Nº	POV. DE EBENÉSIA	ZÉ DOCA	MA	9,00	360,00	R$	32.341,15
2492	RUA A SER DEFINIDA *	S/Nº	CANJICAS	ITATIAIUÇU	MG			R$	55.067,37
2493	FAZENDA AÇUCENA	S/Nº	RURAL	CARLOS CHAGAS	MG	76,00	900,00	R$	65.906,02
2494	RUA ITAMAR SOARES DE OLIVEIRA	S/Nº	CASCATINHA	JUIZ DE FORA	MG	110,00	450,00	R$	388.093,82
2495	RUA I *	350	CENTRO	POUSO ALEGRE	MG	100,00	2.286,00	R$	209.081,17
2496	RODOVIA 381 FERNÃO DIAS - KM - 699 *	S/Nº	DISTRITO INDUSTRIAL	TRÊS CORAÇÕES	MG	153,00	535,00	R$	118.700,77
2497	AV. GOVERNADOR VALADARES *	903	URBANO	UBÁ	MG	2.280,00	570,00	R$	1.097.850,97
2498	RUA CARMO DO PARANAÍBA	200	ITAPOÃ	BELO HORIZONTE	MG	168,00	360,00	R$	223.241,35
2499	RUA ANDRELÂNDIA	275	DOM BOSCO	BELO HORIZONTE	MG			R$	173.068,86
2500	RUA CINCO	75	KENNEDY	CONTAGEM	MG	167,00	360,00	R$	140.028,44
2501	RUA GILDA MARIA DA SILVA	58	ELDORADO	CONTAGEM	MG	153,00	450,00	R$	354.878,58
2502	RUA MARCO AURÉLIO DE MIRANDA *	269	BURITIS	BELO HORIZONTE	MG	153,00	622,00	R$	259.078,84
2503	RUA QUINTINO BOCAIUVA - 1ª Seção *	225	NACIONAL	CONTAGEM	MG	110,00	360,00	R$	121.847,47
2504	FAZENDA SÃO MATEUS *	S/Nº	ZONA RURAL	ITAMBACURI	MG	44,00	860,00	R$	60.836,33
2505	RUA CAPITÃO EDUARDO CARNEIRO *	245	URBANO	BUENO BRANDÃO	MG	3,00	—	R$	88.107,79
2506	RUA ESPÍRITO SANTO *	S/Nº	AMAZONAS	ITABIRA	MG	153,00	365,00	R$	118.875,58
2507	MORRO PRÓXIMO DA LOCALIDADE / SÍTIO BICAS DO MEIO *	S/Nº	ZONA RURAL	WENCESLAU BRAZ	MG	22,00	225,00	R$	39.858,28
2508	RUA FRANKLIN PROCOPIO *	S/Nº	CENTRO	RIO NOVO	MG	40,00	581,00	R$	112.407,35
2509	RUA PROFESSOR RAIMUNDO CORREA *	64	JOANA D’ARC	LAGOA SANTA	MG	153,00	600,00	R$	195.270,63
2510	AV. AMAZONAS *	33	SÃO GERALDO	ARAXÁ	MG	153,00	300,00	R$	150.517,47
2511	RUA ARGENITA *	115	SANTO ANTÔNIO	ARAXÁ	MG	153,00	1.172,00	R$	227.087,33

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	32/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
2512	PRAÇA PRESIDENTE VARGAS *	22	CENTRO	SERRO	MG	120,00	452,00	R$	283.203,60
2513	RUA PEDRO BICALHO *	S/Nº	CARNEIRINHOS	JOÃO MONLEVADE	MG	193,00	360,00	R$	217.822,02
2515	FAZENDA SÃO GONÇALO *	S/Nº	RURAL	ARAÇUAÍ	MG	44,00	900,00	R$	84.961,08
2516	ESTAÇÃO DE RÁDIO *	S/Nº	LAGE/BARRO BRANCO/CEDRO	BARRA LONGA	MG	3,00	900,00	R$	63.633,40
2517	RUA JOSE LEONDE FILHO *	36	CENTRO	MATUTINA	MG	35,00	123,00	R$	41.256,82
2518	RUA ADOLFO SIQUEIRA	S/Nº	CENTRO	CONSELHEIRO LAFAIETE	MG	193,00	364,00	R$	451.027,95
2519	RUA HONORINA BAETA	63	CENTRO	CONSELHEIRO LAFAIETE	MG	193,00	560,00	R$	319.915,17
2520	RUA MANOEL GONCALVES *	S/Nº	VILA TAVARES	ITAUNA	MG	110,00	300,00	R$	100.344,98
2521	RUA CAPITAO JOAO RENNO *	78	CENTRO	ITAJUBÁ	MG	110,00	222,00	R$	117.302,23
2522	RUA DEPUTADO EUCLÍDES PEREIRA CINTRA *	252	AVENIDA	ITAJUBÁ	MG	154,00	300,00	R$	186.529,78
2523	RUA NELSON VIANA *	2734	NOSSA SRA DE FATIMA	ITAJUBÁ	MG	154,00	288,00	R$	152.090,82
2525	AV. NESTLÉ *	363	JARDIM SANTA TEREZA	TRÊS CORAÇÕES	MG	168,00	324,00	R$	155.761,98
2526	AV. BRASIL *	60	JARDIM AMÉRICA	TRÊS CORAÇÕES	MG	168,00	450,00	R$	161.530,94
2527	RUA DESEMB.VIOTTI DE MAGALHÃES *	191	SANTA ROSA	BELO HORIZONTE	MG	153,00	389,00	R$	176.040,75
2528	RUA ALVARES MACIEL *	431	SANTA EFIGENIA	BELO HORIZONTE	MG	960,00	351,00	R$	636.334,00
2529	RUA ADONIAS FILHO *	154	SANTA MARIA	BELO HORIZONTE	MG	179,00	385,00	R$	220.269,46
2530	RUA DOS PESSEGUEIROS	S/Nº	VILA CLORIS	BELO HORIZONTE	MG	153,00	360,00	R$	217.472,39
2531	RUA DR. MARIANO DE OLIVEIRA	151	PARQUE NOVO PROGRESSO/RESSACA	CONTAGEM	MG	110,00	300,00	R$	113.980,71
2532	PRAÇA JOSÉ DE MAGALHÃES *	S/Nº	BOA VISTA	BELO HORIZONTE	MG	153,00	550,00	R$	225.863,61
2533	RUA FRANCISCO SAMUEL *	110	URBANO	SANTA MARIA DE ITABIRA	MG	110,00	398,00	R$	119.749,67
2534	RUA OLAVO BILAC - HENRIQUE NERI *	902	CANAAN	SETE LAGOAS	MG	153,00	499,00	R$	252.435,80
2535	RUA EQUADOR *	328	CENTENÁRIO	SETE LAGOAS	MG	193,00	385,00	R$	165.376,91
2536	AV. JOSÉ ANTÔNIO SOALHEIRO *	126	BOA VISTA	SETE LAGOAS	MG	189,00	407,00	R$	183.907,52
2537	AV. ACESITA *	3836	CENTRO	TIMÓTEO	MG	252,00	276,00	R$	193.697,27
2538	AV. MAGALHÃES PINTO *	S/Nº	SENADOR MELO VIANA	CORONEL FABRICIANO	MG	110,00	369,00	R$	227.436,96
2539	AV. JAPÃO *	321	CARIRU	IPATINGA	MG	196,00	384,00	R$	154.188,62
2540	AV. SELIM JOSÉ SALES *	807	CANAA	IPATINGA	MG	162,00	360,00	R$	239.499,34
2541	RUA PRESIDENTE KENNEDY *	437	NOSSA SENHORA DO CARMO	SETE LAGOAS	MG	153,00	343,00	R$	160.656,85
2542	RUA GRACILIANO RAMOS *	576	ESTAÇÃO CIDADE NOBRE	IPATINGA	MG	155,00	360,00	R$	217.647,21
2543	ALAMEDA DAS AMENDOEIRAS *	135	OURO VELHO MANSÕES	NOVA LIMA	MG	164,00	465,00	R$	220.619,10
2544	RUA SALVADOR *	S/Nº	INDAIA	TEÓFILO OTONI	MG	3,00	300,00	R$	21.502,50
2545	MORRO DA REPETIDORA DE TV *	S/Nº	RURAL	TARUMIRIM	MG	41,00	875,00	R$	49.473,22
2546	MORRO DO CEMITÉRIO	S/Nº	RURAL	TUIUTINGA	MG	3,00	101,00	R$	18.705,42
2547	RUA DO GRUPO ESCOLAR	S/Nº	DISTRITO CRUZEIRO	GUIRICEMA	MG	3,00	225,00	R$	16.782,44
2548	MORRO PRÓXIMO DA LOCALIDADE *	S/Nº	RURAL	DOM SILVÉRIO	MG	26,00	225,00	R$	69.577,18
2549	RUA GOIAS *	41	CENTRO	BELO HORIZONTE	MG	4.393,00	915,00	R$	6.631.054,43
2550	RUA BERNARDO GUIMARÃES *	2258	LOURDES	BELO HORIZONTE	MG	1.496,00	1.200,00	R$	2.429.956,77
2551	AV. CARDEAL EUGENIO PASCELLI *	1052	CIDADE INDUSTRIAL	CONTAGEM	MG	2.858,15	3.560,00	R$	2.388.745,99
2553	RUA FORMIGA *	555	SÃO CRISTOVÃO	BELO HORIZONTE	MG	2.596,00	1.008,00	R$	1.925.355,37
2554	PRAÇA MILTON CAMPOS *	16	CRUZEIRO	BELO HORIZONTE	MG	12.702,74	4.052,00	R$	14.097.517,30
2556	RUA ITAMBÉ	200	FLORESTA	BELO HORIZONTE	MG	5.814,00	2.907,00	R$	6.745.052,88
2559	RUA JAPÃO *	74	BARROCA	BELO HORIZONTE	MG	2.275,00	1.200,00	R$	2.360.029,96
2560	RUA BARÃO DE COROMANDEL *	245	BARREIRO DE BAIXO	BELO HORIZONTE	MG			R$	155.587,16
2561	SERRA DO CURRAL *	S/Nº	RURAL	BELO HORIZONTE	MG	49,00	1.921,00	R$	475.502,33
2562	RUA POTOMAIO *	600	SAO GERALDO	BELO HORIZONTE	MG	165,00	420,00	R$	245.443,12
2563	AV. JOSÉ CÂNDIDO DA SILVEIRA *	2557	DOM JOAQUIM	BELO HORIZONTE	MG	110,00	408,00	R$	466.761,48
2564	RUA DOM JOAQUIM SILVERIO *	541	CORAÇÃO EUCARÍSTICO	BELO HORIZONTE	MG	126,00	480,00	R$	223.940,62
2565	AV. AFONSO PENA	1180	CENTRO	BELO HORIZONTE	MG	190,00	190,00	R$	2.440.959,01

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	33/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
2567	AV. ABÍLIO MACHADO *	3795	ALÍPIO DE MELO	BELO HORIZONTE	MG	140,00	360,00	R$	164.502,83
2568	RUA NOVA LIMA *	129	CARLOS PRATES	BELO HORIZONTE	MG	87,00	382,00	R$	212.227,88
2569	RUA RIO TIBRE *	437	RIACHO DAS PEDRAS	CONTAGEM	MG	134,00	360,00	R$	217.472,39
2570	RUA PAULO TIMOTEO NASCIMENTO *	S/Nº	SANTA CRUZ	BELO HORIZONTE	MG	64,00	—	R$	124.294,91
2572	RUA TAMOIOS *	311	CENTRO	BELO HORIZONTE	MG	16.893,00	1.764,00	R$	19.579.885,14
2575	AV. JOÃO CESAR DE OLIVEIRA *	3800	PARQUE BELO HORIZONTE INDUSTRIAL	CONTAGEM	MG	2.994,82	3.967,00	R$	3.654.911,89
2576	RUA SALINAS *	1639	SANTA TEREZA	BELO HORIZONTE	MG	4.453,00	5.848,00	R$	3.746.284,69
2577	AV. DOM PEDRO I I *	3110	URBANO	BELO HORIZONTE	MG	2.553,66	2.531,40	R$	5.221.302,70
2578	ALAMEDA DAS FALCATAS *	99	SÃO LUIZ	BELO HORIZONTE	MG	3.320,00	2.000,00	R$	2.623.704,61
2579	AV. AFONSO PENA	4001	SERRA	BELO HORIZONTE	MG	58.019,00	15.661,00	R$	127.804.436,92
2580	RUA COSTA RICA *	102	SION	BELO HORIZONTE	MG	229,00	360,00	R$	613.607,79
2581	RUA ANTÔNIO FALABELA / RUA IMPERIAL	421	SERRANO	BELO HORIZONTE	MG	91,00	360,00	R$	217.996,84
2582	RUA AMEDEE PERET *	393	CIDADE NOVA	BELO HORIZONTE	MG	116,00	360,00	R$	200.165,50
2583	RUA TENENTE BRITO MELO *	279	BARRO PRETO	BELO HORIZONTE	MG	397,00	531,00	R$	786.676,65
2584	RUA PERNAMBUCO *	607	SAVASSI	BELO HORIZONTE	MG	1.030,00	600,00	R$	1.323.364,95
2586	AV. PRUDENTE DE MORAIS *	1001	SANTO ANTONIO/ S.BENTO	BELO HORIZONTE	MG	2.485,00	784,00	R$	2.954.407,88
2587	RUA ORQUÍDEA *	65	NOVA GAMELEIRA	BELO HORIZONTE	MG	17,00	2.480,00	R$	499.976,72
2589	PRAÇA IGREJA SAO JOSE *	S/Nº	CENTRO	VILAS BOAS	MG	3,00	225,00	R$	25.523,29
2590	AV. JOSÉ OLINTO MEIRELES *	2400	BARREIRO DE CIMA	BELO HORIZONTE	MG	115,00	838,00	R$	255.582,50
2591	RUA AMÉRICO MARTINS *	997	FLORAMAR	BELO HORIZONTE	MG	79,00	1.000,00	R$	309.426,15
2592	RUA JOSE BENEVIDES DA SILVA	23	LETÍCIA/VENDA NOVA	BELO HORIZONTE	MG	124,00	360,00	R$	158.384,23
2593	RUA ERICO VERISSIMO *	2267	SANTA MÔNICA	BELO HORIZONTE	MG	164,00	360,00	R$	207.507,82
2594	ALTO DA SENHORINHA *	S/Nº	RURAL	SÃO MIGUEL DO ANTA	MG	12,00	558,00	R$	25.698,10
2595	RUA NOSSA SENHORA APARECIDA *	S/Nº	URBANO	ERVÁLIA	MG	12,00	300,00	R$	63.983,03
2597	MORRO PRÓXIMO DA LOCALIDADE/FAZ. SERRA VELHA	S/Nº	RURAL	CARANGOLA	MG	22,00	1.458,00	R$	32.865,60
2598	RUA 11 *	S/Nº	URBANO	SENADOR AMARAL	MG	11,00	300,00	R$	104.715,40
2599	RUA TIRADENTES *	25	CENTRO	ABADIA DOS DOURADOS	MG	38,00	190,00	R$	70.451,26
2600	TRAV. SANTANA *	36	CENTRO	ABRE CAMPO	MG	101,00	414,00	R$	215.899,04
2601	PRAÇA TIRADENTES *	S/Nº	CENTRO	AGUANIL	MG	38,00	250,00	R$	52.969,56
2602	PRAÇA MONSENHOR NAGEL *	69	CENTRO	AIURUOCA	MG	102,00	415,00	R$	190.725,38
2603	PRAÇA MANOEL MENDES DE CARVALHO *	166	URBANO	ALAGOA	MG	101,00	360,00	R$	117.302,23
2604	RUA DR. SOBRAL PINTO *	563	VILA LAROCA	ALÉM PARAÍBA	MG	722,00	1.895,00	R$	538.436,46
2605	RUA JOSÉ CONSTANTINO DA SILVEIRA *	66	CENTRO	ALFENAS	MG	928,00	1.933,00	R$	790.172,99
2606	RUA ANTÔNIO ANACLETO REZENDE *	146	URBANO	ALPINÓPOLIS	MG	79,00	308,00	R$	183.208,25
2607	PRAÇA BENEDITO VALADARES *	277	URBANO	ALTEROSA	MG	101,00	372,00	R$	135.832,84
2608	RUA DR. JOAO BATISTA VIANA *	55	URBANO	ALTO RIO DOCE	MG	101,00	549,00	R$	151.391,55
2609	LADEIRA DOS ITALIANOS *	S/Nº	RURAL	ALVINÓPOLIS	MG	66,00	450,00	R$	129.189,79
2610	MORRO DA REPETIDORA DE TV *	S/Nº	ZONA RURAL	ITAGUARA	MG	16,00	900,00	R$	43.879,08
2611	PRAÇA DR. JOÃO PINHEIRO *	101	URBANO	AMPARO DO SERRA	MG	101,00	552,00	R$	162.230,21
2612	AV. COSTA E SILVA *	49	CENTRO	LADAINHA	MG	45,00	360,00	R$	49.473,22
2613	AV. GETULIO VARGAS *	462	CENTRO	ANDRELÂNDIA	MG	234,00	860,00	R$	311.174,32
2614	RUA EUCLIDES ROCHA RIBEIRO *	32	URBANO	ANTÔNIO CARLOS	MG	101,00	381,00	R$	86.709,25
2615	RUA DR. AVELAR *	16	URBANO	ARAÇAÍ	MG	66,00	360,00	R$	65.381,57
2616	RUA OTACILIO CARVALHO *	54	URBANO	ARACITABA	MG	66,00	360,00	R$	99.820,53
2617	AV. DO CONTORNO LESTE *	S/Nº	URBANO	CARMO DE MINAS	MG	26,00	1.010,00	R$	33.739,69
2618	AV. TEODOLINO PEREIRA ARAUJO *	1243	CENTRO	ARAGUARI	MG	1.087,91	1.764,28	R$	2.027.877,60
2619	GRUTA DO IPE *	S/Nº	ZONA RURAL	LIMA DUARTE	MG	30,00	865,00	R$	90.555,22
2620	MORRO PRÓXIMO DA LOCALIDADE	S/Nº	ZONA RURAL	MERCES	MG	37,00	914,00	R$	52.794,74

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	34/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
2621	RUA FRANCISCO CAETANO *	101	URBANO	ARANTINA	MG	101,00	360,00	R$	174.642,22
2622	FAZENDA SÃO MATEUS *	S/Nº	ZONA RURAL	RECREIO	MG	26,00	899,00	R$	36.187,13
2623	AV. GETULIO VARGAS *	373	CENTRO	ARAXÁ	MG	1.086,00	1.679,00	R$	2.010.395,89
2624	RUA CEL. LUCAS MAGALHÃES *	693	URBANO	ARCEBURGO	MG	116,00	307,00	R$	148.594,48
2625	PRAÇA HENRIQUE VIEIRA *	127	URBANO	AREADO	MG	101,00	597,00	R$	269.218,23
2626	MORRO DA REPETIDORA DE TV *	S/Nº	ZONA RURAL	ABRE CAMPO	MG			R$	47.200,60
2627	RUA PREFEITO JOSÉ VIEIRA *	175	URBANO	ASTOLFO DUTRA	MG	129,00	149,00	R$	202.438,13
2628	RUA GOVERNADOR VALADARES *	190	URBANO	ATALÉIA	MG	66,00	340,00	R$	59.612,61
2629	FAZENDA LARDELO/AL.JAMAPARA *	S/Nº	RURAL	CARMO/SAPUCAIA	MG	113,00	2.250,00	R$	71.849,80
2631	AV. FRANCISCO LEMOS *	S/Nº	URBANO	CAMBUQUIRA	MG	44,00	2.488,00	R$	224.290,25
2632	PICO ANA MOURA	S/Nº	ZONA RURAL	JAGUARACU	MG	66,00	434,00	R$	65.206,75
2633	AV. GOVERNADOR VALADARES *	258	CENTRO	ARCOS	MG	386,00	1.070,00	R$	770.943,12
2634	RUA JEQUITINHONHA	417	CENTRO	ARAÇUAÍ	MG	281,00	1.800,00	R$	620.600,47
2635	RUA ARGEMIRO AGUILAR *	533	CENTRO	ALMENARA	MG	282,00	1.034,00	R$	386.345,65
2636	MORRO JARDIM DA COLINA *	S/Nº	JARDIM COLINA	ALFENAS	MG	67,00	1.200,00	R$	201.564,04
2637	PRAÇA DR. OMAR ANDRADE *	349	CENTRO	ABAETÉ	MG	380,00	1.479,00	R$	365.367,60
2638	SERRA DA BOCAINA *	S/Nº	RURAL	ARAXÁ	MG	84,00	1.500,00	R$	94.051,56
2639	MORRO PRÓXIMO DA LOCALIDADE *	S/Nº	RURAL	ALMENARA	MG	44,00	2.250,00	R$	37.236,03
2640	FAZENDA MATHEUS *	S/Nº	ZONA RURAL	ARAÇUAÍ	MG	44,00	2.500,00	R$	76.220,23
2641	MORRO PRÓXIMO DA LOCALIDADE	S/Nº	ZONA RURAL	ANDRADAS	MG	37,00	2.500,00	R$	71.674,98
2642	RUA QUIRINO GONÇALVES LOPES - CENTRO *	200	VILA SANTA CECILIA	ANDRADAS	MG	221,00	979,00	R$	426.553,56
2643	FAZENDA SÃO FRANCISCO *	S/Nº	RURAL	GRÃO MOGOL	MG	84,00	2.500,00	R$	83.212,91
2644	RUA TARCILIO GOMES DA COSTA *	93	CENTRO	BRUMADINHO	MG	110,00	290,00	R$	97.198,27
2645	CÓRREGO DA CHÁCARA /FAZENDA DA PRATA	S/Nº	RURAL	BOM DESPACHO	MG	98,00	3.600,00	R$	81.814,37
2647	MORRO PRÓXIMO DA LOCALIDADE *	S/Nº	FAZENDA DOS PATOS	DORES DO INDAIÁ	MG	44,00	2.456,00	R$	85.485,53
2648	MORRO DO CRISTAL *	S/Nº	RURAL	DIAMANTINA	MG	54,00	400,00	R$	51.920,66
2649	MORRO CASTELHANA DE BAIXO *	S/Nº	ZONA RURAL	MONTE CARMELO	MG	84,00	2.780,00	R$	84.436,63
2650	MORRO PRÓXIMO DA LOCALIDADE	S/Nº	ZONA	LUISBURGO	MG	3,00	225,00	R$	24.474,38
2651	FAZENDA CORAÇÃO DE JESUS *	S/Nº	RURAL	CAMPANHA	MG	114,00	2.500,00	R$	50.696,94
2652	AV. JANUARIA *	S/Nº	URBANO	BRASÍLIA DE MINAS	MG	84,00	2.500,00	R$	136.881,74
2653	RUA SANTO ANTONIO *	186	URBANO	BALDIM	MG	66,00	360,00	R$	67.829,01
2654	RUA CAPITÃO JOAQUIM ELIZ A. MAGALHÃES *	10	CENTRO	BAMBUÍ	MG	423,00	506,00	R$	261.875,92
2655	RUA CEL. JOSÉ GOMES GONÇALVES *	S/Nº	URBANO	BARÃO DE COCAIS	MG	110,00	723,00	R$	248.589,82
2656	PRAÇA PADRE CORREIA *	25	CENTRO	BARBACENA	MG	784,00	452,00	R$	394.954,95
2657	MORRO MONTE MARIO *	S/Nº	RURAL	BARBACENA	MG	84,00	2.652,00	R$	136.007,65
2658	PRAÇA CONDE PRADOS *	125	CENTRO	BARBACENA	MG	1.825,00	1.177,00	R$	1.468.463,09
2659	PICO DO CUME *	S/Nº	RURAL	BARÃO DE COCAIS	MG	89,00	1.080,00	R$	15.034,26
2660	RUA GETÚLIO ETRUSCO *	S/Nº	URBANO	BARRA LONGA	MG	11,00	108,00	R$	13.810,55
2661	AES FONTINHA	S/Nº	URBANO	BELO VALE	MG	3,00	81,00	R$	72.723,89
2662	RUA FRANCISCO FERREIRA FILHO *	70	URBANO	BARROSO	MG	286,00	935,00	R$	342.641,39
2663	RUA GUILHERME MACHADO *	155	CENTRO	BELA VISTA DE MINAS	MG	45,00	300,00	R$	30.592,98
2664	RUA GOVERNADOR VALADARES *	475	URBANO	BERTÓPOLIS	MG	66,00	360,00	R$	46.501,33
2666	RUA SENA MADUREIRA *	S/Nº	PONTILHÃO	BARBACENA	MG	153,00	360,00	R$	211.878,25
2667	RUA DIREITA *	S/Nº	URBANO	BITURI	MG	2,00	225,00	R$	27.271,46
2668	RUA DOS VOLUNTÁRIOS *	147	CENTRO	BOA ESPERANÇA	MG	110,00	1.287,00	R$	389.841,99
2669	PRAÇA CAÇULA *	20	CENTRO	BOCAINA DE MINAS	MG	101,00	360,00	R$	126.043,08
2670	AV. GOVERNADOR VALADARES *	85	CENTRO	BOM JARDIM DE MINAS	MG	101,00	360,00	R$	229.709,58
2671	PRAÇA PADRE DIONISIO *	53	URBANO	BOM JESUS DO GALHO	MG	101,00	360,00	R$	99.470,89

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	35/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
2672	AV. JOSÉ SILVA BRANDÃO *	313	URBANO	BOM REPOUSO	MG	101,00	360,00	R$	131.462,41
2673	RUA FELICIANO CANUTO *	82	URBANO	FELÍCIO DOS SANTOS	MG	24,00	252,00	R$	38.984,20
2674	RUA ARTUR BERNARDES *	23	URBANO	BORDA DA MATA	MG	65,00	222,00	R$	90.380,41
2675	RUA DR. GUILHERME BOLZAN *	497	CENTRO	BOTELHOS	MG	110,00	522,00	R$	300.685,30
2676	RUA TREZE DE MAIO *	165	CENTRO	BRASÍLIA DE MINAS	MG	307,00	470,00	R$	297.188,96
2677	PRAÇA SERRA LIMA *	612	CENTRO	GOVERNADOR VALADARES	MG	175,00	398,00	R$	617.104,13
2678	FAZENDA FORQUILHA *	S/Nº	RURAL	TRÊS MARIAS	MG	41,00	4.225,00	R$	65.031,94
2679	AV. CEL. FRANCISCO BRAZ *	316	URBANO	BRASÓPOLIS	MG	270,00	900,00	R$	330.404,19
2680	AV. BIANCO *	58	CENTRO	BICAS	MG	328,00	1.480,00	R$	323.411,51
2681	RUA DR. LEÃO ANTÔNIO DA SILVA *	249	GUARUJA	BETIM	MG	109,00	405,00	R$	146.147,04
2682	RUA WASHINGTON LUIZ - SANTA ANGELA *	73	CENTRO	BOM DESPACHO	MG	616,00	1.200,00	R$	653.815,71
2683	FAZENDA RIACHO DOS CARNEIROS *	S/Nº	RURAL	CAPITÃO ENÉIAS	MG	44,00	2.500,00	R$	74.297,24
2684	RUA SETE DE SETEMBRO *	176	CENTRO	CÁSSIA	MG	307,00	568,00	R$	298.937,13
2685	RUA FIRMINO DE OLIVEIRA *	45	CENTRO	BOCAIÚVA	MG	133,00	915,00	R$	286.699,94
2686	AV. DO CARMO *	S/Nº	CENTRO	CAMBUÍ	MG	282,00	656,00	R$	261.176,65
2687	RUA MAJOR AMÉRICO MASSOTE *	250	VILA ETNA	CAMPO BELO	MG	633,00	1.574,00	R$	671.297,41
2688	SERRA CANTAGALO *	S/Nº	RURAL	CAMPOS ALTOS	MG	84,00	2.500,00	R$	53.843,65
2689	RUA DA IGREJA MATRIZ	S/Nº	ÁGUA BRANCA	CAMBUÍ	MG			R$	316.418,83
2690	AV. MARECHAL DEODORO *	36	URBANO	CAMBUQUIRA	MG	263,00	1.069,00	R$	277.959,08
2691	RUA DR. NELSON DIAS AYRES *	47	CENTRO	CAMPANHA	MG	252,00	1.068,00	R$	316.418,83
2692	RUA DR. ANTONIO DE SOUZA MELLO *	385	URBANO	CABO VERDE	MG	110,00	695,00	R$	304.181,64
2693	AV. TRÊS *	68	URBANO	CACHOEIRA DOURADA	MG	66,00	250,00	R$	60.836,33
2694	PRAÇA DA BANDEIRA *	268	CENTRO	CACHOEIRA DE MINAS	MG	126,00	360,00	R$	183.732,70
2695	PRAÇA CIRINO PEREIRA DA ROCHA *	194	URBANO	CACHOEIRA DA PRATA	MG	129,00	740,00	R$	189.326,85
2696	RUA ANTONIO PINTO MASCARENHAS *	200	URBANO	CAETANÓPOLIS	MG	101,00	360,00	R$	113.456,26
2697	RUA ANTÔNIO SILVA *	144	URBANO	CAIANA	MG	66,00	300,00	R$	67.654,19
2698	RUA FLORENCIO DOMINGOS *	49	URBANO	CAMPANÁRIO	MG	66,00	360,00	R$	45.976,88
2699	RUA CÔNEGO VITOR *	S/Nº	URBANO	CAMPO DO MEIO	MG	26,00	200,00	R$	73.597,97
2700	AV. MANOEL FRANCISCO DE FREITAS *	99	URBANO	CAPUTIRA	MG	101,00	300,00	R$	142.126,25
2701	RUA JOÃO FERNANDES SANTIAGO *	S/Nº	URBANO	CAMPO BELO	MG	121,00	1.500,00	R$	209.255,99
2703	RUA DR. JUAREZ SOUZA CARMO	S/Nº	URBANO	CANAA	MG	6,00	400,00	R$	61.185,96
2704	SERRA DO LENHEIRO *	S/Nº	ZONA RURAL	SÃO JOÃO DEL REI	MG	37,00	900,00	R$	61.885,23
2705	RUA LOPES DE ASSIS *	74	URBANO	CAPELA NOVA	MG	101,00	420,00	R$	148.944,11
2706	RUA RIO BRANCO *	26	CENTRO	CAPELINHA	MG	66,00	867,00	R$	100.519,79
2708	RUA CEL. OSORIO *	453	CENTRO	CAPETINGA	MG	22,00	22,00	R$	151.391,55
2709	PRAÇA NSA. SRA. DA CONCEIÇÃO *	75	URBANO	CAPIM BRANCO	MG	66,00	360,00	R$	75.695,78
2710	RUA ALENCASTRO GUIMARÃES *	601	URBANO	CAPITÃO ENÉIAS	MG	66,00	777,00	R$	108.911,01
2711	RUA SÃO SEBASTIÃO *	101	CENTRO	CAPITÓLIO	MG	101,00	364,00	R$	181.984,53
2712	RUA JOSÉ VICENTE COIMBRA *	238	URBANO	CARAÍ	MG	66,00	360,00	R$	119.574,85
2713	PRAÇA BARÃO DE SANTA CECILIA *	26	CENTRO	CARANDAÍ	MG	18,00	384,00	R$	88.107,79
2714	RUA NICOLAU DE SOUZA PEREIRA *	247	CENTRO	CARANGOLA	MG	534,00	1.344,00	R$	534.940,12
2715	AV. CATARINA CIMINI *	264	CENTRO	CARATINGA	MG	1.715,00	1.015,00	R$	1.503.426,49
2716	PRAÇA JOSÉ PROCÓPIO JUNQUEIRA	S/Nº	CENTRO	CAREAÇU	MG	38,00	252,00	R$	78.842,48
2717	PRAÇA DA IGREJA MATRIZ	S/Nº	CARLOS ALVES	SÃO JOÃO NEPOMUCENO	MG	30,00	100,00	R$	16.957,25
2719	MORRO PRÓXIMO DA LOCALIDADE *	S/Nº	RURAL	CARMO DA MATA	MG	66,00	2.000,00	R$	65.906,02
2720	PRAÇA PROFESSOR BRITO *	S/Nº	URBANO	CARMO DE MINAS	MG	97,00	150,00	R$	99.470,89
2721	RUA CAMILO ACHCAR *	420	CENTRO	CARMO DO RIO CLARO	MG	117,00	250,00	R$	83.912,18
2722	RUA LUIZ ALVES *	249	CENTRO	CARMÓPOLIS DE MINAS	MG	91,00	—	R$	125.343,81

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	36/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
2723	RUA ESDRAS SALVADOR *	S/Nº	URBANO	CARVALHOS	MG	102,00	435,00	R$	116.078,51
2724	RUA JOÃO PINHEIRO *	53	CENTRO	[ILLEGIBLE]	MG	101,00	360,00	R$	95.275,28
2725	PRAÇA SANDOVAL DE AZEVEDO *	19	CENTRO	CATAGUASES	MG	638,00	1.480,00	R$	816.395,55
2727	MORRO PRÓXIMO DA REPETIDORA DE TV *	S/Nº	RURAL	CÁSSIA	MG	86,00	2.000,00	R$	79.541,75
2728	PRAÇA MAJOR PENHA *	267	CENTRO	CAXAMBU	MG	611,00	1.482,00	R$	1.153.792,42
2729	MORRO DA REPETIDORA DE TV *	S/Nº	ZONA RURAL	CAXAMBU	MG	30,00	400,00	R$	52.270,29
2730	AV. CEL. FRANCISCO GUIMARÃES *	716	URBANO	CEDRO DO ABAETÉ	MG	101,00	495,00	R$	99.645,71
2732	SÍTIO RAIZ DA SERRA	S/Nº	RURAL	CHIADOR	MG	7,00	150,00	R$	30.942,62
2733	PRAÇA NAIR BARBOSA *	S/Nº	URBANO	CIPOTÂNEA	MG	101,00	348,00	R$	110.309,55
2734	RUA CEL. JOAQUIM PLACIDO CINTRA *	315	URBANO	CLARAVAL	MG	40,00	225,00	R$	51.571,03
2735	SERRA DO BARÃO *	S/Nº	RURAL	CLÁUDIO	MG	88,00	2.400,00	R$	74.821,69
2736	RUA VEREADOR ELIZEU B. ZICA *	592	SÃO JOSÉ	DIVINÓPOLIS	MG	152,00	405,00	R$	144.398,87
2737	RUA JOAQUIM DA SILVA CHAVES *	S/Nº	URBANO	COLUNA	MG	5,00	360,00	R$	54.193,28
2738	RUA PREFEITO ANTÔNIO MARTINS GUIMARÃES	1440	DISTRITO INDUSTRIAL	DIVINÓPOLIS	MG	153,00	594,00	R$	147.895,21
2739	RUA CEL. CASEMIRO *	467	URBANO	CONCEIÇÃO APARECIDA	MG	101,00	360,00	R$	138.455,09
2740	AV. TUPINAMBÁS *	58	URBANO	CONCEIÇÃO DE IPANEMA	MG	66,00	348,00	R$	63.108,95
2741	RUA INACIO GAMA *	177	LOURDES	JUIZ DE FORA	MG	168,00	600,00	R$	242.646,04
2742	RUA ARISTOTELES BRAGA *	5	SAO PEDRO	JUIZ DE FORA	MG	168,00	723,00	R$	217.647,21
2743	RUA LEONILDO GONCALVES REGADO *	135	AEROPORTO	JUIZ DE FORA	MG	279,00	1.696,00	R$	281.455,42
2744	ALAMEDA DO CAFÉ *	31	JARDIM ANDERE	VARGINHA	MG	198,00	402,00	R$	230.933,30
2745	AV. CEL. DOMINGOS ROSA *	7	URBANO	CONCEIÇÃO DOS OUROS	MG	120,00	351,00	R$	194.221,72
2746	RUA GENERAL OSORIO *	313	URBANO	CONGONHAL	MG	101,00	351,00	R$	104.365,77
2747	RUA CEL. MAIA *	50	CENTRO	CONQUISTA	MG	66,00	300,00	R$	77.793,58
2748	RUA TAVARES DE MELO *	180	CENTRO	CONSELHEIRO LAFAIETE	MG	1.082,00	771,00	R$	1.073.376,59
2749	RUA DOS VICENTINOS *	S/Nº	URBANO	CONSELHEIRO LAFAIETE	MG	102,00	996,00	R$	272.714,57
2750	FAZENDA CARRANCA *	S/Nº	RURAL	CONSELHEIRO PENA	MG	63,00	1.200,00	R$	35.662,67
2751	MORRO PRÓXIMO DA LOCALIDADE *	S/Nº	RURAL	CONCEIÇÃO DAS PEDRAS	MG	3,00	225,00	R$	33.390,05
2752	RUA VITALINA ROSSI FIGUEIREDO *	90	URBANO	COQUEIRAL	MG	38,00	261,00	R$	114.679,97
2753	RUA GOVERNADOR VALADARES *	20	CENTRO	CORDISBURGO	MG	64,00	234,00	R$	70.975,72
2754	FAZENDA REUNIDAS MG *	S/Nº	RURAL	CORDISBURGO	MG	41,00	2.500,00	R$	156.636,06
2755	AV. DR. BELMIRO DE MEDEIROS *	S/Nº	URBANO	CORDISLÂNDIA	MG	101,00	360,00	R$	107.162,84
2756	RUA DOZE DE DEZEMBRO *	S/Nº	CENTRO	CÓRREGO DO BOM JESUS	MG	60,00	199,00	R$	98.771,62
2757	AV. DR. MAURO LOBO MARTINS *	60	URBANO	CÓRREGO NOVO	MG	66,00	360,00	R$	51.221,39
2758	RUA WENCESLAU BRAZ - SANTA RITA *	1300	VILA BOA VISTA	GOVERNADOR VALADARES	MG	150,00	385,00	R$	121.847,47
2759	RUA EDER DA SILVEIRA *	S/Nº	VILA ISA	GOVERNADOR VALADARES	MG	150,00	400,00	R$	162.055,39
2760	RUA JOAO GAMA *	100	CINTRA	MONTES CLAROS	MG	153,00	425,00	R$	115.554,06
2761	RUA SÃO ROMÃO *	400	ALTO SÃO JOÃO	MONTES CLAROS	MG	153,00	360,00	R$	127.791,25
2762	PRAÇA JOAQUIM LUIZ DA COSTA MAIA *	S/Nº	URBANO	CRISTAIS	MG	101,00	367,00	R$	144.398,87
2763	RUA CEL. BARBOSA *	116	URBANO	CRISTINA	MG	101,00	420,00	R$	108.036,93
2764	RUA ANA FERREIRA ANTUNES *	S/Nº	SANTA EFIGÊNIA	MONTES CLAROS	MG			R$	101.219,06
2765	SÍTIO GRANJA AMÉRICA *	S/Nº	RURAL	CURVELO	MG	41,00	2.500,00	R$	61.535,60
2766	RUA JOAQUIM FELICIO *	154	CENTRO	CURVELO	MG	1.679,00	2.362,00	R$	1.590.835,01
2767	FAZENDA CANGALHA *	S/Nº	RURAL	CORINTO	MG	84,00	2.500,00	R$	60.311,88
2768	RUA DR. QUERUBINO *	434	CENTRO	CORONEL FABRICIANO	MG	1.259,00	1.349,00	R$	1.263.927,16
2769	AV. CARLOS CRUZ *	483	CENTRO	CAETÉ	MG	577,00	1.500,00	R$	601.370,60
2770	RUA MAJOR PENHA *	271	URBANO	CAXAMBU	MG	120,00	216,00	R$	141.776,61
2771	RUA PADRE ANTONIO CORREIA *	177	CENTRO	CONGONHAS	MG	120,00	727,00	R$	805.906,53
2772	AV. PRES. VARGAS *	119	CENTRO	CORINTO	MG	290,00	934,00	R$	379.352,96

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	37/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
2773	PRAÇA DIVINO ESPIRITO SANTO *	30	URBANO	DATAS	MG	101,00	360,00	R$	151.916,00
2774	RUA MARECHAL DEODORO *	20	URBANO	DELFIM MOREIRA	MG	101,00	618,00	R$	251.736,53
2775	RUA MARIA KAFRUMI DE OLIVEIRA *	337 C	URBANO	DELFINÓPOLIS	MG	26,00	180,00	R$	72.723,89
2776	AV. JOÃO CHAVES *	119	JARDIM SÃO LUIZ	MONTES CLAROS	MG	153,00	360,00	R$	188.452,76
2777	AV. GENTIL MESSIAS *	65	VILA CRUZ	POÇOS DE CALDAS	MG	153,00	534,00	R$	233.555,56
2778	RUA DO ROSÁRIO *	S/Nº	URBANO	DESCOBERTO	MG	40,00	131,00	R$	77.968,40
2779	RUA DAS ORQUÍDEAS *	25	BEM BASTOS	POÇOS DE CALDAS	MG	153,00	420,00	R$	154.713,08
2780	SERRA DO ANGÁ *	S/Nº	RURAL	DESTERRO DE ENTRE RIOS	MG	8,00	156,00	R$	34.264,14
2781	MORRO MONTEVIDEO *	S/Nº	RURAL	DESTERRO DO MELO	MG	48,00	2.250,00	R$	269.218,23
2782	RUA JOSÉ GARCIA *	S/Nº	URBANO	DIONÍSIO	MG	66,00	275,00	R$	97.722,72
2783	RUA IDELFONSO FROSSARD *	11	URBANO	DIVINO	MG	55,00	360,00	R$	43.179,81
2784	PRAÇA PRESIDENTE VARGAS *	248	URBANO	DIVISA NOVA	MG	101,00	394,00	R$	145.797,41
2785	RUA JOSÉ SANTANA	227	CENTRO	DOM CAVATI	MG	38,00	264,00	R$	118.176,32
2786	PRAÇA QUINZE DE NOVEMBRO *	54	URBANO	DOM JOAQUIM	MG	66,00	220,00	R$	56.640,72
2787	RUA VICENTE SILVEIRA *	98	URBANO	DORES DE CAMPOS	MG	39,00	195,00	R$	45.277,61
2788	RUA JESUÍNO FERREIRA MENDES *	58	URBANO	DORES DO TURVO	MG	101,00	383,00	R$	61.710,41
2789	FAZENDA DO DR. JOÃO TOMAZ	S/Nº	RURAL	DOURADOQUARA	MG	16,00	—	R$	46.501,33
2791	VILA DO ENGENHO *	S/Nº	URBANO	DIVINÓPOLIS	MG	84,00	2.500,00	R$	190.550,57
2792	AV. FRANCISCO CAMPOS *	618	CENTRO	DORES DO INDAIÁ	MG	470,00	1.003,00	R$	561.162,68
2793	RUA DO OURO *	95	CENTRO	DIAMANTINA	MG	401,00	1.481,00	R$	610.111,45
2794	RUA RIO DE JANEIRO *	434	CENTRO	DIVINÓPOLIS	MG	2.860,00	1.757,00	R$	2.884.481,06
2795	RUA DUQUE DE CAXIAS *	178	CENTRO	ENGENHEIRO CALDAS	MG	66,00	360,00	R$	347.885,90
2796	PRAÇA MAMEDE PACIFICO DE ALMEIDA *	278	URBANO	ENGENHEIRO NAVARRO	MG	12,00	360,00	R$	70.276,45
2797	RUA MONSENHOR LEÃO *	120	CENTRO	ENTRE RIOS DE MINAS	MG	80,00	173,00	R$	156.111,61
2798	RUA OLEGARIO MACIEL *	71	URBANO	ESMERALDAS	MG	54,00	502,00	R$	108.561,38
2800	RUA CEL. CORNELIO MACIEL *	175	CENTRO	CRUZÍLIA	MG	277,00	1.261,00	R$	389.841,99
2801	RUA PEREIRA *	S/Nº	URBANO	ESTIVA	MG	103,00	360,00	R$	136.182,47
2802	FAZENDA SÃO JOSÉ *	S/Nº	RURAL	ESTRELA DO SUL	MG	6,00	900,00	R$	57.689,62
2803	MORRO DO GAVIÃO *	S/Nº	RURAL	EUGENÓPOLIS	MG	84,00	1.600,00	R$	118.176,32
2804	MORRO PRÓXIMO CAIXA D’AGUA *	S/Nº	RURAL	BUGRE	MG	3,00	231,00	R$	47.200,60
2805	AV. BRASIL *	36	CENTRO	EXTREMA	MG	101,00	836,00	R$	527.947,44
2806	AV. SANTO ANTONIO *	222	URBANO	EWBANK DA CÂMARA	MG	12,00	232,00	R$	49.822,85
2807	SERRA DE SANTA RITA *	S/Nº	RURAL	CORINTO	MG	84,00	1.600,00	R$	62.234,86
2808	AV. DOM PEDRO I I *	84	CENTRO	ELÓI MENDES	MG	222,00	600,00	R$	283.203,60
2809	FAZENDA MAMOTES	S/Nº	ZONA RUAL	JACUÍ	MG	84,00	2.500,00	R$	62.934,13
2811	RUA CEL. JOÃO MARCELINO *	S/Nº	CENTRO	FARIA LEMOS	MG	37,00	200,00	R$	61.710,41
2812	FAZENDA PIANCO *	S/Nº	ZONA RURAL	FELIXLÂNDIA	MG	66,00	360,00	R$	94.051,56
2813	RUA SEBASTIÃO ANASTÁCIO *	S/Nº	URBANO	FERNANDES TOURINHO	MG	3,00	225,00	R$	104.016,14
2814	RUA F	S/Nº	URBANO	FERNANDES TOURINHO	MG	101,00	450,00	R$	76.045,41
2815	RUA F *	S/Nº	CENTRO	FERNÃO DIAS	MG	3,00	225,00	R$	38.284,93
2816	RUA DR. JÚLIO DRUMMOND *	S/Nº	CENTRO	FERROS	MG	101,00	450,00	R$	122.022,29
2817	RUA SANTO ANTÔNIO *	S/Nº	NOSSA SENHORA	FLORESTAL	MG	353,00	1.453,00	R$	108.561,38
2818	PRAÇA VICENTE VAZ FILHO *	15	CENTRO	FORMIGA	MG	783,00	1.453,00	R$	1.139.807,06
2819	RUA TIRADENTES *	8	CENTRO	FORTALEZA DE MINAS	MG	155,00	470,00	R$	173.068,86
2820	RUA ALFREDO SÁ *	57	CENTRO	FRANCISCO SÁ	MG	90,00	470,00	R$	114.679,97
2821	MORRO PRÓXIMO DA LOCALIDADE	S/Nº	ZONA RURAL	FRANCISCO SÁ	MG	34,00	182,00	R$	41.256,82
2822	RUA CRISTIANO RIBEIRO DE REZENDE *	S/Nº	CENTRO	TAPIRA	MG	34,00	182,00	R$	69.752,00
2824	AV. DR. ALEXANDRE MASCARENHAS *	560	CENTRO	GOUVEIA	MG	101,00	400,00	R$	157.510,15

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	38/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
2826	MORRO PRÓXIMO DA LOCALIDADE *	S/Nº	ZONA RURAL	FREI INOCÊNCIO	MG	6,00	2.500,00	R$	62.934,13
2827	FAZENDA ÁGUA FRIA DOS LOBATOS *	S/Nº	ZONA RURAL	ITINGA	MG	44,00	2.500,00	R$	49.648,04
2829	PRAÇA SÃO PEDRO *	S/Nº	CENTRO	GALILÉIA	MG	37,00	360,00	R$	157.859,78
2831	PRAÇA CONEGO CESARIO *	S/Nº	CENTRO	GUANHÃES	MG	281,00	1.191,00	R$	639.830,34
2832	RUA BENTO DUTRA *	175	CENTRO	GUAPÉ	MG	101,00	370,00	R$	164.153,19
2835	RUA VEREADOR JOSÉ MANOEL *	S/Nº	URBANO	GUIRICEMA	MG	13,00	13,00	R$	69.227,55
2836	RUA JOÃO ALKIMIN *	22	CENTRO	GUAXUPÉ	MG	1.655,00	1.466,00	R$	1.398.536,27
2837	MORRO DO AGUDO *	S/Nº	ZONA RURAL	GUAXUPÉ	MG	84,00	942,00	R$	176.565,20
2838	RUA MAJOR URIAS *	S/Nº	CENTRO	GUARANÉSIA	MG	182,00	955,00	R$	240.897,87
2839	RUA VINTE E CINCO DE MARÇO *	100	CENTRO	GUARANI	MG	230,00	730,00	R$	197.018,80
2840	RUA CLAUDIO MANOEL DA COSTA *	360	CENTRO	HELIODORA	MG	102,00	533,00	R$	200.689,96
2841	FAZENDA ESPERANÇA *	S/Nº	ZONA RURAL	ITABIRITO	MG	261,00	400,00	R$	45.102,79
2843	RUA VINTE *	124	CENTRO	IBIÁ	MG	261,00	420,00	R$	307.677,98
2845	AV. JOÃO VALENTIM PASCOAL *	2100	CENTRO	IPATINGA	MG	2.501,00	2.979,00	R$	3.850.710,74
2847	MORRO DA REPETIDORA DE TV *	S/Nº	ZONA RURAL	IBERTIOGA	MG	3,00	480,00	R$	33.914,50
2848	SAÍDA PARA BELO HORIZONTE PROX. AO TREVO DA BR. *	S/Nº	ZONA RURAL	VÁRZEA DA PALMA	MG	101,00	360,00	R$	65.381,57
2849	RUA JOAO ROSA *	260	CENTRO	IGARAPÊ	MG	156,00	360,00	R$	102.093,15
2850	PRAÇA SETE DE SETEMBRO *	7	CENTRO	ILICÍNEA	MG	110,00	350,00	R$	142.301,07
2851	ALTO DO MOGI ou ALTO DA BELA VISTA *	S/Nº	ZONA RURAL	INCONFIDENTES	MG			R$	83.562,54
2852	RUA MANOEL SILVA ARAÚJO *	265	CENTRO	INHAPIM	MG	159,00	211,00	R$	169.572,52
2853	RUA DR. EMÍLIO VASCONCELOS COSTA *	67	CENTRO	INHAUMA	MG	66,00	330,00	R$	72.723,89
2854	RUA CEL. CALHAU *	265	CENTRO	IPANEMA	MG	180,00	384,00	R$	116.952,60
2855	RUA BELO HORIZONTE *	242	CENTRO	IPATINGA	MG	140,00	144,00	R$	256.456,59
2856	RUA JOAQUIM ANTONIO *	S/Nº	CENTRO	IPUIUNA	MG	55,00	121,00	R$	45.802,06
2857	MORRO DA PEDRA BONECA *	S/Nº	ZONA RURAL	ITABIRINHA DE MANTENA	MG	50,00	363,00	R$	29.544,08
2858	RUA JOAO PESSOA *	47	CENTRO	ITABIRITO	MG	607,00	1.060,00	R$	421.309,05
2859	RUA DA BAHIA *	149	CENTRO	ITACARAMBI	MG	98,00	739,00	R$	204.885,56
2863	PRAÇA JOAQUIM DE SOUZA *	S/Nº	CRUZEIRO	ITAJUBÁ	MG	152,00	2.448,00	R$	267.470,06
2866	RUA CONSELHEIRO OLAVO CAMPANHA	137	CENTRO	ITAMBACURI	MG	135,00	719,00	R$	152.615,27
2867	RUA JOSE MARIA ALKIMIM *	453	CENTRO	ITAMOGI	MG	37,00	354,00	R$	94.925,65
2868	RUA CAPITAO ANDRADE *	S/Nº	CENTRO	ITANHOMI	MG	281,00	1.165,00	R$	136.706,92
2869	RUA MONSENHOR CERQUEIRA *	91	CENTRO	ITAPECIRICA	MG	281,00	1.165,00	R$	414.316,37
2870	RUA DR. JOSE BALBINO *	618	CENTRO	ITAÚ DE MINAS	MG	133,00	360,00	R$	188.103,13
2871	RUA BONFIM *	33	CENTRO	ITAUNA	MG	706,00	1.107,00	R$	907.300,41
2872	PRAÇA RIO BRANCO *	25	CENTRO	ITUMIRIM	MG	66,00	497,00	R$	251.561,71
2874	ALTO DO CAMPESTRE *	S/Nº	ZONA RURAL	ITABIRA	MG	66,00	1.200,00	R$	40.033,10
2875	RUA DOM PRUDÊNCIO *	243	PARA	ITABIRA	MG	1.900,00	2.140,00	R$	984.219,90
2876	RUA GOVERNADOR VALADARES *	76	CENTRO	ITANHANDU	MG	270,00	909,00	R$	307.677,98
2878	PRAÇA JUSCELINO KUBITSCHEK *	135	CENTRO	JEQUITINHONHA	MG	342,00	1.084,00	R$	234.080,01
2879	RUA IRMÃOS ARNALDO ISIDORO *	550	CENTRO	MACHADO	MG	110,00	1.260,00	R$	307.677,98
2880	AV. CAIO MARTINS *	73	CENTRO	MATOZINHOS	MG	405,00	1.158,00	R$	395.086,50
2881	RUA VINTE E UM DE ABRIL *	3	GERVÁSIO	SÃO GERALDO	MG	30,00	650,00	R$	49.123,59
2882	MORRO DAS FORMIGAS *	S/Nº	ZONA RURAL	JACINTO	MG	8,00	1.097,00	R$	84.436,63
2883	RUA JOSE FERNANDES VIEIRA *	291	CENTRO	JACUTINGA	MG	149,00	937,00	R$	221.668,00
2885	RUA ANTÔNIO RIBEIRO DE SOUZA *	36	CENTRO	JECEABA	MG	36,00	194,00	R$	107.337,66
2886	RUA GOVERNADOR VALADARES *	7	CENTRO	JEQUERI	MG	101,00	260,00	R$	86.709,25
2887	PRAÇA CORONEL MÁRIO MARTINS *	167	CENTRO	JOAIMA	MG	117,00	452,00	R$	75.870,59
2888	AV. BARÃO DO RIO BRANCO *	1680	CENTRO	JUIZ DE FORA	MG	6.970,16	1.130,00	R$	9.868.262,11

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	39/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
2889	MORRO DO SERTAO *	S/Nº	ZONA RURAL	JUIZ DE FORA	MG	48,00	2.500,00	R$	199.641,05
2890	MORRO DO IMPERADOR *	S/Nº	ZONA RURAL	JUIZ DE FORA	MG	101,00	400,00	R$	57.864,44
2892	FAZENDA DAS PORTEIRAS *	S/Nº	ZONA RURAL	JEQUITAI	MG	90,00	2.500,00	R$	37.236,03
2894	FAZENDA GAMELEIRA *	S/Nº	ZONA RURAL	JANAUBA	MG	135,00	1.800,00	R$	146.846,31
2895	AV. GETULIO VARGAS *	2089	CENTRO	JOÃO MONLEVADE	MG	2.048,03	2.450,00	R$	1.605.550,58
2896	RUA PIO X I I *	S/Nº	CENTRO	JANAUBA	MG	297,00	830,00	R$	1.086.683,63
2897	PRAÇA ARTUR BERNARDES *	358	CENTRO	JANUÁRIA	MG	383,00	2.121,00	R$	805.906,53
2898	RUA GERALDO RIOS *	180	CENTRO	JOÃO PINHEIRO	MG	90,00	221,00	R$	129.014,97
2899	RUA SATURNINO DE PADUA *	287	CENTRO	LAVRAS	MG	1.908,00	1.090,00	R$	1.678.243,53
2900	RUA MARIA FABREGAS *	67	SERTÃOZINHO	LAMBARI	MG	311,00	2.133,00	R$	615.355,96
2902	RUA PROFESSOR JOSE EDUARDO *	154	CENTRO	LAGOA SANTA	MG	534,00	1.906,00	R$	772.691,29
2903	ALAMEDA SERRA DA MANTIQUEIRA	S/Nº	ZONA RURAL	MARMELÓPOLIS	MG	30,00	140,00	R$	84.611,44
2904	AV. PRES.TANCREDO NEVES *	S/Nº	CENTRO	LAGOA DOURADA	MG	101,00	468,00	R$	215.199,77
2905	RUA RIO DE JANEIRO *	767	CENTRO	LAGOA DA PRATA	MG	446,00	1.000,00	R$	505.221,23
2906	RUA 17 DE DEZEMBRO *	136	CENTRO	LAJINHA	MG	150,00	260,00	R$	131.986,86
2910	RUA VEREADOR JOÃO LANDIM FILHO *	35	CENTRO	LIBERDADE	MG	101,00	425,00	R$	111.882,90
2911	TRAV. PEDRO MENDES *	S/Nº	CENTRO	LONTRA	MG	37,00	278,00	R$	68.003,83
2915	RUA DESEMBARGADOR SABINO LUSTOSA *	S/Nº	CENTRO	LAVRAS	MG	105,00	329,00	R$	260.127,75
2916	RUA BARAO DE COTEGIPE *	52	CATEDRAL	LEOPOLDINA	MG	2.522,00	1.190,00	R$	1.024.427,82
2917	RUA PADRE AUGUSTO *	164	CENTRO	MONTES CLAROS	MG	2.484,03	1.730,00	R$	1.305.325,68
2918	FAZENDA VARGEM GRANDE *	S/Nº	ZONA RURAL	MONTES CLAROS	MG	84,00	2.500,00	R$	80.241,02
2919	RUA MILTON CAMPOS *	215	CENTRO	MACHACALIS	MG	38,00	223,00	R$	32.515,97
2920	RUA DOS MALACACHIS *	196	CENTRO	MALACACHETA	MG	38,00	198,00	R$	181.460,08
2921	AV. TIRADENTES *	450	CENTRO	MANGA	MG	300,00	952,00	R$	73.248,34
2922	RUA SETE DE SETEMBRO *	821	CENTRO	MANTENA	MG	205,00	720,00	R$	248.065,37
2923	MORRO DA PEDRA PRETA	S/Nº	ZONA RURAL	MARIA DA FÉ	MG	142,00	2.500,00	R$	105.239,85
2924	RUA ZIZINHA CAMELO *	45	CENTRO	MARIANA	MG	168,00	450,00	R$	165.202,10
2925	PRAÇA DA IGREJA MATRIZ *	40	CENTRO	MÁRIO CAMPOS	MG	101,00	360,00	R$	132.860,95
2926	PRAÇA PRIMEIRO DE MARÇO *	9	CENTRO	MARMELÓPOLIS	MG	101,00	360,00	R$	74.297,24
2927	AV. CEL. PEDRO LINO *	236	CENTRO	MARTINHO CAMPOS	MG	101,00	288,00	R$	99.296,08
2928	RUA PRESIDENTE BERNARDO *	145	CENTRO	MATEUS LEME	MG	84,00	240,00	R$	60.137,06
2929	AV. CARDOSO SARAIVA *	36	CENTRO	MATIAS BARBOSA	MG	110,00	171,00	R$	103.666,50
2930	RUA NSA. SRA DA CONCEIÇÃO *	S/Nº	CENTRO	MATIPÓ	MG	101,00	352,00	R$	149.468,56
2931	AV. CASTELO BRANCO *	68	CENTRO	MATO VERDE	MG	37,00	337,00	R$	309.426,15
2932	RUA GOVERNADOR JUSCELINO KUBITSCHEK *	47	CENTRO	MERCÊS	MG	101,00	307,00	R$	106.113,94
2933	RUA MELO VIANA *	174	CENTRO	CONSELHEIRO LAFAIETE	MG	410,00	750,00	R$	874.085,17
2934	MORRO DA BOCAINA NEGRA *	S/Nº	ZONA RURAL	MIGUEL BURNIER	MG	90,00	2.500,00	R$	102.617,60
2935	AV. GETULIO VARGAS *	264	CENTRO	MINDURI	MG	66,00	617,00	R$	98.421,99
2936	PRAÇA SANTA RITA *	S/Nº	CENTRO	MIRADOURO	MG	30,00	140,00	R$	61.011,14
2937	RUA PADRE JULIO DE CARVALHO	59	CENTRO	MIRAI	MG	94,00	364,00	R$	87.583,33
2938	PRAÇA PLATAO *	455	CENTRO	MONTALVÂNIA	MG	73,00	900,00	R$	161.530,94
2939	AV. BENEDITO VALADARES *	329	CENTRO	MONTE BELO	MG	101,00	325,00	R$	210.479,71
2940	RUA PRESIDENTE VARGAS *	S/Nº	ZONA RURAL	SÃO JOÃO DAS MISSÕES	MG	4,00	131,00	R$	76.395,04
2941	FAZENDA SERRA VELHA	S/Nº	ZONA RURAL	MONTE SIÃO	MG	41,00	373,00	R$	102.617,60
2943	AV. JOÃO PESSOA *	461	CENTRO	MORADA NOVA DE MINAS	MG	101,00	360,00	R$	148.070,03
2944	MORRO PRÓXIMO DA LOCALIDADE *	S/Nº	ZONA RURAL	MURIAÉ	MG	66,00	2.500,00	R$	110.309,55
2945	RUA GUSTAVO CAPANEMA	107	CENTRO	MUTUM	MG	190,00	383,00	R$	107.512,48
2946	FAZENDA TABOLEIRO OLHOS D’ÁGUA *	S/Nº	ZONA RURAL	MONTE AZUL	MG	44,00	2.500,00	R$	70.800,90

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	40/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
2947	PRAÇA WENCESLAU BRAZ *	56	CENTRO	NATÉRCIA	MG	101,00	360,00	R$	112.407,35
2948	RUA FRANCISCO RIBEIRO DE CARVALHO *	64	CENTRO	NAZARENO	MG	101,00	360,00	R$	187.054,23
2949	RUA CRISTIANO DE CASTRO	226	DISTRITO INDUSTRIAL	PONTE NOVA	MG	940,00	2.200,00	R$	509.077,01
2951	AV. GETULIO VARGAS *	50	DO MARIMBONDO	NOVO CRUZEIRO	MG	428,00	—	R$	137.581,01
2953	RUA DELFIM MOREIRA *	81	CENTRO	NOVA RESENDE	MG	101,00	360,00	R$	163.104,29
2954	MORRO SÃO JOSÉ *	S/Nº	ZONA RURAL	NOVA ERA	MG	26,00	1.600,00	R$	31.292,25
2955	RUA JOSE DE AVILA *	55	CENTRO	NOVA LIMA	MG	482,00	990,00	R$	438.790,76
2956	RUA CEL. DOMICIANO *	30	CENTRO	MURIAÉ	MG	1.654,00	1.988,00	R$	1.450.981,38
2958	RUA FELIZBERTO JORGE DOMINGOS	224	CENTRO	JAÍBA	MG	37,00	384,00	R$	118.001,50
2959	RUA PRESIDENTE VARGAS *	156	CENTRO	MONTE AZUL	MG	110,00	1.013,00	R$	372.360,28
2960	RUA TIRADENTES *	398	CENTRO	MUZAMBINHO	MG	222,00	842,00	R$	437.042,59
2961	RUA SÃO JOSÉ *	33	CENTRO	OLIVEIRA	MG	340,00	340,00	R$	107.687,29
2962	RUA BENEDITO VALADARES *	30	CENTRO	OURO BRANCO	MG	280,00	340,00	R$	245.967,57
2963	RUA PANDIÁ CALÓGERAS *	741	VILA ITACOLOMY	OURO PRETO	MG	1.206,00	1.566,00	R$	902.055,90
2964	FAZENDA DO MANSO *	S/Nº	ZONA RURAL	OURO PRETO	MG	100,00	520,00	R$	119.924,49
2965	PRAÇA MONSENHOR TEÓFILO *	111	CENTRO	OURO FINO	MG	281,00	1.260,00	R$	508.717,57
2966	RUA QUINZE DE JANEIRO *	18	CENTRO	OURO VERDE DE MINAS	MG	66,00	360,00	R$	68.703,09
2967	RUA MONSENHOR GONZALES *	355	CENTRO	MANHUAÇU	MG	708,00	1.505,00	R$	1.643.280,12
2968	RUA CICERO DE CASTRO *	169	CENTRO	OLIVEIRA	MG	586,00	1.560,00	R$	580.392,55
2969	RUA MADRE BEATRIZ *	17	CENTRO	MANHUMIRIM	MG	110,00	1.070,00	R$	262.225,55
2970	RUA FRANCISCO SAULLE *	409	CENTRO	PASSA QUATRO	MG	281,00	1.094,00	R$	400.331,01
2971	RUA PRESIDENTE GETULIO VARGAS *	131	CENTRO	PARAGUAÇU	MG	271,00	1.076,00	R$	417.812,71
2972	AV. CAPITÃO FRANCISCO LIMA *	591	CENTRO	NEPOMUCENO	MG	281,00	1.142,00	R$	391.590,16
2973	RUA PRESIDENTE BERNARDES *	38	CENTRO	PADRE PARAÍSO	MG	66,00	192,00	R$	125.169,00
2974	RUA JUCA RODRIGUES	175	CENTRO	PAINS	MG	101,00	372,00	R$	126.217,90
2975	RUA HIPOLITO ROSA *	458	CENTRO	PAINEIRAS	MG	101,00	372,00	R$	107.862,11
2976	RUA FRANCISCO PAULA HOMEM FARIA *	S/Nº	CENTRO	PAIVA	MG	101,00	400,00	R$	91.079,67
2978	RUA QUINTINO MOREIRA *	12	CENTRO	PARAOPEBA	MG	110,00	375,00	R$	94.750,83
2979	AV. GABRIEL ANDRADE *	100	CENTRO	PASSA TEMPO	MG	43,00	188,00	R$	88.107,79
2980	RUA PRINCIPAL *	S/Nº	ZONA RURAL	NOVA RESENDE	MG	35,00	625,00	R$	47.725,05
2981	RUA BENEDITO CAETANO *	S/Nº	CENTRO	PASSA VINTE	MG	101,00	374,00	R$	131.462,41
2982	RUA SÃO JOSÉ *	4	CENTRO	PAULA CÂNDIDO	MG	101,00	325,00	R$	121.148,20
2983	PRAÇA LOURIVAL BARBOSA *	85	CENTRO	PAVÃO	MG	66,00	300,00	R$	36.536,76
2984	TRAVESSA ÂNGELO DE QUADROS *	40	CENTRO	PEDRA AZUL	MG	270,00	608,00	R$	137.231,37
2985	AV. GETULIO VARGAS *	S/Nº	CENTRO	PERDOES	MG	110,00	926,00	R$	234.779,28
2987	AV. GERCINO COUTINHO *	40	CENTRO	PERDIZES	MG	101,00	394,00	R$	119.749,67
2988	PRAÇA DR. JOSÉ PINTO VIEIRA *	S/Nº	CENTRO	PIEDADE DE PONTE NOVA	MG	6,00	155,00	R$	44.753,16
2989	AV. JAIR LEITE *	325	CENTRO	PIMENTA	MG	101,00	362,00	R$	129.889,06
2992	RUA OTAVIO PINTO OLIVEIRA *	18	CENTRO	PIRACEMA	MG	38,00	146,00	R$	104.016,14
2993	RUA VEREADORA MARIA ANSELMO *	S/Nº	CENTRO	PIRANGA	MG	101,00	467,00	R$	183.208,25
2994	RUA GUARUPEMBE *	486	CENTRO	PIRAUBA	MG	66,00	360,00	R$	160.307,22
2995	AV. JUSCELINO KUBITSCHEK *	1157	VILA BRETAS	GOVERNADOR VALADARES	MG	3.658,06	2.600,00	R$	1.957.988,51
2997	RUA MIGUEL COUTO *	90	CENTRO	PIUMHI	MG	458,00	1.559,00	R$	790.172,99
2998	PRAÇA SÃO FRANCISCO *	54	CENTRO	POÇO FUNDO	MG	18,00	220,00	R$	111.882,90
2999	AV. FRANCISCO SALLES *	289	CENTRO	POÇOS DE CALDAS	MG	2.265,00	789,00	R$	2.971.889,58
3000	RUA SAO JOSÉ *	584	COUNTRY CLUB	POÇOS DE CALDAS	MG	1.733,00	2.191,00	R$	971.738,21
3001	RUA BUENO DE PAIVA *	540	CENTRO	PARAISOPOLIS	MG	220,00	830,00	R$	846.114,44
3002	AV. MINAS GERAIS *	74	CENTRO	POCRANE	MG	66,00	434,00	R$	120.623,75

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	41/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
3003	RUA JOAO MACHADO *	210	CENTRO	POMPEU	MG	110,00	437,00	R$	172.369,60
3004	MORRO DA SUICA *	S/Nº	ZONA RURAL	PONTE NOVA	MG	100,00	2.400,00	R$	106.113,94
3005	AV. CAETANO MARINHO *	140	CENTRO	PONTE NOVA	MG	1.675,00	1.269,00	R$	1.242.949,11
3006	RUA TOMAZ GONZAGA *	41	CENTRO	PORTEIRINHA	MG	99,00	210,00	R$	104.890,22
3007	AV. DEZOITO DE AGOSTO *	335	CENTRO	PORTO FIRME	MG	101,00	450,00	R$	87.583,33
3008	AV. GETULIO VARGAS *	321	CENTRO	POTE	MG	66,00	360,00	R$	89.156,69
3010	RUA NATERCIA / JUIZ DE FORA*	S/Nº	CENTRO	POUSO ALEGRE	MG	86,00	2.500,00	R$	270.966,40
3011	AV. FERNANDO PETRONILHO *	120	CENTRO	POUSO ALTO	MG	66,00	360,00	R$	88.107,79
3012	RUA ESPIRITO SANTO *	486	CENTRO	PRATAPOLIS	MG	280,00	1.169,00	R$	384.597,47
3013	PRAÇA CONEGO LOPES	S/Nº	CENTRO	PRESIDENTE BERNARDES	MG	101,00	530,00	R$	33.040,42
3014	RUA GUILHERME STUTES *	97	URBANO	ALTO JEQUITIBÁ	MG	117,00	120,00	R$	44.927,98
3015	RUA DOIS *	41	CENTRO	PRUDENTE DE MORAIS	MG	66,00	360,00	R$	73.423,15
3016	MORRO PRÓXIMO A BR-496 KM-14 *	S/Nº	ZONA RURAL	PIRAPORA	MG	84,00	2.500,00	R$	76.395,04
3017	RUA JOÃO BASÍLIO *	403	CENTRO	POUSO ALEGRE	MG	1.412,70	962,50	R$	1.050.787,17
3018	RUA DR. CARVALHO *	S/Nº	JARDIM EMBRATEL	PASSOS	MG	84,00	1.800,00	R$	353.130,41
3019	RUA SETE DE SETEMBRO *	940	BELO HORIZONTE	PASSOS	MG	1.388,00	1.003,00	R$	1.501.124,53
3020	RUA COMENDADOR ANTONIO ALVES *	1121	CENTRO	PEDRO LEOPOLDO	MG	592,00	1.236,00	R$	802.410,19
3021	FAZENDA BOM SUCESSO *	S/Nº	ZONA RURAL	PORTEIRINHA	MG	84,00	1.800,00	R$	124.819,36
3022	AV. OTAVIO CARNEIRO *	206	CENTRO	PIRAPORA	MG	602,00	1.188,00	R$	601.370,60
3023	AV. CEMIG *	S/Nº	FELIPE SALLES	PEDRO LEOPOLDO	MG	84,00	2.682,00	R$	205.584,83
3024	RUA PADRE LUIZ GONZAGA *	725	CENTRO	QUARTEL GERAL	MG	101,00	274,00	R$	132.860,95
3025	SERRA SÃO DOMINGOS *	S/Nº	ZONA RURAL	POÇOS DE CALDAS	MG	166,00	1.200,00	R$	152.615,27
3026	RUA GUARACIABA *	101	CENTRO	RAPOSOS	MG	133,00	360,00	R$	110.659,18
3027	ALTO DO RAIMUNDO BAIANO *	S/Nº	ZONA RURAL	RAPOSOS	MG	37,00	900,00	R$	3.146,71
3028	RUA GERALDO GROSSI / EX. TANCREDO NEVES *	275	CENTRO	RAUL SOARES	MG	183,00	236,00	R$	199.291,42
3029	RUA SERAFIM DE ALMEIDA COIMBRA *	97	CENTRO	RECREIO	MG	77,00	98,00	R$	99.470,89
3030	RUA PERSIO BABO DE RESENDE *	S/Nº	CENTRO	RESENDE COSTA	MG	101,00	369,00	R$	146.846,31
3031	RUA JOSE CESARIO *	S/Nº	CENTRO	RESSAQUINHA	MG	38,00	392,00	R$	106.813,21
3032	RUA ARI TEIXEIRA DA COSTA *	80	CENTRO	RIBEIRAO DAS NEVES	MG	120,00	360,00	R$	70.276,45
3033	PRAÇA GOVERNADOR VALADARES *	S/Nº	CENTRO	RIBEIRAO VERMELHO	MG	38,00	290,00	R$	104.715,40
3034	RUA VINTE OITO DE DEZEMBRO *	108	CENTRO	RIO ACIMA	MG	133,00	360,00	R$	125.693,45
3035	PRAÇA DA PIEDADE *	S/Nº	CENTRO	RIO ESPERA	MG	101,00	360,00	R$	112.756,99
3037	MORRO PRÓXIMO REPETIDORA DE TV *	S/Nº	ZONA RURAL	RIO VERMELHO	MG	5,00	225,00	R$	31.991,52
3038	AV. INCONFIDÊNCIA *	59	CENTRO	RITÁPOLIS	MG	101,00	360,00	R$	108.736,20
3039	RUA SANTOS DUMONT *	397	CENTRO	RUBIM	MG	55,00	416,00	R$	47.200,60
3040	FAZENDA PÉ DA LADEIRA *	S/Nº	RURAL	RIACHO DOS MACHADOS	MG	86,00	2.500,00	R$	138.105,46
3041	RUA LUIZ MATEUS FERREIRA 4 BOA ESPE *	S/Nº	VILA SÃO MATEUS	SANTA LUZIA	MG	564,00	1.470,00	R$	438.790,76
3042	MORRO PRÓXIMO DA LOCALIDADE (SERRA DAS QUATRO PATACAS) *	S/Nº	ZONA RURAL	JEQUITINHONHA	MG	84,00	2.500,00	R$	37.410,85
3043	RUA PERICLES DE QUEIROZ *	131	CENTRO	RIO POMBA	MG	218,00	618,00	R$	193.347,64
3044	FAZENDA OLHOS D’AGUA *	S/Nº	RURAL	SACRAMENTO	MG	84,00	2.537,00	R$	83.737,36
3045	SERRA DA PIEDADE	S/Nº	RURAL	SABARA	MG	125,00	2.500,00	R$	210.479,71
3046	MORRO PRÓXIMO DA LOCALIDADE *	S/Nº	ZONA RURAL	ITAOBIM	MG	91,00	2.000,00	R$	74.297,24
3047	RUA SÃO PEDRO *	50	CENTRO	SABARA	MG	353,00	940,00	R$	325.159,68
3048	PRAÇA ANTÔNIO ALBUQUERQUE *	100	CENTRO	SABARA	MG	107,00	200,00	R$	163.978,38
3049	FAZENDA BOA VISTA *	S/Nº	RURAL	SACRAMENTO	MG	84,00	400,00	R$	28.844,81
3050	PRAÇA DR. JOÃO CARDOSO ARAUJO *	47	CENTRO	SALINAS	MG	281,00	1.320,00	R$	821.640,06
3051	PRAÇA NATALINO CUNHA PEIXOTO *	152	CENTRO	SALTO DA DIVISA	MG	117,00	330,00	R$	80.940,29
3052	RUA DAGMAR BECHO *	S/Nº	CENTRO	SANTA BÁRBARA	MG	151,00	723,00	R$	218.171,66

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	42/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
3054	PRAÇA CONEGO ARNALDO *	S/Nº	URBANO	SANTA MARGARIDA	MG	101,00	210,00	R$	89.331,50
3055	MORRO PRÓXIMO DA LOCALIDADE *	S/Nº	RURAL	SANTA MARIA DE ITABIRA	MG	44,00	825,00	R$	58.214,07
3056	PRAÇA JOSÉ SENA LIMA *	16	CENTRO	SANTA MARIA DO SUACUI	MG	84,00	200,00	R$	153.139,72
3057	RUA ENGENHEIRO HENRY COSTA *	99	URBANO	SANTA RITA DE CALDAS	MG	56,00	365,00	R$	205.060,38
3058	AV. BRASIL *	S/Nº	RURAL	SANTA ROSA DA SERRA	MG	66,00	300,00	R$	150.867,10
3059	RUA DONA GUILHERMINA *	82	URBANO	CONTAGEM	MG	153,00	400,00	R$	196.843,98
3060	RUA DOMINGOS BELEM *	62	DOM BOSCO	BETIM	MG	155,00	360,00	R$	149.643,38
3061	AV. SANTANA *	123	URBANO	SANTANA DE PIRAPAMA	MG	66,00	360,00	R$	117.826,68
3062	FAZENDA LAGOA *	S/Nº	RURAL	SANTO ANTÔNIO DO AMPARO	MG	66,00	2.500,00	R$	106.813,21
3063	RUA DR. VICENTE BRETAS CUPERTINO *	S/Nº	URBANO	SANTO ANTONIO DO GRAMA	MG	101,00	644,00	R$	101.044,25
3064	MORRO DO CRUZEIRO *	S/Nº	RURAL	SANTO ANTÔNIO DO LEITE	MG	3,00	216,00	R$	27.621,09
3065	RUA CEL. AMANCIO BERNARDES *	6	CENTRO	SANTO ANTONIO DO MONTE	MG	270,00	1.821,00	R$	1.043.657,69
3066	RUA QUINZE FEVEREIRO *	1841	SAO SEBAS	SANTOS DUMONT	MG	490,00	1.803,00	R$	433.546,24
3067	RUA ANTONIO DE AVELAR FONSECA *	S/Nº	URBANO	SÃO BENTO ABADE	MG	51,00	400,00	R$	24.474,38
3068	RUA CAPITÃO ALBANO DE MORAIS *	27	CENTRO	SÃO DOMINGOS DO PRATA	MG	50,00	240,00	R$	95.974,55
3069	PRAÇA MESSIAS MATOS *	40	URBANO	SÃO GONÇALO DO ABAETE	MG	66,00	600,00	R$	99.645,71
3070	RUA SÃO JOSÉ *	141	URBANO	SÃO GONÇALO DO PARÁ	MG	67,00	144,00	R$	85.660,35
3071	RUA GERVASIO LARA *	S/Nº	TERESA CRISTINA	SÃO JOAQUIM DE BICAS	MG	—	360,00	R$	1.748,17
3072	PRAÇA BELO HORIZONTE *	18	CENTRO	SÃO JOÃO BATISTA DO GLORI	MG	101,00	360,00	R$	134.609,12
3073	RUA BENEDITO VALADARES *	31	CENTRO	SÃO JOÃO EVANGELISTA	MG	113,00	198,00	R$	97.547,91
3074	PRAÇA DO CRUZEIRO *	68	URBANO	SÃO JOSÉ DO JACURI	MG	66,00	305,00	R$	94.576,02
3075	RUA CEL. JOSÉ JUSTINO *	647	CENTRO	SÃO LOURENÇO	MG	1.624,00	1.000,00	R$	1.468.463,09
3076	RUA CASTRO ALVES *	S/Nº	URBANO	SÃO LOURENÇO	MG	147,00	1.200,00	R$	242.296,41
3077	RUA DR. BENEDITO QUINTINO SANTOS *	43	URBANO	SANTA RITA DE JACUTINGA	MG	101,00	360,00	R$	129.889,06
3078	PRAÇA SANTA RITA *	192	CENTRO	SANTA RITA DO SAPUCAI	MG	353,00	1.118,00	R$	900.307,73
3079	RUA DR. HEITOR SOARES MOURA *	95	URBANO	SÃO PEDRO DOS FERROS	MG	50,00	121,00	R$	26.222,56
3080	RUA CÂNDIDO FERREIRA *	210	CENTRO	SÃO PEDRO DO SUACUI	MG	66,00	407,00	R$	73.772,79
3082	PRAÇA SERRA NEGRA *	200	URBANO	SÃO SEBASTIÃO DO MARANHÃO	MG	66,00	360,00	R$	75.520,96
3083	AV. PAULO V I	630	URBANO	SÃO SEBASTIÃO DO OESTE	MG	29,00	179,00	R$	70.626,08
3084	PRAÇA MIN. GABRIEL PASSOS *	595	CENTRO	SÃO TIAGO	MG	101,00	360,00	R$	174.467,40
3085	RUA PRESIDENTE VARGAS *	124	URBANO	SÃO VICENTE DE MINAS	MG	66,00	360,00	R$	288.448,11
3086	AV. PRES.TANCREDO NEVES *	184	URBANO	SAPUCAÍ MIRIM	MG	25,00	275,00	R$	75.695,78
3087	PRAÇA PADRE JACINTO *	154	CENTRO	SENADOR FIRMINO	MG	101,00	360,00	R$	88.457,42
3088	RUA SERAFIM CAMPOS *	S/Nº	URBANO	SENADOR MODESTINO GONCALV	MG	12,00	275,00	R$	25.872,92
3089	RUA DO ROSÁRIO *	65	CENTRO	SENHORA DOS REMEDIOS	MG	101,00	450,00	R$	107.687,29
3090	AV. SAO FRANCISCO *	274	URBANO	SERRA DOS AIMORES	MG	57,00	345,00	R$	94.576,02
3093	RUA SÃO JOSÉ *	S/Nº	CENTRO	VIRGINÓPOLIS	MG	77,00	156,00	R$	69.577,18
3094	FAZENDA IRMÃOS ARNALDO ISIDORO *	S/Nº	ZONA RURAL	MACHADO	MG			R$	68.353,46
3095	RUA ILKA FRANÇA *	130	CENTRO	SETE LAGOAS	MG	1.208,00	937,00	R$	1.220.222,90
3096	MORRO SANTA HELENA *	S/Nº	RURAL	SETE LAGOAS	MG			R$	451.027,95
3097	TRAV. ALFERES PATRICIO *	291	CENTRO	SÃO SEBASTIÃO DO PARAÍSO	MG	556,00	1.068,00	R$	587.385,23
3098	RUA JOSÉ LUIZ PEREIRA *	S/Nº	BIRIRE	SÃO SEBASTIÃO DO PARAÍSO	MG	87,00	1.246,00	R$	216.423,49
3099	RUA OTAVIANO DE MORAIS *	46	URBANO	SILVIANÓPOLIS	MG	32,00	300,00	R$	53.319,20
3100	RUA BENTO GONÇALVES *	S/Nº	URBANO	SIMONESIA	MG	66,00	371,00	R$	112.407,35
3101	PRAÇA PRIMEIRO DE MARÇO *	S/Nº	URBANO	SOBRALIA	MG	66,00	360,00	R$	158.209,42
3102	RUA JOSÉ CLEMENTINO NETO *	172	RURAL	SOLEDADE DE MINAS	MG	66,00	360,00	R$	101.044,25
3103	FAZENDA LARANJEIRAS *	S/Nº	RURAL	SOLEDADE DE MINAS	MG			R$	121.497,84
3104	RUA DYONÍSIO AZEVEDO REIS *	S/Nº	CENTRO	SÃO GONÇALO DO SAPUCAI	MG	281,00	1.055,00	R$	365.367,60

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	43/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
3105	RUA CEL. FREDERICO COELHO *	233 CE	CENTRO	SÃO GOTARDO	MG	481,00	1.103,00	R$	428.301,73
3106	AV. PREFEITO EROTIDES BATISTA *	1280	URBANO	SÃO GOTARDO	MG	95,00	2.750,00	R$	304.181,64
3107	MORRO PRÓXIMO DA LOCALIDADE *	S/Nº	FAZ. CASCATA	SÃO JOÃO NEPOMUCENO	MG	125,00	2.000,00	R$	85.660,35
3108	FAZENDA PÉ DO MORRO *	S/Nº	RURAL	SALINAS	MG	88,00	2.355,00	R$	100.519,79
3109	PRAÇA CORONEL JOSE BRÁS *	57	CENTRO	SÃO JOÃO NEPOMUCENO	MG	576,00	1.354,00	R$	835.625,42
3110	FAZENDA BOQUEIRAS *	S/Nº	RURAL	SÃO JOÃO DA PONTE	MG	44,00	2.500,00	R$	77.793,58
3111	LADEIRA TENENTE VILLAS BOAS *	S/Nº	CENTRO	SÃO JOÃO DEL REI	MG	522,00	2.605,00	R$	1.501.124,53
3112	RUA DR. ONOFRE *	496	CENTRO	TEÓFILO OTONI	MG	2.377,00	1.461,00	R$	1.590.835,01
3113	FAZENDA CABECEIRA DE MESTRE CAMPOS *	S/Nº	RURAL	TEÓFILO OTONI	MG	84,00	2.400,00	R$	62.934,13
3114	FAZENDA MANGA GRANDE *	S/Nº	ZONA RURAL	PEDRA AZUL	MG	44,00	2.500,00	R$	26.572,19
3115	RUA FARM.ANTÔNIO MOTA MARINHO *	S/Nº	URBANO	TABOLEIRO	MG	66,00	360,00	R$	108.736,20
3116	AV. CUNHA *	113	URBANO	TARUMIRIM	MG	66,00	360,00	R$	133.035,76
3117	RUA MARTIM PAULUCI *	101	CENTRO	TIRADENTES	MG	36,00	360,00	R$	110.659,18
3118	RUA PADRE GOULART *	S/Nº	CENTRO	TOCANTINS	MG	101,00	360,00	R$	141.601,80
3119	PRAÇA DONA TEODORA *	129	CENTRO	TOMBOS	MG	482,00	1.022,00	R$	214.500,50
3120	FAZENDA PEDRA NEGRA *	S/Nº	RURAL	TRÊS PONTAS	MG	105,00	900,00	R$	116.428,14
3121	FAZENDA QUENTA SOL *	S/Nº	RURAL	TRÊS CORAÇÕES	MG	44,00	2.650,00	R$	54.717,73
3123	RUA VEREADOR DANIEL NEDER *	154	CENTRO	TRÊS CORAÇÕES	MG	639,00	1.202,00	R$	629.341,32
3124	FAZENDA GRANJAS REUNIDAS *	S/Nº	RURAL	BOCAIÚVA	MG	84,00	2.500,00	R$	128.140,89
3125	TRAV. DAS FLORES *	75	CENTRO	TRÊS PONTAS	MG	490,00	1.409,00	R$	416.064,54
3126	MORRO PRÓXIMO DA LOCALIDADE *	S/Nº	ZONA RURAL	MANHUMIRIM	MG	44,00	1.400,00	R$	34.613,77
3127	MORRO DA PETRINA *	S/Nº	ZONA RURAL	MANHUAÇU	MG	12,00	900,00	R$	100.869,43
3128	MORRO PRÓXIMO DA LOCALIDADE	S/Nº	ZONA RURAL	MACHADO	MG			R$	44.927,98
3129	RUA PEIXOTO FILHO *	139	CENTRO	UBÁ	MG	642,00	784,00	R$	1.269.171,67
3130	FAZENDA FLORESTA *	S/Nº	RURAL	UBÁ	MG	95,00	52.008,00	R$	73.073,52
3131	CORREGO DESBARRANCADO *	S/Nº	RURAL	UBERABA	MG	84,00	2.492,00	R$	202.438,13
3132	SÍTIO MANTENA *	S/Nº	ZONA RUAL	MENDES PIMENTEL	MG	7,00	208,00	R$	8.740,85
3133	MORRO DA REPETIDORA DE TV *	S/Nº	ZONA RURAL	MANTENA	MG	37,00	2.980,00	R$	51.046,57
3134	AV. JOSÉ GANGA *	67	URBANO	UMBURATIBA	MG	66,00	360,00	R$	57.864,44
3135	RUA PROFESSOR MANOEL RUFINO *	39	URBANO	URUCANIA	MG	101,00	390,00	R$	154.188,62
3137	MORRO DA TORRE *	S/Nº	RURAL	SANTOS DUMONT	MG	83,00	2.696,00	R$	124.294,91
3140	MORRO DO CALADO *	S/Nº	ZONA RURAL	ITAPECERICA	MG	46,00	2.500,00	R$	120.448,94
3141	SERRA DA PIMENTA *	S/Nº	CENTRO	PIUMHI	MG	123,00	1.225,00	R$	97.547,91
3143	MORRO PROXIMO DA LOCALIDADE/FAZ. COQUEIROS *	S/Nº	ZONA RURAL	LAGOA DA PRATA	MG	10,00	400,00	R$	15.034,26
3144	MORRO PRÓXIMO DA LOCALIDADE - FAZENDA SANTIAGO *	S/Nº	ZONA RURAL	PITANGUI	MG	84,00	2.500,00	R$	80.590,65
3145	RUA PROFESSOR ANTÔNIO DOMINGUES *	20	URBANO	VARGINHA	MG	147,00	1.275,00	R$	309.426,15
3146	RUA DELFIM MOREIRA *	407	CENTRO	VARGINHA	MG	3.600,00	740,00	R$	3.321.523,65
3147	RUA ESMERALDAS *	1296	CENTRO	VÁRZEA DA PALMA	MG	100,00	331,00	R$	215.374,59
3148	FAZENDA BURITIS *	S/Nº	RURAL	IBIRACATU	MG	3,00	2.500,00	R$	99.296,08
3149	RUA ANTÔNIO DA COSTA PINTO *	13	URBANO	VIRGINIA	MG	66,00	360,00	R$	148.070,03
3150	RUA DO ROSÁRIO *	72	CENTRO	VISCONDE DO RIO BRANCO	MG	422,00	905,00	R$	213.626,42
3151	PRAÇA DO ROSÁRIO *	26	CENTRO	VIÇOSA	MG	1.189,00	1.805,31	R$	978.994,26
3153	AV.THALES CHAGAS/RUA NSA. SRA. DE LOUTREDES *	337	CENTRO	VESPASIANO	MG	490,00	1.988,00	R$	559.414,51
3154	RUA JOÃO ANTÔNIO CARDOSO *	207	OURO PRETO	BELO HORIZONTE	MG			R$	256.281,77
3155	RUA GONÇALVES LEDO, C/ RUA DA PRODUÇÃO *	S/Nº	DISTRITO INDUSTRIAL	UBERLANDIA	MG	600,00	2.687,00	R$	149.818,20
3156	AV. ANTONIO CARLOS *	475	URBANO	TIROS	MG	66,00	480,00	R$	342.641,39
3158	RUA SETE DE SETEMBRO *	S/Nº	CENTRO	IBITURUNA	MG	66,00	360,00	R$	98.421,99
3159	RUA DJALMA PINHEIRO CHAGAS *	74	CENTRO	PRADOS	MG	101,00	360,00	R$	105.589,49

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	44/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
3160	RUA CEL. ANTÔNIO FAUSTINO *	S/Nº	URBANO	SERRANIA	MG	101,00	600,00	R$	152.440,45
3162	RUA MARIA PERPÉTUA	72	LADEIRA	JUIZ DE FORA	MG	7.949,00	3.240,00	R$	8.942.376,14
3164	RUA SAO JOSE *	25	CENTRO	SIMÃO PEREIRA	MG	25,00	768,00	R$	38.984,20
3165	AV. BARÃO DO RIO BRANCO *	2288	CENTRO	JUIZ DE FORA	MG	234,00	234,00	R$	2.167.731,22
3167	SERRA SANTA MARIA *	S/Nº	RURAL	VISCONDE DO RIO BRANCO	MG	84,00	2.500,00	R$	69.926,81
3168	RUA BELA VISTA *	S/Nº	CENTRO	BARROSO	MG	44,00	2.361,00	R$	169.692,34
3169	FAZENDA LOANA *	S/Nº	RURAL	BICAS	MG	44,00	2.000,00	R$	135.133,57
3170	MORRO PRÓXIMO DA REPRESA *	S/Nº	RURAL	TEIXEIRAS	MG	85,00	2.500,00	R$	69.227,55
3171	AV. JUSCELINO KUBITSCHEK	S/Nº	URBANO	VIÇOSA	MG	48,00	400,00	R$	76.744,68
3172	SERRA DA MINA *	S/Nº	RURAL	CONCEIÇÃO DO MATO DENTRO	MG	44,00	570,00	R$	51.046,57
3173	RUA XV DE NOVEMBRO *	100	BREJO	CONCEIÇÃO DO MATO DENTRO	MG	281,00	1.288,00	R$	316.418,83
3174	MORRO PRÓXIMO DA LOCALIDADE	S/Nº	SERRA DOS PEREIRAS	BRASÓPOLIS	MG	44,00	1.200,00	R$	62.409,68
3176	TRAV. AFONSO PENA *	S/Nº	CENTRO	CONCEIÇÃO DO RIO VERDE	MG	110,00	699,00	R$	203.836,66
3177	FAZENDA INHAUMA *	S/Nº	RURAL	CORAÇÃO DE JESUS	MG	44,00	2.500,00	R$	60.486,69
3178	RUA GONTIJO RIBEIRO *	702	URBANO	CORAÇÃO DE JESUS	MG	66,00	275,00	R$	76.220,23
3179	SERRA DO CATUNI *	S/Nº	ZONA RURAL	ITACAMBIRA	MG	44,00	2.500,00	R$	51.571,03
3181	SERRA DA PIPOCA *	S/Nº	ZONA RURAL	IPANEMA	MG	22,00	632,00	R$	55.941,45
3182	FAZENDA MATA VIRGEM *	S/Nº	RURAL	DOM SILVÉRIO	MG	22,00	900,00	R$	104.016,14
3183	RUA JOSE MARTINS *	30	CENTRO	MEDINA	MG	106,00	330,00	R$	114.679,97
3184	MORRO PRÓXIMO DA LOCALIDADE *	S/Nº	RURAL	CARLOS CHAGAS	MG	23,00	1.086,00	R$	29.019,63
3185	RUA ELIEZER NASCIMENTO *	11	CENTRO	CARLOS CHAGAS	MG	96,00	440,00	R$	126.217,90
3186	MORRO DA REPETIDORA DE TV *	S/Nº	ZONA RURAL	RIO CASCA	MG	44,00	2.457,00	R$	114.155,52
3187	AV. SENADOR CUPERTINO *	148	CENTRO	RIO CASCA	MG	270,00	2.040,00	R$	368.863,94
3188	AV. ANTÔNIO CARLOS *	297	CENTRO	SACRAMENTO	MG	536,00	1.513,00	R$	552.421,83
3189	PRAÇA DOS EX-COMBATENTES *	135	CENTRO	CLÁUDIO	MG	110,00	939,00	R$	416.064,54
3190	PRAÇA PADRE LAZARO DE MENEZES *	67	CENTRO	COROMANDEL	MG	302,00	910,00	R$	318.167,00
3191	ALTO DO MORRO DAS TRÊS PORTEIRAS *	S/Nº	RURAL	UBÁ	MG	18,00	225,00	R$	137.056,55
3192	RUA ALVIM COUTO *	155	CENTRO	ÁGUAS FORMOSAS	MG	112,00	974,00	R$	116.952,60
3193	RUA TUPINAMBAS *	151	URBANO	GUIMARÂNIA	MG	38,00	240,00	R$	71.325,35
3194	MORRO DAS PEDRAS *	S/Nº	ZONA RURAL	PATROCÍNIO	MG	84,00	2.500,00	R$	108.736,20
3196	RUA TEODORO GONCALVES *	226	CENTRO	PATROCÍNIO	MG	1.177,00	1.777,00	R$	1.468.463,09
3197	RUA CANDIDO ALVARES *	526	URBANO	SERRA DO SALITRE	MG	26,00	456,00	R$	86.184,80
3198	RUA CAPITAO JOAO RIBEIRO *	143	CENTRO	MARIA DA FÉ	MG	271,00	814,00	R$	201.913,67
3199	MORRO BANDEIRINHA *	S/Nº	RURAL	GOUVEA	MG	84,00	2.500,00	R$	80.415,84
3200	FAZENDA GALHEIRO *	S/Nº	RURAL	GOUVEA	MG	84,00	2.500,00	R$	119.400,03
3201	RUA JOÃO PINTO *	366	CENTRO	CONSELHEIRO PENA	MG	406,00	1.119,00	R$	198.067,70
3202	MORRO DO AEROPORTO *	S/Nº	VILA BARREIROS	TEÓFILO OTONI	MG			R$	18.705,42
3203	RUA NOSSA SENHORA DO ROSARIO *	28	CENTRO	JAPARAIBA	MG	38,00	300,00	R$	82.863,27
3204	RUA OPEMA *	S/Nº	CENTRO	PIRAUBA	MG	66,00	430,00	R$	33.040,42
3205	FAZENDA BOA VISTA *	S/Nº	ZONA RURAL	JAGUARÃO	MG	3,00	900,00	R$	29.019,63
3206	MORRO DO ROSÁRIO	S/Nº	ZONA RURAL	MARIANA	MG	83,00	2.100,00	R$	84.436,63
3207	RUA ITAMBACURI *	70	URBANO	FREI INOCÊNCIO	MG	66,00	300,00	R$	74.646,87
3208	RUA CEL. J. URBANO DE FIGUEIREDO *	106	URBANO	SÃO TOMÁS DE AQUINO	MG	82,00	242,00	R$	94.925,65
3210	RUA BIAS FORTES *	400	CENTRO	ITAOBIM	MG	1.106,00	1.320,00	R$	620.600,47
3211	MORRO PRÓXIMO DA CAPELA *	S/Nº	RURAL	VOLTA GRANDE	MG	30,00	875,00	R$	32.865,60
3212	MORRO PRÓXIMO DA LOCALIDADE *	S/Nº	RURAL	GUANHÃES	MG	44,00	900,00	R$	48.249,50
3213	PICO DO IBITURUNA *	S/Nº	RURAL	GOVERNADOR VALADARES	MG	190,00	4.577,00	R$	166.425,82
3214	RUA 13 DE MAIO *	420	VILA BRETAS	GOVERNADOR VALADARES	MG	347,00	1.300,00	R$	870.588,83

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	45/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
3215	MORRO TAQUARAL *	S/Nº	ZONA RURAL	PEÇANHA	MG	27,00	439,00	R$	93.352,30
3216	RUA ITAPECERICA *	801	CENTRO	DIVINÓPOLIS	MG	1.206,00	1.620,00	R$	1.444.995,52
3218	RUA MARECHAL DEODORO *	443	CENTRO	MONTE SANTO DE MINAS	MG	12,00	486,00	R$	155.237,53
3219	RUA BIAS FORTES *	193	CENTRO	PALMA	MG	34,00	293,00	R$	60.137,06
3220	RUA DIOGO ALVARES *	501	BENFICA	JUIZ DE FORA	MG	194,00	360,00	R$	159.607,95
3221	MORRO PRÓXIMO DA REPETIDORA DE TV *	S/Nº	ZONA RURAL	NAQUE	MG	3,00	400,00	R$	82.688,46
3222	RUA DILERMANDO ALVES DA CUNHA *	349	URBANO	BAMBUÍ	MG	21,00	412,00	R$	81.464,74
3225	RUA GERONIMO AGUIAR *	13	CENTRO	SÃO JOÃO DA PONTE	MG	33,00	201,00	R$	119.225,22
3226	AV. JOÃO PINHEIRO *	913	URBANO	SÃO FRANCISCO	MG	74,00	330,00	R$	138.105,46
3228	MORRO DA REPETIDORA *	S/Nº	RURAL	FRANCISCO SÁ	MG	64,00	2.497,00	R$	73.248,34
3229	RUA DOIS *	104	CANELAS	MONTES CLAROS	MG	110,00	405,00	R$	118.351,13
3230	MORRO DA CORUJA *	S/Nº	ZONA RURAL	ABAETÉ	MG	34,00	900,00	R$	48.249,50
3232	FAZENDA CAMPO DA SERRA (MORRO DA REP.TV) *	S/Nº	RURAL	CRUZÍLIA	MG	44,00	2.493,00	R$	51.920,66
3233	MORRO ALTO CAIPORA	S/Nº	MONSENHOR ISIDRO	OURO BRANCO	MG			R$	121.672,66
3234	MORRO CHACARÁ	S/Nº	RURAL	ANDRELÂNDIA	MG	101,00	2.500,00	R$	75.520,96
3235	MORRO PRÓXIMO DA LOCALIDADE *	S/Nº	RURAL	AIURUOCA	MG	26,00	2.507,00	R$	53.494,01
3236	RUA DEZ *	S/Nº	URBANO	CONGONHAS	MG	87,00	1.138,00	R$	102.967,23
3237	SERRA DA PRATINHA *	S/Nº	RURAL	ATALÉIA	MG	100,00	900,00	R$	83.212,91
3238	RUA INTENDENTE CAMARA *	34	PIONEIROS	OURO BRANCO	MG	995,00	726,00	R$	641.578,52
3240	FAZENDA CORREGO DO PALMITAL *	S/Nº	RURAL	DIVINO DAS LARANJEIRAS	MG			R$	4.720,06
3241	RUA JOSÉ PEREIRA LIMA *	151	URBANO	CARVALHÓPOLIS	MG	23,00	286,00	R$	48.249,50
3242	SERRA DA BIQUINHA *	S/Nº	RURAL	CARATINGA	MG	9,00	900,00	R$	41.781,27
3243	FAZENDA BREJÃO *	S/Nº	ZONA RURAL	MONTES CLAROS	MG	44,00	3.500,00	R$	29.019,63
3244	RUA FLOR DA NOIVA *	S/Nº	DOS MANACÁS	BELO HORIZONTE	MG	110,00	360,00	R$	172.194,78
3245	RUA LÍDIA *	120	PIRAJÁ	BELO HORIZONTE	MG	110,00	300,00	R$	109.785,10
3246	RUA SÃO VICENTE C / SRA.DE LOURDES *	120	OLHOS D’ÁGUA	BELO HORIZONTE	MG	156,00	360,00	R$	159.083,50
3247	RUA DUQUE DE CAXIAS	310	URBANO	CONCEIÇÃO APARECIDA	MG			R$	4.195,61
3248	RUA ITAMBACURI *	780	CENTRO	NANUQUE	MG	681,00	586,00	R$	323.411,51
3249	RUA CEL. HEFREN EPIFANIO *	71	URBANO	FELIXLÂNDIA	MG	43,00	330,00	R$	58.214,07
3250	RUA DO ROSARIO *	S/Nº	ZONA RURAL	JESUANIA	MG	66,00	330,00	R$	85.310,71
3252	MORRO DA REPETIDORA DE TV *	S/Nº	RURAL	GUARACIABA	MG	12,00	157,00	R$	23.949,93
3253	RUA HERNESTO HERMES *	170	URBANO	ARAPONGA	MG	24,00	194,00	R$	9.789,75
3254	PRAÇA MARCELINO VIEIRA *	S/Nº	URBANO	CARANAÍBA	MG	30,00	153,00	R$	55.766,63
3255	FAZENDA VASSOURAS *	S/Nº	RURAL	CRISTIANO OTONI	MG	6,00	900,00	R$	50.871,76
3256	RUA PROFESSOR VIRGILIO LACERDA *	S/Nº	CENTRO	SANTANA DOS MONTES	MG	25,00	400,00	R$	77.269,13
3257	RUA CICERO FERREIRA *	142	URBANO	BOM SUCESSO	MG	110,00	1.023,00	R$	290.196,28
3258	RUA FREITAS DE OLIVEIRA	25	CENTRO	IBIRITE	MG	110,00	483,00	R$	115.204,43
3259	RUA ABILIO ANTUNES DE SIQUEIRA *	S/Nº	CENTRO	MIRAI	MG	21,00	400,00	R$	197.368,43
3260	FAZENDA CACHOEIRA DO BOM JARDIM *	S/Nº	ZONA RURAL	PIRAPETINGA	MG	22,00	600,00	R$	33.914,50
3261	RUA DR. SATURNINO *	55	CENTRO	PASSOS	MG	809,00	385,00	R$	687.030,94
3262	RUA CEL. JOSE JUSTINO	671	CENTRO	SÃO LOURENCO	MG	175,00	500,00	R$	578.273,66
3264	RUA DA FACULDADE	S/Nº	JARDIM ALICE	VISCONDE DO RIO BRANCO	MG	—	1.304,00	R$	10.663,84
3265	RUA ADEODATO DE ALMEIDA C/ PÇª 28 DE SETEMBRO.	191	CENTRO	VISCONDE DO RIO BRANCO	MG	160,00	361,00	R$	110.309,55
3267	RUA RESPLENDOR *	113	CENTRO	POCRANE	MG	56,00	152,00	R$	46.501,33
3268	RUA S *	3	VILA UM	OURO BRANCO	MG	127,00	747,00	R$	159.433,14
3269	FAZENDA GERAIS/FAZENDA BUCAINA	S/Nº	RURAL	BOM JARDIM DE MINAS	MG	31,00	1.131,00	R$	73.947,61
3270	MORRO PRÓXIMO DA LOCALIDADE - LOCAL DENOMINADO BERTA *	S/Nº	ZONA RURAL	ITAMONTE	MG	21,00	600,00	R$	20.103,96
3271	SÍTIO FINCA PÉ *	S/Nº	RURAL	ARGIRITA	MG	8,00	316,00	R$	21.852,13

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	46/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
3272	RUA DONA INES SALLOTTI *	46	CENTRO	MONSENHOR PAULO	MG	38,00	385,00	R$	65.731,20
3273	RUA CONSTÂNCIA CARVALHO *	S/Nº	URBANO	SANTO ANTÔNIO DO AMPARO	MG	115,00	602,00	R$	171.145,88
3274	RUA VIRGILIO SILVEIRA *	238	URBANO	CARMO DA MATA	MG	79,00	357,00	R$	118.700,77
3275	MORRO PRÓXIMO DA LOCALIDADE *	S/Nº	RURAL	ESPERA FELIZ	MG	22,00	2.500,00	R$	90.030,77
3276	RUA RUI BARBOSA *	S/Nº	CENTRO	ITAMARANDIBA	MG	96,00	204,00	R$	64.157,85
3277	RUA PRESIDENTE MEDICI *	429	CENTRO	JACINTO	MG	45,00	362,00	R$	53.144,38
3278	RUA CEL. JOAQUIM RESENDE *	40	URBANO	DESTERRO DE ENTRE RIOS	MG	12,00	150,00	R$	71.325,35
3282	RUA GRÃO MOGOL *	50	CENTRO	TAIOBEIRAS	MG	37,00	360,00	R$	101.918,33
3283	TRAV. MARQUES PARANA *	S/Nº	ZONA RURAL	JACUÍ	MG	66,00	260,00	R$	95.275,28
3284	RUA GADBEM DOS SANTOS *	33	URBANO	SÃO BENTO ABADE	MG	51,00	150,00	R$	44.753,16
3285	AV. MINAS GERAIS *	S/Nº	CENTRO	IBERTIOGA	MG	40,00	490,00	R$	53.494,01
3286	RUA JOSÉ COSTA NEVES *	69	URBANO	BUARQUE DE MACEDO	MG	4,00	144,00	R$	20.978,04
3287	MORRO PRÓXIMO DA LOCALIDADE *	S/Nº	ZONA RURAL	PIEDADE DE PONTE NOVA	MG	12,00	439,00	R$	92.653,03
3288	TRAV. AUGUSTO PEREIRA GOMES *	S/Nº	CENTRO	RIO DOCE	MG	6,00	180,00	R$	31.991,52
3289	MORRO PRÓXIMO DA LOCALIDADE	S/Nº	RURAL	BARRA LONGA	MG	3,00	400,00	R$	30.592,98
3290	ALTO DO CRUZEIRO *	S/Nº	RURAL	BOM JESUS DO AMPARO	MG	2,00	500,00	R$	53.668,83
3291	MORRO DA REPETIDORA DE TV *	S/Nº	ZONA RURAL	LEME DO PRADO	MG	9,00	900,00	R$	40.557,55
3292	MORRO PRÓXIMO DA LOCALIDADE *	S/Nº	RURAL	GRÃO MOGOL	MG			R$	107.162,84
3293	MORRO DO CEMITERIO *	S/Nº	ZONA RURAL	MIRADOURO	MG	18,00	180,00	R$	21.502,50
3294	FAZENDA MIRANDA *	S/Nº	RURAL	CAMPESTRE	MG	50,00	900,00	R$	63.108,95
3295	SERRA PEDRA DO CORAÇÃO	S/Nº	RURAL	CALDAS	MG	110,00	280,00	R$	44.753,16
3296	RUA JOSÉ CARNEIRO MONCORVO *	S/Nº	URBANO	DORES DE CAMPOS	MG	12,00	900,00	R$	103.316,87
3297	RUA EMIR SALES *	115	URBANO	SANTO HIPÓLITO	MG	3,00	360,00	R$	90.030,77
3298	MORRO DA BOA VISTA *	S/Nº	RURAL	SÃO DOMINGOS DO PRATA	MG	6,00	1.225,00	R$	20.978,04
3299	MORRO LIMEIRA *	S/Nº	ZONA RURAL	PIRANGA	MG	26,00	900,00	R$	43.704,26
3300	FAZENDA TRÊS PEDRAS *	S/Nº	RURAL	CAETANÓPOLIS	MG	21,00	904,00	R$	81.814,37
3301	AV. JOSÉ EDUARDO DE SOUZA *	S/Nº	CENTRO	JACUI	MG	26,00	2.500,00	R$	75.870,59
3304	RUA JOSÉ ALBERTO PELUCIO *	S/Nº	CENTRO	BAEPENDI	MG	110,00	526,00	R$	185.306,06
3305	FAZENDA DOS TACHOS *	S/Nº	ZONA RURAL	VARGINHA	MG	109,00	1.064,00	R$	106.988,02
3306	PRAÇA PEDRO SEVERINO AGUIAR *	208	URBANO	SÃO FRANCISCO DE PAULA	MG	101,00	360,00	R$	155.587,16
3307	AV. BENEDITO VALADARES *	379	CENTRO	JABOTICATUBAS	MG	25,00	240,00	R$	50.871,76
3308	RUA ESTANISLAU FERRAZ	S/Nº	CENTRO	ROMARIA	MG	24,00	240,00	R$	44.753,16
3309	RUA DAS FLORES *	85	CENTRO	IRAI DE MINAS	MG	23,00	232,00	R$	72.374,25
3310	RUA SÃO JOÃO *	281	ÁGUA BRANCA	CONTAGEM	MG	27,00	360,00	R$	169.747,34
3311	RUA DO ROSARIO *	4	CENTRO	QUELUZITA	MG	37,00	190,00	R$	122.721,56
3312	RUA CASTRO ALVES *	160	CENTRO	MONTE CARMELO	MG	452,00	404,00	R$	454.524,29
3313	RUA ALFREDO TORMIM *	44	URBANO	ESTRELA DO SUL	MG	130,00	165,00	R$	83.387,73
3315	RUA CUIABANA *	253	URBANO	CASCALHO RICO	MG	23,00	270,00	R$	36.012,31
3316	RUA NOSSA SENHORA DE LOURDES *	421	URBANO	CRUCILÂNDIA	MG	26,00	225,00	R$	54.368,10
3317	CÓRREGO FRUTEIRAS *	S/Nº	ZONA RURAL	TAPIRA	MG	3,00	225,00	R$	65.031,94
3318	RUA PROXIMA DA CAIXA D’AGUA *	S/Nº	ZONA RURAL	PEDRA DOURADA	MG	3,00	180,00	R$	45.102,79
3319	RUA JOÃO DE OLIVEIRA PORTO *	S/Nº	CENTRO	RIACHO DA CRUZ	MG	3,00	225,00	R$	34.438,96
3320	RUA OLEGARIO MACIEL *	640	CENTRO	RESPLENDOR	MG	99,00	1.000,00	R$	165.376,91
3321	MORRO REPETIDORA DE TV *	S/Nº	ZONA RURAL	ÁGUA BOA	MG	3,00	245,00	R$	28.844,81
3322	PRAÇA MARECHAL CASTELO BRANCO *	S/Nº	URBANO	ÁGUAS VERMELHAS	MG	38,00	1.727,00	R$	70.800,90
3323	RUA HUM *	146	URBANO	SÃO JOÃO DO ORIENTE	MG	30,00	225,00	R$	39.508,65
3324	RUA CESARIO PARREIRAS *	88	URBANO	CRUCILÂNDIA	MG	38,00	240,00	R$	55.941,45
3326	RUA DOS BANDEIRANTES *	57	CENTRO	NOVA ERA	MG	150,00	1.041,00	R$	142.825,52

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	47/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
3328	RUA DO PATROCINIO *	137	PALMEIRAS DO IMPÉRIO	ARAGUARI	MG	738,00	7.600,00	R$	676.541,92
3329	RUA JOSÉ CRISTIANO ALVES *	6	URBANO	SÃO THOMÉ DAS LETRAS	MG	22,00	152,00	R$	68.877,91
3330	MORRO PRÓXIMO DA LOCALIDADE *	S/Nº	RURAL	DIVINO	MG	22,00	2.500,00	R$	38.809,38
3331	RUA LUIZ MARQUES RABELO *	386	URBANO	CAMPOS GERAIS	MG	55,00	654,00	R$	135.133,57
3332	RUA JOSÉ BONIFACIO *	S/Nº	CENTRO	SERRANOS	MG	101,00	360,00	R$	51.221,39
3333	RUA MAESTRO ABGAIL *	S/Nº	CENTRO	EUGENÓPOLIS	MG	66,00	80,00	R$	55.242,18
3334	AV. DR. JORGE BACHA *	S/Nº	CENTRO	PEDRALVA	MG	38,00	240,00	R$	85.485,53
3335	RUA DR. VITOR G.C.MENESES E SOUZA *	34	URBANO	BONFIM	MG	39,00	520,00	R$	153.314,54
3336	RUA GOVERNADOR KUBITSCHEK *	250	URBANO	COLUNA	MG	28,00	150,00	R$	40.382,73
3337	FAZENDA SÃO FRANCISCO *	S/Nº	RURAL	SABINOPOLIS	MG	22,00	1.920,00	R$	83.212,91
3339	RUA JOAQUIM VIVAS DA MATA *	S/Nº	ZONA RURAL	MERCES DE AGUA LIMPA	MG	3,00	225,00	R$	37.061,21
3340	FAZENDA SAPUPEMBA *	S/Nº	ZONA RURAL	SÃO JOÃO EVANGELISTA	MG	26,00	900,00	R$	48.773,95
3341	MORRO DO CRUZEIRO *	S/Nº	RURAL	BIAS FORTES	MG	7,00	225,00	R$	16.257,98
3342	RUA JOAQUIM ALVES DE ARAUJO	S/Nº	URBANO	SANTANA DE CATAGUASES	MG	34,00	350,00	R$	51.221,39
3343	RUA JOÃO BARCELOS *	80	URBANO	DOM SILVÉRIO	MG	55,00	175,00	R$	36.012,31
3344	RUA JOÃO HONORATO DE CARVALHO	S/Nº	URBANO	CARVALHÓPOLIS	MG	6,00	186,00	R$	34.438,96
3345	AV. MAJOR LISBOA CUNHA *	122	CENTRO	WENCESLAU BRAZ	MG	26,00	280,00	R$	55.067,37
3346	RUA PULCHEIRA PENA PAIVA *	250	JARDIM AURELIANO	POUSO ALEGRE	MG	265,00	634,00	R$	326.907,85
3347	RUA VIRGILIO DE MELO FRANCO *	97	URBANO	SÃO ROQUE DE MINAS	MG	27,00	217,00	R$	77.094,31
3348	RUA ALVORADA *	177	SÃO BENEDITO	SANTA LUZIA	MG	231,00	335,00	R$	256.106,95
3349	MORRO MAE D’AGUA	S/Nº	RURAL	AMPARO DO SERRA	MG	30,00	405,00	R$	36.536,76
3350	AV. DONA BALDUÍNA	1125	CENTRO	ABADIA DOS DOURADOS	MG	38,00	200,00	R$	180.134,94
3351	RUA MONTE SOL *	S/Nº	CENTRO	MONTE VERDE	MG	75,00	77,00	R$	63.283,77
3352	RUA ACRE *	S/Nº	CENTRO	PRESIDENTE JUSCELINO	MG	35,00	158,00	R$	1.538,39
3355	MONTE SIAO -FAZENDA SERRA VELHA -RODOVIA BR 135 *	S/Nº	RURAL	BOCAIÚVA	MG	89,00	2.500,00	R$	84.086,99
3358	RUA VILA VIDAL *	64	JOCKEY CLUBE	JUIZ DE FORA	MG	77,00	300,00	R$	114.505,16
3359	MORRO PRÓXIMO DA LOCALIDADE *	S/Nº	RURAL	CONQUISTA	MG	3,00	650,00	R$	51.046,57
3360	RUA SÃO MATEUS *	958	SÃO MATEUS	JUIZ DE FORA	MG	33,00	335,00	R$	304.181,64
3361	RUA IBITIQUAIA *	264	SANTA LUZIA	JUIZ DE FORA	MG	153,00	300,00	R$	114.854,79
3362	AV. GENERAL CARLOS GUEDES - ITAPOA *	715	PLANALTO	BELO HORIZONTE	MG	193,00	360,00	R$	246.317,20
3363	RUA JOSE JOAQUIM DOS SANTOS *	33	CÉU AZUL	BELO HORIZONTE	MG	97,00	505,00	R$	198.067,70
3364	RUA HENRIQUE DIAS *	715	APARECIDA	BELO HORIZONTE	MG	106,00	360,00	R$	143.175,15
3365	RUA BOLIVAR *	105	UNIÃO	BELO HORIZONTE	MG	147,00	360,00	R$	197.892,88
3366	RUA CLORIS *	233	ANA LÚCIA	SABARA	MG	110,00	360,00	R$	108.211,74
3367	RUA CONDE D’EU *	554	VERA CRUZ	BELO HORIZONTE	MG	78,00	436,00	R$	134.958,75
3368	RUA LIGNITO *	335	SANTA EFIGENIA	BELO HORIZONTE	MG	189,00	650,00	R$	319.915,17
3369	AV. PAULO CAMILO PENA *	292	BELVEDERE	BELO HORIZONTE	MG	152,00	565,00	R$	372.360,28
3370	RUA NOVO MUNDO - GLORIA *	94	COQUEIROS	BELO HORIZONTE	MG	122,00	360,00	R$	138.979,54
3371	RUA CATAPRETA *	179	JOÃO PINHEIRO	BELO HORIZONTE	MG	161,00	360,00	R$	211.878,25
3372	RUA GARRET *	1104	JARDIM AMÉRICA	BELO HORIZONTE	MG	152,00	360,00	R$	196.494,35
3373	RUA URSULA PAULINO *	1645	BETANIA	BELO HORIZONTE	MG	153,00	376,00	R$	229.185,13
3374	RUA CEL. SALATIEL VAZ *	402	INDUSTRIA	CONTAGEM	MG	159,00	360,00	R$	194.221,72
3375	AV SENADOR LEVINDO COELHO	2021	VALE DO JATOBÁ	BELO HORIZONTE	MG	137,00	404,00	R$	117.127,41
3376	RUA LUIZ GONÇALVES *	S/Nº	URBANO	GRÃO MOGOL	MG	37,00	432,00	R$	72.199,44
3377	RUA SÃO PAULO *	553	URBANO	VARZELÂNDIA	MG	38,00	625,00	R$	126.043,08
3378	RUA BENEDITO VALADARES *	S/Nº	URBANO	SÃO JOÃO DO PARAÍSO	MG	32,00	260,00	R$	86.009,98
3379	PRAÇA BENEDITO VALADARES *	293	CENTRO	RIO PARDO DE MINAS	MG	37,00	419,00	R$	135.832,84
3380	RUA MESTRE CAMILO *	S/Nº	URBANO	BOM JESUS DO AMPARO	MG	38,00	408,00	R$	44.228,71

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	48/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
3381	AV. QUINTINO VARGAS *	216	CENTRO	SÃO ROMÃO	MG	37,00	360,00	R$	104.365,77
3382	RUA SETE DE SETEMBRO *	485	CENTRO	CAMPESTRE	MG	110,00	466,00	R$	163.628,74
3384	FAZENDA PRATA *	S/Nº	RURAL	GONZAGA	MG	60,00	900,00	R$	74.472,06
3385	AV. BARÃO DO RIO BRANCO *	15	SANTA TEREZA	JUIZ DE FORA	MG	279,00	2.028,00	R$	416.064,54
3386	PRAÇA PAULINO FIGUEIREIDO *	390	CENTRO	CALDAS	MG	110,00	394,00	R$	228.485,86
3387	RUA ILKA FRANCA *	188	CENTRO	SETE LAGOAS	MG	300,00	300,00	R$	1.276.164,35
3388	RUA URCINE CAMPELO	107	BOA VISTA	SETE LAGOAS	MG	537,00	1.518,00	R$	566.350,49
3389	FAZENDA BOA ESPERANÇA (BR-040/TREVO PIRAPATOS)	S/Nº	ZONA RURAL	JOÃO PINHEIRO	MG			R$	163.628,74
3390	RUA JOAQUIM SEVERO DE OLIVEIRA *	S/Nº	URBANO	BANDEIRA DO SUL	MG	37,00	421,00	R$	90.380,41
3391	FAZENDA VEREDA COMPRIDA *	S/Nº	ZONA RURAL	RIO PARDO DE MINAS	MG	26,00	900,00	R$	48.948,77
3392	RUA MINAS GERAIS *	S/Nº	CENTRO	MONTE SIÃO	MG	111,00	342,00	R$	207.857,45
3394	MORRO PRÓXIMO DO CEMITÉRIO *	S/Nº	ZONA RURAL	ITAU DE MINAS	MG	37,00	900,00	R$	54.018,46
3395	AV. AMARO DOMINGUES *	S/Nº	CENTRO	PIRAPETINGA	MG	79,00	283,00	R$	83.562,54
3396	RUA MARECHAL DEODORO *	S/Nº	CENTRO	ITAMONTE	MG	110,00	574,00	R$	206.983,37
3397	RUA FRANCISCO ANASTACIO LOBO *	S/Nº	CENTRO	ITABIRINHA DE MANTENA	MG	16,00	300,00	R$	86.709,25
3398	RUA LEONIL PRATA	579	ALÍPIO DE MELO	BELO HORIZONTE	MG	80,00	610,00	R$	135.832,84
3399	RUA PADRE LUIZ *	374	URBANO	ESTRELA DO INDAIÁ	MG	38,00	254,00	R$	82.863,27
3400	RUA PAULO SALVO *	69	CENTRO	PRESIDENTE JUSCELINO	MG	35,00	200,00	R$	59.962,24
3401	RUA OTAVIANO BOTELHO *	87	URBANO	CORONEL MURTA	MG	35,00	411,00	R$	63.808,22
3404	AV. PINHEIROS *	S/Nº	RETIRO DAS PEDRAS	BRUMADINHO	MG	110,00	758,00	R$	291.944,45
3405	RUA MANOEL BANDEIRA *	26	VEREDAS DA SERRA	JUATUBA	MG	21,00	1.000,00	R$	75.171,32
3407	MORRO DA REPETIDORA DE TV *	S/Nº	DO SOSSEGO	RIO DOCE	MG	3,00	144,00	R$	30.418,16
3408	RUA HERCULANO VELOSO *	97	MATOZINHOS	SÃO JOÃO DEL REI	MG	525,00	800,00	R$	846.114,44
3409	MORRO PRÓXIMO DA LOCALIDADE *	S/Nº	RURAL	SANTA RITA DE JACUTINGA	MG	26,00	900,00	R$	16.432,80
3410	AV. ALFERES RENO *	S/Nº	CENTRO	PIRANGUINHO	MG	34,00	250,00	R$	103.491,68
3411	RUA JOAQUIM RIBEIRO DE CASTRO *	135	URBANO	CRISTIANO OTONI	MG	27,00	360,00	R$	59.262,97
3412	RUA GALBA VELOSO	327	SANTA TEREZA	BELO HORIZONTE	MG	1.000,00	4.955,00	R$	1.316.372,27
3413	ALTO DO SANTUARIO *	S/Nº	ZONA RURAL	LAJINHA	MG	26,00	900,00	R$	38.984,20
3414	PRAÇA SEBASTIÃO LEME DO PRADO *	109	CENTRO	MINAS NOVAS	MG	61,00	61,00	R$	89.331,50
3415	RUA AMERICO DE MENEZES *	S/Nº	SÃO PEDRO	GOVERNADOR VALADARES	MG	110,00	360,00	R$	185.655,69
3416	AV. MINAS GERAIS *	1835	NOSSA SRA DAS GRAÇAS	GOVERNADOR VALADARES	MG	150,00	449,00	R$	290.196,28
3417	RUA TARCISIO RIBEIRO *	79	SANTANENSE	ITAUNA	MG	29,00	302,00	R$	59.437,79
3418	FAZENDA MORRO *	S/Nº	ZONA RURAL	MORRO	MG			R$	80.765,47
3419	AV. JOSÉ FRANCISCO DA SILVA *	S/Nº	ZONA RURAL	ITATIAIUCU	MG	27,00	324,00	R$	86.884,07
3421	CHÁCARA PARAISO *	S/Nº	RURAL	CISNEIROS	MG	3,00	233,00	R$	14.859,45
3422	MORRO DO CRUZEIRO *	S/Nº	ZONA RURAL	CACHOEIRA ALEGRE	MG	3,00	225,00	R$	37.585,66
3423	RUA BARCELOS *	S/Nº	URBANO	SILVEIRA CARVALHO	MG	3,00	303,00	R$	20.453,59
3424	RUA MANOEL RIBEIRO *	S/Nº	URBANO	SÃO JOSÉ DO GOIABAL	MG	23,00	392,00	R$	37.061,21
3425	RUA CEL. PROCOPIO RIBEIRO *	S/Nº	URBANO	GONCALVES	MG	34,00	340,00	R$	161.181,31
3426	RUA LOURENCO MENICUCCI *	430	CENTRO	LAVRAS	MG	387,00	612,00	R$	354.878,58
3427	MORRO CEMITÉRIO *	S/Nº	RURAL	ALTO JEQUITIBÁ	MG	26,00	392,00	R$	23.775,12
3428	RUA DO CANO *	S/Nº	URBANO	TRÊS CORAÇÕES	MG	130,00	2.444,00	R$	52.794,74
3429	MORRO PRÓXIMO DA CAIXA D’AGUA	S/Nº	RURAL	CATAS ALTAS DA NORUEGA	MG	3,00	225,00	R$	44.053,89
3430	MORRO DO CEMITÉRIO *	S/Nº	ZONA RURAL	LAMIM	MG	3,00	225,00	R$	79.716,57
3431	SÍTIO CHÁCARA CHALÉ *	S/Nº	RURAL	CARANGOLA	MG	30,00	657,00	R$	37.061,21
3432	PRAÇA NSA.SRA DA PIEDADE *	S/Nº	CENTRO	ROCHEDO DE MINAS	MG	34,00	240,00	R$	38.984,20
3433	AV. DA SAUDADE *	S/Nº	URBANO	FAMA	MG	34,00	225,00	R$	26.921,82
3434	MORRO DO CRUZEIRO *	S/Nº	RURAL	CACHOEIRA DA PRATA	MG	22,00	600,00	R$	29.019,63

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	49/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
3435	MORRO DA REPETIDORA DE TV *	S/Nº	ZONA RURAL	MATIPÓ	MG	26,00	445,00	R$	61.885,23
3436	FAZENDA BOM PASTOR *	S/Nº	ZONA RURAL	MATIAS BARBOSA	MG	37,00	2.500,00	R$	128.315,70
3437	RUA AFONSO CESARIO *	37	URBANO	VIRGEM DA LAPA	MG	34,00	171,00	R$	59.962,24
3438	AV. PADRE RINO	590	URBANO	UBAPORANGA	MG	34,00	168,00	R$	148.070,03
3439	RUA JOSE MOREIRA PONTES *	105	CENTRO	MARLIERIA	MG	34,00	189,00	R$	17.481,70
3440	RUA JORGE RAIMUNDO *	575	SANTA CÂNDIDA	JUIZ DE FORA	MG	110,00	370,00	R$	70.276,45
3441	RUA CEL. ALVIM ALBINO MENEZES *	9	URBANO	BUENÓPOLIS	MG	27,00	217,00	R$	42.480,54
3442	PRAÇA NSA. SRA. DO CARMO *	S/Nº	CENTRO	LUMINARIAS	MG	12,00	184,00	R$	111.358,45
3443	RUA JOÃO ANTONIO CARVALHAIS	335	CENTRO	RIO VERMELHO	MG	40,00	300,00	R$	53.319,20
3444	CHÁCARA NOSSA SENHORA APARECIDA *	S/Nº	RURAL	ANGUSTURA	MG	3,00	144,00	R$	16.782,44
3445	RUA ENGENHEIRO ALVARES MACIEL *	171	URBANO	INCONFIDENTES	MG	336,00	361,00	R$	109.435,46
3446	MORRO SÃO DOMINGOS *	S/Nº	RURAL	VIÇOSA	MG	102,00	2.000,00	R$	118.351,13
3447	PRAÇA RAIMUNDA COMIDIS DO CARMO *	S/Nº	CENTRO	SÃO JOÃO DO MANHUAÇU	MG	7,00	225,00	R$	67.654,19
3448	MORRO DA REPETIDORA DE TV *	S/Nº	RURAL	SÃO PEDRO DO AVAI	MG	3,00	225,00	R$	26.572,19
3449	MORRO PRÓXIMO DO CEMITÉRIO *	S/Nº	RURAL	SÃO SEBASTIAO DO SACRAMEN	MG	3,00	225,00	R$	36.361,94
3450	PRAÇA MELO VIANA *	25	BOM PASTOR	VARGINHA	MG	119,00	600,00	R$	210.479,71
3451	MORRO PRÓXIMO DA LOCALIDADE *	S/Nº	ZONA RURAL	PONTOES	MG	3,00	225,00	R$	9.090,49
3452	RUA GETULÃO *	57	URBANO	DOM CORREA	MG	16,00	300,00	R$	69.402,36
3453	MORRO DO CEMITÉRIO *	S/Nº	RURAL	SANTO AMARO	MG	3,00	225,00	R$	32.166,33
3454	RUA SILVERIO DUTRA	70	VILA NOVA	MANHUAÇU	MG	11,00	293,00	R$	40.207,92
3455	RUA HERCULANO TEIXEIRA DA ROCHA *	S/Nº	ANDIROBA	ESMERALDAS	MG	28,00	225,00	R$	7.517,13
3456	RUA BERTO BARCELOS *	S/Nº	CENTRO	MUTUM	MG	26,00	733,00	R$	69.577,18
3457	RUA SACRAMENTO *	S/Nº	CENTRO	CATIARA	MG	2,00	900,00	R$	30.418,16
3458	RUA FRANCISCO CANDIDO DA SILVA *	S/Nº	URBANO	FAMA	MG	34,00	240,00	R$	40.382,73
3459	AV. BEIRA RIO *	S/Nº	URBANO	SANTA LUZIA	MG	50,00	444,00	R$	38.284,93
3460	MORRO PRÓXIMO DA LOCALIDADE *	S/Nº	ZONA RURAL	PEQUERI	MG	36,00	900,00	R$	78.143,21
3461	RUA JOSE ANTENOR	S/Nº	HELIÓPOLIS	BELO HORIZONTE	MG	100,00	360,00	R$	144.224,05
3462	RUA SOLEDADE *	260	PETROLANDIA	CONTAGEM	MG	100,00	360,00	R$	125.169,00
3463	RUA PITANGUI - SABARA	S/Nº	CENTRO	NSA. SRA. DE FÁTIMA	MG	42,00	552,00	R$	99.296,08
3464	RUA DONA GENI *	235	LAGOINHA	BELO HORIZONTE	MG	153,00	400,00	R$	190.026,12
3465	RUA DA OLARIA	65	PIONEIROS	BOM DESPACHO	MG	30,00	616,00	R$	104.190,95
3466	MORRO DO CALVARIO	S/Nº	ZONA RURAL	RIO POMBA	MG	45,00	909,00	R$	53.668,83
3468	AV. GASTÃO DEMETRIO MAIA *	2100	TUPI	BELO HORIZONTE	MG	100,00	425,00	R$	138.629,91
3469	RUA DIOGENES *	610	NAZARÉ	BELO HORIZONTE	MG	100,00	360,00	R$	122.197,11
3472	RUA GUAPORE *	S/Nº	VILA ANTONIO PIMENTA	MONTES CLAROS	MG	42,00	378,00	R$	58.913,34
3473	RODOVIA BR 367 KM - 551,2	S/Nº	RURAL	COUTO DE MAGALHÃES DE MIN	MG	30,00	400,00	R$	48.599,14
3476	MORRO DA REPETIDORA DE TV *	S/Nº	ZONA RURAL	SENHORA DE OLIVEIRA	MG	40,00	1.663,00	R$	27.970,73
3477	ALAMEDA DO IPÊ *	S/Nº	PRIMAVERA	MURIAÉ	MG	3,00	265,00	R$	44.228,71
3478	AV. DR. JOSÉ MARIANO *	198	CITROLANDIA	BETIM	MG	70,00	360,00	R$	70.800,90
3479	RUA JUCA FERREIRA *	88	VILA SILVERIA	ARAXÁ	MG	153,00	450,00	R$	135.308,38
3480	RUA CONCEIÇÃO DA SILVA LIMA *	180	JARDIM RECREIO VIANOPOLIS	BETIM	MG	38,00	370,00	R$	42.830,17
3481	RUA E	183	CARACÓIS DE BAIXO	ESMERALDAS	MG	37,00	305,00	R$	68.178,64
3482	AV. PALADIUM *	123	BOM CLIMA	IPATINGA	MG	101,00	332,00	R$	258.379,58
3483	FAZENDA CORREGO DO BREJINHO *	S/Nº	RURAL	FREI INOCÊNCIO	MG	37,00	600,00	R$	29.544,08
3484	FAZENDA JARAGUÁ *	S/Nº	MIN. NAC. GRAFITE	PEDRA AZUL	MG			R$	38.809,38
3485	FAZENDA PILA E JAMINEQUE *	S/Nº	ZONA RURAL	ITAMBACURI	MG	12,00	2.000,00	R$	37.236,03
3486	FAZENDA DA PRAIA *	S/Nº	RURAL	CARRANCAS	MG	11,00	2.500,00	R$	43.879,08
3487	AV. MIGUEL PERRELA *	75	CASTELO	BELO HORIZONTE	MG	100,00	420,00	R$	167.299,90

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	50/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
3488	RUA FREI GASPAR *	40	MADRE GERTRUDES	BELO HORIZONTE	MG	110,00	360,00	R$	134.783,93
3489	MORRO DOS PINTADOS	S/Nº	RURAL	BETIM	MG			R$	90.030,77
3490	RUA ANTÔNIO FRANCISCO DOMINGUES *	227	URBANO	FORTALEZA DE MINAS	MG	12,00	225,00	R$	133.735,03
3491	PRAÇA PROFESSOR MARIO MAIA *	122	CENTRO	ITAJUBÁ	MG	2.209,32	1.215,64	R$	2.649.811,12
3492	RUA AMAPÁ *	325	APARECIDA DO NORTE	CORONEL FABRICIANO	MG	104,00	300,00	R$	143.699,60
3495	RUA Z *	S/Nº	BOA VISTA	RAPOSOS	MG	16,00	339,00	R$	50.347,31
3496	MORRO DA REPETIDORA *	S/Nº	ZONA RURAL	MANHUMIRIM	MG	30,00	625,00	R$	19.754,32
3497	RUA JOSÉ VICENTE	271	URBANO	BURITIZEIRO	MG	100,00	720,00	R$	141.951,43
3498	RUA JOSÉ ALBERTO FIGUEREDO *	1059	URBANO	COROMANDEL	MG	76,00	360,00	R$	87.408,52
3500	FAZENDA VEREDA *	S/Nº	ZONA RURAL	PADRE PARAÍSO	MG	25,00	868,00	R$	52.095,48
3502	AV. AVELINO PINHEIRO *	S/Nº	JAÇANÃ	IBIRITE	MG	153,00	480,00	R$	150.867,10
3503	RUA OURO PRETO *	611	NITERÓI	BETIM	MG	153,00	360,00	R$	152.090,82
3504	RUA MANACÁ / RUA ANTÔNIO PEREIRA DA SILVA	117	SANTA LÚCIA	BETIM	MG	132,00	360,00	R$	138.629,91
3505	MORRO PRÓXIMO DA CAIXA D’AGUA *	S/Nº	RURAL	SÃO MANOEL DO GUAIACU	MG	3,00	225,00	R$	402,08
3506	RUA RODRIGO FERNANDES DOS SANTOS	48	VENDA NOVA	VENDA NOVA	MG	100,00	404,00	R$	132.511,31
3507	MORRO DA CAIXA D’ÁGUA	S/Nº	RURAL	VALADARES	MG	3,00	230,00	R$	11.363,11
3508	RUA PRINCIPAL - SÍTIO SERRINHA OU LADEIRA *	S/Nº	RURAL	MACHADO	MG	50,00	900,00	R$	193.697,27
3510	RUA FERNANDO BATISTA DOS SANTOS	S/Nº	CENTRO	AREADO	MG	101,00	597,00	R$	143.699,60
3517	RUA DOZE *	38	ILHA	GOVERNADOR VALADARES	MG	168,00	360,00	R$	190.026,12
3518	RUA DA E. M. DEP. MANOEL SILVA *	S/Nº	CENTRO	MATO VERDE	MG	26,00	900,00	R$	88.981,87
3519	MORRO REPETIDORA TV *	S/Nº	ZONA RURAL	JAÍBA	MG	—	900,00	R$	42.480,54
3520	SERRA SÃO JOSE *	S/Nº	RURAL	SÃO FRANCISCO	MG	37,00	1.225,00	R$	53.494,01
3541	RUA ACIDES CARNEIRO	S/Nº	URBANO	ARINOS	MG	295,00	1.000,00	R$	274.462,74
3542	RUA SÃO JOSÉ	S/Nº	CENTRO	UNAÍ	MG	1.100,00	1.200,00	R$	1.695.725,23
3543	RUA SÃO SEBASTIÃO	S/Nº	CENTRO	RIACHINHO	MG	266,00	1.129,00	R$	259.603,30
3544	RUA BENJAMIM CARNEIRO	66	CENTRO	PARACATU	MG	1.357,00	1.120,00	R$	1.730.688,64
3545	AV. CENTRAL	S/Nº	CENTRO	BURITIS	MG	254,00	1.113,00	R$	316.418,83
3546	AV. CANDIDO UCHOA	S/Nº	URBANO	BONFINÓPOLIS DE MINAS	MG	135,00	—	R$	195.969,90
3548	RUA MANOEL DE ALMEIDA C / RUA CARDOSO	S/Nº	CENTRO	CABECEIRA GRANDE	MG	40,00	4.571,00	R$	56.116,27
3552	RUA PEDRO MAGALHÃES DE MOURA	265	CENTRO	FORMOSO	MG	266,00	1.700,00	R$	290.196,28
3553	FAZENDA FISSURA	S/Nº	ZONA RURAL	PARACATU	MG	80,00	10.000,00	R$	262,23
3555	FAZENDA TIRIRICA	S/Nº	ZONA RURAL	PARACATU	MG	68,00	10.000,00	R$	82.338,82
3556	FAZENDA MACHADINHO	S/Nº	ZONA RURAL	PARACATU	MG			R$	214.150,87
3562	RUA BACABAL	S/N.º		NOVA BARREIRA DO CAMPO	PA	88,52	747,32	R$	57.514,80
3563	AV. BOA SORTE	S/Nº		PAU D’ARCO	PA			R$	84.961,08
3568	RUA ANTÔNIO BRITO DE SOUZA	S/Nº	(TORRE)	ÓBIDOS	PA	317,94	4.170,00	R$	130.413,51
3569	RUA QUATRO	835	CENTRO	SOURE	PA	334,24	1.087,00	R$	136.182,47
3571	RUI BARBOSA	924	CENTRO	IGARAPÉ-AÇU	PA	139,16	1.848,51	R$	161.006,49
3573	RUA PRINCIPAL (PRÓX.RODOVIÁRIA)	S/Nº	CENTRO	MARUDÁ	PA	86,00	1.200,00	R$	158.908,68
3578	RUA DO CAMPO	S/Nº	CENTRO	SAPUCAIA	PA	95,58	805,00	R$	73.248,34
3580	AV. JOÃO PESSOA	520	CENTRO	VIGIA	PA	140,66	472,38	R$	55.417,00
3585	AV. JARBAS PASSARINHO	S/Nº	CENTRO	SÃO DOMINGOS DO ARAGUAIA	PA			R$	36.187,13
3587	PRAÇA MAGALHÃES	235	REDUTO	BELÉM	PA	1.046,22	769,99	R$	670.678,21
3589	RUA GASPAR VIANA	144	COMÉRCIO(CAMPINA)	BELÉM	PA	2.102,00	575,78	R$	569.903,53
3591	TRAV. DR. MORAES (ESQUINA COM AVENIDA BRAZ DE AGUIAR)	121	NAZARÉ	BELÉM	PA	10.655,32	2.276,00	R$	13.484.014,23
3593	AV. 1 DE DEZEMBRO	S/Nº	MARCO	BELÉM	PA	850,00	889,15	R$	926.530,28
3594	RUA FERNANDO GUILHON	1320	BATISTA CAMPOS	BELÉM	PA			R$	575.148,04
3595	TRAV. SEGUNDA DE QUELUZ (ENTRE AS RUAS SILVA ROSADO E AMÉRICO SANTA ROSA)	472	TERRA FIRME	BELÉM	PA	424,79	802,94	R$	409.071,86

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	51/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
3596	AV. TAVARES BASTOS	632	MARAMBAIA	BELÉM	PA	2.508,16	3.346,67	R$	3.769.127,89
3598	TRAV. LOMAS VALENTINAS (ENTRE A AVENIDA SENADOR LEMOS E RUA SÃO JOÃO)	40	SACRAMENTA	BELÉM	PA	2.256,04	3.007,90	R$	1.143.303,40
3599	AV. JOSÉ BONIFACIO	1552	GUAMÁ	BELÉM	PA	2.378,00	3.800,00	R$	1.695.725,23
3602	DISTRITO INDUSTRIAL	0	DISTRITO INDUSTRIAL	ANANINDEUA	PA			R$	60.661,51
3603	RUA ARTERIAL 18 C/ A 13, S/N	0	COQUEIRO	BELÉM	PA	220,58	702,00	R$	247.890,55
3604	RUA PADRE JULIO MARIA	916	ICOARACI	BELÉM	PA	1.377,08	2.721,75	R$	830.380,91
3605	AV. NOSSA SENHORA DA CONCEIÇÃO	267	SÃO JOÃO DO OUTEIRO	BELÉM	PA			R$	190.375,75
3606	RUA DEZ - CONJ. RESIDENCIAL JÚLIA SEFFER	0	JULIA SEFFER	ANANINDEUA	PA	102,02	337,56	R$	54.018,46
3609	AV. ENG. FERNANDO GUILHOM	5215/5210	CENTRO	MARITUBA	PA	588,99	1.126,47	R$	393.338,33
3610	RUA CUMBICA	3	VAL DE CAES	BELÉM	PA	220,27	867,79	R$	246.142,38
3611	Rua Augusto Montenegro,	24	NATALIA LINS	BELÉM	PA	137,34	183,60	R$	17.831,34
3612	ROD. ARTUR BERNARDES	891/15154	TAPANÃ	BELÉM	PA	1.007,66	3.045,00	R$	592.629,75
3613	RUA RODRIGUES APINAGÉS	S/Nº	CHAPÉU VIRADO	BELÉM	PA			R$	300.685,30
3614	ESTRADA BAIA DO SOL ROD. BL 13	0	BAIA DO SOL	MOSQUEIRO	PA	255,10	638,82	R$	124.994,18
3616	RUA DEODORO DA FONSECA	S/Nº	CENTRO	ACARÁ	PA	243,37	2.118,76	R$	169.572,52
3617	COLONIA PAES DE CARVALHO (MARGENS DA ROD. ACARÁ/MOJU KM 30)	S/Nº		ACARÁ	PA			R$	36.886,39
3618	TRAV. SAO FRANCISCO	505	COMERCIAL	BARCARENA	PA	368,81	5.234,00	R$	211.004,16
3619	RUA CÔNEGO BATISTA CAMPOS	S/Nº	VILA CABANOS	BARCARENA	PA	—	4.800,00	R$	218.870,93
3621	RUA GENERAL GURGEL	S/Nº	CENTRO	BUJARU	PA	196,64	2.340,36	R$	204.011,48
3623	AV. MAXIMINO PORPINA	1518	CENTRO	CASTANHAL	PA	5.017,46	2.303,48	R$	2.480.118,78
3624	AV. BARAO DO RIO BRANCO	S/Nº	CENTRO	APEU	PA	80,08	354,94	R$	45.102,79
3625	RUA RUI BARBOSA	924	CENTRO	IGARAPE-MIRI	PA	460,31	1.494,44	R$	265.721,89
3627	TRAV. LEONARDO TAVARES	S/Nº	CENTRO	PONTA DE PEDRAS	PA	403,20	2.498,00	R$	55.591,82
3629	RUA 21 DE ABRIL	S/Nº	CENTRO	QUATRO BOCAS	PA	269,66	922,62	R$	209.255,99
3631	RUA PADRE LUIZ ARAGÃO	S/Nº	CENTRO	VIGIA	PA	1.146,88	1.908,26	R$	229.709,58
3632	PRAÇA LEÃO	9		BENEVIDES	PA	350,34	471,00	R$	152.615,27
3635	AV. DEPUTADO JOSÉ RODRIGUES DE VIANA	S/Nº	CENTRO	CACHOEIRA DO ARARI	PA			R$	113.631,07
3636	RUA AUGUSTO MEIRA FILHO	S/Nº	CENTRO	SANTA BÁRBARA DO PARÁ	PA	217,68	1.283,90	R$	112.057,72
3638	PRAÇA ALTE. PROF. ALCIDES PARANHOS	S/Nº	CENTRO	SANTO ANTONIO DO TAUA	PA	295,02	931,59	R$	108.736,20
3642	TRAV. BOM INTENTO	50	CENTRO	MARAPANIM	PA	354,54	2.264,46	R$	86.009,98
3643	RUA GETÚLIO VARGAS	S/Nº	CENTRO	BAIÃO	PA	483,06	4.327,50	R$	46.676,15
3644	AV. CEL. RAIMUNDO LEÃO (Pça. Deodoro da Fonseca)	545	CENTRO	CAMETÁ	PA	462,32	1.889,40	R$	524.451,10
3645	AV. RIO BRANCO	948	CENTRO	BREVES	PA	524,56	4.200,00	R$	138.629,91
3646	TRAV. 12 DE OUTUBRO	S/Nº		GURUPÁ	PA	97,96	5.280,00	R$	86.534,43
3648	TRAV. 7 DE SETEMBRO	S/Nº	CAMPINA	MOCAJUBA	PA	42,34	3.696,00	R$	23.949,93
3649	RUA CANDIDO MENDES	S/Nº		PACAJÁ	PA	212,46	570,00	R$	9.090,49
3650	TRAV. CEL. ANTONIO GALVÃO	S/Nº	CENTRO	PORTO DE MOZ	PA	95,88	425,52	R$	65.381,57
3651	RUA DOM CORNÉLIO VERMANS	101	CENTRO	TUCURUÍ	PA	1.169,36	8.618,59	R$	230.583,67
3654	RUA VICINAL	4	TUÊRE	NOVO REPARTIMENTO	PA	—	106,99	R$	61.885,23
3655	RUA JOÃO GUALBERTO DOS SANTOS	161	CENTRO	CURUÇÁ	PA	240,98	1.502,40	R$	80.066,20
3656	AV. PRINCIPAL	50	MONTE DOURADO	ALMERIM	PA	392,60	4.388,05	R$	175.341,49
3657	RUA PADRE AMANDIO PANTOJA	742	CENTRO	ALMEIRIM	PA	250,10	844,00	R$	115.029,61
3659	AV. CEL. RAIMUNDO LEÃO	1245	CENTRO	CAMETÁ	PA	462,26	1.889,40	R$	151.391,55
3661	TRAV. CESAR PINHEIRO	33	CENTRO	CAPANEMA	PA	3.756,30	2.338,17	R$	503.473,06
3662	RUA ROGÉRIO COUTINHO	1692	CENTRO	CAPITÃO POÇO	PA	289,48	1.412,90	R$	157.859,78
3664	AV. GENERAL MOURA CARVALHO	S/Nº	CENTRO	PRIMAVERA	PA	329,72	3.049,20	R$	77.269,13
3667	RUA SÃO TOMÉ	347	CENTRO	SALINÓPOLIS	PA	463,70	940,39	R$	149.818,20
3669	AV. SANTA MARIA DO PARÁ	1101	CENTRO	SANTA MARIA DO PARÁ	PA	141,00	1.283,63	R$	144.573,69

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	52/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
3670	TRAV. CANTÍDIO NUNES	709	CENTRO	SÃO MIGUEL DO GUAMÁ	PA	250,80	5.421,26	R$	126.392,72
3671	RUA MAJOR OLIMPIO	S/Nº	CENTRO	VISEU	PA	545,60	3.227,65	R$	145.272,96
3673	MÃE DO RIO	0		MÃE DO RIO	PA	240,86	773,44	R$	77.793,58
3675	RUA GENERAL GURJÃO	1090	CENTRO	BRAGANÇA	PA	852,30	883,11	R$	330.404,19
3677	AV. MAGALHÃES BARATA	S/Nº	CENTRO	MARACANÃ	PA	252,40	2.964,00	R$	97.897,54
3679	RUA MONTE LÍBANO	96	CENTRO	PARAGOMINAS	PA	758,03	2.192,93	R$	195.095,81
3681	RUA MARECHAL RONDON	151		DOM ELISEU	PA	325,32	873,92	R$	104.890,22
3683	ROD. BR 010 , KM 82	0	CENTRO	ULIANÓPOLIS	PA	253,26	7.280,00	R$	60.311,88
3684	AV. SAO SEBASTIÃO	913	CENTRO	SANTARÉM	PA	5.938,74	4.529,72	R$	3.076.779,80
3687	VILA AMERICANA	S/Nº		BELTERRA	PA	87,02	900,00	R$	140.378,08
3688	RUA HAROLDO VELOSO	S/Nº		MOJUI DOS CAMPOS	PA	90,00	2.000,00	R$	49.648,04
3690	AV. PRINCIPAL	S/Nº		VILA CURUAI	PA	97,26	514,80	R$	10.663,84
3693	BOIM	0		BOIM	PA	45,82	240,00	R$	11.363,11
3695	ROD. SANTARÉM - CURUAUNA, KM 43	0		BOA ESPERANÇA	PA	52,50	450,00	R$	38.809,38
3700	AV. FERNANDO GUILHON	151	BELA VISTA	ITAITUBA	PA	1.482,12	3.258,69	R$	510.465,74
3705	TRAV. DR. ARNALDO MORAIS	329	CENTRO	ALENQUER	PA	361,59	1.424,08	R$	226.213,24
3706	RUA LAURO SODRÉ	124	CIDADE BAIXA	MONTE ALEGRE	PA	385,00	1.969,42	R$	162.929,48
3709	RUA ANFRIDO NUNES	S/Nº		VITÓRIA DO XINGU	PA	49,96	300,00	R$	23.600,30
3710	AV. MAGALHÃES BARATA	S/Nº	CENTRO	ALTAMIRA	PA	563,35	1.497,30	R$	234.779,28
3712	RUA DR. PICANÇO DINIZ	1631	CENTRO	ÓBIDOS	PA	682,28	1.270,00	R$	139.853,63
3713	RUA DR. CORREIA PINTO	91		FLEXAL	PA	280,16	5.509,92	R$	86.359,61
3714	RUA 7 DE SETEMBRO	1834	CENTRO	ORIXIMINÁ	PA			R$	197.718,07
3719	AV. LAURO SODRÉ	S/Nº	CENTRO	JURUTI	PA	102,06	10.300,00	R$	29.019,63
3720	RUA BARÃO DO RIO BRANCO	S/Nº	CENTRO	PRAINHA	PA	159,20	400,40	R$	42.830,17
3721	UNIAO DA FLORESTA (KM 120)	0		MEDICILANDIA	PA	40,64	367,50	R$	55.417,00
3727	TRAV. IRMÃ ALIENAI	S/Nº	VILA NOVA	MEDICILANDIA	PA	187,30	999,00	R$	60.311,88
3731	RUA CINCO DE ABRIL	1200	VELHA MARABÁ	MARABÁ	PA	1.138,50	1.142,93	R$	683.534,60
3732	AV. ARAGUAIA	S/Nº	CENTRO	MORADA NOVA	PA	183,00	335,50	R$	95.974,55
3734	RUA SOL POENTE	1200	CENTRO	MARABÁ	PA	622,90	841,51	R$	93.527,11
3735	FOLHA 17, QUADRA ESPECIAL, LOTE ESPECIAL	0	NOVA MARABÁ	MARABÁ	PA	13.773,26	11.578,13	R$	1.393.291,76
3737	AV. LAGO AZUL	1807	CENTRO	ÁGUA AZUL DO NORTE	PA	69,66	1.778,61	R$	32.166,33
3738	RUA MAJOR CURIÓ	S/Nº	CENTRO	ELDORADO DOS CARAJÁS	PA	190,82	879,12	R$	73.423,15
3739	RUA CARLOS SANTOS	200	CENTRO	CURIONÓPOLIS	PA	173,13	1.192,00	R$	160.307,22
3740	RUA ONZE - QUADRA 66 - LOTE ESPECIAL	94	CENTRO	PARAUAPEBAS	PA	484,00	18.060,00	R$	126.917,17
3741	AV. 14 DE JULHO	S/Nº	CENTRO	ITUPIRANGA	PA	148,99	8.993,46	R$	191.424,65
3742	ROD. TRANSAMAZÔNICA, KM 65	0	CAJAZEIRAS	ITUPIRANGA	PA	244,88	996,26	R$	34.089,32
3743	RUA ALTO BONITO	0	BOA ESPERANÇA	NOVA IPIXUMA	PA	39,34	360,50	R$	37.061,21
3748	AV. DEZ	984	CENTRO	RIO MARIA	PA	547,86	996,90	R$	102.093,15
3749	AV. DOM SEBASTIÃO TOMÁS	56	CENTRO	SANTA MARIA DAS BARREIRAS	PA	52,50	612,75	R$	11.188,29
3750	AV. HENRIQUE VITA	210	CENTRO	SANTANA DO ARAGUAIA	PA	356,69	6.400,00	R$	244.394,21
3751	AV. ANTONIO MARCOS RIBEIRO	S/Nº	CENTRO	SÃO FELIX DO XINGU	PA	269,54	1.863,29	R$	60.311,88
3754	RUA PIAUÍ	S/Nº		OURILÂNDIA DO NORTE	PA	203,46	1.036,80	R$	120.973,39
3755	RUA JATOBA	123	CENTRO	JACUNDA	PA	335,30	9.009,00	R$	231.457,75
3756	RUA ERCÍLIA DE OLIVEIRA	115	CENTRO	RONDON DO PARÁ	PA	675,06	1.063,88	R$	114.155,52
3757	CUMARU DO NORTE	0		CUMARU DO NORTE	PA	51,12	810,02	R$	64.332,67
3761	AV. BRASIL	500	CENTRO	XINGUARA	PA	327,05	1.345,50	R$	162.405,02
3762	AV. JOSÉ CARRION	1909	CENTRO	REDENÇÃO	PA	408,80	3.177,28	R$	242.995,68
3767	AV. PEDRO RODRIGUES	381		ABAETETUBA	PA	2.435,28	1.659,43	R$	478.998,67

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	53/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
3774	AV. ALACID NUNES	S/Nº		ABEL FIGUEIREDO	PA	376,16	4.480,00	R$	76.045,41
3779	AV. ÁGUA AZUL	S/N.º	VILA NOVA CANADA	ÁGUA AZUL DO NORTE	PA	37,78	390,00	R$	42.655,36
3784	MAMIA	0		ALENQUER	PA	45,50	264,00	R$	59.962,24
3800	RUA VICINAL 11	S/Nº	AGROVILA CARLOS PENA FILHO	BRASIL NOVO	PA	39,40	286,40	R$	25.872,92
3802	PRINCESA DO XINGU	0		ALTAMIRA	PA	43,48	360,00	R$	25.872,92
3803	VALE PIAUENSE	0		ALTAMIRA	PA	39,52	348,54	R$	66.080,84
3804	VILA PIONEIRA	0		ALTAMIRA	PA	65,08	225,00	R$	32.690,79
3808	ANAJÁS	0		ANAJÁS	PA	58,10	536,20	R$	17.132,07
3811	VILA LUCIANA	S/Nº		ANAJÁS	PA			R$	13.460,91
3817	VILA NOVA	0		AUGUSTO CORREA	PA	38,50	276,00	R$	74.472,06
3818	ARAÍ	0		AUGUSTO CORREA	PA	23,80	379,68	R$	70.626,08
3819	RUA SETE DE SETEMBRO	0	ATURIAÍ	AUGUSTO CORREA	PA	23,80	247,20	R$	83.212,91
3820	RUA 1º DE MAIO	0	ITAPIXUNA	AUGUSTO CORREA	PA	52,20	410,00	R$	70.451,26
3821	TRAV. PADRE MIGUEL	S/Nº	VILA DE NOVA OLINDA	AUGUSTO CORREA	PA	23,80	266,00	R$	32.515,97
3822	RUA DOS REMÉDIOS	0	PERIMERIM	AUGUSTO CORRÊA	PA	23,80	247,20	R$	33.215,24
3823	RUA DO CAMPO	0	PATAL	AUGUSTO CORRÊA	PA	27,30	283,50	R$	36.711,58
3824	RUA PRINCIPAL (ROD. BRAGANÇA-VISEU)	0	VILA VERDE	AUGUSTO CORRÊA	PA	23,80	240,00	R$	69.227,55
3827	TRAV. NOSSA SENHORA DO LIVRAMENTO	S/Nº	ANOIRÁ	AUGUSTO CORRÊA	PA			R$	38.809,38
3831	RUA SÃO FRANCISCO	S/Nº	CENTRO	AURORA DO PARÁ	PA			R$	42.305,72
3832	SANTANA DO CAPIM	0		AURORA DO PARÁ	PA	23,80	390,00	R$	32.865,60
3833	AV. PRINCIPAL	S/Nº	VILA FÁTIMA	AURORA DO PARÁ	PA	23,80	240,00	R$	34.963,41
3834	VILA REPARTIMENTO	0		AURORA DO PARÁ	PA	23,80	325,62	R$	32.341,15
3837	TRAV. HUGO DE MENDONÇA	S/Nº	DIST. DE BRASÍLIA LEGAL	AVEIRO	PA	51,30	506,97	R$	46.151,70
3838	FORDLANDIA	0		AVEIRO	PA	50,82	705,60	R$	13.460,91
3839	PINHEL	0		AVEIRO	PA			R$	64.332,67
3841	AV. BARÃO DO RIO BRANCO (ANTIGA AV. PRESIDENTE VARGAS)	S/Nº		BAGRE	PA	50,34	239,70	R$	45.452,43
3843	TRAVESSA DO CEMITÉRIO	S/N.º	POVOADO ARAQUEMBAUA	BAIÃO	PA	39,86	321,10	R$	28.669,99
3844	RUA SANTA CATARINA	S/N.º	CALADOS	BAIÃO	PA	38,84	364,25	R$	31.292,25
3846	AV. CENTRAL	S/N.º	VILA DE SÃO JOAQUIM DO ITUQUARA	BAIÃO	PA	36,74	845,00	R$	51.745,84
3847	RUA SÃO RAIMUNDO	S/N.º	UMARIZAL	BAIÃO	PA			R$	34.089,32
3855	RUA DO COMÉRCIO	S/N.º	BARREIRA DOS CAMPOS	SANTANA DO ARAGUAIA	PA	61,56	1.204,16	R$	40.382,73
3858	AV. RUI BARBOSA - PERÍMETRO URBANO DA BR 222	94	VILA SÃO RAIMUNDO/ BOM JESUS	BOM JESUS DO TOCANTINS	PA	109,30	598,65	R$	21.327,68
3866	ROD. BR.316 - KM 08	S/Nº		ANANINDEUA	PA	532,58	831,47	R$	157.859,78
3868	ROD. MÁRIO COVAS - KM 0	S/Nº	COQUEIRO	ANANINDEUA	PA	2.294,00	3.496,68	R$	1.255.186,30
3869	COTIJUBA	0		BELÉM	PA	39,40	319,20	R$	36.536,76
3870	RUA 25 DE JUNHO - COLÔNIA FAMA - OUTEIRO	67	VILA DE ICOARACI	BELÉM	PA	24,34	240,00	R$	26.047,74
3871	FIDELIS - PASS. NOSSA SENHORA DE FÁTIMA	S/Nº		BELÉM	PA	23,80	205,44	R$	6.293,41
3872	MARAÚ	0		BELÉM	PA			R$	45.627,25
3873	PARAISO (MOSQUEIRO)	0		BELÉM	PA			R$	18.006,15
3874	SUCURIJUQUARA	0		BELÉM	PA	23,80	254,40	R$	40.382,73
3875	ESTRADA PRINCIPAL DE TUCUMAEIRA	0	ILHA DE CARATATEUA (OUTEIRO)	BELÉM	PA	23,80	228,00	R$	24.299,57
3876	RUA SANTA FÉ - FURO DAS MARINHAS	S/Nº	MOSQUEIRO	BELÉM	PA	37,80	240,00	R$	38.984,20
3878	ARAMANAI	0		BELTERRA	PA	39,90	252,00	R$	33.215,24
3886	RUA MANOEL BARATA	S/N.º	BACABEIRA	BENEVIDES	PA			R$	21.327,68
3887	CANUTAMA	0		BENEVIDES	PA	23,80	444,00	R$	11.363,11
3888	SANTA MARIA DE BENFICA	0		BENEVIDES	PA			R$	15.908,35
3889	JUQUIRI	0		BENEVIDES	PA	40,48	304,00	R$	12.761,64
3891	RUA HENRIQUE OLIVIER	S/Nº	VILA DE BENFICA	BENEVIDES	PA	323,12	1.234,41	R$	91.429,31

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	54/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
3896	RUA RUTH PASSARINHO	S/Nº	CENTRO	BONITO	PA	23,80	240,00	R$	58.913,34
3897	AV. PADRE ÂNGELO BERNARDO	S/Nº	VILA SANTO ANTÔNIO DO CUMARU	BONITO	PA	38,08	435,12	R$	61.360,78
3898	RODOVIA MAGALHÃES BARATA	S/Nº	VILA SÃO JOÃO DE PANELAS	BONITO	PA	—	140,00	R$	31.816,70
3902	RUA PRINCIPAL	S/Nº	CACOAL DO PERITORÓ	BRAGANÇA	PA	51,58	246,00	R$	18.530,61
3904	RAMAL DO TAMATATEUA	S/Nº	VILA DO TAMATATEUA	BRAGANÇA	PA	39,20	398,56	R$	63.108,95
3906	RUA CASTELO BRANCO	S/Nº	ILHA DO CASTELO	BRAGANÇA	PA	39,60	240,00	R$	60.311,88
3907	ROD. AUGUSTO MONTENEGRO, KM 30	S/Nº	VILA NOVA MOCAJUBA	BRAGANÇA	PA	39,20	379,50	R$	66.430,47
3909	RUA PRINCIPAL	S/Nº	VILA DO TAPERAÇU PORTO	BRAGANÇA	PA	39,60	240,00	R$	59.612,61
3911	RUA PRINCIPAL	S/Nº	VILA DE ACARAJÓ GRANDE	BRAGANÇA	PA			R$	53.144,38
3918	ROD. BRAGANÇA / VISEU	S/N.º	VILA DO ENGENHO	BRAGANÇA	PA	38,50	240,00	R$	70.101,63
3920	GRANDE ESPERANÇA	0		BRASIL NOVO	PA	39,76	330,00	R$	44.228,71
3921	AV. PROF. LÍCIO SOLHEIRO	S/Nº		BREJO GRANDE DO ARAGUAIA	PA	284,38	1.306,90	R$	145.447,77
3922	SANTA RITA	0		BREJO GRANDE DO ARAGUAIA	PA	38,98	242,40	R$	62.409,68
3923	SAO RAIMUNDO DO ARAGUAIA	0		BREJO GRANDE DO ARAGUAIA	PA			R$	13.286,09
3929	VILA MOJUZINHO	0		BREU BRANCO	PA			R$	24.998,84
3936	SÃO JOÃO BATISTA	0		BUJARU	PA			R$	629,34
3937	TRAV. SILVÉRIO CARDOSO	0	CAMARÁ DO MARAJÓ	CACHOEIRA DO ARARI	PA	39,54	525,00	R$	55.067,37
3938	RODOVIA PA-154	0	RETIRO GRANDE	CACHOEIRA DO ARARI	PA	141,28	495,60	R$	28.320,36
3939	RUA PRINCIPAL	0	VILA DE UMARIZAL	CACHOEIRA DO ARARI	PA	—	420,00	R$	52.095,48
3949	RUA JULIO CÉSAR RIBEIRO	S/N.º	VILA DO AREIÃO	CAMETÁ	PA	23,80	352,80	R$	43.529,44
3950	RUA 1.º DE JANEIRO	S/N.º	VILA BOM JARDIM	CAMETÁ	PA	39,76	240,00	R$	43.529,44
3951	RODOVIA PA-469	S/N.º	VILA DE CARAPAJÓ	CAMETÁ	PA	186,16	569,50	R$	35.487,86
3952	RUA SÃO MIGUEL	S/Nº	CURUCAMBABA	CAMETÁ	PA	24,48	226,00	R$	48.948,77
3953	JUABA - Rua Barão do Rio Branco, s/nº	0		CAMETÁ	PA	23,86	327,60	R$	49.473,22
3955	PORTO GRANDE	0		CAMETÁ	PA	23,80	224,58	R$	36.012,31
3957	RUA DEODORO DE MENDONÇA	S/N.º	VILA DO CARMO	CAMETÁ	PA	66,04	751,10	R$	69.577,18
3964	RUA FREDERICO FERNANDES	S/Nº	VILA DE TAUARÍ	CAPANEMA	PA	—	201,00	R$	46.501,33
3977	ESTRADA CAPITÃO POÇO-ARAUAÍ	S/Nº	AÇAITEUA	CAPITÃO POÇO	PA	58,50	450,00	R$	45.277,61
3978	RUA PRINCIPAL	S/Nº	IACAIACÁ	CAPITÃO POÇO	PA	39,20	240,00	R$	43.879,08
3980	RODOVIA PA-124	0	BOCA NOVA	CAPITÃO POÇO	PA	20,46	251,72	R$	36.536,76
3982	RUA DO CAMPO	S/Nº	VILA DE CARAPARU	CAPITÃO POÇO	PA	20,46	276,90	R$	40.907,19
3984	PRAÇA SANTO ANTÔNIO	S/N.º	IGARAPÉ-AÇU	CAPITÃO POÇO	PA			R$	62.234,86
3986	RUA NOSSA SENHORA DO PERPÉTUO SOCORRO	0	VILA PIRI	CAPITÃO POÇO	PA	23,80	240,00	R$	63.808,22
3994	RUA PRINCIPAL	S/N.	VILA NOVA COLÔNIA	CAPITÃO POÇO	PA	37,60	471,90	R$	28.145,54
3996	RUA SÃO JOÃO	S/Nº	SÃO PEDRO DO INDUÁ	CAPITÃO POÇO	PA	39,76	240,00	R$	47.899,87
3997	RUA JOÃO MENDONÇA (ESQ. COM TRAV. JOSÉ ISRAEL)	0	AGROVILA NAZARÉ	CASTANHAL	PA	23,80	240,00	R$	34.438,96
3999	ROD. CASTANHAL - SÃO FRANCISCO	0	AGROVILA CALÚCIA	CASTANHAL	PA	23,80	240,00	R$	47.899,87
4000	TRAV. SARGENTO ARAÚJO	S/Nº	AGROVILA CASTELO BRANCO	CASTANHAL	PA	23,80	200,00	R$	47.899,87
4001	RUA MANOEL ALVES	S/N	AGROVILA DE IRACEMA	CASTANHAL	PA	38,50	240,00	R$	37.585,66
4002	TRAV. ITAQUI	S/N	AGROVILA ITAQUI	CASTANHAL	PA	22,90	240,00	R$	33.564,87
4003	RUA FRANCISCO TAVARES RUIVO	0	AGROVILA MACAPAZINHO	CASTANHAL	PA	23,80	240,00	R$	40.207,92
4008	TRAV. CURUÇÁ	S/Nº	POVOADO DE ARIRI	COLARES	PA	24,84	240,00	R$	50.696,94
4009	RUA 25 DE DEZEMBRO	S/Nº		COLARES	PA	24,84	240,00	R$	51.920,66
4010	RUA NOSSA SENHORA DA CONCEIÇÃO	S/Nº	GENIPAUBA DA LAURA	COLARES	PA	24,84	310,00	R$	49.648,04
4011	RUA DAS ROSAS	S/Nº	POVOADO DE MARACAJÓ	COLARES	PA	24,84	255,07	R$	21.852,13
4012	RUA DEODORO DE MENDONÇA	S/Nº	VILA DE MOCAJATUBA	COLARES	PA	24,84	240,00	R$	46.850,97
4014	AV. PAES DE CARVALHO	965		CONCEIÇÃO DO ARAGUAIA	PA	718,08	9.112,10	R$	218.521,29
4015	AV. BANDEIRANTE	S/N.º	ALACILANDIA	CONCEIÇÃO DO ARAGUAIA	PA	47,62	420,00	R$	61.710,41

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	55/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
4017	GEOVAMIRA	0		CONCEIÇÃO DO ARAGUAIA	PA	—	450,00	R$	14.335,00
4025	AV. PRINCIPAL - VILA ESTRELA DO PARÁ	S/N.º	GROTA GUARAPARA NOVA	CUMARU DO NORTE	PA	52,50	450,00	R$	28.669,99
4028	GARIMPO DA COTIA	0		CURIONÓPOLIS	PA	39,04	62,30	R$	39.333,83
4029	RUA DILSON FUNARO	S/N	SERRA PELADA	CURIONÓPOLIS	PA	39,00	731,25	R$	14.160,18
4030	AV. JARBAS PASSARINHO	S/N		CURRALINHO	PA	104,18	4.873,50	R$	76.919,49
4033	RUA CLEMENTINO ALVES	S/N	VILA APOLINÁRIO	CURUÁ	PA	50,82	340,00	R$	62.759,32
4034	RUA DELFIM BATISTA DE SOUZA	S/N	VILA DE ARANQUAIM	CURUÇÁ	PA	23,80	240,00	R$	60.311,88
4035	RUA PRINCIPAL	S/Nº	BOA VISTA DO IRIRITEUA	CURUÇÁ	PA	23,80	173,70	R$	37.236,03
4036	RUA ALCINDINO CAMPOS	S/N.º	POVOADO DE CARATATEUA	CURUÇÁ	PA	39,20	228,00	R$	35.138,22
4037	RODOVIA CASTANHAL-CURUÇÁ KM 50	0	POVOADO DE CRISTO ALVES	CURUÇÁ	PA	23,80	210,00	R$	61.185,96
4038	TRAVESSA SÃO PEDRO	0	POVOADO CURUPERE	CURUÇÁ	PA	23,80	216,00	R$	52.445,11
4041	RUA 20 DE JANEIRO	S/N	VILA MARAUÁ	CURUÇÁ	PA	23,80	240,00	R$	51.221,39
4042	RUA DONA MARIA DA GLÓRIA	S/N	VILA DE MURAJÁ	CURUÇÁ	PA			R$	36.536,76
4043	RUA DAS FLORES	S/N	VILA MUTUCAL	CURUÇÁ	PA	23,80	216,00	R$	35.487,86
4044	TRAV. LEOPOLDINO FERREIRA	S/N	VILA NAZARÉ DE MOCAJUBA	CURUÇÁ	PA	—	49,00	R$	39.159,02
4046	AV. PRESIDENTE VARGAS	S/N	SÃO JOÃO DO ABADE	CURUÇÁ	PA	23,80	440,00	R$	24.474,38
4047	ALAMEDA SÃO PEDRO DO TIJÓCA	S/N	VILA SÃO PEDRO DA TIJÓCA	CURUÇÁ	PA	38,62	321,60	R$	30.243,35
4056	RODOVIA CASTANHAL-CURUÇÁ KM 42	0	POVOADO DE MAGALHÃES BARATA	CURUÇÁ	PA	39,18	225,00	R$	41.956,09
4062	TRAV. DA RODOVIÁRIA	S/Nº		ELDORADO DOS CARAJÁS	PA			R$	12.586,83
4063	RUA GERUSALÉM	S/N.º	KM 0 da PA 275	ELDORADO DOS CARAJÁS	PA			R$	10.314,21
4066	TRAV. DOM PEDRO I	S/N		FARO	PA			R$	67.479,38
4067	RUA NOSSA SENHORA DAS GRAÇAS	S/N	VILA MARACANÃ	FARO	PA	50,92	304,00	R$	17.831,34
4070	AV. BEIRA RIO (Fundos do Clube Atlético Paranaense)	S/N	BELA VISTA SORRISO DO ARAGUAIA	FLORESTA DO ARAGUAIA	PA	48,00	252,00	R$	23.425,48
4072	AV. CARLOS GOMES	S/N		GARRAFÃO DO NORTE	PA	173,00	1.176,70	R$	147.545,58
4074	AV. FUNDO DE POTE	S/N	VILA DE FUNDO DE POTE	GARRAFÃO DO NORTE	PA	38,50	240,00	R$	41.781,27
4075	RUA DA CAIXA D’ÁGUA	S/N	VILA DO LIVRAMENTO	GARRAFÃO DO NORTE	PA	113,64	468,00	R$	41.606,45
4076	RUA JOSÉ VIDAL	0	LOURO	GARRAFÃO DO NORTE	PA	38,50	486,00	R$	36.711,58
4077	RUA DA TELEMAR	S/N.º	MARMORANA	GARRAFÃO DO NORTE	PA	39,76	240,00	R$	33.390,05
4090	RUA HAROLDO ALENCAR	S/N	VILA MARAPANIMA	GARRAFÃO DO NORTE	PA	76,56	240,00	R$	26.572,19
4091	ROD. PA 150	0	CAMPOS BELOS	GOIANÉSIA DO PARÁ	PA	85,48	454,80	R$	44.927,98
4092	RUA DOM PEDRO	S/N	VILA NOSSA SENHORA APARECIDA	GOIANÉSIA DO PARÁ	PA	77,40	300,00	R$	33.739,69
4096	ROD. PA 236 KM05	S/N	PRIMEIRO CARIPI	IGARAPÉ-AÇU	PA	23,80	220,00	R$	58.913,34
4097	RUA DR PERIAÇU	S/N	COLÔNIA DO PRATA	IGARAPÉ-AÇU	PA	23,80	240,00	R$	61.885,23
4098	RUA SÃO JOÃO BATISTA	S/N	VILA DO CURI	IGARAPÉ-AÇU	PA	38,50	600,00	R$	39.508,65
4099	RUA FERNANDO GUILHON	S/N	VILA PORTO SEGURO	IGARAPÉ-AÇU	PA	23,80	240,00	R$	58.738,52
4100	TRAV. SETE DE SETEMBRO	S/N.º	SÃO JORGE DO JABUTI	IGARAPÉ-AÇU	PA	23,80	240,00	R$	58.738,52
4101	RUA RAMAL SÃO LUIZ	S/N.º	SÃO LUIZ	IGARAPÉ-AÇU	PA	23,80	220,00	R$	60.836,33
4108	TRAV. SÃO VICENTE (ENTRE AV. HERNANI LAMEIRA E TRAV. ANTÔNIO MARÇAL)	S/Nº		INHANGAPI	PA	24,00	441,00	R$	62.060,05
4109	TRINDADE	0		INHANGAPI	PA			R$	61.710,41
4110	VILA PERNAMBUCO	0		INHANGAPI	PA			R$	68.003,83
4112	PATAUATEUA	0		INHANGAPI	PA			R$	34.788,59
4116	AURÉLIO DO CARMO (NOVO HORIZONTE)	0		IPIXUNA DO PARÁ	PA	39,60	450,00	R$	36.361,94
4118	RUA JARBAS PASSARINHO	S/Nº		IPIXUNA DO PARÁ	PA			R$	68.528,28
4119	ITABOCAL	0		IRITUIA	PA	23,32	401,28	R$	54.892,55
4120	RUA DO CEMITÉRIO	S/N.º		IRITUIA	PA	23,80	334,40	R$	1.153,79
4121	RUA ALOÍSIO CHAVES	S/N.º	SÃO FRANCISCO	IRITUIA	PA	20,46	240,00	R$	33.564,87
4127	RUA FILOMENO	S/Nº	VILA TESSALÔNICA	IRITUIA	PA	39,52	233,45	R$	38.984,20
4132	BARREIRAS	0		ITAITUBA	PA	58,86	450,00	R$	18.705,42

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	56/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
4133	CREPORIZÃO	0		ITAITUBA	PA	35,16	330,00	R$	10.663,84
4134	CREPORIZINHO	0		ITAITUBA	PA	50,48	266,40	R$	9.789,75
4135	CUIU CUIU	0		ITAITUBA	PA	43,06	357,63	R$	19.229,87
4136	ITAITUBA	0		ITAITUBA	PA			R$	19.055,06
4137	ROD. 230 - KM 28	0	COMUNIDADE BOA VISTA	ITAITUBA	PA	50,50	295,00	R$	26.921,82
4138	KM 30	0		ITAITUBA	PA	—	360,00	R$	28.844,81
4139	MIRITITUBA	0		ITAITUBA	PA	53,10	462,00	R$	37.410,85
4140	MORAES ALMEIDA	0		ITAITUBA	PA	51,04	1.008,00	R$	16.782,44
4141	SÃO LUIS DO TAPAJÓS	0		ITAITUBA	PA	39,54	415,80	R$	34.963,41
4145	AV. MARECHAL CASTELO BRANCO	S/Nº	CENTRO	ITUPIRANGA	PA	38,28	290,00	R$	59.787,43
4147	RUA DA SERRARIA	S/N.º	NOVO PROGRESSO	ITUPIRANGA	PA	39,52	502,20	R$	62.409,68
4148	AV. BRASIL	S/Nº		NOVA IPIXUNA	PA	151,66	1.180,52	R$	52.445,11
4149	GARIMPO SÃO JOSÉ	0		JACAREACANGA	PA	56,00	1.600,00	R$	17.132,07
4150	PORTO RICO	0		JACAREACANGA	PA	59,28	299,00	R$	17.831,34
4153	VILA DE JATUARANA	S/Nº		JATUARANA	PA	40,32	480,00	R$	56.640,72
4156	TABATINGA	0		JURUTI	PA	47,42	563,22	R$	10.663,84
4165	LIMOEIRO DO AJURU	0		LIMOEIRO DO AJURU	PA	493,58	3.500,00	R$	134.259,48
4170	ESTRADA DE SANTA ANA	0	NOSSA SENHORA DE FATIMA KM 40-BB	MÃE DO RIO	PA	39,60	368,00	R$	33.914,50
4171	ESTRADA DE SANTA ANA	0	SANTANA DO PERIPINDEUA	MÃE DO RIO	PA	23,80	240,00	R$	33.914,50
4172	AV. CUINARANA	S/Nº		MAGALHÃES BARATA	PA			R$	96.499,00
4173	RUA PEDRO DOS SANTOS TORRES	S/N.º	CAFEZAL	MAGALHÃES BARATA	PA	23,80	240,00	R$	44.403,53
4174	RUA N.S. DO LIVRAMENTO	S/N.º	HERCULINO BENTES	MAGALHÃES BARATA	PA	23,80	215,20	R$	44.578,34
4176	RODOVIA PA 395	S/Nº	NAZARÉ DO FUGIDO	MAGALHÃES BARATA	PA	23,80	240,00	R$	46.501,33
4177	TRAVESSA DOS INOCENTES	S/N.º	VILA BRASIL NOVO	MAGALHÃES BARATA	PA	38,76	240,00	R$	53.144,38
4179	VILA ITAINÓPOLIS (AV. BOA ESPERANÇA, S/N)	0		MARABÁ	PA	48,60	470,40	R$	20.803,23
4181	RUA MARANHÃO	S/N.º	MURUMURU	MARABÁ	PA			R$	66.255,66
4182	VILA SANTA FE	0		MARABÁ	PA	49,70	443,70	R$	13.985,36
4184	VILA UNIÃO (RUA DO COLEGIO S/N)	0		MARABÁ	PA	49,66	561,60	R$	66.080,84
4188	RUA DA TORRE	0	VILA CANAÃ	MARABÁ	PA	48,60	416,50	R$	10.489,02
4191	4a TRAVESSA CENTRE A RUA BERTOLDO COSTA E A PASSAGEUR VILA NOVA	0	VILA DE ALGODOAL	MARACANÃ	PA	202,00	1.425,60	R$	100.869,43
4192	RUA PRINCIPAL	S/Nº	VILA DE BOA ESPERANÇA	MARACANÃ	PA	38,76	423,15	R$	44.753,16
4193	VILA DE SÃO BENEDITO - KM 19	0		MARACANÃ	PA	23,80	240,00	R$	38.809,38
4195	VILA DE MARTINS PINHEIRO	0		MARACANÃ	PA	38,76	453,00	R$	44.053,89
4196	TRAV. TEODORICO NETO	0	VILA QUARENTA DO MOCOOCA	MARACANÃ	PA	38,76	315,00	R$	44.053,89
4198	VILA DE TATUTEUA	0		MARACANÃ	PA			R$	17.481,70
4199	RUA PRINCIPAL	S/Nº	VILA DA PENHA	MARACANÃ	PA	39,76	495,00	R$	43.179,81
4200	VILA DE QUATRO BOCAS	0		MARACANÃ	PA			R$	41.956,09
4205	RUA BEIRA MAR	0	VILA FORTALEZINHA	MARACANÃ	PA	39,20	288,00	R$	30.418,16
4206	RUA JOSÉ RIBAMAR	S/Nº	VILA DO ARATICUMIRIM	MARAPANIM	PA	23,80	240,00	R$	7.866,77
4207	RUA JADER BARBALHO	S/N.º	CAMARA	MARAPANIM	PA	23,80	225,00	R$	36.187,13
4208	TRAV. 15 DE NOVEMBRO / TRAV. BARTOLOMEU	S/N.º	CRUZADOR	MARAPANIM	PA	23,80	242,40	R$	37.935,30
4209	RUA FRANCISCO HOLANDA	S/N.º	FAZENDINHA	MARAPANIM	PA	23,80	435,00	R$	36.187,13
4210	TRAV. MAGALHÃES JUNIOR	S/Nº	MARANHÃOZINHO	MARAPANIM	PA	39,60	216,00	R$	36.187,13
4212	RUA SÃO RAIMUNDO	S/N.º	MARUDAZINHO	MARAPANIM	PA	57,40	405,72	R$	40.732,37
4213	RUA SANTA MARIA	S/N.º	MATAPIQUARA	MARAPANIM	PA	57,40	243,60	R$	43.879,08
4214	RUA JOÃO PARAENSE	S/N.º	MONTE ALEGRE DO MAÚ	MARAPANIM	PA	38,50	312,00	R$	37.935,30
4215	AV. DINIZ BOTELHO	S/Nº	VISTA ALEGRE DO PARÁ	MARAPANIM	PA	23,80	240,00	R$	37.585,66
4219	RUA PRINCIPAL	0		MARAPANIM	PA	354,56	2.264,46	R$	98.946,44

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	57/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
4224	RUA 01	S/N.º	AGROVILA NOVA ESPERANÇA	MEDICILANDIA	PA	37,40	440,75	R$	11.712,74
4225	AV. PRINCIPAL	S/Nº	AGROVILA NOVA FRONTEIRA	MEDICILANDIA	PA	134,68	578,88	R$	11.537,92
4226	RUA TANCREDO NEVES	S/Nº	AGROVILA TIRADENTES	MEDICILÂNDIA	PA			R$	31.641,88
4227	VERDE FLORESTA	0		MEDICILANDIA	PA	70,00	450,00	R$	40.382,73
4228	TRAV. IRMÃ SERAFINA	S/Nº	(TORRE)	MEDICILÂNDIA	PA	48,54	7.380,00	R$	41.082,00
4229	AV. SENADOR LEMOS	87		MELGAÇO	PA	51,14	345,00	R$	6.293,41
4231	TRAV. LAURO SODRÉ	S/Nº	CENTRO	MOCAJUBA	PA			R$	59.787,43
4237	RUA DO BARRACÃO	0	VILA SOLEDADE	MOJU	PA	132,30	2.020,20	R$	124.469,73
4239	AV. RUI BARBOSA	S/Nº		MONTE ALEGRE	PA			R$	162.055,39
4240	ÁGUA BRANCA DO PAULINO	0		MONTE ALEGRE	PA	49,44	390,00	R$	9.090,49
4241	RAMAL CUÇARU	S/N.º	COMUNIADE CUÇARU	MONTE ALEGRE	PA	50,68	382,50	R$	32.690,79
4242	JACARE CAPA	0		MONTE ALEGRE	PA	50,82	378,00	R$	33.564,87
4243	JAQUARA	0		MONTE ALEGRE	PA			R$	24.474,38
4244	RUA PERIMETRAL	0	COMUNIDADE DE LIMÃO	MONTE ALEGRE	PA			R$	12.586,83
4248	PICMAL OU CANP	0		MONTE ALEGRE	PA	52,36	340,00	R$	38.809,38
4249	RUA PIRACABA	0	COMUNIDADE DE PIRACABA	MONTE ALEGRE	PA			R$	24.474,38
4250	ESTR. SÃO DIOGO	0	COMUNIDADE DE SÃO DIOGO	MONTE ALEGRE	PA	50,48	357,00	R$	36.711,58
4251	RAMAL DA PASSAGEM	0		MONTE ALEGRE	PA			R$	31.117,43
4258	PONTA NEGRA	0		MUANÁ	PA	36,30	279,30	R$	52.969,56
4259	SAO MIGUEL DO PRACUUBA	0		MUANÁ	PA	38,28	312,00	R$	58.563,71
4261	RUA SENADOR LEMOS	S/Nº		MURAJÁ	PA	—	240,00	R$	40.033,10
4266	TRAVESSA SÃO RAIMUNDO	S/N.º	VILA CURVA	NOVA TIMBOTEUA	PA	23,80	240,00	R$	61.710,41
4267	SÃO RAIMUNDO = KM 47	0		NOVA TIMBOTEUA	PA			R$	13.460,91
4270	ALVORADA (ALVORADA DA AMAZÔNIA)	0		NOVO PROGRESSO	PA	51,40	364,80	R$	12.412,01
4271	RIOZINHO	0		NOVO PROGRESSO	PA	39,52	450,00	R$	17.481,70
4272	MARACAJA	0	VILA MARACAJÁ	NOVO REPARTIMENTO	PA	80,96	565,60	R$	33.739,69
4273	RUA PRINCIPAL	S/N.º	VILA NETEOLANDIA	NOVO REPARTIMENTO	PA	39,90	480,00	R$	61.360,78
4278	ESTRADA NOVA	S/N.º	VILA NOVA DESCOBERTA	NOVO REPARTIMENTO	PA			R$	61.185,96
4280	RODOVIA TRANSAMAZÔNICA	S/N.º	VILA UNIÃO	NOVO REPARTIMENTO	PA	—	135,00	R$	57.165,17
4281	R. COMUNIDADE VITÓRIA DA CONQUISTA	S/N.º	VILA VITORIA DA CONQUISTA	NOVO REPARTIMENTO	PA			R$	293.692,62
4283	RODOVIA 230 - KM 112	0	VILA DIVINOPOLIS	NOVO REPARTIMENTO	PA	59,68	406,00	R$	16.607,62
4284	R. VILA BELO MONTE	S/N.º	VILA BELO MONTE	NOVO REPARTIMENTO	PA	37,62	724,50	R$	40.907,19
4286	RODOVIA 230	S/N.º	VILA PROGRESSO	NOVO REPARTIMENTO	PA	42,70	504,00	R$	10.663,84
4287	ROD. TRANSAMAZÔNICA, - AV NAZARE S/N	0	CENTRO	NOVO REPARTIMENTO	PA	256,12	7.931,54	R$	122.896,37
4291	CABECEIRA DO SILÊNCIO	0		ÓBIDOS	PA	39,72	340,00	R$	58.563,71
4295	TRAV. I. COSTA	703		OEIRAS DO PARÁ	PA	30,98	7.155,00	R$	98.421,99
4297	ARRAIAL DO CAETE	0		OURÉM	PA	23,80	240,00	R$	46.501,33
4298	RODOVIA PA 124	0	VILA DE LIMÃO	OURÉM	PA	23,80	224,00	R$	47.025,78
4299	TRAV. CIPRIANO SANTOS	0		OURÉM	PA	204,37	7.815,48	R$	178.663,01
4304	PURAQUEQUARINHA	0		OURÉM	PA			R$	12.761,64
4305	RIO GRANDE	0		OURÉM	PA	38,50	240,00	R$	45.277,61
4307	R. VILA ARATU	S/N.º	VILA ARATU	PACAJÁ	PA	51,00	312,40	R$	12.412,01
4308	VILA BOM JARDIM	0		PACAJÁ	PA	37,80	524,00	R$	13.286,09
4309	VILA NAZARE	0		PACAJÁ	PA	37,06	544,68	R$	17.306,89
4311	RUA SANTOS DUMONT	11		PALESTINA DO PARÁ	PA			R$	22.901,03
4312	ROD. TRANSAMAZÔNICA KM 118	0	PORTO JARBAS PASSARINHO	SÃO JOÃO DO ARAGUAIA	PA	26,24	640,00	R$	160.831,67
4313	SANTA ISABEL DO ARAGUAIA	0		PALESTINA DO PARÁ	PA	52,50	419,40	R$	19.404,69
4314	TRAVESSA MARANHÃO	S/N.º	COLÔNIA DO URAIM	PARAGOMINAS	PA	35,44	240,00	R$	40.207,92

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	58/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
4318	RODOVIA PA-125, KM 204	S/N.º	VILA SÃO JOÃO BATISTA	PARAGOMINAS	PA	23,80	240,00	R$	29.369,26
4321	VILA NOSSA SENHORA DA CONCEIÇAO-PIRIA	0		PARAGOMINAS	PA	39,60	240,00	R$	33.914,50
4322	FAZENDA CAIP = PARAGONORTE II	0		PARAGOMINAS	PA			R$	34.089,32
4326	AV. 7 DE SETEMBRO	78		PARAUAPEBAS II	PA	350,56	613,04	R$	191.599,47
4328	ROD. PA 150 - KM 37	0	VILA MARAJOARA	PAU D’ARCO	PA			R$	51.571,03
4330	TRAV. ARMANDO RODRIGUES DA SILVA	S/Nº		PEIXE-BOI	PA	23,80	336,00	R$	51.046,57
4335	PIÇARRA	0		PIÇARRA	PA	36,00	600,00	R$	223.241,35
4336	RUA DO ARAGUAIA	S/N.º	BOA VISTA DO ARAGUAIA	PIÇARRA	PA	65,60	1.409,76	R$	65.731,20
4338	MANGABEIRA	0		PONTA DE PEDRAS	PA	24,96	448,44	R$	36.711,58
4340	AV. FLORIANO PEIXOTO (783)	114	CENTRO	PORTEL	PA	122,40	350,00	R$	36.187,13
4343	TAPARA (VILA DO TAPARA)	0		PORTO DE MOZ	PA	42,34	350,08	R$	59.787,43
4344	TRAV. ELIAS AMERICANO	0	Vila Bom Jesus	São João do Araguaia	PA			R$	59.962,24
4345	RUA DAS FLORES	0	BOA VISTA DO CUÇARI	PRAINHA	PA	50,16	864,00	R$	32.341,15
4346	VILA IPANEMA	0		PRAINHA	PA			R$	60.661,51
4347	ITAMUCURI	0		PRAINHA	PA	50,82	660,00	R$	57.864,44
4348	RODOVIA PA 254	0	COMUNIDADE DE JATURANA	PRAINHA	PA			R$	40.907,19
4349	VILA PACOVAL	0		PRAINHA	PA	48,00	300,00	R$	34.788,59
4350	RUA ARGEMIRO CORRÊA LIMA	0	SANTA MARIA DO URUARÁ	PRAINHA	PA	50,82	336,00	R$	12.062,38
4351	TRAV. DR LAURO SODRÉ	0		PRAINHA	PA			R$	85.835,16
4356	VILA CUMARU	0		QUATIPURU	PA	40,60	240,00	R$	52.794,74
4357	AGROVILA MATA GERAL - RUA PROF TEREZA	0		REDENÇÃO	PA	56,00	272,83	R$	10.838,66
4360	ROD BR 222 - KM 56	S/N.º	VILA DA PAZ	RONDON DO PARÁ	PA	59,40	450,00	R$	34.788,59
4363	RUA CASTELO BRANCO	S/Nº		RONDON DO PARÁ	PA	346,62	5.724,02	R$	101.918,33
4364	DIVINÓPOLIS	0		RURÓPOLIS	PA	51,00	270,28	R$	39.333,83
4365	ROD. PA 124 - KM 60	0	VILA DO ALTO PINDORAMA	SALINÓPOLIS	PA	61,88	275,55	R$	80.765,47
4367	AV. BEIRA MAR	S/N.º	CUIRANA	SALINÓPOLIS	PA	23,80	202,00	R$	47.899,87
4368	SANTO ANTÔNIO DE URINDEUA	0		SALINÓPOLIS	PA	39,20	240,00	R$	44.053,89
4369	TRAVESSA SÃO DOMINGOS	0	VILA DE SÃO BENTO	SALINÓPOLIS	PA	34,00	220,00	R$	68.877,91
4370	ESTRADA DO ATALAIA	0		SALINÓPOLIS	PA	176,12	900,00	R$	82.863,27
4371	AV. MIGUEL SANTA BRÍGIDA	S/Nº		SALINÓPOLIS / TORRE	PA			R$	62.934,13
4372	RUA 10 DE MARÇO (6º RUA)	0		SALVATERRA	PA			R$	97.198,27
4373	CONDEIXA	0		SALVATERRA	PA	23,80	399,30	R$	55.591,82
4374	JOANES	0		SALVATERRA	PA	23,80	251,42	R$	59.088,16
4375	JUBIM	0		SALVATERRA	PA	23,80	302,00	R$	60.311,88
4376	MONSARAS	0		SALVATERRA	PA	23,80	358,00	R$	43.179,81
4377	PASSAGEM GRANDE	0		SALVATERRA	PA	55,30	302,00	R$	36.361,94
4378	ESTRADA DO ARAÇY	S/Nº		SANTA BÁRBARA DO PARÁ	PA	39,54	474,30	R$	58.039,26
4379	CAIÇAVA	0		SANTA BÁRBARA DO PARÁ	PA	23,80	270,23	R$	53.319,20
4381	RUA DA CAIXA D’ÁGUA	S/Nº	VILA MAURICIA	SANTA BÁRBARA DO PARÁ	PA	40,12	463,57	R$	53.668,83
4382	MORADA NOVA	0		SANTA BÁRBARA DO PARÁ	PA	24,20	450,00	R$	8.391,22
4383	PAU DARCO	0		SANTA BÁRBARA DO PARÁ	PA			R$	9.964,57
4384	SÃO PAULO	0		SANTA BÁRBARA DO PARÁ	PA	24,70	223,88	R$	7.691,95
4386	CONDOMINIO DENPASA (Rua Andiroba, s/nº)	0		SANTA BÁRBARA	PA	38,98	360,00	R$	22.901,03
4387	LIVRAMENTO (Rua Intermediária, s/nº)	0		SANTA BÁRBARA DO PARÁ	PA	39,76	170,24	R$	14.859,45
4388	JENIPAPO	0		SANTA CRUZ DO ARARI	PA	50,54	450,00	R$	16.957,25
4389	SANTA CRUZ DO ARARI	0		SANTA CRUZ DO ARARI	PA	140,78	216,00	R$	45.452,43
4391	RUA DO LAGO	S/Nº	VILA DE CARAPARU	SANTA IZABEL DO PARÁ	PA	23,52	400,00	R$	52.969,56
4392	CONCEICAO DO ITA	0		SANTA ISABEL DO PARÁ	PA	23,52	240,00	R$	61.360,78

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	59/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
4395	PRAÇA GETÚLIO VARGAS	1271		SANTA ISABEL DO PARÁ	PA	620,61	2.264,30	R$	295.440,79
4396	TRAVESSA LAURO SODRÉ	S/Nº	CENTRO	SANTA LUZIA DO PARÁ	PA	139,58	516,60	R$	50.172,49
4398	RAMAL DA COMARA	S/Nº	CAETÉ	SANTA LUZIA DO PARÁ	PA			R$	34.264,14
4399	RUA TANCREDO NEVES (BR 316 - Altura do Km 175)	S/Nº	VILA DA ESTIVA	SANTA LUZIA DO PARÁ	PA	23,80	300,00	R$	42.305,72
4400	RUA DUQUE DE CAXIAS KM 18	0		SANTA LUZIA DO PARÁ	PA	23,80	264,00	R$	43.004,99
4401	RUA PROJETADA	S/Nº	VILA DE MURUTEUA	SANTA LUZIA DO PARÁ	PA	23,80	240,00	R$	43.879,08
4406	RUA DA TELEMAR	S/N.º	CASA DE TABUA	SANTA MARIA DAS BARREIRAS	PA	53,12	506,26	R$	15.209,08
4407	NOVA ESPERANCA	0		SANTA MARIA DAS BARREIRAS	PA	51,58	600,00	R$	13.286,09
4409	VILA SAO JOAO BATISTA	0		SANTA MARIA DAS BARREIRAS	PA	51,14	437,40	R$	13.286,09
4410	BR 316	0	JEJU	SANTA MARIA DO PARÁ	PA	23,80	220,00	R$	67.829,01
4411	RUA JADER BARBALHO	S/N.º	SÃO PAULO	SANTA MARIA DO PARÁ	PA			R$	63.983,03
4412	RUA JOSÉ BONIFÁCIO	S/N.º	TACIATEUA	SANTA MARIA DO PARÁ	PA	23,80	256,62	R$	50.172,49
4417	RUA DOIS	S/N.º	VILA MANDII	SANTANA DO ARAGUAIA	PA	70,10	1.016,91	R$	13.286,09
4418	RUA DO CEMITÉRIO	0	ARAPIXUNA	SANTARÉM	PA	50,82	300,00	R$	24.474,38
4421	CARARIACA	0		SANTARÉM	PA	50,82	375,00	R$	32.690,79
4422	CIPOAL	0		SANTARÉM	PA	50,42	254,00	R$	32.690,79
4423	COLONIA JACAMIN	0		SANTARÉM	PA	52,50	450,00	R$	48.249,50
4428	PIRACAUERA	0		SANTARÉM	PA			R$	29.544,08
4429	PIRAQUARA	0		SANTARÉM	PA	49,50	242,40	R$	36.886,39
4430	SANTANA DO TAPARA	0		SANTARÉM	PA			R$	24.299,57
4432	SAO JOSE - BR 163 (SANTARÉM - CUIABÁ KM 17)	0		SANTARÉM	PA	50,16	355,50	R$	34.264,14
4433	SURUACA	0		SANTARÉM	PA	56,00	660,00	R$	31.292,25
4434	SURUCUA	0		SANTARÉM	PA			R$	22.901,03
4435	TABOCAL	0		SANTARÉM	PA			R$	32.690,79
4437	VILA FRANCA DO ARAPIUNS	0		SANTARÉM	PA	38,00	300,00	R$	30.243,35
4438	VILA GORETE	0		SANTARÉM	PA			R$	29.718,90
4440	VILA SOCORRO	0		SANTARÉM	PA	50,82	450,00	R$	34.613,77
4455	AV. FRANCISCO OLIVEIRA	S/Nº		SANTARÉM NOVO	PA	55,38	300,00	R$	67.129,74
4456	RUA JUTAIZINHO	S/N.º	VILA JUTAIZINHO	SANTARÉM NOVO	PA	39,20	225,30	R$	63.983,03
4457	RUA SANTO ANTONIO	S/N.º	VILA DE SANTO ANTONIO DE TROMBETAS	SANTARÉM NOVO	PA			R$	76.744,68
4458	RUA PRINCIPAL	S/N.º	VILA DE PEDRINHAS	SANTARÉM NOVO	PA			R$	19.404,69
4459	RUA SANTO ANTÔNIO	S/N.º	VILA SÃO JOÃO DO PERI-MIRI	SANTARÉM NOVO	PA	38,50	240,00	R$	72.374,25
4461	COCAL DO TAUÁ	0		SANTO ANTÔNIO DO TAUÁ	PA	—	40,00	R$	30.767,80
4462	AV. ESPÍRITO SANTO	0	VILA DO ESPÍRITO SANTO	SANTO ANTÔNIO DO TAUÁ	PA	45,58	266,40	R$	41.781,27
4463	RODOVIA PA 140 - LOCALIDADE DO KM 29	0	PATAUATEUA	SANTO ANTÔNIO DO TAUÁ	PA	56,00	364,80	R$	63.283,77
4464	RUA LOURENÇO FÉLIX	S/N.º	SANTA TEREZINHA	SANTO ANTONIO DO TAUA	PA	23,80	240,00	R$	27.271,46
4466	AV. CAPITÃO NONATO	0	SÃO RAIMUNDO DE BORRALHOS	SANTO ANTÔNIO DO TAUÁ	PA	23,18	270,00	R$	35.313,04
4468	RUA SANTA MARIA	0	TRACUATEUA DA PONTA	SANTO ANTÔNIO DO TAUÁ	PA	23,18	210,00	R$	35.487,86
4469	RUA SANTA MARIA	0	VILA SANTA MARIA	SANTO ANTÔNIO DO TAUÁ	PA	45,58	415,80	R$	9.265,30
4480	RUA DOM PEDRO II	0		SÃO DOMINGOS DO ARAGUAIA	PA			R$	104.890,22
4481	AV. VALADARES	S/N.º	VILA NAZARÉ	SÃO DOMINGOS DO ARAGUAIA	PA	39,52	360,00	R$	28.320,36
4484	RUA TAUARIZINHO	S/N.º	VILA SÃO BENEDITO	SÃO DOMINGOS DO ARAGUAIA	PA	39,20	450,00	R$	44.403,53
4485	RUA PRINCIPAL	S/N.º	VILA SÃO JOSÉ	SÃO DOMINGOS DO ARAGUAIA	PA	38,84	416,80	R$	61.535,60
4486	RUA MAGALHÃES BARATA	S/Nº		SÃO DOMINGOS DO CAPIM	PA	40,12	391,00	R$	43.354,62
4487	RODOVIA PA-127	0	VILA DE PERSEVERANÇA	SÃO DOMINGOS DO CAPIM	PA	23,80	253,00	R$	36.361,94
4489	RUA CAIXA D´AGUA	S/Nº		SÃO FELIX DO TOCANTINS	PA			R$	49.298,40
4492	MINERASUL	0		SÃO FÉLIX DO XINGU	PA	47,24	363,60	R$	19.229,87
4503	RODOVIA PA 320, KM 30	S/N.º	GRANJA MARATHON	SÃO FRANCISCO DO PARÁ	PA	39,60	435,00	R$	60.836,33

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	60/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
4509	VILA DOIS IRMÃOS	0		SÃO GERALDO DO ARAGUAIA	PA	120,00	900,00	R$	159.607,95
4510	VILA FORTALEZA	0		SÃO GERALDO DO ARAGUAIA	PA	50,82	435,00	R$	13.286,09
4511	VILA NOVO PARAISO	0		SÃO GERALDO DO ARAGUAIA	PA	50,04	426,30	R$	15.908,35
4512	AV. FÉLIX NAUAR	S/Nº	VILA NOVA	SÃO GERALDO DO ARAGUAIA	PA			R$	59.437,79
4515	TRAV.. INDEPENDÊNCIA	S/Nº		SÃO JOÃO DA PONTA	PA			R$	45.627,25
4517	RUA FÉLIX NAUAR	S/N.º	VILA NOVA	SÃO JOÃO DA PONTA	PA	84,12	360,00	R$	39.508,65
4520	RUA SÃO DOMINGOS - RAMAL DA PENHA	S/N.º	VILA NAZARÉ	SÃO JOÃO DE PIRABAS	PA	23,80	240,00	R$	58.913,34
4522	ESTRADA DE JAPERICA	S/N.º	VILA DE PATAUÁ	SÃO JOÃO DE PIRABAS	PA	23,80	200,00	R$	58.214,07
4525	APINAGES	0		SÃO JOÃO DO ARAGUAIA	PA	36,70	316,80	R$	48.074,68
4526	RUA PEDRO CARNEIRO	S/N.º	VILA DIAMANTE	SÃO JOÃO DO ARAGUAIA	PA	59,22	375,10	R$	42.130,91
4527	SÃO JOÃO DO ARAGUAIA - Conjunto Stª Izabel	0		SÃO JOÃO DO ARAGUAIA	PA	68,80	497,00	R$	46.326,51
4529	ESTRADA DO BONITO	S/N.º	URUCURITEUA	SÃO MIGUEL DO GUAMÁ	PA	25,20	240,00	R$	33.739,69
4532	AV. DAS ACÁCIAS	S/Nº		SÃO SEBASTIÃO DA BOA VISTA	PA			R$	60.486,69
4534	RUA PRINCIPAL	S/Nº	VILA BELO MONTE DO PONTAL	ANAPU	PA	49,58	207,36	R$	53.319,20
4535	GARIMPO DA RESSACA	0		SENADOR JOSÉ PORFÍRIO	PA			R$	26.921,82
4536	GARIMPO DO GALO	0		SENADOR JOSÉ PORFÍRIO	PA			R$	30.243,35
4537	ILHA DA FAZENDA	0		SENADOR JOSÉ PORFÍRIO	PA	—	300,00	R$	43.529,44
4542	CAJUUNA	0		SOURE	PA			R$	97,90
4543	PESQUEIRO	0		SOURE	PA	—	25,00	R$	26.572,19
4546	AV. BELÉM	12		TAILÂNDIA	PA	288,72	2.863,05	R$	109.785,10
4550	RUA BACURI	S/N.º	VILA DOS PALMARES	TAILÂNDIA	PA	24,14	366,00	R$	31.816,70
4553	AV. MAGALHÃES BARATA	S/Nº	CENTRO	TERRA ALTA	PA	62,00	660,00	R$	69.402,36
4554	TRAVESSA JACÓ	S/Nº	MOCAJUBINHA	TERRA ALTA	PA	83,64	231,60	R$	59.437,79
4555	RODOVIA PA 136, KM 39 (CASTANHAL-CURUÇA)	S/Nº	POVOADO DA CIGANA	TERRA ALTA	PA	23,80	246,00	R$	53.843,65
4556	VISTA ALEGRE	0		TERRA ALTA	PA	23,80	240,00	R$	38.809,38
4559	RUA JOÃO BATISTA (esquina com Av. Presidente Vargas)	0	CENTRO	TERRA SANTA	PA			R$	96.848,64
4562	RUA SÃO MARCOS	S/N.º	FORQUILHA	TOMÉ AÇÚ	PA	23,80	247,20	R$	57.689,62
4564	AV. PRINCIPAL	S/Nº	CARANÃ	TRACUATEUA	PA	—	264,00	R$	37.061,21
4580	AV. PRINCIPAL	S/Nº	VILA DE PIMENTAL	ITAITUBA	PA	35,74	460,00	R$	12.586,83
4583	RUA PARAGOMINAS	S/N.º	COLÔNIA ÁGUA BRANCA	ULIANÓPOLIS	PA			R$	33.914,50
4584	AV. CENTRAL	S/N.º	VILA ARCO IRIS	ULIANÓPOLIS	PA	23,80	520,00	R$	34.613,77
4585	AGROVILA DO KM 190	0		URUARÁ	PA	38,00	300,00	R$	11.887,56
4586	AGROVILA PROGRESSO DO KM 140	0	VILA ALVORADA	URUARÁ	PA	50,08	290,00	R$	12.761,64
4591	RUA PRINCIPAL	S/Nº	ITAPUÃ	VIGIA DE NAZARÉ	PA	24,48	226,00	R$	60.836,33
4592	RUA ESPÍRITO SANTO	S/Nº	JUÇARATEUA DO PEREIRA	VIGIA DE NAZARÉ	PA	24,26	246,00	R$	57.165,17
4593	RUA DOMINGOS FARIAS	S/N	VILA DE PENHA LONGA	VIGIA DE NAZARÉ	PA	24,28	282,00	R$	52.619,93
4594	RUA NOVA	S/Nº	PORTO SALVO	VIGIA DE NAZARÉ	PA	24,28	301,44	R$	54.542,91
4596	RODOVIA PA 140, KM 39	S/Nº	VILA DE SANTA ROSA	VIGIA DE NAZARÉ	PA	24,26	284,00	R$	59.088,16
4625	ROD. TRANSAMAZÔNICA - BR 230 - KM 18	0	AGROVILA LEONARDO DA VINCI	VITÓRIA DO XINGU	PA			R$	21.327,68
4628	VILA SÃO FRANCISCO	0		XINGUARA	PA			R$	55.242,18
4631	FAZENDA TIMBAUBINHA	S/Nº	ZONA RURAL	SOLEDADE	PB	181,30	3.600,00	R$	111.533,27
4632	SÍTIO SEIO DO ABRAAO	S/Nº	ZONA RURAL	PASSAGEM	PB	181,30	3.600,00	R$	155.412,34
4633	REPETIDORA PICO DO JABRE	S/Nº	SÍTIO JABRE VELHO	MATUREIA	PB	251,66	6.000,00	R$	226.562,88
4634	SÃO BENTINHO	0		POMBAL	PB	99,32	300,00	R$	94.051,56
4638	SITIO SALGADINHO	S/Nº	ZONA RURAL	BREJO DOS SANTOS	PB			R$	64.332,67
4639	MORRO DO CRISTO REDENTO	S/Nº		CAJAZEIRAS	PB			R$	56.291,08
4641	RUA JOÃO PESSOA	116	CENTRO	ALAGOA GRANDE	PB	109,75	1.575,00	R$	97.023,45
4642	RUA BELARMINO COSTA	S/Nº	CENTRO	ALAGOINHA	PB	98,00	1.404,00	R$	69.052,73

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	61/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
4643	PRAÇA MAKRINA MAROJA	S/Nº	CENTRO	ARAÇAGI	PB	26,04	104,65	R$	41.606,45
4644	AV. LIBERDADE	4050	BAYEUX	BAYEUX	PB	198,69	770,00	R$	249.289,09
4645	RUA PEDRO NOBRE SOBRINHO	S/Nº	CENTRO	BELÉM	PB	74,75	140,00	R$	37.061,21
4646	RUA PASTOR JOSÉ ALVES DE OLIVEIRA	S/Nº	CABEDELO	CABEDELO	PB	268,05	1.985,00	R$	440.538,93
4648	RUA NAPOLEÃO LAUREANO	150	CENTRO	GUARABIRA	PB	1.172,13	1.216,00	R$	571.651,70
4650	AV. DIOGENES CHIANCA (ALMOXARIFADO)	1593	ÁGUA FRIA	JOÃO PESSOA	PB	1.617,01	15.907,87	R$	2.342.548,26
4651	RUA FRANCISCO GERBASI	S/Nº	CENTRO	MAMANGUAPE	PB	129,07	550,00	R$	98.247,17
4652	RUA PEDRO LEITE	48	CENTRO	MARI	PB	99,75	900,00	R$	83.912,18
4653	PRAÇA JOÃO PESSOA	206	CENTRO	PILÕES	PB	125,46	240,00	R$	67.304,56
4654	AV. SANTA ELIZABETH	S/Nº	CENTRO	RIO TINTO	PB	119,07	670,00	R$	109.260,65
4655	RUA SIQUEIRA CAMPOS	S/Nº	CENTRO	SANTA RITA	PB	268,05	1.184,00	R$	251.386,89
4656	RUA JOAQUIM DE PAULA SIMÕES	S/Nº	CENTRO	SAPE	PB	235,18	248,00	R$	113.456,26
4657	TRAV. GAMA E MELO	107	CENTRO	SERRARIA	PB	13,92	41,05	R$	36.187,13
4658	AV. DIOGENES CHIANCA	1593	ÁGUA FRIA	JOÃO PESSOA	PB	369,90	22.393,00	R$	1.089.110,12
4659	RUA SERGI0 GUERRA	114	BANCÁRIOS	JOÃO PESSOA	PB	124,33	300,00	R$	148.244,84
4660	RUA JOSEFA MIRANDA FREIRE	S/Nº	BESSA	JOÃO PESSOA	PB	277,60	420,00	R$	219.919,83
4661	RUA ESTEVAO BRETH	S/Nº	DISTRITO INDUSTRIAL	JOÃO PESSOA	PB	162,38	526,00	R$	143.524,78
4662	AV. VISCONDE DE PELOTAS	259	CENTRO	JOÃO PESSOA	PB	3.170,33	2.250,00	R$	3.171.941,39
4663	AV. EPITACIO PESSOA	1487	BAIRRO DOS ESTADOS	JOÃO PESSOA	PB	2.456,71	1.750,00	R$	3.752.811,32
4664	RUA PAULO ROBERTO DE S. ACIOLY	S/Nº	BESSAMAR	JOÃO PESSOA	PB	214,47	720,00	R$	231.807,39
4665	AV. INFANTE DOM HENRIQUE	650	TAMBAU	JOÃO PESSOA	PB	2.418,86	2.400,00	R$	3.589.645,61
4666	RUA FELINTO ESCOLÁSTICO	131	CRISTO	JOÃO PESSOA	PB	165,00	600,00	R$	174.642,22
4667	RUA PRES. EPITÁCIO PESSOA	359	CENTRO	ITABAIANA	PB	137,65	894,00	R$	164.852,46
4668	RUA ANTONIO F. DO AMARAL	S/Nº	ALTIPLANO	JOÃO PESSOA	PB	133,60	2.400,00	R$	381.101,13
4669	RUA JAIR ALVES SANTOS	S/Nº	SEIXAS	JOÃO PESSOA	PB	133,60	840,00	R$	191.949,10
4670	RUA GOLFO DE CADIS	S/Nº	INTERMARES	CABEDELO	PB	133,60	461,00	R$	130.238,69
4671	RUA CAROLINO CARDOSO	841	POÇO	CABEDELO	PB	133,60	396,00	R$	151.916,00
4672	AV. EPITÁCIO PESSOA	660	TORRE	JOÃO PESSOA	PB	2.284,25	1.598,00	R$	3.880.938,16
4673	RUA PROF. JOÃO MOREIRA	10	CENTRO	ARARUNA	PB	43,42	181,00	R$	50.871,76
4674	RUA DR. CUNHA LIMA	224	CENTRO	AREIA	PB	73,00	204,00	R$	108.911,01
4675	RUA EPITÁCIO PESSOA	S/Nº	CENTRO	BOQUEIRÃO	PB	20,95	434,00	R$	58.563,71
4676	AV. FLORIANO PEIXOTO	410	CENTRO	CAMPINA GRANDE	PB	5.607,52	2.263,28	R$	4.738.332,20
4677	RUA PEDRO GONDIN	S/Nº	CENTRO	CUITÉ	PB	119,07	2.141,00	R$	107.162,84
4678	RUA GETÚLIO VARGAS	39	CENTRO	ESPERANÇA	PB	140,57	226,00	R$	121.497,84
4679	RUA GETULIO VARGAS	S/Nº	CENTRO	INGÁ	PB	98,00	807,00	R$	104.540,59
4680	PRAÇA JOÃO PESSOA	S/Nº	CENTRO	JUAZEIRINHO	PB	99,40	663,00	R$	72.199,44
4681	RUA CÍCERO FAUSTINO	266	CENTRO	LAGOA SECA	PB	98,00	424,00	R$	132.860,95
4682	RUA PADRE ARTUR CAVALCANTE	45	CENTRO	MONTEIRO	PB	157,68	1.221,00	R$	382.849,30
4683	RUA PRES. GETULIO VARGAS	S/Nº	CENTRO	PICUÍ	PB	89,80	1.517,00	R$	110.134,73
4684	RUA JOÃO BARBOSA DA SILVA	126	CENTRO	QUEIMADAS	PB	98,60	510,00	R$	73.248,34
4685	RUA JOÃO PESSOA	58	CENTRO	REMIGIO	PB	98,00	745,00	R$	94.925,65
4686	RUA DEPUTADO ÁLVARO GALDÊNCIO	59	CENTRO	SERRA BRANCA	PB	118,00	808,00	R$	88.632,24
4687	RUA PREF. INÁCIO CLAUDINO	76	CENTRO	SOLEDADE	PB	98,70	424,00	R$	71.150,53
4688	RUA 1º DE ABRIL	24	CENTRO	SUME	PB	98,04	1.232,70	R$	158.908,68
4689	RUA RODRIGUES ALVES	2167	BODOCONGO	CAMPINA GRANDE	PB	91,20	840,00	R$	106.988,02
4691	AV. ASSIS CHATEAUBRIAND	2660	DISTRITO INDUSTRIAL	CAMPINA GRANDE	PB	175,23	752,00	R$	100.344,98
4692	AV. FRANCISCO LOPES DE ALMEIDA	105	DINAMERICA	CAMPINA GRANDE	PB	226,04	506,00	R$	105.065,04
4695	RUA SANTA RITA (TRAV. HORÁCIO SILVA)	S/Nº	CENTRO	AREIA	PB	36,00	380,00	R$	50.172,49

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	62/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
4696	RUA ASSIS PEREIRA	18	CENTRO	BONITO DE SANTA FÉ	PB	96,60	666,00	R$	77.968,40
4697	RUA BELARMINO LOPES SOUZA	S/Nº	CENTRO	IGARACI	PB			R$	47.550,23
4698	RUA BENJAMIN CONSTANT	0	CENTRO	BREJO DO CRUZ	PB	125,80	552,00	R$	75.346,14
4699	PRAÇA ERMIDIO CARTAXO	S/Nº	CENTRO	CAJAZEIRAS	PB	1.411,00	1.257,00	R$	1.311.127,76
4700	RUA VENÂNCIO NEIVA	234	CENTRO	CATOLE DO ROCHA	PB	206,74	1.454,00	R$	172.369,60
4701	RUA PRES. JOÃO PESSOA	448	CENTRO	CONCEIÇÃO	PB	74,09	285,00	R$	65.206,75
4702	RUA OSÓRIO PINTO RAMALHO	440	CENTRO	IBIARA	PB	12,00	30,00	R$	13.286,09
4703	RUA JOSÉ ALVES CAMBOIM	S/Nº	CENTRO	IMACULADA	PB	25,40	450,00	R$	37.236,03
4704	RUA FREI MARTINHO	S/Nº	CENTRO	ITAPORANGA	PB	134,09	517,00	R$	106.288,76
4705	RUA ERNANI COSTA	S/Nº	CENTRO	OLHO D’ÁGUA	PB	57,75	360,00	R$	79.891,38
4706	AV. EPITÁCIO PESSOA	48	CENTRO	PATOS	PB	2.668,00	1.255,39	R$	2.552.328,70
4707	RUA PROF. CONRADO ALMEIDA	38	CENTRO	PIANCÓ	PB	126,60	603,20	R$	115.204,43
4708	PRAÇA MONSENHOR VALERIANO PEREIRA	S/Nº	CENTRO	POMBAL	PB	157,30	731,00	R$	153.838,99
4710	RUA INACIO MACHADO	S/Nº	CENTRO	SANTA LUZIA	PB	96,60	526,00	R$	105.239,85
4711	RUA FRANCISCO DE PAULA SALDANHA	72	CENTRO	SÃO BENTO	PB	124,10	292,50	R$	134.783,93
4712	RUA JOÃO PESSOA	39	CENTRO	SÃO MAMEDE	PB	100,10	785,00	R$	79.366,93
4713	RUA CORONEL JOSÉ VICENTE	39	CENTRO	SOUZA	PB	2.855,88	1.993,00	R$	3.008.775,68
4715	RUA SEVERINO CARLOS ANDRADE	513	CENTRO	TAVARES	PB	25,40	171,00	R$	46.501,33
4716	RUA DR. MANOEL DANTAS	739	CENTRO	TEIXEIRA	PB	91,53	426,30	R$	85.310,71
4717	SÍTIO ZUMBI	0		ALAGOA GRANDE	PB	—	400,00	R$	23.075,85
4718	SÍTIO JACARÉ	0	ZONA RURAL	ALAGOINHA	PB	0,80	64,00	R$	1.730,69
4719	DISTRITO LAGOA DO JUCÁ	0		ALCANTIL	PB	—	144,00	R$	1.013,94
4720	RUA PROF. JOSÉ SEVERINO SILVA	0		AMPARO	PB	—	400,00	R$	21.327,68
4721	SÍTIO LAGOA DO FÉLIX	0		ARAÇAGI	PB			R$	26.921,82
4722	SÍTIO CARNAÚBA	0		ARARUNA	PB			R$	489,49
4723	RUA COMENDADOR FELINTO ROCHA	0	SÍTIO PARAVERUM	BANANEIRAS	PB	43,12	225,00	R$	36.012,31
4724	ROD. BR 412 KM 19	0		BOA VISTA	PB	20,95	450,00	R$	34.264,14
4726	RUA ANACILIO O. PEREIRA DE MELO	0		BORBOREMA	PB	12,42	439,27	R$	30.767,80
4728	RUA CLEMENTE FERREIRA	50	CENTRO	CAAPORÃ	PB	57,75	360,00	R$	74.122,42
4729	SÍTIO COSTA	0	Zona Rural	CACIMBAS	PB	—	200,00	R$	21.327,68
4730	AV. BARÃO RIO BRANCO	S/Nº	CENTRO	CAIÇARA	PB	34,75	348,48	R$	58.563,71
4731	POSTO CORREIOS - SÃO JOSÉ DA MATA	0	CENTRO	SÃO JOSÉ DA MATA	PB			R$	1.922,99
4732	DISTRITO DE PEDRA D’ÁGUA	0		CATURITÉ	PB	—	119,00	R$	18.880,24
4733	MATA GRANDE	0		CONCEIÇÃO	PB	61,95	900,00	R$	73.772,79
4734	RUA CAPITÃO ANTÔNIO GOMES	S/Nº	CENTRO	COREMAS	PB	43,87	515,46	R$	69.227,55
4735	FAZENDA CAPOEIRA	0	ZONA RURAL	CUBATI	PB	20,95	400,00	R$	35.138,22
4737	ESTR. DE ACESSO À VILA JOAQUIM BARBOSA	S/Nº	VILA JOAQUIM BARBOSA	FAGUNDES	PB			R$	35.313,04
4738	RUA MONSENHOR SALES	S/Nº	CENTRO	FAGUNDES	PB	99,05	420,25	R$	63.983,03
4739	FAZENDA REUNIDAS BOQUEIRÃO	S/Nº	ZONA RURAL	GURINHEM	PB	182,13	2.100,00	R$	128.140,89
4740	FAZENDA SANTA MARIA - BR 361	S/Nº	ZONA RURAL	IBIARA	PB			R$	31.117,43
4741	SÍTIO XERÉM	0	ZONA RURAL	IMACULADA	PB	—	100,00	R$	2.797,07
4742	FAZENDA JUREMA	S/Nº	ZONA RURAL	ITATUBA	PB			R$	19.754,32
4743	RUA PROJETADA	LT 278 QD 160	BARRA DE GRAMAME	JOÃO PESSOA	PB	0,80	450,00	R$	16.432,80
4744	RUA APOLONIO NÓBREGA	228	CASTELO BRANCO	JOÃO PESSOA	PB	43,12	200,00	R$	63.633,40
4745	AV. CENTENÁRIO	724	CRUZ DAS ARMAS	JOÃO PESSOA	PB	43,12	323,79	R$	76.045,41
4747	RUA PROJETADA	0	LOT BOA VISTA	JUAREZ TÁVORA	PB	7,50	160,00	R$	26.921,82
4748	RUA AMÉRICO FALCÃO	104	CENTRO	LUCENA	PB	40,10	81,94	R$	52.619,93
4749	RUA MANOEL MARQUES	S/Nº	CENTRO	MALTA	PB	100,80	120,00	R$	121.148,20

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	63/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
4750	COLÔNIA AGRÍCOLA DE CAMARATUBA	0	ZONA RURAL	MAMANGUAPE	PB	—	400,00	R$	20.103,96
4751	RUA SANTA TEREZINHA	S/Nº	CENTRO	MASSARANDUBA	PB	20,95	250,00	R$	36.536,76
4752	CHÃ DO CHEIRO	S/Nº	ZONA RURAL	NATUBA	PB	7,50	400,00	R$	22.726,21
4753	SÍTIO FIRMIANO	S/Nº	ZONA RURAL	PASSAGEM	PB	—	2.500,00	R$	34,96
4754	PROPRIEDADE SACO DO CARDEIRO	0	ZONA RURAL	PICUÍ	PB			R$	33.215,24
4756	DISTRITO DE NAZARÉ DE POCINHOS	0	ZONA RURAL	POCINHOS	PB	—	136,00	R$	31.117,43
4757	RUA PROF. JOÃO RODRIGUES	23		POCINHOS	PB	98,00	261,00	R$	76.744,68
4758	POVOADO TANQUES	S/Nº		POÇO DANTAS	PB	—	49,00	R$	20.278,78
4759	RUA SIGISMUNDO SOUTO MAIOR	0		PRATA	PB	22,79	200,00	R$	38.634,56
4760	PRAÇA SOLON DE LUCENA	S/Nº	CENTRO	PRINCESA ISABEL	PB	43,06	750,00	R$	68.003,83
4761	SÍTIO PORTELA	S/Nº	ZONA RURAL	PUXINANÃ	PB	162,40	3.600,00	R$	120.623,75
4762	SÍTIO MALHADA GRANDE	0		QUEIMADAS	PB	—	40,00	R$	18.530,61
4763	PROPRIEDADE MANOEL J. SILVA	0	ZONA RURAL	RIACHÃO DO POÇO	PB	—	156,12	R$	20.978,04
4764	PROPRIEDADE JOSÉ BELARMINO SANTOS	S/Nº	ZONA RURAL	SALGADINHO	PB	—	100,00	R$	18.180,97
4765	SÍTIO SÃO JOSÉ DA BATALHA	S/Nº	ZONA RURAL	SALGADINHO	PB	—	150,00	R$	18.355,79
4766	PROPRIEDADE FRANCISCO PESSOA ARAUJO	0	DISTRITO FEIRA NOVA	SALGADO SÃO FELIX	PB	22,79	36,00	R$	18.006,15
4767	FORTE VELHO	0		SANTA RITA	PB	—	22,00	R$	18.530,61
4768	SÍTIO RIBEIRA DO MEIO	0	ZONA RURAL	SANTA RITA	PB	—	90,00	R$	18.530,61
4769	RUA ORMICINDO MANGUEIRA	S/Nº	CENTRO	SANTANA DE MANGUEIRA	PB	8,00	105,42	R$	13.460,91
4770	SÍTIO BARRA DE CIMA	0	ZONA RURAL	SÃO BENTO	PB	—	57,00	R$	18.355,79
4771	PROPRIEDADE RAIMUNDO HERUDIVAM Q.	0	ZONA RURAL	SÃO FRANCISCO	PB	—	100,00	R$	19.929,14
4772	SÍTIO RAMADA	0	ZONA RURAL	SÃO FRANCISCO	PB	—	100,00	R$	18.355,79
4773	RUA JACOB FRANTZ	S/Nº	CENTRO	SÃO JOÃO DO RIO DO PEIXE	PB	102,90	450,00	R$	101.393,88
4774	SÍTIO MALHADA	0	ZONA RURAL	SÃO JOÃO DO RIO DO PEIXE	PB			R$	64.332,67
4775	PRAÇA SÃO JOSÉ	S/Nº	CENTRO	SÃO JOSÉ DE CAIANA	PB	22,79	600,00	R$	23.075,85
4776	SÍTIO CAVACO	0	ZONA RURAL	SÃO JOSÉ DE PRINCESA	PB	—	150,00	R$	19.055,06
4777	SÍTIO RIACHO DAS CABRAS	0	ZONA RURAL	SÃO VICENTE DO SERIDÓ	PB	—	180,00	R$	19.579,51
4778	SÍTIO INHAUÁ	0	ZONA RURAL	SAPE	PB	—	118,08	R$	18.355,79
4779	RUA PROJETADA	0	AHU	SERRA BRANCA	PB			R$	34.089,32
4780	RUA PROJETADA	S/N	LIMEIRÃO	SERRA BRANCA	PB	20,95	500,00	R$	1.748,17
4781	FAZENDA FLORES	0	ZONA RURAL	SERRA DA RAIZ	PB	20,95	450,00	R$	37.935,30
4782	RUA DIONÍZIO RODRIGUES DA COSTA	61	CENTRO	SOLÂNEA	PB	251,07	1.800,00	R$	229.359,95
4783	SERRA GRANDE - MORRO DO CRUZEIRO	0	ZONA RURAL	SUMÉ	PB	15,00	300,00	R$	76.744,68
4784	RUA JOÃO PESSOA	S/Nº	CENTRO	TAPEROÁ	PB	98,00	900,00	R$	91.778,94
4785	POVOADO JUREMA	0		TAVARES	PB	—	80,00	R$	20.103,96
4788	PROPRIEDADE JOSÉ LUIS FILHO	0	QUIXABÁ DE BAIXO	UIRAÚNA	PB	—	36,00	R$	19.754,32
4789	RUA JOSÉ JOAQUIM DUARTE	S/Nº	CENTRO	UIRAÚNA	PB	109,66	467,50	R$	83.912,18
4790	FAZENDA BARROS, CHÃ DO TOURO	0	ZONA RURAL	UMBUZEIRO	PB	20,95	900,00	R$	37.061,21
4791	SÍTIO ALECRIM	0	ZONAL RURAL	UMBUZEIRO	PB	17,00	150,00	R$	12.761,64
4792	SÍTIO BOQUEIRÃO, PB 299, KM 19	0	ZONA RURAL	VISTA SERRANA	PB	7,50	350,00	R$	23.425,48
4798	AV. PARIS	120	CUITÉS	CAMPINA GRANDE	PB	402,33	760,00	R$	127.616,43
4802	RUA EDUARDO OLIVEIRA LOBO	25	CATOLÉ	CAMPINA GRANDE	PB	133,60	600,00	R$	132.511,31
4805	RUA ARTUR PADILHA	S/Nº		AFOGADOS DA INGAZEIRA	PE	73,52	1.516,85	R$	145.972,22
4806	FAZENDA CABOCLO - MORRO DO GERALDO	0		AFRANIO	PE	50,02	600,00	R$	68.528,28
4807	FAZENDA DEVANEIO - SERRA DOS VENTOS	0	FAZENDA DEVANEIO	AMARAJI	PE	192,93	6.768,00	R$	1.188,76
4808	MORRO DA COMPESA - CAIXA D’ÁGUA	0		ARARIPINA	PE	142,20	1.000,00	R$	94.401,20
4809	RUA JOAQUIM RODRIGUES NOGUEIRA	180		ARARIPINA	PE	60,00	75,45	R$	66.605,29
4810	SERRA DO CAIÇARA - PERI-PERI	0		ARCO VERDE	PE	207,26	640,00	R$	100.170,16

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	64/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
4812	SERRA DOS CAETES	S/Nº	SERRA	BELO JARDIM	PE	24,00	299,00	R$	54.368,10
4813	MORRO SANTA TEREZINHA /SERRA DO GICÓ	0		BOM CONSELHO	PE	166,81	1.125,00	R$	90.555,22
4815	MONTE N. SENHORA DO MONTE SERRAT - FAZENDA ACAUÃ	0		BONITO	PE	32,63	600,00	R$	31.641,88
4819	FAZENDA OURICURÍ	0	SERRA DO BENDÓ	CABROBÓ	PE	182,00	1.000,00	R$	120.623,75
4821	SERRA TRAPUA	S/Nº	SERRA	CARPINA	PE	1.575,00	1.575,00	R$	127.091,98
4822	MORRO DA ÁGUA DOCE	S/Nº		CARUARU	PE	65,38	644,21	R$	39.333,83
4823	MORRO BOM JESUS	S/Nº	CENTRO	CARUARU	PE	219,00	2.000,00	R$	311.174,32
4825	SERRA DA PRATA	S/Nº	SERRA DA PRATA	CATENDE	PE	189,93	5.000,00	R$	80.590,65
4826	RUA JOAQUIM JOSÉ DE MIRANDA	0	CENTRO	CHÃ GRANDE	PE	94,87	246,52	R$	71.500,17
4827	SERRA DA RUSSA ( CHACARA GRANDE RADIO )	0		CHÃ GRANDE	PE	2.688,59	2.688,59	R$	82.338,82
4828	ALTO SÃO JOSÉ	S/Nº		CORRENTES	PE	32,16	1.750,00	R$	44.578,34
4831	ALTO DO MORRO - MORRO DA HERMIDIA	S/Nº		FLORESTA	PE	36,00	1.250,00	R$	78.492,85
4832	MORRO DO MAGANO	S/Nº	MAGANO	GARANHUNS	PE	208,00	3.000,00	R$	128.840,15
4839	PONTA DE SERRAMBI	LOTE 10-B, Q-I7		IPOJUCA	PE	—	240,00	R$	28.145,54
4840	RUA AGRIPINO DE SÁ - PRAÇA AGAMENON MAGALHÃES	S/Nº	CENTRO	IPUBI	PE	36,24	82,80	R$	30.243,35
4841	RUA CONSTANTINO LAVRADOR - ANTIGO LOTEAMENTO	S/N		ITAIBA	PE	11,25	300,00	R$	5.244,51
4842	BIQUINHA ALTO DO MORRO	S/Nº		ITAMARACÁ	PE			R$	44.753,16
4843	SÍTIO SANTO ANTÔNIO	0		ITAMARACÁ	PE	15,25	400,00	R$	24.824,02
4844	ESTRADA DA LUZ	0	SANTO ALEIXO	JABOATAO DOS GUARARAPES	PE	759,00	8.400,00	R$	695.771,80
4845	RUA DUQUE DE CAXIAS	135	CENTRO	JABOATÃO DOS GUARARAPES	PE	1.648,00	1.892,00	R$	935.271,13
4846	RUA DOM PEDRO II	S/Nº		LAJEDO	PE	96,39	1.000,00	R$	81.639,55
4847	ALTO DO REDENTOR	S/Nº		LIMOEIRO	PE	182,93	1.113,15	R$	141.077,35
4850	ALTO DO OBELISCO - LOTEAMENTO OBELISCO	LOTES 11 E 12	OBELISCO	NAZARÉ DA MATA	PE	560,00	560,00	R$	47.025,78
4852	Fazenda Quixadá	0	SERRA	OURICURI	PE	183,00	1.000,00	R$	122.896,37
4854	DISTRITO INDUSTRIAL - ESTAÇÃO CELULAR	0	PARATIBE	PAULISTA	PE	181,00	537,00	R$	165.551,73
4855	RUA CEL. AUSTRICLINIO	914	CENTRO	PALMARES	PE	112,00	112,00	R$	71.674,98
4856	RUA CEL. AUSTRICLINIO	877	CENTRO	PALMARES	PE	409,00	409,00	R$	179.711,91
4858	SERRA DA BICA	S/Nº	SERRA DA BICA	PANELAS	PE	40,80	900,00	R$	38.634,56
4859	FAZENDA OLHO D’ ÁGUA - 14 KM DE PARNAMIRIM	0	OLHO DAGUA	PARNAMIRIM	PE	107,10	1.250,00	R$	60.137,06
4860	FAZENDA ALVORADA, BR 232	0	VILA ANÁPOLIS	PESQUEIRA	PE	460,00	29.370,00	R$	281.455,42
4861	RUA AUSPÍCIO VALGUEIRO DE BARROS (ESQUINA COM C3)	20	CENTRO	PETROLANDIA	PE	44,00	732,00	R$	66.430,47
4865	RUA ARISTARCO LOPES	S/Nº	CENTRO	PETROLINA	PE	1.820,00	5.850,00	R$	408.566,94
4866	MORRO DO CRIOLO/FAZENDA TERRA NOVA BR407	0		PETROLINA	PE	1.720,00	1.600,00	R$	49.822,85
4867	MORRO DO RIACHÃO, BR - 122 - KM - 22	0		MANDACARU	PE	124,34	1.800,00	R$	82.513,64
4868	RUA ALTO DO FRADE LOTES 2 E 3	0	CENTRO	POMBOS	PE	36,24	256,00	R$	59.262,97
4871	AV. CAXANGÁ	265	MADALENA	RECIFE	PE	774,00	774,00	R$	354.714,25
4873	RUA ENGENHEIRO UBALDO GOMES DE MATOS	S/Nº	SANTO ANTÔNIO	RECIFE	PE	325,00	325,00	R$	443.810,73
4874	RUA UBALDO GOMES DE MATOS	53	SANTO ANTÔNIO	RECIFE	PE	325,70	325,70	R$	108.911,01
4875	RUA DO PRÍNCIPE	156 e 120	BOA VISTA	RECIFE	PE	—	3.196,00	R$	4.533.831,18
4877	MORRO DOS GUARARAPES	S/Nº	CENTRO	RIBEIRÃO	PE	124,00	1.000,00	R$	97.722,72
4881	FAZENDA CARIPÓS - BR 428 - SANTA MARIA DA BOA VISTA	0		SANTA MARIA DA BOA VISTA	PE	124,34	41.200,00	R$	74.821,69
4882	FAZENDA MALHADA REAL	0	POV. DE VERMELHOS	SANTA MARIA DA BOA VISTA	PE	124,34	3.300,00	R$	68.003,83
4883	RUA DO MATADOURO	S/N		SÃO JOSÉ DO BELMONTE	PE	58,59	120,69	R$	72.549,07
4884	RUA ALTO DO CLUBE	S/Nº	SÃO JOÃO	SÃO JOSÉ DO EGITO	PE	47,52	1.000,00	R$	143.524,78
4885	MORRO DA VÁRZEA FRIA	44 e 46		SÃO LOURENÇO DA MATA	PE	182,92	1.728,00	R$	174.817,03
4886	FAZENDA SERRA TALHADA	0	SERRA	SERRA TALHADA	PE	340,00	4.800,00	R$	193.697,27
4887	SERRA DO JUÁ	0	JUA	SERTÂNIA	PE	143,22	2.340,00	R$	79.716,57
4889	MORRO DA VARZEA GRANDE - SERRA DO TAQUARA	0	TORRE	TAQUARITINGA DO NORTE	PE	151,80	1.440,00	R$	97.198,27

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	65/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
4890	MORRO DA INDEPENDÊNCIA	S/Nº		TIMBAÚBA	PE	154,95	1.250,00	R$	122.896,37
4891	SÍTIO ÁGUA BRANCA	0	CENTRO	TRIUNFO	PE	97,02	3.222,94	R$	24.474,38
4892	SÍTIO BAIXA FUNDA	0	CENTRO	TUPANATINGA	PE	74,75	25.614,00	R$	61.360,78
4894	ALTO DA IGREJINHA	0		VICÊNCIA	PE	54,00	750,00	R$	63.108,95
4897	PATIO (OU PRAÇA) DE SÃO PEDRO	0	SANTO ANTÔNIO	RECIFE	PE	1.947,00	948,00	R$	1.087.361,95
4898	RUA FERNANDO CESAR	S/Nº	ENCRUZILHADA	RECIFE	PE	1.391,00	1.900,00	R$	2.199.473,76
4900	ESTRADA DO ARRAIAL	2641	TAMARINEIRA	RECIFE	PE	1.620,00	2.674,00	R$	2.080.322,71
4901	RUA ISABEL DE SOUZA	570	IMBIRIBEIRA	RECIFE	PE	2.313,00	1.638,00	R$	1.590.835,01
4902	RUA SÃO SEBASTIÃO	S/Nº	PIEDADE	JABOATAO DOS GURARAPES	PE	1.356,00	1.260,00	R$	1.220.222,90
4903	RUA JOAQUIM FELIPE	168	BOA VISTA	RECIFE	PE	11.395,00	3.610,00	R$	8.828.260,22
4904	RUA JOAQUIM VASCONCELOS	146/146A e 140	AFOGADOS	RECIFE	PE	733,52	670,00	R$	485.991,35
4905	RUA PROFESSOR JOSÉ CÂNDIDO PESSOA	511	BAIRRO NOVO	OLINDA	PE	2.380,00	1.948,00	R$	1.321.616,78
4906	AV. RUI BARBOSA - CASA CAIADA	0	JARDIM ATLÂNTICO	OLINDA	PE	1.913,00	3.150,00	R$	1.311.127,76
4908	AV. CLAUDIO QUEIROS LEITE	5232	PAU AMARELO	PAULISTA	PE	299,00	762,00	R$	145.098,14
4909	AV. CLAUDIO QUEIROS LEITE	LT 57 E 8 QD Y	FORTE - PAU AMARELO	PAULISTA	PE			R$	304.181,64
4910	AV. BEBERIBE	2940	CAJUEIRO	RECIFE	PE	256,22	797,00	R$	231.982,20
4911	AV. CAXANGÁ	272	MADALENA	RECIFE	PE	2.039,15	2.187,00	R$	1.678.243,53
4914	AV. GASPAR PERES	500	IPUTINGA	RECIFE	PE	1.481,30	1.501,11	R$	2.721.604,03
4915	RUA CEL. LAMENHA	146	AREIAS	RECIFE	PE	4.161,00	2.498,00	R$	2.097.804,41
4916	AV. DR. BELMIRO CORREIA	600	NOVO DO CARMELO	CAMARAGIBE	PE	165,00	450,00	R$	152.964,90
4917	RUA NAVEGANTES	S/Nº	JD. PRIMAVERA	ALDEIA	PE	127,00	1.800,00	R$	131.986,86
4919	RUA SETUBAL	1379	BOA VIAGEM	RECIFE	PE	1.630,00	1.642,00	R$	2.499.883,59
4920	RUA MARIA CAROLINA	475	BOA VIAGEM	RECIFE	PE	2.833,73	1.498,96	R$	3.785.444,46
4921	AURORA CARNEIRO	S/Nº	CANDEIAS	JABOATÃO DOS GUARARAPES	PE	256,22	750,00	R$	368.863,94
4922	RUA CORDILHEIRA	S/Nº	IBIRA	RECIFE	PE	136,00	393,00	R$	89.331,50
4923	RUA DR. LUIS RIGUEIRAS	S/Nº	PRAZERES	JABOATÃO DOS GUARARAPES	PE	275,00	828,00	R$	229.010,31
4924	TRAV. DA MIRANDIBA	S/Nº	CENTRO	PONTEZINHA	PE	118,80	450,00	R$	72.374,25
4925	AV. PRES VARGAS BR 101 - KM 33	0	CENTRO	CABO DE SANTO AGOSTINHO	PE	1.603,67	1.596,00	R$	1.269.171,67
4927	AV. HENRIQUE DE HOLANDA, S/N RUA DOS BORGES	0	CENTRO	VITÓRIA DE SANTO ANTÃO	PE	452,00	3.635,00	R$	594.377,92
4928	PRAÇA DR. ARAUJO SOBRINHO	S/Nº	CENTRO	SÃO LOURENÇO DA MATA	PE	387,00	1.730,00	R$	491.235,87
4931	RUA DR. AGAMENON MAGALHÃES	220	CENTRO	GRAVATÁ	PE	332,35	1.973,00	R$	742.972,39
4932	RUA BARÃO DE SUASSUNA	S/Nº	CENTRO	ESCADA	PE	147,04	500,00	R$	164.852,46
4933	RUA 1º DE MAIO	S/Nº	CENTRO	MORENO	PE	80,95	455,06	R$	104.016,14
4934	RUA CASTELO BRANCO	36 / 37	TIMBO	ABREU E LIMA	PE	105,60	720,00	R$	190.026,12
4935	RUA JOSÉ LACERDA LEITE	31	CENTRO	IGARASSU	PE	333,50	1.536,28	R$	335.648,71
4936	RUA N.SENHORA PILAR	S/Nº	CENTRO	ITAMARACÁ	PE	44,88	600,00	R$	56.815,54
4937	RUA CARUARU	S/Nº	FORTE	ITAMARACÁ	PE	71,92	360,00	R$	56.640,72
4938	RUA SIQUEIRA CAMPOS	S/Nº	CENTRO	ITAPISSUMA	PE	36,20	404,36	R$	60.836,33
4940	PORTO DE GALINHAS	S/Nº	LOT MEREPE	IPOJUCA	PE	51,70	300,00	R$	135.133,57
4946	RUA PADRE ROCHA	307	CENTRO	CARPINA	PE	1.376,00	2.945,90	R$	3.178.468,02
4947	RUA CAMÕES BARBOSA	S/Nº		LAGOA DO CARRO	PE	36,24	300,00	R$	19.055,06
4948	RUA DAS LARANJEIRAS	S/N	CENTRO	GOIANA	PE	750,00	750,00	R$	333.900,54
4949	RUA VIGARIO JOAQUIM PINTO	S/Nº	CENTRO	LIMOEIRO	PE	332,00	1.279,00	R$	416.064,54
4950	RUA ISMAEL GOUVEIA	271	CENTRO	TIMBAÚBA	PE	332,00	1.240,00	R$	358.374,92
4951	PRAÇA PASCOAL CALABRIA FILHO	S/Nº		NAZARÉ DA MATA	PE	93,06	192,00	R$	95.624,92
4952	RUA CONEGO BENIGNO LIRA	S/Nº	CENTRO	SURUBIM	PE	96,00	2.128,00	R$	249.813,54
4953	RUA SÃO PAULO	78		ITAMBÉ	PE	49,54	484,14	R$	96.149,37
4954	RUA PADRE EMIDIO	181	CENTRO	PAUDALHO	PE			R$	183.033,43

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	66/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
4955	RUA DOROTEU PEREIRA DE LIRA	S/Nº	CENTRO	ALIANÇA	PE	173,00	948,00	R$	180.061,55
4956	RUA JOSÉ FERREIRA CEDÍCIAS	S/Nº		BOM JARDIM	PE	55,84	359,80	R$	63.983,03
4957	AV. JOÃO FRANCISCO	S/Nº		MACAPARANA	PE	73,93	215,00	R$	78.842,48
4958	RUA 13 DE MAIO	S/Nº	CENTRO	VICÊNCIA	PE	133,00	133,00	R$	101.743,51
4959	RUA MAJOR ANTONIO CORREIA	S/Nº	CENTRO	CONDADO	PE	64,00	268,00	R$	67.654,19
4961	RUA EUMENIA DE OLIVEIRA GONÇALVES	S/Nº		CUMARU	PE	36,24	300,00	R$	50.522,12
4964	RUA MAJOR SEVERINO MENDES	S/N		BUENOS AIRES	PE	36,24	375,00	R$	65.906,02
4966	AV. GOVERNADOR PAULO GUERRA MACHADO	S/Nº		MACHADO	PE	45,93	78,00	R$	56.116,27
4967	RUA 1º DE MAIO	S/Nº		PASSIRA	PE	36,24	369,11	R$	61.885,23
4968	RUA MOISÉS CORREIA	S/Nº		CAMUTANGA	PE	36,24	240,00	R$	60.836,33
4970	RUA ALTO DA COMPESA	S/Nº		SALGADINHO	PE	36,24	640,00	R$	71.325,35
4971	RUA IVO LEITÃO	S/Nº		SÃO VICENTE FERRER	PE	29,40	178,00	R$	47.725,05
4973	RUA DR. SIMPLÍCIO TAVARES DE MELO	30		FERREIROS	PE	36,34	491,52	R$	55.941,45
4974	RUA SIQUEIRA CAMPOS	S/Nº		GLORIA DO GOITA	PE	90,15	481,25	R$	101.568,70
4976	RUA CEL. AUSTRICLINIO	869	CENTRO	PALMARES	PE	1.036,00	1.007,00	R$	645.074,86
4977	AV. AGAMENON MAGALHÃES	288	CENTRO	RIBEIRÃO	PE	332,00	1.344,00	R$	227.611,78
4978	AV. PRES VARGAS	S/Nº	CENTRO	CATENDE	PE	131,97	216,00	R$	83.387,73
4979	RUA MAJOR JUAREZ NOGUEIRA MENDES	S/Nº	CENTRO	BARREIROS	PE	72,78	83,30	R$	45.102,79
4980	AV. TOBIAS BARRETO (RUA PROJETADA)	S/Nº	PRAIA	TAMANDARÉ	PE	177,00	850,00	R$	196.669,16
4981	RUA AGAMENON MAGALHÃES	S/Nº	CENTRO	RIO FORMOSO	PE	40,50	207,00	R$	50.347,31
4984	PRAÇA DOS TRÊS PODERES - SILVEIRA LESSA	S/Nº	CENTRO	ÁGUA PRETA	PE	73,95	543,75	R$	67.129,74
4985	AV. VICENTE AFONSO	S/Nº	CENTRO	JOAQUIM NABUCO	PE	57,95	268,40	R$	79.192,12
4987	RUA BOA VISTA	S/Nº	CENTRO	SÃO BENEDITO DO SUL	PE	36,24	463,60	R$	69.926,81
4989	ALTO DO CRUZEIRO	S/Nº	CRUZEIRO	QUIPAPÁ	PE	36,24	300,00	R$	47.025,78
4990	MORRO DA IGREJINHA	S/Nº	MORRO DA IGREJINHA	BELÉM DE MARIA	PE	36,24	375,00	R$	48.948,77
4991	RUA 13 DE MAIO	S/Nº	CENTRO	CORTES	PE	36,24	253,70	R$	54.018,46
4992	Alecrim - próximo ao trevo da BR-101	0	PONTA DA PEDRA	GOIANA	PE	61,00	600,00	R$	75.171,32
4994	TRAV. DOS CABANOS	S/Nº	CENTRO	PANELAS	PE	40,80	386,10	R$	70.451,26
4995	RUA PROF MANOEL EDMUNDO	S/Nº	CENTRO	LAGOA DOS GATOS	PE	36,24	240,00	R$	59.612,61
4996	TRAV. JOSÉ MARTINS	82	CENTRO	CARUARU	PE	2.115,00	2.550,00	R$	3.224.154,42
4998	RUA AMELIA SOARES PAES	S/Nº	CENTRO	BELO JARDIM	PE	2.168,00	2.168,00	R$	254.857,72
4999	RUA CAPITÃO EULINO MENDONÇA	0	CENTRO	BEZERROS	PE	182,68	1.386,00	R$	279.707,25
5000	RUA LUISA MENDES	S/Nº	CENTRO	SANTA CRUZ DO CAPIBARIBE	PE	140,00	1.200,00	R$	130.763,14
5001	RUA COSTA AZEVEDO (área desmembrada)	S/Nº	DISTRITO FAZENDA NOVA	BREJO DA MADRE DE DEUS	PE			R$	101.743,51
5002	RUA VIGÁRIO TEJO	114		TAQUARITINGA DO NORTE	PE	75,16	153,11	R$	65.731,20
5004	RUA CÔNEGO JOÃO RODRIGUES DE MELO	41	CENTRO	SÃO BENTO DO UNA	PE	45,12	326,80	R$	93.177,48
5006	RUA SALUSTIANO F. LIMA	S/Nº	CENTRO	SÃO CAETANO	PE	40,80	295,50	R$	118.176,32
5007	RUA JOSÉ LUIZ SILVEIRA BARROS	S/Nº	CENTRO	CUPIRA	PE	40,67	200,00	R$	69.752,00
5008	AV. DR. MANOEL BORBA	S/Nº	CENTRO	ALTINHO	PE	40,20	342,95	R$	67.829,01
5009	RUA JOAO PEREIRA TABOSA	S/Nº	CENTRO	TORITAMA	PE	36,24	299,70	R$	219.220,56
5010	AV. 31 DE MARÇO	S/Nº	CENTRO	CACHOEIRINHA	PE	40,00	390,00	R$	107.512,48
5012	RUA SUELY VITAL DE ARAÚJO	103	CENTRO	CAMOCIM DE SÃO FELIX	PE	29,40	330,25	R$	62.234,86
5013	RUA MARECHAL RONDON	S/Nº	CENTRO	AGRESTINA	PE	36,24	375,00	R$	78.318,03
5014	RUA MARIA JÚLIA MOTA	228	CENTRO	RIACHO DA ALMAS	PE	33,22	516,60	R$	48.599,14
5018	AV. PRESIDENTE KENNEDY	S/Nº	CENTRO	FREI MIGUELINHO	PE	36,24	313,79	R$	63.108,95
5019	RUA MAJOR MANOEL FELIX DE MENEZES	S/Nº	CENTRO	SÃO JOAQUIM DO MONTE	PE	43,80	85,76	R$	35.837,49
5020	RUA PEDRO BELTRÃO	S/Nº	CENTRO	TACAIMBÓ	PE	29,40	436,98	R$	31.641,88
5021	RUA DANTAS BARRETO	100	CENTRO	SANTA MARIA DO CAMBUCÁ	PE	40,25	134,61	R$	45.976,88

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	67/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
5022	RUA JUSCELINO KUBITSCHEK	S/Nº	CENTRO	BARRA DO GUABIRABA	PE	36,24	226,00	R$	47.899,87
5023	AV. MANOEL BORBA	168	CENTRO	GARANHUNS	PE	2.257,45	798,85	R$	1.548.116,25
5024	PRAÇA ALICE CRESPO	S/Nº		BOM CONSELHO	PE	145,45	185,45	R$	73.248,34
5026	RUA DUQUE DE CAXIAS	77	CENTRO	LAJEDO	PE	55,35	380,40	R$	115.903,69
5028	AV. JOSÉ CORREA DE LIMA	S/Nº		JUPI	PE	29,40	96,00	R$	103.841,32
5029	RUA FRANCISCO ALVES SILVA	S/Nº		JUCATI	PE	36,24	459,00	R$	69.052,73
5031	PRAÇA AGAMENON MAGALHÃES	0	CENTRO	SALOA	PE	36,24	286,09	R$	92.653,03
5033	RUA CANTALICE CAPISTRANO DE BARROS	S/Nº		SÃO JOÃO	PE	53,04	219,76	R$	59.612,61
5034	RUA CAPITÃO AMADOR MONTEIRO	S/Nº		LAGOA DO OURO	PE	36,24	450,00	R$	70.101,63
5035	FAZENDA SÃO JOSÉ	S/Nº		IATI	PE	56,86	918,00	R$	46.326,51
5036	PRAÇA JOSÉ BEZERRA ASSUNÇÃO	77		PARANATAMA	PE	36,24	405,18	R$	73.947,61
5038	RUA TANCREDO NEVES	S/Nº		BREJÃO	PE	36,24	382,50	R$	59.262,97
5039	RUA ADALTO BARRETO	S/Nº	CENTRO	PALMERINA	PE	48,87	92,25	R$	19.229,87
5040	RUA MARECHAL RONDON	S/Nº	CENTRO	TEREZINHA	PE	32,24	232,69	R$	49.473,22
5041	RUA PROFESSOR JACINTO VIEIRA	S/Nº		CALÇADO	PE	32,24	300,00	R$	50.871,76
5044	RUA JOÃO BORREGO	100		CAPOEIRAS	PE	70,18	461,00	R$	76.569,86
5046	RUA CORONEL ANTÔNIO JAPIASSU	701	CENTRO	ARCO VERDE	PE	1.342,00	2.749,00	R$	3.765.864,57
5047	RUA BOM JESUS	S/Nº	CENTRO	TUPARETAMA	PE	36,24	232,00	R$	46.501,33
5048	RUA QUATRO - COHAB	S/Nº	CENTRO	INGAZEIRA	PE	36,24	450,00	R$	66.255,66
5049	RUA RIACHO VERDE	S/Nº	CENTRO	SOLIDÃO	PE	36,24	240,00	R$	36.187,13
5050	RUA DEPUTADO AFRÂNIO GODOY	1003	CENTRO	SERRA TALHADA	PE	334,10	1.489,00	R$	340.893,22
5051	RUA TENENTE WASTIGNEY WANDEKOK WANDERLEY	S/Nº	CENTRO	VENTUROSA	PE	40,80	434,00	R$	74.297,24
5052	AV. JOÃO CORREIA NETO	63	CENTRO	POÇÃO	PE	98,82	450,00	R$	67.479,38
5053	AV. MARIA DE BRITO	S/Nº	CENTRO	PESQUEIRA	PE	92,47	418,00	R$	182.683,80
5055	RUA NE SANTANA	S/Nº	CENTRO	IGUARACY	PE	36,24	390,00	R$	66.605,29
5056	RUA SENADOR PAULO GUERRA	383	CENTRO	AFOGADOS DA INGAZEIRA	PE	129,78	285,18	R$	59.088,16
5058	RUA MARIA DONDON	S/Nº	CENTRO	INAJÁ	PE	36,24	527,28	R$	38.284,93
5059	RUA MONTE SANTO	S/Nº	CENTRO	MANARI	PE			R$	63.458,58
5061	AV. MANOEL VICENTE	S/Nº	CENTRO	IBIMIRIM	PE			R$	38.459,75
5062	RUA DOMINGOS SIQUEIRA	S/Nº	CENTRO	SÃO JOSÉ DO EGITO	PE	153,05	201,70	R$	9.789,75
5063	RUA DOM ELISEU DE MELO NETO	S/Nº	CENTRO	CALUMBI	PE	36,24	240,00	R$	46.676,15
5064	RUA PADRE IBIAPINA	S/Nº	CENTRO	TRIUNFO	PE	97,02	322,50	R$	50.347,31
5066	RUA GENESIA MASCENA VERAS	580	CENTRO	TABIRA	PE	67,68	1.500,00	R$	103.666,50
5067	PRAÇA ERNESTO QUEIROZ	S/Nº	CENTRO	CUSTODIA	PE	56,25	225,19	R$	47.725,05
5071	AV. OSMAR FERRAZ	S/Nº	CENTRO	BETANIA	PE	36,24	300,00	R$	36.711,58
5072	RUA SAO PEDRO	S/Nº	CENTRO	ITAPETIM	PE	54,40	69,30	R$	46.850,97
5073	PRAÇA ANTÔNIO PEREIRA CARVALHO	S/Nº	CENTRO	QUIXABA	PE	36,24	350,00	R$	63.458,58
5075	RUA JOAQUIM ESCRIVÃO	S/Nº	CENTRO	CARNAIBA	PE	61,91	159,19	R$	40.732,37
5076	RUA JONAS CAMELO	40	CENTRO	BUIQUE	PE	78,25	182,73	R$	56.116,27
5077	RUA SANTOS DUMONT	59	CENTRO	TUPANATINGA	PE	36,24	223,86	R$	29.893,71
5078	RUA SIQUEIRA CAMPOS	44	CENTRO	FLORES	PE	34,80	91,80	R$	44.927,98
5079	RUA PEDRO PAULO DINIZ CAVALCANTE	S/Nº	CENTRO	PEDRA	PE	29,40	360,00	R$	45.452,43
5080	RUA JOSÉ DAVID DE VASCONCELOS	S/Nº	CENTRO	SANTA TEREZINHA	PE	53,16	552,00	R$	90.205,59
5081	RUA DR. PACIFICO DA LUZ	739	CENTRO	PETROLINA	PE	1.720,00	1.612,00	R$	963.241,86
5082	BR 407	450	JARDIM BRASÍLIA	PETROLINA	PE	299,00	960,00	R$	263.973,72
5083	RUA MORRO ANGELO SAMPAIO (CARRANCA)	S/Nº	AREIA BRANCA	PETROLINA	PE	299,06	1.449,00	R$	396.834,67
5086	RUA JOSE VICENTE ARAUJO	0	CENTRO	AFRANIO	PE	40,08	304,00	R$	58.388,89
5087	RUA DO ESTUDANTE	121	CENTRO	LAGOA GRANDE	PE	45,49	158,09	R$	45.802,06

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	68/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
5093	RUA JOSÉ THOMÁS DE AQUINO	S/Nº	CENTRO	OURICURI	PE	99,54	1.750,00	R$	208.906,36
5096	RUA ALEXANDRE PARENTE SÁ	S/N.º	CENTRO	CABROBÓ	PE			R$	220.793,91
5097	RUA CORONEL PEDRO DA LUZ	235	CENTRO	BELÉM DE SÃO FRANCISCO	PE	99,54	1.475,00	R$	184.956,42
5098	RUA JOSÉ MARCOLINO PEREIRA	S/Nº		CARNAÚBEIRA DA PENHA	PE	36,24	268,40	R$	46.151,70
5099	AV. DEPUTADO JOÃO NOVAES FILHO	38	CENTRO	FLORESTA	PE	69,55	108,00	R$	184.781,61
5100	AV. EDMUNDO DANTAS	S/Nº		EXU	PE	53,00	268,00	R$	80.765,47
5101	AV. JOSEFA ALENCAR FERRAZ S/N - ANTIGA JOSÉ SARAIVA XAVIER	0		GRANITO	PE	40,80	302,10	R$	48.424,32
5103	RUA MAJOR ANTÔNIO RUFINO	S/Nº		SERRITA	PE	71,65	342,00	R$	83.562,54
5104	AV. ARISTANDO FERREIRA DE LIMA	S/Nº	CENTRO	PARNAMIRIM	PE	36,24	538,50	R$	77.968,40
5106	RUA JOAQUIM LUCAS DE BARROS	S/Nº	CENTRO	MIRANDIBA	PE	71,65	300,00	R$	32.515,97
5107	RUA DAVID JACINTO	S/Nº	CENTRO	VERDEJANTE	PE	45,78	381,90	R$	58.214,07
5108	BR 428 KM 82	0		OROCÓ	PE	124,34	2.700,00	R$	119.050,40
5110	RUA JOÃO XXIII	123	CENTRO	MOREILANDIA	PE	40,80	420,00	R$	47.725,05
5111	PRAÇA SÃO SEBASTIÃO	S/Nº		TERRA NOVA	PE	40,80	240,00	R$	39.159,02
5112	AV. PATRIOTA ANIBAL ALVES CANTARELLI	S/Nº	CENTRO	ITACURUBA	PE	85,93	85,93	R$	52.969,56
5115	RUA NESTOR VAREJÃO	S/Nº		ALTINHO	PE			R$	36.361,94
5116	FAZENDA BOA ESPERANÇA	0		AMARAJI	PE			R$	190.375,75
5118	RUA CAPITULINO FEITOSA	822		ARCO VERDE	PE	854,80	2.330,00	R$	617.104,13
5123	RUA DIÁRIO DE PERNAMBUCO - CTP	S/Nº		BELO JARDIM	PE			R$	56.291,08
5124	RUA SÃO FRANCISCO	0		BODOCÓ	PE	49,44	2.018,75	R$	126.567,53
5129	RUA SÃO SEBASTIÃO	S/Nº		BREJINHO	PE	56,70	440,70	R$	69.227,55
5131	NÚCLEO COLONIAL ALTO ENGº NOVO	0		CABO DE SANTO AGOSTINHO	PE			R$	198.417,33
5137	RUA AUGUSTINHO IKAS	0		CHÃ DE ALEGRIA	PE	36,24	159,80	R$	58.563,71
5142	RUA ARY BARROSO	S/Nº		GARANHUNS	PE	776,25	1.772,15	R$	1.690.396,75
5151	RUA AUGUSTO HENRIQUE DE ALMEIDA (MARINAS DO AQUIRÁ)	0	CENTRO	IPOJUCA	PE	30,00	400,00	R$	99.296,08
5153	RODOVIA PE60 KM 10 -SUAPE MORRO	0	ENGENHO MASSANGANA	IPOJUCA	PE			R$	65.556,39
5157	PRAÇA RODOLFO GRAUSSÁ	S/Nº		JATAÚBA	PE	36,24	209,20	R$	44.578,34
5158	RUA FERNANDO DE SOUZA	0		JUREMA	PE	36,24	363,75	R$	82.338,82
5160	FAZENDA SÃO CRISTÓVÃO	0		LIMOEIRO	PE	—	18.104,00	R$	4.720,06
5161	SERRA DA RAPOSA	0		LIMOEIRO	PE	—	11.146,00	R$	2.971,89
5163	RUA 11 DE SETEMBRO	S/Nº		MARAIAL	PE	72,00	348,00	R$	60.661,51
5164	RUA VEREADOR NOVACOSQUE	S/Nº	ALTO DA BELA VISTA	JAQUEIRA	PE	71,65	310,85	R$	50.522,12
5165	MORRO CURRAL QUEIMADO	0		MIRANDIBA	PE	—	2.000,00	R$	80.590,65
5167	RUA 13 DE MAIO	S/Nº		PALMARES	PE	123,98	133,00	R$	50.347,31
5170	RUA FRANCISCO S. DA COSTA	0	CENTRO	PAULISTA	PE	451,85	1.278,95	R$	430.049,90
5174	RUA UMBELINO CAVALCANTI	288	CENTRO	QUIPAPÁ	PE	36,00	435,00	R$	44.053,89
5175	ANTIGO ENGENHO RIBEIRÃO	0		RIBEIRÃO	PE			R$	3.321,52
5177	RUA DAVID LINS DE ANDRADE	0		SAIRE	PE	36,24	225,00	R$	74.821,69
5178	RUA PADRE ESTIMA	S/Nº		SANTA CRUZ DO CAPIBARIBE	PE	140,00	1.200,00	R$	426.553,56
5180	SÍTIO SANTA CRUZ	0		SÃO BENTO DO UNA	PE	44,88	400,00	R$	3.496,34
5183	RUA RAUL MAGALHÃES	0	GOGÓ DA GATA	SERTÂNIA	PE			R$	402,08
5184	RUA PADRE ATANÁZIO	S/Nº		SERTÂNIA	PE	108,50	472,94	R$	148.594,48
5188	CAFUNDÓ	0		TAQUARITINGA DO NORTE	PE			R$	118.176,32
5204	AV. FREI SERAFIM	1782	CENTRO	TERESINA	PI	6.804,42	2.233,00	R$	8.595.569,58
5205	AV. PRESIDENTE VARGAS	390	CENTRO	PARNAÍBA	PI	3.153,78	1.352,00	R$	2.088.521,08
5206	RUA SÃO JOÃO	425	CENTRO	FLORIANO	PI	2.300,66	1.274,00	R$	1.234.208,26
5207	RUA DO CRUZEIRO (R. Cel. Raimundo Macedo, Lt-368, Qd. 31)	230	CENTRO	PICOS	PI	2.386,00	1.144,00	R$	1.398.536,27
5208	PRAÇA DA BANDEIRA	S/Nº	CENTRO	PIRIPIRI	PI	310,24	1.016,00	R$	346.137,73

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	69/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
5209	RUA ANHANGUERA	S/Nº	BOA ESPERANÇA	PARNAÍBA	PI	151,00	230,00	R$	216.598,31
5210	RUA CAP. NEWTON RUBEN	1321	ALDEIA	SÃO RAIMUNDO NONATO	PI	135,00	200,00	R$	166.775,45
5211	AV. RUI BARBOSA	S/Nº	CENTRO	OEIRAS	PI	218,00	925,00	R$	223.940,62
5212	AV. CEL. PEDRO BRITO	S/Nº	CENTRO	PIRACURUCA	PI	131,00	1.502,00	R$	247.890,55
5213	R. MANOEL ONOFRE DE SANTANA	0	CENTRO	SÃO JOÃO DO ARRAIAL	PI	100,00	200,00	R$	39.508,65
5214	RUA GOV. PETRÔNIO PORTELA	S/Nº	CENTRO	JOSÉ DE FREITAS	PI	141,00	918,00	R$	98.072,36
5215	RUA FELINTO REGO	1080	CENTRO	UNIÃO	PI	145,00	896,00	R$	174.817,03
5216	RUA CEL. MUNDICO DANTAS S/Nº	0	CENTRO	VALENÇA	PI	93,00	825,00	R$	97.023,45
5217	PRAÇA DA INDEPENDÊNCIA S/Nº	0	CENTRO	PEDRO II	PI	119,00	900,00	R$	153.664,17
5218	RUA BENEDITO DE SOUZA REIS Nº 323	0	CENTRO	SIMPLÍCIO MENDES	PI	76,50	652,00	R$	104.890,22
5219	RUA ANTONIO M. CARVALHO S/Nº	0	CENTRO	CORRENTE	PI	110,00	946,00	R$	151.391,55
5220	RUA ADALBERTO SANTANA Nº 44	0	CENTRO	ÁGUA BRANCA	PI	48,00	369,00	R$	43.879,08
5221	AV. PREF. JOÃO RIBEIRO CARVALHO S/Nº	0	CENTRO	AMARANTE	PI	48,00	400,00	R$	26.222,56
5222	RUA DOM JOSÉ VASQUES	S/Nº	CENTRO	BOM JESUS	PI	48,00	1.200,00	R$	156.111,61
5223	RUA BENJAMIN CONSTANT	S/Nº	CENTRO	CAMPO MAIOR	PI	131,00	1.176,00	R$	222.017,63
5224	RUA CORONEL JOSÉ FORTES S/Nº	0	CENTRO	ESPERANTINA	PI	56,00	700,00	R$	129.889,06
5225	RUA CEL. HUGO DE CASTRO S/Nº	0	CENTRO	LUZILÂNDIA	PI	48,00	525,00	R$	110.484,37
5226	RUA BENEDITO BRITO	S/Nº	CENTRO	ALTO LONGA	PI	48,00	525,00	R$	69.402,36
5227	AV. FRANCISCO RAULINO	S/Nº	CENTRO	ALTOS	PI	48,00	500,00	R$	122.896,37
5228	RUA FRANCELINO SOARES	S/Nº	CENTRO	ANGICAL	PI	48,00	516,00	R$	63.458,58
5229	TRAV. SALGADO FILHO	S/Nº	CENTRO	AROAZES	PI	48,00	440,00	R$	53.668,83
5230	RUA CORONEL BENEDITO ALVES DA LUZ	973	CENTRO	BARRO DURO	PI	48,00	267,00	R$	104.890,22
5231	AV. SEN. PETRÔNIO PORTELA S/Nº	0	CENTRO	BATALHA	PI	48,00	756,00	R$	123.770,46
5232	AV. PRES. VARGAS	390	CENTRO	BENEDITINOS	PI	48,00	390,00	R$	45.102,79
5233	RUA EMÍLIO BARÃO	S/Nº	CENTRO	BONFIM DO PIAUÍ	PI	24,53	900,00	R$	58.388,89
5234	RUA JOÃO DIAS	S/Nº	CENTRO	CARACOL	PI	48,00	225,00	R$	46.850,97
5235	RUA PEDRO II	123	CENTRO	CASTELO DO PIAUÍ	PI	48,00	525,00	R$	91.254,49
5236	AV. PADRE JOAQUIM NONATO	44	CENTRO	DEMERVAL LOBÃO	PI	48,00	400,00	R$	83.387,73
5237	RUA URSOLINO COIMBRA	S/Nº	CENTRO	FRANCINÓPOLIS	PI	24,53	414,75	R$	34.613,77
5238	PRAÇA CÉSAR CALS	319	CENTRO	GUADALUPE	PI	48,00	420,00	R$	73.073,52
5239	RUA DUQUE DE CAXIAS	S/Nº	CENTRO	INHUMAS	PI	48,00	691,00	R$	59.612,61
5241	RUA HELVÍDIO NUNES	99	CENTRO	ITAINÓPOLIS	PI	48,00	120,00	R$	93.527,11
5243	RUA DES. JOÃO MOTA	S/Nº	CENTRO	JAICÓS	PI	48,00	500,50	R$	70.451,26
5244	AV. JURANDIR PIRES	S/Nº	CENTRO	JOAQUIM PIRES	PI	48,00	600,00	R$	102.792,42
5245	RUA 26 DE JANEIRO	150	CENTRO	LAGOA DO SÍTIO	PI			R$	92.653,03
5246	RUA NAZARÉ SPÍNDOLA	S/Nº		MATIAS OLÍMPIO	PI	48,00	800,00	R$	93.876,75
5247	AV. DESEMBARGADOR SIMPLÍCIO MENDES ALVES	S/Nº		MIGUEL ALVES	PI	48,00	414,00	R$	107.337,66
5248	RUA JOSÉ NORONHA	S/Nº	CENTRO	MONSENHOR GIL	PI	48,00	640,00	R$	58.039,26
5249	RUA ALFREDO LAGES	s/n	CENTRO	N. Sra. DOS REMÉDIOS	PI	48,00	340,00	R$	76.220,23
5250	TRAV. DO POSTO DE SAÚDE	S/Nº	CENTRO	PALMEIRAS	PI	48,00	480,00	R$	71.849,80
5251	PRAÇA FREI HENRIQUE CAVALCANTE	8469	CENTRO	PAULISTANA	PI	48,00	300,00	R$	120.099,30
5252	RUA MARIQUINHA NOGUEIRA	S/Nº	CENTRO	PIMENTEIRAS	PI	48,00	800,00	R$	72.199,44
5253	AV. PRESIDENTE VARGAS	390	CENTRO	PORTO	PI	48,00	410,00	R$	68.178,64
5256	RUA GOV. HELVÍDEO NUNES	S/Nº	CENTRO	SANTO ANTÔNIO DE LISBOA	PI	48,00	510,00	R$	54.717,73
5257	RUA MUNDICO LAURENTINO	S/Nº	CENTRO	SÃO JOÃO DO PIAUÍ	PI	48,00	1.240,00	R$	110.134,73
5258	RUA LEOPOLDINO ROCHA	S/Nº	CENTRO	SÃO JULIÃO	PI	48,00	360,00	R$	57.514,80
5261	RUA JOSÉ CARVALHO S/Nº	0	CENTRO	SIMÕES	PI	48,00	408,00	R$	80.765,47
5262	RUA EROTILDES LIMA	337	CENTRO	URUÇUI	PI	63,00	765,00	R$	172.719,23

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	70/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
5263	RUA MANOEL ALVES DE ARAÚJO	S/Nº	CENTRO	LUÍS CORREIA	PI	45,00	560,00	R$	126.567,53
5264	RUA GETÚLIO VARGAS	S/Nº	CENTRO	REDENÇÃO DO GURGUÉIA	PI	48,00	510,00	R$	56.640,72
5265	RUA PRINCESA ISABEL	S/Nº	CENTRO	CURIMATÁ	PI	48,00	1.250,00	R$	97.547,91
5266	RUA RUI BARBOSA	S/Nº	CENTRO	NOVO ORIENTE	PI	48,00	600,00	R$	47.200,60
5267	RUA FRUTUOSO JUSCELINO	158	CENTRO	PADRE MARCOS	PI	48,00	330,00	R$	76.744,68
5269	RUA GERVÁSIO PIRES	0	CENTRO	BARRAS	PI	48,00	483,00	R$	119.050,40
5270	PRAÇA GILBUES	S/Nº	CENTRO	GILBUÉS	PI	48,00	800,00	R$	37.410,85
5271	RUA GABRIEL AMÉRICA OLIVEIRA	S/Nº	CENTRO	CEL. JOSÉ DIAS	PI	25,00	14.400,00	R$	164.153,19
5272	RUA SETE DE SETEMBRO S/Nº	0	CENTRO	AVELINO LOPES	PI	25,00	900,00	R$	64.857,12
5273	RUA SENADOR PETRÔNIO PORTELA	S/Nº	CENTRO	BARREIRAS DO PIAUI	PI	25,00	900,00	R$	52.969,56
5274	AV. TANCREDO NEVES	S/Nº	CENTRO	CRISTALÂNDIA DO PIAUÍ	PI	25,00	900,00	R$	66.780,11
5275	RUA RAIMUNDO LUSTOSA NOGUEIRA	3586	CENTRO	PARNAGUÁ	PI	25,00	600,00	R$	66.954,92
5277	RUA OLAVO BILAC	S/Nº	CENTRO	CANTO DO BURITI	PI	25,00	800,00	R$	49.123,59
5278	RUA DOS TRÊS PODERES	S/Nº		ALAGOINHAS DO PIAUÍ	PI	40,00	300,00	R$	47.025,78
5279	RUA SANTO ANTONIO	S/Nº	CENTRO	ALEGRETE DO PIAUÍ	PI	25,00	300,00	R$	70.101,63
5280	RUA SALVADOR XAVIER MACEDO	S/Nº	CENTRO	ANISIO DE ABREU	PI	25,00	375,00	R$	48.599,14
5281	RUA CLIMACO D´ALMEIDA	303	CENTRO	ANTÔNIO ALMEIDA	PI	25,00	900,00	R$	53.668,83
5282	RUA PADRE VIRGÍLIO	S/Nº	CENTRO	ARRAIAL	PI	25,00	1.200,00	R$	34.613,77
5283	RUA 29 DE ABRIL	S/Nº	CENTRO	BAIXA GRANDE DO RIBEIRO	PI	25,00	10.000,00	R$	175.166,67
5284	PRAÇA SANTA TERESINHA	308	CENTRO	BERTOLÍNIA	PI	25,00	950,00	R$	59.437,79
5285	RUA OSVALDO CRUZ	S/Nº	CENTRO	BOCAINA	PI	25,00	220,00	R$	74.821,69
5286	RUA EXPEDITO MANOEL DOS SANTOS	S/Nº	CENTRO	CALDEIRÃO GRANDE DO PIAUÍ	PI	25,00	900,00	R$	72.374,25
5288	RUA ACELINO RESENDE	S/Nº	CENTRO	CAPITÃO DE CAMPOS	PI	25,00	320,00	R$	65.906,02
5290	RUA ANTONIO DAMASCENO	S/Nº	CENTRO	COCAL	PI	25,00	800,00	R$	66.954,92
5291	AV. HELVÍDIO NUNES	S/Nº	CENTRO	COLÔNIA DA GURGUÉIA	PI	25,00	800,00	R$	56.990,35
5292	RUA SÃO JOSÉ	440	CENTRO	COLÔNIA DO PIAUÍ	PI	25,00	600,00	R$	46.676,15
5293	AV. CENTRAL	S/Nº		CONCEIÇÃO DO CANINDÉ	PI	35,00	800,00	R$	46.151,70
5295	AV. JOAQUIM AMÂNCIO RIBEIRO	0		DIRCEU ARCOVERDE	PI	25,00	400,00	R$	63.808,22
5296	RUA SÃO JOÃO	S/N	CENTRO	DOM EXPEDITO LOPES	PI	25,00	450,00	R$	44.403,53
5297	AV. CAROÁ	S/Nº	CENTRO	DOM INOCÊNCIO	PI	25,00	14.000,00	R$	80.415,84
5298	RUA LAURENTINO A. OLIVEIRA	S/Nº	CENTRO	DOMINGOS MOURÃO	PI	25,00	600,00	R$	80.590,65
5299	RUA DO PLANALTO	S/Nº	CENTRO	ELISEU MARTINS	PI	25,00	600,00	R$	57.689,62
5300	RUA DOM ANGELO J. SANTOS	S/Nº		FARTURA	PI	35,00	600,00	R$	57.514,80
5301	RUA HERCULANO GONZAGA	S/Nº		FLORES DO PIAUÍ	PI	25,00	3.900,00	R$	50.522,12
5302	RUA PIAUÍ	S/Nº	CENTRO	FRANCISCO AYRES	PI	25,00	474,50	R$	44.578,34
5303	AV. PETRÔNIO PORTELA	S/Nº	CENTRO	HUGO NAPOLEÃO	PI	25,00	437,00	R$	28.145,54
5304	RUA MARCOS PARENTES	190	CENTRO	ISAIAS COELHO	PI	25,00	650,00	R$	32.515,97
5305	RUA MURILO DE NEIVA	311	CENTRO	JARDIM DO MULATO	PI	25,00	600,00	R$	48.599,14
5306	RUA ADAIR PINTO	321	CENTRO	JERUMENHA	PI	25,00	496,00	R$	55.941,45
5307	RUA NOVE DE NOVEMBRO	322	CENTRO	LANDRI SALES	PI	25,00	600,00	R$	46.676,15
5308	RUA SÃO JOSÉ	323	CENTRO	MANOEL EMÍDIO	PI			R$	54.542,91
5309	RUA FRANCISCO FONSECA	324	CENTRO	MARCOS PARENTE	PI	25,00	650,00	R$	60.137,06
5310	RUA JOÃO FERRY	S/Nº	CENTRO	MIGUEL LEÃO	PI	25,00	450,00	R$	66.605,29
5311	PRAÇA 21 DE DEZEMBRO	326	CENTRO	NAZARÉ DO PIAUÍ	PI	25,00	240,00	R$	54.368,10
5312	TRAV. SÃO PEDRO	383	CENTRO	PAES LANDIN	PI	25,00	600,00	R$	77.618,76
5313	RUA ANTONIO PINHEIRO	S/Nº	CENTRO	PALMEIRAS DO PIAUÍ	PI	25,00	450,00	R$	58.214,07
5314	RUA PROJETADA	S/Nº		PATOS DO PIAUÍ	PI			R$	39.159,02
5315	RUA CLÓVIS DE BEVILAGUA	S/Nº		RIO GRANDE DO PIAUÍ	PI	25,00	280,00	R$	58.738,52

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	71/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
5316	AV. ANTONIO TOMÉ SOARES CARVALHO	S/Nº	CENTRO	SANTA CRUZ DOS MILAGRES	PI	40,00	450,00	R$	49.298,40
5317	RUA ANGELO CASTRO ROCHA	S/Nº		SANTA FILOMENA	PI	48,00	450,00	R$	92.827,85
5318	RUA EPITÁCIO PESSOA	S/Nº	CENTRO	SANTA LUZ	PI	25,00	450,00	R$	51.920,66
5319	RUA VERÍSSIMO ANTONIO SILVA	S/Nº		SANTA POSA DO PIAUÍ	PI	25,00	720,00	R$	58.214,07
5320	RUA 21 DE ABRIL	S/Nº		SANTANA DO PIAUÍ	PI	25,00	450,00	R$	44.228,71
5321	AV. WALDEMAR MACEDO	S/Nº		SÃO BRAZ DO PIAUÍ	PI	25,00	420,00	R$	57.689,62
5322	RUA PEDRO CUSTÓDIO	S/Nº	CENTRO	SÃO FÉLIX DO PIAUÍ	PI	25,00	850,00	R$	52.619,93
5323	RUA PROJETADA	0	CENTRO	SÃO FRANCISCO DO PIAUÍ	PI			R$	47.375,42
5324	RUA MANOEL DO REGO	S/Nº	CENTRO	SÃO GONÇALO DO PIAUÍ	PI	35,00	229,00	R$	37.236,03
5325	RUA NECO ADRIANO	S/Nº	CENTRO	SÃO JOÃO DA CANA BRAVA	PI	25,00	300,00	R$	54.892,55
5327	RUA PROJETADA	S/Nº	CENTRO	SÃO JOSÉ DO DIVINO	PI			R$	67.304,56
5328	RUA JOAQUIM REGINO COSTA	333	CENTRO	SÃO JOSÉ DO PEIXE	PI	25,00	14.400,00	R$	135.658,02
5329	RUA LARGO SÃO JOSÉ	S/Nº	CENTRO	SÃO JOSÉ DO PIAUÍ	PI	35,00	450,00	R$	47.725,05
5330	RUA RICARDO FERREIRA CARVALHO	S/Nº	CENTRO	SOCORRO DO PIAUÍ	PI	30,00	450,00	R$	24.824,02
5331	RUA AURÉLIO CÉSAR	S/Nº	CENTRO	SANTO INÁCIO DO PIAUÍ	PI	25,00	375,00	R$	54.368,10
5332	RUA PROJETADA	S/Nº		VÁRZEA BRANCA	PI			R$	78.667,67
5333	RUA TERESINHA J. M. RABELO	S/Nº	CENTRO	BOM PRINCÍPIO DO PIAUÍ	PI	25,00	1.100,00	R$	52.619,93
5334	AV. CÂNDIDO MENDES	S/Nº	CENTRO	BRASILEIRA	PI	25,00	800,00	R$	75.346,14
5335	AV. JOSÉ SOARES	S/Nº	CENTRO	BURITI DO MONTES	PI	25,00	900,00	R$	47.200,60
5337	AV. PEDRO FONSECA	S/Nº	CENTRO	CANAVIEIRA	PI	25,00	900,00	R$	33.215,24
5339	RUA CEARÁ	S/Nº	CENTRO	SÃO JOÃO DA FRONTEIRA	PI	25,00	10.000,00	R$	162.230,21
5340	RUA PROJETADA	S/Nº	CENTRO	BOA HORA	PI	25,00	900,00	R$	86.359,61
5342	RUA JOSÉ SABÓIA	S/Nº		SIGEFREDO PACHECO	PI	25,00	600,00	R$	76.919,49
5344	AV. HERMÍNIO CAETANO	S/Nº	DIRCEU	CAJUEIRO DA PRAIA	PI	25,00	100,00	R$	65.381,57
5345	RUA SÃO JOSÉ	72	CENTRO	FRANCISCO SANTOS	PI	48,00	334,00	R$	62.409,68
5348	REPETIDORA ARARAS	0		AMARANTE	PI	58,00	7.600,00	R$	76.919,49
5350	REPETIDORA BOA VISTA	0	POV. BAIXÃO DO SANTO	ANISIO DE ABREU	PI			R$	35.487,86
5351	REPETIDORA MUTAMBEIRA	0		ANTÔNIO ALMEIDA	PI			R$	42.830,17
5352	REPETIDORA ITAUNA	0	ITAUNA	AROAZES	PI			R$	22.726,21
5353	REPETIDORA CIPÓ	0		BARRO DURO	PI	106,00	7.703,60	R$	80.241,02
5354	REPETIDORA RECANTO	0		BERTOLÍNIA	PI			R$	45.102,79
5355	REPETIDORA SANTA MARIA	0		BOM JESUS	PI			R$	23.600,30
5358	PRAÇA. DR. SAMPAIO	S/Nº		CAMPINAS DO PIAUÍ	PI			R$	55.242,18
5360	REPETIDORA UMBURANA (REP. CARACOL)	0	SACO	CARACOL	PI			R$	41.606,45
5362	REPETIDORA SANTA MARTA	0		CORRENTE	PI			R$	40.907,19
5366	REPETIDORA IPÊ	0		CURIMATÁ	PI			R$	26.572,19
5367	REPETIDORA ELESBAO VELOSO	0	URBANO	ELESBÃO VELOSO	PI			R$	44.403,53
5371	REPETIDORA VARZEA	0		FLORIANO	PI	35,00	21.304,00	R$	65.556,39
5372	REPETIDORA SALGADO	0		FRONTEIRAS	PI	18,00	260,00	R$	47.725,05
5373	RUA PROJETADA	S/Nº		GILBUÉS	PI			R$	82.338,82
5374	Rua do Amparo - Repetidora Caldeirão	0		INHUMA	PI			R$	47.375,42
5376	KM73 DA PI-140	0	REPETIDORA DUAS LAGOAS	ITAUEIRA	PI	25,00	1.000,00	R$	43.004,99
5377	PRAÇA 15 DE NOVEMBRO	S/Nº		JACOBINA DO PIAUÍ	PI	25,00	450,00	R$	48.773,95
5378	REPETIDORA SÍTIO - ESTRADA PI-243 PARA SÍTIO	S/N.º		JAICÓS	PI			R$	38.634,56
5379	RUA PROJETADA	S/Nº		LAGOA ALEGRE DO PIAUÍ	PI			R$	37.410,85
5380	REPETIDORA ALTO DA TORRE	0		LUZILÂNDIA	PI			R$	88.632,24
5381	RUA CORINTO MATOS	S/Nº		MARCOLÂNDIA	PI			R$	68.003,83
5382	REPETIDORA JATOBÁ	23445		MARCOS PARENTE	PI			R$	27.621,09

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	72/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
5385	RUA DEMERVAL LOBÃO	0		MONTE ALEGRE	PI	48,00	800,00	R$	51.396,21
5388	REPETIDORA TANQUINHO	0		N. Sra. DOS REMÉDIOS	PI			R$	54.892,55
5389	RUA FRANCISCO MELO	1672		PASSAGEM FRANCA	PI			R$	38.110,11
5392	REPETIDORA AEROLANDIA	0		PICOS	PI			R$	154.013,81
5393	ESTRADA BR 316	0	MIROLANDIA	PICOS	PI	65,00	3.264,00	R$	164.328,01
5394	RUA DO FIO	0		PICOS-JUNCO	PI			R$	129.189,79
5397	RUA PRAXEDES CAMPELO	0		PRATA DO PIAUÍ	PI	48,00	306,00	R$	38.459,75
5399	REPETIDORA RIBEIRO GONÇALVES	0		RIBEIRO GONÇALVES	PI	25,00	630,00	R$	49.298,40
5403	REPETIDORA SETE LAGOAS	0		SANTA FILOMENA	PI			R$	96.149,37
5404	REPETIDORA BARRIGA	0		SANTA ROSA DO PIAUÍ	PI			R$	64.332,67
5406	REPETIDORA SOLEDADE	0		SÃO JOÃO DO PIAUÍ	PI			R$	44.753,16
5411	AV. GETULIO VARGAS (BR-343)	3486	REDENÇÃO	TERESINA	PI	38,00	2.376,00	R$	968.757,42
5414	RUA COSTA RICA	153	CRISTO REI	TERESINA	PI	100,00	300,00	R$	198.417,33
5415	RUA ARLINDO NOGUEIRA	2966	MACAUBA	TERESINA	PI	594,00	—	R$	728.987,03
5417	AV. UNIÃO	2524	PARQUE PIAUI	TERESINA	PI	594,00	2.500,00	R$	505.221,23
5418	RUA RIO GRANDE DO NORTE	S/Nº	PIRAJÁ	TERESINA	PI	100,00	496,00	R$	146.496,67
5419	REPETIDORA HUMAITÁ	0	REPETIDORAHUMAITÁ	TERESINA	PI			R$	18.880,24
5422	RUA HUMBERTO DE CAMPOS	1548	SUL	TERESINA	PI	594,00	1.200,00	R$	286.699,94
5424	AV. JÓQUEI CLUBE	2138	JOQUEI CLUBE ZONA LESTE	TERESINA	PI	897,00	2.440,00	R$	2.097.804,41
5427	AV. VIANA VAZ	S/N		TIMON	MA			R$	90.904,86
5433	RUA TRÊS MARIAS	0	CODIPI	SÃO LOURENÇO DO PIAUÍ	PI	25,00	450,00	R$	57.165,17
5434	Rua Manoel Francisco de Oliveira, L.21 - Porto Frade	0	Cunhambebe	Angra dos Reis	RJ	62,00	875,00	R$	492.984,04
5435	Av. Raul Pompeia	97	Centro	Angra dos Reis	RJ	2.531,38	970,00	R$	3.915.977,03
5436	Morro do Bule	0	Petrobrás	Angra dos Reis	RJ	—	125,00	R$	227,26
5449	Av. Getulio Vargas	111	Centro	Araruama	RJ	1.245,01	1.614,00	R$	1.267.423,50
5450	Loteamento Vilar Araruama, Lt-22 Qd-5 - Rua Detroit, 22.	0	Bananeiras	Araruama	RJ	107,00	600,00	R$	126.742,35
5451	Loteamento Sitio do Campinho Lt-6 e 7, Qd-20 Rua 2	0	Manguinhos	Armação de Búzios	RJ	261,91	1.494,00	R$	524.451,10
5453	Rua Nereu Ramos	80	Centro	Arraial do Cabo	RJ	204,19	450,00	R$	203.836,66
5454	Loteamento Sotur, Gleba 2, qd. 45, lt. 12 - Parque das Garças	0	Figueiras	Arraial do Cabo	RJ	42,00	700,00	R$	93.701,93
5455	Fazenda Boa Esperança	0	B.J. do Itabapoana	B.J.de Itabapoana	RJ	12,00	2.000,00	R$	36.187,13
5459	Rua Dr. Abreu Lima	35	Bom Jesus de Itabapoana	B.J.de Itabapoana	RJ	137,04	961,00	R$	795.417,50
5463	Rua Francisco Diniz	em frente 75	Rosal	B.J.de Itabapoana	RJ	18,00	360,00	R$	33.215,24
5464	Rua Paulo de Frontin	99/115	Centro	Barra do Piraí	RJ	4.350,30	890,00	R$	4.992.870,71
5465	Rua Bernardo Neves - Morro do Asilo Santo Agostinho	213	Fazenda Sapucaia	Barra do Piraí	RJ	116,00	2.440,00	R$	230.933,30
5466	Estr. Presidente Pedreira, 1 - Q2 c/ Rua 9 (Estr. Ipiabas)	0	Ipiabas	Barra do Piraí	RJ	42,00	420,00	R$	85.835,16
5467	Rua Assis Ribeiro	1644	Centro	Barra do Piraí	RJ	5.995,00	4.130,00	R$	938.949,49
5470	Av. Joaquim Leite	568/572	Centro	Barra Mansa	RJ	3.600,47	1.004,41	R$	5.116.876,65
5471	Estr. Roberto Silveira (antiga Estr. Floriano Quatis, 2657)	2661	Barrinha	Quatis	RJ	337,00	2.527,00	R$	354.878,58
5474	Av. Retiro da Imprensa	595	Belford Roxo	Belford Roxo	RJ	5.927,00	2.133,00	R$	2.132.767,82
5475	Av. Joaquim Costa Lima	Lote 71-A	São Bento	Belford Roxo	RJ	32,10	1.060,00	R$	64.857,12
5477	Av. Antônio F. R. Sobrinho - Fazendinha Bela Vista	0	Veloso	Bom Jardim	RJ	40,00	1.968,00	R$	39.333,83
5478	Rua João Jacinto de Carvalho	s/nº	Chácara da Maravilha	Bom Jardim	RJ	239,90	2.072,00	R$	304.181,64
5480	Rua Teixeira e Souza	1761	Braga	Cabo Frio	RJ	669,37	2.700,00	R$	2.639.737,21
5481	Rua Raul Veiga, 378	0	Centro	Cabo Frio	RJ	3.609,29	1.778,79	R$	5.678.166,69
5483	Praça Porto Rocha com Rua Raul Veiga, 378	81	Centro	Cabo Frio	RJ	228,00	517,00	R$	1.520.908,20
5484	Loteamento Chácaras do Gargoá	Lote 2, Quadra 4	Unamar	Cabo Frio	RJ	136,00	1.000,00	R$	231.282,94
5486	Av. Governador Roberto Silveira	21	Campo do Prado	Cachoeiras de Macacu	RJ	362,04	1.592,00	R$	534.940,12
5490	Morro da TV - São João do Paraíso - Imóvel Agrícola e Rural.	0	Cambuci	Cambuci	RJ	19,00	100,00	R$	27.096,64

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	73/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
5491	Rua José Galdino	134	Cambuci	Cambuci	RJ	188,98	1.500,00	R$	356.626,75
5498	Rua Antonio Alves Cordeiro	37/39	Parque Rosário	Campos	RJ	1.410,00	2.346,00	R$	377.604,79
5500	Rua Treze de Maio esquina com Ten. Cel Cardoso	80/90	Centro	Campos	RJ	5.670,95	2.598,48	R$	6.944.332,60
5501	Av. Alberto Torres	679/701	Centro	Campos	RJ	74,50	1.497,00	R$	386.345,65
5503	Rua Afonso Rangel	65	Farol de São Tomé	Campos	RJ	2.488,00	279,00	R$	74.297,24
5504	Rua Silvino Canela	24/28	Goitacazes	Campos	RJ	44,99	1.485,00	R$	162.754,66
5506	Trav. Fobos	28/32	Santa Maria	Campos	RJ	18,00	375,00	R$	25.173,65
5508	Rua Francisco Mota	97	São Sebastião	Campos	RJ	—	221,00	R$	3.845,97
5510	Rua Antônio Henrique	sem nº	Saturnino Braga	Campos	RJ	27,80	360,00	R$	73.772,79
5512	Fazenda Uniao - Serrinha	0	Serrinha	Campos	RJ	97,15	1.600,00	R$	283.203,60
5517	Rua Dr. Eduardo Chapot Prevost	69/83	Centro	Cantagalo	RJ	839,25	1.598,00	R$	169.692,34
5519	Fazenda Olhos D’Agua - Sapezal (R. São Joaquim)	S/Nº	Sapezal	Cardoso Moreira	RJ	80,07	900,00	R$	257.330,67
5520	Rua Joel Reis	150	Vila Cardoso Moreira	Cardoso Moreira	RJ	67,10	189,00	R$	74.297,24
5521	Rua Martinho Campos	98	Carmo	Carmo	RJ	143,56	1.029,84	R$	416.064,54
5522	Rua José Jorge - Lotes 5/6/8/9 Qd-2 - Bairro Chic	0	Bairro Chic	Casimiro de Abreu	RJ	198,00	1.472,00	R$	293.692,62
5526	Rua Coronel Etelvino da Silva Gomes	60	Conceição de Macabu	Conceição de Macabu	RJ	170,75	737,00	R$	365.147,03
5529	Rua Abel V. R. de Moraes (antiga R. Sete de Setembro, 405)	405	Cordeiro	Cordeiro	RJ	212,77	471,00	R$	193.697,27
5531	Rua Luciano de Souza Turque	300	Duas Barras	Duas Barras	RJ	128,58	567,00	R$	103.666,50
5532	Rua Mena Barreto	81	1 Distrito	Duque de Caxias	RJ	355,00	1.436,00	R$	1.116.053,45
5533	Praça Benzo Cavour (Jardim Primavera)	25	Campos Elisios	Duque de Caxias	RJ	988,00	1.501,00	R$	1.202.741,19
5535	Rua Conde de Porto Alegre	515	Jardim 25 de Agosto	Duque de Caxias	RJ	5.755,61	1.923,00	R$	7.472.989,49
5536	Rua Belo Horizonte - Morro do Centenário	s/n	Vila Bonança	Duque de Caxias	RJ	168,00	1.362,00	R$	2.447,44
5537	Av. Coronel Sisson	64	Parada Angelica	Duque de Caxias	RJ	60,00	2.020,00	R$	215.374,59
5538	Rua Maria Caran	lt. 01 e 02, qd. C	Saracuruna	Duque de Caxias	RJ	208,00	—	R$	106.288,76
5541	Av. 13 de Junho	46	Xerém	Duque de Caxias	RJ	143,00	2.698,00	R$	330.404,19
5544	Rua Neuza esq. com Rua Georgina Lt 1,2,3,4 Qd-4	0	Parque Freixal	Guapimirim	RJ	1.516,30	1.440,00	R$	384.597,47
5547	Rua João Caetano	71/75	Centro	Itaboraí	RJ	596,80	690,00	R$	332.152,36
5554	Trav. Humberto Franco	18	Venda das Pedras	Itaboraí	RJ	80,00	300,00	R$	112.057,72
5556	Rua Cinco	qd. 05, lt. 12 / 14	Coroa Grande	Itaguaí	RJ	—	1.200,00	R$	29.718,90
5557	Rua Amélia Louzada	330, lote 09 e 10	Itaguai	Itaguaí	RJ	102,00	360,00	R$	503.753,86
5558	Rua General Bocaiuva	166	Itaguai	Itaguaí	RJ	2.589,65	3.017,00	R$	3.994.296,57
5560	Av. Coronel Luiz Sales	53/55	Italva	Italva	RJ	217,94	1.160,00	R$	261.526,28
5561	Rua São José	20	Itaocara	Itaocara	RJ	234,15	1.712,00	R$	779.683,97
5562	Rua Jaime de Barros Dias	55	Jaguarembé	Itaocara	RJ	49,26	480,00	R$	53.668,83
5564	Rua E, Lotes 08 e 09 da Quadra 05	0	Morro São João	Itaocara	RJ	32,00	520,00	R$	74.821,69
5568	Rua Dez de Maio	512	Centro	Itaperuna	RJ	2.547,14	1.917,00	R$	4.370.425,85
5570	Fazenda Floral	0	São Sebastião da Boa Vista	Itaperuna	RJ	112,00	1.600,00	R$	53.843,65
5571	Praça das Comunicações	0	Alto do Cristo	Itaperuna	RJ	159,00	1.474,00	R$	180.411,18
5576	Rua das Mangueiras	Lt-7, Qd-L	Fazenda Penedo	Itatiaia	RJ	28,00	1.928,00	R$	662.556,56
5577	Rua Dona Apolinaria	104	Centro	Itatiaia	RJ	152,50	600,00	R$	185.306,06
5580	Rua Ferreira Cesar	26	Laje do Muriaé	Laje do Muriaé	RJ	139,00	780,00	R$	140.727,71
5583	Rua Professora Ana Benedita	lt. 32 e 33	Cavaleiros	Macaé	RJ	672,25	1.176,00	R$	926.530,28
5584	Rua Teixeira de Gouveia	480/488	Centro	Macaé	RJ	2.761,05	1.144,00	R$	5.913.125,31
5585	Rua Jornalista Carlos Lacerda com Monte Elisio	s/nº	Lot M.Elisio/M.H.Stª Mônica	Macaé	RJ	144,00	1.200,00	R$	208.906,36
5586	Rod. Amaral Peixoto (Estr. de acesso à Faz. Guaraciaba)	Km 146,5	Imboassica	Macaé	RJ	82,85	450,00	R$	66.430,47
5591	Rua Domingos Bellize	74	Centro	Magé	RJ	396,10	452,00	R$	779.683,97
5595	Rua Iriri	lotes 333 e 385	Vila Nova	Magé	RJ	3.664,00	1.200,00	R$	116.602,96
5596	Rua Dr. Cesário de Melo	60	Ibicui	Mangaratiba	RJ	448,00	612,00	R$	232.157,02

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	74/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
5597	Rua Cecília esquina com Rua 2 Irmãos	lt. 2, qd. C	Itacuruça	Mangaratiba	RJ	42,00	360,00	R$	122.371,92
5601	Rua Rio de Janeiro	236	Muriqui	Mangaratiba	RJ	288,00	448,00	R$	230.059,22
5602	Sitio São José (Rod. Rio-Santos / BR-101, Km 29)	s/nº	Vila Muriqui	Mangaratiba	RJ	30,00	169,00	R$	35.837,49
5604	Rua Gilmar dos Santos Duarte (Antiga Rua 1, Lote 2, Qd-14)	24 Q.14	Chácaras Inoã	Maricá	RJ	686,96	1.070,00	R$	347.885,90
5607	Rua Trinta e Quatro	qd. 12, lt. 25	Itaipuaçu	Maricá	RJ	627,48	600,00	R$	136.532,10
5608	Rua Abreu Rangel	0	Marica	Maricá	RJ	363,20	1.302,00	R$	737.727,88
5611	Rua Cento e Sessenta e um	qd. 01, lt. 01	Ponta Negra	Maricá	RJ	160,00	478,00	R$	107.862,11
5612	Rua Quarenta e Dois	qd. 58, lt. 28	Barra de Maricá	Maricá	RJ	238,00	480,00	R$	181.984,53
5614	Av. Santa Cruz	14	Centro	Mendes	RJ	103,00	507,00	R$	97.198,27
5615	Fazenda Prosperidade	0	Mendes	Mendes	RJ	609,00	1.184,00	R$	1.695,73
5616	Serra do Português	s/nº	Mendes	Mendes	RJ	102,00	1.184,00	R$	75.695,78
5617	Rua Baronesa de Mesquita	4644	Mesquita	Mesquita	RJ	4.438,83	2.041,00	R$	4.939.352,36
5618	Sitio Perobas (Morro da Saibreira) - Estr. Vera Cruz	0	Perobas	Miguel Pereira	RJ	125,00	900,00	R$	56.990,35
5619	Rua Dona Pessoinha	132	Vila das Rosas	Miguel Pereira	RJ	492,00	1.534,00	R$	520.954,76
5621	Rua Cel Josino	69	Centro	Miracema	RJ	2.686,80	1.242,00	R$	1.026.175,99
5625	Rua Estrada da Torre da Telerj (antiga Estr. da Caixa D’água)	s/n.º	Nossa Senhora de Fátima	Natividade	RJ	76,00	2.000,00	R$	69.577,18
5629	Av. Roberto da Silveira	1568	Nilopolis	Nilópolis	RJ	1.890,00	1.346,00	R$	1.169.525,96
5633	Rua Cel. Gomes Machado	119	Centro	Niterói	RJ	207,00	1.543,00	R$	727.238,86
5634	Rua São Januário	240/244/248, lt A, B	Fonseca	Niterói	RJ	1.930,00	2.209,00	R$	2.639.737,21
5635	Rua Cinco de Julho	237	Icarai	Niterói	RJ	5.336,09	1.698,00	R$	16.016.346,04
5636	Estr. Francisco da Cruz Nunes (Antiga Est. Gov. Celso Peçanha 2656)	9586	Itaipu	Niterói	RJ	2.350,62	1.800,00	R$	2.734.657,29
5638	Rua São Pedro 116	116	Centro	Niterói	RJ	4.020,00	1.980,00	R$	9.006.747,16
5639	Rua São Pedro	128	Centro	Niterói	RJ	17.904,56	1.208,70	R$	32.633.141,90
5642	Estr. Caetano Monteiro	1164	Pendotiba	Niterói	RJ	314,00	1.668,00	R$	1.199.244,85
5643	Rua Átila Nunes	14	Piratininga	Niterói	RJ	324,00	1.080,00	R$	826.884,57
5645	Rua Helio Matos	161	Santa Barbara	Niterói	RJ	40,00	831,00	R$	267.470,06
5646	Estr. Friburgo - Amparo	km 4	Amparo	Nova Friburgo	RJ	1.288,00	76.362,00	R$	463.513,16
5652	Rua Clarindo da Rosa Teixeira	144	Conselheiro Paulino	Nova Friburgo	RJ	241,88	661,00	R$	227.087,33
5653	Rua Sete de Setembro - Loteamento São Sebastião, lt. 21	183	Lumiar	Nova Friburgo	RJ	—	457,00	R$	40.033,10
5654	Rod. Rio-Nova Friburgo	km 75, lt. 1B	Muri	Nova Friburgo	RJ	500,36	2.400,00	R$	676.541,92
5655	Av. Engenheiro Hans Geiser	74/78	Duas Pedras	Nova Friburgo	RJ	2.222,00	6.882,00	R$	2.088.521,08
5657	Trav. Mario Simões Coelho (Antiga Trav. Elizabeth)	lt. 13 e 14	Austin	Nova Iguaçu	RJ	262,00	720,00	R$	196.669,16
5658	Rua Zodiacal (Rua Império, 343)	569	Caioba	Nova Iguaçu	RJ	227,00	2.274,00	R$	529.695,61
5660	[ILLEGIBLE]	450	Centro	Nova Iguaçu	RJ	9.344,00	2.100,00	R$	9.440.119,84
5662	Rua Dom Pedro I	75	Posto Treze	Nova Iguaçu	RJ	400,00	1.624,00	R$	319.915,17
5664	Rua Quintino Bocaiuva	42	Centro	Nova Iguaçu	RJ	1.180,00	453,00	R$	1.835.578,86
5665	Av. Dr. Arruda Negreiros	102	Centro	Japeri	RJ	117,00	1.888,00	R$	276.210,91
5667	Rua Mercúrio	lt. 5 e 6, qd. X	Marapicu	Nova Iguaçu	RJ	266,00	680,00	R$	172.019,96
5668	Rua Maria Leitão	11	Morro Agudo	Nova Iguaçu	RJ	—	—	R$	49.822,85
5669	Praça 13 de Novembro	24	Centro	Paracambi	RJ	320,00	1.483,00	R$	561.162,68
5671	Rua Dr. Alexandre Abrahão	84	Paraiba do Sul	Paraíba do Sul	RJ	283,30	3.136,00	R$	340.893,22
5673	Av. Roberto Silveira	852	Chácara da Saudade	Parati	RJ	541,00	2.300,00	R$	1.253.438,13
5678	Rua Deputado Manoel Bernardes Neto	197	Parque Barcellos	Paty de Alferes	RJ	38,00	624,00	R$	137.406,19
5679	Rua Alto da Boa Vista	35	Engenheiro Paulo de Frontin	Paulo de Frontin	RJ	64,00	431,00	R$	133.210,58
5682	Rua Bingen	989/993	Bingen	PETRÓPOLIS	RJ	5.445,10	615,00	R$	77.269,13
5684	Praça Dr. Sá Earp Filho	39	Centro	PETRÓPOLIS	RJ	3.362,56	1.282,00	R$	7.377.278,84
5685	Rua José Candido (esq. com Rua Irinei Marinho)	22	Correas	PETRÓPOLIS	RJ	139,89	471,00	R$	261.701,10
5686	Rua Ministro Armando de Alencar	28	Itaipava	PETRÓPOLIS	RJ	486,98	1.166,00	R$	741.224,22

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	75/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
5687	Estr. Bernardo Coutinho	213	Jardim Araras	PETRÓPOLIS	RJ	247,10	2.105,00	R$	368.863,94
5688	Fazenda Alto da Serra - Morro Bandeira - Rua Augusto Severo.	0	Morin	PETRÓPOLIS	RJ	189,00	1.441,00	R$	105.589,49
5689	Fazenda Santa Rita	0	Pedro do Rio	PETRÓPOLIS	RJ	—	10.000,00	R$	16.969,23
5690	Rua Paschoal Sagesse	lotes 8, 9, 10	Pedro do Rio	PETRÓPOLIS	RJ	104,00	1.500,00	R$	229.534,77
5692	Rua Mosela	1854	Petropolis	PETRÓPOLIS	RJ	1.887,26	5.576,00	R$	3.146.706,61
5694	Estr. União Indústria	32702	Posse	PETRÓPOLIS	RJ	235,44	2.500,00	R$	353.130,41
5698	Rua Dr. Luiz Antonio Garcia da Silveira	76	Pirai	Piraí	RJ	204,00	450,00	R$	330.404,19
5700	Rua Marciano Goncalves	14	Nossa Senhora das Graças	Natividade	RJ	140,00	528,00	R$	149.118,93
5701	Rua Shuwartz Vieira, junto e após o 409	0	Porciuncula	Porciúncula	RJ	36,00	430,00	R$	124.469,73
5707	Rua Dr. José Maria Coelho	21	Queimados	Queimados	RJ	222,00	1.544,00	R$	515.710,25
5713	Rua Dr. Cunha Ferreira	68	Resende	Resende	RJ	4.730,00	1.478,47	R$	5.090.770,14
5714	Estr. Boca do Leão - Sitio Cedro E Taquaral	0	Vicentino	Resende	RJ	125,00	1.325,00	R$	20.803,23
5717	Rua Braulino Alves Siqueira	s/nº	Rio dos Indios de Dentro	Rio Bonito	RJ			R$	211.178,98
5719	Rua Dr. Marinho	50	Rio Bonito	Rio Bonito	RJ	1.152,00	3.216,00	R$	2.377.511,66
5721	Rod. Rio-Angra (Rod. RJ-155)	Km 36	Lidice - Alto da Serra	Rio Claro	RJ	141,00	900,00	R$	61.885,23
5722	Fazenda da Grama (Arrozal) - Rua Rosada 2544	0	Passa Tres	Rio Claro	RJ	181,00	900,00	R$	77.269,13
5723	Av. João Batista Portugal (Antiga Rua Independência)	35	Rio Claro	Rio Claro	RJ	51,00	1.500,00	R$	156.985,70
5726	Rua Santa Tereza	35	Rio das Flores	Rio das Flores	RJ	42,00	498,00	R$	99.121,26
5728	Rua Santa Catarina	lt. 23, 24, 25, e 26	Ext. do Bosque	Rio das Ostras	RJ	627,56	2.179,00	R$	888.070,53
5729	Estr. das Furnas	1601, lt 83 PA	Alto da Boa Vista	Rio de Janeiro	RJ	130,54	690,00	R$	370.612,11
5730	Estr. do Soberbo	s/nº, lt. 06	Alto da Boa Vista	Rio de Janeiro	RJ	179,00	179,00	R$	5.244,51
5731	Rua Motorista Luiz de Abreu (Rua José Lourenço, 165)	464	Anchieta	Rio de Janeiro	RJ	194,00	403,00	R$	270.966,40
5732	Rua Cajaíba V. Teresinha	245	Bangu	Rio de Janeiro	RJ	4.140,00	1.902,00	R$	3.793.529,64
5734	Rua dos Limites	54	Bangu	Rio de Janeiro	RJ	330,00	741,00	R$	321.925,54
5735	Av. Armando Lombardi	75	Barra da Tijuca	Rio de Janeiro	RJ	1.079,66	1.344,00	R$	4.960.237,57
5736	Av. das Américas, 4606	4606, lj. 120 C	Barra da Tijuca	Rio de Janeiro	RJ	64,00	190,00	R$	2.499.883,59
5740	Av. Henrique Lage - Pontões da Barra	12	Barra da Tijuca	Rio de Janeiro	RJ	320,00	1.342,00	R$	1.860.089,09
5744	Rua Engenheiro Joathur Bueno	350	Barra da Tijuca	Rio de Janeiro	RJ	481,36	4.489,00	R$	5.802.172,63
5749	Rua Zacarias da Silva	132	Barra da Tijuca	Rio de Janeiro	RJ	3.768,34	5.616,00	R$	11.199.694,30
5750	Av. Ailton Henrique da Costa	Lote 6	Barra da Tijuca - Barra Bonita	Rio de Janeiro	RJ	98,76	774,00	R$	1.115.332,68
5751	Estr. Roberto Burle Marx (Antiga Estr. Barra de Guaratiba)	2667	Barra de Guaratiba	Rio de Janeiro	RJ	233,00	6.408,00	R$	1.010.442,46
5753	Estr. Pedra de Guaratiba	5971, lt, PA	Barra de Guaratiba	Rio de Janeiro	RJ	54,00	800,00	R$	219.395,38
5755	Rua Henrique Ferreira	101	Bento Ribeiro	Rio de Janeiro	RJ	4.454,00	2.312,00	R$	3.845.974,75
5756	Rua João Vicente	1067	Bento Ribeiro	Rio de Janeiro	RJ	282,13	1.239,00	R$	536.688,29
5757	Praia de Botafogo	166	Botafogo	Rio de Janeiro	RJ	12.176,00	1.864,92	R$	30.414.088,25
5759	Rua General Polidoro	99	Botafogo	Rio de Janeiro	RJ	8.215,00	3.413,00	R$	75.625.848,94
5760	Rua Real Grandeza	210	Botafogo	Rio de Janeiro	RJ	6.991,38	723,14	R$	12.204.795,07
5761	Rua Guaporé	570	Brás de Pina	Rio de Janeiro	RJ	160,00	1.700,00	R$	1.253.438,13
5763	Av. Cesario de Melo	3040	Campo Grande	Rio de Janeiro	RJ	2.417,00	2.308,00	R$	3.087.095,22
5764	Av. Cesario de Melo com Borges da Fonseca	Lt2, Qd 3-B	Campo Grande	Rio de Janeiro	RJ	65,50	330,00	R$	92.827,85
5765	Estr. do Magarca, 2531, Lt 2	0	Campo Grande	Rio de Janeiro	RJ	114,50	720,00	R$	154.363,44
5768	Estr. do Mendanha	lote 01, PA 43.101	Campo Grande	Rio de Janeiro	RJ	94,00	1.290,00	R$	538.436,46
5771	Rua dos Limoeiros	200	Campo Grande	Rio de Janeiro	RJ	439,00	2.169,00	R$	774.439,46
5774	Rua Padre Telemaco	97	Cascadura	Rio de Janeiro	RJ	480,09	2.155,00	R$	711.505,33
5775	Praça Tiradentes	39/41	Centro	Rio de Janeiro	RJ	11.468,15	1.372,60	R$	15.220.097,38
5776	Praça Tiradentes	onde existia o 53	Centro	Rio de Janeiro	RJ	—	205,00	R$	144.049,24
5777	Rua Alexandre Mackenzie 61/69	61/69	Centro	Rio de Janeiro	RJ	5.318,82	2.356,00	R$	5.658.586,80
5778	Rua Alexandre Mackenzie	75	Centro	Rio de Janeiro	RJ	19.055,67	1.802,00	R$	19.501.565,60

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	76/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
5779	Rua Beneditinos	15/17	Centro	Rio de Janeiro	RJ	9.363,00	1.250,00	R$	19.018.595,10
5780	Rua Beneditinos	23	Centro	Rio de Janeiro	RJ	16.600,08	1.177,00	R$	25.160.152,40
5783	Rua do Lavradio	71	Centro	Rio de Janeiro	RJ	37.674,58	5.766,00	R$	71.401.314,47
5786	Rua Senador Pompeu	119 - 5º andar	Centro	Rio de Janeiro	RJ	4.020,00	—	R$	3.129.224,91
5787	Estr. Mal. Miguel Salazar Mendes de Moraes	1409/1375	Cidade de Deus	Rio de Janeiro	RJ	4.786,04	6.825,00	R$	5.769.539,49
5789	Rua Correa Vasques	69	Cidade Nova	Rio de Janeiro	RJ	42.477,94	4.555,00	R$	22.777.933,04
5790	Estr. do Colegio - C/Ana Câmara, 2	860	Colégio	Rio de Janeiro	RJ	3.456,00	8.775,00	R$	4.720.059,92
5792	Av. Nossa Senhora de Copacabana	462 A, lj E, s/lj	Copacabana	Rio de Janeiro	RJ	600,00	—	R$	1.730.688,64
5794	Rua Siqueira Campos	37	Copacabana	Rio de Janeiro	RJ	5.054,50	1.513,00	R$	11.016.948,70
5796	Rua Monsenhor Jerônimo	146	Engenho de Dentro	Rio de Janeiro	RJ	14.158,29	2.585,00	R$	16.734.275,16
5797	Rua Dois de Maio	353	Engenho Novo	Rio de Janeiro	RJ	3.200,00	3.520,00	R$	5.610.857,69
5799	Rua Dois de Maio esquina com Rua Souza Barros, 70	s/nº	Engenho Novo	Rio de Janeiro	RJ	1.041,00	2.601,00	R$	1.460.360,22
5800	Rua Gregorio Neves	22	Engenho Novo	Rio de Janeiro	RJ	312,00	365,00	R$	555.918,17
5802	Rua Dois de Dezembro 107/111	107 e 111	Flamengo	Rio de Janeiro	RJ	5.372,74	1.241,17	R$	9.391.818,24
5803	Rua Dois de Dezembro 63	63	Flamengo	Rio de Janeiro	RJ	1.132,00	632,00	R$	9.020.558,96
5807	Rua Dr. Lacerda	19/37	Ilha de Paquetá	Rio de Janeiro	RJ	570,00	600,00	R$	519.206,59
5809	Av. Maestro Paulo e Silva	500	Ilha do Governador	Rio de Janeiro	RJ	2.984,00	5.084,00	R$	7.289.870,32
5811	Estr. da Cacuia	684	Ilha do Governador	Rio de Janeiro	RJ	877,00	1.076,00	R$	1.180.014,98
5812	Rua Frei João - c/ Rua Adige, 131	198	Ilha do Governador	Rio de Janeiro	RJ	22,00	180,00	R$	156.810,88
5813	Rua Uçá	528	Ilha do Governador	Rio de Janeiro	RJ	75,00	300,00	R$	316.418,83
5815	Rua Visconde de Pirajá - c/ Jangadeiros, 48.	54	Ipanema	Rio de Janeiro	RJ	12.668,86	1.880,00	R$	45.686.398,65
5816	Rua Hanibal Porto	450	Irajá	Rio de Janeiro	RJ	17.957,00	44.455,00	R$	14.841.966,19
5817	Av. Santa Cruz	7286	Jabour	Rio de Janeiro	RJ	394,00	1.284,00	R$	1.069.880,25
5818	Estr. Rodrigues Caldas	1416	Taquara	Rio de Janeiro	RJ	6.931,00	360,00	R$	230.583,67
5820	Estr. de Jacarepaguá	2180	Jacarepaguá	Rio de Janeiro	RJ	176,00	1.980,00	R$	615.355,96
5821	Estr. de Jacarepagua	7428	Jacarepaguá	Rio de Janeiro	RJ	85,76	360,00	R$	381.101,13
5822	Estr. de Meringuava	1461	Taquara	Rio de Janeiro	RJ	127,00	1.000,00	R$	538.436,46
5823	Estr. do Cafunda	111	Taquara	Rio de Janeiro	RJ	98,00	477,00	R$	368.863,94
5824	Estr. do Gabinal	313, loja 205	Freguesia	Rio de Janeiro	RJ	67,25	—	R$	236.003,00
5825	Estr. do Pau Ferro	67	Pechincha	Rio de Janeiro	RJ	633,44	830,00	R$	1.104.843,66
5826	Estr. Pau da Fome	2716	Taquara	Rio de Janeiro	RJ	88,00	36.000,00	R$	3.435.689,57
5828	Rua Comendador Siqueira	lt. 01, PA 34480	Pechincha	Rio de Janeiro	RJ	144,00	1.630,00	R$	463.513,16
5829	Rua das Pastorinhas	40	Taquara	Rio de Janeiro	RJ	42,00	130,00	R$	31.467,07
5830	Rua Florianopolis	1365	Praça Seca	Rio de Janeiro	RJ	—	90,00	R$	1.117.797,02
5831	Rua Belisario Tavora, S/N C/Prof Ortiz Monteiro	0	Laranjeiras	Rio de Janeiro	RJ	334,00	—	R$	30.068,53
5832	Rua Humberto de Campos	425	Leblon	Rio de Janeiro	RJ	15.058,31	2.295,00	R$	46.991.724,33
5833	Av. Princesa Isabel	320	Leme	Rio de Janeiro	RJ	10.425,20	9.705,00	R$	24.096.311,98
5837	Rua Sizenando Nabuco	115	Manguinhos	Rio de Janeiro	RJ	16,00	325,00	R$	75.870,59
5844	Estr. de Botafogo, 1361	0	Pavuna	Rio de Janeiro	RJ	277,00	546,00	R$	145.272,96
5845	Rua da Cevada	Lt 8 Pa 37166	Penha Circular	Rio de Janeiro	RJ	80,00	100,00	R$	351.382,24
5847	Rua Uranos	1119/1125	Ramos	Rio de Janeiro	RJ	18,43	1.520,00	R$	4.737.541,62
5848	Rua Dr. Miguel Vieira Ferreira (R. Uranos, 1139)	37	Ramos	Rio de Janeiro	RJ	1.693,00	672,00	R$	678.290,09
5849	Rua Alberto Cavalcanti ( Antiga Rua M. Aliomar Baleeiro)	105	Recreio dos Bandeirantes	Rio de Janeiro	RJ	1.949,81	1.347,00	R$	1.827.455,95
5850	Rua Candido de Oliveira	278	Rio Comprido	Rio de Janeiro	RJ	98,76	3.600,00	R$	1.064.635,74
5851	Rua Agai, Lt 30, Qd 30 - Jardim Palmares	0	Santa Cruz/Paciência	Rio de Janeiro	RJ	90,00	432,00	R$	141.776,61
5855	Estr. da Gávea	589	São Conrado	Rio de Janeiro	RJ	1.423,47	6.000,00	R$	2.954.407,88
5856	Rua General Bruce	905	São Cristóvão	Rio de Janeiro	RJ	6.796,00	2.268,00	R$	6.678.010,70
5857	Rua Sabino Vieira / Rua Chaves de Faria, 85/ R.S.L.Gonzaga, 275	0	São Cristóvão	Rio de Janeiro	RJ	1.182,51	3.660,00	R$	3.199.151,72

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	77/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
5859	Estr. de Sepetiba	5975	Sepetiba	Rio de Janeiro	RJ	113,00	427,00	R$	146.846,31
5860	Av. Alberico Diniz	1632	Sulacap	Rio de Janeiro	RJ	42,00	640,00	R$	260.477,38
5862	Rua Barão de Mesquita	380	Tijuca	Rio de Janeiro	RJ	1.186,00	—	R$	1.555.871,60
5863	Rua General Canabarro	215	Maracanã	Rio de Janeiro	RJ	8.937,00	3.866,00	R$	7.482.169,06
5864	Rua Uruguai	204	Tijuca/Grajau	Rio de Janeiro	RJ	7.572,00	2.855,00	R$	7.622.022,69
5865	Rua Manoel Machado	105	Vaz Lobo	Rio de Janeiro	RJ	80,00	900,00	R$	368.863,94
5866	Rua Engenheiro Lafayete Stockler	961	Vila da Penha	Rio de Janeiro	RJ	1.010,00	1.022,00	R$	1.957.950,78
5868	Rua Gonzaga Bastos	25	Vila Isabel	Rio de Janeiro	RJ	1.452,00	—	R$	356.626,75
5869	Rua Teodoro da Silva	701/709-B	Vila Isabel	Rio de Janeiro	RJ	5.768,04	3.184,57	R$	8.745.682,03
5871	Rua das Camelias, 466	0	Vila Valqueire	Rio de Janeiro	RJ	142,00	1.000,00	R$	540.184,64
5875	Trav. Sandoval Andrade	s/nº	Barra de Itabapoana	S. F. do Itabapoana	RJ	30,20	585,00	R$	111.708,08
5877	Rua Geraldo Francisco Varela	0	Santa Clara	S. F. do Itabapoana	RJ	44,94	477,00	R$	84.086,99
5878	Rua Flamboiant, 364/ Quadra 12 - Parque Tamariz	0	Iguaba Grande	Iguaba Grande	RJ	265,21	1.674,00	R$	330.404,19
5880	Sitio Sao Jose - Chacara Pereira acesso p/ R. Nilo Peçanha, S/Nº	0	Santo Antônio de Pádua	Santo Antônio de Pádua	RJ	163,00	1.600,00	R$	90.555,22
5881	Rua Manoel Jacinto de Andrade	s/nº	Chalé	Santo Antônio de Pádua	RJ	12,00	360,00	R$	34.963,41
5883	Rua Conselheiro Paulino	64	Centro	Santo Antônio de Pádua	RJ	566,85	1.885,00	R$	1.538.389,90
5885	Rua Duque de Caxias	85	São Fidélis	São Fidélis	RJ	237,29	600,00	R$	323.411,51
5886	Sítio São Geraldo	0	São Fidélis	São Fidélis	RJ	80,25	900,00	R$	109.435,46
5888	Rua João Caetano	56	Alcantara	São Gonçalo	RJ	3.486,00	1.241,00	R$	3.583.749,20
5889	Estr. Raul Veiga	478	Alcântara	São Gonçalo	RJ	898,00	2.072,00	R$	1.040.161,35
5890	Rua Dr. Francisco Portela	2603	Zé Garoto	São Gonçalo	RJ	2.731,55	1.280,00	R$	3.341.633,73
5891	Rua Cardeal Arco Verde	340	Laranjal	São Gonçalo	RJ	134,00	4.000,00	R$	417.704,22
5892	Rua Itaipu	Lote 01/Q.142	Marambaia	São Gonçalo	RJ	104,00	503,00	R$	187.054,23
5893	Estr. da Paciência - Loteam. B. St. Anita	lt. 24, qd. 07	Maria Paula	São Gonçalo	RJ	76,00	503,00	R$	325.159,68
5894	Rua Dr. Murilo Fontainha	815	Morro do Cruzeiro	São Gonçalo	RJ	270,00	1.200,00	R$	228.136,23
5895	Rua Floriano Peixoto	864	Neves	São Gonçalo	RJ	2.799,95	1.680,00	R$	2.728.130,66
5897	Rua Josefino Menezes, sem nº	0	Gargau	S. F. do Itabapoana	RJ	—	455,00	R$	25.173,65
5899	Rua dos Passos	129/31	Sao Joao da Barra	São João da Barra	RJ	407,00	1.508,00	R$	417.812,71
5900	Av. Getulio de Moura (c/ Luiz M. do Nascimento, 21)	191	Centro	São João de Meriti	RJ	5.851,00	991,00	R$	7.202.461,80
5901	Av. Automóvel Club	2533	Vilar dos Teles	São João de Meriti	RJ	4.387,80	1.991,56	R$	5.253.935,85
5903	Rua Domingos Lopes Carvalho	145	São José do Vale do Rio Preto	São José do Vale do Rio Preto	RJ	25,46	2.230,00	R$	433.546,24
5904	Sitio Boa Vista - Serra do Capim	0	São José do Vale do Rio Preto	São José do Vale do Rio Preto	RJ	25,00	1.600,00	R$	17.132,07
5907	Rod. Amaral Peixoto Km 104/ Q-6 - Lotes 3 e 4 - Cond Orla Azul	0	Ponta d’ Agua/Praia Linda	São Pedro d Aldeia	RJ	133,00	630,00	R$	242.471,23
5908	Rua João Martins	140	Centro	São Pedro d Aldeia	RJ	172,92	451,00	R$	283.203,60
5909	Serra de Sapeatiba - Km-110 da Rod Amaral Peixoto	0	Sapeatiba Mirim	São Pedro d Aldeia	RJ	207,00	1.240,00	R$	95.624,92
5911	Rua Comandante Afranio Teixeira Pinto	232	Sapucaia	Sapucaia	RJ	236,60	790,00	R$	196.319,53
5913	Rua Segisfredo Bravo	9	Bacaxá	Saquarema	RJ	136,47	484,00	R$	181.634,90
5915	Rua Frutuoso de Oliveira	31	Centro	Saquarema	RJ	212,50	1.350,00	R$	330.404,19
5916	Av. Nova Saquarema, Lote-56, Q-373	0	Ipitangas-Vilatur	Saquarema	RJ	27,87	700,00	R$	78.667,67
5917	Rua dos Cajueiros	qd. 01, lt. 17	Jacarepia	Saquarema	RJ	38,00	1.264,00	R$	222.542,08
5920	Rua Padre Ávila esq. com Rua Silva Jardim	192	Centro	Silva Jardim	RJ	294,18	2.020,00	R$	318.167,00
5924	Rua Alfredo Chaves	junto do 111	Sumidouro	Sumidouro	RJ	22,98	341,00	R$	5.197.806,84
5931	Rua Visconde de Cabo Frio	lt. 79	Posse de Imbui	Teresópolis	RJ	81,14	580,00	R$	190.550,57
5933	Av. Almirante Lucio Meira	77	Teresópolis	Teresópolis	RJ	1.096,35	976,00	R$	1.840.509,20
5934	Av. Oliveira Botelho	73, lt. 100	Alto	Teresópolis	RJ	874,92	2.200,00	R$	2.473.592,16
5937	Sítio São Joaquim	0	Barra dos Passos	Trajanos de Moraes	RJ	23,34	225,00	R$	17.656,52
5940	Fazenda Bemposta	0	Areal	Três Rios	RJ	133,00	900,00	R$	61.360,78
5941	Rua Joao Pedro da Silveira	113	Centro	Areal	RJ	737,69	1.206,00	R$	513.962,08

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	78/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
5942	Praça Guilhermina Guinle	0	Bem Posta	Três Rios	RJ	5,00	100,00	R$	35.487,86
5943	Rua Helena Chaves Arneiro (antiga R. Maestro Costa Barros)	959	Centro	Três Rios	RJ	140,00	900,00	R$	166.775,45
5944	Praça Joaquim José Ferreira	112	Com.Levy Gasparian	Comendador Levy Gasparian	RJ	31,00	450,00	R$	134.783,93
5948	Chácara Santa Maria	0	Centro	São Sebastião do Alto	RJ	180,00	1.600,00	R$	125.518,63
5950	Av. Nilo Pecanha, 504 e Cel Benjamim Guimaraes, 20	0	Centro	Valença	RJ	2.015,00	1.368,00	R$	2.971.889,58
5951	Serra da Concordia - Rodovia RJ 145	0	Serra da Concórdia	Valença	RJ	—	38,00	R$	16.607,62
5952	Morro dos Mascates	3200	Serra Velha	Valença	RJ	312,00	1.046,00	R$	192.823,19
5957	Rua Caetano Furquim	354	Centro	Vassouras	RJ	550,00	1.054,00	R$	741.224,22
5958	Fazenda Serra Grande - Estrada da Cachoeira - Morro do Horto Florestal	0	Serra Grande	Vassouras	RJ	191,00	1.328,00	R$	238.974,89
5960	Rua Goias	31	Eucaliptal	Volta Redonda	RJ	20,00	512,00	R$	153.838,99
5961	Av. Almirante Adalberto Nunes	420	Retiro	Volta Redonda	RJ	3.610,37	2.000,00	R$	4.490.320,32
5962	Rua Trinta e Três (antiga Rua Alberto Pasqualine)	36	Vila Santa Cecilia	Volta Redonda	RJ	3.361,71	1.395,00	R$	4.294.521,47
5973	RUA MONSENHOR JULIO BEZERRA	S/Nº	ASSU	ASSU	RN	357,20	1.503,77	R$	403.827,35
5975	REPETIDORA MARTINS	0	CRUZ DAS ALMAS	MARTINS	RN	288,00	2.329,00	R$	154.188,62
5977	RUA SILVINO ADONIAS BEZERRA	374	ACARI	ACARI	RN	221,38	1.191,40	R$	125.868,26
5978	AV. ENGENHEIRO ROBERTO FREIRE	S/Nº	PONTA NEGRA	NATAL	RN	309,00	848,00	R$	917.789,43
5979	REPETIDORA PAU DE LEITE	0		LAJES	RN	1.080,47	4.477,00	R$	19.579,51
5982	RUA MIRO FELIPE DE MENDONÇA	S/Nº	ALTO DE SÃO MANOEL	MOSSORÓ	RN	490,00	1.125,00	R$	237.751,17
5984	RUA TUBARÃO	18	TIBAU	MOSSORÓ	RN	82,62	2.380,00	R$	41.082,00
5986	RUA EDGAR DANTAS	364	CENTRO	PARNAMIRIM	RN	339,00	2.228,00	R$	452.776,12
5987	RUA GENERAL JOÃO VARELA	1121		CEARA-MIRIM	RN	156,72	1.686,42	R$	187.753,49
5989	RUA JOÃO MADEIRAS FILHO	S/Nº	IGAPO	NATAL	RN	237,00	891,00	R$	204.710,75
5990	REPETIDORA SERRA VERDE	0		SERRA VERDE	RN	428,77	2.500,00	R$	94.576,02
5991	RUA PADRE FLORENCIO	S/Nº	CENTRO	GOV. DIX-SEPT ROSADO	RN	426,04	900,00	R$	28.145,54
5993	RUA TARCISIO CORREIA	S/Nº	ALTO DA ABOLIÇÃO	MOSSORÓ	RN	490,00	1.024,00	R$	192.823,19
5994	RUA RIO AÇU	S/N	EMAUS	PARNAMIRIM	RN	495,00	2.072,00	R$	524.451,10
6000	AV. PRUDENTE DE MORAES	757	TIROL	NATAL	RN	8.082,02	2.951,76	R$	9.192.103,41
6004	RUA NAPOLEAO LAUREANO, 2230	0	QUINTAS	NATAL	RN	495,00	1.267,00	R$	257.680,31
6007	AV. DOS IPES, S/N.	0	NEÓPOLIS	NATAL	RN	262,00	424,00	R$	259.428,48
6008	RUA PROJETADA	0	NOVA PARNAMIRIM	PARNAMIRIM	RN	453,00	900,00	R$	449.279,78
6009	RUA EDSON DE A. CRUZ, S/N	0	SÃO PAULO DO POTENGI	SANTA MARIA	RN	221,38	1.126,20	R$	86.534,43
6014	RUA BONFIM	45	SÃO JOSÉ DE MIPIBU	SÃO JOSÉ DE MIPIBÚ	RN	235,00	1.056,79	R$	227.961,41
6015	RUA JOAO ALEXANDRE, S/N.	0	CENTRO	ANGICO	RN	221,88	1.299,86	R$	211.528,61
6016	RUA MARECHAL FLORIANO, 618	0	CENTRO	APODI	RN	221,38	1.126,20	R$	269.218,23
6017	RUA J. INÁCIO, 112	0		MARTINS	RN	133,75	2.330,77	R$	33.040,42
6018	RUA AUGUSTO SEVERO	S/Nº	CENTRO	MACAU	RN	932,00	1.931,51	R$	804.158,36
6019	EST. DO ÓLEO - SERRA DO MANGUE SECO	S/Nº	AFONSO BEZERRA	AFONSO BEZERRA	RN	55,50	2.250,00	R$	140.378,08
6020	RUA GOVERNADOR DIX-SEPT ROSADO, 56	0	CENTRO	MOSSORÓ	RN	3.334,18	1.100,00	R$	2.852.136,60
6021	REPETIDORA SERRA DE LAGOA SECA	0	LAGOA SECA	NATAL	RN	103,18	2.500,00	R$	59.262,97
6022	PRAÇA DA MATRIZ	142	LAJES	LAJES	RN	100,48	2.500,00	R$	213.626,42
6024	AV. CEL. MARTINIANO	1042	CENTRO	CAICO	RN	475,00	1.273,00	R$	353.130,41
6025	PRAIA DE CARAÚBAS	0	CARAUBAS	MAXARANGUAPE	RN	42,78	500,00	R$	127.616,43
6027	RUA PEROBA	S/Nº	PITIMBU	NATAL	RN	234,00	600,00	R$	168.173,99
6029	AV. ATLÂNTICA	S/Nº	DISTRITO MURIU	NATAL	RN	28,88	72,00	R$	32.166,33
6031	RUA SÃO MATIAS	S/Nº	VILA DE PONTA NEGRA	NATAL	RN	215,00	—	R$	240.373,42
6032	RUA INDEPENDÊNCIA	1483	PAU DOS FERROS	MOSSORÓ	RN	310,00	1.504,00	R$	261.701,10
6034	RUA SEBASTIAO LEITE	S/Nº	CENTRO	SÃO MIGUEL	RN	82,62	110,00	R$	223.765,80
6037	RUA DIONISIO FIGUEIRA	800	PETROPOLIS	NATAL	RN	490,00	1.098,00	R$	687.030,94

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	79/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
6038	PRAÇA MONSENHOR FREITAS	S/Nº	JOÃO CAMARA	JOÃO CAMARA	RN	269,74	1.440,00	R$	247.016,47
6039	REPETIDORA JOÃO DO VALE	0	JOÃO DO VALE	NATAL	RN	55,50	2.250,00	R$	147.021,13
6040	RUA MORAES NAVARRO	2030	LAGOA NOVA	NATAL	RN	902,34	2.862,00	R$	1.396.788,10
6042	RUA MESTRE SILVERIO BARRETO	479	CENTRO	AREIA BRANCA	RN	254,46	1.124,64	R$	279.707,25
6043	RUA PRESIDENTE BANDEIRA	1921	ALECRIM	NATAL	RN	1.624,00	1.147,00	R$	1.055.894,89
6044	RUA DOUTOR BEZERRA DE MELO	S/Nº	CURRAIS NOVOS	CURRAIS NOVOS	RN	932,00	1.510,00	R$	683.534,60
6045	RUA ITAPORANGA	S/Nº	CID. ESPERANÇA	NATAL	RN	495,00	700,00	R$	368.863,94
6046	SAO JOSE DE CAMPESTRE	0	SAO JOSE DE CAMPESTRE	SÃO JOSÉ DE CAMPESTRE	RN	51,28	92,00	R$	78.667,67
6047	RUA ALDA RAMALHO PEREIRA	56	TIROL	NATAL	RN	213,00	1.870,00	R$	519.206,59
6048	RUA JOSÉ CARLOS LIMEIRA	S/N.º		SERRA DE SAO BENTO	RN	46,40	144,55	R$	10.838,66
6050	AV. 1 DE MAIO	50	NOVA CRUZ	NOVA CRUZ	RN	231,38	1.600,00	R$	196.319,53
6055	ESTRADA DE LOGOA NOVA - SERRA DE MARTINS S/N	0	ZONA RURAL	MARTINS	RN	200,96	2.500,00	R$	5.244,51
6060	RUA HORTO FLORESTAL	93	BARAUNAS	MOSSORÓ	RN	30,62	104,21	R$	26.921,82
6061	RUA FRANCISCO RODRIGUES	149	PENDÊNCIAS CENTRO	PENDENCIAS	RN	46,78	800,00	R$	47.200,60
6062	RUA HOMEM DE SIQUEIRA	138	PEDRO VELHO	PEDRO VELHO	RN	64,69	—	R$	24.124,75
6065	RUA MANOEL LUCAS DE MIRANDA	5	GUAMARÉ	GUAMARÉ	RN	36,27	220,73	R$	52.969,56
6067	RUA PORCINO COSTA	64	UMARIZAL	MOSSORÓ	RN	68,80	50,00	R$	124.819,36
6101	RUA DR. PEDRO VELHO	174	SANTO ANTÔNIO	SANTO ANTÔNIO	RN	16,00	70,00	R$	52.794,74
6105	RUA FERREIRA CHAVES	93	SANTA CRUZ	SANTA CRUZ	RN	269,74	1.394,78	R$	330.404,19
6106	RUA FRANCISCO DA CRUZ	S/Nº	MACAIBA	MACAIBA	RN	132,06	740,57	R$	200.165,50
6112	RUA IND. JOÃO MOTA	S/Nº	CAPIM MACIO	NATAL	RN	495,00	820,00	R$	475.502,33
6113	RUA IRMÃ ALUIZA, S/N	0		CAIÇARA DO NORTE	RN	35,88	137,95	R$	43.529,44
6119	RUA JOSÉ INÁCIO	S/Nº	PIRANGI DO NORTE	NATAL	RN	413,96	759,00	R$	276.210,91
6120	RUA LUIZ CORREIA DE ANDRADE	S/N.º	SÃO JOSÉ DE CAMPESTRE	SÃO JOSÉ DE CAMPESTRE	RN	51,52	240,00	R$	28.495,18
6126	RUA PREF. JOÃO FRANCISCO, S/N	0	MAXARANGUAPE	MAXARANGUAPE	RN			R$	43.529,44
6137	RUA PROFESSORA PRAIA DE LURDES	S/N.º	PRAIA DO ZUMBI	RIO DO FOGO	RN			R$	36.187,13
6139	PRAÇA PADRE CALERY	1294 e 1295	CENTRO	CARACARAÍ	RR	108,60	2.722,00	R$	155.587,16
6141	RUA JOÃO PADEIRO	11648	LIBERDADE	BOA VISTA	RR	358,00	3.213,81	R$	354.878,58
6142	AV. PANAMERICANA, S/N	0	CENTRO	PACARAIMA	RR	205,00	1.944,00	R$	207.333,00
6143	RUA SÃO JORGE	241	CENTRO	SÃO JOÃO DA BALIZA	RR	146,00	2.712,84	R$	134.259,48
6144	AV. SÃO SEBASTIÃO	16	CENTRO	BONFIM	RR	79,50	894,20	R$	80.066,20
6145	AV. JOSÉ BONIFÁCIO	1785	CENTRO	MUCAJAÍ	RR	146,00	3.060,00	R$	93.527,11
6147	RUA VENEZUELA	18	CENTRO	CAROEBE	RR	76,60	1.404,20	R$	66.080,84
6148	AV. JUSCELINO KUBITSCHEK	80	CENTRO	IRACEMA	RR	142,76	4.070,00	R$	112.232,54
6149	RUA ROBERTO COSTA	2		NORMANDIA	RR	106,67	1.566,00	R$	149.993,02
6152	AV. GETÚLIO VARGAS	235	Centro	Alto Alegre	RR	73,98	1.932,00	R$	91.079,67
6153	Repetidora Taiano	0	Vila do Taiano	Alto Alegre	RR	48,00	48,00	R$	24.474,38
6154	RUA DA BACABEIRA	872	PARAVIANA	BOA VISTA	RR	54,00	5.975,00	R$	286.699,94
6155	RUA RAIMUNDO PENAFORT	3474	ASA BRANCA	BOA VISTA	RR	58,43	390,00	R$	58.214,07
6156	RUA MATO GROSSO	134	BAIRRO DOS ESTADOS	BOA VISTA	RR	15,31	375,00	R$	55.417,00
6157	RUA VINTE	576	CARANA	BOA VISTA	RR	58,43	467,50	R$	63.808,22
6159	AV. S 4, QD006, LT. 009	lote 09	PINTOLÂNDIA	BOA VISTA	RR	58,43	312,50	R$	49.473,22
6161	RUA JUNDIA	925	SANTA TEREZA	BOA VISTA	RR	58,43	334,75	R$	54.717,73
6162	RUA ZUZA PIAUÍ	S/N.º	CENTRO	AMAJARI	RR	17,00	1.332,53	R$	37.236,03
6163	AV. GETÚLIO VARGAS, SEM Nº	0	CASSARI	BOA VISTA	RR	495,00	37.000,00	R$	1.259.639,28
6167	RUA JAIME PESSOA	S/N.º	VILA ENTRE RIOS	CAROENE	RR	17,00	343,00	R$	13.286,09
6169	AV. SETE DE SETEMBRO ESQUINA COM AV. 15 DE NOVEMBRO	0	VILA MARTINS PEREIRA	RORAINÓPOLIS	RR	17,00	230,00	R$	11.537,92
6170	RUA LACERDA GAGO KM 426 DA BR-174	242	VILA NOVA COLINA	RORAINÓPOLIS	RR	17,00	5.680,00	R$	41.431,64

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	80/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
6173	RUA JOSÉ VENÂNCIO	0	SANTA MARIA DO BOIAÇU	RORAINÓPOLIS	RR	17,00	1.250,00	R$	42.130,91
6175	RUA RAUL TORREIAS	s/n	VILA SÃO SILVESTRE	ALTO ALEGRE	RR	17,00	1.624,00	R$	56.116,27
6176	RUA VICTOR MOTA, SEM Nº	0	CENTRO	UIRAMUTÃ	RR	17,00	285,00	R$	11.712,74
6177	AV. SÃO LUIZ	S/N.º	VILA MODERNA	SÃO LUIZ	RR	17,00	450,00	R$	12.761,64
6179	RUA LAGARTO	1176	CENTRO	ARACAJU	SE	4.702,90	2.355,50	R$	5.364.888,53
6180	AV. HERMES FONTES	2150	GRAGERU	ARACAJU	SE	1.625,96	2.297,00	R$	2.789.480,97
6181	AV. PEDRO DE ABREU	497	CENTRO	PROPRIA	SE	985,00	672,00	R$	433.546,24
6182	PÇA. FILOMENO HORA	90/96	CENTRO	LAGARTO	SE	988,00	616,00	R$	576.896,21
6183	PRAÇA JOÃO PESSOA	276	CENTRO	ITABAIANA	SE	983,00	611,00	R$	472.005,99
6185	RUA DR PEDRO SOARES S/N	0	CENTRO	ESTÂNCIA	SE	976,00	611,00	R$	629.341,32
6186	RUA DR. ARICIO GUIMARAES FORTES	S/N	ATALAIA VELHA	ARACAJU	SE	545,00	1.910,00	R$	842.618,10
6189	RUA ACRE	602	SIQUEIRA CAMPOS	ARACAJU	SE	252,00	616,00	R$	323.411,51
6190	BR 101	0	POV. SOBRADO	N. Sra. DO SOCORRO	SE	129,08	800,00	R$	142.126,25
6191	RUA BENICIO FREIRE	50	Centro	ITABAIANINHA	SE	228,00	825,00	R$	339.145,05
6192	RUA CORONEL J. LEMOS DE MELLO	0	CENTRO	TOBIAS BARRETO	SE	228,00	830,00	R$	256.806,22
6193	AV. MAYNAR GOMES	871	CENTRO	AQUIDABA	SE	227,00	836,00	R$	231.282,94
6194	PRAÇA MANOEL DE SOUZA	61	CENTRO	CAPELA	SE	208,00	939,00	R$	199.641,05
6195	AVENIDA MARANHAO	359	18 DO FORTE	ARACAJU	SE	208,00	252,00	R$	161.006,49
6196	RUA N. S. DAS DORES	S/N	CENTRO	MOITA BONITA	SE	207,00	238,00	R$	57.165,17
6198	RUA GENERAL SIQUEIRA, 21	0	CENTRO	MARUIM	SE	196,05	210,60	R$	144.049,24
6200	PRAÇA CEL. ANTONIO FRANCO	72	CENTRO	RIACHUELO	SE	196,65	768,98	R$	144.398,87
6201	PRAÇA HERMES FONTES	234	CENTRO	BOQUIM	SE	189,00	240,00	R$	238.275,62
6202	RUA EDUARDO ESPIRITO SANTO	240	SÃO CONRADO	ARACAJU	SE	180,75	600,00	R$	259.952,93
6203	RUA OSCAR RIBEIRO	S/Nº	CENTRO	LARANJEIRAS	SE	179,71	1.125,00	R$	91.604,13
6204	PRAÇA GENERAL OLIVEIRA VALADÃO	S/Nº	CENTRO-NEÓPOLIS	NEÓPOLIS	SE	176,64	796,58	R$	161.705,76
6205	RUA MAJOR CORBINIANO	455	SANTOS DUMONT	ARACAJU	SE	171,60	506,25	R$	214.675,32
6206	RUA ACRE	1516	AMÉRICA	ARACAJU	SE	152,60	634,40	R$	164.502,83
6207	RUA G3	66	CONJ. BUGIO	ARACAJU	SE	151,29	324,00	R$	122.022,29
6208	RUA MANOEL EUCLIDES DE OLIVEIRA	39	FAROLANDIA	ARACAJU	SE	144,00	270,00	R$	108.561,38
6209	RUA ALVARO RODRIGUES	6	JABOTIANA	ARACAJU	SE	138,00	297,00	R$	105.065,04
6210	RUA POETA JOSÉ SALES DE CAMPOS, NUM.17 E 18	0	COROA DO MEIO	ARACAJU	SE	129,00	474,00	R$	240.198,60
6211	RUA N QUADRA A	1861	INACIO BARBOSA	ARACAJU	SE	143,00	300,00	R$	113.980,71
6212	PRAÇA GETÚLIO VARGAS	66	CENTRO	SÃO CRISTOVÃO	SE	118,74	365,04	R$	100.519,79
6213	AV. C - QD.20 LOTE 17 E 18	0	DISTRITO INDUSTRIAL DO SOCORRO	N. Sra. DO SOCORRO	SE	118,00	5.583,70	R$	98.247,17
6214	RUA MIGUEL REZENDE	S/Nº	CENTRO	CARMOPOLIS	SE	96,85	477,00	R$	156.810,88
6216	RUA DO CRUZEIRO - MORRO MARUIM	0	POVOADO MATA DE SÃO JOSÉ	MARUIM	SE	106,97	1.550,00	R$	65.556,39
6218	PRAÇA 31 DE MARÇO	49	CENTRO	PACATUBA	SE	70,81	444,57	R$	59.088,16
6219	RUA MAR. HUMBERTO DE ALENCAR CASTELO BRANCO N 242	0	CENTRO	PORTO DA FOLHA	SE	84,75	345,82	R$	70.451,26
6220	PRAÇA JOSÉ DURVAL MATOS	S/Nº	CENTRO-CARIRA	CARIRA	SE	111,00	668,00	R$	117.302,23
6221	Rua Frei Inocêncio	s/n	Centro	RIBEIROPOLIS	SE	496,23	496,23	R$	65.381,57
6222	AV. DR. LOURIVAL BATISTA	0	Centro	SALGADO	SE	78,75	3.025,00	R$	88.632,24
6224	RUA SENHOR DO BONFIM	S/Nº	NEÓPOLIS	NEÓPOLIS	SE	76,22	6.240,81	R$	220.793,91
6225	AV. ANTUSIO VIEIRA	35		BARRA DOS COQUEIROS	SE	75,76	126,04	R$	86.534,43
6226	SERRA REDONDA	0	POVOADO	FREI PAULO	SE	260,00	7.842,00	R$	20.103,96
6227	RUA FRANCISCO SOBRAL GARCEZ	S/Nº	Centro	ITAPORANGA D’ ÁJUA	SE	74,79	2.580,00	R$	149.818,20
6228	POVOADO CRISTO REDENTOR	S/Nº	CRISTO REDENTOR	SÃO CRISTOVAO	SE	74,97	868,50	R$	104.365,77
6230	PRACA CORONEL JOAO NETO	0	CENTRO	ARAUA	SE	72,26	269,76	R$	70.800,90
6233	PRAÇA SÃO JOSÉ	33		SANTO AMARO DAS BROTAS	SE	96,00	97,75	R$	46.326,51

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	81/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
6234	RUA “B” LOTEAMENTO PRAIA DO REFUGIO	66	MOSQUEIRO	ARACAJU	SE	55,40	450,00	R$	67.829,01
6238	R 31 DE MARCO S/N	0	CENTRO	POÇO REDONDO	SE	13,69	300,00	R$	31.641,88
6257	AV. JOÃO RIBEIRO	1133	SANTO ANTONIO	ARACAJU	SE	142,55	325,00	R$	127.616,43
6309	PRAÇA GETÚLIO VARGAS	388	CEDRO DE SÃO JOÃO	CEDRO DE SÃO JOÃO	SE	36,00	289,94	R$	34.613,77
6313	Praça da Bandeira	s/n	CENTRO	CRISTINÁPOLIS	SE	96,00	292,80	R$	59.612,61
6321	RODOVIA AIRTON SENNA	S/N	POVOADO DE ABAIS	ESTÂNCIA	SE	36,10	40,50	R$	52.969,56
6324	Mangabeira	0	Povoado	ESTÂNCIA	SE	151,00	12.121,00	R$	45.627,25
6333	RUA GETÚLIO VARGAS	74	CENTRO	FREI PAULO	SE	74,97	144,50	R$	70.101,63
6335	PRAÇA RIO BRANCO	S/N	CENTRO	GARARU	SE	72,26	233,45	R$	104.016,14
6392	RUA GETULIO VARGAS	S/Nº	CENTRO	JAPOATÃ	SE	96,00	390,00	R$	128.315,70
6414	RUA JOSÉ BERNARDO DA COSTA	0		MACAMBIRA	SE	96,00	200,00	R$	60.486,69
6426	AV. N. SRA. DA GLÓRIA	S/N	CENTRO	MONTE ALEGRE DE SERGIPE	SE	36,00	375,00	R$	48.599,14
6460	PÇA. ANTÔNIO ALVES DE OLIVEIRA	78	CENTRO	N. Sra. DA GLÓRIA	SE	196,65	1.422,69	R$	284.951,77
6463	RUA BENJAMIN CONSTANT	S/N	CENTRO	N. Sra. DAS DORES	SE	196,65	1.001,19	R$	170.621,43
6480	BOM SUCESSO	0	BOM SUCESSO	POÇO REDONDO	SE	11,60	96,00	R$	16.607,62
6486	SITIOS NOVOS - R	0	SITIOS NOVOS	POÇO REDONDO	SE	36,00	300,00	R$	54.542,91
6487	ESTRADA DO JUSTINO	0	Centro	POÇO VERDE	SE	17,22	882,78	R$	45.627,25
6514	TRAVESSA DUQUE DE CAXIAS	S/N	CENTRO	RIACHÃO DO DANTAS	SE	36,00	180,00	R$	37.935,30
6534	RUA DA PALHA	0	RUA DA PALHA	SANTA LUZIA DO ITANHI	SE	10,00	600,00	R$	17.306,89
6543	Conjunto Eduardo Gomes	Lote 02 qd 51	EDUARDO GOMES	SÃO CRISTÓVÃO	SE	107,00	442,00	R$	120.973,39
6563	CONJUNTO PEDRO VALADARES	0	SIMÃO DIAS	SIMÃO DIAS	SE	76,22	11.200,00	R$	221.493,18
6564	Pça. Barão de Santa Rosa	198	SIMÃO DIAS	SIMÃO DIAS	SE	188,79	312,64	R$	190.026,12
6588	RODOVIA JOÃO VALERIANO	S/N.º	POVOADO SAQUINHO	TOBIAS BARRETO	SE	36,00	400,00	R$	26.921,82
6601	Av. Cezario de Melo	188	Cesarão	Rio de Janeiro	RJ	155,00	360,00	R$	16.607,62
6605	Estr. do Campinho	5476	Santa Margarida/Campo Grande	Rio de Janeiro	RJ	160,50	800,00	R$	89.156,69
6606	Estr. do Camboatá	2145	Barros Filho	Rio de Janeiro	RJ	161,00	576,00	R$	244.219,40
6607	Rua Projetada A	lt. 15	Nova Campinas	Duque de Caxias	RJ	168,00	360,00	R$	3.496,34
6608	Av. Presidente Kennedy, Lote 7, Quadra G	0	São Bento	Duque de Caxias	RJ	176,00	385,80	R$	236.527,45
6609	Rua Nove	963	Vila do João	Rio de Janeiro	RJ	326,00	825,00	R$	339.145,05
6610	Estr. de Jacarepaguá	6722	Freguesia	Rio de Janeiro	RJ	206,00	675,00	R$	639.830,34
6611	Rua Pedro Fonseca	126	Comendador Soares	Nova Iguaçu	RJ	179,00	713,00	R$	226.562,88
6612	Rua Teixeira Ribeiro	601	Nova Holanda	Rio de Janeiro	RJ	169,00	1.324,00	R$	416.064,54
6613	Rua Fernandes da Cunha	lote 69	Vigário Geral	Rio de Janeiro	RJ	169,00	480,00	R$	314.670,66
6618	Rodovia Via Matoim, 9 - Km 1, estrada para o porto de Aratu	9	CIA - Centro Industrial de Aratu	CANDEIAS	BA	223,00	1.973,00	R$	120.448,94
6677	RUA 21 DE JUNHO	S/Nº	CENTRO	AMATURÁ	AM	159,29	3.025,00	R$	10.663,84
6678	RODOVIA PA-150 - KM 194	S/N.º	VILA CAMPOS BELOS	IPIXUNA DO PARÁ	PA	—	450,00	R$	54.717,73
6679	ROD. BRAGANÇA AJURUTEUA			BRAGANÇA	PA	—	10.000,00	R$	40.382,73
6680	Av. Juscelino Kubitschek	s/nº	Centro	ANGICAL	BA	19,40	910,24	R$	41.431,64
6686	RUA CONQUISTA *	63	CENTRO	ITAGUARA	MG	37,00	207,00	R$	69.052,73
6687	RETIRO DAS CONTENDAS *	S/Nº	ZONA RURAL	ITAUNA	MG	124,00	1.600,00	R$	147.720,39
6690	RUA DIREITA *	140	CENTRO	GUARACIABA	MG	101,00	740,00	R$	177.963,74
6691	MORRO DA REPETIDORA DE TV *	S/Nº	ZONA RURAL	ITAMARANDIBA	MG	21,00	467,00	R$	52.619,93
6692	RUA DAS FLORES *	215	CENTRO	SÃO GONÇALO DO RIO PRETO	MG	37,00	114,00	R$	62.409,68
6693	MORRO PRÓXIMO DA LOCALIDADE *	S/Nº	ZONA RURAL	COSTAS	MG	3,00	679,00	R$	20.978,04
6694	AV. CIDADE DE MINAS	S/Nº	CONJ. CARAJÁS	CONTAGEM	MG	48,00	300,00	R$	37.760,48
6695	FAZENDA DO RIACHÃO *	S/Nº	ZONA RURAL	BUENÓPOLIS	MG	84,00	2.500,00	R$	107.512,48
6696	AV. ABÍLIO MACHADO *	2025	JARDIM INCONFIDÊNCIA	BELO HORIZONTE	MG	148,00	602,00	R$	259.428,48
6698	MORRO DA REPETIDORA DE TV *	S/Nº	ZONA RURAL	FERVEDOURO	MG	6,00	225,00	R$	30.418,16

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	82/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
6699	RUA ANTÔNIO FRANÇA	60	CENTRO	FLORESTAL	MG	37,00	347,00	R$	68.528,28
6700	MORRO DA COPASA	S/Nº	ZONA RURAL	GONÇALVES	MG	3,00	400,00	R$	36.187,13
6701	RUA GOVERNADOR VALADARES *	3	CENTRO	GUIDOVAL	MG	117,00	360,00	R$	110.834,00
6704	MORRO REPETIDORA EMBRATEL *	S/Nº	ZONA RURAL	JOÃO MONLEVADE	MG	66,00	800,00	R$	68.703,09
6705	FAZENDA ALEGRE *	S/Nº	ZONA RURAL	JOÃO PINHEIRO	MG	80,00	7.225,00	R$	91.254,49
6706	AV. DR. SIMEÃO DE FARIA	43	NOVA ERA	JUIZ DE FORA	MG	168,00	200,00	R$	180.935,63
6707	RUA AMÉRICO LOBO *	1565	CENTRO	JUIZ DE FORA	MG	168,00	360,00	R$	126.567,53
6708	RUA FRANCISCO ANTÔNIO DE MELO *	361	CENTRO	JURUAIA	MG	101,00	400,00	R$	123.246,01
6710	FAZENDA TAGUATINGA *	S/Nº	ZONA RURAL	MONTALVÂNIA	MG	21,00	2.500,00	R$	19.404,69
6711	FAZENDA SÃO GONÇALO *	S/Nº	ZONA RURAL	LASSANCE	MG			R$	91.953,76
6712	MORRO DO CRUZEIRO *	S/Nº	ZONA RURAL	LEOPOLDINA	MG	100,00	2.913,00	R$	118.176,32
6713	PRAÇA NOMINATO PAIVA DUQUE *	65	CENTRO	LIMA DUARTE	MG	101,00	336,00	R$	100.869,43
6714	PRAÇA DA IGREJA MATRIZ *	S/Nº	CENTRO	LUISBURGO	MG	8,00	40,00	R$	23.775,12
6715	RUA ANTÔNIO GOMES DE MACEDO *	540	CENTRO	LUZ	MG	84,00	100,00	R$	16.957,25
6717	FAZENDA PALMEIRAS *	S/Nº	ZONA RURAL	MANHUMIRIM	MG	84,00	900,00	R$	66.605,29
6718	MORRO PRÓXIMO DA LOCALIDADE *	S/Nº	ZONA RURAL	MEDINA	MG	84,00	2.400,00	R$	49.822,85
6719	MORRO PEDRA DO BUENO *	S/Nº	ZONA RURAL	NANUQUE	MG	20,00	120,00	R$	79.541,75
6720	MORRO PRÓXIMO DA LOCALIDADE/FAZENDA VISTA ALEGRE *	S/Nº	ZONA RURAL	NEPOMUCENO	MG	108,00	2.500,00	R$	96.848,64
6721	SÍTIO CAMPINHO DE SANTO ANTÔNIO	S/Nº	ZONA RURAL	NOVA ERA	MG			R$	13.286,09
6722	RUA QUINTINO MOREIRA - FUNDOS	12	CENTRO	PARAOPEBA	MG			R$	14.335,00
6723	RUA RODRIGO SAMPAIO	36	AEROPORTO	POÇOS DE CALDAS	MG	153,00	360,00	R$	226.038,43
6724	AV. BRASIL *	S/Nº	CENTRO	RIO PIRACICABA	MG	84,00	425,00	R$	74.996,51
6725	MORRO DAS TORRES TELEFÔNICAS	S/Nº	ZONA RURAL	SANTA BÁRBARA	MG			R$	43.004,99
6726	RUA BOQUIM	564	CENTRO	ARACAJU	SE	1.578,00	1.578,40	R$	674.793,75
6727	AV. ACRÍSIO CRUZ	50	SALGADO FILHO	ARACAJU	SE	166,07	265,00	R$	189.152,03
6731	RUA SEBASTIÃO DE FREITAS *	36	URBANO	DIVINÉSIA	MG	101,00	300,00	R$	62.759,32
6732	RUA GOIAS	828	URBANO	GUARDA-MOR	MG	380,00	900,00	R$	290.196,28
6733	RODOVIA BA 099, KM 23, ESTRADA DO COCO		AREMBEPE	CAMAÇARI	BA	121,00	3.000,00	R$	109.435,46
6734	SÍTIO MARIA DAS FLORES		BARRA DE JACUÍPE	CAMAÇARI	BA	66,00	2.000,00	R$	105.589,49
6735	Quadra 18 - Lot. Planalto Água Grande		CENTRO	CATÚ	BA	159,00	2.415,00	R$	279.707,25
6736	ALA HUMAITÁ - CANTO DO MAR - FAZ. GRAJERÚS		GUARAJUBA	CAMAÇARI	BA	196,00	3.000,00	R$	417.812,71
6737	PROLOGAMENTO DA AV DAS AMENDOEIRAS		JAUÁ	CAMAÇARI	BA	66,40	1.112,00	R$	181.634,90
6738	RUA FRANCISCO LEITÃO		CENTRO	MADRE DE DEUS	BA	125,00	1.087,00	R$	185.830,51
6739	RUA DOMINGOS CAETANO	29	BARBALHO	SALVADOR	BA	2.298,00	2.297,00	R$	1.197.496,68
6740	RUA DOMINGOS CAETANO	144	BARBALHO	SALVADOR	BA	—	541,00	R$	113.456,26
6741	RUA A SETOR E - CONJ. MUSSURUNGA 1		MUSSURUNGA	SALVADOR	BA	7,55	624,25	R$	72.374,25
6742	RUA DOM PEDRO I		PERIPERI	SALVADOR	BA	33,00	600,00	R$	138.804,73
6744	AV. MARIA EUGÊNIA		VALÉRIA	SALVADOR	BA	176,00	1.200,00	R$	223.066,54
6748	BOI MORTO		URBANO	AGRICOLÂNDIA	PI	9,00	100,00	R$	5.069,69
6750	TAMBORIL		RURAL	AGRICOLÂNDIA	PI			R$	27.446,27
6751	POVOADO DE SANTO ANTÔNIO		RURAL	ÁGUA BRANCA	PI			R$	3.146,71
6758	ASSUNÇÃO DO PIAUÍ		CENTRO	ASSUNÇÃO DO PIAUÍ	PI	9,00	250,00	R$	31.991,52
6766	RUA 10		RURAL	BOQUEIRÃO DO PIAUÍ	PI	9,00	200,00	R$	30.418,16
6768	RUA 26 DE JANEIRO	S/Nº	URBANO	BOQUEIRÃO DO PIAUÍ	PI	9,00	200,00	R$	30.068,53
6769	EST. PRINCIPAL - RUA GERAL		POV. MOCAMBINHO	BRASILEIRA	PI	9,00	210,00	R$	26.921,82
6770	Rua São José	s/n		CABECEIRAS	PI	9,00	260,00	R$	34.788,59
6777	ALTO DO MEIO		Rural	CAMPO MAIOR	PI			R$	2.622,26
6778	AMÉRICA		Rural	CAPITÃO DE CAMPOS	PI			R$	31.467,07

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	83/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
6783	AV. GETÚLIO VARGAS	S/N.º	CENTRO	COCAL DE TELHA	PI	9,00	100,00	R$	15.034,26
6784	AV. RAIMUNDO MARTINS	S/Nº	CENTRO	COIVARAS	PI			R$	44.403,53
6785	POVOADO OITIS		RURAL	COLÔNIA DO PIAUÍ	PI			R$	16.083,17
6787	CURRAL NOVO DO PIAUÍ		URBANO	CURRAL NOVO DO PIAUÍ	PI	9,00	200,00	R$	40.033,10
6800	ASSENTAMENTO UNIÃO		RURAL	GEMINIANO	PI			R$	30.068,53
6802	BREJO DA FORTALEZA		RURAL	IPIRANGA DO PIAUÍ	PI	9,00	200,00	R$	31.292,25
6803	FURTA-LHE A VOLTA		RURAL	IPIRANGA DO PIAUÍ	PI			R$	30.592,98
6804	RUA JOSÉ DO REGO		CENTRO	IPIRANGA DO PIAUÍ	PI	48,00	360,00	R$	57.864,44
6807	SÍTIO/VILA BARBOSA/SÍTIO RIACHINHO		CAMPESTRE	ITAINÓPOLIS	PI	9,00	128,00	R$	29.893,71
6809	POVOADO CAJUEIRO		RURAL	PATOS DO PIAUÍ	PI			R$	20.978,04
6811	RUA JOAQUIM PEREIRA	S/N.º	URBANO	JATOBÁ DO PIAUÍ	PI	9,00	200,00	R$	34.089,32
6812	Rua sem denominação		URBANO	JOÃO COSTA	PI	9,00	150,00	R$	29.718,90
6813	AV. SÃO FRANCISCO	S/Nº	CENTRO	JUAZEIRO DO PIAUÍ	PI	9,00	375,00	R$	21.677,31
6814	RUA TERTULIANO BRANDÃO FILHO	S/N.º	URBANO	LAGOA DE SÃO FRANCISCO	PI	9,00	200,00	R$	36.361,94
6815	Delmiro Dantas		URBANO	LAGOA DO BARRO DO PIAUÍ	PI	9,00	600,00	R$	30.243,35
6818	AV. DOMINGOS LOURENÇO JORGE		URBANO	LAGOINHA DO PIAUÍ	PI	15,00	100,00	R$	3.146,71
6821	POVOADO CENTRO DOS DESÍGNOS	0	ZONA RURAL	MIGUEL ALVES	PI	9,00	200,00	R$	18.705,42
6822	RUA PRINCIPAL	S/N.º	SÃO JOSÉ DOS MONTEIROS	MIGUEL ALVES	PI			R$	13.286,09
6823	RUA BATISTA	S/Nº	POVOADO TAPUIO	MIGUEL ALVES	PI			R$	18.880,24
6824	AÇUDE		Rural	MILTON BRANDÃO	PI	9,00	375,00	R$	30.767,80
6825	RUA CHAGAS RODRIGUES	S/N.º		MILTON BRANDÃO	PI	9,00	600,00	R$	55.242,18
6826	RUA CORONEL PACHECO	S/N.º	SÃO GONÇALO	MILTON BRANDÃO	PI	25,00	27,00	R$	14.160,18
6829	RUA SIGÊFREDO PACHECO	S/N.º	SANTO ANTÔNIO	N. Sra. DOS REMÉDIOS	PI			R$	18.530,61
6830	VOTORANTIN		POVOADO BOM JESUS	N. Sra. DOS REMÉDIOS	PI			R$	24.124,75
6831	AV. GERÔNIMO ABREU	S/Nº	CENTRO	N. Sra. DE NAZARÉ	PI	9,00	200,00	R$	28.844,81
6832	NOVA SANTA RITA		URBANO	NOVA SANTA RITA	PI	9,00	375,00	R$	26.222,56
6838	REP. TAQUARI		URBANO	PALMEIRA DO PIAUÍ	PI	9,00	875,00	R$	21.502,50
6842	PAQUETÁ		CENTRO	PAQUETÁ	PI	9,00	200,00	R$	53.843,65
6843	AV. OTÍLIA MARIA DE PAIVA	S/Nº	CENTRO	PAU D’ARCO DO PIAUÍ	PI	9,00	425,00	R$	24.474,38
6846	GOIABEIRA		RURAL	PEDRO II	PI	9,00	200,00	R$	54.368,10
6847	RUA SÃO DOMINGOS	S/N.º	POVOADO LAGOA DO SUCURUJU	PEDRO II	PI	9,00	200,00	R$	29.544,08
6848	SERRA DOS MATÕES		RURAL	PEDRO II	PI	9,00	100,00	R$	16.432,80
6850	AROEIRO DO ITAÍ		RURAL	PICOS	PI	9,00	200,00	R$	27.970,73
6861	RUA RAIMUNDO HELIODORO MOREIRA	S/N.º	FORMOSA	PIRIPIRI	PI	25,00	600,00	R$	42.305,72
6862	FURNAS		RURAL	PIRIPIRI	PI	6,00	150,00	R$	24.824,02
6863	PÉ DO MORRO		RURAL	PIRIPIRI	PI			R$	23.775,12
6864	SÃO LUIS		RURAL	PIRIPIRI	PI	25,00	108,00	R$	20.978,04
6865	VERTENTE			PIRIPIRI	PI	18,00	180,00	R$	30.243,35
6869	BARRO		RURAL	SANTANA DO PIAUÍ	PI			R$	21.502,50
6873	POVOADO BURITI DO CASTELO		RURAL	SÃO FÉLIX DO PIAUÍ	PI			R$	26.747,01
6877	BARREIRO DOS DOUCAS		RURAL	ANÍSIO DE ABREU	PI			R$	20.453,59
6878	AV. PEDRO VALENTINO	S/Nº	CORREGO/BOA VISTA DA ESTAÇÃO	BOM PRINCÍPIO DO PIAUÍ	PI			R$	29.369,26
6885	AV. ANTONIO JOAQUIM	S/Nº	ESTREITO	CAXINGÓ	PI	9,00	520,00	R$	37.760,48
6887	ESTRADA DE ACESSO		SANTO HILÁRIO	COCAL	PI	9,00	140,00	R$	28.145,54
6888	RUA JOAQUIM VIEIRA DE BRITO	S/Nº	CAMPESTRE	COCAL	PI			R$	30.418,16
6889	ALIANÇA DO GURGUÉIA			COLÔNIA DO GURGUÉIA	PI			R$	22.901,03
6890	JAPECANGA		RURAL	CRISTINO CASTRO	PI			R$	20.278,78
6891	CURRAIS		URBANO	CURRAIS	PI	9,00	200,00	R$	20.628,41

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	84/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
6892	LAGOA SECA		POVOADO SÃO JOÃO	ESPERANTINA	PI	9,00	200,00	R$	30.767,80
6896	BARRA DO LANCE		RURAL	JERUMENHA	PI	9,00	375,00	R$	24.124,75
6897	ESTRADA GERAL	S/Nº	POV. CHAPADA DO PINTO	JOCA MARQUES	PI	9,00	200,00	R$	30.243,35
6898	RUA DA ALEGRIA	S/Nº	CENTRO	JOCA MARQUES	PI			R$	9.789,75
6899	RUA JOÃO PAULO	S/Nº	URBANO	JÚLIO BORGES	PI			R$	36.711,58
6900	VEREDÃO		RURAL	JÚLIO BORGES	PI	9,00	375,00	R$	21.677,31
6901	CALDEIRÃOZINHO / MARISTELA		RURAL	JUREMA	PI	9,00	150,00	R$	20.278,78
6902	RUA FÉLIX JOSÉ DA SILVA	S/Nº	URBANO	JUREMA	PI	9,00	200,00	R$	39.683,47
6903	ASSENTAMENTO VEREDAS		RURAL	LANDRI SALES	PI			R$	21.852,13
6904	POVOADO CAMURUPIM		RURAL	LUIZ CORREIA	PI	9,00	285,00	R$	41.082,00
6905	RUA DA RIBEIRA		POVOADO CARAPEBAS	LUIZ CORREIA	PI			R$	8.041,58
6907	RUA JOSÉ FERREIRA DE MELO	S/Nº	URBANO	MADEIRO	PI	9,00	200,00	R$	9.964,57
6909	RUA ESTRADA GERAL	S/Nº	POVOADO DE BARRINHA	MATIAS OLÍMPIO	PI	9,00	375,00	R$	47.899,87
6911	SÃO DIMAS		RURAL	MONTE ALEGRE DO PIAUÍ	PI			R$	15.034,26
6912	POVOA DO LAGOA DO ARROZ (RUA 01, DISTRITO 01, SETOR 01, Q.D. 58)		POV. LAGOA DO ARROZ	MORRO CABEÇA NO TEMPO	PI			R$	40.033,10
6913	ESTRADA DE ACESSO - RODOVIA PI 214		[ILLEGIBLE]	MORRO DO CHAPÉU DO PIAUÍ	PI	9,00	241,08	R$	30.942,62
6915	ALTAMIRA (FAZENDA DO MEIO)		RURAL	PARNAGUÁ	PI			R$	37.061,21
6917	RODOVIA PI 116	S/Nº	PEDRA DO SAL	PARNAÍBA	PI			R$	27.621,09
6920	PORTO ALEGRE DO PIAUÍ		URBANO	PORTO ALEGRE DO PIAUÍ	PI	9,00	375,00	R$	23.075,85
6921	RUA DA MATRIZ	S/N.º	URBANO	RIACHO FRIO	PI	9,00	200,00	R$	40.033,10
6925	POVOADO TANQUE VELHO		RURAL	SÃO BRAZ DO PIAUÍ	PI	9,00	150,00	R$	52.270,29
6926	SERRINHA		RURAL	SÃO FRANCISCO DO PIAUÍ	PI	9,00	260,00	R$	23.250,67
6927	AV. PIAUÍ	S/N.º	URBANO	SÃO GONÇALO DO GURGUÉIA	PI	9,00	375,00	R$	25.348,47
6929	SERRA DO MARACUJÁ		RURAL	SÃO JOÃO DA CANA BRAVA	PI	9,00	600,00	R$	45.452,43
6931	SÃO JOÃO DA VARJOTA		URBANO	SÃO JOÃO DA VARJOTA	PI	9,00	375,00	R$	26.747,01
6932	MARRECAS (ZÉ BULANDIA)			SÃO JOÃO DO PIAUÍ	PI			R$	22.726,21
6933	ATALHO		RURAL	SÃO JOSÉ DO PIAUÍ	PI			R$	6.817,86
6934	BAIXIO		RURAL	SÃO JOSÉ DO PIAUÍ	PI	9,00	150,00	R$	25.872,92
6936	SÃO LUIS DO PIAUÍ		URBANO	SÃO LUIS DO PIAUÍ	PI	9,00	150,00	R$	29.718,90
6937	AV. SATURNINO DE CASTRO	S/Nº	URBANO	SÃO MIGUEL DA BAIXA GRANDE	PI	9,00	600,00	R$	32.865,60
6939	BREJO DA ONÇA		RURAL	SÃO MIGUEL DO TAPUIO	PI	9,00	200,00	R$	31.292,25
6940	CACHOEIRA (PONTA DA SERRA)		RURAL	SÃO MIGUEL DO TAPUIO	PI			R$	46.151,70
6941	PALMEIRA DE CIMA		RURAL	SÃO MIGUEL DO TAPUIO	PI	9,00	875,00	R$	33.040,42
6946	SÃO VICTOR		RURAL	SÃO RAIMUNDO NONATO	PI			R$	23.775,12
6947	PITOMBAS		RURAL	SEBASTIÃO BARROS	PI	9,00	150,00	R$	13.460,91
6948	SEBASTIÃO BARROS		RURAL	SEBASTIÃO BARROS	PI	9,00	200,00	R$	13.635,73
6953	RUA GERAL (7 KM DO CENTRO)		BREJO DOS MARIANOS	SÃO MIGUEL DO TAPUIO	PI	6,00	200,00	R$	27.446,27
6955	MATO ESCURO (Rua Benedito Reis)			SIMPLÍCIO MENDES	PI	9,00	668,00	R$	86.534,43
6963	CONVAP		RURAL	UNIÃO	PI	9,00	200,00	R$	8.740,85
6965	RODOVIA PIAUÍ 112 - KM 48	S/Nº	DIVINÓPOLIS	UNIÃO	PI			R$	2.622,26
6966	ESTRADA DE ACESSO		POVOADO DE LIBERDADE	UNIÃO	PI	9,00	200,00	R$	8.216,40
6967	ROD. PI 112	S/N.º	NOVO NILO	UNIÃO	PI	9,00	600,00	R$	38.984,20
6972	VILA NOVA DO PIAUÍ		URBANO	VILA NOVA DO PIAUÍ	PI	9,00	150,00	R$	26.572,19
6973	AV. JOÃO RICARDO DE MORAES	S/N.º	CENTRO	WALL FERRAZ	PI	9,00	150,00	R$	44.753,16
6975	RUA JOAQUIM SANTANA	S/Nº		RIACHO DE SANTO ANTÔNIO	PB	—	255,00	R$	20.103,96
6976	Rua Projetada - Sítio do Jaraguá			Rio Tinto	PB	—	140,00	R$	734,23
6979	Pátio de Feira Nova			Feira Nova	PE	60,00	105,05	R$	78.667,67
6980	RUA EVANGELISTA PEREIRA DOURADO	S/Nº	CENTRO	ANGELIM	PE	36,00	1.500,00	R$	81.464,74

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	85/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
6981	MORRO DO SERROTE - FAZENDA MARTINS			ITAIBA	PE	28,16	639,36	R$	27.271,46
6983	AV. DAS PALMEIRAS	277	CENTRO	CARAVELAS	BA	117,50	1.170,00	R$	163.628,74
6984	AV. MINISTRO ALFREDO BUZAID	S/Nº	MONTE CASTELO	TEIXEIRA DE FREITAS	BA	197,37	1.320,00	R$	204.535,93
6985	SÍTIO ZUMBI		ZONA RURAL	QUEIMADAS	PB			R$	18.355,79
6986	Rua Pedro Melo		Centro	Pindaré Mirim	MA	40,00	415,00	R$	92.827,85
6987	RUA ZACARIAS LOPES	S/Nº	CENTRO	NINA RODRIGUES	MA	40,00	350,00	R$	44.927,98
6988	Praça Cid Carvalho		Centro	Presidente Vargas	MA	65,00	427,00	R$	84.436,63
6993	Rua Sete de Setembro	s/n	Centro	Santa Luzia do Tide	MA			R$	203.836,66
6994	BR 135 km 224	s/n	Centro	Peritoró	MA			R$	95.799,73
6996	Pov. Socorro		Pov. Socorro	Gov. Eugênio Barros	MA			R$	35.313,04
6997	Rua de Colinas		Pov. Ladeados	Jatobá	MA			R$	33.215,24
6998	Em frente a BR 230		BR 230	Pastos Bons	MA			R$	46.676,15
7000	Ponto A ao B para o oeste		Pov. Altamira	São José dos Basílios	MA			R$	31.991,52
7002	Rua Principal	s/n	Pov. São João da Mata	Gov. Luís Rocha	MA	7,00	240,00	R$	8.566,03
7003	Rua Primeiro de Maio	s/n	Centro	João Lisboa	MA			R$	108.036,93
7004	AV. PRINCIPAL	S/Nº	POV. NOVA BRASÍLIA	SENADOR LA ROCQUE	MA			R$	11.712,74
7005	AV. PRINCIPAL	s/n	POV. AÇAIZAL GRANDE	SENADOR LA ROCQUE	MA	9,00	450,00	R$	40.732,37
7006	RUA DA LAGOA	s/n	POV. ARAPARI	SENADOR LA ROCQUE	MA	9,00	512,00	R$	43.529,44
7007	RUA SENADOR ALEXANDRE COSTA		POV. CENTRO DO TOINHO	SENADOR LA ROCQUE	MA			R$	39.858,28
7008	RUA PRINCIPAL	s/n	POV. JENIPAPO	SENADOR LA ROCQUE	MA			R$	16.083,17
7009	Rua Principal	s/n	Pov. Cumaru	Senador La Roque	MA	51,00	260,00	R$	27.970,73
7010	BR 222		Centro	Miranda do Norte	MA	65,24	620,00	R$	45.627,25
7011	Rua Raimundo França	s/n	Centro	Presidente Dutra	MA	164,00	1.473,00	R$	202.263,31
7012	Rua do Comércio	s/n	Pov. Calumbi	Presidente Dutra	MA			R$	8.566,03
7013	Rua do Campo	s/n	Pov. Crioli do Joviani	Presidente Dutra	MA	9,00	200,00	R$	8.216,40
7014	Rua do Campo		Pov. São João	Presidente Dutra	MA			R$	35.837,49
7015	Est. de Santa Filomena		Rep. Angical	Presidente Dutra	MA	130,75	2.250,00	R$	146.496,67
7016	Serra do Crueira		Serra do Crueira	Formosa da Serra Negra	MA			R$	49.123,59
7018	Rua da União	s/n	Centro	Nova Olinda	MA			R$	70.276,45
7033	TRAV. ENEAS SIMPLÍCIO	102		IGACI	AL	16,00	55,63	R$	70.101,63
7037	PRAÇA MANOEL VALENTE DE LIMA	S/N.º	ALTO SANTA CRUZ	LIMOEIRO DE ANADIA	AL	42,50	328,00	R$	68.178,64
7038	DR. ZEFERINO RODRIGUES	207	POÇO	MACEIÓ	AL	1.747,86	4.755,17	R$	1.736.083,15
7046	RUA ALTO DIVINA PASTORA	S/N.º	CENTRO	PINDOBA	AL	12,00	96,00	R$	33.564,87
7052	SENADOR TEOTÔNIO VILELA		CENTRO	TEOTÔNIO VILELA	AL	13,50	90,00	R$	29.019,63
7055	RUA JOAQUIM TÁVORA	320	CENTRO	MACEIÓ	AL	3.879,00	2.500,00	R$	2.779.590,84
7056	PRAÇA MANOEL PALMEIRA	S/Nº	CENTRO	GOVERNADOR LOMANTO JR.	BA	57,00	613,00	R$	62.934,13
7057	RUA DA BRALÂNDIA		GUARANI	PRADO	BA	12,00	875,00	R$	18.180,97
7058	RUA MONTEIRO LOBATO	S/Nº	IBICARAÍ	IBICARAÍ	BA	153,00	918,00	R$	124.469,73
7062	RUA SIPRIANO OLIVEIRA			IRAJUBA	BA	15,75	675,00	R$	48.249,50
7063	FAZENDA BOA VISTA			ITAJUÍPE	BA	175,80	2.000,00	R$	119.050,40
7064	PRAÇA CASTRO ALVES	S/Nº		LAJEDÃO	BA	12,00	1.050,00	R$	28.844,81
7065	RUA RUI BARBOSA	S/Nº		MAIQUINIQUE	BA	12,00	460,00	R$	40.732,37
7066	PRAÇA CASTRO ALVES	S/Nº		TEIXEIRA DE FREITAS	BA	100,00	308,00	R$	139.853,63
7067	FAZENDA OITEIRO BONITO		SERRA DA JACUNTINGA	ITACARÉ	BA	175,76	1.446,66	R$	76.395,04
7069	RUA MARIO ANDREZZA	S/Nº	TEIXEIRINHA	TEIXEIRA DE FREITAS	BA	1.500,00	1.500,00	R$	297.188,96
7071	RURAL BARRIGUDA		DISTRITO VÁRZEA NOVA	JACOBINA	BA	1.200,00	1.200,00	R$	629,34
7072	FAZENDA ROCINHA (AO LADO DA IGREJA VELHA)		DISTRITO JIRIBATUBA	VERA CRUZ	BA	4,00	600,00	R$	18.180,97
7075	RUA REZENDE COSTA	11	JARDIM CRUZEIRO	SALVADOR	BA	46,00	260,01	R$	69.926,81

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	86/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
7077	RUA DIREITA DO SÃO CAETANO		SÃO CAETANO	SALVADOR	BA	592,00	470,00	R$	524.451,10
7078	RUA J.J. SEABRA			CANAVIEIRAS	BA	68,29	1.791,80	R$	253.484,70
7080	RUA DA TABELA	S/Nº		CRAVOLÂNDIA	BA	16,20	1.200,00	R$	104.540,59
7081	PLANALTO DA SAÚDE		CUMURUXATIBA	PRADO	BA	52,71	720,00	R$	90.380,41
7082	BAIRRO JONAS CÉO			FIRMINO ALVES	BA	12,00	1.050,00	R$	37.236,03
7083	SÍTIO SÃO JOÃO			IGRAPIÚNA	BA	6,00	900,00	R$	41.956,09
7092	OUTEIRO MARIA ONÇA			ITACARÉ	BA	45,75	1.200,00	R$	321.663,34
7095	RUA BARÃO DO RIO BRANCO	S/Nº		ITORORÓ	BA	68,85	568,75	R$	94.401,20
7099	Rua da Alegria	s/nº	São João de Cortes	ALCÂNTARA	MA	9,00	360,00	R$	24.649,20
7100	Av. do Comércio	s/n	Centro	Amapá do Maranhão	MA	9,00	1.625,00	R$	63.108,95
7101	Rua do Sol	s/n	URBANO	Araguanã	MA	9,00	11.832,00	R$	2.622,26
7102	Av. Teodoro C. Ribeiro	s/n	Perizes de Baixo	Bacabeira	MA	9,00	700,00	R$	5.244,51
7103	Av. Principal	s/n	Povoado Madragoa	BACURI	MA	9,00	450,00	R$	10.314,21
7104	Av. Principal	s/n	PORTUGAL	BACURI	MA	9,00	450,00	R$	23.425,48
7105	Av. Principal	s/n	São Paulo	BACURI	MA	9,00	450,00	R$	9.440,12
7106	Av. Principal	s/n	Trajano Marques	BACURI	MA	9,00	450,00	R$	9.090,49
7107	RUA BENJAMIN CONSTANT	S/Nº	CENTRO	BACURITUBA	MA	9,00	360,00	R$	54.193,28
7108	RODOVIA BR 316	S/N.º	POVOADO ARATAUÍ	BELA VISTA DO MARANHÃO	MA			R$	15.209,08
7109	Rua da Palmeira	s/n	Centro	Bela Vista do Maranhão	MA			R$	14.160,18
7110	BR 316 - esquina com Rua João Lisboa s/n		Centro	Boa Vista do Gurupi	MA	69,00	450,00	R$	131.287,59
7111	RUA GRANDE - MORRO DE SANTO ANTÔNIO	S/N.º	POVOADO IGARAPÉ DO ÍNDIO	BOM JARDIM	MA	9,00	360,00	R$	26.747,01
7112	RUA DO MERCADO	S/N.º	POVOADO NOVO CARÚ	BOM JARDIM	MA			R$	26.747,01
7113	RUA DO CAMPO - MORRO DA TORRES	S/N.º	POVOADO DE PORTO DE SANTA LUZ	BOM JARDIM	MA			R$	50.522,12
7114	RUA DO COMÉRCIO	S/N.º	POVOADO ROSÁRIO	BOM JARDIM	MA	9,00	360,00	R$	26.747,01
7115	RODOVIA BR 315 (Rua Ver. Benedito Mendonça)	s/nº	POVOADO TIRIRICAL	BOM JARDIM	MA			R$	15.209,08
7116	RUA GRANDE	S/N.º	POVOADO VILA BANDEIRANTE	BOM JARDIM	MA			R$	36.886,39
7117	POVOADO NOVA VIDA		NOVA VIDA	BOM JESUS DAS SELVAS	MA	9,00	392,00	R$	12.936,46
7118	RUA DA ESTRELA	S/Nº	POV. VILA TROPICAL	BOM JESUS DAS SELVAS	MA	10,50	450,00	R$	16.083,17
7119	RUA DA RODAGEM	s/nº	URBANO	Bom Lugar	MA	9,00	300,96	R$	40.557,55
7120	Rua dos Camilos	s/n.º	Povoado de Herculanópolis	Brejo	MA	9,00	200,00	R$	9.090,49
7123	Margem direita da MA 230 (Repetidora Brejo Novo)		Pov. José Gomes	Brejo	MA			R$	87.583,33
7126	RUA SÃO FRANCISCO	S/Nº	ALTO BELA VISTA	BURITIRANA	MA	10,50	1.200,00	R$	39.683,47
7127	Trav. Gonçalves Dias esq. Rua Gomes Leitão		Centro	Capinzal do Norte	MA	9,00	240,00	R$	39.683,47
7129	Rua 22 de abril esq. com Rua 13 de Maio	s/n	Centro do Guilherme	Centro do Guilherme	MA	9,00	300,00	R$	16.782,44
7130	AV. TOCANTINS	S/Nº	VIRAÇÃO GRANDE	CIDELÂNDIA	MA	9,00	450,00	R$	40.207,92
7131	RUA DO BEIJO	S/Nº	CENTRO	CONCEIÇÃO DO LAGO AÇÚ	MA			R$	42.305,72
7132	RUA DO CAMPO	S/Nº	ÁGUA VIVA	DAVINOPOLIS	MA	9,00	450,00	R$	15.908,35
7133	RUA URBANO ROCHA	S/Nº	CENTRO	GOVERNADOR EDSON LOBÃO	MA	15,75	1.014,00	R$	95.624,92
7134	POVOADO DE CREOLI DO SINHÁ	S/N	CREOLI DO SINHÁ	GRAÇA ARANHA	MA			R$	34.788,59
7135	POVOADO DE SANTA LUZIA DAS MATAS	S/N	SANTA LUZIA DAS MATAS	GRAÇA ARANHA	MA			R$	28.145,54
7136	RUA 03	S/Nº	CENTRO	HUMBERTO DE CAMPOS	MA			R$	53.843,65
7137	RUA ALEXANDRINO VERDE	S/Nº	CENTRO	HUMBERTO DE CAMPOS	MA			R$	38.809,38
7138	RUA DA UNIÃO	S/Nº	CENTRO	HUMBERTO DE CAMPOS	MA	9,00	450,00	R$	56.465,90
7139	TRAV. TEIXEIRA	S/Nº	CENTRO	IGARAPE DO MEIO	MA	9,00	301,12	R$	29.019,63
7140	RUA 7 DE SETEMBRO	S/Nº	URBANO	LAGOA GRANDE DO MARANHAO	MA	9,00	273,00	R$	54.542,91
7141	RUA DO SOL	S/Nº	RURAL	MARANHÃOZINHO	MA	9,00	424,00	R$	13.111,28
7143	RUA PRINCIPAL	S/Nº	TRÊS FUROS	PRESIDENTE SARNEY	MA	9,00	108,00	R$	4.894,88
7144	RUA ARISTON COSTA	S/Nº	CENTRO	SANTA FILOMENA DO MARANHÃO	MA	9,00	260,00	R$	14.859,45

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	87/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
7145	Rua Principal, s/n = Av. Santo Antônio, S/Nº		VIOLA	SÃO DOMINGOS DO MARANHÃO	MA	9,00	280,00	R$	36.886,39
7146	RUA PRINCIPAL	S/Nº	POV. MORROS	SENADOR ALEXANDRE COSTA	MA			R$	8.740,85
7147	AV. MARGARIDA ALVES RODRIGUES	S/Nº	VILA SÃO PAULO	SENADOR ALEXANDRE COSTA	MA			R$	8.740,85
7148	AV. DAS JUÇAREIRAS	S/Nº	CENTRO	SERRANO DO MARANHÃO	MA	30,00	374,10	R$	37.760,48
7149	PRAÇA DAVI ALVES SILVA	S/Nº	URBANO	VILA NOVA DOS MARTIRIOS	MA			R$	61.360,78
7150	ESTRADA SÃO LOURENÇO	S/Nº	POV. SÃO LOURENÇO	VITÓRIA DO MEARIM	MA			R$	5.594,15
7152	RUA COSTA AZEVEDO	S/Nº	DISTRITO FAZENDA NOVA	BREJO DA MADRE DE DEUS	PE	—	2.607,00	R$	117.651,86
7154	Rua Leitão da Cunha	lote 21, quadra 01	Miguel Couto	Nova Iguaçu	RJ	171,88	399,00	R$	156.461,25
7155	FAZENDA JACU OU PARAISO	S/Nº	RURAL	PORTO FIRME	MG			R$	24.474,38
7156	AV. CANOAS - LOTEAMENTO MACAMBIRA I *	S/Nº	CENTRO	UBAÍ	MG			R$	83.562,54
7157	TRAV. GONÇALINHO	S/N.º		CAÉM	BA	64,05	1.022,92	R$	87.583,33
7158	RUA DA SAUDADE	S/Nº		CARDEAL DA SILVA	BA	64,71	1.665,00	R$	79.716,57
7159	À MARGEM DA VILA DE ARGOIM			CASTRO ALVES	BA	4,00	1.063,17	R$	38.809,38
7160	RUA QUINTINO BOCAIUVA	S/Nº		CASTRO ALVES	BA	—	1.043,39	R$	68.703,09
7161	SÍTIO MANGUEIRO DO CEMITÉRIO		ENCRUZILHADA	ENCRUZILHADA	BA	12,00	1.600,00	R$	90.380,41
7162	RUA ALMEIDA C/ A RUI BARBOSA			IBIPEBA	BA	16,00	554,91	R$	80.415,84
7163	FAZENDA SÃO ROQUE DA JACUTINGA		VILA FRANÇA	ITAMARI	BA	175,76	1.435,20	R$	35.662,67
7164	TRAV. FLORIANO PEIXOTO			ITAPICURU	BA	12,00	883,51	R$	31.117,43
7165	RUA ARTUR DINIZ VELOSO	250		JACOBINA	BA	2.334,50	1.792,00	R$	1.398.536,27
7166	RUA LEAL SANTOS	S/Nº	TEIXEIRA DO PROGRESSO	MASCOTE	BA	12,00	952,00	R$	29.369,26
7167	RUA SANTO ANDRÉ OU JOSÉ CARLOS	S/Nº	DISTRITO OLIVENÇA	ILHÉUS	BA	46,00	307,24	R$	94.925,65
7168	RUA OSÉIAS MENDES	S/Nº	VÁRZEA GRANDE	PINDOBAÇÚ	BA	40,00	88,00	R$	33.739,69
7169	PRAÇA DA FEIRA (limita - se pelo lado esquerdo coma Rua Benício Dias)	S/Nº	DISTRITO TRAVESSÃO	CAMAMU	BA	9,72	328,00	R$	33.215,24
7171	RUA JOSÉ SERAFIM DE FARIAS OU JOVENAL AMARAL	S/Nº		URUÇUCA	BA	57,75	1.530,57	R$	123.420,83
7172	FAZENDA PITOMBEIRA		CORIBE	CORIBE	BA	62,00	1.200,00	R$	17.831,34
7173	AV. VASCO DA GAMA	S/Nº	ENGENHO VELHO DE BROTAS	SALVADOR	BA	98,00	262,41	R$	156.111,61
7175	AV. SUBURBANA		PLATAFORMA	SALVADOR	BA	697,00	1.180,50	R$	216.773,12
7179	RUA HONORATO QUEIROZ			CANÁPOLIS	BA	71,75	1.200,00	R$	93.002,66
7180	RUA ÀLVARO LOBO		CANDEAL	CANDEAL	BA	12,00	1.200,00	R$	20.628,41
7181	RUA QUINTINO BOCAIUVA			CASTRO ALVES	BA	55,75	532,00	R$	92.303,39
7182	ESTRADA DAS SALINAS		VILA NOVA	CORIBE	BA	38,50	1.200,00	R$	89.156,69
7185	MORRO CAETANO (ZONA URBANA)			IBITIARA	BA	45,00	1.200,00	R$	90.380,41
7186	RUA RUI BARBOSA			IPECAETÁ	BA	12,00	1.040,00	R$	39.333,83
7188	RUA AURORA (LATERAL DA BR 156)			IPUPIARA	BA	23,00	484,00	R$	34.788,59
7189	RUA TITO LUNA FREIRE	S/Nº		IRAQUARA	BA	24,00	900,00	R$	48.599,14
7190	TRAV. PADRE PALMEIRAS			ITANAGRA	BA	12,00	1.200,00	R$	29.893,71
7193	RUA OSCAR RIBEIRO			JUAZEIRO	BA	1.090,34	1.824,00	R$	1.696.923,38
7194	FAZENDA LARANJEIRA			LAFAIETE COUTINHO	BA	12,00	900,00	R$	61.011,14
7199	AV. SÃO LUIZ	1520	PARQUE CANDEIAS	VITÓRIA DA CONQUISTA	BA	36,00	525,00	R$	120.798,57
7200	RUA ALTO DO CRUZEIRO	S/N.º		JABORANDI	BA	12,00	993,67	R$	39.858,28
7201	RUA MAJOR PINHEIRO (PRÓX. RUA MARTIN ALBUQUERQUE)			JAGUARIPE	BA	—	600,00	R$	18.530,61
7203	RUA 15 DE NOVEMBRO			IAÇÚ	BA	—	476,40	R$	92.827,85
7204	RUA AGENOR BRANDÃO			CATURAMA	BA	—	465,00	R$	70.451,26
7205	RUA ALBERTINO FERREIRA			ICHÚ	BA	12,00	1.170,00	R$	26.921,82
7207	RUA DO CRUZEIRO - TERMINAL			ANGUERA	BA	16,00	1.105,19	R$	37.410,85
7208	RUA DO CRUZEIRO	230	CENTRO	OUROLÂNDIA	BA	24,00	715,50	R$	35.138,22
7209	RUA DO ROSÁRIO	S/N		MALHADA	BA	16,00	1.200,00	R$	59.962,24
7210	RUA EDMUNDO BARREIRO (PRÓX. À RUA TELEBAHIA)	1		ARATUÍPE	BA	12,00	1.200,00	R$	78.842,48

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	88/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
7211	ESTR. DE ACESSO FAZENDA QUARTO CRESCENTE I			DÁRIO MEIRA	BA	27,20	1.900,00	R$	37.236,03
7212	RUA PRESIDENTE DUTRA			DÁRIO MEIRA	BA	16,20	542,64	R$	43.179,81
7214	RUA JOSÉ MANOEL DA COSTA			DOM MACEDO COSTA	BA	12,00	570,00	R$	41.781,27
7215	PRAÇA DA MATRIZ - PRÓXIMO A RUA INDEPENDÊNCIA			ÉRICO CARDOSO	BA	12,00	900,00	R$	84.086,99
7216	RUA DOM PEDRO II			EUNÁPOLIS	BA	1.064,52	1.588,00	R$	999.953,43
7217	FAZENDA BOA VISTA			FLORESTA AZUL	BA	266,35	93.675,00	R$	198.242,52
7218	RUA TIRADENTES			FLORESTA AZUL	BA	56,00	750,00	R$	88.107,79
7219	RUA DAS ALMAS			FORMOSA DO RIO PRETO	BA	87,34	1.200,00	R$	68.703,09
7220	RUA JOÃO BATISTA DA CONCEIÇÃO			GAVIÃO	BA	45,00	2.000,00	R$	46.326,51
7226	RUA PROFESSORA ANTÔNIA GOMES			MORTUGABA	BA	27,00	1.011,00	R$	150.692,28
7227	RUA ALTO DO JAPÃO			NOVA ITARANA	BA	12,00	1.215,51	R$	72.199,44
7228	AV. DOS ESPORTES	S/Nº		NOVA REDENÇÃO	BA	12,00	1.187,53	R$	55.067,37
7230	RUA ALFREDO SOARES			PIATÃ	BA	38,41	1.000,00	R$	95.974,55
7231	SÍTIO LAVRINHA			PIATÃ	BA	23,00	1.600,00	R$	36.886,39
7232	RUA PADRE JOÃO MEIRA			PILÃO ARCADO	BA	16,00	1.130,35	R$	74.821,69
7237	ROD. BA 270 - FAZENDA DR. EZEQUIEL	S/N.º		POTIRAGUÁ	BA	23,00	1.200,00	R$	39.683,47
7238	AV. ANTÔNIO CARLOS MAGALHÃES			QUIJINGUE	BA	12,00	1.200,00	R$	80.066,20
7240	PRAÇA BELA VISTA		PONTE 2 DE JULHO	RAFAEL JAMBEIRO	BA	16,00	80,00	R$	30.418,16
7241	RUA DA CAIXA D’ÁGUA			RAFAEL JAMBEIRO	BA	13,72	1.200,00	R$	78.318,03
7242	FAZENDA CARIRI			RIACHO DE SANTANA	BA	52,00	1.041,92	R$	58.563,71
7243	RUA 2 DE JULHO (Fundos c/ a Rua Duque de Caxias)			RIACHO DE SANTANA	BA	69,82	1.288,00	R$	138.804,73
7244	RUA SAMUEL R. NOGUEIRA			BARROCAS	BA	66,38	1.200,00	R$	88.107,79
7245	FAZENDA PIQUÊ e PÉ DE SERRA		RIBEIRA	RIBEIRA DO POMBAL	BA	90,41	740,00	R$	47.725,05
7246	RUA DEPUTADO ANTÔNIO BRITO		RIBEIRA DO AMPARO	RIBEIRA DO AMPARO	BA	12,00	1.200,00	R$	16.957,25
7248	AV. RUI BARBOSA			SANTA BRÍGIDA	BA	12,00	1.193,00	R$	30.767,80
7249	RUA LOMANTO JUNIOR	S/Nº		SANTA CRUZ DA VITÓRIA	BA	12,00	160,00	R$	34.613,77
7250	PRAÇA JOÃO NERY	S/Nº		SANTANÓPOLIS	BA	12,00	552,00	R$	32.865,60
7253	RUA DUQUE DE CAXIAS	S/Nº		SÃO MIGUEL DAS MATAS	BA	12,00	1.200,00	R$	76.045,41
7254	RUA RUI BARBOSA			SAÚDE	BA	12,00	600,00	R$	37.935,30
7256	PRAÇA DO MERCADO			SERRA DOURADA	BA	12,00	1.116,00	R$	74.297,24
7257	RUA LIBERALINO SALES GADELHA			SERRA PRETA	BA	16,00	1.212,00	R$	24.998,84
7258	RUA J. J. SEABRA	S/N		SOUTO SOARES	BA	16,00	1.073,00	R$	64.682,30
7261	RUA RAIMUNDO SANTANA RIBEIRO		CENTRO	SÃO FRANCISCO DO CONDE	BA	70,38	1.586,30	R$	104.890,22
7262	AV. WALTER DE ARAGÃO SOUZA	308	CENTRO	SIMÕES FILHO	BA	90,38	2.000,00	R$	307.677,98
7264	RUA LOMANTO JUNIOR	25 A	CENTRO	SIMÕES FILHO	BA	—	270,00	R$	45.627,25
7265	RUA MENANDRO MENAIN (RUA VACO NETO - ANTIGO END)			MANOEL VITORINO	BA	16,20	836,00	R$	72.549,07
7266	RUA BOA ESPERANÇA	20	CATINGAL	MANOEL VITORINO	BA	9,00	32,30	R$	23.075,85
7268	RUA ADILSON SOUZA		PERNAMBUÉS	SALVADOR	BA	61,00	179,30	R$	40.557,55
7270	PRAÇA DA FEIRA		POV. VERA CRUZ	PORTO SEGURO	BA	—	1.003,20	R$	19.579,51
7272	BOA VISTA - CÓRREGO DO PEIXE, KM 45 - ROD. BR 5		POV. DE ITAMBÉ	POTIRAGUÁ	BA	12,00	575,90	R$	22.551,40
7274	EST. DE ITABELA		POV. DE TRANCOSO	PORTO SEGURO	BA	63,60	580,50	R$	138.105,46
7275	FAZENDAS REUNIDAS LAMARÃO	0	LAMARÃO DO PASSÉ	SÃO SEBASTIÃO DO PASSÉ	BA	40,50	1.000,00	R$	15.034,26
7279	AV. DUQUE DE CAXIAS	S/Nº		PORTO DE MOZ	PA	53,36	4.937,50	R$	70.101,63
7280	RUA ALCIDES MONTEIRO	93	BOSQUE	PORTEL	PA	55,72	6.536,70	R$	100.519,79
7281	RUA ARTÊMIO ARAÚJO	852	OEIRAS DO PARÁ	OEIRAS DO PARÁ	PA	172,20	549,64	R$	40.207,92
7283	AVENIDA TREZE, ESQUINA DA RUA ESTÁCIO DE SÁ		CENTRO	PALESTINA DO PARÁ	PA	38,00	360,00	R$	48.249,50
7299	RUA PRINCIPAL	S/Nº	AFOGA	ANAJATUBA	MA	9,00	200,00	R$	18.180,97
7300	AV. PRINCIPAL	S/Nº	PICADA	ANAJATUBA	MA	9,00	200,00	R$	21.327,68

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	89/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
7303	MA 326 - POVOADO SÃO JOSÉ	S/Nº	SÃO JOSÉ DAS VERDADES	BACABAL	MA	9,00	300,00	R$	12.412,01
7305	RUA SÃO SEBASTIÃO	S/Nº	POVOADO DE PARATI	CEDRAL	MA	9,00	300,00	R$	29.893,71
7308	AV. PRESIDENTE MÉDICE	S/Nº		CIDELÂNDIA	MA	60,00	1.000,00	R$	88.807,05
7309	RUA GOV. JOÃO CASTELO	S/Nº	CURVELANDIA	CIDELÂNDIA	MA	9,00	7.309,00	R$	49.123,59
7311	RUA DO CAMPO	S/Nº	VERDUM	ESPERANTINÓPOLIS	MA			R$	27.446,27
7312	RUA PRINCIPAL	S/Nº	POV. PORTO ALEGRE	GOVERNADOR LUIZ ROCHA	MA	9,00	360,00	R$	52.445,11
7313	RUA DA PEDRA	S/Nº	SÃO FRANCISCO	GRAÇA ARANHA	MA	10,50	360,00	R$	12.412,01
7314	RUA EVILÁSIO VIANA	S/Nº	VARJÃO DOS CRENTES	BURITIRANA	MA			R$	11.188,29
7317	RUA GRANDE (MARGEM DA BR 316)	S/Nº	CALANGO NOVO	SANTA INÊS	MA	9,00	350,00	R$	26.222,56
7318	RUA GRANDE	S/Nº	POVOADO SÃO JOÃO DOS CRENTES	SANTA INÊS	MA	8,00	429,00	R$	26.747,01
7319	RUA GRANDE	S/Nº	[ILLEGIBLE]	SANTA INÊS	MA			R$	24.998,84
7320	RUA GRANDE	S/Nº	POVOADO TRÊS SATUBAS	SANTA INÊS	MA	9,00	429,00	R$	27.446,27
7321	RODOVIA ESTADUAL MA 110	S/Nº	SÃO BERNARDO	SÃO BERNARDO	MA	61,77	2.449,00	R$	72.549,07
7322	RUA SÃO RAIMUNDO - ESQUINA COM RUA BOM JESUS	S/Nº	TRECHO SECO	SÃO FRANCISCO DO BREJÃO	MA	9,00	405,00	R$	10.663,84
7323	RUA GRANDE	S/Nº	POVOADO DE MAGUARI	SÃO JOÃO DO CARU	MA	9,00	250,00	R$	51.920,66
7324	LARGO DO COLÉGIO - FUNDOS DA ESCOLA PAULO FREIRE	S/Nº	POVOADO DE NOVA SANTARÉM	SÃO JOÃO DO CARU	MA	9,00	390,00	R$	53.319,20
7325	RUA DO LIMÃO	S/Nº	SÃO JOÃO DO CARU	SÃO JOÃO DO CARU	MA	9,00	209,00	R$	31.991,52
7326	RUA MARIA PRETA	S/Nº	AXIXA	SÃO JOÃO DO SOTER	MA			R$	11.363,11
7327	RUA PRINCIPAL	S/Nº	PEDRAS	SÃO JOÃO DO SOTER	MA			R$	61.710,41
7328	RUA GRANDE	S/Nº	CENTRO	SÃO JOÃO DO SOTER	MA	9,00	324,00	R$	33.040,42
7329	MARGEM DA BR 135, Km 189 (Trencho entre São Mateus/Caxuxa)		TIMBAUBA	SÃO MATEUS	MA	9,00	242,00	R$	10.139,39
7330	AV. TOCANTINS	S/Nº	PRIMEIRO COCAL	SÃO PEDRO DA ÁGUA BRANCA	MA			R$	34.264,14
7333	RUA PRINCIPAL	S/Nº	POVOADO MONTE CASTELO	SÃO RAIMUNDO DO DOCA	MA			R$	36.711,58
7334	TRAV. RAIMUNDO SELVINO	S/Nº	SÃO RAIMUNDO DO DOCA BEZERRA	SÃO RAIMUNDO DO DOCA	MA			R$	56.465,90
7335	RUA GRANDE (RUA MANOEL MORENO)	S/Nº	TRÊS LAGOAS DO PICARA	SÃO RAIMUNDO DO DOCA	MA	9,00	300,00	R$	56.640,72
7337	RUA PRINCIPAL	S/Nº	OUTEIRO DA MARIA JUSTA	SÃO VICENTE FÉRRER	MA	33,00	450,00	R$	65.906,02
7339	RUA PRINCIPAL	S/Nº	CENTRO DO ZEZINHO	SENADOR LA ROCQUE	MA	7,50	450,00	R$	55.067,37
7343	RUA GRANDE (RUA DO COMÉRCIO)	S/N.º	POVOADO SANTA TEREZA	TUFILANDIA	MA	9,00	324,00	R$	26.222,56
7344	RUA DO COMÉRCIO	S/Nº	BAIRRO NOVO	TUFILANDIA	MA			R$	13.810,55
7345	MA 034 - KM 15		POV. BARRO DURO	TUTÓIA	MA	9,00	250,00	R$	26.397,37
7346	RUA PRINCIPAL	S/Nº	CAJAZEIRAS	TUTÓIA	MA	9,00	250,00	R$	20.103,96
7347	RUA PEDRO PINTO	S/Nº	PORTO DE AREIA	TUTÓIA	MA	9,00	250,00	R$	26.397,37
7348	RUA GRANDE	S/Nº	SANTA ROSA DO JARDIM	TUTÓIA	MA	9,00	250,00	R$	24.124,75
7349	RUA PRINCIPAL	S/Nº	TUTÓIA VELHA	TUTÓIA	MA			R$	22.201,76
7350	RUA NOVA	S/Nº	MARCOLÂNDIA	VILA NOVA DOS MARTÍRIOS	MA	9,00	405,00	R$	17.656,52
7352	RUA DA FERROVIA	S/Nº	POV. DE SÃO VICENTE	VITÓRIA DO MEARIM	MA			R$	5.594,15
7355	RUA DEPUTADO CESAR BANDEIRA	S/Nº	JEJU	VITORINO FREIRE	MA			R$	11.013,47
7356	RUA SARAIVA	S/Nº	POV. JUÇARAL DO SARAIVA	VITORINO FREIRE	MA	9,00	397,50	R$	27.621,09
7357	RUA FLORENTINO	S/Nº	LAGOINHA	VITORINO FREIRE	MA	9,00	360,00	R$	10.663,84
7358	RUA NOVA	S/Nº	MURURU	VITORINO FREIRE	MA	9,00	270,00	R$	24.649,20
7359	RUA GRANDE - BR 119	S/N	OLHO D´ÁGUA DO MANOEL LUIS	VITORINO FREIRE	MA			R$	11.537,92
7362	RUA DOS PARAÍBAS	S/Nº	IGARAPÉ GRANDE	ZÉ DOCA	MA			R$	36.361,94
7378	RUA FIRMINO OLIVEIRA	S/Nº	ITERERE	IPICUM AÇU	MA			R$	8.915,67
7380	RUA DA RODAGEM - BR 324	S/Nº	BACABALZINHO	ANAJATUBA	MA	9,00	180,00	R$	21.327,68
7383	RUA DA MATA - 4ª VICINAL	S/Nº	P1 V4	BURITICUPU	MA			R$	13.985,36
7386	RUA SÃO PAULO	S/Nº	ANAPURUS	BARRA DO CORDA	MA			R$	57.689,62
7388	RUA PRINCIPAL	S/Nº	POV. BOA SORTE	BARRA DO CORDA	MA			R$	55.067,37
7389	RUA RIOGRANDENSE - VIZINHO AO COLÉGIO OSWALDO CRUZ	S/Nº	CACAU	BARRA DO CORDA	MA			R$	56.291,08

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	90/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
7390	BR 226, 25 KM ANTES DA BARRA DO CORDA, LADO DIREITO SENTIDO PDU - BDC		REP. CAJAZEIRAS	BARRA DO CORDA	MA			R$	68.178,64
7394	RUA DOS CRENTES	S/Nº	CLEMENTE	BARRA DO CORDA	MA			R$	26.397,37
7398	RUA DA TORRE, ANTIGA RUA DO MASSAPÊ	S/Nº	SANTA VITÓRIA	BARRA DO CORDA	MA	9,00	360,00	R$	57.339,99
7399	RUA 7 DE SETEMBRO	S/Nº	SUMAUMA	BARAR DO CORDA	MA	9,00	324,00	R$	60.836,33
7400	RUA DO MELÃO	S/Nº	TRÊS LAGOAS DO MANDUCA	BARRA DO CORDA	MA	9,00	360,00	R$	56.640,72
7401	RUA DA MANGUEIRA	S/Nº	POV. MANDACARU	BARREIRINHAS	MA	9,00	250,00	R$	43.179,81
7402	RUA DOS COSTAS	S/Nº	MATA DO BOI	BELA VISTA DO MARANHÃO	MA			R$	9.614,94
7403	RUA RAIMUNDINHA COSTA	S/Nº	BELAGUA	BELAGUA	MA	9,00	250,00	R$	54.368,10
7405	RUA JOÃO JORGE PAVÃO	S/Nº	PARICATIUA	BEQUIMÃO	MA	9,00	360,00	R$	24.299,57
7406	RUA MATO GROSSO	S/Nº	QUINDIUA	BEQUIMÃO	MA			R$	12.936,46
7407	RUA DO CAMPO	S/Nº	BERNARDO DO MEARIM	BERNARDO DO MEARIM	MA	9,00	240,00	R$	42.480,54
7408	RUA ANTÕNIO MARIANO	S/Nº	CANELEIRO	BERNARDO DO MEARIM	MA	9,00	300,00	R$	40.557,55
7409	AV. FERNANDO CASTRO - 2ª VICINAL	S/Nº	P1 V2	BURITICUPU	MA			R$	13.635,73
7410	RUA DA TELEMAR	S/Nº	PRESA DE PORCO	BURITICUPU	MA	9,00	510,00	R$	11.363,11
7412	RUA PRINCIPAL	S/N°	SALGADO	ICATU	MA	9,00	585,00	R$	25.173,65
7414	AV. PRINCIPAL - PRÓXIMO AO COLÉGIO DIÔGO DE CAMPOS	S/Nº	JUÇATUBA	ICATU	MA			R$	22.551,40
7416	RUA DO CLUBE DAS MÃES	S/Nº	LEITE	ITAPECURU MIRIM	MA	9,00	360,00	R$	5.069,69
7417	RUA N.Sª DA CONCEIÇÃO	S/Nº	SANTA ROSA DO BARÃO	ITAPECURU MIRIM	MA			R$	4.545,24
7419	AV. ALEXANDRE DUARTE	S/Nº	SANTA TEREZA	LAGO DA PEDRA	MA			R$	54.193,28
7420	AV. MANOEL MORENO	S/N°	TRÊS LAGOAS	LAGO DA PEDRA	MA	9,00	1,00	R$	42.655,36
7421	RUA GRANDE	S/Nº	POVOADO AREIAS	PINDARÉ MIRIM	MA			R$	8.740,85
7422	RUA DO CAMPO	S/Nº	COLONIA PIMENTEL	PINDARÉ MIRIM	MA	9,00	384,00	R$	26.047,74
7423	RUA 17 DE JULHO	S/Nº	LAGES	PINDARÉ MIRIM	MA			R$	11.363,11
7424	RUA GRANDE	S/Nº	POVOADO MORADA NOVA	PINDARÉ MIRIM	MA			R$	11.013,47
7425	RUA GRANDE	S/Nº	POVOADO BACURI DO QUARESMA	PIO XII	MA	9,00	264,00	R$	8.915,67
7426	RUA GRANDE	S/Nº	POVOADO CIGANA	PIO XII	MA			R$	9.265,30
7427	RUA DO COMÉRCIO	S/Nº	POVOADO CORDEIRO	PIO XII	MA	9,00	325,00	R$	11.537,92
7428	BR 316	S/Nº	POVOADO LAGOA DOS CRENTES	PIO XII	MA	9,00	351,00	R$	10.314,21
7430	RUA DA UNIÃO, S/Nº - PRÓXIMO A IGREJA ASSÉMBLEIA DE DEUS		ARRAIAS	RIBAMAR FIQUENE	MA	9,00	450,00	R$	15.034,26
7431	RUA BREJÃO	S/Nº	LAJEADO VELHO	RIBAMAR FIQUENE	MA	9,00	300,00	R$	11.013,47
7432	AV. TOCANTINS	S/Nº	RIBAMAR FIQUENE	RIBAMAR FIQUENE	MA	9,00	450,00	R$	18.530,61
7434	RUA ABNOEL NOGUEIRA		ANAGÉ	ANAGÉ	BA	12,00	1.200,00	R$	49.473,22
7436	FAZENDA SACO DO MEIO			ANTAS	BA	69,00	2.000,00	R$	67.129,74
7437	RUA OLAVO LOBO			ANTÔNIO CARDOSO	BA	26,40	900,00	R$	34.788,59
7439	PRAÇA CORONEL JOÃO DAS VIRGENS		ARACATU	ARACATU	BA	12,00	1.200,00	R$	39.858,28
7443	RUA JOVENTINO MOSCOSO		BOA VISTA DO TUPIM	BOA VISTA DO TUPIM	BA	34,91	1.600,00	R$	61.011,14
7444	MORRO DA SANTA		BONINAL	BONINAL	BA	53,25	400,00	R$	83.562,54
7445	RUA DO BONFIM BOTUPORÃ		BOTUPORÃ	BOTUPORÃ	BA	15,60	1.200,00	R$	82.863,27
7446	RUA POMPÍLIO TEIXEIRA			BREJOLÂNDIA	BA	12,00	1.200,00	R$	66.954,92
7448	FAZENDA BRASILEIRA			BURITIRAMA	BA	56,22	40.000,00	R$	11.363,11
7449	RUA ELIODORO ARAÚJO FILHO			BURITIRAMA	BA	122,44	1.200,00	R$	97.373,09
7450	ESTRADA DE ACESSO FAZENDA CARAZINHO	S/N.º	ANTIGA FAZENDA PIRAJÁ	CAATIBA	BA	4,00	2.000,00	R$	47.899,87
7451	FAZENDA RIACHÃO			CAATIBA	BA	12,00	1.200,00	R$	37.061,21
7452	RUA DA RODOVIÁRIA	198	CENTRO	CAMAÇARI	BA	320,00	2.310,00	R$	274.462,74
7453	PRAÇA DO COMÉRCIO		CARAÍBAS	CAMPO FORMOSO	BA	36,00	1.200,00	R$	24.824,02
7454	MORRO ATRÁS DO GINÁSIO			CATOLÂNDIA	BA	83,44	1.600,00	R$	83.212,91
7456	RUA ARNALDO BATISTA		DISTRITO GRAVITOS	CATÚ	BA	68,05	800,00	R$	18.006,15
7459	RUA SENADOR WANDERLEY			COTEGIPE	BA	19,40	1.200,00	R$	53.319,20

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	91/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
7463	FAZENDA LAGAMAR		LAGAMAR	IBOTIRAMA	BA	58,88	1.800,00	R$	76.045,41
7464	RUA DR. JOÃO ARCANJO FILHO	S/N.º		IGAPORÃ	BA	40,54	515,00	R$	2.797,07
7467	FAZENDA RIO DE JANEIRO		DOURADO	JOÃO DOURADO	BA	144,48	2.000,00	R$	125.868,26
7473	PRAÇA DO PRÉDIO		RÔMULO CAMPOS	ITIÚBA	BA	64,05	663,00	R$	85.135,90
7475	FAZENDA BORDÃO			JEREMOABO	BA	88,00	2.000,00	R$	59.962,24
7481	RUA DA BANDEIRA		MALHADA DE PEDRAS	MALHADA DE PEDRAS	BA	52,71	1.600,00	R$	105.764,31
7484	RUA CASCALHADA		AÇU DA TORRE	MATA DE SÃO JOÃO	BA	4,00	1.050,00	R$	178.663,01
7486	AV. SÃO JOÃO			MIRANGABA	BA	24,00	860,00	R$	51.920,66
7487	ALTO DO RENÉRIO			PALMEIRAS	BA	76,05	1.050,00	R$	73.947,61
7488	RUA DO CAMPO DE FUTEBOL		PEDRO ALEXANDRE	PEDRO ALEXANDRE	BA	12,00	585,00	R$	39.683,47
7489	RUA EMÍLIO HILARIÃO		PINDOBAÇU	PINDOBAÇU	BA	12,00	975,00	R$	47.025,78
7490	ESTRADA DE IRAJUBA		IPAUETE	PLANALTINO	BA	39,34	1.600,00	R$	59.787,43
7491	PRAÇA DO GINÁSIO		QUIXABEIRA	QUIXABEIRA	BA	52,71	594,00	R$	77.094,31
7492	PRAÇA DO CAMPO		IBITIRA	RIO DO ANTÔNIO	BA	57,55	930,25	R$	114.155,52
7493	PRAÇA VICENTE MOREIRA		MORRO DAS FLORES	RUI BARBOSA	BA	16,00	615,00	R$	20.103,96
7495	RUA DO POSTO NOVO PARANÁ		NOVO PARANÁ	SÃO DESIDÉRIO	BA	66,38	1.664,64	R$	122.721,56
7496	AV. CASTRO ALVES	S/Nº		SANTANA	BA	66,38	1.728,00	R$	90.904,86
7497	RUA VITALINO LUIZ			SÃO DOMINGOS	BA	32,00	1.350,00	R$	54.193,28
7498	RUA DO PORTO GRANDE		VILA DE SAUBARA	SAUBARA	BA	28,72	1.633,50	R$	134.434,30
7499	ESTRADA DO POVOADO		DISTRITO JUNCO	JACOBINA	BA	56,71	1.200,00	R$	80.940,29
7500	RUA NOVA LIMA		SÍTIO DO MEIO	SÍTIO DO MATO	BA	16,00	1.200,00	R$	57.165,17
7502	RUA BOIADEIRA	S/Nº	TABOCAS DO BREJO VELHO	TABOCAS DO BREJO VELHO	BA	16,00	1.442,67	R$	64.157,85
7504	RUA 29 DE JANEIRO		WAGNER	WAGNER	BA	12,00	1.200,00	R$	36.536,76
7505	FAZENDA SACO DOS BOIS		SANTO INÁCIO	XIQUE-XIQUE	BA	58,00	2.000,00	R$	54.542,91
7506	FAZENDA CARNAÚBA		CARNAÚBA	XIQUE-XIQUE	BA	70,22	2.000,00	R$	75.171,32
7507	FAZENDA CAFEEIRA		VOLTA GRANDE	TAPIRAMUTÁ	BA	70,00	1.556,29	R$	87.932,97
7508	FAZENDA VENCEDOR - SERRA DA TABATINGA			BREJÕES	BA	18,00	401,50	R$	55.591,82
7509	FAZENDA RIBEIRÃO DAS PIABAS			IBICUI	BA	55,50	675,00	R$	69.926,81
7512	RUA PRINCIPAL	S/N	VILA DE IGARAPÉ-AÇÚ	ÓBIDOS	PA	50,34	240,00	R$	56.116,27
7513	RUA EUVALDO DA GAMA ALVES	S/N	MARUDÁ	MARAPANIM	PA			R$	105.939,12
7514	RUA JOSE DOS SANTOS MUNHÕES	S/N	VILA DE TIMBOTEUA	NOVA TIMBOTEUA	PA	23,80	264,62	R$	36.012,31
7516	VILA QUATRO BOCAS	S/N	VILA QUATRO BOCAS	BREU BRANCO	PA	—	360,00	R$	58.913,34
7523	RUA JOÃO PARAENSE	S/N	VILA MAÚ	MARAPANIM	PA			R$	45.452,43
7525	ROD. PA 242	S/N	VILA STª TEREZINHA	CASTANHAL	PA			R$	37.760,48
7526	RUA PRINCIPAL	S/N	VILA SAGRADO CORAÇÃO DE JESUS	CAPITÃO DE POÇO	PA	—	49,00	R$	42.305,72
7527	RODOVIA DO ABADE KM 02	S/N	VILA DO ABADE	CURUÇÁ	PA	23,80	440,00	R$	30.243,35
7528	AV. PRINCIPAL	50	MONTE DOURADO	ALMERIM	PA			R$	2.814.554,25
7529	RUA SENADOR ANTONIO LEMOS	S/N		CASTANHAL	PA			R$	27.970,73
7530	RUA 3 DE OUTUBRO		COLARES	COLARES	PA			R$	119.574,85
7531	RUA JOÃO PAULO II	S/Nº		AVEIRO	PA	48,38	275,81	R$	23.250,67
7532	SANTA LUZIA DO INDUÁ		BAIRRO	CAPITÃO POÇO	PA	20,46	375,00	R$	36.187,13
7537	PRAÇA DA IGREJA			AURORA DO PARÁ	PA			R$	40.557,55
7540	RUA CARLOS MARIA TEIXEIRA	S/Nº		ORIXIMINÁ	PA	141,50	7.077,00	R$	71.674,98
7542	ROD. PA 136, KM 39			TERRA ALTA	PA			R$	28.669,99
7543	RAMAL SANTO ANTONIO - TERRA ALTA			TERRA ALTA	PA			R$	25.698,10
7547	AS MARGENS DA ROD. BRAGANÇA			BRAGANÇA	PA			R$	251.736,53
7549	RUA CORONEL GUILHERME FEIO			CACHOEIRA DO ARARI	PA	— -	1.831,50	R$	23.775,12
7550	RUA ASSIS DE VASCONCELOS			TUCURUÍ	PA			R$	52.969,56

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	92/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
7551	RUA DO CAMPO	S/Nº	POV. CÓRREGO NOVO	AÇAILÂNDIA	MA			R$	15.908,35
7554	RUA EURICO DE CASTILHO	S/Nº		SALINÓPOLIS	PA			R$	22.551,40
7555	RUA BRASIL	S/Nº	NOVO BACABAL	AÇAILÂNDIA	MA	9,00	375,00	R$	36.361,94
7556	RUA SÃO FRANCISCO - ANTIGA RUA PRINCIPAL.	S/Nº	NOVA CONQUISTA	AÇAILÂNDIA	MA	9,00	360,00	R$	40.557,55
7557	RUA B		SUDELANDIA	AÇAILÂNDIA	MA	9,00	300,00	R$	4.020,79
7558	RUA ANTÔNIO DE ASSIS-EM FRENTE DA ESCOLA MUNICIPAL ANTÔNIO DE ASSIS	S/Nº	VILA CALIFORNIA	AÇAILÂNDIA	MA	9,00	240,00	R$	8.915,67
7561	BR 135	S/Nº	MATINHA	ALTO ALEGRE DO MARANHÃO	MA	9,00	360,00	R$	9.964,57
7562	RUA SALVADOR	S/Nº	ALTAMIRA	ALTO ALEGRE DO PINDARÉ	MA	9,00	338,00	R$	26.397,37
7563	RUA D IGREJA (PRAÇA CAPITÃO ADOLFO LUSTOSA)		AUZILANDIA	ALTO ALEGRE DO PINDARÉ	MA	9,00	260,00	R$	9.964,57
7564	RUA PAULO AFONSO	S/Nº	POVOADO MINEIRINHO	ALTO ALEGRE DO PINDARÉ	MA	9,00	312,00	R$	11.363,11
7565	RUA DA IGREJA (RUA REGINO RODRIGUES DE PAULA)	S/Nº	NOVA BRASILIA	ALTO ALEGRE DO PINDARÉ	MA	9,00	348,00	R$	7.342,32
7567	RUA SÃO VICENTE DE PAULO	S/Nº	GROTÃO	AMARANTE DO MARANHÃO	MA	9,00	450,00	R$	20.103,96
7568	RUA PRINCIPAL	S/Nº	MUNDO NOVO	AMARANTE DO MARANHÃO	MA	9,00	360,00	R$	10.838,66
7569	RUA IVAR SALDANHA	S/Nº	POV. CENTRO GRANDE	AXIXÁ	MA	9,00	56,00	R$	18.180,97
7572	AV. JOÃO ALBERTO ESQUINA C/ RUA RUI BARBOSA	S/Nº	ALTO FOGOSO	BACABAL	MA			R$	26.222,56
7573	RUA LEONTINO PEREIRA	S/Nº	BELA VISTA	BACABAL	MA	9,00	390,00	R$	26.747,01
7574	PRAÇA DA IGREJA - POVOADO BOA VISTA DA TÁBUA		BOA VISTA DA TABUA	BACABAL	MA	9,00	300,00	R$	12.062,38
7575	BR 316	KM 337	ALTO ALEGRE I	BACABAL	MA	9,00	390,00	R$	11.537,92
7576	RUA SÃO PEDRO	S/Nº	BOM PRINCÍPIO	BACABAL	MA	9,00	360,00	R$	25.173,65
7577	PRAÇA PIO XII	S/Nº	BREJINHO	BACABAL	MA	9,00	360,00	R$	11.188,29
7578	RUA TIRADENTES	S/Nº	SANTO ANTÔNIO DOS VIEIRAS	BACABAL	MA	9,00	420,00	R$	12.237,19
7579	RUA DA VILINHA		POVOADO CENTRO NOVO	BURITIRANA	MA	9,00	450,00	R$	49.822,85
7582	RUA DA TORRE	S/Nº	GAMELEIRA	CAJARI	MA	9,00	225,00	R$	20.103,96
7583	RUA TANCREDO NEVES	S/N.º	CABECEIRA GRANDE	CAMPESTRE DO MARANHÃO	MA			R$	10.838,66
7584	RUA PRINCIPAL (FRENTE COM A BR 135)	S/Nº	SANTA ROSA	CAPINZAL DO NORTE	MA			R$	41.256,82
7585	BR 316 - KM 582	0	BREJINHO	CAXIAS	MA			R$	16.257,98
7586	RUA PRINCIPAL	S/Nº	POVOADO DE LIMÃO	CENTRO NOVO DO MARANHÃO	MA	9,00	220,00	R$	24.824,02
7587	ESTRADA DE ACESSO AO POVOADO		ALAGADIÇO GRANDE	CHAPADINHA	MA	9,00	450,00	R$	19.579,51
7592	POVOADO OLHO D’ÁGUA DA LAPELA		OLHO D’AGUA DA LAPELA	CONCEIÇÃO DO LAGO AÇU	MA	9,00	360,00	R$	26.222,56
7595	RUA PRINCIPAL DE BARRO PRETO	S/Nº	POV. BARRO PRETO	FORTUNA	MA	9,00	225,00	R$	57.165,17
7596	RUA MARIANA	S/Nº	BANANAL	GOVERNADOR EDSON LOBÃO	MA	9,00	360,00	R$	31.991,52
7597	RUA PADRE JOSINO	S/Nº	VILA DOS PALMARES	GOVERNADOR EDSON LOBÃO	MA			R$	36.886,39
7598	RUA SÃO JOÃO	S/N.º	CENTRO	GOVERNADOR NEWTON BELLO	MA	9,00	77,00	R$	21.152,86
7599	ESTRADA DE ACESSO DO POVOADO		POV.ANGICAL IGARAPÉ	IGARAPÉ GRANDE	MA			R$	37.236,03
7600	RUA SÃO JOSÉ	S/N.º	POVOADO CARIRI	IGARAPÉ GRANDE	MA	9,00	180,00	R$	29.194,44
7601	POVOADO SANTO ANTONIO DOS VIEIRAS			IGARAPÉ GRANDE	MA			R$	40.382,73
7602	RUA BRASIL (em frente a Praça da Igreja)	S/Nº	COQUELANDIA	IMPERATRIZ	MA	9,00	300,00	R$	11.363,11
7603	AV. SÃO RAIMUNDO (ao lado da Quadra Esportiva)	S/Nº	OLHO D’ÁGUA DOS MARTINS	IMPERATRIZ	MA	9,00	300,00	R$	20.978,04
7605	RUA 16 DE JULHO	S/Nº	VILA CONCEICAO I	IMPERATRIZ	MA	9,00	375,00	R$	37.585,66
7613	RODOVIA MA 010 (JACARÉ/COQUINHO)		POVOADO CINTURÃO	JENIPAPO DOS VIEIRAS	MA	9,00	4.900,00	R$	73.597,97
7621	RUA PRINCIPAL	S/Nº	POVOADO DE CANAS	JOSELÂNDIA	MA			R$	46.326,51
7622	RUA FACÃO DE FORA	S/Nº	CAZUZA	JOSELÂNDIA	MA	9,00	288,00	R$	12.761,64
7623	RUA CASTELO BRANCO		POVOADO NOVA VIDA	JOSELÂNDIA	MA			R$	64.857,12
7624	RUA TANCREDO NEVES	S/N°	SERRINHA	JOSELÂNDIA	MA	9,00	250,00	R$	16.257,98
7625	RUA CLODOMIR PAZ	S/Nº	POVOADO SOLTA	JOSELÂNDIA	MA	9,00	360,00	R$	32.166,33
7626	RUA VALMIR DE ARAÚJO	S/Nº	CENTRO	JUNCO DO MARANHÃO	MA	9,00	250,00	R$	15.558,72
7627	RUA DO COMÉRCIO		POVOADO DE QUATRO BOCAS	JUNCO DO MARANHÃO	MA			R$	16.607,62
7628	RUA GRANDE	S/Nº	POV. VERA CRUZ	JUNCO DO MARANHÃO	MA			R$	11.188,29

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	93/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
7629	RUA GRANDE	S/Nº	LAGOA DO SINDOR	LAGO DA PEDRA	MA	9,00	300,00	R$	36.187,13
7630	POVOADO UNHA DE GATO		UNHA DE GATO	LAGO DA PEDRA	MA			R$	36.361,94
7631	RUA DO SOL	S/N.º	LAGOA DO MATO	LAGOA DO MATO	MA	9,00	450,00	R$	59.437,79
7634	ESTR. SÍTIO BOM JESUS	S/N.º	BOM JESUS	LIMA CAMPOS	MA	9,00	300,00	R$	8.740,85
7635	RODOVIA MA-206		POVOADO DE MANAUS	LUIS DOMINGUES	MA	9,00	350,00	R$	37.236,03
7636	RUA GRANDE	S/N.º	POVOADO MELANCIAS	MAGALHÃES DE ALMEIDA	MA	9,00	200,00	R$	42.130,91
7637	RUA DA COLÔNIA		POVOADO DE CAJUEIRO	MARACAÇUME	MA	9,00	220,00	R$	10.139,39
7639	RUA PINDORAMA	S/N.º	SANTA LUZIA	MATÕES	MA	9,00	346,50	R$	26.572,19
7640	RUA CEL. FRANCISCO MACATRÃO	S/Nº	CENTRO	MILAGRES DO MARANHÃO	MA	9,00	200,00	R$	11.188,29
7641	RUA TREZE DE MAIO	S/Nº	POV. MONTE ALEGRE	NOVA OLINDA DO MARANHÃO	MA	9,00	264,00	R$	10.489,02
7642	RUA SÃO JOSÉ	S/Nº	CENTRO	NOVA COLINA	MA	9,00	384,00	R$	5.943,78
7644	RUA ANTÔNIO TOMAZ	S/Nº	CENTRO JOSÉ RODRIGUES	OLHO D’ÁGUA DAS CUNHÃS	MA	9,00	300,00	R$	20.803,23
7646	ESTRADA PRINCIPAL	S/N	POV. POÇO VERDE	PARAIBANO	MA			R$	8.216,40
7648	RUA DO COLÉGIO	S/N.º	POVOADO BREJO DE SÃO FELIX	PARNARAMA	MA			R$	55.766,63
7650	RUA OLHO D’ÁGUA DO NOGA		OLHO D´ÁGUA DO NOGA	PARNARAMA	MA	9,00	360,00	R$	27.795,91
7651	RUA PRINCIPAL		PAIOL DO CENTRO	PARNARAMA	MA	9,00	360,00	R$	56.990,35
7652	RUA DEMÉTRIO RIBEIRO	S/Nº	CENTRO	PAULINO NEVES	MA	9,00	384,00	R$	47.725,05
7653	RUA PRINCIPAL		POVOADO CENTRO DOS LEITES	PAULO RAMOS	MA	9,00	420,00	R$	26.047,74
7655	RUA DA PAZ		POVOADO ALTO DE AREIA I	PEDREIRAS	MA			R$	43.179,81
7656	AV. DOS LAJES		POVOADO MARIANOPOLIS	PEDREIRAS	MA			R$	41.956,09
7657	RUA NOVA		POVOADO PAU DARCO	PEDREIRAS	MA	9,00	288,00	R$	29.194,44
7658	RUA DO CRUZEIRO	S/N.º	POVOADO SÃO RAIMUNDO	PEDREIRAS	MA			R$	46.676,15
7659	AV. PEDRO CUNHA MENDES		PEDRO DO ROSARIO	PEDRO DO ROSARIO	MA	9,00	600,00	R$	39.159,02
7660	TRAV. ANTÔNIO AMARO AIRES		POV. DE JACARÉ	PENALVA	MA	9,00	225,00	R$	20.453,59
7661	RUA DO TRILHO	S/N	INDEPENDÊNCIA	PERITORÓ	MA	9,00	360,00	R$	19.055,06
7662	ESTR. VICINAL	S/N.º	POVOADO BAMBU	PINDARÉ MIRIM	MA	9,00	325,00	R$	9.614,94
7663	RUA DA IGREJA	S/Nº	POVOADO BARRO VERMELHO	POÇÃO DE PEDRAS	MA			R$	32.166,33
7664	RUA GRANDE	S/Nº	POVOADO FORTALEZA	POÇÃO DE PEDRAS	MA	9,00	216,00	R$	29.718,90
7665	RUA DA PIÇARREIRA	S/Nº	LUCINDO	POÇÃO DE PEDRAS	MA	9,00	216,00	R$	45.102,79
7667	RUA DA PAZ	S/Nº	POV. DE ITAMIRIM	ROSÁRIO	MA	9,00	100,00	R$	3.845,97
7668	RUA MARAMBAIA	S/Nº	CENTRO DO CELESTINO I	SANTA LUZIA	MA	9,00	324,00	R$	25.173,65
7672	RUA DO CAMPO	S/Nº	BAIXÃO GRANDE	SÃO DOMINGOS	MA	9,00	360,00	R$	10.838,66
7673	RUA SÃO MIGUEL	S/Nº	POVOADO BATATEIRAS	SÃO FÉLIX DE BALSAS	MA			R$	58.214,07
7675	RUA 10 BS	S/Nº	QUADROS	ZÉ DOCA	MA	9,00	300,00	R$	53.319,20
7677	FAZENDA BORBOREMA			ENCRUZILHADA	BA	30,00	1.200,00	R$	55.766,63
7681	RUA SETE DE SETEMBRO (ESQ. COM RUA SANTO ANTÔNIO)	S/Nº	P1 V3	BURITICUPU	MA	9,00	299,00	R$	14.335,00
7684	RUA DO COMÉRCIO (a margem da BR 222, 15 km distante de Santa Luzia)	S/Nº	ESPERANTINA	SANTA LUZIA	MA	9,00	240,00	R$	10.314,21
7686	Rua Richard Strauss	21, 22 e 23	Jardim América	Rio de Janeiro	RJ	175,00	519,00	R$	242.471,23
7690	ROD. MANOEL URBANO KM 83	S/Nº	ROD. MANOEL URBANO	MANACAPURU	AM			R$	253.367,32
7691	ROD. MANOEL URBANO KM 87	S/Nº	ROD. MANOEL URBANO	MANACAPURU	AM	—	235.000,00	R$	1.512.751,96
7692	EST. TORQUATO TAPAJÓS (EX. GRÊMIO REC. TELAMAZON)	S/Nº	FLORES	MANAUS	AM	1.943,00	239.475,00	R$	14.335,00
7710	Estr. Marechal Mallet	Lotes 10 e 11	Magalhães Bastos	Rio de Janeiro	RJ	54,00	630,00	R$	180.760,81
7739	AV. PRES. JUSCELINO KUBITSCHEK *	162	CENTRO	BETIM	MG	2.849,76	1.345,90	R$	1.096.473,57
7741	RUA GENERAL SAMPAIO	S/N	IPIRANGA DOS PALMARES	SANTO ANTÔNIO DO IÇÁ	AM			R$	22.901,03
7753	RUA SÃO FRANCISCO DE ASSIS	S/N	SÃO JOÃO	MANAUS	AM			R$	12.062,38
7755	RUA G	S/N	LÍRIO DO VALE	MANAUS	AM	57,00	2.400,00	R$	431.798,07
7761	RUA 05	S/N.º	PURAQUEQUARA	MANAUS	AM	16,50	300,00	R$	19.929,14
7817	Rua Bernardo Proença	s/nº	Cascatinha	PETRÓPOLIS	RJ	143,93	—	R$	225.164,34

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	94/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
7845	LOTEAMENTO JARDIM CAMPO MISTICO - RUA 2	S/Nº	CRUZ DE CEDRO	BUENO BRANDÃO	MG			R$	55.067,37
12825	LOTE 2, QUADRA 2			MARABÁ	PA	—	1.394,00	R$	424.883,51
12947	TRAVESSA FRANCISCO ANTONIO MESCOUTO	S/N		SANTA BÁRBARA DO PARÁ	PA	12,00	331,54	R$	9.789,94
33450	RUA CRUZEIRO DO SUL	S/N.º		POÇÕES	BA	—	900,00	R$	44.381,07
33542	AV. W/3: SCR/SUL, BLOCO “A”, QUADRA 05	55		BRASÍLIA	DF	926,24	416,24	R$	2.665.619,97
33684	AV. TEODOLINO PEREIRA ARAUJO	1263	CENTRO	ARAGUARI	MG	1.300,00	825,00	R$	1.715.197,94
35161	TRAVESSA ROCHA PIRES			JACOBINA	BA	—	1.080,00	R$	78.319,54
37002	PASSAGEM AMAZONAS		MARARU	SANTARÉM	PA	—	16.535,00	R$	96.594,10
3660	RUA DAS INDÚSTRIAS		CENTRO	GOIANÉSIA DO PARÁ	PA	207,81	3.200,00	R$	99.465,82
3637	RUA CEL. RODRIGUES LOPES DE AZEVEDO		SÃO BENEDITO	MUANÁ	PA	162,23	1.436,65	R$	93.722,38
3641	AV. BARÃO DO RIO BRANCO		CENTRO	SÃO FRANCISCO DO PARÁ	PA	89,70	311,45	R$	76.361,55
3652	RUA PRES. GETULIO VARGAS		BELA VISTA	BREU BRANCO	PA	141,45	1.000,00	R$	65.005,22
3640	AV. VISCONDE DE SOUZA FRANCO		CENTRO	SÃO CAETANO DE ODIVELAS	PA	48,75	525,70	R$	62.655,63
3658	RUA MADEIRA		CENTRO	MUNGUBA	PA	69,65	1.255,04	R$	55.215,28
3672	RUA JOÃO DOS ANJOS REIS		CENTRO	IRITUIA	PA	88,40	532,80	R$	49.080,25
3926	NAZARE DOS PATOS		VILA NAZARÉ DOS PATOS	BREU BRANCO	PA	19,96	516,60	R$	44.772,67
3680	ROD. BR 010- KM 12			PARAGOMINAS	PA	89,93	995,60	R$	43.858,94
3927	NOVA JUTAI		VILA NOVA JUTAÍ	BREU BRANCO	PA	19,96	600,00	R$	42.292,55
3689	ROD. SANTARÉM - CUIABÁ BR 163, KM 14			CAPITÃO POÇO	PA	18,00	1.958,00	R$	31.066,75
3674	RUA LEY DOS REIS		CENTRO	TACIATEUA	PA	81,26	1.800,00	R$	28.325,57
3979	RUA MONTE LÍBANO		CENTRO	PARAGOMINAS	PA	19,31	286,00	R$	27.672,90
3685	IGARAPE ACU			SANTARÉM	PA	25,17	240,00	R$	24.409,59
3925	MURU		VILA MURU	BREU BRANCO	PA	19,39	580,13	R$	23.756,93
3928	VILA AREIAL		VILA SÃO FRANCISCO AREAL	BREU BRANCO	PA	42,38	360,00	R$	22.321,07
3639	SANTA CRUZ DO ARARI		CENTRO	MARAJÓ	PA	20,00	300,00	R$	20.885,21
4420	VILA DE BOIM			SANTARÉM	PA	22,91	240,00	R$	14.880,71
538	RUA MANOEL CERQUEIRA BRANDÃO	320	PONTALZINHO	ITABUNA	BA	7.977,50	3.213,00	R$	5.447.776,71
539	RUA MANOEL CERQUEIRA BRANDÃO - CLUBE	S/Nº	PONTALZINHO	ITABUNA	BA	2.891,00	5.563,00	R$	874.568,20
2588	RUA PADRE PEDRO PINTO *	1460	VENDA NOVA	BELO HORIZONTE	MG	1.164,00	2.195,00	R$	887.621,46
5644	Rua Arariboia	140	Saco de São Francisco	Niterói	RJ	152,00	427,00	R$	1.047.748,40
5964	Rua Nicanor Teixeira de Carvalho	1	Barreira Cravo	Volta Redonda	RJ	1.693,00	5.889,00	R$	2.806.450,20
6002	AV. PRUDENTE DE MORAIS	757 B	TIROL	NATAL	RN	2.304,00	1.112,00	R$	1.957.988,51
307	ROD. JK, KM 1	0	JARDIM MARCO ZERO	MACAPÁ	AP	2.369,00	21.175,00	R$	4.647.800,00
357	RUA DR. JOSÉ JOAQUIM SEABRA	1926	BAIXA DOS SAPATEIROS	SALVADOR	BA	351,00	1.032,00	R$	979.646,92
378	RUA CARVALHO NASCIMENTO	S/Nº	CAJAZEIRAS	SALVADOR	BA	898,00	2.815,00	R$	1.161.739,85
1059	RUA MILTON JOSÉ ORNELAS	0	CENTRO	ALAGOINHAS	BA	349,00	853,00	R$	637.889,50
1072	AV. DOM JOAO VI	203	BROTAS	SALVADOR	BA	274,00	274,00	R$	381.541,38
1078	RUA EZEQUIEL PONDÉ, QUADRA B LOTE 6, 7, e 8	0	JARDIM APIPEMA	SALVADOR	BA	1.188,00	1.188,00	R$	1.087.989,10
1087	RUA BERNARDO SPECTOR	0	VILA LAURA	SALVADOR	BA	383,00	383,00	R$	321.110,12
1089	RUA TEODORO DIAS BARRETO	0		SANTO ANTONIO DE JESUS	BA	—	5.740,00	R$	335.339,11
1102	RUA SENA MADUREIRA	1070	CENTRO	FORTALEZA	CE	3.658,00	1.323,00	R$	2.787.040,56
1104	PRAÇA DEP. FRANCISCO MONTE	838	CENTRO	SOBRAL	CE	1.549,56	2.593,00	R$	2.884.769,74
1111	AV. SANTOS DUMONT	6355	PAPICU	FORTALEZA	CE	888,06	4.000,00	R$	3.942.083,54
2089	RUA SERGIO CARDOSO *	S/Nº	URBANO	VILA VELHA	ES	—	1.627,42	R$	521.638,61
2862	RUA CEL. FRANCISCO BRAZ *	177	CENTRO	ITAJUBÁ	MG	159,00	238,00	R$	318.499,46
3009	RUA MARECHAL DEODORO	162	CENTRO	POUSO ALEGRE	MG	971,00	378,00	R$	959.414,37
3092	AV. INDUSTRIAL *	S/Nº	DISTRITO INDUSTRIAL	GOVERNADOR VALADARES	MG	418,00	10.935,00	R$	1.213.952,88
3122	RUA SEIS JANEIRO *	205	CENTRO	TIMÓTEO	MG	592,00	775,00	R$	527.351,57

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	95/96

LAUDO DE AVALIAÇÃO RJ-0064/14-17a	ANEXO 1C - IMÓVEIS TMAR

CODE	ADDRESS	NUMBER	NEIGHBORHOOD	CITY	STATE	CONSTRUCTED AREA	TOTAL AREA	FAIR VALUE IN DEZ/14
3209	AV. INDUSTRIAL	S/Nº	DISTRITO INDUSTRIAL	GOVERNADOR VALADARES	MG	600,00	28.450,00	R$	1.027.943,97
3356	RUA CEL. DOMICIANO	146	CENTRO	MURIAÉ	MG	405,00	583,00	R$	541.710,16
3494	AV. GERALDO PORFÍRIO BOTELHO *	2385	FERTIZA	ARAXÁ	MG	180,00	2.176,00	R$	502.263,46
3509	AV. AFONSO PENA *	2701	CENTRO	GOVERNADOR VALADARES	MG	445,00	600,00	R$	1.789.601,50
3514	RUA PADRE OLIMPIO *	144	CENTRO	ITABIRA	MG	300,00	450,00	R$	1.442.384,87
3588	AV. 25 DE SETEMBRO	2115	MARCO	BELÉM	PA	15.155,90	9.228,00	R$	12.661.659,06
3597	EST. DO TAPANÃ	S/Nº	TAPANÃ	BELÉM	PA	—	—	R$	2.891.296,37
3859	AV. PRESIDENTE VARGAS, 620 - ESQUINA DA RUA RIACHUELO	620	CAMPINA	BELÉM	PA	1.103,15	298,00	R$	1.071.594,74
4851	RUA FREDERICO LUNDGREN	0	RIO DOCE	OLINDA	PE	5.162,00	5.162,00	R$	979.190,19
5090	RUA CARLOS SOARES BRITO	80	CENTRO	SALGUEIRO	PE	1.599,57	5.973,00	R$	972.467,63
5651	Av. Alberto Braune	224	Centro	Nova Friburgo	RJ	8.318,17	2.430,30	R$	13.014.096,99
5834	Rua Roberto Dias Lopes	112	Leme	Rio de Janeiro	RJ	—	—	R$	3.250.260,93
5930	Estr. Rio-Bahia (BR-116)	Km 76	Pessegueiros	Teresópolis	RJ	—	600,00	R$	16.708,17
5945	Rua Barão do Rio Branco	280/294	Três Rios	Três Rios	RJ	3.115,28	1.363,00	R$	5.338.782,01
5946	Rua Tiradentes, s/n esquina com Rua Dr. Antônio Carlos	0	Três Rios	Três Rios	RJ	—	1.500,00	R$	561.290,04
6614	Estr. Rio Petrópolis	lt. 11, qd. 10	Quitandinha	PETRÓPOLIS	RJ	—	952,00	R$	143.585,82
5798	Rua Dois de Maio	437/439	Engenho Novo	Rio de Janeiro	RJ	10.971,00	80.904,00	R$	18.274.559,46
5203	ESTRADA DE ALDEIA - KM - 12.5 - CENTRO DE TREINAMENTO TELEBRÁS	0	PAU DE FERRO	CAMARAGIBE	PE	19.831,00	201.400,00	R$	5.411.018,93
33468	RUA GUAIPÁ	955/959	VILA LEOPOLDINA	SÃO PAULO	SP	1.378,52	1.378,52	R$	1.480.899,98
238	AV. GETÚLIO VARGAS (CASA BRANCA)	948	CENTRO	MANAUS	AM	351,68	600,00	R$	551.446,53
5712	Rua Dr. Cunha Ferreira	104	Centro	Resende	RJ	414,00	379,00	R$	231.042,64
7546	AV. SEXQUICENTENÁRIO		PERPETUO SOCORRO	IGARAPÉ-MIRI	PA			R$	207.333,00
4049	RUA JOÃO GUALBERTO DE CAMPOS	S/N.º	MARAJÁ	CURUÇÁ	PA			R$	192.123,92
1117	BR 116, KM 159 (RUA CEL ANTONIO CORDEIRO)	3950	ALTAMIRA	RUSSAS	CE	522,00	10.000,00	R$	160.962,77
7469	RUA RUBENS RIBEIRO			ITABERABA	BA	568,80	568,80	R$	160.132,40
1058	PQE. TRIUNFO BARÃO DE COTEGIPE	0	JOÃO DANTAS	ALAGOINHAS	BA	—	1.720,00	R$	108.036,93
2718	RUA BARÃO DE LAVRAS *	598	URBANO	CARMO DA CACHOEIRA	MG	66,00	360,00	R$	96.848,64
5788	Rua Dom Marcos, Pal 43.932 (Teleporto)	2, lt. 01, qd. 24	Cidade Nova	Rio de Janeiro	RJ	—	6.300,00	R$	58.870,64

APSIS CONSULTORIA E AVALIAÇÕES LTDA.	96/96

Exhibit 1D

APPRAISAL METHODOLOGY

GENERAL PROCEDURES

The appraisal is based on the analyses of the fixed assets of the Company. No visits were performed this time to verify the appraised assets, since these assets were appraised by APSIS in 2009.

The sample appraised contemplates the movements (additions and write offs of the assets) from 2009 to 2013 and the useful life considered in the appraisal of the assets is based on studies of useful life utilized by APSIS in 2009 (a study that has been adjusted annually).

For this report, the following groups were analyzed: automatic commutation equipment, data transmission and communication equipment and infrastructure.

REPOSITION VALUE

HISTORICAL COST METHOD

When the value of the good is determined through the correction of its acquisition cost, registered in accounting records, by specific price indexes that are generally used by official entities.

MARKET VALUE

The market value of each good is obtained by multiplying its reposition value and a coefficient of depreciation. For the appraisal, a specific appraisal methodology was chosen, based on inputs by the Administration, public information and on our own experience in similar cases. In this process, we take into account the following parameters:

•	Useful life: Interval of time from the date of installation, or from the beginning of use, until the moment when the service ceases being of economic interest.

•	Age: Time spanned since the good has started being used (the acquisition date) and the valuation date.

•	Remaining Useful Life: Period, in years, from the valuation date until the estimated date when the good will cease to be of economic interest.

•	Residual Value: Value of the good at the end of its useful life.

•	Depreciation: A parcel that takes in consideration the functional depreciation (due to wear from of the components), technological obsolescence and functional obsolescence.

Report RJ-0064/14-17 – Exhibit 1D 1

Summary Table

Valuation Date: 12/31/2014 Value in BRL, useful life in years
Valuation Summary

BALANCE ACCOUNT	ACCOUNT DESCRIPTION	ACQUISITION COST	BOOK DEPRECIATION		RESIDUAL VALUE	REPOSITION VALUE	FAIR VALUE	STEP-UP		REMAINING USEFUL LIFE
Automatic communication equipment		14.941.283.503	-	12.837.168.900	2.104.114.602	9.450.424.569	2.229.520.846		125.406.244	—
13210000	Equipamentos Terminais	2.162.151.220	-	2.009.326.544	152.824.675	1.481.683.502	290.676.162		137.851.487
13210020	EQUIPAMENTO DE COMUTAÇÃO	12.779.132.283	-	10.827.842.356	1.951.289.927	7.968.741.067	1.938.844.684	-	12.445.243
									—
Data transmission and communication equipment		48.641.111.951	-	36.577.231.383	12.063.880.568	35.949.130.805	11.721.318.226	-	342.562.342	—
13210010	REDE DE ACESSO	14.654.312.212	-	12.162.518.949	2.491.793.264	9.717.695.661	3.202.805.993		711.012.729
13210030	EQUIPAMENTO DE TRANSMISSÃO	31.781.712.041	-	22.517.170.991	9.264.541.049	24.729.926.695	8.127.806.407	-	1.136.734.642
13210032	Arrendamento Mercantil - Equipamentos de Transmissão	1.791.863	-	1.791.848	16	1.382.930	137.249		137.233
13210040	MEIOS DE TRANSMISSÃO - ENTROCAMENTO	2.203.295.835	-	1.895.749.596	307.546.240	1.500.125.519	390.568.577		83.022.337
									—
Infrastructure		8.591.222.944	-	5.735.195.236	2.856.027.708	18.781.854.282	6.606.979.068		3.750.951.360
13210070	EQUIPAMENTO DE ENERGIA	3.016.532.016	-	1.906.946.736	1.109.585.280	8.875.694.904	1.767.018.356		657.433.076
13210080	Equip. climatização	163.947.996	-	84.234.851	79.713.146	370.366.746	137.903.439		58.190.293
13210090	TORRES	1.171.460.241	-	539.804.294	631.655.947	3.808.496.435	2.016.378.436		1.384.722.489
13210100	POSTES	509.976.529	-	267.862.894	242.113.635	1.536.417.474	373.927.292		131.813.657
13210110	CANALIZAÇÃO SUBTERRÂNEA	2.023.345.550	-	1.712.970.535	310.375.014	2.297.537.132	1.728.746.505		1.418.371.491
13210120	EQUIPTO DE SUPERVISÃO E SEGURANÇA	1.333.378.010	-	912.963.721	420.414.289	1.650.312.918	529.223.684		108.809.395
13210130	PLATAFORMAS ESPECIAIS	358.354.618	-	299.710.346	58.644.272	225.542.503	44.947.523	-	13.696.749
13210210	EQUIPAMENTO DE CLIMATIZAÇÃO/ENERGIA	14.227.984	-	10.701.860	3.526.124	17.486.170	8.833.833		5.307.709

		72.173.618.398	-	55.149.595.519	17.024.022.879	64.181.409.656	20.557.818.140		3.533.795.261	—

Obs.: The analytical data base that was used to elaborate the table above is available with the Company’s Administration.

Report RJ-0064/14-17 – Exhibit 1D 2

Exhibit 2

Exhibit 2

Glossary

ABL - Gross Leasable Area

ABNT (Associação Brasileira de Normas Técnicas) - Brazilian Technical Standards Association.

Allocated Codes - serial number (grades or weights) to differentiate the quality features of properties.

Allotment - subdivision of a tract of land into lots for buildings with the opening of new thoroughfares, or the extension, modification or expansion of existing ones.

Amortization - systematic allocation of the depreciable value of an asset over its useful life.

Apparent Age - estimated age of a property according to its characteristics and conservation status at the time of inspection.

Asset - a resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

Asset Approach - valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

Base Date - specific date (day, month and year) of application of the assessment value.

Basic Infrastructure - urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes.

BDI (Budget Difference Income) - a percentage that indicates the benefits and overhead costs applied to the direct cost of construction.

Best Use of the Property - the most economically appropriate use of a certain property according to its characteristics and surroundings, respecting legal limitations.

Beta - a systematic risk measure of a share; price trend of a particular share to be correlated with changes in a given index.

Book Value - the value at which an asset or liability is recognized on the balance sheet.

Building Standard - the quality of the improvements according to the specifications of design, materials, workmanship and performance effectively used in construction.

Business Combination - union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

Business Risk - uncertainty of realization of expected future returns of the business resulting from factors other than financial leverage.

CAPEX (Capital Expenditure) - fixed asset investments.

Capitalization - conversion of a simple period of economic benefits into value.

CAPM (Capital Asset Pricing Model) - model in which the capital cost for any share or lot of shares equals the risk free rate plus risk premium provided by the systematic risk of the share or lot of shares under investigation. Generally used to calculate the Cost of Equity or the Cost of Shareholder Capital.

Capitalization Rate - any divisor used to convert economic benefits into value in a single period.

Capital Structure - composition of a company’s invested capital, between own capital (equity) and third-party capital (debt).

Cash Flow - cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, non-operating, etc...).

Cash Flow on Invested Capital - cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

Cash-Generating Unit - smallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

Casualty - an event that causes financial loss.

Company - commercial or industrial entity, service provider or investment entity holding economic activities.

Conservation Status - physical status of an asset as a result of its maintenance.

Control - power to direct the strategic policy and administrative management of a company.

Control Premium - value or percentage of the pro-rata value of a lot of controlling shares over the pro-rata value of non-controlling shares, which reflect the control power.

Cost - the total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation.

Cost of Capital - Expected rate of return required by the market as an attraction to certain investment funds.

CPC (Comitê de Pronunciamentos Contábeis) - Accounting Pronouncements Committee.

Current Value - value replacement with a new value depreciated as a result of the physical state the property is in.

CVM - Securities and Exchange Commission.

Damage - damage caused to others by the occurrence of flaws, defects, accidents and crimes, among others.

Data Treatment - application of operations to express, in relative terms, the attribute differences between the market data and data of the property being assessed.

Date of Issue - closing date of the valuation report, when conclusions are conveyed to the client.

DCF (Discounted Cash Flow) - discounted cash flow.

D & A - depreciation and amortization.

Dependent Variable - variable to be explained by the independent ones.

Depreciable Value - cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value.

Depreciation - systematic allocation of the depreciable value of an asset during its useful life.

Dichotomous Variable - variable that assumes only two values.

Direct Production Cost - spending on inputs, including labor, in the production of goods.

Discount for Lack of Control - value or percentage deducted from the pro-rata value of 100% of the value of a company that reflects the absence of part or all of the control.

Discount for Lack of Liquidity - value or percentage deducted from the pro-rata value of 100% of the value of a company that reflects the lack of liquidity.

Discount Rate - any divisor used to convert a flow of future economic benefits into present value.

Drivers - value drivers or key variables.

EBIT (Earnings before Interest and Taxes) - earnings before interest and taxes.

EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) - earnings before interest, taxes, depreciation and amortization.

Economic Benefits - benefits such as revenue, net profit, net cash flow, etc.

Efficient Use - that which is recommendable and technically possible for the location on a reference date, among the various uses permitted by the applicable law, observing surrounding marketing trends.

Electrical Damage Value - estimated cost of the repair or replacement of parts, when the property suffers electrical damage. Values are tabulated in percentages of the Replacement Value and have been calculated through the study of equipment manuals and the expertise in corrective maintenance of Apsis technicians.

Enterprise - set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

Enterprise Value - economic value of the company.

Equity Value - economic value of the equity.

Equivalent Construction Area - constructed area on which the unit cost equivalence of corresponding construction is applied, according to ABNT postulates.

Equivalent Depth - numerical result of the division of a lot area by its main projected front.

Expertise - technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

Facilities - set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation.

Fair Market Value - value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

Fair Value Less Cost to Sell - value that can be obtained from the sale of an asset or cash-generating unit less sale expenses, in a transaction between knowledgeable, willing and uninterested parties.

FCFF (Free Cash Flow to Firm) - Free cash flow to firm, or unlevered free cash flow.

Financial Lease - that which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

Fixed Asset - tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

Flaw - anomaly that affects the performance of products and services, or makes them inadequate to the purposes intended, causing inconvenience or material loss to the consumer.

Forced Liquidation - condition on the possibility of a compulsory sale or in a shorter period than the average absorption by the market.

Free Float - percentage of outstanding shares on the company’s total capital.

Frontage - horizontal projection of the line dividing the property and the access road; measurement of the front of a building.

Goodwill - see Premium for Expected Future Profitability.

Homogenization - treatment of observed prices by application of mathematical transformations that express, in relative terms, the differences between market data attributes and those of the property assessed.

Homogenized Area - useful or private area, or built with mathematical treatments for valuation purposes, according to criteria based on the real estate market.

IAS (International Accounting Standards) - principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards.

IASB (International Accounting Standards Board) - International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

Ideal Fraction - percentage owned by each of the buyers (tenants) of the land and of the building’s common items.

IFRS (International Financial Reporting Standards) - International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

Impairment - see Impairment losses

Impairment Losses (impairment) - book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale.

Income Approach - valuation method for converting the present value of expected economic benefits.

Independent Variables - variables that provide a logical content to the formation of the value of the property subject to the assessment.

Indirect Production Cost - administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

Influence Point - atypical point that, when removed from the sample, significantly changes the estimated parameters or the linear structure of the model.

Insurance - risk transfer guaranteed by contract whereby one party undertakes, subject to payment of premium, to indemnify another for the occurrence of casualties covered under the policy.

Insurance Value - value at which an insurance company assumes the risks. Except in special cases, it is not applied to land and foundations.

Intangible Asset - identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations.

Internal Rate of Return - discount rate where the present value of future cash flow is equivalent to the cost of investment.

International Accounting Standards (IAS) - standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC).

Invested Capital - the sum of own capital and third-party capital invested in a company. Third-party capital is usually related to debt with interest (short and long-term) and must be specified within the context of the valuation.

Investment Property - property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes.

Investment Value - value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

Key Money - amount paid by the prospective tenant for signature or transfer of the lease contract, as compensation for the point of sale.

Key Variables - variables that, a priori, and traditionally have been important for the formation of property value.

Levered Beta - beta value reflecting the debt in capital structure.

Liability - present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits.

Liquidation Value - value of a property offered for sale on the market outside the normal process, i.e. one that would be established if the property were offered for sale separately, taking into account the costs involved and the discount required for a sale in a reduced period.

Liquidity - ability to rapidly convert certain assets into cash or into the payment of a certain debt.

Market Approach - valuation method in which multiple comparisons derived from the sales price of similar assets are adopted.

Market Data - set of information collected on the market related to a particular property.

Marketing Factor - the ratio between the market value of an asset and its reproduction cost less depreciation or replacement cost, which may be higher or lower than 1 (one).

Market Research - set of activities for identification, investigation, collection, selection, processing, analysis and interpretation of results on market data.

Maximum Insurance Value - maximum value of the property for which it is recommendable to insure it. This criterion establishes that the property whose depreciation is greater than 50% should have its Maximum Insurance Value equivalent to twice as much as the Current Value; and the property whose depreciation is with less than 50% should have its Maximum Insurance Value equivalent to the Replacement Value.

Multiple - market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...).

Net Debt - cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus.

Non-Operating Assets - those not directly related to the company’s operations (may or may not generate revenue) and that can be disposed of without detriment to its business.

Null hypothesis in a regression model - hypothesis in which one or a set of independent variables involved in the regression model are not important to explain the variation of the phenomenon in relation to a pre-established significance level.

Operating Assets - assets that are basic to the company’s operations.

Operating Lease - that which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

Parent Company - an entity that has one or more subsidiaries.

Perpetual Value - value at the end of the projective period to be added on the cash flow.

Point of Sale - intangible asset that adds value to commercial property, due to its location and expected commercial exploitation.

Population - total market data of the segment to be analyzed.

Premium for Expected Future Profitability (goodwill) - future economic benefits arising from assets not capable of being individually identified or separately recognized.

Present Value - the estimated present value of discounted net cash flows in the normal course of business.

Price - the amount by which a transaction is performed involving a property, a product or the right thereto.

Private Area - useful area plus building blocks (such as walls, pillars, etc.) and elevator hallway (in specific cases).

Property - something of value, subject to use, or that may be the object of a right, which integrates an equity.

Qualitative Variables - variables that cannot be measured or counted, only ordered or ranked, according to attributes inherent to the property (e.g., building standard, conservation status and quality of the soil).

Quantitative Variables - variables that can be measured or counted (e.g., private area, number of bedrooms and parking spaces).

Range for Real Estate Valuations - range in the vicinity of the point estimator adopted in the valuation within which to arbitrate the value of the property, provided it is justified by the existence of features that are not contemplated in the model.

Re (Cost of Equity) - return required by shareholders for the capital invested.

Real Estate - property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use.

Recoverable Value - the highest fair value of an asset (or cash-generating unit) minus the cost of sales compared with its value in use.

Rd (Cost of Debt) - a measure of the amount paid for the capital earned from third parties, in the form of loans, financing, market funding, among others.

Reference Real Estate - market data with features comparable to the property assessed.

Regression Model - the model used to represent a specific phenomenon, based on a sample, considering the various influencing characteristics.

Remaining Life - a property’s remaining life.

Replacement Cost - a property’s reproduction cost less depreciation, with the same function and features comparable to the property assessed.

Replacement Value for New - value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property.

Reproduction Cost - expense required for the exact duplication of a property, regardless of any depreciation.

Reproduction Cost Less Depreciation - a property’s reproduction cost less depreciation, considering the state it is in.

Residual Value - value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period.

Residual Value of an Asset - estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life.

Sample - set of market data representative of a population.

Scrap Value - market value of a property’s reusable materials in disabling conditions, without their being used for production purposes.

Shareholders’ Equity at Market Prices - see Assets Approach.

Statistical Inference - part of statistical science that allows drawing conclusions about the population from a sample.

Subsidiary - entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company).

Supporting Documentation - documentation raised and provided by the client on which the report premises are based.

Survey - evidence of local events through insightful observations in a property and of the factors and conditions that constitute or influence it.

Tangible Asset - physically existing asset, such as land, building, machinery, equipment, furniture and tools.

Technical Report - detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject.

Total Construction Area - resulting from the sum of the real private area and the common area allocated to an independent unit, defined according to ABNT.

Urbanizable Land - land eligible to receive urban infrastructure works aiming at its efficient use, by means of the subdivision, split or implementation of a business.

Useful Area - real private area subtracted from the area occupied by walls and other building blocks that prevent or hinder its use.

Useful Economic Life - the period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

Valuation - act or process of determining the value of an asset.

Valuation Methodology - one or more approaches used in developing evaluative calculations for the indication of the value of an asset.

Value at Risk - representative value of the share of the property one wishes to insure and that may correspond to the maximum insurable value.

Value in Use - value of a property in operating conditions in its present state, such as the useful part of an industry, including, where relevant, the costs of design, packaging, taxes, freight and installation.

Value Plan - the graphic representation or listing of generic square meter values of land or of the real estate on the same date.

WACC (Weighted Average Cost of Capital) - model in which capital cost is determined by the weighted average of the market value of capital structure components (own and others).

Different The difference lies in a multidisciplinary, highly-qualified team, in the market for more than 30 years. We work with clients of different sizes and in different sectors of the economy.

Simple

We wish to simplify things for you.

We are a team sized to your needs.

We are resourceful, precise and to-the-point.

Here you talk with those who decide.

Intelligent

Intelligence translates itself into the capacity to quickly understand your problem and turn it into a solution, using creativity, knowledge and experience.

We are a company always on the move. And ready to meet your company’s needs.

Appraisal for Corporate Restructuring Purposes

•	Independent Appraisal Reports

•	Technical Reports for Consolidations, Spin-offs and Mergers

•	Asset Valuation in Investiment and Real Estate Funds

•	Share Capital Increase

•	IPO - Public Share Offering

•	Net Equity at Market Price (Exchange Ratio)

•	Alternative Dispute Resolution (ADR)

Appraisal for Financial Statements (Fair Value)

•	Business Combination - Goodwill

•	Impairment Test

•	Intangible Assets (Brands, Softwares and Others)

•	Economic Lifetime, Residual Value and Replacement Value

•	Property for Investments

•	Purchase Price Allocation (PPA)

•	Biological Assets

Corporate Finance

•    Business, Brand Valuation and Other Intangible Asset Valuation

•    Mergers & Acquisitions (M&A)

•    Fairness Opinion

•    Investors and Opportunity Prospection

•    Feasibility Studies

•    Strategic Financial Modeling

•    Performance Analysis Indicator

Fixed Asset Management

•  Inventory-taking and Accounting Reconciliation

•  Equity Outsourcing

Real Estate Appraisal

•  Purchase & Sale / Rental Evaluation

•  Bank Guarantee / Payment in Kind

•  Insurance Appraisal

•  Tax Review (Land and Property Tax / Transfer Tax)

You can find more information about our services and cases at apsis.com.br

AÇÚCAR GUARANI (GRUPO TEREOS)

ALIANSCE SHOPPING CENTERS

ALL - AMÉRICA LATINA LOGÍSTICA

AMBEV

ANDRADE GUTIERREZ

ANHANGUERA

ARCELOR MITTAL

AYESA INTERNATIONAL

BANK OF AMERICA MERRILL LYNCH

BHG - BRAZIL HOSPITALITY GROUP

BIAM GESTÃO DE CAPITAIS

BM&A -BARBOSA, MÜSSNICH & ARAGÃO ADVOGADOS

BM&F BOVESPA

BNDES

BNY MELLON

BR MALLS

BR PROPERTIES

BRASIL FOODS

BRASKEM

BRAZIL PHARMA

BROOKFIELD INCORPORAÇÕES (BRASCAN)

BTG PACTUAL

BUNGE FERTILIZANTES

CAMARGO CORRÊA

CAMIL ALIMENTOS

CARLYLE BRASIL

CARREFOUR

CASA & VIDEO

CCX - EBX - IMX - LLX - MMX

CEG

CIELO

CLARO

CLUB MED

COCA-COLA

COMITÊ OLÍMPICO BRASILEIRO - COB

CONTAX

CPFL

CREDICARD

CSN - COMPANHIA SIDERÚRGICA NACIONAL

EMBRAER

EMBRATEL

ENERGISA

ESTÁCIO PARTICIPAÇÕES

ESTALEIRO ALIANÇA

ETERNIT

FEMSA BRASIL

FGV - FUNDAÇÃO GETÚLIO VARGAS

FGV - PROJETOS

FOZ DO BRASIL

FRESH START BAKERIES (EUA)

GAFISA

GENERAL ELETRIC DO BRASIL (GE)

GERDAU

GETNET

GOL LINHAS AÉREAS

GOUVÊA VIEIRA ADVOGADOS

GP INVESTIMENTOS

HYPERMARCAS

IDEIASNET

INBRANDS

IOCHPE MAXION

JBS

KRAFT FOODS

L’ORÉAL

LAFARGE

LAVAZZA

LEADER MAGAZINE

LIGHT

LIQUIGÁS

LOBO & IBEAS ADVOGADOS

LOJAS AMERICANAS

LORINVEST (LORENTZEN)

MACHADO, MEYER, SENDACZ E OPICE ADVOGADOS

MAGNESITA

MARFRIG

MATTOS FILHO ADVOGADOS

MG A.A DE INVESTIMENTOS

MICHELIN

MULTIPLAN

OI S.A.

OWENS ILLINOIS AMERICA LATINA

PÁTRIA INVESTIMENTOS

PEIXE URBANO

PETROBRAS

PINHEIRO GUIMARÃES ADVOGADOS

PINHEIRO NETO ADVOGADOS

PONTO FRIO (VIA VAREJO S.A.)

PROCTER & GAMBLE

PSA PEUGEOT CITROEN

QUATTOR

REPSOL YPF

REXAM

RIO BRAVO

ROTHSCHILD & SONS

SHELL

SHV

SOUZA, CESCON ADVOGADOS

TAURUS

TELOS FUNDAÇÃO EMBRATEL

TIM BRASIL

TOTVS

TRENCH, ROSSI E WATANABE ADVOGADOS

ULHÔA CANTO, REZENDE E GUERRA ADVOGADOS

ULTRAPAR

UNIMED

VEIRANO ADVOGADOS

VEREMONTE

VIVO

VOTORANTIM

W. TORRE

WHEATON DO BRASIL

WHITE MARTINS

XP INVESTIMENTOS

Rio de Janeiro

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